Form 20-F
period 2022-12-31
Genius Group Ltd
filed 2023-06-06
CIK 1847806

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

C/O Greg Lavelle,

Puglisi & Associates

850 Library Avenue, Suite 204,

Newark, Delaware, 19711

Telephone: 302-738-6680

Email: info@geniusgroup.net

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares, no par value per share	The NYSE American LLC, Upstream

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: As of December 31, 2022, there were 27,705,227 shares of the registrant’s ordinary shares, no par value per share, issued and outstanding.

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

To aid in the understanding the entities, acquisitions, products, services and certain other concepts referred to in this Annual Report, the following non-exhaustive glossary of terms is provided:

AI means Artificial Intelligence, which is a technology that enables machine learning, specifically in the case of Genius Group where our Genie virtual assistant is able to recommend personalized steps for each student based on Genie learning the personal strengths, passions, purpose, preferences and level of each student through their inputs on our Edtech platform.

Certification refers to the digital courses on our GeniusU platform that faculty members take in order to be certified to mentor students on GeniusU, and to be able to add their own courses and products to GeniusU.

City Leader refers to our mentors who host monthly events in their city to support the Students and mentors in their local area.

Convertible Note Fund Raise or convertible note fund raise refers to Post IPO fund raise by secured convertible note with proceeds of $17.0 million for the face amount of $18.1 million in September, 2022.

E-Square refers to E-Squared Education Enterprises (Pty) Ltd, a South African private limited company and one of the Acquisitions as defined below.

Edtech is an abbreviation of Educational Technology and refers to technology designed to improve the effectiveness, efficiency and experience of the education process. Genius Group is focused on growing as an Edtech group with the ability to scale rapidly and operate globally.

Education Angels refers to Education Angels in Home Childcare Limited, a New Zealand private limited company and one of the Acquisitions as defined below.

Genius Group (or the Group) refers to the entire group of companies within Genius Group, which include the four companies in the Pre-IPO Group and, following the closing of their acquisitions, the five Acquisitions as defined below.

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

Acquisitions refers to the five companies that we acquire following our IPO including Revealed Films acquired in Oct 2022.

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

Partners refer to all individuals who are creating, marketing, delivering or hosting courses on GeniusU and PIN, and all faculty members delivering courses in all other Group companies.

Pre-IPO Group refers to the four companies which were already operating as a group in 2020 prior to our IPO on 14 April 2022, namely Genius Group Ltd, GeniusU Ltd, Entrepreneurs Institute and Entrepreneur Resorts.

Property Investors Network (or PIN) refers to Property Investors Network Ltd combined with its sister company Mastermind Principles Limited, a United Kingdom (“U.K.”) private limited company and one of the Acquisitions as defined above.

Revealed Films (or RF) refers to Revealed Films Inc, US Corporation and one of the Acquisitions as defined above.

Students refer to all individuals who have registered for courses in our Group companies. This is further divided into Free Students, who have registered for free courses, and Paying Students, who have registered and paid for courses.

University of Antelope Valley (or UAV) refers to University of Antelope Valley, Inc., a California corporation and one of the Acquisitions as defined above.

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key Information—D. Risk Factors.” These forward-looking statements include:

●	our ability to compete in the highly competitive markets in which we operate, and potential adverse effects of this competition;
●	our ability to maintain revenues if our products and services do not achieve and maintain broad market acceptance, or if we are unable to keep pace with or adapt to rapidly changing technology, evolving industry standards and changing regulatory requirements;
●	uncertainty, downturns and changes in the markets we serve;
●	our expectations regarding the size of the global education market, Edtech market and the various geographic and demographic markets that our group of companies serve;
●	our competitiveness in the marketplace in relation to existing and new competitors in the marketplace;
●	our commercialization strategy, including our plans to acquire education companies, to combine them in a global curriculum and Edtech platform, and to digitize and distribute our courses globally;
●	our belief that we will be able to drive commercialization of our GeniusU Edtech platform through the growth of our A.I., and technology development;
●	our ability to effectively integrate our Pre-IPO Companies, Acquisitions in order to expand their product range and improve their financial performance;
●	the willingness of our Partners, mentors and Students to adopt GeniusU as their Edtech platform of choice;
●	our ability to effectively manage our anticipated growth;
●	the timing, scope or likelihood of regulatory submissions, filings, approvals, authorizations or clearances;
●	our ability to repay or service our debt obligations and meet the financial covenants related to such debt obligations;
●	our ability to enforce our intellectual property rights and to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties;
●	our ability to develop and maintain effective internal controls over financial reporting;
●	our ability to attract, motivate and retain qualified employees, including members of our senior management team;
●	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and a foreign private issuer;
●	the future trading price of common shares and impact of securities analysts’ reports on these prices;
●	our ability to fully derive anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions;
●	exchange rate fluctuations and volatility in global currency markets;
●	potential adverse tax consequences resulting from the international scope of our operations, corporate structure and financing structure; and
●	increased risks resulting from our international operations.

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

Risks Related to Our Business and Industry (All Group companies)

➢	We are a global business subject to complex economic, legal, political, tax, foreign currency and other risks associated with international operations, which risks may be difficult to adequately address.
➢	Our growth strategy anticipates that we will create new products, services, and distribution channels and expand existing distribution channels. If we are unable to effectively manage these initiatives, our business, financial condition, results of operations and cash flows would be adversely affected.
➢	Our growth may have a negative effect on the successful expansion of our business, on our people management, and on the increase in complexity of our software and platforms.
➢	If our growth rate decelerates significantly, our prospects and financial results would be adversely affected, preventing us from achieving profitability.
➢	We may be unable to recruit, train and/or retain qualified teachers, mentors, and other skilled professionals.
➢	Our business may be materially adversely affected if we are not able to maintain or improve the content of our existing courses or to develop new courses on a timely basis and in a cost-effective manner.
➢	Failure to attract and retain students to enroll in our courses and programs, and to maintain tuition levels, may have a material adverse impact on our business and prospects.
➢	If student performance falls or parent and student satisfaction declines, a significant number of students may not remain enrolled in our programs, and our business, financial condition and results of operations will be adversely affected.
➢	Our curriculum and approach to instruction may not achieve widespread acceptance, which would limit our growth and profitability.
➢	The continued development of our brand identity is important to our business. If we are not able to maintain and enhance our brand, our business and operating results may suffer.
➢	If our partnerships are unable to maintain educational quality, we may be adversely affected.
➢	There is significant competition in the market segments that we serve, and we expect such competition to increase; we may not be able to compete effectively.

➢	The COVID-19 pandemic has significantly negatively impacted segments of our business and may continue to do so.
➢	Our business and operations may be adversely affected by economic uncertainty and volatility in the financial markets, including as a result of the military conflict in Ukraine.
➢	Our business may be materially adversely affected by a general economic slowdown or recession.
➢	We may be sued for infringement of the intellectual property rights of others and such actions would be costly to defend, could require us to pay damages and could limit our ability or increase our costs to use certain technologies in the future.
➢	We cannot assure you that we will not be subject to liability claims for any inaccurate or inappropriate content in our training programs, which could cause us to incur legal costs and damage our reputation.
➢	We may be subject to legal liability resulting from the actions of third parties, including independent contractors and teachers, which could cause us to incur substantial costs and damage our reputation.
➢	We may not have sufficient insurance to protect ourselves against substantial losses.
➢	A cybersecurity attack or other security breach or incident could delay or interrupt service to our users and customers, harm our reputation or subject us to significant liability.

Risks Related to Our Business and Industry

➢	We are a growing company with a limited operating history. If we fail to achieve further marketplace acceptance for our products and services, our business, financial condition and results of operations will be adversely affected.
➢	Our Edtech platform is technologically complex, and potential defects in our platforms or in updates to our platforms could be difficult or even impossible to fix.
➢	System disruptions, capacity constraints and vulnerability from security risks to our online computer networks could impact our ability to generate revenues and damage our reputation, limiting our ability to attract and retain students.
➢	Our current success and future growth depend on the continued acceptance of the Internet and the corresponding growth in users seeking educational services on the Internet.
➢	We are susceptible to the illegal or improper use of our content, Edtech and platform (whether from students, teachers, mentors, management personnel and other employees, or third parties), or other forms of misconduct, which could expose us to liability and damage our business and brand.
➢	We may be unable to manage and adapt to changes in technology.
➢	We must monitor and protect our Internet domain names to preserve their value.
➢	The long-term success of our campuses is highly dependent on our ability to effectively identify and secure appropriate sites for new resorts and cafes.
➢	Increases in labor costs, labor shortages, and any difficulties in attracting, motivating, and retaining well- qualified employees within the hospitality industry could have an adverse effect on our business, financial condition, and results of operations for our resorts and cafes.

Risks Related to Our Business and Industry (Specific to Acquisitions)

➢	We have acquired the acquisitions and may pursue other strategic acquisitions or investments. The failure of an acquisition or investment (including but not limited to the Acquisitions) to be completed or to produce the anticipated results, or the inability to fully integrate an acquired company, could harm our business.
➢	The continued success of our Acquisitions depends initially on the value of the local brands of each of the companies and how we integrate those brands with Genius Group and GeniusU, which may be materially adversely affected by changes in current and prospective students’ perceptions post-acquisition.
➢	Growing the certified education courses offered by our Acquisitions could be difficult for us.

➢	Our Acquisitions are subject to uncertain and varying laws and regulations, and any changes to these laws or regulations may materially adversely affect our business, financial condition and results of operations.
➢	Regulatory changes that affect the timing of government-sponsored student aid payments or receipt of government-sponsored financial aid could materially adversely affect our liquidity.
➢	The changing public perception and changes to government policies with respect to private schools may have a materially adverse impact on our Acquisitions and our overall plans to expand in the early learning, primary school, secondary school and university markets.
➢	The poor performance or reputation of other early learning schools or the industry as a whole could tarnish the reputation of our Acquisition, Education Angels, which could have a negative impact on its business.
➢	Changes in the demand for childcare and workplace solutions, which may be negatively affected by demographic trends and economic conditions, including unemployment rates, may affect Education Angels.
➢	The expansion of Education Angels, into certain markets including the United States may be negatively impacted by increased competition based on changes in government regulation and benefit programs.
➢	Our Acquisition, E-Square, may be negatively affected by the economic and political conditions in South Africa.
➢	Public perception and regulatory changes in the primary school and secondary school systems in countries that E-Square may expand to may have a materially adverse impact on the company.
➢	Our growth plans for E-Square and our plans to expand into the primary school and high school markets will be a complex and lengthy process where future success is not assured.
➢	If we cannot maintain student enrollments and maintain tuition levels in our Acquisition, UAV, the university’s results of operations may be materially adversely affected.
➢	The reputation of UAV may be negatively influenced by the actions of other for-profit and private universities.
➢	The university and vocational college market is very competitive, and we may not be able to achieve our growth plans with UAV.
➢	If the graduates of UAV are unable to obtain professional licenses or certifications required for employment in their chosen fields of study, the university’s reputation may suffer and we may face declining enrollments and revenues or be subject to student litigation.
➢	If the graduates of UAV do not meet possible future standards of “gainful employment,” this may negatively affect the university’s reputation and access to government funding.
➢	Growing the online academic programs of UAV on the GeniusU Edtech platform could be difficult for us.
➢	If for-profit universities and colleges, which offer online education alternatives different from ours, perform poorly, it could tarnish the reputation of online education as a whole, which could impair UAV’s ability to grow its business.
➢	Our growth plans for UAV and our plans to expand into the university and vocational college market in the United States and globally is a complex and lengthy process, exposing us to risks inherent in international growth.
➢	The course content of our Acquisition, PIN, requires ongoing updating based on the current government regulations and market conditions of the property market.
➢	The wide range of differences between the property markets in different countries may make it challenging for PIN to achieve its global expansion plan.
➢	The reputation of PIN may be negatively influenced by the actions of other property investing training companies and courses.
➢	The demand for digital documentaries in our acquisition, RF, may decline post Covid, which may impact our ability to attract the same level of audience and in turn the same level of revenue as during Covid.
➢	The increasing competition within both the online streaming market and online documentaries may make it challenging to achieve profitable growth for RF.
➢	The documentaries produced by RF rely on the topics remaining popular for a period of time. A shift in the popularity of the topics covered may have an adverse effect on the sales of RF’s documentaries both at the time of launch and subsequently at the time of relaunch.

Risks Related to Investing in a Foreign Private Issuer or a Singapore Company

➢	As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the NYSE American listing standards. This may afford less protection to holders of our ordinary shares than U.S. regulations.
➢	We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are instead subject to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) reporting obligations that, to some extent, are more lenient and less detailed than those for a U.S. issuer.
➢	We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.
➢	We are a Singapore incorporated company, and it may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in Singapore.
➢	We are incorporated in Singapore, and our shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.
➢	We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.
➢	Singapore take-over laws contain provisions that may vary from those in other jurisdictions.
➢	Subject to the general authority to allot and issue new ordinary shares provided by our shareholders, the Singapore Companies Act and our constitution, our directors may allot and issue new ordinary shares on terms and conditions and for such purposes as may be determined by our Board of Directors (“Board”) in its sole discretion.
➢	We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders.
➢	Singapore taxes may differ from the tax laws of other jurisdictions.
➢	Tax authorities could challenge the allocation of income and deductions among our subsidiaries, which could increase our overall tax liability.

Risks Related to Ownership of Ordinary Shares

➢	The requirement that we repay the Convertible Note and interest thereon in cash under certain circumstances, and the restrictive covenants contained in the Convertible Note, could adversely affect our business plan, liquidity, financial condition, and results of operations.
➢	We may subject to default under our convertible note agreements that might limit our flexibility in managing the day to day operations
➢	Our assets and the assets of certain of our subsidiaries have been pledged as security for our obligations under the Convertible Note, and our default with respect to those obligations could result in the transfer of our assets to our creditor. Such a transfer could have a material adverse effect on our business, capital, financial condition, results of operations, cash flows and prospects.
➢	In the future, our ability to raise additional capital to expand our operations and invest in our business may be limited, and our failure to raise additional capital, if required, could impair our business.
➢	Our share price may be volatile, and the market price of our ordinary shares may drop.
➢	We have broad discretion over the use of proceeds we received in our IPO and may not apply the proceeds in ways that increase the value of our ordinary shares.
➢	A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.
➢	If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, our share price and/or trading volume could decline.
➢	We may not pay dividends on our ordinary shares in the future and, consequently, the investors’ ability to achieve a return on their investment will depend on appreciation in the price of our ordinary shares.
➢	We currently report our financial results under IFRS, which differs in certain significant respects from U.S. GAAP.
➢	We are an emerging growth company within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
➢	We incur significantly increased costs and devote substantial management time as a result of operating as a public company.
➢	If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence.
➢	If we are not able to comply with the applicable continued listing requirements or standards of the NYSE American and Upstream, the NYSE American and/or Upstream could delist our ordinary shares.
➢	We are dual listed on NYSE American and Upstream and there may sometimes be share price differences between the two exchanges
➢	U.S. investors are currently permitted to trade (buy, sell or deposit) Upstream listed securities, via intermediate US broker (Boustead security) .

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data

The following tables set forth summarizes combined pro forma financial data and audited summary consolidated financial data for the periods and as of the dates indicated. The summary combined unaudited pro forma financial data below includes the consolidated financials of all companies in the Genius Group, including the Pre-IPO Group and the Acquisitions as if they were operating as one group in the periods indicated. The pro forma financials for 2022 include the audited financial data of the Pre-IPO Group and Acquisitions from the audited financials and the unaudited financial data of the Acquisitions.

The summary income data for the years ended December 31, 2022 and 2021 and the summary balance sheet data as of December 31, 2022 and 2021 for the Group are derived from the audited consolidated financial statements included in this Annual Report. Our audited consolidated financial statements have been prepared in U.S. dollars and in accordance with IFRS, as issued by the IASB. In addition, Audited financials are provided for the financial period ended September 30, 2022 for Revealed Films, as it was a significant acquisition in October 2022.

Genius Group is made up of nine companies (taking into account the Acquisitions) that have varying financial performance. For this reason, you should read the summary combined pro forma financial data in conjunction with our audited consolidated financial statements and related notes beginning on page F-1 of this Annual Report, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Annual Report. Our historical results do not necessarily indicate our expected results for any future periods.

	Genius Group	Group
	Pro forma	Audited Financials
	Year Ended	Year Ended
	December 31,	December 31,
	2022	2022	2021
	(USD 000’s)	(USD 000’s)	(USD 000’s)
Sales	28,129	18,194	8,295
Cost of goods sold	(13,328)	(9,555)	(5,537)
Gross profit	14,801	8,639	2,757
Other Operating Income	280	280	324
Operating Expenses	(57,013)	(50,502)	(7,250)
Operating Loss	(41,932)	(41,583)	(4,168)
Other income	1,172	419	0
Other Expense	(15,207)	(15,151)	(450)
Net Loss Before Tax	(55,967)	(56,315)	(4,618)
Tax Benefits	1,064	1,064	129
Net Loss After Tax	(54,903)	(55,252)	(4,489)
Other Comprehensive Loss	(1,045)	(1,045)	230
Total Loss	(55,948)	(56,297)	(4,259)
Net income per share, basic and diluted	(2.43)	(2.44)	(0.28)
Weighted-average number of shares outstanding, basic and diluted	22,634,366	22,634,366	16,155,812

	Genius Group	Group
	Pro forma	Audited Financials
	Year Ended	Year Ended
	December 31,	December 31,
	2022	2022	2021
	(USD 000’s)	(USD 000’s)	(USD 000’s)
Summary Balance Sheet Data:
Total current assets	24,251	24,251	6,496
Total non-current assets	67,009	67,009	11,099
Total Assets	91,260	91,260	17,595
Total current liabilities	23,378	23,378	7,140
Total non-current liabilities	53,927	53,927	2,469
Total Liabilities	77,305	77,305	9,609
Total Stockholders’ Equity	13,955	13,955	7,986
Total Liabilities and Shareholders’ Equity	91,260	91,260	17,595

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

We calculate Adjusted EBITDA as Net loss for the period plus income taxes plus/ minus net finance result plus depreciation and amortization plus/minus share-based compensation expenses plus bad debt provision. Share-based compensation expenses and bad debt provision are included in General and administrative expenses in the Consolidated Statements of Operations.

	Genius Group	Group
	Pro forma	Audited Financials
	Year Ended	Year Ended
	December 31,	December 31,
	2022	2022	2021
	(USD 000’s)	(USD 000’s)	(USD 000’s)
Net Loss	(54,903)	(55,252)	(4,489)
Tax Benefits	(1,064)	(1,064)	(129)
Interest Expense, net	1,325	1,312	450
Depreciation and Amortization	2,453	2,351	1,575
Impairment	28,246	28,246	—
Revaluation Adjustment of Contingent Liabilities	13,838	13,838
Stock Based Compensation	1,309	1,309	294
Bad Debt Provision	1,529	1,509	(39)
Adjusted EBITDA	(7,267)	(7,750)	(2,338)

Key Business Metrics

Education segment — Genius Group (including Acquisitions)

	Key Business Metrics – Education Segment For the year ended December 31,
	2022	2021
Number of students and users	4,450,852	2,825,628
Number of Free Students and users	4,278,933	2,768,530
Number of Paying Students and users	171,919	72,422
Number of Partners	14,760	11,414
Number of countries of operation	191	191
Marketing Spend	1,994,331	1,139,928
Education Revenue	23,469,609	25,468,253
Revenue from New Paying Students	10,164,848	7,377,236
New Students	1,640,698	890,328
New Paying Students	19,681	10,425
Conversion rate	1.20%	1.17%
Average Acquisition Cost per New Paying Student	101	109
Average Annual Revenue per New Paying Student	516	707
Net Income (Loss) margin	(172.07)%	(4.56)%
Adjusted EBITDA margin	(11.76)%	4.10%

Campus segment – Entrepreneur Resorts

	Key Business Metrics – Campus Segment For the year ended December 31,
	2022	2021
Revenue	4,638,122	3,100,750
No of Locations	6	6
No of Seats/Rooms	367	367
Utilization	33%	28%
Total Orders	136,204	96,390
Revenue Per Order	34	32

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

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

Going Concern

Pursuant to IAS 1, Presentation of Financial Statements, the Company is required to and does evaluate at each annual and interim period whether there are conditions or events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Based on the definitions in the relevant accounting standards, and due to recent changes in the Company’s 2022 convertible loan terms in which company elected to pay all future payments in cash, negative cash flows, and continued net losses, management has determined that without additional capital raised, in the next twelve months, there is substantial doubt about the Company’s ability to continue as a going concern.

The Company’s consolidated financial statements as of December 31, 2022 have been prepared on a going concern basis. Although the Company has taken, and plans to continue to take, proactive measures to enhance its liquidity position and provide additional financial flexibility, including discussions with lenders and bankers, there can be no assurance that these measures, including the timing and terms thereof, will be successful or sufficient.

The substantial doubt about the Company’s ability to continue as a going concern may negatively affect the price of the Company’s common stock, may impact relationships with third parties with whom the Company does business, including customers, vendors and lenders, may impact the Company’s ability to raise additional capital or implement its business plan.

Risks Related to Our Business and Industry (All Group Companies)

We are a global business subject to complex economic, legal, political, tax, foreign currency and other risks associated with international operations, which risks may be difficult to adequately address.

In 2021 and 2022, over 90% of our revenues from the Pre-IPO Group were generated from operations outside of the United States. When including the Acquisitions, over 50% of our pro forma revenues for Genius Group for these same periods were generated from operations outside of the United States. Our GeniusU Edtech platform has students in 191 countries, each of which is subject to complex business, economic, legal, political, tax and foreign currency risks. As we continue to expand our international operations with our Acquisitions, we may have difficulty managing and administering a globally dispersed business and we may need to expend additional funds to, among other things, staff key management positions, obtain additional information technology infrastructure and successfully implement relevant course and program offerings for a significant number of international markets, which may materially adversely affect our business, financial condition and results of operations.

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

We anticipate that these expansion related issues will increase with our Acquisitions and future growth. In addition, we believe that our corporate culture and values are critical to our success, and we have invested a significant amount of time and resources building them. If we fail to preserve our corporate culture and values, our ability to recruit, retain and develop personnel and to effectively implement our strategic plans may be harmed.

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

We believe that our growth depends on a number of factors, including, but not limited to, our ability to:

➢	Integrate the Acquisitions into the Group;
➢	Continue to introduce our products and services to new markets;
➢	Provide high-quality support to students and partnerships using our products and services;
➢	Expand our business and increase our market share;
➢	Compete with the products, services, offers, prices and incentives offered by our competitors;
➢	Develop new products, services, offerings and technologies;
➢	Identify and acquire or invest in businesses, products, offerings or technologies that we believe may be able to complement or expand our platform; and
➢	Increase the positive perception of our brands.

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

Our requirement for teachers at all levels has increased with the Acquisitions completed. There is a limited pool of qualified individuals with these specialized attributes. We must also provide continuous training to teachers and mentors so that they can stay abreast of changes in student demands, academic standards and other key trends necessary to teach online effectively. We may not be able to recruit, train and retain enough qualified teachers and mentors to keep pace with our growth while maintaining consistent teaching quality and robust platform content.

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

We continually seek to maintain and improve the content of our existing courses and develop new courses in order to meet changing market needs. Revisions to our existing courses and the development of new courses may not be accepted by existing or prospective students in all instances. If we cannot respond effectively to market changes, our business may be materially adversely affected. Even if we are able to develop acceptable new courses, we may not be able to introduce these new courses as quickly as students require or as quickly as our competitors are able to introduce competing courses. If we do not respond adequately to changes in market requirements, our ability to attract and retain students could be impaired and our financial results could suffer. This applies to most of our Pre-IPO Group companies and Acquisitions.

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

The success of our business depends on a family’s decision to have their child continue his or her education through our programs. This decision is based on many factors, including student achievement and parent and student satisfaction. We expect that, as our enrollments increase and the portion of students that have not used our learning system for multiple years increases, the average performance of all students using our learning system may decrease, even if the individual performance of other students improves over time. Additionally, parent and student satisfaction may decline as not all parents and students are able to devote the substantial time and energy necessary to complete our curriculum. A student’s satisfaction may also suffer if his or her relationship with the virtual schoolteacher does not meet expectations. If a student’s performance or satisfaction declines, students may decide not to remain enrolled in one or more of our programs, financial condition and results of operations will be adversely affected.

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

The risk of damage or dilution of brand identity potentially increases during acquisitions, and this risk has increased since we have completed the Acquisitions and may increase further as we are in the process of integration and expansion.

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

We test new versions and upgrades to our Edtech platform, but we cannot ensure that all defects related to platform updates can be identified before, or even after a new version of our platforms are made available. The correction of defects can be time-consuming, expensive and difficult. Errors and security breaches of our products could expose us to product liability claims and damage our reputation, which could have an adverse effect on our business, financial condition and results of operations.

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

One of our challenges in the growth of our Entrepreneur Resorts locations is locating and securing an adequate supply of suitable new resort and cafe sites. Competition for desirable sites is intense, and other restaurant and retail concepts that compete for those sites may have economic models that permit them to bid more aggressively for sites than we can. There is no guarantee that a sufficient number of suitable sites will be available in desirable areas or on terms that are acceptable to us in order to achieve our growth plan or meet our economic objectives in new or existing geographic markets. Our ability to identify, secure, and open new restaurant sites also depends on other factors, many of which are likely to be more challenging if the COVID-19 pandemic again outbreaks.

Increases in labor costs, labor shortages, and any difficulties in attracting, motivating, and retaining well- qualified employees within the hospitality industry could have an adverse effect on our business, financial condition, and results of operations for our resorts and cafes.

Labor is a significant component in the cost of operating our entrepreneur resorts and cafes. If we face labor shortages, particularly due to recent labor shortages in the hospitality industry as a result of the pandemic, increased labor costs because of increased competition for employees, higher employee turnover rates, inefficiency in scheduling our employees, increases in local minimum wage, or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be negatively impacted. Our success depends in part upon our ability to attract, motivate, and retain a sufficient number of well-qualified resort and cafe operators and management personnel, as well as a sufficient number of other qualified employees, including customer service and kitchen staff, to align with our expansion plans and multi-channel approach. Because of the busy nature of our restaurants, it is critical that we have a high level of labor productivity and if we do not maintain high engagement or deployment in our restaurants (including in new restaurants and in new markets), it could have an adverse effect on our business.

Risks Related to Our Business and Industry (Specific to Acquisitions)

As we have completed the Acquisitions, we may continue pursue other strategic acquisitions or investments. The failure of an acquisition or investment (including but not limited to the Acquisitions) to be completed or to produce the anticipated results, or the inability to fully integrate an acquired company, could harm our business.

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

Any acquisition or investment involves a series of risks and challenges that could adversely affect our business, including the failure of such acquisition to contribute to our commercial strategy or improve our image. We may be unable to generate the expected returns and synergies on our investments. In addition, the amortization of acquired intangible assets could decrease our net profit and potential dividends. We may face challenges in integrating acquired companies, which may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may be unable to create and implement uniform and effective controls, procedures and policies, and we may incur increased costs for integrating systems, people, distribution methods or operating procedures.

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

The continued success of our Acquisitions depends initially on the value of the local brands of each of the companies and how we integrate those brands with Genius Group and GeniusU, which may be materially adversely affected by changes in current and prospective students’ perceptions post-acquisition.

Each of our Acquisitions has worked hard to establish the value of their individual brands. A merger or acquisition is a significant event in any company’s history, which may cause concern or trigger potentially negative commentary or criticism whether by staff members, students or local communities. The perception of the changes and improvements we intend to implement with each Acquisition may have unintended consequences which impact on the current brand value and reputation of each Acquisition. This may be materially adverse to our interests, it may be inaccurate, and it may harm our performance, prospects and business.

Growing the certified education courses offered by our Acquisitions could be difficult for us.

We anticipate significant future growth from online courses we offer to students on GeniusU, integrating with our Acquisitions. The expansion of our existing online programs, the creation of new online programs and the development of new fully online or hybrid programs may not be accepted by students or our partners, or by government regulators or accreditation agencies. In addition, our efforts may be materially adversely affected by increased competition in the online education market or because of problems with the performance or reliability of our online program infrastructure. There is also increasing development of certified online programs by traditional schools universities, both in the public and private sectors, which may have more consumer acceptance than programs we develop, because of lower pricing or greater perception of value of their degrees in the marketplace, which may materially adversely affect our business, financial condition and results of operations.

Our Acquisitions are subject to uncertain and varying laws and regulations, and any changes to these laws or regulations may materially adversely affect our business, financial condition and results of operations.

Three of our Acquisitions are regulated to varying degrees and in different ways in each of the countries in which we operate an institution: Education Angels, E-Square and UAV have licenses, approvals, authorizations, or accreditations from various governmental authorities and accrediting bodies. These licenses, approvals, authorizations, and accreditations must be renewed periodically, usually after an evaluation of the institution by the relevant governmental authorities or accrediting bodies. These periodic evaluations could result in limitations, restrictions, conditions, or withdrawal of such licenses, approvals, authorizations or accreditations, which could have a material adverse effect on our business, financial condition and results of operations. In addition, once licensed, approved, authorized or accredited, some of our institutions may need approvals for new campuses or to add new degree programs.

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

Two of our Acquisitions, Education Angels and UAV, receive funding from the New Zealand and US Government, respectively. Education Angels receives funding from the New Zealand Government for 50% of educator fees based on approval by the New Zealand Ministry of Education. Students at UAV may qualify for financial aid funding through state and federal agencies. The majority of financial aid available to UAV students is provided by the Federal Government and referred to as Title IV Aid. This includes the Federal Pell Grant, Federal Supplemental Educational Opportunity Grant (FSEOG), Federal Work-Study (FWS), Federal Direct Loan Program, and Parent Loans for Undergraduate Students (PLUS). Also, students may be eligible to participate in institutional or private loan programs that enable students to contribute to his/her education while in college, and the university is also eligible to participate in several state agency programs.

Should the governments in these countries, or in the countries of future acquisitions, change regulations that impact the timing or receipt of government-sponsored student aid, this could materially adversely affect our liquidity as well as our business and results of operations, and in turn affect our enrolment numbers.

The changing public perception and changes to government policies with respect to private schools may have a materially adverse impact on our Acquisitions and our overall plans to expand in the early learning, primary school, secondary school and university markets.

The views taken by students, parents and the government on private schools vary from country to country and change over time. China imposed restrictions on education companies that operated private tuition centers and Edtech companies providing private tutors in 2021. This included a broad ban on private companies that teach the Chinese school curriculum from making profits, raising capital or going public. While China’s actions against private education institutions did not directly impact our Pre-IPO Group or Acquisitions, as less than 1% of group revenues is generated from Chinese students, it is an indication of the negative impact a country can impose on private education and there is a risk that other countries may follow a similar path. For example, the Indian government has expressed concern about the rapid growth of for- profit, private education in the country. While this has not yet led to any restrictive regulations, it has resulted in India’s largest private Edtech startups setting up a self-regulatory industry group to draw up a code of conduct to present to the government.

In the United States, the Biden Administration has indicated that it wants higher scrutiny of for-profit colleges and universities to ensure higher standards are met in order to qualify for government funding. While there has not yet been any concrete actions taken by the government in this regard, should such actions be taken and imposed, this may materially adversely affect the revenues of our Acquisition, UAV, in the event the university is not able to meet any new standards imposed. Any other such restrictions imposed in the future by governments in the countries where we plan to expand to with our Acquisitions, or any negative changes in public perception towards for-profit education companies in contrast to non-profit schools may negatively affect our Acquisitions’ and Genius Group’s business, financial condition and results of operation.

The poor performance or reputation of other early learning schools or the industry as a whole could tarnish the reputation of our Acquisition, Education Angels, which could have a negative impact on its business.

With reference specifically to our Acquisition, Education Angels, the company operates in a sector which does not have the same level of oversight as Primary, Secondary and Tertiary education. For example, in most countries, including the U.S., license requirements to operate a childcare business vary from state to state, while education standards during early learning are relatively relaxed when compared to the accreditation and other standards required of primary schools, high schools and universities.

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

Changes in the demand for childcare and workplace solutions, which may be negatively affected by demographic trends and economic conditions, including unemployment rates, may affect our Acquisition, Education Angels.

The target market for our Acquisition, Education Angels, is dual-income families or working single parents who are seeking an early learning solution for their child that includes childcare. Different countries have different funding programs for early learning and childcare, but in most cases the parents are required to pay for some or all childcare services. As a result, Education Angels is and will continue to be dependent on this demographic segment to maintain and grow revenues. Changes in demographic trends, including the number of dual-income or working single parent families in the workforce, inflation, personal disposable income and birth rates may impact the demand for Education Angels’ services.

Further, a deterioration of general economic conditions, including rising unemployment, may adversely impact the demand for our services due to the tendency of out-of-work parents to diminish or discontinue utilization of our services. Such changes could materially and adversely affect Education Angels’ business and operating results.

The expansion of our Acquisition, Education Angels, into certain markets including the United States may be negatively impacted by increased competition based on changes in government regulation and benefit programs.

Countries from time to time change regulations with respect to childcare and early learning and while this may have a positive impact on our Acquisition, Education Angels, it may also have a negative impact. For example, in the U.S., President Biden has recently proposed publicly funded universal preschool for all three- and four-year-olds in partnerships with the states. The initial legislative drafts of the President’s proposal for a new federally funded preschool program allow private, for-profit entities to be eligible for participation, but do not mandate such participation. It is unclear how the proposed legislation will progress in the current political and fiscal climate, or how the states would implement the programs. Public programs such as this have the ability to either expand or shrink Education Angels’ ability to serve children in a country such as the U.S. The amount of public funding, the rates paid for early education programs, our eligibility to be a provider and the terms and conditions of the programs could have either a positive or negative effect on our business, financial condition and results of operations.

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

Our Acquisition, E-Square, may be negatively affected by the economic and political conditions in South Africa.

Our Acquisition, E-Square, operates in Port Elizabeth, South Africa, and relies on the ongoing economic health and political stability of that country. In recent years South Africa has been affected by a weak economy and political instability. This deterioration in conditions was compounded by the COVID-19 pandemic. The country is expecting to register economic growth of 1.1% in 2023. Such deterioration of general economic conditions, including rising inflation and unemployment, may decrease demand for E-Square’s courses and services as parents opt for lower cost alternatives. Such changes could materially and adversely affect E-Square’s business and operating results.

Public perception and regulatory changes in the primary school and secondary school systems in countries that E-Square may expand to may have a materially adverse impact on the company.

The primary school and second school systems in countries where we plan to expand the courses and programs of our Acquisition, E-Square, are undergoing changes in public perception together with regulatory changes. For example, in the United Kingdom, government funding of schools has dropped 8% in the last decade and public confidence in the high school exam system dropped during the COVID-19 Pandemic after the government abolished all exams in 2020 and replaced them with teacher assessments.

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

Our growth plans for our Acquisition, E-Square, and our plans to expand into the primary school and high school markets will be a complex and lengthy process where future success is not assured.

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

If we cannot maintain student enrollments and maintain tuition levels in our Acquisition, UAV, the university’s results of operations may be materially adversely affected.

Our Acquisition, UAV, has historically been dependent on students from the Lancaster Valley and Greater Los Angeles area for enrolments. We plan to expand on the student base by both attracting students globally to attend UAV and to deliver UAV’s courses on the GeniusU platform. We are, however, planning for UAV to maintain its current student enrollment and tuition levels through the same methods it has employed historically.

As a result, our strategy for growth and profitability of UAV depends, in part, upon maintaining these historic levels. Attrition rates are often due to factors outside our control. Students sometimes face financial, personal or family constraints that require them to drop out of university. They also are affected by local economic and social problems. In addition, our ability to attract and retain students to UAV may require us to discount tuition from published levels, and may prevent us from increasing tuition levels at a rate consistent with inflation and increases in our costs.

Post COVID-19 pandemic, in the financial year 2021 and 2022, UAV saw a decline in its revenue. If we are unable to control the rate of student attrition, our overall enrollment levels are likely to decline or if we are unable to charge tuition rates that are both competitive and cover our rising expenses, our business, financial condition, cash flows and results of operations may be materially adversely affected.

The reputation of our Acquisition, UAV, may be negatively influenced by the actions of other for-profit and private universities.

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

The university and vocational college markets, both in the United States and around the world, are highly fragmented and are very competitive and dynamic. Currently our Acquisition, UAV, competes with traditional public and private colleges and universities and other proprietary institutions, including those that offer online professional-oriented programs. Many of these institutions are larger, more widely known and have more established reputations than UAV. Some of our competitors in both the public and private sectors may have greater financial and other resources than we have and have operated in their markets for many years.

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

If the graduates of our Acquisition, UAV, are unable to obtain professional licenses or certifications required for employment in their chosen fields of study, the university’s reputation may suffer and we may face declining enrollments and revenues or be subject to student litigation.

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

After the acquisition of UAV, we anticipate a higher future growth from online courses we offer to students from the second half of 2023. The expansion of our existing online programs, the creation of new online programs and the development of new fully online or hybrid programs may not be accepted by students or employers, or by government regulators or accreditation agencies. In addition, our efforts may be materially adversely affected by increased competition in the online education market or because of problems with the performance or reliability of our online program infrastructure. There is also increasing development of online programs by traditional universities, both in the public and private sectors, which may have more consumer acceptance than programs we develop, because of lower pricing or greater perception of value of their degrees in the marketplace, which may materially adversely affect our business, financial condition and results of operations.

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

The course content of our Acquisition, PIN, requires ongoing updating based on the current government regulations and market conditions of the property market.

The course content delivered by the Pre-IPO Group has historically been focused on entrepreneur skills, and while the courses are refreshed annually, the majority of the leadership, sales, marketing, team development and financial management skills that are taught remain relevant from one year to the next. Our Acquisition, PIN, has thrived by running courses and events where students can learn the most current strategies that property investors are applying effectively to build their property portfolio. These strategies tend to be more dynamic based on changing market trends, interest rates, financing opportunities and changes in government policies, incentives and restrictions.

While this has historically been an opportunity for PIN, as its locally based city event model led by experienced property investors has enabled it to deliver more relevant, up-to-date training and information than nationally delivered property investing courses, this requirement to continually update and localize course content is a risk to the growth of PIN. If the company fails to innovate or maintain its relevance in its course content, this may negatively affect the company’s financial conditions and results of operation.

The wide range of differences between the property markets in different countries may make it challenging for PIN to achieve its global expansion plan.

While PIN has an online student base that is in 52 countries, it has historically operated its events and city-based investor communities only in the United Kingdom. This has been partly due to its focus on the United Kingdom market, and partly due to the complexities of providing specific, practical market knowledge of the property markets in different countries. Our plan is to expand PIN’s locally based model to countries throughout the world with our GeniusU Edtech platform and global community. This plan is dependent on us replicating PIN’s success in attracting locally based property investors and professionals who are willing to share their expertise, experience and opportunities in the countries we expand to. This may be more complex or take more time than we anticipate, which in turn may negatively affect our expansion plans and our results of operation.

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

Change of users behavior post Covid may impact our ability to continue and gain interest around our generated content at a level during Covid , which might translate to lower number of users and revenue.

Revealed Films generates multiple content films during the year, and sells them to specific audiences. Possible change of those user behaviors , post Covid, who spend less time in front of digital media , might impact Revealed film’s ability to continue and generate interest around its newly published content which will translate to lower number of users and revenue. The possible decline in revenue may also reduce the planned investment in new content that supports our lifelong learning curriculum.

Taxing authorities may successfully assert that we have not properly collected or remitted, or in the future should collect or remit, sales and use, gross receipts, value added, or similar taxes, or employment, payroll, or withholding taxes, and may successfully impose additional obligations on us, and any such assessments, obligations, or inaccuracies could adversely affect our business, financial condition, and results of operations.

The application of non-income, or indirect, taxes, such as sales and use tax, value-added tax, goods and services tax, business tax, and gross receipt tax, to businesses like ours is an evolving issue. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations, and as a result, amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business. In addition, governments are looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative action to increase tax revenue, including through indirect taxes. Such taxes could adversely affect our financial condition and results of operations. We are subject to indirect taxes, such as sales, use, value-added, and goods and services taxes, in the United States and other foreign jurisdictions, and we do not collect and remit indirect taxes in all jurisdictions in which we operate on the basis that such indirect taxes are not applicable to us. Certain jurisdictions in which we do not collect and remit such taxes may assert that such taxes are applicable, which could result in tax assessments, including penalties and interest, and we may be required to collect such taxes in the future. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so or to collect additional taxes in a jurisdiction in which we currently collect taxes could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, could discourage the use of our platform, could increase the cost for consumers using our platform, or could otherwise harm our business, financial condition, and results of operations. Further, even when we are collecting taxes and remitting them to the appropriate authorities, we may fail to accurately calculate, collect, report, and remit such taxes. Additionally, one or more states, localities, or other taxing jurisdictions may seek to impose additional reporting, record-keeping, or indirect tax collection obligations on businesses like ours. For example, taxing authorities in the United States and other countries have identified ecommerce platforms as a means to calculate, collect, and remit indirect taxes for transactions taking place over the internet, and are considering related legislation. As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may adversely affect our results of operations in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

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

In order to maintain our current status as a foreign private issuer, either (1) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers, including, but not limited to preparing our financial statements under GAAP. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules and the NYSE American and Upstream listing standards. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance. These rules and regulations could also make it more difficult for us to attract and retain qualified Board members.

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

Risks Related to Ownership of Ordinary Shares and Convertible Note Raise

In the future, our ability to raise additional capital to expand our operations and invest in our business may be limited, and our failure to raise additional capital, if required, could impair our business.

While we currently anticipate that our available funds will be sufficient to meet our cash needs for at least the next 12 months, we may need or elect to seek additional financing at any time. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. If we need or elect to raise additional funds, we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the per-share value of our ordinary shares could decline. If we engage in additional debt financing, we may be required to accept terms that further restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios and limit the operating flexibility of our business. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

➢	Fund our operating capital requirements as we grow;
➢	Continue to grow by acquiring companies;
➢	Retain the leadership team and staff required;
➢	Repay our liabilities as they come due; and
➢	Make the necessary investments in our Edtech platform.

Our share price may be volatile, and the market price of our ordinary shares may drop below the price you pay.

Market prices for securities of newly public companies have historically been particularly volatile in response to various factors, some of which are beyond our control. As a result of this volatility, you may not be able to sell your ordinary shares at or above the price you pay for your shares. Some of the factors that may cause the market price for our ordinary shares to fluctuate include:

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

The requirement that we repay the Convertible Note and interest thereon in cash under certain circumstances, and the restrictive covenants contained in the Convertible Note, could adversely affect our business plan, liquidity, financial condition, and results of operations.

We may be required to repay the Convertible Note and interest thereon in cash, if we do not meet certain equity conditions as set forth in the Convertible Note (including minimum price and volume thresholds) or in certain other circumstances. For example, we will be required to repay the outstanding principal balance and accrued but unpaid interest, along with a premium, upon the occurrence of a Change of Control (as defined in the Convertible Note). In addition, the Convertible Note contain restrictive covenants, including financial covenants. These obligations and covenants could have important consequences on our business. In particular, they could:

●	require us to dedicate a substantial portion of our cash flow from operations to payments on the Convertible Note;

●	limit, among other things, our ability to borrow additional funds and otherwise raise additional capital, and our ability to conduct acquisitions, joint ventures or similar arrangements, as a result of our obligations to make such payments and comply with the restrictive covenants in the Convertible Note;

●	limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

●	increase our vulnerability to general adverse economic and industry conditions; and

●	place us at a competitive disadvantage compared to our competitors that have lower fixed costs.

The debt service requirements of any other outstanding indebtedness or preferred stock we incur or issue in the future, as well as the restrictive covenants contained in the governing documents for any such indebtedness, could intensify these risks.

In the event we are required to repay the Convertible Note in cash, we may seek to refinance the remaining balance, by either refinancing with the holder of the Convertible Note, by raising sufficient funds through a sale of equity or debt securities or by obtaining a credit facility. No assurances can be given that we will be successful in making the required payments under the Convertible Note, or in refinancing our obligations on favorable terms, or at all. Should we decide to refinance, it could be dilutive to shareholders.

If we are unable to make the required cash payments, there could be a default under the Convertible Note. In such event, or if a default otherwise occurs under the Convertible Note, including as a result of our failure to comply with the financial or other covenants contained therein, the holder of the Convertible Note will be able to elect to redeem the Convertible Note for cash equal to 115% of the then-outstanding principal amount of the Convertible Note (or such lesser principal amount accelerated by the holder) plus accrued and unpaid interest thereon, or to convert the Convertible Note into ordinary shares at a conversion price equal to the lowest of (i) the applicable Conversion Price as in effect on the applicable Conversion Date, (ii) 85% of the VWAP of the ordinary shares as of the trading day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, (iii) 85% of the VWAP of the ordinary shares as of the trading day of the delivery or deemed delivery of the applicable Conversion Notice and (iv) 85% of the price computed as the quotient of (I) the sum of the VWAP of the ordinary shares for each of the three trading days with the lowest VWAP of the ordinary shares during the 20 consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, divided by three.

Our assets and the assets of certain of our subsidiaries have been pledged as security for our obligations under the Convertible Note, and our default with respect to those obligations could result in the transfer of our assets to our creditor. Such a transfer could have a material adverse effect on our business, capital, financial condition, results of operations, cash flows and prospects.

The convertible note is a senior secured obligation of the Company secured by a lien on all assets of the Company and certain of our subsidiaries. In the event of a default by the Company with respect to its obligations under the Convertible Note, we or our subsidiaries may be obligated to transfer some of our assets to our creditor. Such a transfer could have a material adverse effect on our business, capital, financial condition, results of operations, cash flows and prospects.

We have broad discretion over the use of proceeds we received in our IPO and from the sale of the convertible note and may not apply the proceeds in ways that increase the value of your investment.

Our management has broad discretion in the application of the net proceeds from our recent IPO and from the sale of the convertible note, as a result, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds in ways that not all shareholders approve of or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business.

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

Our shareholders will experience significant dilution as a result of any conversion of the convertible note.

As a result of the conversion of the Convertible Note, our shareholders will experience significant dilution. In addition, if we elect to pay monthly installment payments under the Convertible Note in our ordinary shares, we may be required to issue a substantial number of shares to the holder of the Convertible Note. The Convertible Note is convertible, at the holder’s option, into our ordinary shares, initially at a fixed conversion price of $5.17, subject to adjustment for stock dividends, stock splits, anti-dilution and other customary adjustment events (without taking into account the limitations on the conversion of the Convertible Note as described elsewhere in this prospectus). The number of ordinary shares to be issued may be substantially greater, if the Convertible Note is converted into ordinary shares following and during the continuation of an Event of Default (as defined in the Convertible Note) at the alternate conversion price as described elsewhere in this prospectus. In such cases, the number of shares issued will be based on the lowest conversion price in accordance with a formula determined based upon 85% of the volume weighted average of the market price of our ordinary shares during certain measuring periods. We cannot predict the market price of our ordinary shares at any future date, and therefore, we are unable to accurately forecast or predict the total amount of shares that ultimately may be issued under the Convertible Note. The Convertible Note likely will be converted only at times when it is economically beneficially for the holder to do so, and we are entitled to pay interest in shares and make installment conversions only at a price per share that is at a discount to the then current market price. In any event, the issuance of these shares will dilute our other equity holders, which could cause the price of our ordinary shares to decline.

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

As a public company, we incur significant legal, accounting, and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Exchange Act and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act, as well as rules and regulations subsequently implemented by the SEC, NYSE American and Upstream including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Compliance with these requirements increases our legal and financial compliance costs and makes some activities more time consuming and costly.

The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and results of operations. We incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes- Oxley Act, which will increase when we are no longer an “emerging growth company,” as defined by the JOBS Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations.

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

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. We are required, under SOX 404, to perform system and process evaluations and testing of internal controls over financial reporting to allow management to report annually on the effectiveness of internal control over financial reporting. This assessment requires disclosure of any material weaknesses in our internal control over financial reporting identified by management. SOX 404 also generally requires an attestation from our independent registered public accounting firm on the effectiveness of internal control over financial reporting. However, as long as we remain an emerging growth company (“EGC”), we intend to take advantage of the exemption permitting it not to comply with the independent registered public accounting firm attestation requirement.

At the time when we are no longer an EGC, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which we control are documented, designed or operating. Remediation efforts may not enable us to avoid a material weakness in the future.

Compliance with SOX 404 requires the incurrence of substantial accounting expense and consumes significant management efforts. We may not be able to complete evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit its ability to accurately report financial condition, results of operations or cash flows. If we are unable to conclude that internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in internal control over financial reporting, it could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by the NYSE American, Upstream, the SEC or other regulatory authorities. Failure to remedy any material weakness in internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict future access to the capital markets.

If we are not able to comply with the applicable continued listing requirements or standards of the NYSE American and Upstream, the NYSE American and/or Upstream could delist our ordinary shares.

Our ordinary shares are listed on the NYSE American and Upstream. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with the applicable listing standards. If the NYSE American or Upstream were to delist our ordinary shares, it would be more difficult for our shareholders to dispose of our ordinary shares and more difficult to obtain accurate price quotations on our ordinary shares. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our ordinary shares are not listed on a national securities exchange.

We are dual listed on NYSE American and Upstream and there may sometimes be share price differences between the two exchanges

We are dual listed on the NYSE American and Upstream. Generally, the price of a dual-listed security is the same (adjusting for currency differences) on both exchanges where it is listed. However our share price may at times differ between the two exchanges.

U.S. investors currently permitted to trade (buy, sell or deposit) Upstream listed securities only via intermediate US broker

To follow current regulations, Upstream has currently allow U.S. based investors, including U.S. citizens and permanent residents living abroad, to buy, deposit or sell securities they currently own on the Upstream exchange. Only via intermediate brokerage firm , Boustead Security . U.S. investors may continue to open accounts for NFT (non-securities) transactions where they are able to buy and sell NFTs. Opening an account via 3rd party borker deler may extend and complicate the trading process of US investors .

Item 4. Information on the Company

A. History and development of the Company.

Our Company

We believe that we are a world leading entrepreneur Edtech and education group based on student numbers with a student base of 3.1 million on GeniusU at the end of 2022. Our mission is to disrupt the current education model with a student-centered, lifelong learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market.

To help achieve our mission, we have completed an IPO on NYSE American, on April 14, 2022 and then dual listed the company on Upstream on 6 April 2023. We have also raised follow on Convertible Note in September 2022. We grew from a Pre-IPO Group of four companies to a post IPO Group of nine companies, once the five Acquisitions closed.

Our Pre-IPO Group includes our holding company, Genius Group Ltd, our Edtech platform, GeniusU Ltd, and two companies that were acquired: Entrepreneurs Institute in 2019 and Entrepreneur Resorts in 2020.

The entrepreneur education system of our Pre-IPO Group has been delivered virtually and in-person, in multiple languages, locally and globally mainly via our GeniusU Edtech platform to adults seeking to grow their entrepreneur and leadership skills. Our partners and community are global with an average of 8,500 new students joining our GeniusU platform each week in 2022. Our City Leaders have been conducting our events (physically or virtually) in over 100 cities and over 2,500+ faculty members have been operating their microschools using our online tools.

We are now expanding our education system to age groups beyond our adult audience, to children and young adults. The five Acquisitions are our first step towards this. They include: Education Angels, which provides early learning in New Zealand for children from 0-5 years old; E-Square, which provides primary and secondary school education in South Africa; University of Antelope Valley, which provides vocational certifications and university degrees in California, USA; Property Investors Network, which provides property investment courses and events in England, UK; and Revealed Films, a media production company that specializes in multi-part documentaries.

Our plan is to combine their education programs with our current education programs and Edtech platform as part of one lifelong learning system, and we have selected these acquisitions because they already share aspects of our Genius Curriculum and our focus on entrepreneur education.

The five Acquisitions have added $18.6 million in revenue to the Group in the year ended December 31, 2022, which represents 66% of the $28.1 million pro forma Group revenue during this period, while the Pre-IPO Group generated $9.5 million.

In coming years, we plan to continue the growth of our Group through a combination of organic growth of our Edtech platform together with the acquisition of various education companies that we believe provide complementary programs that can be added to our Genius Curriculum. This Annual Report provides details of both our acquisition strategy together with our plans to integrate these Acquisitions together with future acquisitions into our Edtech platform, “entrepreneur education” vision, Genius Curriculum and “freemium” student and partner conversion models.

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

Our Genius Curriculum

Learning for Life
We aim to develop a lifelong curriculum to provide a full, accredited entrepreneurial alternative. From early-learning education to primary and secondary school, university and adult learning, we plan to personalize a learning path that is unique to each student's needs.
TWO ONE K PRE-K
EIG H T SEVEN SIX FIVE FOUR TH R EE
TWELVE ELEVEN TEN NINE
SENIOR JUNIOR SOPHOMORE FR ES H MAN
ULTRAVIOLE T V IO LET INDIGO BLUE G R EEN YELLOW ORANGE RED IN FR AR ED
ELDER MASTER TRAINER TRAINER FAC ILITATO R CONSULTANT COACH
Prep 0-7
Primary 6-14
Secondary 12-18
Apprentice 16-22
Entrepreneur 16-80
Mentor 18-100+

Acquisition	**Acquisition**	**Acquisition**	**Pre-IPO Group**	**Acquisition**	**Acquisition**
New Zealand	South Africa	California	191 countries	52 countries	United States
$0.9 M	$0.6 M	$8.1 M	$9.5 M	$3 M	$5.9 M
2022 Pro forma revenue (3% of total)	2022 Pro forma revenue (2% of total)	2022 Pro forma revenue (29% of total)	2022 Pro forma revenues (34% of total)	2022 Pro forma revenue (11% of total)	2022 Pro forma revenue (21% of total)
194	602	545	3,108,035	164,712	1,176,820
Total Students December 2022	Total Students December 2022	Total Students December 2022	Total Students December 2022	Total Students December 2022	Total Users December 2022
194	391	545	43,136	67,987	58,841
Total Paying Students December 2022	Total Paying Students December 2022	Total Paying Students December 2022	Total Paying Students December 2022	Total Paying Students December 2022	Total Customers December 2022

Our Learning Experience

On GeniusU our students join as free students and then progress to course and diploma students with their A.I. Genie guiding them on their personalized path. In 2023, we plan to integrate this path for each stage of our Genius Curriculum.

Join a free event or course
Register on GeniusU
Take assessments to personalize your journey
Follow a personalized learning path
Build your GeniusU profile

We believe one of the industry’s most in need of disruption and upgrading is the global education and training industry, which education market intelligence firm HolonIQ forecasts to grow to $10 trillion in size by 2030. The 2020 World Economic Forum “Schools of the Future” report highlights the urgent need for a more relevant curriculum to prepare students and adults for the future. We believe that the COVID-19 crisis has put an additional spotlight on the urgent need for an updated education system that is both high-tech and high-touch.

We have built our Pre-IPO Group of entrepreneur education companies to date through organic growth and acquisitions, with a focus on adding value to each company through GeniusU, which we are developing to provide AI-driven personal recommendations and guidance for each student. Our growth has been internally funded from our entrepreneur community. Our IPO and the Convertible Note Raise was part of our plan in providing liquidity and a market to our existing and future shareholders, while providing funds to support our growth plan.

On our Edtech platform, GeniusU, we are developing our Genie AI virtual assistant to give each student a personalized learning path at every stage of their education, with an intention for this to be delivered at every age from early age to 100 years old.

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

With our planned integration of additional age groups, beginning with our five Acquisitions, we now plan to extend our offering within our system so that early age to 5 year old students can learn their natural way to learn and play, 6 to 12 year old students can build their life leadership and entrepreneurial skills, 13 to 21 year old students can learn how to start their business, join our global mentorship program with a small business or learn key vocational skills in our camps and competitions, and the over 21 year old students take our courses and receive mentorship for every level of business from startup to large corporations seeking an entrepreneurial edge.

We are developing this curriculum as a supplement to the existing education system, and in time we aspire to create a fully accredited replacement to the traditional U.S. school and university pathway.

We have grown and will continue to grow through a combination of organic growth and acquisitions. Our organic growth is a result of attracting our students to the courses on our Edtech platform, and attracting partners and faculty who market and deliver the courses. These courses include our own wholly owned curriculum together with courses that our partners and faculty add to our curriculum.

We also partnered and intend to continue to partner with and, where appropriate, acquire companies that have courses, faculty and communities that we believe provide a valuable addition to our Group. We plan to add their courses to GeniusU, providing a full lifelong learning pathway that can be accessed by our community globally, with the direction of our Genie AI and with the support of our global and local faculty. We plan to continue this strategy of acquiring companies and then adding value to them by combining them in one Edtech platform and curriculum, which to date has enabled us to maintain 50%+ year-on-year growth (on non-preforms basis)

As of December 31, 2022, overall partnership revenues contribute 16% towards the revenue of the Education company, with the remaining 84% of revenue from our fully owned courses and curriculum. We have seen an increase in partners globally year on year and our partner growth in 2022 was 24% from 2021. As of the date of this Annual Report, we have over 1,400 events, courses and products listed on our digital platform; partners earn commissions as a result of sales processed through our platform. Due to the number of faculty and partners, together with the number of courses and products delivered on our platform, there is no one partner or product that makes up more than 5% of our revenues.

We are following a fifteen-year growth plan:

In phase one, from 2015 to 2020, our focus has been attracting adult entrepreneurs to use our entrepreneur education tools and proving our Edtech business model in countries around the world. The result of this phase is the Pre-IPO Group presented in this Annual Report. In phase two, from 2020 to 2025, our goal is to integrate our education tools into the existing education system through licenses, partnerships and acquisitions, with our aspiration for our entrepreneur education programs and Edtech platform becoming the programs and platform of choice by schools, colleges, universities and companies in our target markets. The IPO and the Acquisitions are the first steps in this phase.

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

At the end of 2020, Genius Group had entered into agreements to secure the four Acquisitions: Education Angels, E-Square, Property Investors Network and University of Antelope Valley. All the four acquisitions closed after the IPO in 2022. and therefore all four are currently part of our consolidated audited results for the period after acquisition to the year end. We have provided pro forma accounts in this filing that include both the Pre-IPO Group and the five Acquisitions for 2022 for the full year.

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

At the end of 2021, we continued to grow the Group without completing any new acquisitions. Based on pro forma financials and including four acquisitions, combined revenues in the fiscal year ended December 31, 2021 were $24.1 million, with $12.7 million in gross profit, ($4.3) million in operating loss, ($4.7) million in net loss and $0.3 million in Adjusted EBITDA.

The $24.1 million in pro forma revenue was the combination of $8.3 million in revenue from the Pre-IPO Group, and $15.8 million in pro forma revenue from the Acquisitions. This further breaks down to the following revenue from each Acquisition: University of Antelope Valley, $9.0 million revenue (38% of total), with a further $1.1 million of other income from government grants not included in this total; Property Investors Network, $5.1 million revenue (21% of total); Education Angels, $0.9 million revenue (4% of total); and E-Square, $0.7 million (3% of total).

The two main revenue segments of the Pre-IPO Group are made up of education revenue and campus revenue.

Our education revenue is the combined revenue of Genius Group Ltd, GeniusU Ltd and Entrepreneurs Institute. This decreased from $5.6 million in 2020 to $5.2 million in the fiscal year ended December 31, 2021.

Our campus revenue is the revenue of Entrepreneur Resorts Ltd. This increased from $2.0 million in 2020 to $3.1 million in the fiscal year ended December 31, 2021 as our campus venues began to reopen in line with easing of pandemic restrictions.

At the end of 2022, we continued to grow the Group and acquired US based film production company Revealed Films in October 2022. Also, we closed the remaining four Acquisitions that were contingent to our IPO. Based on pro forma financials and including the five acquisitions, combined revenues in the fiscal year ended December 31, 2022 were $28.1 million, with $14.8 million in gross profit, ($41.9) million in operating loss, ($56.0) million in net loss before tax and ($7.3) million in Adjusted EBITDA.

The $28.1 million in pro forma revenue was the combination of $9.5 million in revenue from the Pre-IPO Group, and $18.6 million in revenue from the Acquisitions.

The two main revenue segments of the Group are made up of education revenue and campus revenue.

Our education revenue on the audited financials grew from $5.2 million in 2021 to $13.6 million in the fiscal year ended December 31, 2022.

Our campus revenue is the revenue of Entrepreneur Resorts Ltd. This increased from $3.1 million in 2021 to $4.6 million in the fiscal year ended December 31, 2022 as our campus venues began to reopen in line with easing of pandemic restrictions.

When combined with the revenue of the Acquisitions, of which 100% is education revenue, our pro forma education revenue for the Group was $23.5 million in 2022 and our campus revenue for the Group was $4.6 million in 2022.

We use Adjusted EBITDA, a non-IFRS measure, in various places in this Annual Report, as described in the “Non-IFRS Financial Measures — Adjusted EBITDA” section above.

B. Business Overview

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

Our Genius Curriculum

In direct response to the many challenges of the current education system, we are designing a comprehensive curriculum that fosters lifelong personal and professional learning. By initially creating an adult-based curriculum to supplement existing education, we are laying the groundwork for an ambitious, fully accredited alternative to the traditional U.S. school and university pathways. Our aim is to offer a progressive entrepreneurial education from primary, secondary, university, vocational, and ongoing education.

Our Entrepreneur Education Vision

We define “entrepreneur education” as a personalized, discovery-based learning experience that cultivates greater self-awareness, self-mastery, and self-expression. By developing leadership and entrepreneurial skills, students are empowered to independently create value and “create a job” rather than relying on a system in which they must “get a job.” We believe these skills and competencies can be nurtured from an early age and can be acquired at any stage in life, allowing adults to reskill and upskill as needed.

With our vision of a global education system rooted in our entrepreneurial philosophy, we are committed to delivering personalized, discovery-based learning at all ages. Our Pre-IPO Group companies and acquisitions share this vision and have been working diligently to realize it. In the following sections, we explore the commonalities and differences among these companies and provide a detailed overview of our groundbreaking Genius Curriculum.

The Genius Curriculum is an innovative blend of our Entrepreneurial Education Vision, 8 “Education 4.0” Pillars, Genius Learning Methodology, 10 Genius Principles, C.L.E.A.R. Philosophy, and a diverse range of Courses, Products, and Services. Each of our Pre-IPO Group companies and acquisitions incorporates specific aspects of these elements, with plans to integrate further components as we unify their education systems within the Genius Curriculum. The subsequent sections elaborate on each element, along with our integration plans for each company.

The 8 “Education 4.0” Pillars

We recognize that individuals, from students to employees, freelancers, and startup founders, seek to learn how to be entrepreneurial and “create a job” instead of needing to “get a job.” The current education system and online courses often fail to provide a reliable, recognized curriculum to support this goal. The World Economic Forum’s white paper on the need for a 21st-century education system, published in January 2020, highlights this problem.

The report identifies eight crucial characteristics of learning content and experiences that define high-quality learning in the Fourth Industrial Revolution, known as “Education 4.0.” These eight pillars also form the foundation of our entrepreneurial education curriculum:

1.	Global citizenship skills: Focus on building awareness about the wider world, sustainability, and active participation in the global community.

2.	Innovation and creativity skills: Foster skills required for innovation, including complex problem-solving, analytical thinking, creativity, and systems analysis.

3.	Technology skills: Develop digital skills, including programming, digital responsibility, and the effective use of technology.

4.	Interpersonal skills: Enhance interpersonal emotional intelligence, including empathy, cooperation, negotiation, leadership, and social awareness.

5.	Personalized and self-paced learning: Transition from standardized learning to a system tailored to each learner’s unique needs, allowing for individual progression at their own pace.

6.	Accessible and inclusive learning: Ensure learning is available to everyone, moving from confined access to school buildings to a universally inclusive system.

7.	Problem-based and collaborative learning: Shift from process-based to project- and problem-based content delivery, emphasizing peer collaboration and better reflecting the future of work.

8.	Lifelong and student-driven learning: Transition from a system with diminishing learning and skills to one where everyone continuously improves existing skills and acquires new ones based on individual needs.

The Green School in Bali, where Genius Group Ltd’s Founder and CEO, Roger James Hamilton, served as the founding Chairman of the Board, was the first school recognized by the World Economic Forum as practicing these eight characteristics. The Genius Curriculum has since evolved, differentiating itself from traditional schooling through its student-based and personalized approach, 21st-century leadership skills focus, collaborative environment, challenge-based structure, accelerated learning, global flexibility, tech-based content, and multiple mentors per challenge.

With over 3.1 million students across 20,345 cities utilizing the curriculum in various settings, Genius Group delivers a comprehensive entrepreneurial education system in high demand. The curriculum is adopted by leading companies and schools worldwide, with campuses ranging from schools to colleges, resorts, and co-working offices. Our Edtech platform, GeniusU, hosts over 500 local and online events and microdegrees.

Our Genius Learning Methodology

Many learning methodologies are based on “Pedagogy,” our Genius Learning Methodology is rooted in “Andragogy.” This distinction is essential, as our acquisitions share a similar learning methodology or possess the potential to adopt it based on our post-acquisition growth plans. The definitions of these terms are:

Pedagogy: Derived from the Greek words paid (child) and ago (guide), this term refers to the science and practice of teaching and guiding a child to achieve specific outcomes in their education.

Andragogy: Derived from the Greek words andras (man) and ago (guide), this term refers to the science and practice of how adults (and children) develop self-directed learning to guide their own development.

Andragogy is a common practice for both children and adults when learning computer games, new internet applications, sports, musical instruments, languages, or entrepreneurial skills through “learning by doing.” Our Genius Learning Methodology is based on ten Genius Principles

We believe we are attracting and retaining the level of students and partners because they see high value as much from how they are learning as what they are learning. Our Acquisitions are also practicing some of these principles to varying degrees. Following the completion of our acquisitions, we plan to enhance the student experience in each of our Acquisitions by introducing these principles into these companies. Below is a brief explanation of each of these ten principles.

Our Genius Learning Methodology

Our 10 Genius Principles

1.	Personalized Learning: Our curriculum is designed to ignite each student’s unique genius by tailoring it to their individual talents, passions, and purpose. GeniusU utilizes an AI-powered “Genie” to serve as a personal mentor, guiding students towards the most suitable courses, mentors, and opportunities for their personal journey. Assessments, such as the Genius Test and Passion Test, provide insights for personalized recommendations.
2.	Challenge Based Courses: To increase engagement, our courses incorporate gamification, with rewards and prizes for competition. All live education on GeniusU features a challenge component, fostering an environment where students learn from each other’s submissions.
3.	Impact Focused Learning: Our courses are purpose-driven, with students defining their future vision early in their chosen pathway. Aligning learning with global citizenship and personal purpose allows students to easily connect with mentors and opportunities that match their objectives.
4.	Positive Credit System: Students earn digital credits called GEMs (Genius Entrepreneur Merits) for actions taken during their learning journey. These GEMs can be redeemed for discounts on further education, increasing student engagement and community contributions.
5.	Global Classroom: We foster engagement by connecting students and faculty from various countries in a single learning environment. A combination of video tuition, global mentors, local hosts, and individual mentors creates an enriching, diverse educational experience.
6.	Leading Learners: GeniusU incorporates a rating and recognition system to showcase top students, mentors, and courses. This community-led approach helps keep our education system relevant and up-to-date in rapidly changing times.
7.	Decentralized System: Our growth is driven by the interests of our students and the energy of our partners, resulting in a continuously evolving Genius Curriculum. This approach rewards the most innovative partners and faculty for introducing successful new courses and products.
8.	Inclusive Entry: By offering free entry-level courses on GeniusU, we provide inclusive access to education for all. Students can progress to higher level programs by achieving minimum proficiency levels with the support of mentors when needed.
9.	Life and Leadership Skills: In addition to academic skills, our curriculum emphasizes life and leadership skills, such as entrepreneurship, financial literacy, communication, and technology. We plan to introduce these skills in our Acquisitions to further enrich their educational offerings.
10.	Lifelong Learning: We encourage students to embark on a lifelong learning journey with Genius Group, providing access to a structured pathway for continuous growth. This fosters long-term relationships with students and supports their ongoing personal and professional development.

Our C.L.E.A.R. Philosophy

An important additional element in our learning methodology is our “C.L.E.A.R. Philosophy”. This is in reference to how we have designed GeniusU and Genie to focus on five daily actions that we recommend students to take. These five actions and sections within GeniusU are Connect, Learn, Earn, Act and Review, and they form the acronym C.L.E.A.R.

Students earn GEMs by engaging in each of the five areas of our “C.L.E.A.R. Philosophy,” and our partners and faculty utilize these areas to create customized circles, courses, and products on GeniusU. Upon completion of the Acquisitions, we will integrate our “C.L.E.A.R. Philosophy” and structure with the acquired entities, merging our learning methodology with the content being taught.

We believe that mastering these five areas is crucial for self-directed learning, as it offers the necessary framework for relevant and contextual learning often missing in traditional education:

●	CONNECT: We encourage students to connect with mentors, peers, and communities aligned with their passions and purpose. GeniusU courses and products feature circles, which are online groups with discussions, course access, and knowledge libraries for student support. Genie recommends daily connection actions, while students can explore the Connect Page for suitable circles, students, mentors, and companies.
●	LEARN: Once connected, students should engage in learning within their circles or with selected partners or mentors. Genie suggests daily learning actions based on ongoing or new courses, and students can browse the Learn Page for assessments, courses, events, and articles.
●	EARN: We recommend students earn GEMs or financial rewards using their expanded network and knowledge. This could involve writing reviews, networking, or sharing insights. Students can also explore the Earn Page for employment opportunities, partnerships, memberships, and certifications.

●	ACT: Students should apply their learning in real-world situations. GeniusU serves as an active ecosystem where leaders, entrepreneurs, and business owners seek talent, partners, or investors. Genie recommends actions based on individual students, and they can explore the Act Page for joint venture or investment opportunities and challenges to join.
●	REVIEW: Finally, students should assess the outcomes of the previous four steps, embodying our philosophy of learning by doing, with continuous testing, measuring, and reviewing. Genie suggests items to review based on the student’s engagement, and they can explore the Review Page to revisit previous C.L.E.A.R. steps.

Enhancing the data mining and artificial intelligence capabilities of our Genie AI is a primary focus, as is integrating the courses and communities of our partners, faculty, and Acquisitions into our C.L.E.A.R. Philosophy.

Our Companies, Present and Future

Prior to their acquisitions, the Pre-IPO Group companies all shared a common vision of an entrepreneur education system based on our definition personalized discovery-based learning leading to higher levels of self-awareness, self-mastery and self-expression, which in turn could develop leadership and entrepreneurial skills enabling students to independently create value and “create a job” rather than being dependent on a system in which they need to “get a job”. Our Acquisitions share a similar vision.

While the companies have a shared vision, the Pre-IPO Group companies had various common aspects of our Genius Curriculum’s 8 pillars, our Genius learning Methodology, our 10 Genius Principles, our C.L.E.A.R. Philosophy as described above, while having differing courses, products and services. The Acquisition companies also share common aspects of our Genius Curriculum as described above, and also have differing course, products and services as described in the section below.

Based on these commonalities and differences, below is a summary of the present state and future plans of these aspects of the Genius Curriculum within each of our Group companies:

GENIUSU LTD: As the Edtech Platform, GeniusU is designed with our Genius Curriculum in mind and has been developed to provide our students and partners a consistent experience of all aspects of the Genius Curriculum. Entrepreneurs Institute, training company with entrepreneur content improved after becoming a part of Genius Group and transfer of its courses onto GeniusU. Our plan is to continue to develop and deliver this experience with respect to our Genius Curriculum in the following ways:

➢	Entrepreneur Education Vision: Based on our definition of “entrepreneur education” as personalized discovery-based learning that leads to higher levels of self-awareness, self-mastery and self-expression, our course builders and certifications on GeniusU are designed to ensure the courses delivered include these aspects of personalized discovery-based learning. This is explained in more detail in the “Our Courses, Products and Services” section below.
➢	8 “Education 4.0” Pillars: The combination of a global classroom, online delivery and personalized mentoring in challenge-based courses ensures all 8 of the “Education 4.0” pillars described above are practiced and experienced by both our students and our partners.
➢	Genius Learning Methodology: The combination of the quizzes, personalized learning profiles and personalized course recommendations provided by our AI Genie ensure students can follow a personalized discover-based learning path based on “andragogy” rather than a prescriptive “pedagogy”. Our plan is for the students of our Acquisitions to have similar tools to follow their own personalized discover-based learning path.
➢	10 Genius Principles: GeniusU has been designed with all 10 Principles in mind. For example, Personalized Learning is designed into the student experience with our AI Genie, our microschool courses are designed as challenge-based courses, and our tests and reports are designed to question and measure impact focused learning. We plan to continue to develop the technology and measure the success of GeniusU by the extent to which it achieves these 10 principles.
➢	C.L.E.A.R. Philosophy: GeniusU has also been designed to direct and reward students to practice our C.L.E.A.R. Philosophy of learning through doing, with each course having actions to take for a student to connect, learn, earn, act and review, and for these actions to be rewarded with our GEM credit system. We plan to ensure the course delivered on GeniusU and by our Genius Group companies also align to this philosophy, through the design of their courses to include direction and reward for all five aspects.

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

➢	Entrepreneur Education Vision: As with Entrepreneurs Institute, prior to acquisition Entrepreneur Resorts also shared a similar entrepreneur education vision to GeniusU, but limited to each venue’s location. After the acquisition, Entrepreneur Resorts is expanding on that vision with partners and course content growing via GeniusU.
➢	8 “Education 4.0” Pillars: Entrepreneur Resorts was originally established to provide venues for Entrepreneurs Institute, and so shared the same focus on developing skills in some of the “Education 4.0” pillars, including global citizenship, creativity, technology, interpersonal skills, and included collaborative and personalized learning. It also did not address the pillars of accessible and lifelong learning. After the acquisition, the company was challenged by government restrictions during the COVID-19 pandemic. As our venues have been reopening, the company has plans to address these pillars as it has expanded its course calendar in the different venues.
➢	Genius Learning Methodology: The students who attend courses at Entrepreneur Resorts venues do develop their own personalized discovery-based learning path based on “andragogy”. Since the acquisition, the growth of students, partners and courses on GeniusU has enabled the company’s venues to grow its reputation in delivering discovery-based and challenge-based courses.
➢	10 Genius Principles: Entrepreneur Resorts was also similar to Entrepreneurs Institute in the Genius Principles it was following prior to acquisition, including personalized learning, challenge- based courses, global classroom, leading learners and leadership skills. Also similar to Entrepreneurs Institute, after the acquisition, the company also now has the tools to introduce the Genius Principles of a positive credit system, decentralized system, inclusive entry and a lifelong learning pathway, with plans to include these, post-pandemic.
➢	C.L.E.A.R. Philosophy: Entrepreneur Resorts also focused on the first two elements of the C.L.E.A.R. Philosophy, connecting and learning, in its events prior to the acquisition. Now that the venues will be hosting more courses and conferences delivered partly on GeniusU and partly with in-person faculty partners and community partners, the company plans to introduce the other elements of the CL.E.A.R. Philosophy.

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

E-SQUARE: E-Square was established to deliver an entrepreneurial education for primary school and secondary school students, with opportunities for them to launch their own companies and learn technology and vocational skills. Their stated mission is: “To produce self-motivated individuals who are ready to compete in a global business or Corporate Environment or even better becoming self-motivated successful Entrepreneurs. The company and its team were referred to Genius Group Ltd by our entrepreneur community in South Africa as a recommended addition to our Genius Curriculum, and this led to the current acquisition. E-Square already shares various elements of the Genius Curriculum:

➢	Entrepreneur Education Vision: E-Square shares a similar vision of empowering students to learn through a personalized, discovery-based process where they gain the entrepreneurial, vocational and leadership skills to be able to “create a job” instead of “get a job”. Their mobile based online system enables teachers to manage personalized learning pathways for each student whether they are in class or learning remotely. After the acquisition is closed we plan to expand this system through GeniusU to the families in our global community who want their children to follow a similar system as part of their primary or secondary school education. We believe that the combination of E-Square’s current tools, together with our GeniusU platform and our shared vision, will enable us to reach children and primary and secondary school level globally.

➢	8 “Education 4.0” Pillars: E-Square has used the 8 “Education 4.0” pillars as a framework for the development of their curriculum and the courses they deliver to their students. This means all 8 pillars are already integrated into their curriculum: Global citizenship, innovation, technology and interpersonal skills; Personalized, accessible, collaborative and student-driven learning. We plan to expand the lifelong learning aspect by providing high school students with a pathway to further learning either through university or through apprenticeship within our global entrepreneur community.

➢	Genius Learning Methodology: While primary and secondary school require a level of pedagogy in order for students to pass the standardized tests required to achieve a high school diploma, E-Square is also practicing a degree of self-directed and self-paced learning by providing students with options they can choose from that are relevant to their passions and path. In this way, they have already introduced a degree of discovery-based learning principles of andragogy to combine with the current pedagogy. We plan to expand these discovery-based options with the courses and personalized learning tools we will deliver on GeniusU. These will also include credits towards their education, together with multiple exits from high school, including university, vocational training or starting a business. We believe this will result in an increasingly personalized, gamified and discovery-based approach to our Genius curriculum for school students.

➢	10 Genius Principles: Similar to Education Angels, E-Square has been following a limited number of the Genius Principles, and also plans to embrace them all post-acquisition. The current Genius Principles they do practice include leadership skills, personalized learning, and impact focused learning.

➢	C.L.E.A.R. Philosophy: E-Square has also not currently been utilizing the C.L.E.A.R. philosophy. We plan to begin to integrate the C.L.E.A.R. philosophy post-acquisition as we add E-Square courses on GeniusU.

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

Property Investors Network: PIN is similar to Entrepreneurs Institute in its focus on adult learning and in a way it has already adopted most of the elements in the Genius Curriculum. The founder of PIN is a long- term student of Genius Group Ltd and has grown his company using the education methodology, principles and philosophy. Below are the aspects of the Genius Curriculum that PIN currently shares:

➢	Entrepreneur Education Vision: PIN shares an entrepreneur education vision similar to that of GeniusU, but as with Entrepreneurs Institute, PIN is currently limited in scale by the delivery of training in-person or with a limited faculty. We have completed the acquisition and integration of PIN and are expanding PIN with this vision in a similar way to Entrepreneurs Institute, attracting new students and partners from around the world via GeniusU.
➢	8 “Education 4.0” Pillars: The training courses delivered develop skills in some of the “Education 4.0” pillars, including global citizenship, creativity, technology, interpersonal skills, together with collaborative and personalized learning. However, as it currently focuses at adult learners, it did not address the pillars of accessible and lifelong learning. After the acquisition, we plan to expand PIN’s course offerings on GeniusU to deliver on all 8 “Education 4.0” pillars.
➢	Genius Learning Methodology: Students in PIN currently used GeniusU’s tools and products to develop their own personalized discovery-based learning path based on “andragogy”. We have completed the acquisition of PIN and are planning to expand the PIN courses on GeniusU to develop more effective personalized, scalable learning paths.
➢	10 Genius Principles: PIN is currently following the same Genius Principles that Entrepreneurs Institute did prior to acquisition. These include personalized learning, challenge-based courses, global classroom, leading learners and leadership skills. We have completed the acquisition of PIN and are planning to introduce the additional principles of a positive credit system, decentralized system, inclusive entry and a lifelong learning pathway with the tools available on GeniusU.
➢	C.L.E.A.R. Philosophy: PIN already follows the C.L.E.A.R. philosophy today, with students rewarded for connecting, learning, earning, acting and reviewing. This is in the form of challenges, awards and rewards. We are developing PIN’s use of our C.L.E.A.R. philosophy further as we integrate all of PIN’s courses and events on GeniusU.

Revealed Films: RF is focused on adult learning through Documentaries and Docuseries that span a wide array of topics. These topics help our students navigate their beliefs and expand their knowledge by interviewing experts and educators that may have perspectives that differ from conventional thinking. The founders of RF have been long-term students of Genius Group Ltd and have grown their company using the education methodology, principles and philosophy. Below are the aspects of the Genius Curriculum that RF currently shares:

➢	Entrepreneur Education Vision: RF shares an entrepreneur education vision similar to that of GeniusU, However, RF topics though by traditional media may be polarizing, can give a fresh perspective to see various sides of topics and different paths to success. We have completed the acquisition of RF and are expanding Genius Films with this vision to grow our student base with experts and educators in their respective fields.
➢	8 “Education 4.0” Pillars: RF has not been practicing all 8 “Education 4.0” pillars. To date, RF has practiced Global citizens skills to build awareness about the wider world, sustainability, and active participation in the global community. In addition, interpersonal skills: that when applied with the philosophy of being a lifelong learner, enhance interpersonal emotional intelligence, including empathy, cooperation, negotiation, leadership, and social awareness. As RF continues to be integrated into Genius, the remaining pillars will be brought into the culture to enhance course offerings.
➢	Genius Learning Methodology: Students in RF will gain access to GeniusU’s tools and products to develop their own personalized discovery-based learning path based on “andragogy”. We have completed the acquisition of RF and are planning to expand the RF courses on GeniusU to develop more effective personalized, scalable learning paths.
➢	10 Genius Principles: RF is currently additional Genius Principles post the acquisition. Currently, RF practices global classroom, inclusive entry, and lifelong learning. We have completed the acquisition of RF and are planning to introduce the additional principles of a positive credit system, decentralized system, inclusive entry and a lifelong learning pathway with the tools available on GeniusU.
➢	C.L.E.A.R. Philosophy: RF follows aspects of the C.L.E.A.R. philosophy today, with students rewarded for connecting, learning, and reviewing. This is in the form of access to projects, awards and rewards. We are developing RF’s use of our C.L.E.A.R. philosophy further as we integrate key RF projects and events on GeniusU.

While each company in the Group shared varying aspects of the Genius Curriculum, post-acquisition, we have integrated each company in a way, they share a common vision, methodology, pillars, principles and philosophy as our courses, products and services evolve.

Our Courses, Products and Services

We are developing a comprehensive entrepreneurial education curriculum, complete with a suite of tools for student learning and faculty earning. Our Acquisitions have been chosen for their focus on preparing individuals to “create a job” rather than “get a job,” achieved through nurturing student-driven learning in early years and developing vocational, technology, and entrepreneurial skills in later years. We have integrated, and will continue to integrate, these courses into our Genius curriculum and GeniusU Edtech platform, along with our principles and C.L.E.A.R. philosophy.

Our product range is divided into six stages of education, with each stage offering four product groups. Three groups cater to students at varying time and cost commitments, while the fourth group targets partners, training them to join as community partners or faculty members:

FREE COURSES: Most students begin with a free course, utilizing our “freemium” model. They can learn for free, build their learning profile, connect with circles, and receive guidance from our AI Genie. Examples of free courses include:

●	Assessments: 5 to 30-minute online quizzes providing insights into personality or progress.
●	Masterclasses: 60-minute to 4-hour live or recorded webinars teaching specific skills or solving problems.
●	Workshops: 3 to 4-hour live or recorded webinars with facilitated interaction, delivering specific outcomes or previewing paid courses.
●	Microcourses: 3 to 5-day competitions, combining masterclasses with submissions and awards.
●	Microdegrees: Pre-recorded online courses offering a sample of paid course content.

PAID COURSES: Students can opt to purchase one-off paid courses, ranging in cost from $15 to $5,000. Examples of paid courses include:

●	Events: Paid live digital, in-person, or hybrid events such as training courses or global summits, priced between $15 and $1,500.
●	Workshops: 60-minute to 2-day live or recorded workshops or mentorships, with faculty interaction and specific outcomes, priced between $100 and $3,000.
●	Microschools: 5 to 90-day challenge-based education modules combining digital and in-person elements, with submissions, awards, and GEM credits for completion, priced between $1,000 and $5,000.
●	Products: GeniusU’s online store offers additional educational products, including books, video courses, and in-person sessions that partners can add to provide a comprehensive educational offering to their students.

DIPLOMA COURSES: The third step that a number of our students take is a diploma course that spans over one or more years. These range from $1,000 to $30,000 per year. Examples of our diploma courses include:

➢	Memberships: We host membership programs on GeniusU for our own companies and for our partners. These are delivered through a mix of digital, live and in-person. They provide monthly training, connection and information for the members who join, with prices ranging from $1,000 to $20,000 per year.
➢	Diploma Certificates: Further to our Acquisitions we are adding vocational certifications to our product range, and we plan to extend this to primary and high school diploma programs. These will be delivered through a mix of digital, live and in-person. Prices range from $2,500 to $10,000 per year.
➢	Degree Certificates: Further to our acquisition of UAV we are also adding bachelor’s and master’s degree certificates to our product range. These will be delivered through a mix of digital, live and in-person. Prices range from $2,500 to $30,000 per year.

MENTOR RESOURCES: Most of our 14,700+ partners began or participated as students before joining our partner community. We have two partner pathways which work together at each stage of education: Community partners who host events, courses and venues, creating their own training center or school in their local area; and Faculty partners who deliver the events and courses. Partners and faculty pay for mentor resources in order to be trained, certified, learn best practices from other mentors and access our partner tools and dashboards on GeniusU. mentor resources range from $1,500 to a percentage of their revenues which can range from 2.5% to 30% of revenues. Examples of our mentor resources include:

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

In the following section are the courses, products and services currently offered by the Pre-IPO Group and the Acquisitions, together with our plans on how we will be developing these products together with new products following the completion of the acquisitions.

Our Genius Curriculum

Learning for Life

We aim to develop a lifelong curriculum to provide a full, accredited entrepreneurial alternative. From early-learning education to primary and secondary school, university and adult learning, we plan to personalize a learning path that is unique to each student's needs.

TWO
ONE
K PRE-K
Prep
0-7
EIG H T
SEVEN
SIX
FIVE
FOUR
TH R EE
Primary
6-14
TWELVE
ELEVEN
TEN
NINE
Secondary
12-18
SENIOR
JUNIOR
SOPHOMORE
FR ES H MAN
Apprentice
16-22
ULTRAVIOLE
T V IO LET
INDIGO
BLUE
G R EEN
YELLOW
ORANGE
RED
IN FR AR ED
Entrepreneur
16-80
ELDER
MASTER TRAINER
TRAINER
FAC ILITATO R
CONSULTANT
COACH
Mentor
18-100+

Education Angels	E-Square Education	University of Antelope Valley	geniusU / Entrepreneur Resorts / Entrepreneurs Institute	pin property investors network	Revealed Films
Acquisition	Acquisition	Acquisition	Pre-IPO Group	Acquisition	Acquisition
New Zealand	South Africa	California	191 countries	52 countries	United States
$0.9 M	$0.6 M	$8.1 M	$9.5 M	$3 M	$5.9 M
2022 Pro forma revenue (3% of total)	2022 Pro forma revenue (2% of total)	2022 Pro forma revenue (29% of total)	2022 Pro forma revenues (34% of total)	2022 Pro forma revenue (11% of total)	2022 Pro forma revenue (21% of total)
194	602	489	3,108,035	164,712	1,176,820
Total Students December 2022	Total Students December 2022	Total Students December 2022	Total Students December 2022	Total Students December 2022	Total Users December 2022
194	391	489	43,136	67,987	59,722
Total Paying Students December 2022	Total Paying Students December 2022	Total Paying Students December 2022	Total Paying Students December 2022	Total Paying Students December 2022	Total Customers December 2022

Our Learning Experience

On GeniusU our students join as free students and then progress to course and diploma students with their A.I. Genie guiding them on their personalized path. In 2023, we plan to integrate this path for each stage of our Genius Curriculum.

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

Our Courses, Products and Services

We are developing a life-long Genius curriculum together with a full suite of tools for students to learn (at every age and ability level) and for faculty to earn on GeniusU, divided in the following stages:

➢	PREP - 0 to7 years old: Our Acquisition, Education Angels, provides education services to this stage of education. With $0.9 million in 2022 revenue and 194 paying students in 2022, this represents 3% of our pro forma Group revenue and 1% of our total paying students in 2022.
➢	PRIMARY - 6 to 14 years old: Our Acquisition, E-Square, provides courses and a full primary school program to this stage of education. With $0.3 million in 2022 revenue and 171 paying students at primary school level, this represents less than 1% of our pro forma Group revenue and less than 1% of our total paying students in 2022 in our primary school offering.
➢	SECONDARY - 12 to 18 years old: Our Acquisition, E-Square, also provides courses and a full secondary school program to this stage of education. With $0.3 million in 2022 revenue and 220 paying students at secondary school level, this also represents less than 1% of our pro forma Group revenue and less than 1% of our total paying students in 2022 in our primary school offering. Between primary and secondary school levels combined, E-Square had $0.6 million in 2022 revenue and 391 paying students, representing approximately 2% of our pro forma Group revenue and 2% of our paying students, currently making our offering to school students the smallest and newest contributor to the Group.
➢	APPRENTICE - 16 to 22 years old: Our Acquisition, UAV, provides vocational certifications and degree level programs to this stage of education. With $8.1 million in 2022 revenue and 489 paying students, this represents 29% of our pro forma Group revenue and 1% of our total paying students in 2022.
➢	ENTREPRENEUR - 16 to 80 years old: Our Pre-IPO Group Edtech company, GeniusU and entrepreneur education company, Entrepreneurs Institute, has been providing courses and products to adult learners. With $4.9 million in 2022 education revenue, 3.1 million students and 43,136 paying students, this represents 17% of our pro forma Group revenue and 25% of our total paying students in 2022. Our Acquisition, PIN, also provides courses and products to adult learners. With $3.0 million in 2022, 164,712 students and 67,987 paying students, this represents 11% of our pro forma Group revenue and 40% of our total paying students in 2022. When combined, this education stage represents 28% of pro forma Group revenue and 65% of our paying students in 2022. Post- IPO, as we develop the other stages in our curriculum, we plan for the percentage of revenue and students from this stage will fall as the percentage of revenue and students in the other stages increase.
➢	MENTOR - 18 to 100+ years old: Currently GeniusU provides mentor certifications for partners who build their education businesses on our Edtech platform. While Entrepreneurs Institute and PIN are both utilizing GeniusU to grow their mentors, our plan is for the other Acquisitions to also attract, train and grow their faculty through GeniusU.
➢	ENTREPRENEUR RESORTS - All Ages: Our Pre-IPO Group company, Entrepreneurs Institute, operates a campus model in the form of resorts, cafes and coworking spaces, and has plans to grow these campuses by connecting local partners with our global community, Genius Curriculum and GeniusU platform. It delivers revenue from accommodation, food and beverage. With $4.7 million in campus revenue in 2022, this represents 17% of pro forma Group revenue. We are in process to spin-off Entrepreneur resorts and focus on our core business, education.

Prior to the IPO and completion of the Acquisitions, PIN was the only Acquisition to be actively using the GeniusU Edtech platform and our global community to grow its business. We plan to integrate Education Angels, E-Square, UAV and RF to expand the process for their courses to be added to GeniusU and our Genius Curriculum. We have provided further details below on the current courses, products and services provided by each of these companies at each stage of learning, and we are integrating and expanding each company’s offering with GeniusU and our Genius Curriculum.

PREP — 0 to 7 years old

We are introducing our early learning program for parents and children up to seven years old with the acquisition of Education Angels. Until this acquisition, our impact on early learning was limited to the events and courses that our parent-focused faculty hosted on GeniusU, our Genius School Certifications, and the work that our Genius Educators had conducted with parents in early learning. Below is a list of Prep products delivered in 2022, and our planned post-acquisition Prep product range in 2023:

➢	Understanding your Young Genius FREE – 1 week micro course to discover one’s child’s natural born Genius and promote positive learning environment to grow their self-awareness, confidence and growing social competence.
➢	The Early Years Last Forever Microschool – 2 week micro school where parents can learn why the early years are so important and what they can do to best support their child. This course is to understand the child’s unique temperament and setting realistic expectations for the child. How to support each temperament type so that parents can grow its child’s ability to self-regulate and minimize challenging behaviors, growing their self-awareness and self esteem.
➢	Angel Guide Certification – This is a course for parents or adults that would like to work with preschool children. The course teaches how to guide children to a greater understanding of themselves. It includes the Early Years Last Forever program and includes strategies to support and grow children’s social and emotional wellbeing and to teach self-regulation, promote autonomy and grow children’s self-awareness and self-esteem.

PRIMARY — 6 to 14 years old, and SECONDARY — 12 to 18 years old

“Genius School” is the brand we use within GeniusU to encompass all our programs for children and students up to high school graduation. Prior to the acquisition of E-Square, Genius Group’s programs for primary and secondary school students were focused on the development of our Genius School assessments, camps and certifications.

Below is a list of Primary products delivered in 2022, and our planned post-acquisition Prep product range in 2023:

➢	The Early Years Last Forever Microschool – Two week micro school
➢	Teen Genius Quiz – Quiz for students to discover its Genius.
➢	Passion Test – Test for students to learn how to align its life with its passions.
➢	Purpose Test – Test for students to discover their true ‘why’ and learn the key steps to align their life (and learning) to their deepest meaning and motivation.
➢	Teen Money Challenge - In this challenge, students will learn that it is not about how much you earn, but what you do with what you earn that makes the difference.
➢	Teen Dynamics Profile Test - Profile and debrief, or family dynamics profiling and debriefing with one of our Genius Educators.
➢	Teen Dynamics Discovery call – One hour virtual call to understand the student’s natural strengths, the smartest and easiest way that students learn and develop a personalized learning pathway that will help them navigate the schoolwork minefield.
➢	Genius School Micro Camp – Two-day Genius Camps, which are sponsored by companies and hosted by schools or virtually, for students to gain insights into their talents, passions and purpose.
➢	Teen Quest – Two-week microschool to help students develop higher-order, design thinking and future ready skills to sustain their lifelong learning journey.
➢	Young Entrepreneur Academy - Two-week virtual program to help students build a business and learn leadership and entrepreneur skills used by the world’s top entrepreneurs, as well as connect to a global community of like-minded young leaders.
➢	Young Entrepreneur Membership – Annual membership to access all Student Skills Microschools and scholarships and sponsorships to support certain students.

APPRENTICE — 16 to 22 years old

We have established the University of Antelope Valley (UAV) as our global center for curriculum development, with a long term aspiration to expand the campus to include innovation labs, accelerator camps and courses delivered for all education stages of our lifelong learning curriculum

The acquisition of University of Antelope Valley is our first step towards integrating vocational certificate level and university degree level courses into our curriculum.

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

In 2023, we plan to extend our education festivals and host a MedTech festival, Greentech festival and Spaeth festival at UAV in Lancaster, with the support of industry sponsors and the Lancaster City Council. We plan for attendance to be both in-person and broadcast live via GeniusU, and to combine a free Microcourse challenge, startup competition, paid virtual summit and paid four-week Microschool.

We also plan to offer a series of additional paid Microschools in management, entrepreneurship and education with credits towards full certificate and degree programs, as a trial prior to enrolling for the diploma courses at UAV. Below is a list of courses delivered in 2022, and our planned post-acquisition Prep product range in 2023:

➢	Passion Test – Test for students to learn how to align its life with its passions.
➢	Purpose Test – Test for students to discover their true ‘why’ and learn the key steps to align their life (and learning) to their deepest meaning and motivation.
➢	Genius Wealth Dynamics or Talent Dynamics test – The Genius Wealth Dynamics or Talent Dynamics test is the world’s leading profiling tool for intra & entrepreneurs. This test is designed to help students find out which of the eight wealth profiles is their natural path.
➢	Basic CPR and Life Saving – Course to know the basics of life saving skills
➢	Genius Summit – Course to learn how to attract new customers, maximize profits and increase impact.
➢	Associate in business – Certificate level, bachelor’s level and master’s level degree courses in subjects ranging from Business Management, Healthcare Management and Sports Management through to Psychology, Communications and Education.
➢	Certificate in Medical billing and coding – Medical Billing specialists ensure that patient records are accurate and that charges are properly submitted. The program introduces topics such as HIPAA, billing procedures, and claim processing. Graduates are prepared for entry level positions such as billing clerks and claims processors.
➢	Medical Assistant certificate – Medical assistants work directly with patients and assist in their care and well-being. This program helps students develop relevant skills and gain real-world experience.
➢	Culinary Arts and Restaurant Management certificate – A certificate in culinary arts and restaurant management opens doors to careers in food service. Students study food preparation, menu planning and safety in a modern kitchen environment. Graduates are prepared for entry level employment as prep cooks, cooks, sous chefs, restaurant managers or chef.
➢	Bachelor of Science is Psychology – The program is designed to help build a solid foundation into the cognitive and affective processes that underlie human development and behavior. Students will study the application of psychological principles in both social and professional environments and learn the biological and behavioral aspects of psychology. Students will explore the influence gender and culture has on the psychology of individuals and groups.
➢	Criminal Justice Degree – This program provides a broad review of the Criminal Justice system as well as a basic awareness of social and behavioral sciences. The upper-level courses include a focused study of the criminal justice system including principles of investigation, forensic specialties, and homeland security. Graduates are prepared for entry-level employment or career advancement in such professions as law enforcement, corrections, immigration, security services, and similar types of employment.

➢	Bachelor in Health and Fitness – This major provides students the knowledge, skills, and abilities to develop and conduct health and fitness programs in commercial, corporate, public, and private settings such as personal training and athletic performance facilities.
➢	Next generation of Masters in Education – Our online MSED has the blend of a traditional graduate degree with lectures from incredible global experts in igniting the Genius in every student. In addition, a trip to Bali (Indonesia) to learn how to humanize and personalize learning, create self-aware young Genius’s, realize the true potential in our new generations, future ready education for future ready skills.
➢	Next generation of Master of Business Administration (MBA) – Our online MBA has the blend of a traditional graduate business degree with lectures from incredible global experts in Entrepreneurship, Leadership, and wealth accumulation such as Property, Crypto, & Stock. In addition, a trip to Bali (Indonesia) to develop students’ vision, wealth, health, energy, relationships and social impact.
➢	Additional Master’s Degree – 12 to 24 month certified Masters from California Business School with innovative content from top entrepreneur and investment leaders.

ENTREPRENEUR — 16 to 80 years old

Prior to the acquisition of Entrepreneurs Institute, all of the courses and products offered on GeniusU were added, promoted and delivered on GeniusU by our partners. With the acquisition of Entrepreneurs Institute, the entrepreneur courses and products developed and owned by Entrepreneurs Institute came under the ownership by Genius Group and these courses and products have become fully integrated into our Genius Curriculum and GeniusU. With the acquisition of Property Investors Network (PIN), PIN’s courses and products will be integrated in a similar way. The courses and products of these two companies, together with the courses and products marketed and delivered by our partners on GeniusU, form the product range for the students at the “Entrepreneur” stage of our Genius Curriculum. Prior to the Pre-Acquisitions, over 70% of the education revenue of the Pre-IPO Group was derived from this stage.

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

PIN currently offers a range of free courses, paid courses and full time diploma courses. They have built mentor resources for City Leaders, but not for faculty members. We have completed the acquisition of PIN and are expanding the free and paid courses, together with mentor resources, in the first steps to integrate and digitize PIN’s offerings and to scale them globally.

Now that the acquisition of PIN has been completed, our plan is to integrate PIN’s courses and community into our Genius Curriculum with a plan that includes:

➢	Launching the free Investor Genius Test and a series of free Investor Masterclasses, similar to the free Entrepreneur Masterclass series which contribute to the 8,500 new students joining GeniusU on average each week in 2022.
➢	Launch of the Wealth Dynamics for Investors assessment, together with a series of paid Property Investing Workshops and microschools on GeniusU.
➢	Migration of PIN’s current City Hosts, city investor communities and monthly events to GeniusU, and expansion of PIN’s City Host model in the UK to cities around the world.
➢	Launch of certifications on GeniusU for community partners and faculty to deliver PIN’s courses and events globally.
➢	Expansion of PIN’s current property summit and membership model with country partners to a global model, replicating the current model in different countries and languages.

Below is a list of the main Entrepreneur products delivered in 2021 and 2022, and our planned post-acquisition Entrepreneur product range in 2023:

Free Courses: In 2023, GeniusU grew its community of free students primarily through free assessments and free masterclasses and microcourses. The assessments were delivered digitally, with results linking to each student’s learning profile on GeniusU, and the free courses were delivered by our partners and faculty. In 2022, a total of over 1,000 different free education courses and products covering a wide range of subjects and skills were offered on GeniusU. PIN also conducted free courses similar to those hosted on GeniusU, resulting also in an intake of free students. In 2023, we plan to offer new assessments such as the Entrepreneur Genius Test and Investor Genius Test, together with an expansion in our free Entrepreneur and Investor Masterclasses, while also integrating PIN’s courses into GeniusU, our Genius Curriculum and Genius learning methodology. The main online assessments we will offer include:

➢	The Genius Test: Our most popular test identifies which of four personality types best fits the student, giving them guidance on their natural path in learning, earning, leading and connecting.
➢	The Passion Test: In partnership with Chris and Janet Attwood, the authors of the New York Times Bestseller ‘The Passion Test’, this test identifies the students’ top five passions and guidance on aligning their learning, earning and environment to the activities and actions they are most passionate about.
➢	The Purpose Test: This test identifies which of 17 global goals the student is most aligned to, and enables them to connect with other students, mentors and companies on GeniusU that share the same purpose.
➢	The Entrepreneur Quiz: This quiz identifies each student’s learning goals, level of entrepreneur expertise and level of leadership, size of business or investment portfolio. This in turn enables our Genie AI to guide them most effectively in their first steps on their personalized learning journey on GeniusU.
➢	The Impact Test: This test identifies which level of complexity the student’s enterprise is at out of 7 levels, from 1 customer to 1 million customers, and as a result it guides the challenges, opportunities and solutions to navigate through their specific level of enterprise.
➢	The Wealth Spectrum: This test identifies which of 9 financial literacy levels the student is at, what the greatest challenges and solutions are at their level and what the next steps are to master the level.

➢	The Entrepreneur Genius Test: This is a new test we plan to launch that tailors the Genius Test questions and results specifically towards students looking to start or grow a business.
➢	The Investor Genius Test: This is a new test we plan to launch that tailors the Genius Test questions and results specifically towards students looking to build an investment portfolio.
➢	Entrepreneur Dynamics – This is the No.1 agile leadership system for entrepreneurs. This Microdegree takes students through each step of Entrepreneur Dynamics, and how to apply the agile leadership principles in the system to their company and in their team.
➢	Millionaire Master Plan – Students learn which of the nine levels of the wealth spectrum they are currently at, and how understanding this master plan is critical to knowing the next step students will need to take in their entrepreneurial journey.
➢	5 Day $50K Global Education Challenge – Students join Roger James Hamilton, futurist, entrepreneur and founder of Genius Group, Daniel Priestly, founder of DENT global and best-selling author and speaker, as they host the Global Education Challenge and reset, restructure and launch their Education 5.0 and Community 5.0 plan to navigate and strive in the digital decade.
➢	5 day $50k Global Entrepreneur Challenge – Students learn 5 steps in 5 days to build their own digital business.
➢	2020 Ready Accelerator – Course that get students ready for the decade from 2020 to 2030 by growing their insight, income and impacts.
➢	Partner like a pro with GeniusU – In this Microdegree students learn how to make the most of their Mentor level membership by using the higher level features of GeniusU to enhance their presence, grow their community, create unique content and generate revenues.
➢	Health Dynamics Microdegree – System that links students health, wealth and happiness.
➢	Genius Entrepreneur Membership (GEM) – Microdegree for students that want to generate additional income on the side or create an affiliate marketing business.
➢	How to build a fortune through cryptocurrencies – Students learn how to trade cryptocurrencies.
➢	Unveiled: Protect Your Finances from the Hidden Threats – In this masterclass students learn how to generate between 5% - 35% return based on the different investment strategies.
➢	Successful Real Estate Investing – Students learn how to buy real estate at wholesale prices making a profit from the day they buy and gain instant equity.
➢	Wealth Creation Summit – Virtual Summit on how to create 4 additional streams of income from 4 top wealth creation specialists.

Paid Courses: In 2021 and 2022, GeniusU hosted over 400 paid courses and products covering a wide range of subjects and skills. These range from $15 to $5,000. As mentors can build paid events, microcourses, microdegrees and microschools on GeniusU, new courses and products are added daily. Mentors also market and deliver paid courses developed by other mentors once they are certified to do so. In 2023, the paid courses that relate directly to the courses offered as part of the Entrepreneurs Institute product range and PIN product range include:

➢	Entrepreneur Socials and PIN Meetings: Monthly, local meetings which connect event hosts and City Leaders with their local entrepreneur and investor communities, with guest speaker and network sessions, with attendees connecting before, during and after via GeniusU.
➢	Wealth Dynamics Test: This test identifies for each test taker which of the 8 entrepreneur profiles is their most natural path, and as a result what are the most effective ways to create value, start a business, build a team and develop an entrepreneurial success strategy.
➢	Wealth Dynamics Test for Investors: This will be a new test which is a version of the Wealth Dynamics Test tailored to Investors. It identifies which of the 8 investor profiles and strategies the test taker is best suited for.
➢	Talent Dynamics Test: This test is a version of the Wealth Dynamics Test tailored to leaders and teams in corporations. It identifies the strengths and weaknesses within a team, and the talents within each member.
➢	Entrepreneur 5.0 Workshop Series: A series of 12 one-day workshops covering key entrepreneur and business building tools, including the Impact Test, Wealth Dynamics, Talent Dynamics and the Wealth Spectrum.

➢	PIN Investor Summits: Two annual investor summits hosted by PIN held in-person and online: Property Magic Live and Strategy Implementation Live.
➢	Entrepreneur 5.0 Microschool Series: A series of 8 four-week microschools conducted throughout the year building key entrepreneur skills with the latest technology, with microschools in leadership, marketing, sales, product, community, investing, cash flow and tech.
➢	Investor 5.0 Microschool Series: A series of 8 four-week microschools conducted throughout the year building key investing skills with the latest technology, with microschools in financial literacy, financial instruments, portfolio planning, angel investing, stock market investing, stock market investing, cryptocurrencies and property investing.
➢	Wealth Dynamics Masters: An intensive one-week microschool conducted twice a year, guiding founders, CEOs and executive leadership teams in their annual planning and long-term planning for their enterprise as it scales. This is delivered through a mix of digital and live, with students joining globally in three time zones and competing for the award of top business plan at the end of the week.

Diploma Courses: In 2021, GeniusU hosted over 50 annual memberships and mentorships. These range from $1,500 to $30,000. In 2022, the annual courses that relate directly to the courses offered as part of the Entrepreneurs Institute product range and PIN product range include:

➢	Genius Entrepreneur Mastermind: A 12-month membership program for entrepreneurs to join a global community and access monthly skills-based sessions with seasoned entrepreneurs and mentors sharing their experiences. This is delivered online and globally on different time zones.
➢	Crystal Circle Mentoring: A 12-month mentoring program for entrepreneurs at startup level, scale up level and investor level, to receive guidance and support on building their business from a team of mentors with a monthly, quarterly and annual or review, group sessions and one-to-one sessions. This is based on the business building tools based on Impact Dynamics and Wealth Dynamics.
➢	Property Investor Mastermind: A 12-month mentoring program hosted by PIN for experienced property investors to receive training, connections, opportunities in a global network of property investors, with facilitation and mentoring.
➢	Entrepreneur Dynamics Report - Online quiz to learn which of the eight natural entrepreneur paths students are best studied for, the role models to follow and team to build
➢	Global Summit Series: Lifelong Learning Summit (March); Impact Investor Summit (June); Global Entrepreneur Summit (September); Global Impact Summit (December)
➢	Leadership 5.0 Microschool – A 4 week accelerator program that covers learning over four weeks, four subjects: Digital Strategy, Super Teams, Exponential Growth and Financing, together with how to put a full Leadership 5.0 Plan together
➢	Genius Entrepreneur Metaversity – A 12 month mastermind and metaversity for entrepreneurs with expert mentors, skills workshops and global opportunities.
➢	Community 5.0 Microschool – A 4 week accelerator program that covers learning over four weeks, four subjects: Community Building Strategies, Community Engagement and Growth, A.I. tools for Community Management, together with how to put a full Community 5.0 Plan together
➢	Health Dynamics Consultant – Course for entrepreneurs that need a fully developed health system that integrates with their existing business that can take your clients on a personalized pathway to health using proven systems.
➢	Entrepreneur Dynamics Masters - 5 day virtual master’s program for students to build their business plan and compete for $50k in prizes, with world class mentors
➢	Entrepreneur Circle Mentoring - 12 month mentoring program for founders, CEO s and executives to build your business. At start up, scale up and corporate group level.
➢	Digital Entrepreneur MBA - 12 month certified MBA from California School of Business. Cutting edge content from top entrepreneurs and thought leaders.
➢	Investor Dynamics Report - Online quiz for students to learn which of the eight natural investor paths they are best suited for, the role models to follow and team to build.

➢	Genius Investor Network - 12 month mastermind and metaversity for investors, with expert mentors, skills workshops and global investment strategies.
➢	Property Mastermind Accelerator - Virtual intensive workshop for investors seeking to aggressively build out their property portfolio over the next twelve months.
➢	Investor Dynamics Masters - 5 day virtual master’s program for students to build their ideal portfolio and compete for $50,000 in prizes, with world class mentors.
➢	Investor Circle Mentoring - 12 month mentoring program for investors in shares, crypto and property. At beginner, intermediate and advanced level.
➢	Digital Investor MBA - 12 month certified MBA from California Business School. Cutting edge content from top investment thought leaders.

Partnership Opportunities

➢	Faculty Level 1 MENTOR – Partners can be part of our faculty and the go-to mentor for their own chosen niche or industry to build an education business and drive revenue of $40,000 to $150,000 per annum.
➢	Faculty Level 2 LEAD MENTOR – Partners can be part of our lead faculty and build their mentoring business with GeniusU’s support to build an education business and drive revenue of $150,000 to $300,000 per annum.
➢	Faculty Level 3 CURRICULUM PARTNER – Partners can create content for our Genius curriculum as our curriculum partner to build their education business and drive revenue between $300,000 and $2,000,000 per annum.
➢	Genius Partner – Partners can integrate their product range into GeniusU with our full Partner Portal following the Genius Formula.

Community Partners

➢	Community Level 1 CITY HOST– Partners can host city events and be the go-to event host for their city and community.
➢	Event Partner – Partners can join as an Event Partner for our four Global Summits
➢	Community Level 2 CITY LEADER – Partners can lead events in their city as a city leader to build their community business
➢	Community Level 3 TRANSLATION PARTNER– Partners can join as a translation partner to translate content for our Genius Curriculum
➢	Community Level 4 COUNTRY PARTNER – Partners can build a full education business as a country partner with their own faculty team and community partners.
➢	Venue Partnership – Entrepreneur resorts has an organic growth plan with a mix of company owned and licensed venues. We are now in 3 countries with 5 locations and have developed the Genius Cafe, Genius Central and Genius Resort models, which we are expanding through regional license agreements.
➢	PIN Host Partnership – Being a PIN host is for students that have achieved property investment success and are looking to grow their investments and build their credibility in their locality. We provide all the training for them to host their own PIN events.

Mentor Resources: In 2021 and 2022, GeniusU launched its certification builder, for partners and mentors to add their own certifications to build and train their partner community. This has led to a growth in the number of certifications on GeniusU. These certifications range from $1,500 to $32,000. In 2023, the paid certification relating directly to the courses offered as part of the Entrepreneurs Institute product range and PIN product range include:

Entrepreneurs Institute: Entrepreneurs Institute has a global network of community partners and faculty partners, following the framework explained in the “Mentor” section below. Mentors can join as community partners with training and certification at the following levels:

➢	Level One: Event Host – Training and license to host Entrepreneur Socials and Wealth Dynamics, Talent Dynamics and Impact Dynamics events. Training on event marketing and management.
➢	Level Two: City Leader – Training and license to host events, courses and larger summits and workshops in a city. Training on course marketing, management and community building.
➢	Level Three: Venue Partner – Training and support to launch a Genius Café, Genius Central or Genius Resort to operate as a local campus venue.

Mentors can join as faculty partners with training and certification at the following levels:

➢	Level One: Flow Consultant – Training and license to use the Wealth Dynamics, Talent Dynamics and Impact Dynamics tool set within their training courses. Training on assessment debriefs.
➢	Level Two: Performance Consultant – Training and license to use the Wealth Dynamics, Talent Dynamics and Impact Dynamics tool set within their training courses. Training on building a customer pathway and delivering workshops and diploma courses.
➢	Level Three: Product Partner – Training at Level One and Level Two. License to co-create content for specific industries or languages utilizing the Wealth Dynamics, Talent Dynamics and Impact Dynamics tools.

Property Investors Network: In 2023 we will be replicating the above partner framework with the same levels and price points, to build the communities and courses for PIN globally, starting with the U.S.

By taking these steps to integrate PIN’s product range, partner community and student community in a similar process to the steps taken to integrate Entrepreneurs Institute’s education community into GeniusU and our Genius Curriculum, we believe we are proving a model that is equally attractive to other educators and their communities, opening the door to future acquisition opportunities.

In addition to the courses and products offered on GeniusU, the platform has three tiers of membership. Member level is free and gives access to the platform and community. Citizen level is a paid annual membership which provides the student with additional learning dashboards, ability to earn credits and graduate, with student rates on all courses. Mentor level is a paid annual membership which enables a student to become a part of the faculty and to create their own courses and products, with additional dashboards to track their students’ activities. More details on the mentor level are provided below.

MENTOR — 18 to 100+ years old

We have found that a natural progression in the learning process is to want to pass the knowledge on to others. In the traditional education system this is challenging, as the academic system is directed towards research and graduate degrees, with university lecturers and faculty requiring a masters or doctorate in order to be able to teach. This can be a missed opportunity for students to learn vital real-world experience from mentors who have developed skills in their area of vocational expertise but who have not had the interest or inclination to take the academic path to qualify as a teacher. We have grown more than 14,700 partners and 2,500 faculty through the natural path students have taken to rise to a mentor level within our community. GeniusU mentors have the ability to earn on the platform, either as a regional partner (as an event host, City Leader or country partner), or as a faculty member (as a mentor, instructor or curriculum partner). Each of these positions come with an annual license fee, a percentage of revenue and certification courses to ensure our partner community and faculty reaches a level of proficiency within our network.

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

We have designed the partner pathway using the same methodology, with two distinct partner types and three levels of partnership, training and certification. Most of our partners and all of our Acquisitions are following this same methodology when building their partner pathway. The two partner types and three partner levels are:

Community Partner: Primarily interested in either hosting events, courses, schools and building a learning community, while inviting Faculty Partners to deliver the courses, Community Partners earn between 10% to 30% of revenues in commissions from the courses they host. The three partner levels for Community Partners are:

➢	Level One: Event Host – An annual license and training to build a community and host events. We also use the term ‘Event Sponsor’ for companies who support the events with sponsorship in the form of funding or support.
➢	Level Two: City Leader – An annual license and training to develop a community and school.
➢	Level Three: Country Leader – An annual license to develop a network of schools.

Faculty Partner: Primarily interested in educating their students and delivering either their own courses or the courses they are certified or licensed to deliver, Faculty Partners each between 10% and 70% of revenues in commissions for the courses they create or deliver. The three partner levels for Faculty Partners are:

➢	Level One: Mentor – An annual license and training to deliver a specific set of courses.
➢	Level Two: Lead Mentor – An annual license to training to build an education business based on a specific set of courses.
➢	Level Three: Product Partner – An annual license to co-create content for different industries or countries. We also use the term ‘Genius Partner’ to refer to Product Partners who have built their education business into revenues over $1 million.

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

We plan to spin-off entrepreneur resorts in 2023 to focus on our core business – education.

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

Our Conversion Model

We have grown GeniusU to 3.11 million students as at December 31, 2022 through a “freemium” model by which students and partners join the platform for free and then over time a percentage of them upgrade to paid courses, products and certifications.

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

We believe that as we continue to focus on this approach, we will find effective ways to reduce the marketing cost per student, increase the conversion rate and increase the annual revenue per student and lifetime value per student. By applying this same conversion model to our Acquisitions, we also believe they will benefit from attracting increased student numbers and increased partners and faculty delivering their courses globally.

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

Our Student Conversion Model: Of the 3.11 million students on GeniusU as at December 31, 2022, 3.06 million were free students and 43,136 were paying students. In the fiscal year ended December 31, 2022, GeniusU attracted 444,290 new students and 5,755 new paying students, representing a 1.3% conversion rate. While some students join through word-of-mouth or referral, students also join through our direct marketing spend via Google and Facebook. We track our monthly student intake, acquisition cost and activity over the first 12 months and 24 months, and measure their average spending over these periods.

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

These calculations for the marketing cost per student, 12-month revenue per student and 24-month revenue per student, together with the calculations for our partner conversion model below, have been calculated specifically for GeniusU, as we have sufficient data for such calculations. Our plan is to measure and track these measures for each Acquisition as we apply this conversion model to each company.

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

There are additional metrics shown in the graphic above which we have also not included in the Operating Data table in this Annual Report, including the marketing cost per free student or annual revenue per free student in our Operating Data. This is because the Acquisitions do not yet follow a freemium model with the exception of Property Investors Network, and so these metrics are not yet relevant to these companies. Once the acquisitions are completed, we will be introducing free courses and personalized student pathways for each of the Acquisitions on GeniusU and we will then be tracking these metrics together with conversion rates. Based on our growth plans, which are provided in more details below, our goal is for the introduction of the freemium model to result in an increase in student numbers and a decrease in the marketing cost per paying student for each of the Acquisitions.

Our Partner Conversion Model: In the same way that we will be introducing our Student Conversion Model to our Acquisitions, we will also be introducing our Partner Conversion Model. This will enable each Acquisition company to connect with the 14,700+ partners and 2,500+ faculty currently in our Group, and will enable them to attract new partners and faculty on GeniusU. As a result, we will be delivering their courses globally with the students and partners we attract.

Most of our partners on GeniusU begin as students, and then choose to join our faculty or partnership program. We also run marketing campaigns to attract faculty members and partners to GeniusU. At the end of December 2022 we had 13,005 partners on the platform. We track our monthly partner intake, acquisition cost and activity in a similar way to how we track our students, and in the last two years we have measured the revenue they generate for GeniusU in their first 12 months and 24 months.

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

The model that we used to acquire, integrate, digitize and distribute the courses and certifications for Entrepreneurs Institute is the model we are now repeating for the Acquisitions. The conversion of Entrepreneurs Institute from an event-based training company to a freemium Edtech model has resulted in the following outcomes:

➢	The development of the Genius Test, the Passion Test and the Purpose Test into free online tests has increased student intake from an average rate of less than 50 new students per week to over 2,000 students per week as of December 31, 2022.
➢	The migration of in-person events to online summits has increased event registrations from less than 1,000 attendees per year to over 20,000 attendees per year as of December 31, 2022.
➢	The digitization of trainer certification to online certification has resulted in over 1,000 faculty members being certified as Flow Consultants and Performance Consultants globally.
➢	The modular, digital format of the Entrepreneurs Institute courses on GeniusU together with our partnership strategy has attracted Country Partners translating and delivering them in Japanese, Chinese, Thai, Mongolian, Spanish, French, Swedish, Polish and Czech. It has also attracted over 50 City Leaders who are hosting regular events and online communities while marketing Entrepreneurs Institute products and courses in their cities.

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

We are in the process to spin-off Entrepreneur resorts and focus on our core business, education.

Education Angels

Prior to the completion of the acquisition, Education Angels’ revenues had been limited to delivering its home childcare and education program in New Zealand. We are now integrating Education Angels’ parenting courses, educator certification on GeniusU. This will enable us to provide to our global community of students and partners an education offering for parents of children up to 5 years old, while linking our conversion model to Education Angel’s products.

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

E-Square Education

Prior to the completion of the acquisition, E-Square Education’s revenues had been limited to delivering its primary school, secondary school and vocational college offerings in South Africa. Following the acquisition of E-Square Education, we plan to integrate E-Square Education’s individual courses, Microsoft certifications and full year-by-year primary and secondary school curriculum on GeniusU. This will enable us to provide to our global community of students and partners an education offering for parents of children up to high school diploma and vocational certification level, while linking our conversion model to E-Square Education’s courses.

We believe this integration of online versions of E-Square’s courses and teaching methodology with GeniusU’s student and partner conversion model will result in the following benefits:

➢	After the integration is successful, E-Square’s most popular courses with our Genius School curriculum on GeniusU, we will grow the global intake of parents and students our free education products and courses suited for primary school and secondary school.
➢	By extending our Genius School online certifications on GeniusU for Genius Guides and Genius Educators to include facilitating and teaching E-Square courses, including Microsoft certifications, we will attract partners and faculty around the world who will be able to deliver this expanded offering via GeniusU. This can further be extended into a teacher pathway leading to teacher certification and up to a master’s degree in education at the University of Antelope Valley.
➢

With the integration of E-Square’s teaching methodology, where students meet in person or virtually and track all their learning on their mobile phones while being supervised by a group of faculty members, into our GeniusU platform. This will enable us to provide our faculty with the option of teaching courses to students at all ages either online, via virtual live microschools, or in person with a small group, or at one of our campus venues with a large group. This flexibility in delivery for both faculty and students is an important part of our vision for our Genius curriculum.

University of Antelope Valley

Prior to the completion of the acquisition, UAV’s revenues had been limited to delivering its certifications and degree programs to the students who physically enroll at their location in Lancaster, California. Following the acquisition of UAV, we are integrating UAV’s various certification and degree programs on GeniusU. This will enable us to provide to our global community of students and partners an education offering at college and university level, while linking our conversion model to UAV’s courses.

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

Property Investors Network

Prior to the completion of the acquisition, PIN’s revenues had been limited to delivering its events and education programs to property investors in England. We are now integrating PIN’s event model and property investment education programs on GeniusU. PIN’s model and bottlenecks to growth are very similar to those faced by Entrepreneurs Institute prior to Genius Group’s acquisition. As the acquisition of PIN has been consummated, PIN’s growth is expected to grow in a similar way, with students being able to join from anywhere at any time, PIN courses will be digitized to be delivered part-recorded and part-facilitated, and faculty will be able to join and get certified to deliver the courses from anywhere around the world.

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

Revealed Films

Prior to the completion of the acquisition, RF’s revenues had been limited to producing documentaries and docuseries. We plan to integrate RF’s film format model as a medium on GeniusU. As the acquisition of RF has been completed, RF’s growth is expected from additional projects and developing new curriculum on GeniusU. RF’s courses will be digitized to be delivered part-recorded and part-facilitated, and faculty will be able to join and get certified to deliver the courses from anywhere around the world.

We believe this integration of RF’s viewers and community, events and courses with GeniusU’s student and partner conversion model will result in the following benefits:

➢	By launching the Investor Genius Test together with free courses, we will grow the global intake of students interested in additional courses, topics ranging from property investing to Education.
➢	RF already has a successful Studio model, films are digitized for online delivery.
➢	By integrating RF’s content, it can be distributed to other countries around the world via GeniusU, and providing certifications for students.

For further details on the different student courses our partnership certifications that we are running, please refer to the Curriculum section of this Annual Report.

Our Market

Overview

While historically the education and training market has been seen as separate markets, more recently they have been combined into one global education market. The entire pre-school, school, tertiary, adult education and corporate training market are one collective marketplace that is being disrupted by Edtech, new technologies, such as AI, and advances in the science and psychology of learning.

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

This goes beyond the traditional corporate training market towards partnerships with the education sector for employees to receive courses, mentoring, certifications and degrees that are delivered online and during office hours. In 2021 and 2022, companies including Go1, eLearning Brothers and Degreed all experienced significant growth in this market.

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

This second trend, like the first, represents a major growth in adult education. It is through these first two trends that Genius Group has achieved the growth rate that it has as the first phase of our growth strategy. However, we have taken a blended approach to Edtech to earn a larger part of the education market than pure Edtech companies can. According to Holon IQ, Edtech is growing at 16.3% annually and will grow 2.5x from 2019 to 2025, reaching $404 billion in total global expenditure. Impressive as the growth is, Edtech and digital expenditure will still only make up 5.2% of the $7.3 trillion global education market in 2025.

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

Microschools, Learning Pods and Blended Learning Models

Microschools, learning pods and blended learning are the three buzz phrases that are growing virally in 2021 and 2022. Microschools are schools that are based around a teacher instead of a location or classroom, where each microschool may have only five or ten students. Learning pods are home-based groups of students who are following a particular class or curriculum online while gathering together for social learning. Blended learning is the combination of both online and offline learning to get the best of both worlds.

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

Our Curriculum

We believe that we are offering a unique entrepreneur education curriculum that solves a global need. We own what we believe is one of the world’s most widely used range of entrepreneur assessment tools including Wealth Dynamics, Talent Dynamics, the Impact Test, the Genius Test, the Passion Test and the Purpose Test based on the number of tests taken. These have been taken by over one million entrepreneurs globally, and they enable us to provide personalized education pathways tailored to each individual student.

The combined products of our nine companies deliver a full lifelong learning curriculum that we are developing into a full global curriculum.

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

We believe that our 2,500+ faculty are leading entrepreneur teachers, trainers and mentors around the world with their own schools and training organizations established often before joining our faculty. Our 14,700+ partners are strong advocates for our courses and programs, ensuring a broad base of growth opportunities. As hundreds of investors who have funded our growth to date, many of our faculty and partners began as students before becoming our supporters. We believe that this breadth and depth of leadership gives us an ongoing leadership position in our field.

Our Niche

Our niche focus on entrepreneur education has enabled us to build what we believe to be a strong position within the global market, based on the 3.1 million students that our Pre-IPO Group has attracted as at December 31, 2022. The challenge for many education and Edtech companies is that they need to overcome the regulatory hurdles of their country’s education system or the operational hurdles of needing to build partnerships or clients one-by-one. By beginning in the entrepreneur education niche, we have attracted decision makers virally who are willing to invest in their own education and based on the Return on Investment (ROI) they receive from our courses and training, they return for more and refer us to others, building both lifetime value and vitality.

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

Our Community

The result of our growth to date has been a global community in which each microschool is attended by students from an average of 20 to 30 different countries. The scale and diversity of our student population, which has grown to 3.1 million students, is one of our greatest strengths. The success stories that come from our community is as much from the connections that are made and opportunities shared as from the courses and learning.

We have seen companies grow from startup to multi-million-dollar successes. Examples include companies such as Wealth Migrate, CrowdProperty, WebinarVet and Bank to the Future, all of which were birthed at Genius Group courses and accelerators. Three of the companies that we have acquired, Education Angels, E-Square and Property Investors Network, all experienced significant growth as a result of our courses. We have seen children go into partnership with their parents on businesses and investments. We have seen couples form and get married. While the traditional education system sees bonds break when students graduate, Genius Group has no alumni, as our students remain students for life and with that longevity comes a level of loyalty that we experience daily.

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

Acquisition Strategy

In 2023-24, we will be looking to engage with fewer acquisitions on a larger scale ($50M-$100M), that either bring complementary product to our GU platform, or technology solutions (Augmented Reality/Virtual Reality) to be incorporated with our product offering, or core expertise related to our core competency digital marketing and community build up.

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

For details of the course certifications and accreditations that our Acquisitions currently hold, please refer to the “Further Company Information” section below.

We believe that we have a strong acquisition and integration team to ensure that each acquisition is able to align rapidly with the culture and leadership systems of the Group. The number of entrepreneurs and companies that we have in our community also gives us a strong deal flow and talent flow so that we do not have to cold call for the right opportunities for acquisitions.

Partnership Strategy

For our certified curriculum, we attract partners by making it profitable and simple for them to join Genius Group. GeniusU has a partner dashboard that enables each partner to track their revenues and we pay out weekly for all earnings through the platform. We categorize partners into marketing partners, who receive 10% to 20% of all course and product fees on GeniusU for marketing the courses, faculty members, who earn 30% to 50% for delivering the courses, and program providers who earn a 10% license fee for their content, marketed and taught by others.

We host certification courses on GeniusU, which enables partners to get trained and certified as marketing partners, faculty members or program providers, and our partners create their own certification programs on GeniusU to grow their own faculty and partner community globally.

With the exception of Property Investors Network, which has attracted City Hosts to manage local events in a similar way to GeniusU, the other companies in the Group including the Acquisitions do not currently have a systemized plan to attract faculty partners or community partners, and the partners they do have are largely accrediting bodies and government institutions. These have been covered elsewhere in this Annual Report. Our plan is to introduce our partner certification process and conversion model to each of the five Acquisitions, as covered above in the ‘Our Genius Curriculum’, ‘Our Conversion Model’ and ‘Our Four-Step Growth Model’ sections of this Annual Report.

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

Our Global Team

As of December 31, 2022, the Genius Group team includes over 573 full-time staff and 14,700+ partners with teams, locations and offices divided across three geographic regions: NASA, EMEA and APAC. Our teams operate from over 40 cities in U.S., South America, Europe, Africa, Asia, New Zealand and Australia.

Our Competition

We see ourselves as an entrepreneur Edtech and education company. Edtech companies are companies that combine education and technology together to enhance the process of teaching, learning or both. They typically have the ability to rapidly scale and grow as a technology company. We define entrepreneur Edtech, as an Edtech company focusing specifically on an entrepreneur curriculum. We define an entrepreneur curriculum as a course of study that teaches an individual to ‘create a job’ by connecting and delivering value to others in a role aligned to their passions and purpose (either as an employee, contractor, freelancer or business owner) rather than teaching them how to ‘get a job’ by searching for job positions in the employment market.

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

We believe that our student base of 3.11 million students at the end of 2022, which grew by approximately 445,000 new students in 2022, makes us a “world leading entrepreneur Edtech and education group” in comparison to these organization based on student numbers. While we believe that there are no global companies directly competing with us to develop a uniquely entrepreneurial curriculum, there are comparable companies building an Edtech platform to provide alternatives or complements to the traditional education system, and also comparable education companies that are growing via acquisition. Such competition includes:

BYJU: Currently one of the highest-valued Edtech companies, Byju was valued at $22 billion in March 2022. BYJU is an India-based education company with a similar freemium model as GeniusU, but with a focus on mathematics and science for primary and secondary school students. As of April 2023, the company disclosed that it had over 150 million users. It has a similar growth model, making acquisitions and integrating new acquisitions on its platform.

Coursera: The leading Edtech company in the U.S, Coursera is an online program manager for a range of universities, enabling students to take university courses online. The platform has approximately 5,500 courses and over 118 million learners. It listed on the New York Stock Exchange in March 2021 and had a market capitalization of approximately $1.63 billion, as at April 12, 2023. Unlike GeniusU or BYJU it does not create or deliver its own curriculum.

Udemy: A U.S.-based Edtech company with approximately 59 million students, Udemy has grown via its approximate 70,000 instructors who provide courses and certifications to their students. The platform has a total of approximately 200,000 courses. However, it focuses on adult learning and does not provide an alternative to the current schooling system, or a global community for students to connect and collaborate. It listed on NASDAQ in October 2021 and has a current market capitalization of approximately $1.29 billion, as at April 12, 2023.

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

Guild Education: Another billion-dollar Edtech startup, valued at over $4.4 billion in June 2022, Guild Education provides courses and degrees funded by companies for its employees. Together with similar Edtech companies like BetterUp and Degreed, it is focused on up-skilling employees who are already in a job, with its education and mentoring funded by its employer as an additional benefit.

China East Education: China East Education is the first of a series of recent China-based listed companies which are focused on vocational education, which has also included China Education Group, New Oriental Education and China Online Education Group. China East Education’s initial public offering in 2019 raised $625 million and was the largest in the world, underlining the current growth in vocational education. It has a valuation of approximately $8.2 billion as of April 12, 2023.

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

Digital Credit System

GeniusU also has its own digital credit system: GEMs operate as an education credits and reward system on the platform. GEMs are earned in the same way as credits are earned towards High School diplomas and University degrees. They operate like a loyalty program where GEMs earned can be used to purchase additional courses, mentoring or resources on GeniusU, or used to retake courses.

Artificial Intelligence

GeniusU currently has a virtual assistant, Genie, to recommend the best courses, connections and actions for each student. We have released our next iteration of Genie with Chat GPT4, an AI-driven virtual guide that each student can personalize and grow to become their learning assistant for life. The first stage of this is completed with the development of Genie as a chatbot, and in 2023 are investing in the underlying data intelligence and AI platform of GeniusU in collaboration with Open.AI to develop Genie into a personalized Intelligent Virtual Assistant (IVA) with conversational AI, providing each student and partner with personalized advice and feedback based on their talents, passions, purpose and goals. We are using GPT-4 as our AI engine to build the intelligence of our Genie AI, and plan to integrate with EinsteinGPT developed by our CRM provider, Salesforce, to segment, target and predict the next steps of our students.

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

We believe the three-dimensional virtual world of the Metaverse will replace the two-dimensional environment of the Internet in popularity, and we are planning to migrate our community into virtual learning environments as they evolve. We are planning to use the Unity Engine to develop GeniusU into a virtual world. The Unity Engine is the leading virtual world engine for mobile apps, and is the engine used by PokemonGo for their popular augmented reality game and by Meta in the development of their virtual reality platform.

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

Community

Our community on GeniusU Platform includes over 3.11 million students across 20,345 cities and 191 countries, meeting online and in over 500 events, with over 8,500 new students joining every week. Our faculty consists of over 2,500 mentors and certified trainers delivering online and in person education as part of a multi-year curriculum to build entrepreneurial expertise. These include world famous entrepreneurs and New York Times bestselling thought leaders.

Our community is an important part of our company, as students return at each stage of their entrepreneurial journey to make new connections and pursue new opportunities as well as to learn new things. As the value of their experience increases as they bring their teams and partners with them, there is a high level of referral and word-of-mouth.

We have regional leaders that provide local mentoring and community connection in their countries and cities, using our GeniusU platform in their local area. We divide our global activity into three regions, each spanning eight time zones and collectively covering all twenty-four time zones. This means our curriculum is open 24/7, and at any time of day there are students learning on GeniusU.

The three regions are: APAC (Asia Pacific, North Asia and Australia); EMEA (Europe, Middle East and Africa); and NASA (North America and South America). Our community is fairly evenly divided between these three regions. We track the location of approximately 75% of our students and mentors, and they are spread across the three regions for the period ending December 31, 2022 as follows:

	Students	Paying Students
APAC	733,886	12,564
EMEA	677,468	12,974
NASA	452,661	11,387
Not Tracked	1,244,020	6,213
Total	3,108,035	43,136

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

Digital Marketing

We believe that we have strong digital marketing expertise, which enables us to take the courses of our partners and acquisition companies, turn them into digital courses, and scale their reach to students around the world. We track students in four categories:

1.	Our followers are potential students who are paying us attention by following our free content on social media and by visiting our free course pages and videos. We track our followers via cookies and retarget them with relevant content until they become members.
2.	Our members are free students who are paying us time by registering on GeniusU for a free account and accessing our curriculum, community and free learning tools. We personalize content and engage with our members until they become prospects.
3.	Our prospects are potential paying students who have experienced our free courses and are visiting a course enrollment page or booking a free discovery call with our faculty with a view to enrolling in a paid course. We invest additional time and attention to prospects until they become paying students.
4.	Our paying students who are paying us money.

We believe that this digital marketing approach gives us scalable unit metrics with an average cost of acquisition per new student of $1 and a revenue per new student of $15. Our average cost of acquisition per paying customer is $254 and our average revenue per paying customer is $1,002, giving us a 4x return on marketing spend.

Affiliate Marketing

We have a strong community of partners and faculty who promote our courses and programs, and earn affiliate marketing fees for new enrollments and upgrades. We have over 14,700+ partners as of the date of this Annual Report who earn commissions via GeniusU. Our commissions are paid for different components of the student journey, with up to 20% paid for marketing referrals, 10% paid for the enrollment process, 30% paid for delivery and 10% paid for content.

As a result, partners can choose one or more parts of the process to be rewarded for, from the marketing, to the sale, to the training, to their content. This leads to teams in which everyone contributes in the area where they are strongest. This also enables educators who have strong content to connect with partners with strong communities such that both sides benefit financially.

Referral Marketing

While many education and Edtech companies rely on their marketing and enrollment teams to attract new students, we have the added benefit of viral products to deliver referrals and word-of-mouth. Our free assessments such as the Genius Test, Passion Test and Purpose Test attract over 8,500 new students weekly who take the tests to discover more about themselves, and then they encourage their teams and peers to take the tests and connect on GeniusU, where they then find personalized paths for their learning.

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

Customer Service

We believe that modern education has operated largely as a basic service, largely regulated by governments and delivered at low cost and low service levels, while being high-priced and compulsory. We see the opportunity for disruption in transforming education into a model more aligned to the hospitality industry, with high levels of customer service and satisfaction.

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

Employees

As at December 31, 2022 we have 573 employees and contractors, with 18 in Genius Group Ltd, 59 in GeniusU Ltd, 214 within Entrepreneur Resorts Ltd, 165 in University of Antelope Valley, 26 in Property Investors Network, 35 in E-Squared Education, 20 in Education Angels and 36 in Revealed Films. We operate as one global team with regional leadership, and we established a remote working culture prior to the COVID-19 crisis, which put us in a strong position to manage through the crisis without any major change to our management process.

By illustration, our main leadership team works from Singapore, Australia, New Zealand, Indonesia, South Africa, England, Portugal, Poland and the United States. Our accounts team operates from Australia and our development team works from India, Ukraine and Poland. Our campus teams are based in Indonesia, Singapore and South Africa.

While we see our fully employed team continue to grow, when our 573 employees are put in context of our 14,700+ partners, we see our talent acquisition strategy to be equally focused between the growth and development of our full-time team and growth and development of our partners and faculty.

Legal Proceedings

From time to time we may be subject to litigation and arbitration claims incidental to its business. Such claims may not be covered by our insurance coverage, and even if they are, if claims against our business are successful, they may exceed the limits of applicable insurance coverage.

Further Company Information

The information in this business section has been written to include details on each of the Pre-IPO Group companies and Acquisition companies in the context of our Group structure and growth strategy as a whole. This section provides further material or relevant details on each company specific to each company.

Genius Group Ltd

Genius Group Ltd refers specifically to the holding company, Genius Group Limited, the Singapore public limited company which owns the other companies in the Group. Prior to a corporate name change in July 2019, it was known as GeniusU Pte Ltd.

Genius Group Ltd is the holding company that is dual listed on NYSE American and Upstream. It is currently a Singapore public limited company that, following the various completed acquisitions and completed funding rounds.

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

Genius Group Ltd.’s revenues are derived from management fees it receives from each Group company. These range from 2.5% to 5.0% of revenues. These revenues have been eliminated in our audited accounts of the Pre-IPO Group. In the fiscal year ended December 31, 2021, Pre-IPO Group revenues were $8.3 million. In the fiscal year ended December 31, 2022, the audited financial revenue was 18.2 million and the pro forma revenue was $28.1 million.

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

GeniusU Ltd is 96.55% owned by Genius Group Ltd. It operates as the Edtech company within Genius Group, providing the technology that enables us to grow our acquisitions as Edtech companies with its Edtech platform, AI digital assistant, personalized learning and global community.

The company manages all design, development, data, content, community and commerce related to our Edtech platform. This is what we believe gives Genius Group its competitive edge, as each student and faculty member is able to use the tools on GeniusU to design their own personalized path and access the courses and content of all our acquisition companies from anywhere in the world.

It also has its head office in Singapore, at the same location as Genius Group Ltd. The company has 59 staff, consisting of teams in management, marketing, sales, product, engineering, community, partnerships and operations. This team operates virtually and while team members are in countries around the world, they are based primarily in Singapore, Australia, South Africa, India, Ukraine, U.K and U.S.A.

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

GeniusU’s Ltd.’s revenues are combined in the Pre-IPO Group revenues. These revenues make up 99% of the education revenue segment and 100% of the digital education revenue segment of the Pre-IPO Group in 2021. In 2021, the Pre-IPO Group’s education revenue segment was $5.2 million. In 2022, the GeniusU’s revenue was $4.9 million, this accounted for 17% of the pro forma revenue for the Group

As with the other companies in the Group, GeniusU Ltd can raise capital directly to help fund the development of the platform. In the fiscal year ended December 31, 2022, GeniusU Ltd raised a total of $2.7 million through an issue of ordinary shares. These were raised directly from our investor community at a final share price that valued GeniusU Ltd at $250 million.

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

The company currently owns and operates venues in three countries: Singapore, with 43 staff; Indonesia, with 81 staff; and South Africa, with 90 staff. In Singapore, it owns Genius Central, an entrepreneur co- working hub, bar, restaurant and event space. In Bali, Indonesia, it owns Vision Villa Retreat and Genius Café, an entrepreneur beach club. In South Africa, it owns Tau Game Lodge and Matla Lodge, both safari lodges on the Madikwe Game Reserve. Each venue operates as a local campus for events and courses that take place on GeniusU. When GeniusU hosts global summits, accelerator programs and microschools live, they are also attended by groups at our campus venues, who then spend extra on food and beverage, accommodation and additional courses.

In the fiscal year ended December 31, 2021, revenues were $3.1 million. This accounted for 37% of the revenue for the Group. In the fiscal year ended December 31, 2022, the revenue were $4.7 million which accounts for 17% of the pro forma group revenue.

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

Our Genius Resort Model: Our Genius Resort model is based on our three resort locations. Vision Villa Resort in Bali, based in Gianyar on the East Coast of Bali next to the Bali Safari Park, has 17 guest rooms, a conference center, spa and a Genius Café on site. Tau Game Lodge, in Madikwe Game Reserve in South Africa, has 30 guest rooms, a conference center, spa and daily safari drives. Matla Game Lodge, adjacent to Tau, is a Private Members’ lodge with 7 guest rooms and is managed by the same team that manages Tau. These venues have been hosting to GeniusU events and retreats, and our post-pandemic plan is to build a calendar of workshops and retreats that enable our students to attend our education programs in our resort locations.

During 2020, the Café model operated at 20% capacity with 37,185 orders and $342,238 revenue. The Central Model operated at 24% capacity with 36,182 orders and $500,629 revenue. The resort model operated at 26% capacity with 8,538 room nights and $1,172,699 revenue. In total, the locations operated at 24% capacity as a result of COVID-19.

In the meantime, we have utilized the additional time we have had during 2020 to develop our license model to attract venue partners to launch additional venues. We have created three models based on our café model, central model and resort model. In each model, venue partners pay $32,000 for initial training and consulting, in which we support the setup of the campus venue with setup support, brand guidelines, interior design review, construction support and pre-opening inspection. The venue partner then pays 4% of net sales on an ongoing basis as a royalty fee, and 4% of net sales on an ongoing basis for marketing and use of the GeniusU platform to manage their community and operations.

Since launching the license model in 2021, we have attracted venue partners in Australia, Japan, England, Greece and South Africa. Our plan is to continue to grow Entrepreneur Resorts via our license model, in order to provide a campus venue model for our community partners who seek a GeniusU campus in their city or location.

During 2023 we plan to spin-off entrepreneur resorts and focus on our core business – education.

Education Angels

Education Angels is one of the five Acquisitions. The company is a New Zealand-based home childcare and education company. Genius Group Ltd entered into an agreement to purchase Education Angels in November 2020 and completed the acquisition in April, 2022 for a purchase price of $1.9 million. The company has a model to train childcare professionals as educators for children from 0-5 years old, developing 21st century play and discovery skills as the first step in the Genius School curriculum. We plan to expand this model globally via our Edtech platform, with home educators certified on GeniusU.

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

In 2020 the company had 630 home educated students and revenue was $1.1 million. In the fiscal year ended December 31, 2021, revenues were $0.9 million. In the fiscal year ended December 31, 2022, revenue were $0.9 million. This accounted for 3% of the pro forma revenue for the Group.

Education Angels has its head office in Wellington, New Zealand. The company has 20 staff and educators based throughout New Zealand. For details of the current and future product range of Education Angels, please see the “Our Genius Curriculum” section above. For details of our growth plans for Education Angels, please see the “Our Four-Step Growth Plan” above.

E-Square

E-Square is one of the five Acquisitions. E-Square is an entrepreneur education campus in South Africa, providing a full range of programs from pre-primary through primary school, secondary school and vocational college. Genius Group Ltd entered into an agreement to purchase E-Square in November 2020 and completed the acquisition in May, 2022 for a purchase price of $3.8 million.

In 2020 E-Square had 546 students and revenues of $0.8 million. In the fiscal year ended December 31, 2021, revenues were $0.7 million. In the fiscal year ended December 31, 2022, revenues were $0.6 million. This accounted for 2% of the pro forma revenue for the Group.

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

E-Square has its campus in Nelson Mandela Bay Square, Port Elizabeth, South Africa. The school has 35 staff and in 2020 the school had 169 primary school students, 209 secondary school students, 90 matric school students and 78 students in vocational training.

We plan to integrate E-Square’s offering globally through courses, camps and delivery of a full primary school and high school curriculum, and our goal is to integrate E-Square’s innovative approach and courses with GeniusU’s Edtech platform and curriculum in order to be accessible to our global community. We are also expanding our faculty, partnerships and campuses so that primary and high school students can receive their education and high school diploma online, via guided home schooling or via our campuses and partner schools. For details of the current and future product range of Education Angels, please see the “Our Genius Curriculum” section above. For details of our growth plans for Education Angels, please see the “Our Four-Step Growth Plan” above.

University of Antelope Valley

University of Antelope Valley (UAV) is one of the five Acquisitions. UAV is an accredited university based on a 10-acre campus in Lancaster, California. It offers career-focused on-campus and online programs at the master’s, bachelor’s and associate degree level, as well as certificate and continuing education programs in several high-demand sectors. In July 2022, Genius Group Ltd completed the acquisition of University of Antelope Valley for $14.5 million of purchase consideration, with a top up consideration paid based on the performance of UAV in 2022, 2023 and 2024.

In the fiscal year ended December 31, 2020, UAV had revenues of $10.1 million revenue. In the fiscal year ended December 31, 2021, revenues were $9.0 million. In the fiscal year ended December 31, 2022, revenues were $8.1 million. This accounted for 29% of the pro forma revenue for the Group. Of the student intake over the last three years, 50% were between 18 and 24 years old, 28% were between 25 and 30 years old, 14% were between 31 and 39 years old, and 8% were over 40 years old.

UAV has its campus in Lancaster, California, USA. The campus includes lecture rooms, labs, student accommodation, a student center, restaurant, bar, indoor multi-purpose sports complex and administration offices. The university has 165 staff and in 2020 had 3,100 students attending career-focused programs at the master’s, bachelor’s, and associate Degree-level, as well as Certificate Programs and Continuing Education Courses in the sectors of psychology, business management, hospitality management, education, criminal justice, and sports management, healthcare management, EMS, nursing, electrical engineering, and career training in culinary arts, emergency care technician, fire science, medical assistant, paramedic, pharmacy technician, vocational nursing.

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

Property Investors Network

Property Investors Network (PIN) is one of the five Acquisitions. PIN refers to Property Investors Network Ltd combined with its sister company Mastermind Principles Limited, a United Kingdom (“U.K.”) private limited company. PIN is a U.K.-based company that provides investment education through its fifty city chapters and monthly events in England, held both virtually and in-person. We believe that PIN is the largest property investor network in England based on student numbers, with almost 164,000 students, of which 76,700 are free students and 67,987 are paying students. On November 30, 2020, Genius Group Ltd signed a definitive agreement to acquire 100% of the voting equity interest of Property Investors Network Ltd and Mastermind Principles Limited for purchase consideration of $29.7 million and completed the acquisition in April, 2022.

PIN has a digital education and event model for investor education that Genius Group plans to expand globally via its Edtech platform.

In 2020 PIN had revenues of $4.6 million. In the fiscal year ended December 31, 2021, revenues were $5.1 million. In the fiscal year ended December 31, 2022, revenues were $3 million. This continued to account for 11% of the pro forma revenue for the Group.

PIN’s students join PIN online or via the fifty city chapters managed by PIN City Hosts. Each City Host is an active property investor and each monthly event is attended by property investors in the local area, where they learn from guest speakers and share opportunities.

PIN generates revenues from event and membership fees, and from members purchasing property, education courses and mentorship. These include two-day summits, six-week microcourses and twelve-month mentorships. During the pandemic all events and programs became completely virtual, and revenues saw an increase.

We are integrating to expand PIN’s city host model globally, to integrate it with GeniusU’s own City Leader model and to manage all PIN’s events and community on the GeniusU Edtech platform. We also are extending PIN’s courses and certification programs to grow its faculty globally, and to integrate its financial literacy, investment literacy and business communication courses in our high school and university programs. We see these skills as being important parts of our global curriculum. For details of the current and future product range of PIN, please see the “Our Genius Curriculum” section above. For details of our growth plans for PIN, please see the “Our Four-Step Growth Plan” above.

Revealed Films

Revealed Films is one of the five Acquisitions. The company is a Delaware based Film Production Company. Genius Group Ltd entered into an agreement to purchase Revealed Films on October 3, 2022 for a purchase price anticipated to be approximately $20.4 million with earnout and claw back payments in 2023, 2024 and 2025 that are contingent on meeting certain revenue and profitability criteria. The company is a film production company based in Utah that launches three to four docu-series per year covering topics such as wealth building, health and nutrition, medical issues, religion, and political matters. The acquisition will enable Genius Group to enhance and supplement its always-evolving curriculum with high-quality entrepreneurial education videos.

Revealed Films Inc. was founded in 2017 by award-winning filmmaker and television producer Jeff Hays and wellness and business expert Patrick Gentempo.

In 2022 the company had 36 staff working as an employee and contractor and the revenues were $5.9 million. This accounted for 21% of the pro forma revenue for the Group.

Revealed has its head office in Utah, United States. The company’s staff is based throughout the United States. For details of the current and future product range of Revealed Films please see the “Our Genius Curriculum” section above. For details of our growth plans for Revealed Films, please see the “Our Four-Step Growth Plan” above.

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

C. Organizational Structure

The nine companies within the Group are as follows:

Genius Group Ltd is the holding company that is dual listed on NYSE American and Upstream. It is currently a Singapore public limited company that following the various completed acquisitions and completed funding.

Genius Group Ltd operates as the owner of the group of companies, providing strategic management, accounting, legal and human resources services to the companies within the Group, in addition to managing investor relations. It derives revenues from management fees, and together with GeniusU Ltd, Entrepreneurs Institute and Entrepreneur Resorts makes up the Pre-IPO Group. In the fiscal year ended December 31, 2021, Pre-IPO Group revenues were $8.3 million. In the fiscal year ended December 31, 2022, the audited financial revenue were $18.2 million and the pro forma revenue of $28.1 million.

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

At the end of 2022, GeniusU had 3.11 million students of which 3.06 million were free students, 43,136 had upgraded to paying students and 13,005 had upgraded to become faculty or partners. Total students grew by 17% with 444,290 new students joining in at December 31, 2022, paying students grew by 15% and our faculty and partners grew by 27% as we released a range of new tools on GeniusU for teachers, trainers and mentors to create their own events, courses and products.

GeniusU generates revenue from education programs hosted on GeniusU by our partners together with revenue from education programs that form our entrepreneur curriculum. The six other companies in the Group benefit from GeniusU’s ability to integrate, digitize and distribute their education programs across different age groups, and the Group in turn benefits from increasing the lifetime value and spend of each student by providing a lifelong learning pathway.

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

Entrepreneur Resorts is a public listed company on the Main Board of the Merj Seychelles Stock Exchange (ticker: ERL) that we believe is the world’s leading group of resorts, retreats and co-working cafes for entrepreneurs and prior to acquisition operated as a sister company to Genius Group Ltd and Entrepreneurs Institute. The company owns entrepreneur resorts in Bali and South Africa which run entrepreneur retreats and workshops. It also owns Genius Café, an entrepreneur beach club in Bali, and Genius Central, an entrepreneur co-working hub in Singapore. It plans to expand with a license model to other locations around the world. We are in process to spin-off Entrepreneur resorts and focus on our core business, education.

Each Entrepreneur Resorts venue operates as a local campus for events and courses that take place on GeniusU. When GeniusU hosts global summits, accelerator programs and microschools live, they are also attended by groups at our Entrepreneur Resorts venues, who then spend extra on food and beverage, accommodation and additional courses. In 2020, despite COVID-19 restrictions in our countries of operation, the demand for connecting and learning in our community still resulted in $2 million in campus revenue, which was generated from food & beverage revenue and accommodation revenue. This was a drop from the $4.4 million in 2019. In the fiscal year ended December 31, 2021, revenues were $3.1 million. This accounted for 37% of the revenue for the Group. In the fiscal year ended December 31, 2022, the revenue were $4.7 million which accounts for 17% of the pro forma group revenue.

Genius Group Ltd entered into a further five acquisition agreements with five education companies that we plan to integrate with GeniusU and our Genius Curriculum. These form the Acquisitions detailed below:

Education Angels is a New Zealand-based home childcare and education company. Genius Group Ltd entered into an agreement to purchase Education Angels in November 2020 and completed the acquisition in April, 2022 for a purchase price of $1.9 million. The company has a model to train childcare professionals as educators for children from 0-5 years old, developing 21st century play and discovery skills as the first step in the Genius School curriculum. We completed the acquisition of Education Angels on April 30, 2022 and are expanding this model globally via our Edtech platform, with home educators certified on GeniusU.

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

In the fiscal year ended December 31, 2021, revenues were $0.9 million. In the fiscal year ended December 31, 2022, revenue were $0.9 million. This accounted for 3% of the pro forma revenue for the Group.

We are integrating to expand this model globally via our Edtech platform, with home educators certified on GeniusU and parents participating in courses on GeniusU to guide their child’s development in a more personalized way. This will take place as both a parent-funded model and a government funded model in the countries where government funding is available. We are also expanding Education Angels’ home-based education model to primary school age, in order to provide parents with the option of guided home schooling in our curriculum.

E-Square is an entrepreneur education campus in South Africa, providing a full range of programs from pre- primary through primary school, secondary school and vocational college. Genius Group Ltd entered into an agreement to purchase E-Square in November 2020 and completed the acquisition in May, 2022 for a purchase price of $3.8 million. E-Square’s training programs are government-funded, corporate- sponsored, and include a partnership with Microsoft Imagination Academy, providing technology skills to students. We plan to expand this model globally via our Edtech platform, faculty certifications and licenses to schools and vocational colleges.

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

In the fiscal year ended December 31, 2021, revenues were $0.7 million. In the fiscal year ended December 31, 2022, revenues were $0.6 million. This accounted for 2% of the pro forma revenue for the Group. We plan to integrate E-Square’s offering globally through courses, camps and delivery of a full primary school and high school curriculum, and our goal is to integrate E-Square’s innovative approach and courses with GeniusU’s Edtech platform and curriculum in order to be accessible to our global community. We are also planning expanding our faculty, partnerships and campuses so that primary and high school students can receive their education and high school diploma online, via guided home schooling or via our campuses and partner schools.

University of Antelope Valley (UAV) is an accredited university based on a 10-acre campus in Lancaster, California. It offers career-focused on-campus and online programs at the master’s, bachelor’s and associate degree level, as well as certificate and continuing education programs in several high-demand sectors. Genius Group Ltd entered into an agreement to purchase UAV in March 2021 and closed the acquisition in July, 2022 for purchase price of $14.5 million with an additional top up consideration paid based on the performance of UAV in 2022, 2023 and 2024.

The university is WASC accredited with Title IV approval from the US Department of Education, offering federally-backed student loans. It is also SEVP-certified, enabling the participation of foreign students. Originally established as a Medical College, the University currently has a focus on building vocational skills in the business, communications, legal and medical fields. Full details of UAV’s certifications and certifying bodies is provided in the “Our Accreditations” section below.

During the pandemic UAV pivoted from on-campus education to a fully online education model with a drop in revenues that is expected to be short-term. In the fiscal year ended December 31, 2021, revenues were $9.0 million. In the fiscal year ended December 31, 2022, revenues were $8.1 million. This accounted for 29% of the pro forma revenue for the Group. We are in the process of digitizing UAV’s certificate and degree programs on our GeniusU Edtech platform, and to enhance these programs with GeniusU’s entrepreneur curriculum and learning tools in order that our students globally can obtain a US accredited certificate or degree either virtually, through guided home study, via our global campuses or on campus in Lancaster, California.

Our plan is to also establish the campus of UAV in Lancaster to be the innovation lab for our global curriculum, in which we plan to attract faculty and corporate partnerships to develop relevant course content and curriculum that we can integrate, digitize and distribute globally via our GeniusU Edtech platform.

Property Investors Network is a U.K.-based company that provides investment education through its fifty city chapters and monthly events in England, held both virtually and in-person. We believe that PIN is the largest property investor network in England based on student numbers. Genius Group Ltd entered into an agreement to purchase PIN in November 2020 and completed the acquisition in April, 2022 for a purchase price of $29.7 million. We completed the acquisition of PIN, which has a digital education and event model for investor education that we are expanding globally via our Edtech platform.

PIN’s students join PIN online or via the fifty city chapters managed by PIN City Hosts. Each City Host is an active property investor and each monthly event is attended by property investors in the local area, where they learn from guest speakers and share opportunities.

PIN generates revenues from event and membership fees, and from members purchasing property, education courses and mentorship. These include two-day summits, six-week microcourses and twelve-month mentorships. During the pandemic all events and programs became completely virtual and revenues saw an increase.

In the fiscal year ended December 31, 2021, revenues were $5.1 million. In the fiscal year ended December 31, 2022, revenues were $3 million. This continued to account for 11% of the pro forma revenue for the Group. We are expanding PIN’s city host model globally, to integrate it with GeniusU’s own City Leader model and to manage all PIN’s events and community on the GeniusU Edtech platform. We also plan to extend PIN’s courses and certification programs to grow its faculty globally, and to integrate its financial literacy, investment literacy and business communication courses in our high school and university programs. We see these skills as being important parts of our global curriculum.

Revealed Films Inc is a Utah based media production company that specializes in multi-part documentaries. Such documentaries and docuseries span various topics. From educational investment and entrepreneurial best practices by leading experts to hard hitting societal topics.

In the fiscal year ended December 31, 2021, revenues were $20.4 million. In the fiscal year ended December 31, 2022, revenues were $5.9 million. This accounted for 21% of the pro forma revenue for the Group. We plan to expand RF’s project production schedule, and developing curriculum to offer it on the GeniusU Edtech platform. We also plan to build key courses and certification programs to grow its speaker base globally.

The Company’s principal subsidiaries as at December 31, 2022 are as follows:

Name	Principal activities	Proportion of voting rights and shares held (directly or indirectly)	Country of Incorporation
GeniusU Ltd	Operating company including tech development platform	97%	Singapore
Wealth Dynamics Pte Ltd trading as Entrepreneurs Institute	IP holding company	100%	Singapore
Entrepreneur Resorts Ltd	Holding company – listed on Merj Exchange	95%	Seychelles
Entrepreneur Resorts Pte Ltd	Management company	95%	Singapore
Genius Central Singapore Pte Ltd	Hospitality operation	95%	Singapore
PT. Bali XL Vision Villa	Resort operation	95%	Indonesia
Tau Game Lodge (Pty) Ltd	Resort operation	95%	South Africa
Matla Game Lodge (Pty) Ltd	Resort operation	95%	South Africa
Education Angels In Home Childcare Limited	Early childhood education	100%	New Zealand
E-Squared Education Enterprises (Pty) Ltd	Primary and secondary education	100%	South Africa
University of Antelope Valley Inc.	Tertiary education	100%	USA
Property Investors Network Ltd	Investment education	100%	UK
Mastermind Principles Ltd	Investment education	100%	UK
Revealed Films Inc	Film Production	100%	USA

D. Property, plants and equipment.

Facilities

Genius Group’s principal operational offices are located in Singapore under a lease for 7,469 square feet of office space with an annual rental cost of $0.45 million renewed September 2022 for a further three years. The Group has a remote working structure for most of our team globally.

GeniusU has its principal offices located in Singapore at the principal offices of Genius Group.

The Entrepreneur Resorts group has physical locations of operation as follows.

●	Singapore - Genius Central venue with a restaurant and meeting space.

●	South Africa - two resort lodges in Madikwe Game Reserve, with leased management offices in Pretoria.

●	Australia – administration and finance services for the group operate from serviced offices in Perth.

Our Acquisitions have physical locations of operation as follows.

●	Education Angels has a number of small education centers in New Zealand with its principal office in Wellington, New Zealand.

●	E-Square principal offices and university campus are in Port Elizabeth, South Africa under a lease on a rolling monthly basis.

●	UAV’s principal offices and university campus are in Lancaster, California. Genius Group has a right of first refusal and option to acquire the property, which expires two years after closing of the acquisition of UAV.

●	Property Investors Network has its principal offices in Birmingham, UK.

●	Revealed Films has its principal offices in Utah, USA.

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

In this section “we,” “us” and “our” refer to Genius Group Limited. You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with the IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles, or GAAP. This discussion and other parts of this Annual Report contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this Annual Report titled “Item 3.D. Risk Factors.” References to the number of shares or options issued by Genius Group Limited in this section shall be to the number of shares or options issued at December 31, 2022.

Please refer to the glossary of terms provided at the beginning of this Annual Report for aid in understanding the entities, acquisitions, products, services and certain other concepts referred to in the management’s discussion and analysis presented herein.

A. Operating Results

Overview

We believe that we are a world leading entrepreneur Edtech and education group. Our mission is to disrupt the current education model with a student-centered, lifelong learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market.

To help achieve our mission, we have completed an IPO on NYSE American, on April 14, 2022 and then dual listed the company on Upstream on April 6, 2023. We have also raised follow on Convertible Note in September 2022. We grew from a Pre-IPO Group of four companies to a post IPO Group of nine companies, once the five Acquisitions closed.

Our Pre-IPO Group includes our holding company, Genius Group Ltd, our Edtech platform, GeniusU Ltd, and two companies that were acquired: Entrepreneurs Institute in 2019 and Entrepreneur Resorts in 2020.

The entrepreneur education system of our Pre-IPO Group has been delivered virtually and in-person, in multiple languages, locally and globally mainly via our GeniusU Edtech platform to adults seeking to grow their entrepreneur and leadership skills. Our partners and community are global with an average of 8,500 new students joining our GeniusU platform each week in 2022. Our City Leaders have been conducting our events (physically or virtually) in over 100 cities and over 2,500+ faculty members have been operating their microschools using our online tools.

We are now expanding our education system to age groups beyond our adult audience, to children and young adults. The five Acquisitions are our first step towards this. They include: Education Angels, which provides early learning in New Zealand for children from early stage 5 years old; E-Square, which provides primary and secondary school education in South Africa; University of Antelope Valley, which provides vocational certifications and university degrees in California, USA; Property Investors Network, which provides property investment courses and events in England, UK; and Revealed Films, a media production company that specializes in multi-part documentaries.

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

To provide an accurate discussion and analysis of financial condition and results of operation, the financial reports provided and discussed below are grouped in the following sections:

Financials for the Pre-IPO Group including acquisitions from the acquisition date: Audited financials provided for the financial years ended December 31, 2021 and 2022, including the acquisitions company from the date of acquisition.

Pro forma financials for Genius Group (The full Group including the Pre-IPO Group and the Acquisitions): Unaudited pro forma financials provided for the financial years ended December 31, 2022 for the full Group, including all the Acquisition companies, as if they were operating as one during these periods.

The Impact of the COVID-19 Pandemic on Operations

Our financial results should also be read in light of the impact of the COVID-19 pandemic which had its impact mainly in 2020 and 2021. In 2021 the pandemic disrupted the global economy. This negatively impacted large populations including people and businesses that may be directly or indirectly involved with the operation of our Company, products, and services.

Our response to these challenges was to cut costs, obtain landlord support where relevant and redeploy staff members where possible. At some properties, closure created opportunities for maintenance and renovation activities, as well as staff training. This enabled us to reopen efficiently when allowed. During 2021 all of our campus venues in Entrepreneur Resorts began to reopen in line with easing of pandemic restrictions and revenue increased to $4.6 million in 2022 from $3.1 million in 2021.

While campus revenue was negatively impacted in the Pre-IPO Group, online revenue has been positively impacted. Education revenue grew by 160% from $5.2 million in 2021 to $13.5 million in 2022 as more people worked from home or in a hybrid office model. This has been due to the continued growth of the courses and students on GeniusU, together with the growth in faculty and partners who have chosen GeniusU as the platform where they are marketing and delivering courses. At the end of 2022 the Pre-IPO Group had 13,005 partners compared to 10,217 at the end of 2021.

The five Acquisitions were also impacted by COVID-19.

The University of Antelope Valley was directly impacted by the coronavirus outbreak (COVID- 19). In March 2020, UAV received approval for total of $1,613,796 grants through the Higher Education Emergency Relief Fund (HEERF) under the Cares Act. In May 2020, UAV received approval for a $1,136,120 note payable through the Paycheck Protection Program (PPP) under the Cares Act. This note was forgiven in November 2020, and the forgiveness was recorded as other income in 2021. The UAV campus closed from March 2020 to September 2021; all UAV revenue became digital education revenue and all faculty and students proceeded with their courses online. The result of this is that the UAV faculty and staff have experienced the effectiveness that online delivery can have, and we believe this will support our post-acquisition integration and expansion plan, as we create and deliver UAV’s first online certification and degree programs on GeniusU.

Property Investors Network was impacted by the COVID-19 outbreak as the business model had previously been designed to operate investor education events in-person at venues. However, the company adapted and took the opportunity to transform the model to a digital online operation. Programs such as PIN meetings, events, workshops and accelerators were switched to an online format which resulted in increased revenue and margins for the company in the first half of 2021Our post- acquisition plan is to continue to expand on this digital revenue model supplemented by in-person local meetings connected to course content and connections on our GeniusU Edtech platform.

In 2020 E-Square ceased all in-person classes in South Africa for its students in response to COVID-19. However, as all course work at E-Square is already conducted online using the student’s smart phones, the move to fully online courses took place without any loss of students or revenues. Based on our post- IPO plans, we believe E-Square will benefit from the anticipated shift towards increased online education. Similar to UAV, E-Square reopened its campus in Port Elizabeth, South Africa in September 2021 and has moved its digital revenue back to in-person revenue. Also similar to UAV, the school’s experience with digital delivery has prepared the staff and faculty for our post- acquisition integration and expansion plan in which we plan to expand E-Square’s most popular courses online.

Education Angels, a New Zealand based home childcare and education company, was able to maintain its model of delivering its education digitally to its in-home educators throughout COVID-19 restrictions and this model continues as restrictions in New Zealand are lifted.

We believe that the positive impact that the COVID-19 pandemic has had on the shift towards online education is reflected in the two companies in the group that are currently focused on using our Edtech platform and delivering online courses.

We expect this trend towards online education to be a long-term shift, and based on our post-IPO plans for each of the Acquisitions to digitize and distribute their courses online via GeniusU, we believe this will have a net positive impact. The pro forma digital revenue of the Group including the Acquisitions increased to $23.5 million in the fiscal year ended December 31, 2022, compared to $21.0 million in 2021. We anticipate that the percentage of education revenue generated by the Group will rise as the growth rate of the digital revenue segment generated by the Group continues to exceed the in-person education.

Key Factors Affecting Our Results of Operations

We believe there are several important factors that have impacted and that we expect will impact or will continue to impact our financial performance and results of operations, including:

☐	Growth in our student and partner numbers on GeniusU: We measure the number of students and partners that join our GeniusU platform and the ongoing growth in these numbers is critical to our financial success. We intend to continue to grow our student and partner numbers through a combination of our digital marketing activity, our global partnerships and our acquisitions. If our investment in these areas does not generate the expected revenue growth, then our operations and financial results could be adversely impacted.
☐	Development of technology on our GeniusU Edtech platform: We are investing in improving the functionality and user experience of our GeniusU Edtech platform. This includes investing in personalizing the experience for each student and partner with the use of A.I., and in utilizing the data that we collect on each student and partner to deliver this experience. We believe that successful execution of our technology strategy will lead to wide adoption of our Edtech platform. Any delays in commercialization of our technology or decreases in the expected market demand for our platform could adversely impact our operations and financial results.

☐	Global adoption of our Genius Curriculum: We intend to continue to expand the courses and products in our Genius Curriculum on a global basis. We intend to hire additional resources in sales, marketing and administration in order to develop the market for our Genius Curriculum, engage in sales activities and establish other commercial capabilities to serve the needs our students and partners. If our investment in our Genius Curriculum does not generate expected revenue growth, then our operations and financial results could be adversely impacted.
☐	Integration of our Acquisitions: The success of our Acquisitions is dependent on our ability to integrate each of them effectively into our group. We are focusing on the integration of common functions, including our management systems, data systems, financial reporting and digital marketing practices, as well as integrating content, technology and payment processes on our GeniusU Edtech platform. This may require increased investment to our normal operations, including the hiring of new personnel and increase in our system integration costs.
☐	Success in attracting further acquisitions: We intend for our future growth to be generated from a combination of our organic growth and growth through acquisitions. We intend to make further acquisitions that are complementary to our existing curriculum and technology and, where appropriate, to hire additional resources to support the growth and integration of these acquisitions. If we are not successful in attracting and integrating these future acquisitions, then our operations and financial results could be adversely impacted.

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

Key Business Metrics

Please refer to the tables under “Key Business Metrics” for data relating to the two segments of the Pre-IPO Group, and the Acquisitions, for the years ended December 31, 2021, and 2022.

These metrics have been used to measure and grow the Pre-IPO Group, with Education Segment metrics (related primarily to GeniusU Ltd, including Entrepreneurs Institute’s activity) and Campus Segment metrics (related to Entrepreneur Resorts). The same metrics used to measure the Group’s Education Segment will be used to measure the Acquisitions. The reason that we are choosing the same metrics is related to our plan to convert our Acquisitions into a similar “freemium” model by which we measure GeniusU, in which students and partners join the platform for free and then over time a percentage of them upgrade to paid courses, products and certifications. The Acquisitions have previously measured students and financial data without necessarily focusing on cost per student or revenue per student.

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

We believe that as we continue to focus on this approach, we will find effective ways to reduce the marketing cost per student, increase the conversion rate and increase the annual revenue per student and lifetime value per student. By applying this same conversion model to our Acquisitions after completion of the acquisitions, we also believe they will benefit from attracting increased student numbers and increased partners and faculty delivering their courses globally.

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

For further details on our conversion model for students and partners, refer to the “Our Conversion Model” section in this Annual Report. For further details on the courses we plan to introduce for each of the Acquisitions to introduce the “freemium” model, refer to the “Our Courses, Products and Services” section.

The Acquisitions have previously measured students and financial data without focusing on cost per student or revenue per student, however we have provided these measures together with all the following Key Business Metrics in the Key Business Metrics for the purpose of providing a company-by-company comparison, and our plan is to be measuring and improving these Key Business Metrics as we convert our Acquisitions into the “freemium” model.

The methods used for calculating the operating data presented are consistent and the same for all businesses in the Group including the Pre-IPO Companies and the Acquisitions.

Number of Students and Users

Number of Students and Users

Total
Year ended December 31, 2022	4,450,852
Year ended December 31, 2021	2,825,628

Number of Free Students and Users

Total
Year ended December 31, 2022	4,278,933
Year ended December 31, 2021	2,768,530

Number of Customers (Paying Students and Users)

Total
Year ended December 31, 2022	171,919
Year ended December 31, 2021	72,422

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

GeniusU Ltd grew total students by 48% in 2021 and a further 17% in 2022 to 3,108,035 total students, with paying students growing by 10% in 2021 and a further 15% in 2022 to 43,136 paying students. We have seen consistent growth in the number of students on GeniusU year-on-year within the range of 10% to 20% per year. This growth is primarily due to three factors: Organic growth through word-of mouth and referrals; partners and our acquisitions attracting new students; and direct growth from paid digital advertising. We have historically spent a low amount on advertising as we have relied on word-of-mouth referrals and partners. Our marketing spend has been at less than 10% of revenue for the Pre-IPO Group and less than 8% or pro forma revenue for the Group including Acquisitions.

PIN increased total students by 20% in 2021 and a further 5% in 2022 to 164,712 total students, with paying students growing by 26% in 2021 and a further 121% in 2022 to 67,987 paying students. PIN has also been following a steady growth, with a spike in 2020 during the pandemic as more individuals in the United Kingdom began seeking out financial education and investment education.

Following the completion of the acquisitions, in 2023, we will begin tracking the number of free students as we introduce free courses and our student conversion model to the three Pre-IPO Companies that have a more traditional education model. Currently these three companies rely on enrolment directly into a full-time paid service or course, and as a result they have much lower student numbers at present.

UAV had 489 students in 2022 compared to 525 in 2021. UAV doesn’t offer any free courses and all the students tracked are paying students. The decrease in 2022 is mainly due to the lower enrollment. RF added 1,176,820 new users and 59,722 customers to the group total in 2022. E-Square had 602 students in 2022 students and 391 of which are paid students compared to 450 total students and 435 paid students in 2021. Education Angels total students in 2022 194 compared to 183 students in 2021.

Overall, pro forma numbers for the Group including the Acquisitions reflect a 58% growth in total students and users in 2022 compared to 2021, with paying students growing by 137% in 2022 to 171,919 paying students. We believe these numbers represent a consistent organic growth with a relatively low marketing spend.

The Number of Partners is the total number of partners at the end of the year. For purposes of determining our Number of Partners, we treat each partner account who registers as a partner with an ability to earn on our platform as a partner. We believe that the Number of Partners is an important indicator of the growth of our business and future revenue trends.

GeniusU’s partners represent all our partners including our community partners and our faculty, whereas the partners in UAV and Education Angels represent the number of faculty members, and partners in PIN represent the city hosts. We plan to increase the number of partners in all group companies in 2023 and the integration of the companies with GeniusU and our Genius Curriculum.

The number of partners in GeniusU grew 26% in 2022. We expect a growth of 10% to 20% in partners each year. Tracking and managing our partner is a balance between growth and maintaining quality, as the quality of each partner’s courses and quality of training are important factors as they go through their certification process.

At the end of 2022, the Acquisition added 1,784 to the group total. UAV has 209 partners and faculty size, PIN has 133 active affiliates and partners, Education Angels works with 102 partners, ESQ has 49 partners and faculty and RF has 1,262 partners. On a Pro-forma basis

Overall, pro forma numbers for the Group including the Acquisitions reflect a 29% growth in total partners in 2022. We see this key measure as a measure of the scalability in the delivery of the Genius Curriculum, as each partner attracts their own students to GeniusU and as partners are joining from all parts of the world, we are able to overcome the two largest bottlenecks to the growth of most education companies: location and teachers.

Number of Partners

Number of Partners

Total
Year ended December 31, 2022	14,760
Year ended December 31, 2021	11,414

Operating Results

Results for the Year ended December 31, 2022 compared to the Year ended December 31, 2021

The below discussion and analysis are for the 2022 audited financials compared to the 2021 audited financials of the Pre-IPO Group (Genius Group Ltd, GeniusU Ltd, Entrepreneurs Institute, and Entrepreneur Resorts). For simplicity, any reference to the year 2022 is with reference to the 12 months financials as of and for the year ended December 31, 2022, and any reference to the year 2021 is with reference to the 12 months financials as of and for the year ended December 31, 2021.

Discussion and analysis are also included for the 2022 pro forma financials for Genius Group compared to 2021, including the consolidated audited financials for the Pre-IPO Group, and the financials of the Acquisitions.

For clarity, each section below has separate paragraphs with discussion and analysis for the Group audited financials, and discussion and analysis for the Genius Group unaudited pro forma financials (including the Acquisitions).

Revenue: The $28.1 million in pro forma total revenue was the combination of $9.5 million in revenue from the Pre-IPO Group, and $18.6 million in revenue from the Acquisitions. Acquisition revenue further breaks down to the following: University of Antelope Valley, $8.1 million in revenue (29% of total); Property Investors Network, $3.0 million in revenue (11% of total); Education Angels, $0.9 million in revenue (3% of total); E-Square, $0.6 million in revenue (2% of total) and Revealed Films, $5.9 million in revenue (21% of total).

Our two main revenue segments are Education Revenue and Campus Revenue. Education Revenue consists of Digital Education Revenue, where the courses are delivered virtually on GeniusU, and In-Person Education Revenue, where the courses are delivered to our students with the aid of our faculty in-person. Digital Education Revenue also includes Revealed Films docuseries sales and their third-party affiliate sales commissions. Campus Revenue consists of revenue we generate from our locations through accommodation, food and beverage charges.

Our audited Group revenues increased from $8.3 million in 2021 to $18.2 million in the fiscal year ended December 31, 2022. This was driven by an increase in Education Revenue of 161% from $5.2 million to $13.6 million and increase in campus revenue by 50% from $3.1 million in 2021 to $4.6 million in 2022.

The following table shows the breakdown of this revenue into segments for both Genius Group and the audited Group:

	Genius Group		Genius Group
	Pro forma		Audited Financials
	Year Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
	(USD 000’s)	(USD 000’s)	(USD 000’s)	(USD 000’s)
Digital Education Revenue	13,837	10,286	8,012	5,194
In-Person Education Revenue	9,654	10,699	5,544	0
Total Education Revenue	23,491	20,985	13,556	5,194
Campus Revenue	4,638	3,101	4,638	3,101
Total Revenue	28,129	24,086	18,194	8,295

Included in the pro-forma revenue for 2022, the acquisitions of UAV generated revenue of $8.1 million compared to $9.0 million for 2021. The reduction reflects the impact of the COVID-19 pandemic on on-campus learning, and the delayed effect of transitioning to online learning. The campus returned to full operations since September 2021, however, the student enrollment remained affected due to travel restrictions and global market conditions. PIN’s revenue was $3.0 million compared to $5.1 million in 2021. PIN was not able to re-commence operating successful physical events which resulted in decreased revenue. Education Angels revenue was $0.9 million for both 2022 and 2021, E-Square revenue was $0.6 million compared to $0.7 million for 2021 and Revealed Films reported revenue of $5.9 million in 2022 compared to $13.4 million in 2021. The RF revenue decrease was related to lower films released and lower third-party affiliate sales in 2022.

Cost of Revenue: The Group’s cost of revenue was $9.6 million in 2022 with $8.6 million gross profit, for a 47% gross margin. The Group’s cost of revenue was $5.5 million in 2021 with $2.8 million in gross profit, for a 33% gross margin. Our cost of revenue decreased in percentage terms to revenue in 2022 as a result of acquisition expense synergies and the inclusion of higher gross margin acquisitions.

Genius Group’s pro forma cost of revenue in the fiscal year ended December 31, 2022 was $13.3 million, delivering a gross profit of $14.8 million and a 53% gross margin, compared to 2021 pro forma cost of revenue which was $11.4 million, delivering a gross profit of $12.7 million and a 53% gross margin. By owning the majority of our own curriculum and courses across all companies and acquisitions, we are focused on maintaining a low cost of content and a high gross margin. The cost of revenue that we do incur is mainly our customer acquisition costs and our faculty costs.

For the fiscal year ended December 31, 2022, on a pro-forma basis, UAV had $3.9 million in direct cost with 52% gross margin compared to $3.5 million in direct cost with a 61% gross margin in 2021. The increase in cost of sales was mainly due to the campus returning to full operation in 2022. PIN had $1.4 million in direct cost with 53% gross margin for the year ended December 31, 2022, compared to $1.9 million in direct cost with a 63% gross margin in 2021. The increase in cost of sales was mainly due to a return to holding physical events which failed to generate the desired revenue. Education Angels had a $0.4 million direct cost with a 60% gross margin for the year ended December 31, 2022, compared to $0.5 million in direct costs with a 51% margin in 2021. E-Square had $0.3 million in direct costs with 53% gross margin for the year ended December 31, 2022 and historically E-Square has included all costs in overhead and did not report any direct costs. For the year ended December 31, 2022, Revealed Films had a $1.9 million in direct cost with $4.0 million in gross profit delivering 68% gross margin.

UAV’s, Education Angel, and E-Square direct costs are largely faculty, teacher and course costs, and they have historically spent a minimal amount on marketing, whereas PIN’s cost is made up largely of digital marketing, commission and event costs. During the fiscal year ended December 31, 2022, with the exception of PIN, none of the Acquisitions were yet implementing any of the growth strategies utilized by the Pre-IPO Group. We expect cost of revenue to decrease as we synchronize and rationalize the process and gross margins to increase as revenues grow, as we apply our marketing and partner costs to grow these companies.

Operating Expenses: The Group had operating expenses of $50.5 million in the fiscal year ended December 31, 2022 compared to $7.3 million 2021. Approximately 56% of our operating expense is due to impairment loss on goodwill of $28.2 million and most of the remaining 44% is due to General and Administrative expenses. The administrative expenses include cost for our staff costs, professional and consulting fees, development costs, marketing, rental and general expenses. The increase in our operating expenses is the result of the growth in our operations, the expansion of our curriculum and IPO, legal and listing expenses.

Genius Group’s pro forma operating expenses were $57 million for the fiscal year ended December 31, 2022 compared to $17.3 million in 2021.

Of our Acquisitions, on a pro-forma basis in the fiscal year ended December 31, 2022, UAV had $18.2 million in operating expenses compared to $7.2 million in 2021, PIN had $7.7 million for the year ended December 31, 2022, compared to $1.3 million in 2021, Education Angels had $0.7 million for the year ended December 31, 2022, compared to $0.5 million in 2021, E-Square had $2.8 million for the year ended December 31, 2022, compared to $0.6 million in 2021 and RF had $4.2 million in 2022 compared to $6.3 million in 2021. For UAV, the increase in operating expenses is due mainly to the impairment loss of $11.2 million and administrative expenses increased due to campus returning to full operation since September. In the case of PIN, the increase in operating expenses is mainly due to impairment expenses of $5.8 million and administrative expenses increased due to the shift from physical event costs to digital courses and PIN’s online strategy. For ESQ, the increase is mainly due to impairment expenses of $2.3. For RF, the decrease in cost is mainly due to lower revenues.

Additional Income: Additional Income was $0.4 million for the fiscal year ended December 31, 2022 compared to nil 2021. Genius Group’s pro forma additional income was $1.2 million for the fiscal year ended December 31, 2022 compared to $1.1 million in 2021. In 2022, UAV recorded $0.8 million benefit from the write off of a loan from the prior owners compared to $1.2 million in additional income for forgiveness of a note payable through the Paycheck Protection Program (PPP) under the Cares Act in 2021.

Additional Expenses: The Group also had $15.2 million in other expenses in the fiscal year ended December 31, 2022 compared to $0.5 million in 2021. The increase was due mainly to change in the fair value of contingent consideration of $13.8 million and interest expense of $1.3 million. Genius Group’s pro forma other expenses were $15.2 million for the fiscal year ended December 31, 2022 compared to $0.9 million for 2021.

Recent Accounting Pronouncements Implemented

Amendments to IFRS 3 Reference to the Conceptual Framework Relating to

Business Combinations	January 1, 2022

Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022

Annual Improvements to IFRS Standards 2018-2021	January 1, 2022

Amendments to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use	January 1, 2022

The Company’s adoption of the standards above had no material impact on the consolidated financial statements in the year of initial application.

B. Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operations. Cash and cash equivalents and short term investments consist mostly of cash on deposit with banks. As of December 31, 2022, we had cash and cash equivalents of $5.7 million maintained at various financial institutions and $11.1 million in restricted cash. We have funded our operations primarily through cash flows from operations, and have raised capital for the purpose of business acquisitions and development of the technology platform.

We will repatriate cash from our subsidiaries by repayment of intercompany balances where in existence until exhausted, and otherwise by way of dividends. Any repatriation of cash in the form of a taxable payment, such as a dividend distribution, would generally be tax exempt in Singapore or otherwise taxable at the Singapore standard corporate tax rate, which is currently 17%.

In April 2022, the Company completed its Initial Public Offering and listing on the New York Stock Exchange. Total gross proceeds from the IPO was $22.5 million and was used to pay the IPO expenses, acquisition payouts and the growth of the business. Further in September 2022, the Company closed the follow on round for $17.0 million.

We believe our existing cash and cash equivalents, short term investments, and the cash flow we generate from our operations will not be sufficient to meet our working capital and capital expenditure needs and other liquidity requirements for the next 12 months based on the change in Company’s 2022 convertible loan terms in which company has elected to pay all future payments in cash. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing and extent of spending on content and research and development, the expansion of our sales and marketing activities, the timing of new product introductions, market acceptance of our products, our convertible note repayable schedule , our continued international expansion, the acquisition of other companies, competitive factors, and overall economic conditions, globally. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations.

Cash Flow

Group — Consolidated Statement of Cash Flows Data:

	For the year ended	For the year ended
	December 31,	December 31,
	2022	2021
	(USD)	(USD)
Net Cash Used In Operating Activities	(8,236,431)	(3,068,723)
Net Cash Used in Investing Activities	(10,089,489)	(882,111)
Net Cash Provided By Financing Activities	21,943,461	3,095,695

As of December 31, 2022, the Group had cash and cash equivalents of $5.7 million maintained at various financial institutions. We have funded our operations primarily through cash flows from operations, and have raised capital for the purpose of business acquisitions and development of the technology platform.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Operating Activities:

Operating activities used $8.2 million of cash in 2022. The cash flow from operating activities primarily came from $55.3 million of net loss after tax, adjusted for $43.3 million of non-cash items, and an increase in working capital of $3.7 million.

Operating activities used $3.1 million of cash in 2021.

Investing Activities

Our main capital investing activities have consisted of the acquisition of existing businesses and development cost of our technology education platform. We estimate that our ongoing capital requirements will be dictated by market opportunities for acquisition in the education and hospitality sectors, and the rate of development of the Edtech platform. Net cash used in investing activities was $10.1 million in 2022 compared to $0.9 million in 2021.

The major reason for the increase in 2022 was due to cash consideration of $8.8 million paid for five acquisitions and $0.7 million of costs for technology platform development.

Financing Activities:

Net cash provided by financing activities was $21.9 million in 2022 compared to $3.1 million in 2021.

Between January 1, 2022 and December 31, 2022, the Company raised $17.3 million net cash from IPO, $4.2 million from convertible note issuance and $2.7 million from equity issuance for GeniusU and Genius Group. In 2021, the Company raised funds by way of $3.1 million equity issuances for GeniusU and $1.0 million for sale of future shares for Entrepreneur Resorts.

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

During the year ended 2022, Genius Group Ltd entered into a Securities Purchase Agreement to issue convertible loan in the principal amount of $18,130,000 in face amount of a senior secured convertible note purchased for $17,000,000 by the selling shareholder or its affiliates or assigns in a transaction that closed on August 26, 2022, which is convertible into our ordinary shares at an initial fixed price of $5.17, subject to adjustment for stock dividends, stock splits, anti-dilution and other customary adjustment events. The ordinary shares issuable upon conversion of the convertible note are being registered and will be sold pursuant to this prospectus by the selling shareholder. In addition, subject to the satisfaction of equity conditions, we may, at our election, make monthly principal amortization payments in our ordinary shares. If we elect to make amortization payments in ordinary shares, such ordinary shares will be valued at the lowest of (x) the fixed conversion price, (y) 90% of the volume weighted average price of our ordinary shares on the trading day preceding the amortization payment date and (z) 90% of the average of the three lowest volume weighted average prices for our ordinary shares during the 20 trading days preceding the amortization payment date.

During the fiscal year ended December 31, 2021, the Company and holders of 2019 Convertible Notes in the aggregate principal amount of $46,884 and $228 of accrued interest were converted into 13,487 Entrepreneur Resorts Ltd ordinary shares and 1,003 GeniusU Ltd ordinary shares pursuant to conversion offers extended by Genius Group Ltd. and GeniusU Ltd at exercise prices equal to the fair value of Entrepreneur Resorts Ltd and GeniusU Ltd ordinary share at the time of conversion. The Company recorded the conversions by reclassifying the carrying value of the 2019 Convertible Notes to equity.

During the year ended December 31, 2022, the Company and holder of 2019 Convertible Notes in the aggregate amount of $503,311 was repaid and $4,454 along with the accrued interest of $18 were converted to into 743 Genius Group shares pursuant to conversion offer extended by Genius Group Ltd.

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

During the fiscal year ended December 31, 2022, the Company and holder of 2020 Convertible Notes in the agreement amount of $6,000 was repaid and $221,000 along with the accrued interest of $3,764 were converted into 37,463 Genius Group shares pursuant to conversion offer extended by Genius Group Ltd.

During the fiscal year ended December 31, 2022, the Company and holder of 2022 Convertible Note converted aggregate amount of $707,306 including the accrued interest of $235,146 into the equity of Genius Group based on the share price calculated as per the agreement. The Company issued 1,515,891 Genius Group Shares to fulfill the conversion request.

Other credit facilities

In September of 2019, the Company obtained lines of credit in the aggregate amount of S$400,000 (approximately $296,912 at the 2019 exchange rate) for working capital and business expansions requirements in Wealth Dynamics Pte Ltd, which the Company drew down on in full. Loans in the amount of S$100,000 (approximately $74,228 at the 2019 exchange rate) shall be repaid over 36 monthly installments including both principal and the respective accrued interest. Interest on such principal shall bear at a rate of 8% per annum plus a margin of 0.88%, subject to adjustment. The Company has the option to prepay the loan before its maturity date, subject to a fee of 6.88% if paid within twelve months from the drawdown date. Loans in the amount of S$300,000 (approximately $222,684 at the 2019 exchange rate) shall be repaid over 60 monthly installments including both principal and the respective accrued interest. Interest on such principal shall bear at a rate of 6.25% per annum, subject to adjustment. The loans are secured by personal guarantees of the Director. During the year ended December 31, 2022, the Company repaid an aggregate of S$98,589, approximately $72,492 at the 2022 exchange rate (2021 — S$91,063 approximately $67,220 at the 2021 exchange rate) of principal plus the respective accrued interest.

Education Angels has obtained line of credit for working capital requirement in 2020, 2021 and 2022. The outstanding principal as at December 31, 2022 is as follows -

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding As of December 31, 2022
IRD Loan	2020	$20,063	60 Months	3.25%	$16,900
Juke NWN765	2021	$19,679	36 Months	1.30%	$12,254
Qashqai NWN767	2021	$22,258	36 Months	1.20%	$13,886
Qashqai NWN766	2022	$22,258	36 Months	1.20%	$14,475

Mastermind Principles and Property Investors Network has obtained line of credit for the working capital requirement in 2020 and 2022. The outstanding principal amount as of December 31, 2022 is as follows -

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding As of December 31, 2022
Lloyds CBIL (MPL)	2020	$239,540	60 Months	2.8%	$167,678
Funding Circle Loan (MPL)	2022	$380,804	48 Months	5.03%	$305,787
The Funding Circle (PIN)	2022	$116,054	48 Months	5.03%	$93,193
Lloyds Bounceback Loan (PIN)	2022	$51,378	72 months	2.5%	$41,335

Contractual Obligations and Commitments

Our principal commitments consist of obligations under operating leases. The following table sets forth the principal commitments as of December 31, 2022:

Within one year	$1,664,966
Two to five years	6,280,716
Thereafter	17,871,937
25,817,619
Less: finance charges component	(12,832,744)
$12,984,875

The material terms of these agreements are as follows:

Tau Game Lodge Pty Ltd (lodge) — The lease period is December 1, 1994 to November 30, 2034. The Company is currently in negotiations to extend the term of the lease to November 30, 2047. The rental is made up of a fixed amount which increases by 10% on each anniversary during the term of the lease and a variable amount being 8% of turnover. As of December 31, 2022, the lease commitment for the fixed amount for the following one year totaled $74,311.

Tau Game Lodge Pty Ltd (office) — The lease period is February 1, 2020 to January 31, 2023. The basic rental amount increases by 8% on each anniversary during the term of the lease. In January 2023, the new lease agreement was entered for the period February 1, 2023 to January 31, 2024. As of December 31, 2022, the lease commitment for the following one year totaled $16,767.

Matla Game Lodge Pty Ltd — The lease period is February 1, 1997 to January 31, 2096. The rental is made up of a fixed amount which increases by 6% on each anniversary during the term of the lease. As of December 31, 2022, the lease commitment for the following one year totaled $10,131.

Genius Central Singapore Pte Ltd — The lease period is October 1, 2019 to September 30, 2022 which was renewed for additional 3 years to September 30, 2025. The operating lease amount is made up of fixed rent which does not change for the term of the lease and percentage rent which is calculated as 15% of turnover. As of December 31, 2022, the fixed rent commitment for the following one year totaled $399,064.

University of Antelope Valley Inc leases its campus. The lease period is July 2022 to July 2034. The rental is made up of a fixed amount which increases by 3% on each anniversary during the term of the lease. As of December 31, 2022, the lease commitment for the following one year totaled $1.2 million.

C. Research and Development, Patents and licenses, etc.

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

We are also a “foreign private issuer.” Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

●	the requirement to comply with Regulation FD, which requires selective disclosure of material information;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events.

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

Off-balance sheet arrangements

As of December 31, 2022, we do not have transactions with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our executive officers and directors as of the date of this Annual Report.

Name	Age	Position with our Company
Roger James Hamilton	54	Chief Executive Officer and Chairman
Michelle Clarke	50	Chief Marketing Officer
Suraj Naik	38	Chief Technology Officer and Director
Erez Simha	59	Chief Financial Officer
Sandra Morrell	55	Director
Patrick Grove	48	Director
Nic Lim	47	Director
Anna Gong	48	Director
Richard J. Berman	80	Director
Timothy Murphy	61	Director

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

Erez Simha has been our Chief Financial Officer since July 2022 to accelerate Genius Group’s global growth. Erez brings over 20 years of experience and a proven track record of scaling high-tech disruptive companies in multiple industries, including food-tech, blockchain, 3D printing, and digital assets. He held CFO and COO positions at multiple companies including Stratasys Ltd and Just Inc. Throughout his career, Erez brought these companies into the mainstream and has helped them globally by implementing infrastructure and building global teams and networks. He also brings with him intensive M&A and post-merger integration experience, which will serve Genius Group in its current strategy of growth through inorganic expansion.

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

Anna Gong is the Founder and CEO of Perx Technologies, the world’s first intelligent, autonomous loyalty and customer engagement platform. With more than 20 years of experience in global enterprise software, Ms. Gong has held growth and executive positions in numerous startups and prominent technology companies. Ms. Gong’s expertise and leadership in cloud computing and cutting-edge technologies has earned her recognition as a LinkedIn CEO Power Profile, winner of Singapore Women Entrepreneur Award and Top 100 Women in Tech in Singapore. Ms. Gong, a Tedx speaker is a sought-after thought leader and speaker on topics such as AI technology, building and scaling startups, leadership, and digital transformation. Ms. Gong holds a bachelor’s degree from the University of California, Los Angeles.

Richard J. Berman joined Genius Group as a Director since January 2022 and also serves as Genius Group’s Audit Committee Chair. He holds a BSc and an MBA degree from the Stern School of Business of NYU and U.S. and foreign law degrees. His business career spans over 35 years in senior management, mergers and acquisitions, and venture capital. He is a director of four public NASDAQ companies – Cryoport Inc., Comsovereign Holding Corp., BioVie Inc., and Context Therapeutics Inc., and over the last decade he has served on the board of six companies that have reached over one billion dollars in market cap – Cryoport, Advaxis, EXIDE, Internet Commerce Corp., Ontrak (Catasys), and Kapitus. His early career began with Goldman Sachs and thereafter he became the Senior Vice President of the Bankers Trust Company, where he started the mergers and acquisitions, and leveraged buyout departments.

Timothy Murphy has served as a Director since September 2022. Tim has 30 years of leadership in the global law enforcement, compliance, intelligence, and business communities. He currently is the President and CEO of Consortium Networks, a cyber security and networking company, and serves on the Board of Western Union. He previously was the President of Thomson Reuters Special Services and a Special Agent and Executive in the FBI where he held a number of operational positions in a variety of field offices nationwide, investigating matters as diverse as counterterrorism, intelligence, cyber and organized crime. And he eventually became the Deputy Director of the FBI, a position he held until retiring in 2011.

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

	2022			2021
	Salary	Stock Based	Total	Salary	Stock Based	Total
Key Management Compensation	1,184,506	553,987	1,738,493	975,110	43,046	1,018,750

C. Board practices.

Board of Directors

Our board of directors consists of 9 directors, including 3 executive (or otherwise-non-independent) directors and 6 independent directors. We established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee upon the effectiveness of our registration statement on Form F-1, on March 31, 2022. We adopted a charter for each of the three committees. Each of the committees of our board of directors have the composition and responsibilities described below.

The Singapore Companies Act requires that we must have at all times at least one director who is ordinarily resident in Singapore. Roger James Hamilton, Nic Lim, Anna Gong and Patrick Grove are all ordinarily resident in Singapore. Vacation of all six board positions by these directors shall be deemed to be invalid absent a prior appointment of another director to the Board who is ordinarily resident in Singapore.

Audit Committee

Anna Gong, Nic Lim, Tim Murphy and Richard J. Berman serve as members of our Audit Committee. Richard J. Berman serves as the chairman of the Audit Committee. Each of our Audit Committee members satisfy the “independence” requirements of the NYSE American and Upstream listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Richard J. Berman possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

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

Compensation Committee

Nic Lim, Patrick Grove, Tim Murphy and Anna Gong serve as members of our Compensation Committee. Anna Gong serves as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the NYSE American and Upstream listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee is responsible for overseeing and making recommendations to our board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Patrick Grove, Anna Gong and Nic Lim serve as members of our Nominating and Corporate Governance Committee. Nic Lim serves as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the NYSE American and Upstream listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

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

D. Employees

We currently have 573 staff members, with 18 in Genius Group Ltd, 59 in GeniusU Ltd, 214 within Entrepreneur Resorts Ltd., 165 in University of Antelope Valley, 26 in Property Investors Network, 35 in E-Squared, 20 in Education Angels and 36 in Revealed Films. We operate as one global team with regional leadership, and we established a remote working culture prior to the COVID-19 crisis, which put us in a strong position to manage through the crisis without any major change to our management process.

By illustration, our main leadership team works from Singapore, Australia, New Zealand, Indonesia, South Africa, England, Portugal, Poland and the United States. Our accounts team operates from Australia and our development team works from India, Ukraine and Poland. Our campus teams are based in Indonesia, Singapore and South Africa.

Share Incentive Plan

Our Genius Group share incentive plan (the “Incentive Plan”) was introduced in 2018 to the then-existing employees of Genius Group Ltd. It was subsequently extended to all companies within the Pre-IPO Group. We have further adopted Share Incentive Plan 2023 and our intention is to extend it to the Acquisitions and to continue to extend the plan to new employees and new acquisitions.

The purpose of our Incentive Plan is to provide eligible persons with an opportunity to share in the growth in value of our shares and to encourage them to improve the performance of Genius Group’s return to shareholders. It is also intended that the Incentive Plan will enable Genius Group to retain and attract skilled and experienced employees.

In summary, the rules of the Incentive Plan are:

➢	An option pool is determined by the Board of Directors at the beginning of each calendar year. The size of the pool is approximately equivalent to two months payroll cost and may change from time to time.
➢	Options are granted from the pool to eligible employees each year. Eligible employees are those that are in full-time employment and have been employed by the Company for at least three months prior to December 31 each year.
➢	At the grant date, employees are issued with a letter stating the number of options earned and the exercise price. These are calculated based on the total options pool available, and divided pro rata to their length of employment in the year and proportional to their salary as a percentage of total wages.
➢	The exercise price is at the share price at the time of the grant date.
➢	The vesting date is one year after the grant date. In order to vest, an employee must still be in employment with Genius Group as of the vesting date.
➢	On the vesting date, eligible employees may exercise their option at the pre-fixed exercise price.
➢	Should employees choose to exercise their option, shares are issued as an interest-free loan repayable at the time of sale of the shares.
➢	Should employees not to exercise, or if they leave employment prior to the vesting date, the options lapse.
➢	Employees are required to complete the KYC (Know Your Customer) process before receiving the share certificates.

Below are details of the options and restricted stock units issued to date:

						No of Shares
		No of	Price		Total	after Share
Year	Companies	Shares	Per Share		Consideration	Split
2018	Genius Group Ltd	20,317	$15.45		$313,898	121,902
2019	Genius Group Ltd, GeniusU Ltd, Entrepreneur Institute Ltd, Entrepreneur Resorts Ltd	42,913	$21.34		$915,763	257,487
2020	Genius Group Ltd, GeniusU Ltd, Entrepreneur Institute Ltd, Entrepreneur Resorts Ltd	20,075	$34.87		$700,015	120,450
2021	Genius Group Ltd, GeniusU Ltd, Entrepreneur Institute Ltd, Entrepreneur Resorts Ltd	22,369	$36.00		$805,284	134,214
2022	Genius Group Ltd, University of Antelope Valley		n.m.	(1)	$4,962,499	2,071,852

	TOTAL				$7,697,459	2,705,905

(1)	All options and restricted stock units have been issued at different price per shares

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

We have determined beneficial ownership in accordance with the rules of the NYSE American and Upstream. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

		After Offering
	Amount of	Percentage of
	Beneficial	Outstanding
Name and Address of Beneficial Owner	Ownership(1)	Shares(2)
Executive Officers and Directors:
Roger James Hamilton(3)	9,697,854	35.00%
Sandra Morrell(4)	987,583	3.56%
Michelle Clarke	483,300	1.74%
Suraj Naik	255,918	0.92%
Patrick Grove	6,000	**%
Nic Lim	7,967	**%
Anna Gong	6,000	**%
Richard J. Berman	6,667	**%
Tim Murphy	-	**%
Erez Simha	-	**%

All directors and executive officers as a group (9 individuals)	11,451,289	41.33%

** Less than 1%.

(1)	The Amount of Beneficial Ownership includes allocated shares only and does not include share options that are exercisable within 60 days, since there are no such share options.

(2)	The Percentage of Outstanding Shares is based on the total outstanding shares of 27,705,227 as of December 31, 2022, which includes all issued and outstanding shares.

(3)	Out of the 9,304,812 beneficially owned ordinary shares, 393,042 shares will be transferred back to the Company and cancelled in the future as per previous agreements between the Company and Mr. Hamilton

(4)	Out of the 761,010 beneficially owned ordinary shares, 226,572 shares will be transferred back to the Company and cancelled in the future as per previous agreements between the Company and Ms. Morrell

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

Related Party Transactions in 2022

World Game Pte Ltd (Roger Hamilton) — The Pre-IPO Group paid fees to World Game Pte Ltd for the services of Roger Hamilton as CEO amounting to $621,348 in 2022. The outstanding balance payable as at December 31, 2022 was $78,235.

Employee share Option Plan — loan — In April 2022, the company granted 134,214 share options to the employees for the year 2021 under Employee share option plan. None of the options are exercised and hence the outstanding balance under subscription receivables remains unchanged.

Entrepreneurs Institute Australia Pty Ltd — The Pre-IPO Group pays fees to Entrepreneurs Institute Australia Pty Ltd (“EIA”), an Australian company controlled and ultimately owned by Roger Hamilton and Sandra Morrell, directors of Genius Group Ltd. The total in 2022 was $325,243. The sole purpose of the entity is to engage local team and physical resources to provide day-to-day support to the Group with its own business requirements as well as catering to external clients. EIA on-charges its costs and does not record a material profit or loss; therefore, the related party shareholders do not receive any financial benefit from this arrangement. The outstanding balance payable as at December 31, 2022 was $35,305.

GU Web Services India Pvt Ltd — The Pre-IPO Group pays fees to GeniusU Web Services India Pvt Ltd (“GU India”), an Indian company controlled and ultimately owned by Suraj Naik, an employee of the Pre- IPO Group, and a family member of Suraj Naik. The total in 2021 was $209,322. The sole purpose of the entity is to engage local team and physical resources to provide day-to-day support to the Group with its own business requirements as well as catering to external clients. GU India on-charges its costs and does not record a material profit or loss; therefore, the related party shareholders do not receive any financial benefit from this arrangement.

Roger Hamilton — The loan payable to Roger Hamilton for the acquisition of Entrepreneurs Institute is non-interest bearing, with payments of $348,000 payable on each of the first and second anniversaries of the acquisition of Entrepreneurs Institute. The amount of $348,000 was repaid during 2022. The total outstanding balance on December 31, 2022 was $nil.

Revealed Films – The loan payable to the prior owner of Revealed Films (Jeff Hays and Patrick Gentempo) for the acquisition of Revealed Films in Oct 2022 is non-interest bearing with payment of $2,000,000 due on or before March 31, 2023. The total outstanding balance on December 31, 2022 was $2,000,000. During December 2022, Revealed Films sold the rights to a movie for $451,101 and purchased the rights to a movie for $433,964; both transactions were with Jeff Hays Films LLC. Jeff Hayes is the owner of Jeff Hays Films LLC and was one or the former owners of Revealed Films before its acquisition by the Company.

University of Antelope Valley – During July 2022, the Company signed two lease agreements for University of Antelope Valley university buildings with the former owners of University of Antelope Valley, both with 12-year terms. A right of use asset and a lease liability of $11,149,101 was booked to the Consolidated Statements of Financial Condition for the leases.

E-Squared Education - The loan payable to the prior owner of E-Squared Education (Lilian Niemann) for the acquisition of E-Squared in May 2022 is non-interest bearing with payment of ZAR 3.6 million (approx. $299,231) payable on or before Nov 30, 2022. The total outstanding balance on December 31, 2022 was $299,231.

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

B. Significant Changes

We have had a number of significant changes since the date of our audited consolidated financial statements included in this Annual Report. These include:

●	Genius Group consummated its initial public offering on the NYSE American (ticker: GNS) as of April 14, 2022 with the issuance of 3,272,727 ordinary shares at an IPO price of $6 per share.

●	Genius group dual listed on Upstream on April 6, 2023

●	Genius Group also completed the follow on round of convertible loan in the principal amount of $18,130,000 in face amount of a senior secured convertible note purchased for $17,000,000. Genius Group issued 11,562,825 ordinary shares prior to raising the dispute on the contract. Both the parties agreed to limit the further issuance of ordinary shares to 13,000,000 shares of which 8,994,841 were issued as of April 26, 2023.

●	Genius Group closed five Acquisitions during 2022 namely Property Investors Network and Education Angels on April 30, 2022, E-Squared Education on May 31, 2022, University of Antelope Valley on July 07, 2022 and Revealed Films on October 04, 2022.

Item 9. The Offer and Listing.

A. Offer and listing details.

Not applicable.

B. Plan of distribution.

Not applicable.

C. Markets.

Our ordinary shares are listed and traded on NYSE American and Upstream.

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

C. Material Contracts.

Other than contracts entered into the ordinary course of business, during the two preceding fiscal years the Company has entered into the following material contracts (which are included as exhibits to this Annual Report):

University of Antelope Valley. UAV is a California-based, WASC accredited, U.S. university issuing degrees on campus and on-line.

➢	The Share Purchase Agreement was signed on March 22, 2021 between Genius Group Ltd and the owners of University of Antelope Valley Inc. and University of Antelope Valley LLC, Sandra Johnson and Marco Johnson, for the purchase of 100% of the shares in University of Antelope Valley Inc.
➢	The purchase price in accordance with the original Stock Purchase Agreement is $24 million in cash and $6 million in shares in Genius Group, with the share of Genius Group Ltd paid at the pre- split price of US$34.87 per share. The actual number of our ordinary shares issuable to the University of Antelope Valley will be based on the actual price per share in the IPO. In an amendment signed on March 24, 2022 the consideration was amended to $6.5 million in cash, $6 million in shares in Genius Group and $17.5 million in a note payable.

➢	At the time of signing, Genius Group deposited $500,000 in escrow, to be paid towards the purchase price on closing. This was released to the Johnsons in December 2021.
➢	In the event that UAV’s 2021 revenues exceed UAV’s 2020 target revenue of $13 million, Genius Group will pay a Bonus Closing Consideration which will be an addition to the $30 million acquisition price based on a percentage increase in the acquisition price equal to the percentage increase in 2021 revenues over UAV’s 2020 target revenue of $13 million. For example, if 2021’s revenue were $1.3 million higher than $13 million, representing a 10% increase, Genius Group would pay a Bonus Closing Consideration of $3 million, representing a 10% increase on the $30 million acquisition price. Any Bonus Closing Consideration would be paid in shares of Genius Group Ltd at the market price.
➢	The share purchase includes all rights, title, interest and benefits appertaining to the company, including all contracts, intellectual property, goodwill and ongoing operations, all assets and liabilities on the balance sheet as of the date of the acquisition.
➢	The agreement also includes an option for Genius Group to purchase the university properties, which are under the ownership of University of Antelope Valley LLC, at market rate for a period of two years from the closing date of this agreement. It also includes a right of first refusal in the event another buyer comes forward for the properties during this time.
➢	Both parties have provided various representations, warranties and indemnifications as part of the agreement.
➢	The closing date of the agreement is on the date of the IPO. The seller has a set of deliverables to deliver on closing. These are currently prepared and in good order.
➢	Closing is contingent on UAV both receiving consent from the relevant education authority and not receiving any objections to consent from any relevant education agency. UAV has notified all agencies, WSCUC has provided consent for the acquisition and no agency has objected to the acquisition. As such, all is in good order with relation to consents.
➢	An extending letter was signed on September 30, 2021 to extend the latest closing date to November 30, 2021.
➢	An extending letter was signed on December 21, 2021 to extend the terms of the agreement to January 31, 2022.
➢	An extending letter was signed on January 23, 2022 to extend the terms of the agreement to February 28, 2022.
➢	An extending letter was signed on February 25, 2022 to extend the terms of the agreement to March 31, 2022.
➢	An amendment was signed on March 24, 2022 to extend the terms of the agreement to April 30, 2022, and to amend the consideration to $6.5 million in cash, $6 million in shares in Genius Group and $17.5 million in a note payable.
➢	An amendment was signed on April 18, 2022 to extend the terms of the agreement to December 31, 2022, and to amend the consideration to $6 million in shares in Genius Group based on the IPO price of $6 per ordinary share.
➢	An amendment was signed on May 18, 2022 to adjust the closing date to June 30, 2022 as well as updating the ‘payment of top up consideration’ based on the performance of UAV over the 2022, 2023 and 2024 fiscal years.
➢	An amendment was signed on June 30, 2022 to adjust the closing date to July 7, 2022.

The acquisition of UAV was closed on July 7, 2022.

Education Angels. Education Angels delivers home educators and childcare for 0-5 year old’s with creative thinking and play modules.

➢	The Share Purchase Agreement was signed on October 22, 2020 between Genius Group Ltd and the owners of Education Angels, David Raymond Hitchins and Angela Stead, for the purchase of 100% of the shares in Education Angels in Home Childcare Limited.
➢	The purchase price is calculated as 2x the annual revenue in 2019 or 2020 (whichever is higher) of Education Angels, with a minimum purchase price of NZ$3 million.
➢	The payment will be 100% in shares of Genius Group Ltd, set at the pre-split price of US$34.87 per share.

➢	The share purchase includes all rights, title, interest and benefits appertaining to the company, including all contracts, intellectual property, goodwill and ongoing operations, all assets and liabilities on the balance sheet as of the date of the acquisition, less any director’s loans or shareholder’s loans.
➢	The sellers agree not to see any shares in Genius Group Ltd for at least 6 months from closing in the case of David Hitchins and 12 months in the case of Angie Stead.
➢	Both parties have provided various representations, warranties and indemnifications as part of the agreement.
➢	The closing date of the agreement is on the date of the IPO. The seller has a set of deliverables to deliver on closing. These are currently prepared and in good order.
➢	An extending letter was signed on September 30, 2021 to extend the terms of the agreement to December 31, 2021.
➢	An extending letter was signed on December 17, 2021 to extend the terms of the agreement to March 31, 2022.
➢	An extending letter was signed on March 24, 2022 to extend the terms of the agreement to June 30, 2022.

The acquisition of Education Angels was completed on April 30, 2022.

E-Square. E-Square is a full campus with primary, secondary and college education for students in entrepreneurship.

➢	The Share Purchase Agreement was signed on November 20, 2020 between Genius Group Ltd and the owner of E-Square, Lilian Magdalena Niemann, for the purchase of 100% of the shares in E-Squared Education Enterprises (Pty) Ltd.
➢	The purchase price is ZAR10 million (approximately US$0.66 million).
➢	The payment will be 100% in cash, with ZAR6.4 million (US$US$0.42 million) paid on the closing data and ZAR3.6 million (US$0.24 million) paid within 6 months of the closing date.
➢	The share purchase includes all rights, title, interest and benefits appertaining to the company, including all contracts, intellectual property, goodwill and ongoing operations, all assets and liabilities on the balance sheet as of the date of the acquisition.
➢	Both parties have provided various representations, warranties and indemnifications as part of the agreement.
➢	The closing date of the agreement is on the date of the IPO. The seller has a set of deliverables to deliver on closing. These are currently prepared and in good order.
➢	An extending letter was signed on September 30, 2021 to extend the latest closing date to December 31, 2021.
➢	An extending letter was signed on December 17, 2021 to extend the terms of the agreement to March 31, 2022.
➢	An extending letter was signed on March 24, 2022 to extend the terms of the agreement to June 30, 2022.

The acquisition of E-Square closed May 31, 2022.

Property Investors Network. PIN is a UK-based property networking organization.

➢	The Share Purchase Agreement was signed on November 30, 2020, between Genius Group Ltd and the owner of Property Investors Network (PIN), Simon Zutshi on behalf of Property Mastermind International Pte Ltd (MPL), for the purchase of 100% of the shares in Property Investors Network Ltd and Mastermind Principles Ltd.
➢	The purchase price was calculated as 1x the annual revenue in 2019 or 2020 (whichever is higher) of the two companies in the agreement.

➢	The payment will be 10% in cash and 90% in shares of Genius Group Ltd, set at the pre-split price of US$34.87 per share, with the shares paid on closing and the cash paid within 7 days of closing.
➢	The share purchase includes all rights, title, interest and benefits appertaining to the company, including all contracts, intellectual property, goodwill and ongoing operations, all assets and liabilities on the balance sheet as of the date of the acquisition, less any director’s loans or shareholder’s loans.
➢	The parties agree to clear all director’s loans and shareholder’s loans from the balance sheets of the two companies first by Genius Group paying £1.5 million (US$2.0 million) to MPL on behalf of the seller in order to pay off part of the outstanding loans, and second by the seller repaying any remaining unpaid loans within three years of the closing date.
➢	Both parties have provided various representations, warranties and indemnifications as part of the agreement.
➢	The closing date of the agreement is on the date of the IPO. The seller has a set of deliverables to deliver on closing. These are currently prepared and in good order.
➢	An extending letter was signed on September 30, 2021 to extend the terms of the agreement to December 31, 2021.
➢	An extending letter was signed on December 17, 2021 to extend the terms of the agreement to March 31, 2022.
➢	An extending letter was signed on March 24, 2022 to extend the terms of the agreement to June 30, 2022.
➢	An amendment was signed on April 30, 2022, to reflect a change in the terms of the purchase price consideration to 2x revenue or 10x EBITDA.

The acquisition of Property Investors Network was completed on April 30, 2022.

Revealed Films is a US based Film Production Company.

➢	The Share Purchase Agreement was signed on October 4, 2022 between Genius Group Ltd and the owners of Revealed Films, Jeff Hays and Patrick Gentempo, for the purchase of 100% of the shares in Revealed Films Inc.
➢	The purchase price is calculated as $10 million with additional top ups on achieving the pre-agreed revenue and profit targets.
➢	The payment will be $7 million in shares of Genius Group Ltd, set at price of US$5.17 per share, of which $ million in shares would be subject to a six month lock up agreement. And the balance of $3 million in cash to be paid $1 million immediately following acquisition and $2 million on or before December 31, 2022.
➢	The share purchase includes all rights, title, interest and benefits appertaining to the company, including all contracts, intellectual property, goodwill and ongoing operations, all assets and liabilities on the balance sheet as at the date of the acquisition, less any director’s loans or shareholder’s loans.
➢	Both parties have provided various representations, warranties and indemnifications as part of the agreement.
➢	The balance cash consideration was paid $1 million in Jan 2023 and $ million in March 2023 as per the subsequent agreement.

The acquisition of Education Angels was completed on October 4, 2022.

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

The net proceeds from the offering have been used, and are expected to continue to be used, for the following purposes:

●	approximately $3.1 million for underwriting discounts, commissions and offering expenses;

●	approximately $9.0 million for the cash portion of the Acquisitions; and

●	the remainder for working capital and general corporate purposes.

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Exchange. As of December 31, 2022, the Company has not completed an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

The Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), believe the effectiveness of our disclosure controls and procedures as of December 31, 2022, were not effective as a consequence of the material weaknesses described below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d- 15(f) of the Exchange Act). Our management has not assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. Our management concluded that our internal control over financial reporting was not effective as of December 31, 2022 as a consequence of the following material weaknesses:

●	lack of sufficient documentation of our existing financial processes, risk assessment and internal controls activities and evaluation of effectiveness of internal controls;

●	Inadequate internal controls, including inadequate segregation of duties, over account reconciliations, the preparation and review of the consolidated financial statements and untimely annual closings of the books;

●	Inadequate internal control over accounting for and financial reporting related to business combination accounting and subsequent assessment for impairments as they related to goodwill and other long lived assets;

●	Inadequate information technology general controls as it relates to user access rights and segregation of duties over systems that are critical to the Company’s system of financial reporting

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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

The Company continues to strengthen its internal controls in 2022 and 2023 over financial reporting for the segregation of duties, banks and contract signatory rights, IT access controls and in late 2022, hired an internal auditor consulting firm to assist with the design and testing of the Company’s internal controls.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2022 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

Our board of directors has determined that Mr. Richard J. Berman qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. All audit committee members satisfy the independence requirements set forth under the rules of the NYSE American, Upstream and in Rule 10A-3 under the Exchange Act.

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

Item 16C. Principal Accountant Fees and Services.

The following table shows the fees that we incurred for audit and other services provided by Marcum LLP, our independent registered public accounting firm, for fiscal years 2021 and 2022.

	Fiscal 2021	Fiscal 2022
Audit Fees	$652,519	721,515
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	12,875
Total	$652,519	$734,390

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

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

Our common shares are listed on the NYSE American and Upstream. For purposes of NYSE American rules, so long as we are a foreign private issuer, we are eligible to take advantage of certain exemptions from NYSE American corporate governance requirements provided in the NYSE American rules. We are required to disclose the significant ways in which our corporate governance practices differ from those that apply to U.S. companies under NYSE American listing standards. Set forth below is a summary of these differences:

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

Item 18. Financial Statements.

The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.

Item 19. Exhibits

The following are filed as exhibits hereto:

Exhibit Number	Description of Document
2.1	Share Purchase Agreement dated Oct. 22, 2020 among Genius Group Ltd, David Raymond Hitchins and Angela Stead (1)
2.2	Share Purchase Agreement dated Nov. 28, 2020 between Genius Group Ltd and Lillian Magdalena Niemann (1)
2.3	Share Purchase Agreement dated Nov. 30, 2020 between Genius Group Ltd and Property Mastermind International PTE Ltd. (1)
2.4	Stock Purchase Agreement dated Dec. 18, 2020 among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd. (1)
2.5	Tender Offer Letter dated May 14, 2020 for Genius Group Ltd to acquire Entrepreneur Resorts Limited(1)
2.6	Asset Transfer Agreement dated Oct. 1, 2019 between Genius Group Ltd and GeniusU Ltd (1)
2.7	Share Purchase Agreement dated Aug. 30, 2019 between Genius Group Ltd and Wealth Dynamics Pte Ltd (1)
2.8	Extending Letter dated September 30, 2021 amending the Share Purchase Agreement among Genius Group Ltd, David Raymond Hitchins and Angela Stead (3)
2.9	Extending Letter dated September 30, 2021 amending the Share Purchase Agreement between Genius Group Ltd and Lillian Magdalena Niemann (3)
2.10	Extending Letter dated September 30, 2021 amending the Share Purchase Agreement between Genius Group Ltd and Property Mastermind International PTE Ltd. (3)
2.11	Extending Letter dated September 30, 2021 amending the Stock Purchase Agreement among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd. (3)
2.12	Extending Letter dated December 17, 2021 amending the Share Purchase Agreement among Genius Group Ltd, David Raymond Hitchins and Angela Stead (2)
2.13	Extending Letter dated December 17, 2021 amending the Share Purchase Agreement between Genius Group Ltd and Lillian Magdalena Niemann (2)
2.14	Extending Letter dated December 17, 2021 amending the Share Purchase Agreement between Genius Group Ltd and Property Mastermind International PTE Ltd. (2)
2.15	Extending Letter dated December 21, 2021 amending the Stock Purchase Agreement among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd. (2)
2.16	Extending Letter dated January 23, 2022 amending the Stock Purchase Agreement among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd. (2)
2.17	Extending Letter dated February 25, 2022 amending the Stock Purchase Agreement among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd. (5)
2.18	Amendment Letter dated March 24, 2022 amending the Stock Purchase Agreement among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd. (5)
2.19	Extending Letter dated March 24, 2022 amending the Share Purchase Agreement between Genius Group Ltd and Lillian Magdalena Niemann (5)
2.20	Extending Letter dated March 24, 2022 amending the Share Purchase Agreement among Genius Group Ltd, David Raymond Hitchins and Angela Stead (5)
2.21	Extending Letter dated March 24, 2022 amending the Share Purchase Agreement between Genius Group Ltd and Property Mastermind International PTE Ltd. (5)
3.1	Constitution of the Registrant (1)
4.1	Registrant’s Specimen Certificate for Ordinary Shares (1)
10.1	Tenancy Agreement dated June 27, 2019 between China Classic Pte Ltd and Entrepreneur Resorts Pte Ltd (1)
10.2	Employment and Board of Directors Agreement dated June 15, 2020 between Genius Group Ltd and Roger James Hamilton (1)

10.3	Employment and Board of Directors Agreement dated June 15, 2020 between Genius Group Ltd and Michelle Clarke (1)
10.4	Employment and Board of Directors Agreement dated June 15, 2020 between Genius Group Ltd and Suraj Naik (1)
10.5	Employment of Director Agreement dated June 15, 20202 between Genius Group Ltd and Sandra Morrell (1)
10.6	Employment Agreement dated June 15, 2020 between Genius Group Ltd and Jeremy Harris (1)
10.7	Board of Directors Services Agreement dated Jan. 1, 2020 between Genius Group Ltd and Patrick Grove (1)
10.8	Board of Directors Services Agreement dated Jan. 1, 2020 between Genius Group Ltd and Anna Gong (1)
10.9	Board of Directors Services Agreement dated Jan. 1, 2020 between Genius Group Ltd and Nic Lim Kah Wui (1)
10.10	Facility Letter dated Sept. 12, 2019 between Wealth Dynamics Pte Ltd and United Overseas Bank Limited (1)
10.8	Employee Share Option Scheme Rules (1)
10.9	Service Level Agreement with Salesforce (Includes attachments) (1)
10.11	Matla Game Lodge Lease (Including Change of Name) (1)
10.12	Tau Game Lodge Lease Agreement — Office (1)
10.15	Tau Game Lodge Lease Agreement — Lodge (1)
10.16	Novation Tenancy Agreement dated January 23, 2020 between China Classic Pte Ltd and Genius Central Singapore Pte Ltd. (4)
10.17	Board of Directors Services Agreement dated Jan. 1, 2021 between Genius Group Ltd and Richard J. Berman (2)
12.1 *	Certification of the Chief Executive Officer of Genius Group pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2 *	Certification of the Chief Financial Officer of Genius Group pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of the Chief Executive Officer Genius Group pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of the Chief Financial Officer of Genius Group pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Code of Ethics (1)
21.1	List of Subsidiaries (1)
21.1(a)	Consent of Lightheart, Sanders and Associates
21.1(b)	Revealed Films Audited Financial Statements for the Period Ended September 30, 2022

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1)	Incorporated by reference to our Amendment No. 1 to Registration Statement on Form F-1/A, filed on August 30, 2021.
(2)	Incorporated by reference to our Amendment No. 5 to Registration Statement on Form F-1/A, filed on January 25, 2022.
(3)	Incorporated by reference to our Amendment No. 3 to Registration Statement on Form F-1/A, filed on November 23, 2021.
(4)	Incorporated by reference to our Amendment No. 2 to Registration Statement on Form F-1/A, filed on October 20, 2021.
(5)	Incorporated by reference to our Amendment No. 9 to Registration Statement on Form F-1/A, filed on March 24, 2022.
*	Filed herewith.
**	Furnished herewith.

SIGNATURE

The registrant hereby certifies that is meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GENIUS GROUP

By:	/s/ Roger Hamilton
Roger Hamilton
Chief Executive Officer

Date: June 06, 2023

Genius Group Limited and Subsidiaries

Consolidated Financial Statements

Genius Group Limited and Subsidiaries

Directors’ Statement

For the financial year ended December 31, 2022

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

The directors acknowledge that they are ultimately responsible for the system of internal financial control established by the Group and place considerable importance on maintaining a strong control environment. To enable the directors to meet these responsibilities, the board of directors sets standards for internal control aimed at reducing the risk of error or loss in a cost-effective manner. The standards include the proper delegation of responsibilities within a clearly defined framework, effective accounting procedures and adequate segregation of duties to ensure an acceptable level of risk. These controls are monitored throughout the Group and all employees are required to maintain the highest ethical standards in ensuring the Group’s business is conducted in a manner that in all reasonable circumstances is above reproach. The focus of risk management in the Group is on identifying, assessing, managing, and monitoring all known forms of risk across the Group. While operating risk cannot be fully eliminated, the Group endeavors to minimize it by ensuring that appropriate infrastructure, controls, systems, and ethical behavior are applied and managed within predetermined procedures and constraints.

The directors are of the opinion, based on the information and explanations given by management, that the system of internal controls does not provide reasonable assurance that the financial records may be relied on for the preparation of the consolidated financial statements. However, any system of internal financial control can provide only reasonable, and not absolute, assurance against material misstatement or loss.

The directors have reviewed the Group’s cash flow forecast for the year to December 31, 2022, and, in light of this review and the current financial position, there is substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The external auditors are responsible for independently auditing and reporting on the Group’s consolidated financial statements. The consolidated financial statements have been examined by the Group’s external auditors and their report is presented on page F-3.

The consolidated financial statements set out beginning on page F-4, which have been prepared on the going concern basis, were approved by the board of directors on June 06,2023 and were signed by:

/s/ Roger James Hamilton

Roger James Hamilton, Director

/s/ Suraj Naik
Suraj Naik, Director

Date: June 06, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Genius Group Limited and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Genius Group Limited and Subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Restatement of Previously Issued Financial Statements

As discussed in Note 2 to the financial statements, the accompanying 2021 financial statements have been restated to correct a misstatement. Our opinion is not modified with respect to this matter.

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

Melville, NY
June 5, 2023

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

		For the year ended December 31,
	Note	2022	2021
ASSETS
Current Assets
Cash and cash equivalents		$5,720,569	$1,784,938
Restricted cash	2	11,108,816	—
Accounts receivable, net	2	4,856,637	1,018,003
Other Receivables	5	120,304	66,000
Due from related parties	6	351,357	44,245
Inventories	7	1,001,977	92,530
Prepaid expenses and other current assets	8	1,090,787	3,490,446
Total Current Assets		24,250,447	6,496,162
Property and equipment, net	9	563,131	6,776,116
Operating lease right-of-use asset	10	12,573,710	1,077,241
Investments at fair value	11	29,071	29,069
Goodwill	12	31,688,887	1,320,100
Intangible assets, net	13	16,107,293	1,394,969
Other receivables	5	732,716	—
Due from related parties	6	5,288,264	—
Other non-current assets	15	26,108	501,750
Total Assets		$91,259,627	$17,595,407

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable		$1,672,306	$1,078,381
Accrued expenses and other current liabilities	16	3,809,540	2,064,302
Deferred revenue	17	6,391,993	2,561,912
Income tax payable	2	355,023	—
Due to related parties	19	2,932,090	425,551
Operating lease liabilities - current portion	10	1,590,538	436,271
Loans payable - current portion	18	334,391	65,415
Convertible debt obligations - current portion	20	5,752,328	507,765
Short term debt	20	539,245	—
Total Current Liabilities		23,377,454	7,139,597
Due to related parties	19	1,729	—
Operating lease liabilities – non-current portion	10	11,394,337	894,589
Loans payable – non-current portion	18	428,025	85,858
Convertible debt obligations - non-current portion	20	2,223,523	766,245
Deferred tax liability	14	3,391,129	723,122
Derivative liabilities	21	36,488,594	—
Total Liabilities		77,304,791	$9,609,411
Stockholders’ Equity
Contributed capital	22	110,534,000	50,924,276
Subscriptions receivable	22	(1,900,857)	(1,900,857)
Reserves		(32,933,714)	(31,888,638)
Accumulated deficit		(68,539,210)	(13,493,684)
Capital and reserves attributable to owners of Genius Group Ltd		7,160,219	3,641,097
Non-controlling interest		6,794,617	4,344,899
Total Stockholders’ Equity		13,954,836	7,985,996
Total Liabilities and Stockholders’ Equity		$91,259,627	$17,595,407

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in US Dollars)

		For the year ended December 31,
	Note	2022	2021 As restated (1)
Revenue	23	$18,193,616	$8,294,804
Cost of revenue	2	(9,554,327)	(5,537,346)
Gross profit		8,639,289	2,757,458

Operating (Expenses) Income
General and administrative	25	(21,073,794)	(7,211,204)
Depreciation and amortization	9	(1,182,413)	(38,864)
Other operating income	24	144,396	490,300
Impairment loss	9,12,13	(28,246,010)	—
(Loss) gains from foreign currency transactions	2	135,625	(166,174)
Total operating expenses		(50,222,196)	(6,925,942)
Loss from Operations		(41,582,907)	(4,168,484)
Other Expense
Other Income	24	418,437	—
Revaluation adjustment of contingent liabilities	21	(13,838,197)	—
Interest expense, net	26	(1,312,476)	(449,566)
Total Other Expense		(14,732,236)	(449,566)
Loss Before Income Tax		(56,315,143)	(4,618,050)
Income Tax Benefit	27	1,063,596	128,852
Net Loss		(55,251,547)	(4,489,198)
Other comprehensive income:
Foreign currency translation	2	(1,045,076)	230,081
Total Comprehensive Loss		$(56,296,623)	$(4,259,117)

Net Loss is attributed to:	28
Owners of Genius Group Ltd		(55,045,526)	(4,315,239)
Non-controlling interest		(206,021)	(173,959)
Net Loss		(55,251,547)	(4,489,198)

Total Comprehensive Loss is attributable to:
Owners of Genius Group Ltd		(56,090,602)	(4,085,158)
Non-controlling interest		(206,021)	(173,959)
Total Comprehensive Loss		$(56,296,623)	$(4,259,117)

Net loss per share attributed to common stockholders, basic and diluted		$(2.44)	$(0.28)
Weighted-average number of shares outstanding, basic, and diluted		22,634,366	16,155,812
Number of shares outstanding, basic, and diluted		27,705,227	16,155,812

1)	Restatement details in Note 2

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

AS OF DECEMBER 31, 2022 AND 2021

(Expressed in US dollars)

	Comprehensive Loss
	Contributed Capital		Non-controlling	Subscription	Foreign		Accumulated	Total
	Shares	Amount	Interest	Receivable	Currency	Reserves	Deficit	Equity
Balance, January 1, 2021	16,155,812	$50,630,439	$257,154	$(1,900,857)	$1,788,051	$(33,900,850)	$(9,167,848)	$7,706,089
Net loss		-	-	-	-	-	(4,489,198)	(4,489,198)
Adjustment against capital and retained earnings		-	-	-	-	(16,517)	-	(16,517)
Foreign currency translation adjustments		-	-	-	230,081	-	-	230,081
Shares issued for cash in GeniusU		3,127,442	-	-	-	-	-	3,127,442
Shares issued in satisfaction of liability		-	-	-	-	-	-	-
Shares issued for conversion of convertible notes		181,175	-	-	-	-	-	181,175
Funds received for shares to be issued		-	953,087	-	-	-	-	953,087
Share based compensation		293,837	-	-	-	-	-	293,837
Non-controlling interest		(3,308,617)	3,134,658	-	10,597	-	163,362	-
Balance, December 31, 2021	16,155,812	$50,924,276	$4,344,899	$(1,900,857)	$2,028,729	$(33,917,367)	$(13,493,684)	$7,985,996
Net loss		-	(206,021)	-	-	-	(55,045,526)	(55,251,547)
Foreign currency translation adjustments		-	-	-	(1,045,076)	-	-	(1,045,076)
Proceeds from IPO (net)	3,913,410	15,202,858	-	-	-	-	-	15,202,858
Share options GG IPO April 2022	45,580	270,476	-	-	-	-	-	270,476
GeniusU Shares issued for cash		-	2,655,739	-	-	-	-	2,655,739
Shares issued for conversion of convertible notes	1,554,097	7,829,607	-	-	-	-	-	7,829,607
Shares issued for IPO acquisition	5,975,407	35,098,001	-	-	-	-	-	35,098,001
Shares cancelled in satisfaction of liability, net of derivative liability	(49,002)	(100,002)	-	-	-	-	-	(100,002)
Share based compensation	109,923	1,308,784	-	-	-	-	-	1,308,784
Balance, December 31, 2022	27,705,227	$110,534,000	$6,794,617	$(1,900,857)	$983,653	$(33,917,367)	$(68,539,210)	$13,954,836

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

	For the year Ended December 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(55,251,547)	$(4,489,198)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,308,784	293,837
Depreciation and amortization	2,350,640	1,574,913
Deferred income taxes	(1,284,166)	105,650
(Gain) loss on foreign exchange transactions	(135,625)	166,174
Provision for doubtful accounts	(1,509,486)	(39,108)
Impairment loss	28,246,010	—
Revaluation adjustment on contingent liabilities	13,838,197	—
Amortization of debt discount	—	140,837
Interest expense on lease liabilities	491,336	131,291
Changes in operating assets and liabilities
Accounts receivable	1,161,349	(30,554)
Other receivable	(19,138)	(66,000)
Prepaid expenses and other current assets	1,489,459	(1,927,176)
Inventory	(545,449)	20,013
Accounts payable	(107,372)	256,562
Accrued expenses and other current liabilities	751,442	254,080
Deferred revenue	996,324	1,015,200
Current tax provision	220,570	(257,953)
Income tax payable	(237,759)	—
Other non-current liabilities	—	(217,291)
Total Adjustments	47,015,116	1,420,475
Net cash used in operations	(8,236,431)	(3,068,723)
CASH FLOWS FROM INVESTING ACTIVITIES:
Internally developed software	(743,995)	(804,314)
Acquisitions	(8,843,458)	—
Purchase of equipment	(222,680)	(77,797)
Acquisition of intangible	(279,356)	—
Net cash used in investing activities:	(10,089,489)	(882,111)
CASH FLOWS FROM FINANCING ACTIVITIES:
Amount due to/from related party, net	(221,842)	(154,345)
Proceeds from derivative liability, net	(250,000)	—
Advance received for share issuances		953,087
Proceeds from IPO, net	17,308,453	—
Proceeds from convertible debt, net of issuance costs	4,184,964	—
Proceeds from equity issuances	2,701,215	3,127,442
Issuance from convertible debt	(509,311)	—
Lease liabilities	(957,430)	(758,522)
Proceeds from Loan	972,593	—
Repayment of Loan	(1,285,181)	(71,967)
Net cash provided by financing activities	21,943,461	3,095,695
Increase (decrease) in cash and cash equivalents during the year	3,617,541	(855,139)
Foreign exchange impact on cash	318,090	366,926
Cash and cash equivalents, beginning of year	1,784,938	2,273,151
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$5,720,569	$1,784,938
Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for interest	$847,520	$202,176
Non-Cash Investing and Financing Activities
Fair value of shares issued in satisfaction of a liability	$350,000	$—
Fair value of shares issued for the acquisition of entities	$35,098,001	$—
Fair value of shares issued for conversion of convertible notes	$7,829,607	$293,837

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS GROUP LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1 — BUSINESS ORGANIZATION AND NATURE OF OPERATIONS

Genius Group Ltd. (“Company”) is an entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market.

The Company operates through its main subsidiaries, GeniusU Ltd (“GU”), , Entrepreneur Resorts (“ERL”), Education Angels (“EA”), University of Antelope Valley (“UAV”), E-Squared Education (“ESQ”), Property and Mastermind Networks Limited (“PIN”) and Revealed Films (“RF”). The Company owns 100% ownership all of the subsidiaries except 96.5% in GeniusU Ltd and 95.4% in Entrepreneur Resorts.

GU, a Singapore company, which provides a full entrepreneur education system business development tools and management consultancy services to entrepreneurs.

ERL was incorporated in Seychelles, and represents a group of resorts, retreats, and co-working cafes for entrepreneurs. ERL owns resorts in Bali and South Africa which run entrepreneur retreats and workshops. It also owns Genius Café, an entrepreneur beach club in Bali, and Genius Central Singapore Pte Ltd, an entrepreneur co-working hub in Singapore.

EA generates revenue from parents of young children from 0-5 years old paying for an EA trained educator to both educate and care for their child. EA is required to be approved and in compliance by the New Zealand Ministry of Education (“MOE”) in order to operate and receive government funding. EA is approved by the MOE and 50% of EA educator fees are paid by the New Zealand Government.

UAV is an accredited university based on a 10-acre campus in the United States. It offers career-focused on-campus and online programs at the master’s, bachelor’s, and associate degree level, as well as certificate and continuing education programs in several high-demand sectors.

ESQ is an entrepreneur education campus in South Africa, providing a full range of programs from pre-primary through primary school, secondary school, and vocational college.

PIN is a United Kingdom private limited company. PIN provides investment education through its fifty city chapters and monthly events in England, held both virtually and in-person.

RF is a United States based media production company that specializes in multi-part documentaries that cover topics such as wealth building, health and nutrition, medical issues, religion, and political matters.

The three regions the Company operates in are: APAC (Asia Pacific, North Asia, and Australia); EMEA (Europe, Middle East, and Africa); and NASA (North America and South America).

In January 2020, the World Health Organization declared the COVID 19 virus an international pandemic. The imposed ‘lock down’ and associated social distancing measures have had a significant effect on economic activity and have hurt in particular businesses in the travel, entertainment, and leisure sectors. To cater to this unprecedented pandemic scenario, governments across the globe have enacted many emergency funding and support schemes in order to alleviate the hopefully short-term liquidity difficulties encountered by businesses and individuals. Such measures include corporate guarantee and liquidity measures, deferral of state taxes and/or suspension for debt obligations, measures to allow businesses to implement forbearance and furlough measures while the employees receive reasonable proportion of salaries and benefits. The Company has been able to avail itself of such measures as available to it which has been of assistance to survive the financial impact of the pandemic.

In 2021, the Group received COVID related government subsidies amounting to $490,300 reported under other operating income (Note 24).

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

The consolidated financial statements have been prepared on the historical cost convention, unless otherwise stated in the accounting policies which follow and incorporate the principal accounting policies set out below. The presentation currency is United States dollars.

Going Concern

Pursuant to IAS 1, Presentation of Financial Statements, the Company is required to and does evaluate at each annual and interim period whether there are conditions or events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Based on the definitions in the relevant accounting standards, and due to recent changes in the Company’s 2022 convertible loan terms in which company elected to pay all future payments in cash, negative cash flows, and continued net losses, management has determined that without additional capital raised, in the next twelve months, there is substantial doubt about the Company’s ability to continue as a going concern

The Company’s consolidated financial statements as of December 31, 2022 have been prepared on a going concern basis. Although the Company has taken, and plans to continue to take, proactive measures to enhance its liquidity position and provide additional financial flexibility, including discussions with lenders and bankers, there can be no assurance that these measures, including the timing and terms thereof, will be successful or sufficient.

Principles of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and all its subsidiaries. Subsidiaries are entities (including structured entities) which are controlled by the Company. The Company has control of an entity when it is exposed to or has rights to variable returns from involvement with the entity and it has the ability to affect those returns through the of use its power over the entity. The results of subsidiaries are included in the consolidated financial statements from the effective date of acquisition to the effective date of disposal. Adjustments are made when necessary to the financial statements of subsidiaries to bring their accounting policies in line with those of the Company. All inter-company transactions, balances, and unrealized gains on transactions between consolidated companies are eliminated in full upon consolidation. Unrealized losses on transactions between consolidated companies are also eliminated upon consolidation unless the transaction provides evidence of an impairment of the asset transferred.

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

Contingent liabilities are only included in the identifiable liabilities of the acquiree where there is a present obligation at acquisition date.

On acquisition, the acquiree’s assets and liabilities are reassessed in terms of classification and are reclassified where the classification is inappropriate for Company’s reporting purposes. This excludes lease agreements and insurance contracts whose classification remains as per their inception date.

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

In cases where the Company held a non-controlling shareholding in the acquiree prior to obtaining control, that interest is measured to fair value as of the acquisition date. The measurement to fair value is included in profit or loss for the year. Where the existing shareholding was classified as an available-for-sale financial asset, the cumulative fair value adjustments recognized previously to other comprehensive income and accumulated in stockholders’ equity are recognized in profit or loss as a reclassification adjustment.

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

Significant judgments and use of estimates

The preparation of consolidated financial statements in conformity with IFRS requires management, from time to time, to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, and expenses. These estimates and associated assumptions are based on experience and various other factors that are believed to be reasonable under these circumstances. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

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

Restricted cash

Restricted cash represents money that is held at a bank account related to the Company’s 2022 convertible debt and is not available to the company for immediate or general business use. All the restricted cash as of December 31, 2022 was available to the Company by April 2023.

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

The cost of inventories is assigned using the first-in, first-out (FIFO) formula.

When inventories are sold, the carrying amount of those inventories are recognized as cost of sales in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs.

Property and Equipment

Property and equipment are tangible assets which the Company holds for its own use, and which are expected to be used for more than one year. An item of property and equipment is recognized as an asset when it is probable that future economic benefits associated with the item will flow to the Company, and the cost of the item can be measured reliably. Property and equipment are initially measured at cost. Cost includes all of the expenditures which are directly attributable to the acquisition or construction of the asset, including the capitalization of borrowing costs on qualifying assets and adjustments in respect of hedge accounting, where appropriate.

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

The useful lives of items of property and equipment have been assessed as follows:

Category	Depreciation Method	Useful Life
Buildings	Straight line	20 years
Machinery	Straight line	5 years
Furniture and fixtures	Straight line	5 years
Motor vehicles	Straight line	5 years
Office equipment	Straight line	5 years
IT equipment	Straight line	3 – 5 years
Computer software	Straight line	2 – 8 years
Spa equipment, curtains, crockery, glassware, and linen	Straight line	5 years

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

Intangible assets

An intangible asset is recognized when it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity and the cost of the asset can be measured reliably. Intangible assets are initially recognized at cost, less any accumulated amortization and any impairment losses. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. Refer to Note 4 – Business Combination for additional details on the acquired intangibles.

The useful life of intangible assets has been assessed as follows:

Category	Useful Life
Customer relationships	5 years
Trade names, trademarks, domain names, and licenses	Indefinite

Internally developed software costs on GU are recognized as an intangible asset when:

➢	it is technologically feasible to complete the asset so that it will be available for use or sale.

➢	there is an intention to complete and use or sell it.

➢	there is an ability to use or sell it.

➢	it will generate probable future economic benefits.

➢	there are available technical, financial, and other resources to complete the development and to use or sell the asset.

➢	the expenditure attributable to the asset during its development can be measured reliably.

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

Goodwill acquired in a business combination is, from the acquisition date, allocated to each of the cash- generating units, or groups of cash-generating units, which are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units. An impairment loss is recognized for cash-generating units if the recoverable amount of the unit is less than the carrying amount of the units. The impairment loss is allocated to reduce the carrying amount of the assets of the unit in the following order:

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

Financial Instruments

Financial instruments held by the Company are classified in accordance with the provisions of IFRS 9 — Financial Instruments. Broadly, the classification possibilities, which are adopted by the Company, as applicable, are as follows:

Financial assets which are equity instruments:

➢	Mandatorily at fair value through profit or loss; or

➢	Designated as at fair value through other comprehensive income. (This designation is not available to equity instruments which are held for trading, or which are contingent consideration in a business combination).

Financial assets which are debt instruments:

➢	Amortized cost. (This category applies only when the contractual terms of the instrument give rise, on specified dates, to cash flows that are solely payments of principal and interest on principal, and where the instrument is held under a business model whose objective is met by holding the instrument to collect contractual cash flows); or

➢	Mandatorily at fair value through profit or loss. (This classification automatically applies to all debt instruments which do not qualify as at amortized cost or at fair value through other comprehensive income); or

➢	Designated at fair value through profit or loss. (This classification option can only be applied when it eliminates or significantly reduces an accounting mismatch.

Financial liabilities:

➢	Amortized cost;

➢	Mandatorily at fair value through profit or loss. (This applies to contingent consideration in a business combination or to liabilities which are held for trading); or

➢	Designated at fair value through profit or loss. (This classification option can be applied when it eliminates or significantly reduces an accounting mismatch;

➢	the liability forms part of a group of financial instruments managed on a fair value basis; or it forms part of a contract containing an embedded derivative and the entire contract is designated as at fair value through profit or loss).

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

A provision matrix is used as a practical expedient to the determination of expected credit losses on trade and other receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions, and an assessment of both the current and forecasted direction of conditions at the reporting date, including the time value of money, where appropriate.

The loss allowance is calculated on a collective basis for all trade and other receivables in totality. An impairment gain or loss is recognized in profit or loss with a corresponding adjustment to the carrying amount of trade and other receivables, through use of a loss allowance account. The impairment loss is included in operating expenses as a movement in credit loss allowance.

Receivables are written off when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, e.g., when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Receivables written off may still be subject to enforcement activities under the Company’s recovery procedures, considering legal advice where appropriate. Any recoveries made are recognized in profit or loss.

Investments in equity instruments

Investments in equity instruments are presented in Note 11, Investments at Fair Value. Investments in equity instruments are designated as mandatorily at fair value through profit or loss. As an exception to this classification, the Company may make an irrevocable election, on an instrument-by-instrument basis, and on initial recognition, to designate certain investments in equity instruments as at fair value through other comprehensive income. The designation as at fair value through other comprehensive income is never made on investments which are either held for trading or contingent consideration in a business combination.

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

Dividends received on equity investments are recognized in profit or loss when the Company’s right to receive the dividends is established unless the dividends clearly represent a recovery of part of the cost of the investment. Dividends are included in investment income.

Investments in equity instruments are subject to impairment provisions.

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

If trade and other payables contain a significant financing component, and the effective interest method results in the recognition of interest expense, then it is included in profit or loss. Trade and other payables expose the Company to liquidity risk and possibly to interest rate risk. Refer to Note 30, Financial Risk Management, for details of risk exposure and management thereof.

Loans payable and convertible debt

Loans payable are recognized when the Company becomes a party to the contractual provisions of the loan and are classified as financial liabilities subsequently measured at amortized cost.

The loans are measured, at initial recognition, at fair value plus transaction costs, if any, and are subsequently measured at amortized cost using the effective interest method. Interest expense, calculated on the effective interest method, is included in profit or loss. Borrowings expose the Company to liquidity risk. Refer to Note 30, Financial Risk Management, for details of risk exposure and management thereof.

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

Leases

The Company accounts for its various operating leases in accordance with IFRS 16, Leases (“IFRS 16’). Management assesses whether a contract is or contains a lease at the inception of the contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

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

Pursuant to IFRS 16, a lease liability and corresponding right-of-use asset are recognized at the lease commencement date for all lease agreements for which the Company is a lessee. Details of leasing arrangements where the Company is a lessee are presented in Note 10, Right of Use Asset and Lease Liability.

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

Lease payments included in the measurement of the lease liability comprise the following:

➢	fixed lease payments, including in-substance fixed payments, less any lease incentives;

➢	variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

➢	the amount expected to be payable by the Company under residual value guarantees;

➢	the exercise price of purchase options if the Company is reasonably certain to exercise the option;

➢	lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and

➢	penalties for early termination of a lease if the lease term reflects the exercise of an option to terminate the lease.

Management remeasures the lease liability when:

➢	there has been a change to the lease term, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

➢	there has been a change in the assessment of whether the Company will exercise a purchase, termination, or extension option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

➢	there has been a change to the lease payments due to a change in an index or a rate, in which case the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used);

➢	there has been a change in expected payment under a residual value guarantee, in which case the lease liability is remeasured by discounting the revised lease payments using the initial discount rate;

➢	a lease contract has been modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised payments using a revised discount rate.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of- use asset or is recognized in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Contributed capital and equity

Contributed capital represents the aggregate shareholder investment in the Company.

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

Digital education platform and multi-part documentaries

This revenue is derived from online workshops, training programs, assessments, courses, accreditations certifications, licenses, and documentaries provided by both the Company itself and by partners, as well as memberships. Revenue is derived, and performance obligations are fulfilled, over the course of delivery of the product or service, which may be at the time of sale or may be monthly for up to twelve months. The company is compensated by way of fees for the product or service as displayed at events or online.

In person education courses

This revenue is derived from classes, workshops, training programs and conferences that are delivered in person at the Company’s campuses or third-party venues. Revenue is derived, and performance obligations are fulfilled, at the time of delivering the event or over the course of delivery of the product or services. The company is compensated by way of course fees as displayed at events or online.

Sales of goods — retail

This revenue is derived by the Company’s campus businesses and includes food and beverage, spa products, merchandise, and ancillary products. Revenue is derived, and performance obligations are fulfilled, at the point in time of providing the goods; in the case of food and beverage delivered as part of a pre-paid accommodation package, revenue is recognized daily over the time of guests’ duration of stay. The company is compensated based on the advertised or agreed price of the goods as part of accommodation packages or on in-house menus in the case of food and beverage, and on in-house price lists or price tickets in the case of spa products, merchandise, and ancillary products.

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

As of December 31, 2022, the Company had deferred revenue for remaining unsatisfied performance obligations of $ 6,391,993 (2021: $2,561,912), which is expected to be recognized within one year.

During the year ended December 31, 2022, the Company recognized revenue of $2,349,941 (2021: $758,794) that was included in the deferred revenue balance at the beginning of the period.

Borrowing costs

Coupon interest is recognized in the period in which it is incurred, while other borrow costs (debt discount) are amortized to interest expense over the expected term of the notes using the interest method.

Foreign currency transactions

The Company’s reporting currency is the U.S. dollar. The functional currencies of the Genius Group and its subsidiaries are their local currencies (Singapore dollar, British pound, Indonesian rupiah and South African Rand, New Zealand Dollar) and the functional currency of ERL, UAV and RF is the U.S. dollar. The Company engages in foreign currency denominated transactions with customers and suppliers, as well as between subsidiaries with different functional currencies. Gains and losses resulting from transactions denominated in non-functional currencies are recognized in earnings.

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

Restatement of previously issued financial statements

The Company’s Consolidated Statement of Operations and Comprehensive Income for the year ended December 31, 2021, has been restated for errors made with regard to revenue recognition and the reporting of gross vs. net revenue.

During December, 2022, the Company updated its revenue recognition policy memo and uncovered an error in the implementation of accounting treatment for certain revenue recognition transactions with a third-party sales partner. The Company evaluated the materiality of this inaccurate accounting treatment, considering both quantitative and qualitative factors in accordance with SAB 99. The Company believes a restatement is necessary due to its review of the relevant factors. In accordance with IFRS, the restatement records revenue and expense net for 2021 sales transactions where the Company was not the clear principle in the transaction. As a result, the restatement will decrease revenue by $4,483,458, with corresponding decrease in cost of revenue by $4,483,458. There were no restatements to the Consolidated Statement of Financial Position, Consolidated Statement of Cash Flows, Consolidated Statement of Changes in Stockholders’ Equity, earnings per share, gross profit, or net loss.

The Company made restatements in the Consolidated Statement of Operations and Comprehensive Income related to revenues and cost of revenue with a third-party sales partner. The changes are in revenue and cost of revenue and have been restated from a gross presentation to a net presentation, please see the table below:

	For the year ended December 31, 2021
	Audited	Restatements	Restated
Revenue	$12,778,262	$(4,483,458)	$8,294,804
Cost of Revenue	(10,020,804)	4,483,458	(5,537,346)
Gross Profit	$2,757,458	$—	$2,757,458

NOTE 3 — RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Standards	Effective for periods beginning on or after

Amendments to IFRS 3 Reference to the Conceptual Framework Relating to Business Combinations	January 1, 2022
Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Annual Improvements to IFRS Standards 2018-2021	January 1, 2022
Amendments to IAS 16 Property, Plant and Equipment – Proceeds before Intended Use	January 1, 2022

The Company’s adoption of the standards above had no material impact on the consolidated financial statements in the year of initial application.

Recent Accounting Standards Not Yet Adopted	Effective for periods beginning on or after

Amendments to IAS 1 Classification of Liabilities as Current or Non-current	January 1, 2023
Amendments to IFRS 17 Insurance Contracts	January 1, 2023
Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	January 1, 2023
Amendments to IAS 12 Income Taxes	January 1, 2023

The Company expects that the adoption of the standards above will have no material impact on the consolidated financial statements in the year of initial application.

NOTE 4 — BUSINESS COMBINATIONS

During 2022, the Company acquired Education Angels, University of Antelope Valley, E-Squared Education, Property and Mastermind Networks Limited and Revealed Films. The Company used the income approach for the valuation of the acquired intangible assets, the contingent consideration and the options issued.

To account for the acquisition intangibles the Company used the following valuation methods:

Trade Names, Trademarks, Domain Names and Licenses: In determining the fair values a present value technique known as the relief-from-royalty method was used. The premise of this valuation method is that if the trade names, trademarks, domain names, and licenses were licensed to an unrelated party, the unrelated party would pay a percentage of revenue for use of the them. The trade names, trademarks, domain names, and license owner is, however, spared this cost. The present value of these cost savings over time, or relief from royalty, represents the value.

Customer Relationships: The fair value of the customer relationships was determined utilizing a present value technique involving a discounted cash flow analysis. This method is based on the notion that the value of a customer contract and related customer relationship is equal to the incremental after-tax cash flows attributable to the customer contract and related customer relationship after deductions and charges for the economic return on contributory assets such as working capital, fixed assets and other identifiable intangible assets such as an assembled workforce

To account for the Options and Top Up Consideration for the acquisitions the Company used the following valuation methods:

Top Up Consideration (excluding Revealed Films) and the Call Option: The fair values of each was determined utilizing monte carlo simulations to simulate the potential payoffs. A monte carlo simulation is a problem solving technique used to approximate the probability of certain outcomes by running multiple trial runs, called simulations, using random variables.

Put Option: The fair value of the put option was determined using a closed-form option pricing model commonly referred to as the Black-Scholes option pricing model.

Revealed Films Top Up Consideration: The fair value was determined utilizing a present value technique involving a discounted cash flow analysis.

Genius Group Ltd.’s Acquisition of Education Angels

On April 30, 2022, Genius Group Ltd acquired 100% of the voting equity interest of Education Angels for $1,918,700 of purchase consideration, made up of 333,687 of Genius Group Ltd ordinary shares. Education Angels operates in New Zealand and provides early education learning services in New Zealand. The Company utilized an independent third-party to determine the fair value of the acquired intangible assets, fair value of earn outs, and the fair value of options.

Below is a summary of the preliminary allocation of the purchase consideration to the fair value of the assets and liabilities associated with Education Angels at acquisition.

Amount
Purchase Price
Value of shares	$1,918,700
Less: acquired cash	(26,940)
Purchase price, net of acquired cash	1,891,760
Prepaid expenses and other current assets	(113,413)
Fixed assets	(69,637)
Intangible assets	(1,640,000)
Accounts payable, accrued expenses and other liabilities	804,842
Deferred tax liability	549,718
Goodwill	$1,423,270

The acquired intangible assets are as follows

Amount
Trade names, trademarks, domain names and licenses	$1,640,000

Genius Group Ltd.’s Acquisition of Property Investors Network

On April 30, 2022, Genius Group Ltd acquired 100% of the voting equity interest of Property Investors Network, and its wholly owned subsidiaries, for $29,655,000 of purchase consideration, made up of 2,959,518 of Genius Group Ltd ordinary shares for $17,017,000, $1,837,000 in cash, $701,000 in top up consideration payable if the 2x revenue or 10x EBITDA in 2022, 2023 or 2024 exceeds the purchase price or the previous year’s consideration; the difference between the value will be paid in additional consideration by 90% in shares and 10% in cash and $10,100,000 in call options. The company has issued a call option to the seller of Property Investors Network which allows the seller to exercise the call option to repurchase the company from the buyer, if the value of Company’s shares held by the seller is below GBP 10.2 million. The validity of such option is one year from the first anniversary of the acquisition close date. The Company utilized an independent third-party to determine the fair value of the acquired intangible assets, fair value of earn outs, and the fair value of options. Property Investors Network is a United Kingdom based entity which delivers events and education programs to the property investors.

Below is a summary of the preliminary allocation of the purchase consideration to the fair value of the assets and liabilities associated with Property Investors network at acquisition.

Amount
Purchase price
Value of shares	$17,017,000
Cash	1,837,000
Top-up share options	701,000
Call / Put option	10,100,000
Total purchase price	29,655,000
Less: acquired cash	(347,952)
Purchase price, net of acquired cash	29,307,048
Accounts receivable	(461,249)
Prepaid expenses and other current assets	(6,111,957)
Fixed assets	(24,994)
Intangible assets	(4,980,000)
Accounts payable, accrued expenses and other liabilities	2,833,718
Deferred tax liability	1,171,555
Goodwill	$21,734,121

The acquired intangible assets are as follows

Amount
Trade names, trademarks, domain names and licenses	$4,900,000
Customer relationship	80,000
Total	$4,980,000

Genius Group Ltd.’s Acquisition of E-Square

On May 31, 2022, Genius Group Ltd acquired 100% of the voting equity interest of E-Square, and its wholly owned subsidiaries, for $3,845,000 of purchase consideration, made up of 328,236 of Genius Group Ltd ordinary shares for $2,692,000, $403,000 in cash, loans payable of $299,000, and $451,000 in put option. The company has also issued a put option to the seller of E-Squared Enterprises Ltd which allows the seller to exercise the put option and repurchase the company from the buyer, if the Company’s shares trade below $5.81 ($34.87 pre-split) at any given point of time from the date of commencement to two years. The Company has agreed to pay top up consideration for the year 2022 and 2023 for the positive difference between 2x annual revenue or 10x EBITDA for the financial year minus the hurdle amount which is the revenue or EBITDA for the previous year. The value of top up consideration is zero as of the acquisition date. Company utilized an independent third-party to determine the fair value of the acquired intangible assets, fair value of earn outs, and the fair value of options. E-Square operates as a primary school, secondary school, and vocational college provider in South Africa.

Below is a summary of the preliminary allocation of the purchase consideration to the fair value of the assets and liabilities associated with E-Square at acquisition.

Amount
Purchase price
Value of shares	$2,692,000
Cash	403,000
Deferred payment	299,000
Call / Put option	451,000
Total purchase price	3,845,000
Less: acquired cash	(262,518)
Purchase price, net of acquired cash	3,582,482
Accounts receivable	(178,081)
Prepaid expenses and other current assets	(31,242)
Fixed assets	(272,348)
Intangible assets	(100,000)
Accounts payable, accrued expenses and other liabilities	722,275
Deferred tax liability	37,838
Goodwill	$3,760,924

The acquired intangible assets are as follows

Amount
Trade names, trademarks, domain names and licenses	$100,000
Total	$100,000

Genius Group Ltd.’s Acquisition of University of Antelope Valley

On July 7, 2022, Genius Group Ltd acquired 100% of the voting equity interest of University of Antelope Valley for $14,487,000 of purchase consideration, made up of 1,000,000 of Genius Group Ltd ordinary shares for $6,470,000, $7,000,000 of cash and $1,017,000 in top up consideration. The top up consideration requires that within seven days after Genius Group files its tax return for the years 2022, 2023 and 2024, the Company and the seller will review the total revenue for the respective years. If the amount of University of Antelope Valley total revenue in 2022, 2023 and 2024 is an increase over $9,000,000 or the subsequent year’s total revenue, then the Company shall pay to the seller additional cash consideration in an amount equal to: (a) The 2022, 2023 or 2024 total revenue less the higher of either $9,000,000 or the previous year’s total revenue, (b) multiplied by two, (collectively over the three year period). The consideration is payable in cash. The Company utilized an independent third-party to determine the fair value of the acquired intangible assets, fair value of earn outs, and the fair value of options. University of Antelope Valley delivers its certification and degree programs to the students who physically enroll at their location in Lancaster, California.

Below is a summary of the preliminary allocation of the purchase consideration to the fair value of the assets and liabilities associated with University of Antelope Valley at acquisition.

Amount
Purchase price
Value of shares	$6,470,000
Cash	7,000,000
Top-up share options	1,017,000
Total purchase price	14,487,000
Less: acquired cash	(1,620,734)
Purchase price, net of acquired cash	12,866,266
Accounts receivable	(3,082,589)
Prepaid expenses and other current assets	(492,404)
Fixed assets	(1,051,934)
Accounts payable, accrued expenses and other liabilities	1,935,533
Goodwill	$10,174,872

Genius Group Ltd.’s Acquisition of Revealed Films

On October 4, 2022, Genius Group Ltd acquired 100% of the voting equity interest of Revealed Films for $20,380,397 of purchase consideration, made up of 1,353,966 of Genius Group Ltd ordinary shares for $7 million, $1 million in cash, $2 million of loans payable and $10,380,397 in top up consideration payable upon achieving the pre-agreed milestones. The loans payable of $2 million was paid to the sellers during Q1 2023. The Company has agreed to pay top up consideration of 1.5X the difference between the revenue in 2023, 2024 and 2025 if the revenue growth is higher than $7 million and a profit of at least 7%. The revenue growth is calculated as revenue during the year minus $7 million or previous year’s revenue if the target was met. The acquisition of Revealed Films occurred in the 4th quarter of the year and the valuation will be reviewed and finalized by an independent third-party in the first half of 2023. Revealed Films is a film production company based in Utah.

Below is a summary of the preliminary allocation of the purchase consideration to the fair value of the assets and liabilities associated with Revealed Films at acquisition.

Amount
Purchase price
Value of shares	$7,000,000
Cash	1,000,000
Deferred payment	2,000,000
Top-up share options	10,380,397
Total purchase price	20,380,397
Less: acquired cash	(145,532)
Purchase price, net of acquired cash	20,234,865
Accounts receivable	(152,920)
Prepaid expenses and other current assets	(745,521)
Goodwill	(1,008,694)
Intangible assets	(8,884,000)
Accounts payable, accrued expenses and other liabilities	1,660,727
Deferred tax liability	2,202,088
Goodwill	$13,306,545

The acquired intangible assets are as follows

Amount
Customer relationship	8,884,000

NOTE 5 — OTHER RECEIVABLES

	As of December 31,
	2022	2021

Other receivables (Short term)
GST receivable	$64,254	$—
Due from utility companies	45,570	$—
Other	10,480	66,000
Other receivables (short term)	$120,304	$66,000

Other receivables (Long term)
PJ Finn	$718,198	$—
Richard Evans	14,518	—
Other Receivables (long term)	$732,716	$—
	$853,020	$66,000

NOTE 6 — DUE FROM RELATED PARTY

Due from related parties as of December 31, 2022 and 2021 represents amounts receivable from related entities of the Company. The receivables are unsecured, bear no interest and are due on demand. The due from related parties (Long term) are recoverable within average life of three years.

	As of December 31,
	2022	2021

Due from related parties (Short term)
Accounts Receivable – Shareholders	$60,280	$20,550
Due from MSJ Foundation	102,356	—
Others	188,721	23,695
Total due from related parties (short term)	$351,357	$44,245

Due from related parties (Long term)
BMV Finance	$1,973,144	$—
Simon Zutshi	1,268,094	—
BG3 Ltd.	703,743	—
Zutshi LLP	380,121	—
Vision1 Investments	279,845	—
Crowd Property	260,124	—
Throckley	208,998	—
Others	98,187	—
Property Mastermind International	116,008	—
Total due from related parties (long term)	$5,288,264	$—
	$5,639,621	$44,245

NOTE 7 — INVENTORIES

As of December 31, 2022, and 2021 inventories consist of:

	As of December 31,
	2022	2021
Movie production costs	$648,337	$—
Books and periodicals	258,497	—
Food and beverage	48,677	38,500
Merchandise	45,350	51,777
Consumables	1,116	2,253
	$1,001,977	$92,530

NOTE 8 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2022, and 2021, prepaid expenses and other current assets consist of:

	As of December 31,
	2022	2021
Prepaid expenses	$798,140	$3,349,990
Deposits	165,868	59,925
Other current assets	126,779	80,531
Total	$1,090,787	$3,490,446

NOTE 9 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2022, and 2021:

	2022				2021
		Accumulated		Carrying		Accumulated	Carrying
	Cost	Depreciation	Impairment	Value	Cost	Depreciation	Value
Land	$1,486,718	$—	$(1,486,718)	$—	$1,486,718	$—	$1,486,718
Buildings	4,541,374	(1,289,314)	(3,252,060)	—	4,401,241	(989,085)	3,412,156
Leasehold property	5,136,738	(2,999,931)	(2,134,654)	2,153	4,261,623	(2,770,810)	1,490,813
Plant and machinery	147,887	(92,197)	(55,690)	—	136,692	(87,050)	49,642
Furniture and fixtures	647,046	(385,473)	(108,736)	152,837	537,964	(330,476)	207,488
Motor vehicles	384,643	(319,993)	(12,808)	51,842	320,103	(281,587)	38,516
Office equipment	99,739	(29,726)	(7,975)	62,038	26,287	(19,528)	6,759
IT equipment	142,100	(113,795)	(3,589)	24,716	113,790	(88,274)	25,516
Computer equipment	53,661	(14,780)	—	38,881	4,456	(4,456)	—
Programs and textbooks	16,594	—	—	16,594	—	—	—
Spa equipment, curtains, crockery, glassware, and linen	487,980	(228,636)	(45,274)	214,070	255,434	(196,926)	58,508
	$13,144,480	$(5,473,845)	$(7,107,504)	$563,131	$11,544,308	$(4,768,192)	$6,776,116

Reconciliation of property and equipment — 2022

	Opening Balance	Additions (Acquisitions)	Additions	Disposals	Translation	Depreciation	Impairment	Closing Balance
Land	$1,486,718	$—	$—	$—	$—	$—	$(1,486,718)	$—
Buildings	3,412,156	147,296	—	—	(7,164)	(300,228)	(3,252,060)	—
Leasehold property	1,490,813	798,702	76,873	—	(460)	(229,121)	(2,134,654)	2,153
Plant and machinery	49,642	—	11,195	—	—	(5,147)	(55,690)	—
Furniture and fixtures	207,488	16,083	92,849	—	150	(54,997)	(108,736)	152,837
Motor vehicles	38,516	66,244	—	(1,163)	(541)	(38,406)	(12,808)	51,842
Office equipment	6,759	50,955	22,496	—	—	(10,197)	(7,975)	62,038
IT equipment	25,516	24,721	—	—	3,588	(25,520)	(3,589)	24,716
Computer equipment	—	47,071	3,907	—	(1,772)	(10,325)	—	38,881
Programs and textbooks	—	16,594	—	—	—	—	—	16,594
Spa equipment, curtains, crockery, glassware and linen	58,508	253,219	15,360	—	(36,033)	(31,710)	(45,274)	214,070
	$6,776,116	$1,420,885	$222,680	$(1,163)	$(42,232)	$(705,651)	$(7,107,504)	$563,131

Reconciliation of property and equipment — 2021

	Opening Balance	Additions	Translation	Depreciation	Closing Balance
Land	$1,486,718	$—	$—	$—	$1,486,718
Buildings	3,950,627	—	(215,291)	(323,180)	3,412,156
Leasehold Property	1,655,128	—	9,777	(174,092)	1,490,813
Plant & Machinery	84,685	9,981	(37,427)	(7,597)	49,642
Furniture and Fixtures	189,373	65,127	(6,558)	(53,570)	207,488
Motor Vehicles	93,325	—	(21,803)	(33,006)	38,516
Office Equipment	10,435	2,688	—	(6,364)	6,759
IT Equipment	32,989	—	—	(7,473)	25,516
Spa Equipment, curtains, crockery, glassware and linen	93,710	—	—	(35,202)	58,508
	$7,596,990	$77,797	$(258,186)	$(640,485)	$6,776,116

NOTE 10 — RIGHT OF USE ASSET AND LEASE LIABILITY

Net carrying amounts of right-of-use assets

The carrying amounts of right-of-use assets are as follows:

	As of December 31,
	2022	2021
Right of use asset – Buildings	$2,541,123	$1,378,312
Right of use asset – Buildings (related party)	11,149,101	-
Right of use asset – Leasehold	992,410	992,410
Right of use asset – Office space	58,412	58,412
Foreign currency translation	(119,182)	(117,959)
Accumulated depreciation of right of use assets	(1,723,114)	(1,233,934)
Accumulated depreciation of right of use assets (related party)	(325,040)	-
	$12,573,710	$1,077,241

During the year ended December 31, 2022, the Company recorded depreciation of right-of-use assets of $814,220 (2021 — $507,688).

During July 2022, the Company signed two lease agreements for University of Antelope Valley’s buildings with the former owners, a related party, both with 12-year terms. A right of use asset and a lease liability of $11,149,101 was booked to the Consolidated Statements of Financial Condition for the leases.

Lease liabilities

The maturity analysis of lease liabilities is as follows:

	As of December 31,
	2022	2021
Within one year	$1,664,966	$436,270
Two to five years	6,280,716	298,594
Thereafter	17,871,937	9,007,645
	25,817,619	9,742,509
Less: Finance Charges component	(12,832,744)	(8,411,649)
	$12,984,875	$1,330,860

Lease liabilities – Current	$1,590,538	$436,271
Lease liabilities - Non-Current	11,394,337	894,589
	$12,984,875	$1,330,860

The weighted average discount rate utilized to calculate the present value of the lease liabilities was 7.71%. The average remaining life of the leases is 22 years.

NOTE 11 — INVESTMENTS AT FAIR VALUE

As of December 31, 2022, and 2021, investments at fair value consist of:

	As of December 31,
	2022	2021
Investments in YouGo World	$28,698	$28,698
Others	373	371
	$29,071	$29,069

On September 11, 2017, the Company entered into an agreement to purchase a 2.5% interest in YouGo World ltd., a start-up company focusing on mixed reality platforms, content, and services.

NOTE 12 — GOODWILL

Changes in goodwill are as follows during the years ended December 31, 2022 and 2021:

Balance as of December 31, 2020	$1,209,953
Additions - Foreign currency translation	110,147
Balance as of December 31, 2021	1,320,100
Less: Foreign currency translation	(113,150)
Additions - Goodwill on new acquisitions	50,399,733
Less: Impairment	(20,053,893)
Less: Goodwill tax adjustment	136,097
$31,688,887

Goodwill is allocated to the Company’s cash-generating units. The recoverable amounts of these cash- generating units have been determined based on value in use calculations. Other assumptions included in value in use calculations are closely linked to entity-specific key performance indicators. Based on the discounted cash flows of the cash generating units, the Company wrote off $20.1 million as of December 31, 2022. The cash generating units impaired were Property Investors Network of $5.8 million, University of Antelope Valley of $10.4 million, E-Squared Education of $2.3 million and Entrepreneurs Resort Ltd of $1.6 million due to a decrease in the fair value of the subsidiary based on a discounted cash flow model. See Note 4 — Business Combinations for additional details related to goodwill.

NOTE 13 — INTANGIBLE ASSETS

The Company’s intangible assets consist of costs incurred in connection with the development of the Company’s digital education software platform, the acquisition of customer relationships and trademarks.

A reconciliation of intangible assets for the years ended December 31, 2022 and 2021 are as follows:

	Balance as of December 31, 2021	Software Development Additions	Acquisition of Intangibles	Amortization Expense	Impairment	Foreign Currency Translation	Balance as of December 31, 2022
GeniusU software platform	$2,811,496	$743,995	$—	$—	$(1,084,613)	$—	$2,470,878
Trade names, trademarks and domain names	13,234	—	6,919,356	—	—	355	6,932,945
Customer Relationship		—	8,964,000	(321,832)	—		8,642,168
Accumulated amortization	(1,429,761)	—	—	(508,937)	—	—	(1,938,698)
Net carrying value	$1,394,969	$743,995	$15,883,356	$(830,769)	$(1,084,613)	$355	$16,107,293

	Balance as of December 31, 2020	Software Development Additions	Acquisition of Intangibles	Amortization Expense	Foreign Currency Translation	Balance as of December 31, 2021
GeniusU software platform platform	$2,007,182	$804,314	$—	$—	$—	$2,811,496
Trademarks	13,234	—	—	—	—	13,234
Accumulated amortization	(1,015,502)	—	—	(424,080)	9,821	(1,429,761)
Net carrying value	$1,004,914	$804,314	$—	$(424,080)	$9,821	$1,394,969

During the years ended December 31, 2022 and 2021, the Company recorded amortization of intangible assets in the amount of $830,769 and $424,080 respectively. The Company impaired $1.1 million of developed software at GeniusU due to a decrease in the fair value of the subsidiary based on a discounted cash flow model.

Annual estimated total amortization expense is $1.5 million, $1.42 million, $1.33 million for 2023 through 2025 and $12.93 million thereafter.

NOTE 14 — DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and (liabilities) as of December 31, 2022 and 2021 and the related activity for the years ended December 31, 2022 and 2021 are as follows:

	Balance as of December 31, 2021	Recognized in Business Combination	Recognized in Provision for Income Taxes	Balance as of December 31, 2022
Non-current assets:
Intangible Assets	$—	$(4,425,990)	$524,565	$(3,901,425)
Property, plant, and equipment	(883,075)	(341,825)	1,137,205	(87,695)
Other	—	—	(2,240)	(2,240)
	(883,075)	(4,767,815)	1,659,530	(3,991,360)

Current assets:
Receivables	—	—	—	—
Prepaid expenses	(17,195)	—	17,195	—
Other (Section 24C allowance)	50,019	799,647	(715,276)	134,390
	32,824	799,647	(698,081)	134,390

Current liabilities:
Depreciation	—	—	—	—
Income in Advance	127,129	—	238,248	365,377
Tax Losses	—	15,995	84,469	100,464
Net deferred tax assets and (liabilities)	$(723,122)	$(3,952,173)	$1,284,166	$(3,391,129)

	Balance as of December 31, 2020	Recognized in Business Combination	Recognized in Provision for Income Taxes	Balance as of December 31, 2021
Non-current assets:
Intangible Assets	$—	$—	$—	$—
Property, plant, and equipment	(979,612)	—	96,537	(883,075)
Other	(8,431)	—	8,431	—
	(988,043)		104,968	(883,075)

Current assets:
Receivables	—	—	—	—
Prepaid expenses	(11,849)	—	(5,346)	(17,195)
Other (Section 24C allowance)	26,452	23,451	116	50,019
	14,603	23,451	(5,230)	32,824

Current liabilities:
Depreciation	—	—	—	—
Income in Advance	98,015	—	29,114	127,129
Tax Losses	—	—	—	—
Net deferred tax assets and (liabilities)	$(875,425)	$23,451	$128,852	$(723,122)

Unused tax losses for which no deferred tax assets have been recognized as of December 31, 2022 and 2021 are as follows:

	As of December 31,
	2022	2021

Unused tax losses for which no deferred tax assets has been recognized	$(29,195,914)	$(9,982,291)
Potential tax benefit of such unused tax losses at applicable statutory tax rates	$(6,338,526)	$(2,050,255)

Management has evaluated and concluded that there were no material uncertain tax positions requiring recognition in the Company’s financial statements as of December 31, 2022 and 2021.

No tax audits were commenced or were in process during the years ended December 31, 2022 and 2021 and no tax related interest or penalties were incurred during those years.

The following jurisdictions and tax years are open to audit:

Jurisdiction	Open Tax Years
Indonesia	2018 - 2022
New Zealand	2019 - 2022
Singapore	2019 - 2022
South Africa	2018 - 2022
United Kingdom	2021
United States	2020 - 2022

NOTE 15 — OTHER NON-CURRENT ASSETS

As of December 31, 2022 and 2021, other non-current assets were $26,108 and $501,750, respectively.

NOTE 16 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

As of December 31, 2022 and 2021, accrued expenses and other current liabilities consist of:

	As of December 31,
	2022	2021
Accrued expenses	$1,539,791	$390,138
Sundry payables	1,007,222	165,307
North West Parks Board	955,591	1,177,050
VAT	184,977	48,493
Other taxation payable	121,959	33,314
Derivative liability	—	250,000
	$3,809,540	$2,064,302

The North West Parks Board accrual represents the amounts owed related to the Company’s Tau Game Lodge. The amount owed is related to turnover fees, concession fees and interest payable.

NOTE 17 — DEFERRED REVENUE

As of December 31, 2022 and 2021, deferred revenue consists of:

	As of December 31,
	2022	2021
Educational revenue paid in advance	$5,594,979	$1,630,723
Other prepaid income	583,797	638,473
Advance bookings for lodges	213,217	292,716
	$6,391,993	$2,561,912

A reconciliation of deferred revenue for the years ended December 31, 2022 and 2021 are as follows:

	As of December 31,
	2022	2021
Deferred revenue, beginning balance	$2,561,912	$1,546,712
Addition	6,180,022	1,773,994
Revenue earned	(2,349,941)	(758,794)
Deferred revenue, ending balance	$6,391,993	$2,561,912

NOTE 18 — LOANS PAYABLE

As of December 31, 2022 and 2021, loans payable consisted of:

	As of December 31,
	2022	2021
Loans payable – current portion	$334,391	$65,415
Loans payable – non-current portion	428,025	85,858
	$762,416	$151,273

In September of 2019, the Company obtained lines of credit in the aggregate amount of S$400,000 (approximately $296,912 at the 2019 exchange rate) for working capital and business expansions requirements in Wealth Dynamics Pte Ltd, which the Company drew down on in full. Loans in the amount of S$100,000 (approximately $74,228 at the 2019 exchange rate) shall be repaid over 36 monthly installments including both principal and the respective accrued interest. Interest on such principal shall bear at a rate of 8% per annum plus a margin of 0.88%, subject to adjustment. The Company has the option to prepay the loan before its maturity date, subject to a fee of 6.88% if paid within twelve months from the drawdown date. Loans in the amount of S$300,000 (approximately $222,684 at the 2019 exchange rate) shall be repaid over 60 monthly installments including both principal and the respective accrued interest. Interest on such principal shall bear at a rate of 6.25% per annum, subject to adjustment. The loans are secured by personal guarantees of the Director. During the year ended December 31, 2022, the Company repaid an aggregate of S$98,589, approximately $72,492 at the 2022 exchange rate (2021 — S$91,063 approximately $67,220 at the 2021 exchange rate) of principal plus the respective accrued interest.

Education Angels has obtained line of credit for working capital requirement in 2020, 2021 and 2022. The loans are secured by the guarantees of the Director and do not have covenant clauses. The outstanding principal as of December 31, 2022 is as follows:

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding as of December 31, 2022
IRD Loan	2020	$20,063	60 Months	3.25%	$16,900
Juke NWN765	2021	$19,679	36 Months	1.30%	$12,254
Qashqai NWN767	2021	$22,258	36 Months	1.20%	$13,886
Qashqai NWN766	2022	$22,258	36 Months	1.20%	$14,475

Mastermind Principles and Property Investors Network has obtained line of credit for the working capital requirement in 2020 and 2022. The loans are secured by the guarantees of the Director and do not have covenant clauses. The outstanding principal amount as of December 31, 2022 is as follows –

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding as of December 31, 2022
Lloyds CBIL (MPL)	2020	$239,540	60 Months	2.80%	$167,678
Funding Circle Loan (MPL)	2022	$380,804	48 Months	9.30%	$305,787
The Funding Circle (PIN)	2022	$116,054	48 Months	9.30%	$93,193
Lloyds Bounceback Loan	2022	$51,378	72 Months	2.50%	$41,335

Annual estimated total principal repayments are $361,019 in 2023, $237,970 in 2024, $146,893 in 2025, $8,267 in 2026 and $8,267 in 2027.

NOTE 19 — LOANS PAYABLE — RELATED PARTIES

Loans from related parties as of December 31, 2022 and 2021 consist of the following:

	As of December 31,
	2022	2021
Loan payable to related parties for the acquisition of Wealth Dynamics Current portion	$—	$425,551
Non-current portion.	—	—
Subtotal	—	425,551
Other loans payable to related parties, current	2,932,090	—
Other loans payable to related parties, non-current	1,729	—
Total loans payable to related parties	$2,933,819	$425,551

The loan payable to related party for the acquisition of Revealed Films is non-interest bearing with $2,000,000 payable on or before March 31, 2023. The loan is payable to the previous shareholder of Revealed Films. This loan was paid in full during March 2023.

The loan payable to related party for the acquisition of E-Squared Education Enterprises Pty Ltd is non-interest bearing with ZAR 3,600,000 (Approximately $299,231) payable on or before Nov 30, 2022. Company has agreed to repay the same in Q1 2023 and the loan was repaid in March, 2023.

The loan payable to the pre-acquisition owners of Revealed Films of $500,000 is non-interest bearing and is due to the operational funding by the owner of $250,000 by Jeff Hays and $250,000 by Patrick Gentempo in accordance with the acquisition agreement to continue the operations of Revealed Films and to assist with financing the company.

The loan payable to related parties for the acquisition of Entrepreneurs Institute is non-interest bearing, with $400,000 payable on each of the first and second anniversaries of the acquisition date. Other loans payable to related parties represent unsecured loans from shareholders, which bear no interest and are payable on demand. The loan was repaid in 2022.

The Company pays fees to Entrepreneurs Institute Australia Pty Ltd (“EIA”), an Australian company controlled and ultimately owned by Roger Hamilton and Sandra Morrell, directors of the Group. The total in 2022 was $325,243 (2021:$319,464). The sole purpose of the entity is to engage local team and physical resources to provide day to day support to the Group with its own business requirements as well as catering to external clients. EIA on-charges its costs and does not record a material profit or loss, therefore the related party shareholders do not receive any financial benefit from this arrangement. Unpaid fees are recorded as a related party loan payable and is not-interest bearing.

The Company pays fees to GeniusU Web Services India Pvt Ltd (“GU India”), an Indian company controlled and ultimately owned by Suraj Naik, an employee of the Group, and a family member of Suraj Naik. The total in 2022 was $209,322 (2021:$162,930). The sole purpose of the entity is to engage local team and physical resources to provide day to day support to the Group with its own business requirements as well as catering to external clients. GU India on-charges its costs and does not record a material profit or loss, therefore the related party shareholders do not receive any financial benefit from this arrangement.

Unpaid fees are recorded as a related party loan payable and is not-interest bearing.

NOTE 20 — CONVERTIBLE DEBT OBLIGATIONS

As of December 31, 2022 and 2021, the Company’s convertible obligations consisted of the following:

	As of December 31,
	2022	2021
Convertible debt obligations, beg, gross	$1,274,010	$1,531,639
Addition	9,599,390	—
Converted to equity	(459,370)	(257,629)
Converted to short term debt	(539,245)	—
Repayment	(509,311)	—
Deferred debt discount and Cost of Fund Raise	(1,389,623)	—
Convertible debt obligations, end, net	$7,975,851	$1,274,010
Convertible debt obligations, current portion	$5,752,328	$507,765
Convertible debt obligations, non-current portion	$2,223,523	$766,245

During the year ended 2019, Entrepreneur Resorts issued 36-month convertible loans in the principal amount of $2,256,178 which bear interest at rates between 10% to 12% per annum, payable monthly, quarterly, annually or at maturity depending upon the convertible note (the “2019 Convertible Notes). The notes are converted based on the offer by the Company at the market price and upon acceptance by the note holder.

During the year ended December 31, 2020, Genius Group Ltd issued 36-month convertible loans in the principal amount of $1,819,145 which bear interest at rates between 10% to 12% per annum, payable quarterly, annually or at maturity depending upon the convertible note (the “2019 Convertible Notes”). The convertible notes are convertible at the end of the term at the market price. Additionally, in connection with the convertible note issuances, the Company incurred $36,383 of debt issuance costs which are being accounted for as interest expenses. The notes are converted based on the offer by the Company at the market price and upon acceptance by the note holder.

During the year ended 2022, Genius Group Ltd entered into a Securities Purchase Agreement to issue convertible loan in the principal amount of $18,130,000 in face amount of a senior secured convertible note purchased for $17,000,000 by the selling shareholder or its affiliates or assigns in a transaction that closed on August 26, 2022, which is convertible into our ordinary shares at an initial fixed price of $5.17, subject to adjustment for stock dividends, stock splits, anti-dilution and other customary adjustment events. The ordinary shares issuable upon conversion of the convertible note are being registered and will be sold pursuant to the agreement by the selling shareholder. In addition, subject to the satisfaction of equity conditions, we may, at our election, make monthly principal amortization payments in our ordinary shares. If we elect to make amortization payments in ordinary shares, such ordinary shares will be valued at the lowest of (x) the fixed conversion price, (y) 90% of the volume weighted average price of our ordinary shares on the trading day preceding the amortization payment date and (z) 90% of the average of the three lowest volume weighted average prices for our ordinary shares during the 20 trading days preceding the amortization payment date.

During the year ended December 31, 2022, the company and holder of 2019 Convertible Notes in the aggregate amount of $503,311 was repaid and $4,454 along with the accrued interest of $18 were converted to into 743 Genius Group shares pursuant to conversion offer extended by Genius Group Ltd. The conversion was recorded as reduction in the liability and an increase to equity. The interest was charged to the profit and loss statement under interest expenses. The unpaid amount as of December 31, 2022 was nil (2021: $207,765) under the 2019 Convertible Notes.

During the year ended December 31, 2022, the company and holder of 2020 Convertible Notes in the agreement amount of $6,000 was repaid and $221,000 along with the accrued interest of $3,764 were converted into 37,463 Genius Group shares pursuant to conversion offer extended by Genius Group Ltd. The conversion was recorded as reduction in the liability and an increase to equity. The interest was charged to the profit and loss statement under interest expenses. The unpaid amount as of December 31, 2022 was $539,245 (2021: $766,245) under the 2020 Convertible Notes plan and is classified as Short term debt.

During the year ended December 31, 2022, the company and holder of 2022 Convertible Note converted aggregate amount of $707,306 including the accrued interest of $235,146 into the equity of Genius Group based on the share price calculated as per the agreement. The company issued 1,515,891 Genius Group Shares to fulfill the conversion request. The conversion was recorded as reduction in the liability and an increase to equity. The interest was charged to the profit and loss statement under interest expenses. The unpaid amount as of December 31, 2022 was $7,975,851 (2021: $0) and is classified as convertible debt obligations.

During the year ended December 31, 2021, the Company, and holders of 2020 Convertible Notes in the aggregate principal amount of $161,500 and $6,170 of accrued interest were converted into 13,306 GeniusU Limited ordinary shares pursuant to conversion offers extended by Genius Group Ltd at exercise prices equal to the fair value of a GeniusU Limited ordinary share at the time of conversion, or between $10 and $15 per GeniusU Limited ordinary share. The Company recorded the conversions by reclassifying the carrying value of the 2021 Convertible Notes to equity.

NOTE 21 — DERIVATIVE LIABILITIES

Derivative liabilities as of December 31, 2022 consist of the following:

As of December 31, 2022
Options	$24,041,198
Contingent consideration	12,447,396
$36,488,594

To account for the Options and Top Up Consideration for the acquisitions the Company used the following income approach valuation methods:

Top Up Consideration (excluding Revealed Films) and Call Option: The fair values of each was determined utilizing monte carlo simulations to simulate the potential payoffs.  A monte carlo simulation is a problem solving technique used to approximate the probability of certain outcomes by running multiple trial runs, called simulations, using random variables.

Put Option: The fair value of the put option was determined using a closed-form option pricing model commonly referred to as the Black-Scholes option pricing model.

Revealed Films Top Up Consideration: The fair value was determined utilizing a present value technique involving a discounted cash flow analysis.

The Company utilized an independent third-party to determine the fair value of the fair value of the contingent earn outs and the fair value of options. A reconciliation of derivative liabilities for the year ended December 31, 2022 is as follows:

Options

	Acquisition Value	Adjustments	Closing Value
PIN	$10,100,000	$12,250,000	$22,350,000
ESQ	451,000	1,240,198	1,691,198
	$10,551,000	$13,490,198	$24,041,198

The company has recorded the derivative liability for issuance of options as follows:

The company has issued a call option to the seller of Property Investors Network which allows the seller to exercise the call option to repurchase the company from the buyer, if the value of Company’s shares held by the seller is below GBP 10.2 million. To repurchase the company the Genius Group shares held by the seller, Simon Zushi, must be transferred back to the Company, the seller must pay back £3 million to Genius Group, less any cash taken out of Property Investors Network by Genius Group during the period commencing on the acquisition closing date and ending on the call completion date. The validity of such option is one year from the first anniversary of the acquisition close date. The change in the fair value of the call option is recorded as a gain or loss to Revaluation adjustment of contingent liabilities on the Statement of Operations and Comprehensive Loss during the year 2022.

The company has also issued a put option to the seller of E-Squared Enterprises Ltd which allows the seller to exercise the put option in return for the cash consideration, if the Company’s shares trade below $5.81 ($34.87 pre-split) at the agreed value of $1,907,598 at any given point of time from the date of commencement to two years. The change in the fair value of the put option is recorded as a gain or loss to revaluation adjustment of contingent liabilities on the Statement of Operations and Comprehensive Loss during the year 2022.

Contingent Consideration

	Acquisition Value	Adjustments	Closing Value
RF	$10,380,396	$-	$10,380,396
UAV	1,017,000	191,000	1,208,000
PIN	701,000	158,000	859,000
	$12,098,396	$349,000	$12,447,396

The company has recorded contingent consideration related to the acquisition companies. The company has agreed to pay the additional consideration to the seller of each companies listed on the table above upon achieving the pre-agreed milestones. The change in the fair value of contingent consideration is recorded as gain or loss to revaluation adjustment of contingent liabilities on the Statement of Operations and Comprehensive Loss during the year 2022. The details of each contingent considerations are as follows:

Revealed Films – The company has agreed to pay top up consideration of 1.5X the difference between the revenue in 2023, 2024 and 2025 if the revenue growth is higher than $7 million and a profit of at least 7%. The revenue growth is calculated as revenue during the year minus $7 million or previous year’s revenue if the target was met. The consideration will be paid by issuing Company shares in the assigned ratio for each of the sellers.

University of Antelope Valley – The company has agreed to the seller of UAV if the amount of UAV’s total revenue in 2022, 2023 and 2024 is an increase over $9 million during each of the year or subsequent year’s total revenue, then the purchaser shall pay an additional cash of an amount equal to the total revenue minus $9 million or previous year’s revenue multiplied by two. The consideration is payable in cash.

Property Investors Network – The company has agreed to pay the top up consideration if the 2x revenue or 10x EBITDA in 2022, 2023 or 2024 exceeds the purchase price or the previous year’s consideration; the difference between the value will be paid in additional consideration by 90% in shares and 10% in cash.

E-Squared Enterprises – The company has agreed to pay top up consideration for the year 2022 and 2023 for the positive difference between 2x annual revenue or 10x EBITDA for the financial year minus the hurdle amount which is the revenue or EBITDA for the previous year.

NOTE 22 — EQUITY

Contributed Capital

Equity Issued

During the years ended December 31, 2022 and 2021, the Company issued ordinary shares for net cash proceeds of $15,473,334 and $3,127,442, respectively.

During the year ended December 31, 2022, the Company issued the company ordinary shares with a gross value of $22,581,816 (net $15,202,858) from the IPO proceeds. The company also raised cash proceed of $270,476 from the share issuance during the IPO. GeniusU Limited issued ordinary shares with a value of $2,655,739 (2021 - $3,308,617) in exchange of cash and conversion from a loan to equity.

During the year ended December 31, 2022, Genius Group Ltd entered into a Securities Purchase Agreement to issue convertible loan in the principal amount of $18,130,000 in face amount of a senior secured convertible note purchased for $17,000,000. In relation to the offering, the company has classified the equity portion of the debt note valued at $6,893,064 net of debt discount and cost of fund raise.

During the year ended December 31, 2022, the Company issued Genius Group Ltd ordinary shares with a value of $35,098,001 in exchange for the 5 acquisitions that the company closed. Genius Group Ltd shares were valued using the market approach based on the price per share paid by third parties for Genius Group Ltd shares as of the acquisition date and share delivery date.

See below for discussions regarding additional equity issuances.

Shares Issued Related to Debt Conversions

During the year December 31, 2022, convertible debt obligations consisting of $936,543 (2021-$177,689) of principal and accrued interest were converted into Genius Group shares pursuant to conversion offers extended by Genius Group Ltd and Entrepreneur Resorts Limited. See Note 20 — Convertible Debt Obligations for additional information.

Shares Issued in Satisfaction of a Liability

During the year December 31, 2020, the Company issued $350,000 of Genius Group Ltd ordinary shares as partial settlement of a loan with the seller of Tau Game Lodge. The Company also granted a put option over shares issued in satisfaction of this liability and reported a liability of $250,000 payable in cash upon exercise. The seller of Tau Game Lodge exercised the put option in 2022 and the Company cancelled the shares valued at $350,000 and paid the liability of $250,000 in cash.

Stock-Based Compensation

During the year ended December 31, 2022 and 2021, the Company granted 560,188 and 14,306 Genius Group share options. The fair value of the options granted in 2022 was $2,189,351 and 2021 was $181,559, with the fair value expensed over the vesting period. During the year ended December 31, 2022, the Company issued 1,511,664 Restricted Stock Units (RSUs) to new hires. The RSUs fair value of $2,600,000 is being expensed over the applicable vesting period.

The Company values stock options using the Black-Scholes option pricing model and used the following assumptions during the reporting periods:

	Years Ended December 31,
	2022	2021
Risk-free interest rate	4.41%	0.73%
Contractual term (years)	1-3	1-3
Expected volatility	177.30%	66.00%
Expected dividends	0.00%	0.00%

A summary of the option activity during the year ended December 31, 2022 was as follows:

	No of Options	Weighted Average Share Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
Outstanding as of January 1, 2022	539,760	$4.74	1	$0
Granted	560,188	4.22	3	0
Exercised	(73,428)	5.81	-	0
Outstanding as of December 31, 2022	1,026,520	$4.38	2	$0

	Options Outstanding			Options Exercisable
Year	Exercise Price	Outstanding Number of Options	Underlying Common Stock	Weighted Average Remaining Life in Years	Exercisable Number of Warrants

2019 Share Option	$3.56	257,478	GNS	1	$257,478
2020 Share Option	5.81	74,640	GNS	1	74,640
2021 Share Options	5.81	134,214	GNS	3	134,214
2022 Employee Grants (Options)	4.22	560,188	GNS	3	0
	$4.38	1,026,520		2	$466,332

The Company recorded stock-based compensation in the amount of $1,308,784 and $293,837 during the years ended December 31, 2022 and 2021, respectively, in connection with the amortization of the grant date value of the stock options. The amount of $3,975,722 to be recognized as stock based compensation expense over the period 2023, 2024 and 2025.

NOTE 23 — REVENUES

The breakdown of revenues for the years ended December 31, 2022 and 2021 are shown below. The revenue is disaggregated into the categories the Company believes depict how and the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Years Ended December 31,
	2022	2021 As restated
Campus Revenue
– Sale of goods	$2,527,590	$3,102,210
– Rendering of services	2,110,531	—
Campus sub-total	4,638,121	3,102,210
Education Revenue
– Digital	8,011,319	5,192,594
– In-Person	5,544,176	—
Education sub-total	13,555,495	5,192,594
Total Revenue	$18,193,616	$8,294,804

NOTE 24 — OTHER OPERATING INCOME

For the years ended December 31, 2022 and 2021, other operating income consists of:

	Years Ended December 31,
	2022	2021
Other income	$144,396	$—
Subsidy from government	—	490,300
	$144,396	$490,300

NOTE 25 — GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the years ended December 31, 2022 and 2021 include the following:

	Years Ended December 31,
	2022	2021
Salaries, wages, bonuses, and other benefits	$8,909,585	$4,197,397
Professional and consulting fees	2,284,436	660,117
Marketing	1,917,377	73,277
Other	1,559,593	1,151,991
Provision for doubtful debts	1,509,484	(39,108)
Stock-based compensation	1,308,784	293,837
Utilities	952,056	142,019
Travel	851,139	13,356
Development charges	847,068	456,180
Rent expense	351,730	250,994
Repairs and maintenance	304,938	11,144
Athletic program expenses	277,604	—
	$21,073,794	$7,211,204

NOTE 26 — INTEREST EXPENSE, NET

For the years ended December 31, 2022 and 2021, the Company earned interest income and incurred interest expense as follows:

	Years Ended December 31,
	2022	2021
Interest (expense) income
Bank and other cash	$26,380	$(74,081)
Total interest (expense) income	26,380	(74,081)

Interest expense/finance costs
Lease liabilities	(491,336)	(131,291)
Other interest paid – loans	(847,520)	(103,357)
Amortization of debt discount	—	(140,837)
Total interest expense/ finance costs	(1,338,856)	(375,485)
	$(1,312,476)	$(449,566)

NOTE 27 — INCOME TAX EXPENSE

The Company is subject to income taxes in the countries of Indonesia, Singapore, New Zealand, United States, United Kingdom and South Africa.

The provision for income taxes consists of the following provisions (benefits):

	Years ended December 31,
	2022	2021
Current tax:
Current tax on profits for the year	$220,570	$—
	220,570	—
Deferred income tax:
(Increase) decrease in deferred tax assets	29,240	(29,230)
Decrease in deferred tax liabilities	(1,313,406)	(99,622)
	(1,284,166)	(128,852)
(Benefit from) Provision for income taxes	$(1,063,596)	$(128,852)

The provision for income taxes by country consists of the following provisions (benefits):

	INDONESIA	NEW ZEALAND	SINGAPORE	SOUTH AFRICA	UK	USA	CONSOLIDATED

Current Expense
Foreign	$(29,039)	$6,050	$-	$46,129	$197,430	$-	$220,570
Total Current Tax Expense	(29,039)	6,050	-	46,129	197,430	-	220,570

Deferred Expense
Federal	-	-	-	-	-	(124,478)	(124,478)
State	-	-	-	-	-	(24,010)	(24,010)
Foreign	(145,289)	(54,100)	29,503	(607,462)	(358,330)	-	(1,135,678)
Total Deferred Tax Expense	(145,289)	(54,100)	29,503	(607,462)	(358,330)	(148,488)	(1,284,166)

(Benefit from) Provision for Income Taxes	$(174,328)	$(48,050)	$29,503	$(561,333)	$(160,900)	$(148,488)	$(1,063,596)

The reconciliation of income taxes at the statutory rate of Singapore to the effective tax rates for the years ended December 31, 2022 and 2021 is as follows:

	Years ended December 31,
	2022	2021
Loss from continuing operations before provision for income taxes	$(56,315,143)	$(4,618,050)
Tax at the Singapore rate of 17%	(9,573,574)	(785,069)
Reconciling items:
Permanent differences	5,867,054	31,272
Current period net operating losses not recognised as a deferred tax asset	3,019,483	743,997
Rate differential – non-Singapore entities	(736,092)	(55,045)
Other deferred tax activity	359,533	(64,007)
(Benefit from) Provision for income taxes	$(1,063,596)	$(128,852)

NOTE 28 — EARNINGS PER SHARE

	Years ended December 31,
	2022	2021
Loss per share, basic and diluted	$(2.44)	$(0.28)
The calculation of basic and diluted loss per share has been based on the following loss attributable to ordinary shareholders and the weighted average number of ordinary shares
Net Loss	$(55,251,547)	$(4,489,198)
Non-Controlling Interest	(206,021)	(173,959)
Loss Attributed to Ordinary Shareholders	$(55,045,526)	$(4,315,239)

Weighted Average Number of Ordinary Shares
Issued at the beginning of the year	16,155,812	16,155,812
Issued in current Year	11,549,415	—
Issued at the end of the year	27,705,227	16,155,812
Weighted Average	22,634,366	16,155,812

Diluted earnings (loss) per share:
There are no dilutive instruments and therefore diluted earnings per share is the same as basic earnings per share

Instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive:

Share Options and RSUs	1,511,664	7,138,140

NOTE 29 — FAIR VALUE INFORMATION

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

Level 3: Unobservable inputs for the asset or liability.

As of December 31, 2022 and 2021, the Company’s financial assets and liabilities by level within the fair value hierarchy are as follows:

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Cash and Restricted Cash	$16,829,385	$—	$—	$16,829,385

FINANCIAL LIABILITIES
Contingent liabilities	—	—	36,488,594	36,488,594

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Cash	$1,784,938	$—	$—	$1,784,938

NOTE 30 — FINANCIAL RISK MANAGEMENT

The Company’s activities expose it to certain financial risks mainly related to:

➢	market risk (currency risk, interest rate risk and price risk);

➢	credit risk, and

➢	liquidity risk.

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

To mitigate risks associated with trade receivables, management makes use of credit approvals, limits, and monitoring, and only deals with reputable counterparties with consistent payment histories. Sufficient collateral or guarantees are also obtained when necessary. Each counterparty is analyzed individually for creditworthiness before terms and conditions are offered. The analysis involves making use of information submitted by the counterparties as well as external bureau data (where available). Counterparty credit limits are in place and are reviewed and approved by credit management committees. The exposure to credit risk and the creditworthiness of counterparties is continuously monitored.

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

The Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.

NOTE 31 — RELATED PARTIES

Relationships	Name of related party

Board members and key management	Roger James Hamilton
Sandra Lee Morrell Michelle Clarke
Suraj Naik
Patrick Grove Nic Lim Anna Gong Richard Berman
Timothy Murphy Erez Simha Ravinder Karwal Simon Zutshi
Lilian Niemann Angela Stead
Jeff Hays Patrick Gentempo
Related entity	GeniusU Web Services Pvt Ltd
Entrepreneur Institute Australia Pty Ltd
Health 360 Pte Ltd
The Genius Movement Pte Ltd
World Game Pte Ltd
Health Dynamics
Wealth Dynamics America
BG2 Ltd
BG3 Ltd
BG4 Ltd
BMV Finance
Crowd Property
Hatfield House
Property Mastermind International
Zutshi LLP
Vision 1 Investments
Throckley
MSJ Foundation

See Note 19 — Loans Payable, Related Parties for information on related party balances.

NOTE 32 — KEY MANAGEMENT COMPENSATION

The following tables set forth information regarding compensation awarded to or earned by our Executive Officers and Board of Directors during the years ended December 31, 2022 and 2021:

	2022			2021
	Salary	Stock Based	Total	Salary	Stock Based	Total
Key management compensation	$1,184,506	$553,987	$1,738,493	$975,110	$43,640	$1,018,750

NOTE 33 — SEGMENT REPORTING

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

The Company’s business consists of two reportable business segments:

➢	Education — entrepreneur education, management consultancy and business development tools.

➢	Campus — resorts, retreats, and co-working cafes for entrepreneurs.

The detailed segment information of the Company is as follows:

	For the Years Ended December 31
	2022			2021
	Education	Campus	Total	Education	Campus	Total
Revenues	$13,555,495	$4,638,121	$18,193,616	$5,192,594	$3,102,210	$8,294,804
Depreciation and amortization(1)(2)	$1,245,215	$1,105,425	$2,350,640	$426,740	$1,148,173	$1,574,913
Loss from operations	$(31,836,870)	$(9,746,037)	$(41,582,907)	$(2,153,975)	$(2,014,509)	$(4,168,484)
Net Loss	$(45,358,626)	$(9,892,921)	$(55,251,547)	$(2,252,795)	$(2,365,255)	$(4,618,050)
Interest Expense, net	$(943,916)	$(368,560)	$(1,312,476)	$(98,819)	$(350,747)	$(449,566)
Capital Expenditures	$—	$—	$—	$—	$—	$—
Property and equipment, net	$563,131	$—	$563,131	$15,442	$6,760,674	$6,776,116
Total Assets	$88,120,390	$3,139,237	$91,259,627	$5,122,967	$12,472,440	$17,595,407
Total Liabilities	$71,656,141	$5,648,650	$77,304,791	$3,589,315	$6,020,096	$9,609,411

(1)	Consists of $577,998 (2021-$426,740) of Education segment depreciation and amortization which is included in cost of revenue and $667,217 (2021-$0) which is included in operating expenses in the accompanying statements of operations

(2)	Consists of $590,228 (2021-$1,109,309) of Campus segment depreciation and amortization which is included in cost of revenue and $515,197 (2021-$38,864) which is included in operating expenses in the accompanying statements of operations

A summary of non-current assets (other than financial instruments) by geographic location appears below:

	For the Years Ended December 31,
	2022			2021
	Education	Campus	Total	Education	Campus	Total
Europe / Middle East / Africa	$12,792,087	$3,473,507	$16,265,594	$602	$8,476,791	$8,477,393
Asia / Pacific	24,799,301	4,112,755	28,912,056	—	2,120,102	2,120,102
North America / South America	21,831,530	—	21,831,530	501,750	—	501,750
	$59,422,918	$7,586,262	$67,009,180	$502,352	$10,596,893	$11,099,245

A summary of revenue by geographic location appears below:

	For the Years Ended December 31,
	2022			2021
	Education	Campus	Total	Education	Campus	Total
Europe / Middle East / Africa	$3,857,193	$2,403,570	$6,260,763	$1,948,567	$1,554,828	$3,503,395
Asia / Pacific	2,073,866	2,234,551	4,308,417	1,795,863	1,547,382	3,343,245
North America / South America	7,624,436	-	7,624,436	1,448,164	—	1,448,164
	$13,555,495	$4,638,121	$18,193,616	$5,192,594	$3,102,210	$8,294,804

NOTE 34 — EVENTS AFTER THE REPORTING PERIOD

Convertible Debt Obligations

Subsequent to December 31, 2022 and prior to the issuance of these financial statements, convertible debt obligations consisting of $5.9 million of principal and accrued interest were converted into 17.3 million shares of Genius Group Ltd pursuant to conversion offers extended by the Company. On March 29, 2023, the Company and Ayrton Capital amended the convertible debt agreement as follows:

●	The Company will make the remainder of monthly payments it owes on the $18.0 million convertible note in cash over time, to ensure no further dilution of shares. As such, the Company will not be subject to any future installment-related accelerations at a variable price from the note, unless consented to by the Company.

●	The Company will deliver to Ayrton Capital, 13.0 million ordinary shares relating to the redemption of convertible notes due for the period from January 2023 to March 2023.

●	Ayrton Capital released the remaining restricted cash held in deposit to the Company during April 2023.

Entrepreneur Resorts Ltd Proposed Spinoff

Subsequent to December 31, 2022, and prior to the issuance of these financial statements, shareholders have passed the resolution to authorize the spinoff of its subsidiary Entrepreneur Resorts Ltd (ERL) and adoption of new Company constitution. ERL is a public listed company on the Seychelles MERJ Stock Exchange, with 95% of outstanding shares owned by Genius Group.

Shareholders Resolution for Share Consolidation and Share Buyback

Subsequent to December 31, 2022, and prior to the issuance of these financial statements, shareholders have passed the resolution to authorize board to execute a share repurchase mandate and to execute a share consolidation as they deem fit.

