Form 20-F/A
period 2022-12-31
Genius Group Ltd
filed 2023-06-07
CIK 1847806

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO FORM 20-F

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

☒ Yes ☐ No

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

Auditor Name	Auditor Location	Auditor Firm ID
Marcum LLP	Melville, NY	688

EXPLANATORY NOTE: This Amendment No. 1 is being filed merely to correct a scrivener’s error in checking boxes on the cover page of this Form 20-F.

SIGNATURE

The registrant hereby certifies that is meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on its behalf.

GENIUS GROUP

By:	/s/ Roger Hamilton
Roger Hamilton
Chief Executive Officer

Date: June 07, 2023