Form 20-F/A
period 2022-12-31
Genius Group Ltd
filed 2023-08-04
CIK 1847806

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

EXPLANATORY NOTE REGARDING THE AMENDMENT

This amendment on form 20-F/A amends the annual report on form 20-F as originally filed with the U.S Securities and Exchange Commission (the SEC) on June 6 , 2023 . The company is filling this amendment to reflect solely to include clarification and further disclosure related to company’s dual listing on Upstream.

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

Risks Related to Our Business and Industry (All Group companies)

➢	We are a global business subject to complex economic, legal, political, tax, foreign currency and other risks associated with international operations, which risks may be difficult to adequately address.
➢	Our growth strategy anticipates that we will create new products, services, and distribution channels and expand existing distribution channels. If we are unable to effectively manage these initiatives, our business, financial condition, results of operations and cash flows would be adversely affected.
➢	Our growth may have a negative effect on the successful expansion of our business, on our people management, and on the increase in complexity of our software and platforms.
➢	If our growth rate decelerates significantly, our prospects and financial results would be adversely affected, preventing us from achieving profitability.
➢	We may be unable to recruit, train and/or retain qualified teachers, mentors, and other skilled professionals.
➢	Our business may be materially adversely affected if we are not able to maintain or improve the content of our existing courses or to develop new courses on a timely basis and in a cost-effective manner.
➢	Failure to attract and retain students to enroll in our courses and programs, and to maintain tuition levels, may have a material adverse impact on our business and prospects.
➢	If student performance falls or parent and student satisfaction declines, a significant number of students may not remain enrolled in our programs, and our business, financial condition and results of operations will be adversely affected.
➢	Our curriculum and approach to instruction may not achieve widespread acceptance, which would limit our growth and profitability.
➢	The continued development of our brand identity is important to our business. If we are not able to maintain and enhance our brand, our business and operating results may suffer.
➢	If our partnerships are unable to maintain educational quality, we may be adversely affected.
➢	There is significant competition in the market segments that we serve, and we expect such competition to increase; we may not be able to compete effectively.

➢	The COVID-19 pandemic has significantly negatively impacted segments of our business and may continue to do so.
➢	Our business and operations may be adversely affected by economic uncertainty and volatility in the financial markets, including as a result of the military conflict in Ukraine.
➢	Our business may be materially adversely affected by a general economic slowdown or recession.
➢	We may be sued for infringement of the intellectual property rights of others and such actions would be costly to defend, could require us to pay damages and could limit our ability or increase our costs to use certain technologies in the future.
➢	We cannot assure you that we will not be subject to liability claims for any inaccurate or inappropriate content in our training programs, which could cause us to incur legal costs and damage our reputation.
➢	We may be subject to legal liability resulting from the actions of third parties, including independent contractors and teachers, which could cause us to incur substantial costs and damage our reputation.
➢	We may not have sufficient insurance to protect ourselves against substantial losses.
➢	A cybersecurity attack or other security breach or incident could delay or interrupt service to our users and customers, harm our reputation or subject us to significant liability.

Risks Related to Our Business and Industry

➢	We are a growing company with a limited operating history. If we fail to achieve further marketplace acceptance for our products and services, our business, financial condition and results of operations will be adversely affected.
➢	Our Edtech platform is technologically complex, and potential defects in our platforms or in updates to our platforms could be difficult or even impossible to fix.
➢	System disruptions, capacity constraints and vulnerability from security risks to our online computer networks could impact our ability to generate revenues and damage our reputation, limiting our ability to attract and retain students.
➢	Our current success and future growth depend on the continued acceptance of the Internet and the corresponding growth in users seeking educational services on the Internet.
➢	We are susceptible to the illegal or improper use of our content, Edtech and platform (whether from students, teachers, mentors, management personnel and other employees, or third parties), or other forms of misconduct, which could expose us to liability and damage our business and brand.
➢	We may be unable to manage and adapt to changes in technology.
➢	We must monitor and protect our Internet domain names to preserve their value.
➢	The long-term success of our campuses is highly dependent on our ability to effectively identify and secure appropriate sites for new resorts and cafes.
➢	Increases in labor costs, labor shortages, and any difficulties in attracting, motivating, and retaining well- qualified employees within the hospitality industry could have an adverse effect on our business, financial condition, and results of operations for our resorts and cafes.

Risks Related to Our Business and Industry (Specific to Acquisitions)

➢	We have acquired the acquisitions and may pursue other strategic acquisitions or investments. The failure of an acquisition or investment (including but not limited to the Acquisitions) to be completed or to produce the anticipated results, or the inability to fully integrate an acquired company, could harm our business.
➢	The continued success of our Acquisitions depends initially on the value of the local brands of each of the companies and how we integrate those brands with Genius Group and GeniusU, which may be materially adversely affected by changes in current and prospective students’ perceptions post-acquisition.
➢	Growing the certified education courses offered by our Acquisitions could be difficult for us.

➢	Our Acquisitions are subject to uncertain and varying laws and regulations, and any changes to these laws or regulations may materially adversely affect our business, financial condition and results of operations.
➢	Regulatory changes that affect the timing of government-sponsored student aid payments or receipt of government-sponsored financial aid could materially adversely affect our liquidity.
➢	The changing public perception and changes to government policies with respect to private schools may have a materially adverse impact on our Acquisitions and our overall plans to expand in the early learning, primary school, secondary school and university markets.
➢	The poor performance or reputation of other early learning schools or the industry as a whole could tarnish the reputation of our Acquisition, Education Angels, which could have a negative impact on its business.
➢	Changes in the demand for childcare and workplace solutions, which may be negatively affected by demographic trends and economic conditions, including unemployment rates, may affect Education Angels.
➢	The expansion of Education Angels, into certain markets including the United States may be negatively impacted by increased competition based on changes in government regulation and benefit programs.
➢	Our Acquisition, E-Square, may be negatively affected by the economic and political conditions in South Africa.
➢	Public perception and regulatory changes in the primary school and secondary school systems in countries that E-Square may expand to may have a materially adverse impact on the company.
➢	Our growth plans for E-Square and our plans to expand into the primary school and high school markets will be a complex and lengthy process where future success is not assured.
➢	If we cannot maintain student enrollments and maintain tuition levels in our Acquisition, UAV, the university’s results of operations may be materially adversely affected.
➢	The reputation of UAV may be negatively influenced by the actions of other for-profit and private universities.
➢	The university and vocational college market is very competitive, and we may not be able to achieve our growth plans with UAV.
➢	If the graduates of UAV are unable to obtain professional licenses or certifications required for employment in their chosen fields of study, the university’s reputation may suffer and we may face declining enrollments and revenues or be subject to student litigation.
➢	If the graduates of UAV do not meet possible future standards of “gainful employment,” this may negatively affect the university’s reputation and access to government funding.
➢	Growing the online academic programs of UAV on the GeniusU Edtech platform could be difficult for us.
➢	If for-profit universities and colleges, which offer online education alternatives different from ours, perform poorly, it could tarnish the reputation of online education as a whole, which could impair UAV’s ability to grow its business.
➢	Our growth plans for UAV and our plans to expand into the university and vocational college market in the United States and globally is a complex and lengthy process, exposing us to risks inherent in international growth.
➢	The course content of our Acquisition, PIN, requires ongoing updating based on the current government regulations and market conditions of the property market.
➢	The wide range of differences between the property markets in different countries may make it challenging for PIN to achieve its global expansion plan.
➢	The reputation of PIN may be negatively influenced by the actions of other property investing training companies and courses.
➢	The demand for digital documentaries in our acquisition, RF, may decline post Covid, which may impact our ability to attract the same level of audience and in turn the same level of revenue as during Covid.
➢	The increasing competition within both the online streaming market and online documentaries may make it challenging to achieve profitable growth for RF.
➢	The documentaries produced by RF rely on the topics remaining popular for a period of time. A shift in the popularity of the topics covered may have an adverse effect on the sales of RF’s documentaries both at the time of launch and subsequently at the time of relaunch.

Risks Related to Investing in a Foreign Private Issuer or a Singapore Company

➢	As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the NYSE American listing standards. This may afford less protection to holders of our ordinary shares than U.S. regulations.
➢	We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are instead subject to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) reporting obligations that, to some extent, are more lenient and less detailed than those for a U.S. issuer.
➢	We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.
➢	We are a Singapore incorporated company, and it may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in Singapore.
➢	We are incorporated in Singapore, and our shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.
➢	We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.
➢	Singapore take-over laws contain provisions that may vary from those in other jurisdictions.
➢	Subject to the general authority to allot and issue new ordinary shares provided by our shareholders, the Singapore Companies Act and our constitution, our directors may allot and issue new ordinary shares on terms and conditions and for such purposes as may be determined by our Board of Directors (“Board”) in its sole discretion.
➢	We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders.
➢	Singapore taxes may differ from the tax laws of other jurisdictions.
➢	Tax authorities could challenge the allocation of income and deductions among our subsidiaries, which could increase our overall tax liability.

Risks Related to Ownership of Ordinary Shares

➢	The requirement that we repay the Convertible Note and interest thereon in cash under certain circumstances, and the restrictive covenants contained in the Convertible Note, could adversely affect our business plan, liquidity, financial condition, and results of operations.
➢	We may subject to default under our convertible note agreements that might limit our flexibility in managing the day to day operations
➢	Our assets and the assets of certain of our subsidiaries have been pledged as security for our obligations under the Convertible Note, and our default with respect to those obligations could result in the transfer of our assets to our creditor. Such a transfer could have a material adverse effect on our business, capital, financial condition, results of operations, cash flows and prospects.
➢	In the future, our ability to raise additional capital to expand our operations and invest in our business may be limited, and our failure to raise additional capital, if required, could impair our business.
➢	Our share price may be volatile, and the market price of our ordinary shares may drop.
➢	We have broad discretion over the use of proceeds we received in our IPO and may not apply the proceeds in ways that increase the value of our ordinary shares.
➢	A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.
➢	If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, our share price and/or trading volume could decline.
➢	We may not pay dividends on our ordinary shares in the future and, consequently, the investors’ ability to achieve a return on their investment will depend on appreciation in the price of our ordinary shares.
➢	We currently report our financial results under IFRS, which differs in certain significant respects from U.S. GAAP.
➢	We are an emerging growth company within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
➢	We incur significantly increased costs and devote substantial management time as a result of operating as a public company.
➢	If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence.

Risks Related to Duel listing on Upstream

➢	If we are not able to comply with the applicable continued listing requirements or standards of the NYSE American and Upstream, the NYSE American and/or Upstream could delist our ordinary shares
➢	We are dual listed on NYSE American and Upstream and there may sometimes be share price differences between the two exchanges
➢	U.S. investors are currently permitted to trade (buy, sell or deposit) Upstream listed securities, via intermediate US broker (Boustead security) .
➢	There are certain restrictions on U.S.-based investors that may complicate the trading process and will make it more expensive
➢	Traders on Upstream can face low liquidity of common stock and price volatility they may impact their trading economics
➢	The process of depositing and withdrawing securities involved “transmutation”, a process which is different and more complicated than common shares process transfer on US-based exchange.
➢	Upstream’s KYC (Know Your Customer) policies and procedures may fail to reject securities buy orders for direct U.S. person .
➢	We may distribute digital coupon to our shareholders that require them to register and open account on Upstream .
➢	Holders of common shares may not have all trading activity information that occurs on Upstream before making a decision to exchange their common shares for digital shares .
➢	MERJ Exchange and Merj Dep. are not registered in the U.S. as either broker dealer or N.S.E and/or clearing agency and investors might be required to transfer shares back to issuers transfer agent .
➢	A potential violation of section 5 of the Securities Act may arise if the interpretation or enforcement of the law and regulations regarding NFTs change .

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

Risks Related to Duel listing on Upstream

If we are not able to comply with the applicable continued listing requirements or standards of the NYSE American and Upstream, the NYSE American and/or Upstream could delist our ordinary shares.

We are dual listed on NYSE American and Upstream and there may sometimes be share price differences between the two exchanges

U.S. investors are currently permitted to trade (buy, sell or deposit) Upstream listed securities, via intermediate US broker (Boustead security)only ..

There are certain restrictions on U.S.-based investors that may complicate trading process and will make it more expensive

The Upstream policy, terms, and conditions state that if you are a U.S. or Canadian based investor, either a Canadian citizen, U.S. citizen or permanent resident, you will not be able to directly deposit, buy, or sell securities they previously purchased from an issuer, stockbroker or stock exchange that has subsequently dual-listed on Upstream. Unless they do it via an introducing broker - Boustead Securities .

Beginning in June 2023, MERJ entered into an introducing broker agreement with Boustead Securities whereby Boustead Securities acts as an agent to introduce their customers to MERJ in compliance with the exempt from registration under 15Aa-6.

Our common shares that deposited to Upstream are held by MERJ Dep., which is a licensed Securities Facility, in exchange for the issuance of the digital securities representing those shares that are tradable on Upstream. The beneficial owners of shares of common stock held by the Upstream nominee would be entitled to vote their shares held by the nominee at stockholder meetings and to receive notices and solicitation materials for stockholder meetings, receive the same dividends and all other rights conferred by our Company under state and federal laws. They are afforded these rights since they have not surrendered or otherwise disposed of their US common stock and the applicable laws are the same and the shares are the same class of stock, they are just represented digitally on a smartphone app.

In addition, shareholders on Upstream have the right to receive confirmations, proxy statements and other documents as distributed by the issuer pursuant to their legal obligations. There are no restrictions, limitations, or other losses of rights when US common stock is deposited for secondary trading on Upstream.

Investors are encouraged to take note that as in all dual listed securities that are traded on multiple marketplaces, there can be differences in pricing as a result of different liquidity, price discovery and otherwise. Trading on foreign exchanges can expose investors to various risks, including currency fluctuations and differences in trading rules and regulations. Here are some of the most common risks associated with trading on foreign exchanges like Upstream:

1.	Regulatory Risk: Different countries have different rules and regulations governing securities trading, and investors who trade on foreign exchanges may be subject to unfamiliar or complex regulations. In some cases, foreign regulators may have different reporting requirements or different standards for disclosure than US regulators, which can make it difficult for investors to make informed decisions. In addition, these rules and regulations may be imposed on regulated companies in an unpredictable manner and adversely affect the trading environment on the particular exchange.

2.	Market Risk: Non-US markets may be subject to different economic, political, or social conditions than US markets of which we are not aware, and which could negatively affect the performance of securities traded in those markets. Investors who trade on non-US exchanges may be exposed to higher levels of volatility and uncertainty than they would be if they traded solely on US exchanges.

3.	Liquidity Risk: Dual listed securities traded on non-US exchanges may have lower liquidity than comparable securities traded on US exchanges, which can make it more difficult for investors to buy or sell those securities at the desired price.

4.	Operational Risk: Trading on overseas exchanges may also expose investors to operational risks, such as delays or errors in the settlement of trades or difficulties in accessing trading platforms or loss of securities resulting from a failure of the exchanges operating and securities transfer operations.

5.	Media Risk :Negative news reported in the media concerning events reported with respect to the market for our securities on a foreign exchange or international markets generally could hurt the market for our Company’s stock. To the extent our stockholders that choose to have their Genius common stock traded in digital token form on Upstream experience trading difficulties, low trading prices due to foreign market conditions or a loss on their securities due to market conditions or exchange operational issues, there is the risk that reports in the media could hurt our stock prices in the Nasdaq Stock Market and our reputation and adversely affect the prices of our securities in the U.S. markets.

➢Traders on Upstream can face low liquidity of common stock and price volatility that may impact their trading economics

➢ The process of depositing and withdrawing securities involved “transmutation “ a process   which is different and more complicated than common shares process transfer on US-based exchange.

Common Stock deposited with Upstream (i.e. via MERJ Depository) are reflected as MERJ Depository Interests pursuant to the MERJ Depository Securities Facility Rules Directive on Depository Interests, the Share Tokens. The Share Tokens are a form of MERJ Depository Interests.

The MERJ DEP Securities Facility Rules, Directive on Depository Interests sets out the Rules governing MERJ Depository Interests. Specifically, Rules 1 to 15 apply.

Common Stock “deposited” with Upstream is transmuted to MERJ Depository Interests and vice versa for “withdrawals”. The process of depositing and withdrawing securities involves a “transmutation” process. Common stock deposited with Upstream results in title to the common stock being vested in the Depository Nominee on the books and records of the transfer agent and a new holding of MERJ Depository Interests for the shareholder being reflected in the MERJ Subregister. A withdrawal of securities results in the underlying securities being removed from the MERJ Subregister and included back on the register maintained by the transfer agent.

The deposit and withdrawal process can be initiated by the shareholder using the provide prompts in the Upstream app. This process can also be facilitated by contacting the company or its transfer agent in instances where access to Upstream app, a lost/stolen smartphone or similar occurs (i.e. similar to a “lost certificate” or a MERJ Depository bankruptcy scenario).     MERJ Depository is appointed to maintain the MERJ Subregister of the Share Tokens pursuant to the MERJ Depository Securities Facility Rules and Directive on Depository Interests.

MERJ Depository maintains the MERJ Subregister pursuant to the MERJ Depository Securities Facility Rules and Directive on Depository Interests. Participants of Upstream are able to use the facilities provided by MERJ Depository pursuant to the terms of the agreement entered into between each participant and Upstream. Applicable law and the governing jurisdiction of all agreements, rules and activities relating to Upstream is the laws of Seychelles.

MERJ Nominees Ltd. is a special purpose company with objects that limit its activities to holding securities of companies listed on MERJ Exchange. It is prohibited from having any other assets or liabilities or engaging in any other activity other than holding securities of companies listed on a MERJ market on trust pursuant to its constitutional objects. MERJ Depository is also obligated by agreement between the two parties to cover all financial obligations and human resources requirements of MERJ Nominees Ltd.

Underlying securities (e.g. Common Stock) held by MERJ Nominees Ltd. is held on trust pursuant to Rule 4.1 of the MERJ Securities Facility Rules Directive on Depository Interests) for the holders of Share Tokens. Section 28(2)(c) of the Seychelles Insolvency Act, 2013 states that “property held by the bankrupt on trust for any other person” shall not be included in the estate of the bankrupt party.

Holders of Share Tokens are entitled to all direct economic benefits and any other entitlements in relation to securities vested in the Depository Nominee.

Voting related matters are covered in detail in Rule 10 of the MERJ Securities Facility Rules Directive on Depository Interests. Pursuant to Rule 10.2 the issuer is obligated to send a Notice of any meetings to be convened to each Holder of MDIs at the same time as all other Holders of the same class of securities (e.g. the Common Stock). This is performed electronically by email and through the Upstream app. MDI holders have the option to appoint the Depository Nominee or another person as their proxy or to attend the meeting and vote directly.

➢Upstream’s KYC policies and procedures may fail to reject securities buy orders for direct U.S. person .

Upstream KYC does not rely on self-certification, all KYC certifications are verified by the Upstream KYC review personnel and involved manual work .

All Upstream users (US and overseas) are required to have passed a KYC review by Upstream personnel. Upstream determines whether a person is US domiciled or is a US person living overseas and restricts the app’s functionalities accordingly.

There are no defaults pending-KYC-review, only after a full KYC review by Upstream personnel are any securities transactions permitted.

Upstream requires the following KYC information to be supplied by users: name, date of birth, citizenship, cell phone, email address, postal address, bank account (no 3rd party transfers), EIN or SS#, selfie, photo ID, liveness detection in-app interview, GPS location or utility bill, and to verify an SMS code sent to the cell phone. Post KYC due diligence, the users’ details are also subjected to enhanced due diligence for AML, and these details are checked against international AML lists (ref: https://amlcop.com/). Users flagged as an AML risk are not permitted to trade on Upstream.

➢We may distribute digital coupon to our shareholders that require them to register and open account on Upstream

We may distribute Digital coupon that represent future discount for product purchased on our platform, for shareholders that exchange their shares and registered on Upstream . Digital coupon is available only to those investors who open an account on Upstream and are holding digital token . The Share Tokens received with respect to the exchange for the Company’s shares in connection with an investor’s listing those shares on Upstream resemble depository receipts, negotiable certificates issued by a bank representing shares in a foreign company traded on a local stock exchange. The Company’s shares of common stock so deposited are held by an Upstream nominee company (“Upstream nominee” or “nominee”) in exchange for the issuance of the digital tokens representing those shares that are tradable on Upstream. The beneficial owners of shares of common stock held by the Upstream nominee would be entitled to vote their shares held by the nominee at stockholder meetings and to receive notices and solicitation materials for stockholder meetings, receive the same dividends and all other rights conferred by the Company under state and federal laws. They are afforded these rights since they have not surrendered or otherwise disposed of their US common stock, they simply deposited it for secondary sale, into a nominee represented by street name, just as they do when they deposit for secondary trading at a US venue. The applicable laws are the same and the shares are the same class of stock, they are just represented digitally on a smartphone app.

In addition, shareholders have the right to receive confirmations, proxy statements and other documents as distributed by the issuer pursuant to their legal obligations. There are no restrictions, limitations, or other losses of rights when US common stock is deposited for secondary trading on Upstream.

Further, holders of Share Tokens are entitled to receive all direct economic benefits and any other entitlements in relation to the Common Stock including dividends. These rights are contractual as prescribed by Rule 4.1 of the MERJ Depository Securities Facility Rules Directive on Depository Interests. Pursuant to Corporate Law and the MERJ Depository Securities Facility Rules Directive on Depository Interests holders of Share Tokens have the right to receive confirmations, proxy statements and other documents required by Law to be provided to the holders of the company’s common stock. NFTs traded on Upstream have no royalties, equity ownership, or dividends. NFTs are for utility, collection, redemption, or display purposes only. Anyone may buy and sell NFTs on Upstream, however U.S. or Canadian-based citizens or permanent residents may only deposit, buy, or sell securities on Upstream after being introduced by a licensed broker-dealer. Note that U.S. or Canadian-based investors include those U.S. or Canadian citizens who may be domiciled overseas. All orders for sale are non-solicited by Upstream and a user’s decision to trade securities must be based on their own investment judgement. Anyone may buy and sell NFTs on Upstream.

➢Holders of common shares may not have all trading activity information that occurs on Upstream before making a decision t exchange their common shares for digital shares .

➢MERJ Exchange and Merj Dep. are not registered in the U.S. as either broker dealer or N.S.E and/or clearing agency and investors might be required to transfer shares back to issuers transfer agent .

MERJ Exchange and MERJ Dep. are not registered in the U.S. as either a broker dealer or a national securities exchange and/or clearing agency.  If it is determined that MERJ Exchange and MERJ Dep are operating as an unregistered broker dealer or national securities exchange and/or clearing agency, investors who transact in securities through Upstream may have recission rights and would be required to transfer such shares back to the issuers transfer agent.  The transfer of shares may take up to 48 hours and during such time, investors will be unable to trade their shares and may experience potential economic loss.

➢A potential violation of section 5 of the Secrities Act may arise if the interpretation or enforcement of the law and regulations regarding NFTs change .

  If the interpretation or enforcement of the law and regulations regarding NFTs change or if it is deemed by a regulatory body or court of competent jurisdiction were to conclude that we erroneously concluded that our NFTs are not securities, we could be potentially deemed to be in violation of Section 5 of the Securities Act of 1933, as amended. A violation of Section 5 would carry the possible following consequences: (i) civil penalties for monetary damages; (ii) disgorgement of any profits from issuance of the NFTs; and (iii) criminal penalties of up to five year term of sentence

We are dual listed on NYSE American and Upstream and there may sometimes be share price differences between the two exchanges

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

Item 18. Financial Statements.

The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F/A.

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

SIGNATURE

The registrant hereby certifies that is meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GENIUS GROUP

By:	/s/ Roger Hamilton
Roger Hamilton
Chief Executive Officer

Date: August 03, 2023

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

