Form 20-F
period 2023-12-31
Genius Group Ltd
filed 2024-05-15
CIK 1847806

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

C/O Jolie Kahn, Esq.

12 E. 49th Street, 9th floor

New York, NY 10016

Telephone: 516-217-6379

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: As of December 31, 2023, there were 73,873,784 shares of the registrant’s ordinary shares, no par value per share, issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes ☒ No

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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

GeniusGroup

We are an AI-driven education group powering the exponential economies of tomorrow.

Over 100% Y.O.Y.
Pro Forma
Revenue Growth
$8.3 Million revenue
$18.2 Million revenue
$23.1 Million revenue
$70.4 Million revenue
2021 Audited
2022 Audited
2023 Audited
2023 Pro Forma

Genius Team
Login
Register
Dedicated C-Suite Team and AI Tools for Entrepreneurs.

LEADING THE AI EDUCATION REVOLUTION

AI IS DISRUPTING A $10 TRILLION MARKET

$10
$8
$5
$3
$- 0
2000A
2005A
2010A
2015A
2020E
2025E
2030E

Global Education & Upskilling Spend

$ in Trillions

10T
2023E
8%
8%
6%
25%
54%
Pre K
K-12
Post Secondary
Corporate
Lifelong Learning

2030E Global Education & Upskilling Segments

Source: HolonIQ and various underlying estimates from Goldman Sachs, GSV, IBIS Capital, Citi

THE GLOBAL PROBLEM

Students, employees and entrepreneurs of all ages need relevant training and tools for the future of work.

OUR GLOBAL SOLUTION

An AI-Driven High Touch ecosystem of AI training and AI tools, connected by a High Tech Edtech platform.

Our AI-Driven Student Pathway

Our users join as free students and then progress to paying premium students, with our AI Avatars guiding them on their personalized path of AI training and AI tools.

Join a free event or course

Global Entrepreneur Summit
Global Impact Investor Challenge

Register on GeniusU and meet your AI Guide

The Worlds #1 Entrepreneur Education Platform
A Genie in the Pocket of Every Entrepreneur
GeniusU is For Everyone

Personalize your journey with AI

What kind of entrepreneur are you?

Follow a personalized learning path with AI training and AI tools

Are you a Student?
Are you a Startup Entrepreneur?
Are you a Leader?
Are you a Scaleup Entrepreneur?
Are you a Mentor?
Are you an Investor?

Build your Learning profile

Pauline Reach | Trader

The Future of Education is Life Long Learning

Early Childhood

Students

Entrepreneurs

Businesses

Governments

Student Education (B2S)

Pre-K, K-12 & University courses and camps based on entrepreneurial, exponential mindset, skills & technology

Government Programs (B2G)

Government directed AI, Web3 & public-private infrastructure to enable sustainable future focused innovation culture & Sovereign AI ecosystem

Entrepreneur Training (B2E)

Online and in-person skills training for leaders, entrepreneurs & investors in entrepreneurial, exponential skills & technology

Business Courses (B2B)

Company sponsored Summits, bompany Sprints and industry accelerators to train future focused pioneers with full AI SAAS & Web3 intel systems

Our Genius Curriculum

Our AI training and AI tools cover the full life long learning pathway, including students, entrepreneurs, businesses and governments in an Exponential Ecosystem.

Our Genius Group Companies

Genius Group has grown through a combination of organic growth and acquisition, integrating communities and digitizing content on our GeniusU Edtech platform.

GeniusGroup

Genius Group is the holding company that is acquiring other companies in the group. This is the company being listed on NYSE

geniusU

GeniusU is the edtech company that provides the AI personalized learning and global community to the rest of the group

GeniusU delivers digital assets and a global community that benefits all students in our group of companies.

ENTREPRENEURS INSTITUTE

Entrepreneurs Institute owns the leading set of entrepreneur education tools, for startups to high growth companies pin property investors network

Property Investors Network is an investor education network with investor meetups held in 50 cities and online.

REVEALED FILMS

Revealed Films delivers educational documentaries online, attracting new users and students to our group.

E-SQUARE EDUCATION
Established in 1994

EDUCATION ANGELS
IN HOME CHILDCARE

FatBrAin.

FatBrain AI delivers AI solutions to businesses and governments, powering the superstars of tomorrow.

A BRIEF GLOSSARY

To aid in the understanding the entities, acquisitions, products, services and certain other concepts referred to in this Annual Report, the following non-exhaustive glossary of terms is provided:

AI means Artificial Intelligence, which is a technology that enables machine learning, specifically in the case of Genius Group where our Genie AI Virtual Assistant and AI Avatars are able to recommend personalized steps for each student based on their personal strengths, passions, purpose, preferences and level of each student through their inputs on our Edtech platform.

Acquisitions refers to companies which have been bought and are controlled by the Genius Group

Bridge Loan refers to short term funding secured with proceeds of $2 million from an institutional investor for the face amount of $2.2 million in July 2023, which has subsequently been fully repaid.

Certification refers to the digital courses on our GeniusU platform that faculty members take in order to be certified to mentor students on GeniusU, and to be able to add their own courses and products to GeniusU.

City Leader refers to our mentors who host monthly events in their city to support the Students and mentors in their local area.

Convertible Note refers to the secured convertible note raised with proceeds of $17.0 million from an institutional investor for the face amount of $18.1 million in September, 2022, which has been fully repaid in 2023.

Debt Note refers to the secured debt note with proceeds of $5.0 million for the face amount of $5.72 million from an institutional investor in April, 2024, with a repayment schedule of 18 months.

E-Square refers to E-Squared Education Enterprises (Pty) Ltd, a South African private limited company and one of the Group Companies as defined below.

Edtech is an abbreviation of Educational Technology and refers to technology designed to improve the effectiveness, efficiency and experience of the education process. Genius Group is focused on growing as an Edtech group with the ability to scale rapidly and operate globally.

Education Angels refers to Education Angels in Home Childcare Limited, a New Zealand private limited company and one of the Group Companies as defined below.

Entrepreneurs Institute refers to Wealth Dynamics Pte Ltd, a Singapore private limited company and one of the Group Companies.

Entrepreneur Resorts refers to Entrepreneur Resorts Limited, a Seychelles public listed company on the Seychelles Merj Stock Exchange (Ticker: ERL). Entrepreneur Resorts was acquired by Genius Group in 2020, and subsequently spun off. The spin-off was completed on October 2, 2023.

FatBrain AI refers to FB PrimeSource Acquisition LLC, a Delaware based company, acquired in March 2024. FatBrain was acquired from FatBrain AI (LZG International) by Genius Group Ltd and has five subsidiaries located in Kazakhstan.

Genius City refers to Genius Group’s city-based model that delivers an AI-driven exponential ecosystems providing AI education and acceleration while localizing values and culture.

Genius Group (or the Group) refers to the entire group of companies within Genius Group including Genius Group Ltd and the Group Companies as defined below.

Genius Group Ltd refers specifically to the holding company, Genius Group Limited, the Singapore public limited company which owns the Group Companies. Prior to a corporate name change in July 2019, it was known as GeniusU Pte Ltd. For the avoidance of doubt, references in this Annual Report to Genius Group Ltd with respect to periods prior to its July 2019 name change should be understood as references to the company as operated under its previous name.

Genius Group Proforma refers to the entire group of companies within Genius Group including the FatBrain acquisition closed in March 2024.

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

Group Companies refers to all subsidiary companies within Genius Group that are partially or fully owned by Genius Group Ltd.

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

OpenExO refers to OpenExO Inc, a Delaware based company, which entered into a binding acquisition agreement with us March 2024 with closing pending final closing conditions. The financials of OpenExO are not included in this annual report.

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

Property Investors Network (or PIN) refers to Property Investors Network Ltd combined with its sister company Mastermind Principles Limited, a United Kingdom (“U.K.”) private limited company and one of the Group Companies.

Revealed Films (or RF) refers to Revealed Films Inc, US Corporation and one of the Group Companies.

Students refer to all individuals who have registered for courses in our Group Companies. This is further divided into Free Students, who have registered for free courses, and Paying Students, who have registered and paid for courses.

University of Antelope Valley (or UAV) refers to University of Antelope Valley, Inc., a California corporation and a Group Company which we are in the process of closing down.

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key Information—D. Risk Factors.” These forward-looking statements include:

●	our ability to compete in the highly competitive markets in which we operate, and potential adverse effects of this competition;
●	our ability to maintain revenues if our products and services do not achieve and maintain broad market acceptance, or if we are unable to keep pace with or adapt to rapidly changing technology, evolving industry standards and changing regulatory requirements;
●	uncertainty, downturns and changes in the markets we serve;
●	our expectations regarding the size of the global education and AI market, Edtech market and the various geographic and demographic markets that our group of companies serve;
●	our competitiveness in the marketplace in relation to existing and new competitors in the marketplace;
●	our commercialization strategy, including our plans to acquire education and AI focused companies, to combine them in a global curriculum and Edtech platform, and to digitize and distribute our courses and training globally;
●	our belief that we will be able to drive commercialization of our GeniusU Edtech platform through the growth of our A.I., and technology development;
●	our ability to effectively integrate our Group Companies in order to expand their product range and improve their financial performance;
●	the willingness of our Partners, mentors and Students to adopt GeniusU as their Edtech platform of choice;
●	our ability to effectively manage our anticipated growth;
●	the timing, scope or likelihood of regulatory submissions, filings, approvals, authorizations or clearances;
●	our ability to repay or service our debt obligations and meet the financial covenants related to such debt obligations;
●	our ability to enforce our intellectual property rights and to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties;
●	our ability to develop and maintain effective internal controls over financial reporting;
●	our ability to attract, motivate and retain qualified employees, including members of our senior management team;
●	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and a foreign private issuer;
●	the future trading price of common shares and impact of securities analysts’ reports on these prices;
●	our ability to fully derive anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions;
●	exchange rate fluctuations and volatility in global currency markets;
●	potential adverse tax consequences resulting from the international scope of our operations, corporate structure and financing structure; and
●	increased risks resulting from our international operations. ability to attract new funding with long term investors with acceptable terms

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

Risks Related to Our Business and Industry (All Group companies)

➢	We are a global business subject to complex economic, legal, political, tax, foreign currency and other risks associated with international operations, which risks may be difficult to adequately address.
➢	Our growth strategy anticipates that we will create new products, services, and distribution channels and expand existing distribution channels. If we are unable to effectively manage these initiatives, our business, financial condition, results of operations and cash flows would be adversely affected.
➢	Our growth may have a negative effect on the successful expansion of our business, on our people management, and on the increase in complexity of our software and platforms.
➢	If our growth rate decelerates significantly, our prospects and financial results would be adversely affected, preventing us from achieving profitability.
➢	We may be unable to recruit, train and/or retain qualified teachers, mentors, trainers and other skilled professionals.
➢	Our business may be materially adversely affected if we are not able to maintain or improve the content of our existing courses or to develop new courses on a timely basis and in a cost-effective manner.
➢	Failure to attract and retain students to enroll in our courses and programs, and to maintain tuition levels, may have a material adverse impact on our business and prospects.
➢	If student performance falls or parent and student satisfaction declines, a significant number of students may not remain enrolled in our programs, and our business, financial condition and results of operations will be adversely affected.
➢	Our curriculum and approach to instruction may not achieve widespread acceptance, which would limit our growth and profitability.
➢	The continued development of our brand identity is important to our business. If we are not able to maintain and enhance our brand, our business and operating results may suffer.
➢	If our partnerships are unable to maintain educational quality, we may be adversely affected.
➢	There is significant competition in the market segments that we serve, and we expect such competition to increase; we may not be able to compete effectively.
➢	Our business may be materially adversely affected if we experienced a cybersecurity attack.
➢	Our business and operations may be adversely affected by economic uncertainty and volatility in the financial markets, including as a result of the military conflict.
➢	Our business may be materially adversely affected by a general economic slowdown or recession.
➢	We may be sued for infringement of the intellectual property rights of others and such actions would be costly to defend, could require us to pay damages and could limit our ability or increase our costs to use certain technologies in the future.
➢	We cannot assure you that we will not be subject to liability claims for any inaccurate or inappropriate content in our training programs, which could cause us to incur legal costs and damage our reputation.
➢	We may be subject to legal liability resulting from the actions of third parties, including independent contractors and teachers, which could cause us to incur substantial costs and damage our reputation.
➢	We may not have sufficient insurance to protect ourselves against substantial losses.
➢	A cybersecurity attack or other security breach or incident could delay or interrupt service to our users and customers, harm our reputation or subject us to significant liability.

Risks Related to Our Business and Industry

➢	We are a growing company with a limited operating history. If we fail to achieve further marketplace acceptance for our products and services, our business, financial condition and results of operations will be adversely affected.

➢	Our Edtech platform is technologically complex, and potential defects in our platforms or in updates to our platforms could be difficult or even impossible to fix.
➢	System disruptions, capacity constraints and vulnerability from cybersecurity risks to our online computer networks could impact our ability to generate revenues and damage our reputation, limiting our ability to attract and retain students.
➢	Our current success and future growth depend on the continued acceptance of the Internet and the corresponding growth in users seeking educational services on the Internet.
➢	We are susceptible to the illegal or improper use of our content, Edtech and platform (whether from students, teachers, mentors, management personnel and other employees, or third parties), or other forms of misconduct, which could expose us to liability and damage our business and brand.
➢	We may be unable to manage and adapt to changes in technology.
➢	We must monitor and protect our Internet domain names to preserve their value.
➢	Increases in labor costs, labor shortages, and any difficulties in attracting, motivating, and retaining well- qualified employees within the hospitality industry could have an adverse effect on our business, financial condition, and results of operations for our resorts and cafes.

Risks Related to Our Business and Industry (Specific to Acquisitions)

➢	We have acquired our Genius Companies and may pursue other strategic acquisitions or investments. The failure of an acquisition or investment (including but not limited to the Acquisitions) to be completed or to produce the anticipated results, or the inability to fully integrate an acquired company, could harm our business.
➢

The continued success of our Genius Companies depends initially on the value of the local brands of each of the companies and how we integrate those brands with Genius Group and GeniusU, which may be materially adversely affected by changes in current and prospective students’ perceptions post-acquisition.

We are providing AI education and acceleration in the form of training courses and tools, and we may not keep pace with the speed of change of this technology.

➢	Growing the certified education courses offered by our Acquisitions could be difficult for us.
➢	Our Acquisitions are subject to uncertain and varying laws and regulations, and any changes to these laws or regulations may materially adversely affect our business, financial condition and results of operations.
➢	Regulatory changes that affect the timing of government-sponsored student aid payments or receipt of government-sponsored financial aid could materially adversely affect our liquidity.
➢	The changing public perception and changes to government policies with respect to private schools and education may have a materially adverse impact on our Acquisitions and our overall plans to expand in the early learning, primary school, secondary school and university markets.
➢

Our Acquisitions, may be negatively affected by the economic and political conditions on their local markets.

The poor performance or reputation of other early learning schools or the industry as a whole could tarnish the reputation of our Genius Company, Education Angels, which could have a negative impact on its business.

➢	Changes in the demand for childcare and workplace solutions, which may be negatively affected by demographic trends and economic conditions, including unemployment rates, may affect Education Angels.
➢	The expansion of Education Angels, into certain markets may be negatively impacted by increased competition based on changes in government regulation and benefit programs.

Our Genius Company, E-Square, may be negatively affected by the economic and political conditions in its local market South Africa.
➢	Public perception and regulatory changes in the primary school and secondary school systems in countries that E-Square may expand to may have a materially adverse impact on the company.
Our growth plans for E-Square and our plans to expand into the primary school and high school markets will be a complex and lengthy process where future success is not assured.
➢	The course content of our Genius Company, PIN, requires ongoing updating based on the current government regulations and market conditions of the property market.
➢	The wide range of differences between the property markets in different countries may make it challenging for PIN to achieve its global expansion plan.
➢	The reputation of PIN may be negatively influenced by the actions of other property investing training companies and courses.
➢	The requirement that we repay may impact our ability to attract the same level of audience and level of revenue.
➢	The increasing competition within both the online streaming market and online documentaries may make it challenging to achieve profitable growth for RF.
➢

The documentaries produced by RF rely on the topics remaining popular for a period of time. A shift in the popularity of the topics covered may have an adverse effect on the sales of RF’s documentaries both at the time of launch and subsequently at the time of relaunch.

We are in the process of closing UAV and this may result in additional liabilities, refunds or write-offs as we complete this process.

Our Genius Company, FatBrain AI, has developed AI-driven SAAS solutions which may become redundant if these products do not keep up with the rapid change of the AI marketplace and technologies.

FatBrain AI has achieved market success via its PrimeSource subsidiaries in Kazhakstan. This success may not translate as easily to other local markets in other countries, and it may be negatively affected by the economic and political conditions in its local market.

Risks Related to Investing in a Foreign Private Issuer or a Singapore Company

➢	As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the NYSE American listing standards. This may afford less protection to holders of our ordinary shares than U.S. regulations.
➢	We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are instead subject to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) reporting obligations that, to some extent, are more lenient and less detailed than those for a U.S. issuer.
➢	We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.
➢	We are a Singapore incorporated company, and it may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in Singapore.
➢	We are incorporated in Singapore, and our shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.
➢	We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.
➢	Singapore take-over laws contain provisions that may vary from those in other jurisdictions.
➢	Subject to the general authority to allot and issue new ordinary shares provided by our shareholders, the Singapore Companies Act and our constitution, our directors may allot and issue new ordinary shares on terms and conditions and for such purposes as may be determined by our Board of Directors (“Board”) in its sole discretion.

➢	We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders.
➢	Singapore taxes may differ from the tax laws of other jurisdictions.
➢	Tax authorities could challenge the allocation of income and deductions among our subsidiaries, which could increase our overall tax liability.

Risks Related to Ownership of Ordinary Shares

➢	The requirement that we repay Debt and interest thereon in cash under certain circumstances, and the restrictive covenants contained in the Debt Note, could adversely affect our business plan, liquidity, financial condition, and results of operations.
➢	We may subject to default under our Debt Note agreements that might limit our flexibility in managing the day to day operations
➢	Our assets and the assets of certain of our subsidiaries have been pledged as security for our obligations under the Debt Note and our default with respect to those obligations could result in the transfer of our assets to our creditor. Such a transfer could have a material adverse effect on our business, capital, financial condition, results of operations, cash flows and prospects.
➢	In the future, our ability to raise additional capital to expand our operations and invest in our business may be limited, and our failure to raise additional capital, if required, could impair our business.
➢	Our share price may be volatile, and the market price of our ordinary shares may drop.
➢	A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.
➢	If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, our share price and/or trading volume could decline.
➢	We may not pay dividends on our ordinary shares in the future and, consequently, the investors’ ability to achieve a return on their investment will depend on appreciation in the price of our ordinary shares.
➢	We currently report our financial results under IFRS, which differs in certain significant respects from U.S. GAAP.
➢	We are an emerging growth company within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
➢	We incur significantly increased costs and devote substantial management time as a result of operating as a public company.
➢	If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data

The following tables set forth summarizes combined pro forma financial data and audited summary consolidated financial data for the periods and as of the dates indicated. The summary combined unaudited pro forma financial data below includes the consolidated financials of all companies in the Genius Group, including the Group Companies as if they were operating as one group in the periods indicated. The pro forma financials for 2023 include the audited financial data of Genius Group Limited and the Group Companies from the financial data of the Acquisitions.

The summary income data for the years ended December 31, 2023 and 2022 and the summary balance sheet data as of December 31, 2023 and 2022 for the Group are derived from the audited consolidated financial statements included in this Annual Report. Our audited consolidated financial statements have been prepared in U.S. dollars and in accordance with IFRS, as issued by the IASB.

Genius Group Pro forma is made up of eight companies (taking into account the Group Companies, including FatBrain AI with the transaction completed in March 2024, and excluding ERL as spin off entity) that have varying financial performance. For this reason, you should read the summary combined pro forma financial data in conjunction with our audited consolidated financial statements and related notes beginning on page F-1 of this Annual Report, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Annual Report. Our historical results do not necessarily indicate our expected results for any future periods.

	Genius Group	Group
	Pro forma	Audited Financials
	Year Ended	Year Ended
	December 31,	December 31,
	2023	2023	2022
	(USD 000’s)	(USD 000’s)	(USD 000’s)
Revenue	70,371	23,063	18,194
Cost of revenue	(53,325)	(11,127)	(9,555)
Gross profit	17,046	11,936	8,639
Other Operating Income	346	344	144
Operating Expenses	(47,753)	(48,347)	(51,121)
Operating Loss	(30,361)	(36,067)	(42,338)
Other income	32,965	32,981	418
Other Expense	(4,070)	(3,704)	(15,151)
Net Loss Before Tax	(1,466)	(6,790)	(57,070)
Tax Benefits	644	1,079	1,063
Net Loss	(822)	(5,711)	(56,007)
Other Comprehensive Income	(204)	(204)	(290)
Total Comprehensive Loss	(1,026)	(5,915)	(56,297)
Net income per share, basic and diluted	(0.01)	(0.10)	(2.47)
Weighted-average number of shares outstanding, basic and diluted	55,501,971	55,501,971	22,634,366

	Genius Group	Group
	Pro forma	Audited Financials
	Year Ended	Year Ended
	December 31,	December 31,
	2023	2023	2022
	(USD 000’s)	(USD 000’s)	(USD 000’s)
Summary Balance Sheet Data:
Total current assets	23,617	9,634	24,251
Total non-current assets	74,279	33,580	67,009
Total Assets	97,896	43,214	91,260
Total current liabilities	39,245	17,248	23,378
Total non-current liabilities	9,608	6,251	53,927
Total Liabilities	48,853	23,499	77,305
Total Stockholders’ Equity	49,043	19,715	13,955
Total Liabilities and Shareholders’ Equity	97,896	43,214	91,260

FatBrain AI Financials

FatBrain Financials are included in the Pro forma financials and are derived by audited financials of Prime Source Group, Acquisition of assets and liabilities related to FB Prime Source Acquisition LLC and draft purchase accounting for the Acquisition. The financials of Prime Source Group are prepared in Kazakhstani Tenge.

Profit and Loss Statement (conversion rate 456.31)

	Prime Source Group			Acquisition of Assets and Liabilities	Adjustments	FatBrain AI
	Year Ended December 31, 2023
			(A)	(B)	(C)	(A)+(B)+(C)
		(KZT 000’s)	(USD 000’s)	(USD 000’s)	(USD 000’s)	(USD 000’s)
Sales	KZT	23,618,659	$51,760	$-	$-	$51,760
Cost of revenue		(19,925,686)	(43,667)	-	-	(43,667)
Gross profit		3,692,973	8,093	-	-	8,093
Other Operating Income		1,540	3	-	-	3
Operating Expenses		(1,022,196)	(2,240)	-	-	(2,240)
Operating Loss		2,672,317	5,856	-	-	5,856
Other income		30,913	68	-	-	68
Other Expense		(187,386)	(411)	-	-	(411)
Net Loss Before Tax		2,515,844	5,513	-	-	5,513
Tax Benefits		(199,124)	(436)	-	-	(436)
Net Loss After Tax		2,316,720	5,077	-	-	5,077
Other Comprehensive Income		-	-	-	-	-
Total Loss		2,316,720	5,077	-	-	5,077

Balance Sheet (conversion rate 454.56)

	Prime Source Group			Acquisition of Assets and Liabilities	Adjustments	FatBrain AI
	As of December 31, 2023
			(A)	(B)	(C)	(A)+(B)+(C)
		(KZT 000’s)	(USD 000’s)	(USD 000’s)	(USD 000’s)	(USD 000’s)
Summary Balance Sheet Data:
Total current assets	KZT	6,356,340	$13,984	$0	$0	$13,984
Total non-current assets		3,300,126	7,260	7,868	25,571	40,699
Total Assets		9,656,466	21,244	7,868	25,571	54,683
Total current liabilities		4,544,162	9,997	12,000	0	21,997
Total non-current liabilities		162,610	358	3,000	0	3,358
Total Liabilities		4,706,772	10,355	15,000	0	25,355
Total Shareholders’ Equity		4,949,694	10,889	-7,132	25,571	29,328
Total Liabilities and Shareholders’ Equity		9,656,466	21,244	7,868	25,571	54,683

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

	Genius Group	Group
	Pro forma	Audited Financials
	Year Ended	Year Ended
	December 31,	December 31,
	2023	2023	2022
	(USD 000’s)	(USD 000’s)	(USD 000’s)
Net Loss	(822)	(5,711)	(56,007)
Tax Benefits	(644)	(1,079)	(1,064)
Interest Expense, net	4,066	3,695	1,312
Depreciation and Amortization	3,949	3,271	2,351
Legal Expenses (non-recurring)	1,178	1,178	-
Impairment	15,387	15,372	28,246
Revaluation Adjustment of Contingent Liabilities	(32,775)	(32,775)	13,838
Stock Based Compensation	10	10	1,309
Bad Debt Provision	2,837	2,822	1,509
Adjusted EBITDA	(6,814)	(13,217)	(8,505)

Non-IFRS Financial Measures — Adjusted EBITDA - FatBrain AI Financials

FatBrain Financials are included in the Pro forma financials and are derived by audited financials of Prime Source Group, Acquisition of assets and liabilities related to FB Prime Source Acquisition LLC and estimated purchase accounting for the Acquisition. The financials of Prime Source Group are prepared in Kazakhstani Tenge. We have calculated EBITDA using the same approach as for the Group.

	Prime Source Group			Acquisition of Assets and Liabilities	Adjustments	FatBrain AI
	Year Ended December 31, 2023
			(A)	(B)	(C)	(A)+(B)+(C)
		(KZT 000’s)	(USD 000’s)	(USD 000’s)	(USD 000’s)	(USD 000’s)
Net Loss	KZT	2,316,720	$5,077	$-	$-	$5,077
Tax Benefits		199,124	436	-	-	436
Interest Expense, net		187,386	411	-	-	411
Depreciation and Amortization		565,331	1,239	-	-	1,239
Legal Expenses (non-recurring)		0	0	-	-	0
Impairment		6,862	15	-	-	15
Revaluation Adjustment of Contingent Liabilities		0	0	-	-	0
Stock Based Compensation		0	0	-	-	0
Bad Debt Provision		6,862	15	-	-	15
Adjusted EBITDA		3,282,285	7,193	-	-	7,193

Key Business Metrics

Education segment — Genius Group

	For the year ended December 31, 2023	For the year ended December 31, 2022
Number of students and users	5,540,229	4,450,852
Number of Free Students and users	5,340,323	4,278,933
Number of Paying Students and users	199,906	171,919
Number of Partners	14,779	14,760
Number of countries of operation	191	191
Marketing Spend	1,663,174	1,994,331
Education Revenue	18,618,170	23,469,609
Revenue from New Paying Students	6,687,919	10,164,848
New Students	625,861	1,640,698
New Paying Students	19,947	19,681
Conversion rate	3.19%	1.20%
Average Acquisition Cost per New Paying Student	82	101
Average Annual Revenue per New Paying Student	335	516
Net Income (Loss) margin	(28.58)%	(172.07)%
Adjusted EBITDA margin	(9.69)%	(11.76)%

The key business metrics for education segment is measured and calculated as

Number of students and users – The Number of Students, Number of Free Students, and Number of Paying Students are the total numbers for each at the end of the year. For purposes of determining the Number of Students, we treat each student account that registers with a unique email as a student and adjust for any cancellations. This number is then divided into the Number of Paying Students, who have made one or more purchases, and the Number of Free Students, who are utilizing our free courses and products without making a purchase.

Number of Partners - The Number of Partners is the total number of partners at the end of the year. For purposes of determining our Number of Partners, we treat each partner account who registers as a partner with an ability to earn on our platform as a partner.

Number of countries of operation – The Number of Countries of Operation is the total number of countries in which we have students or partners at the end of the year.

Marketing Spend - The Marketing Spend is the total annual marketing spend by the business to acquire new students and partners.

Education Revenue - Education Revenue is all revenue from the education segment of our total revenue.

Revenue from New Paying Students - Revenue from New Paying Students is the total amount of revenue generated from new paying students for the year.

New Students and New Paying Students - New Students is the total number of new students who joined as a student during the period. New Paying Students is the total number of paying students who have become customers for the first time during the year.

Conversion Rate - Conversion rate is calculated as the total students (including free students and paying students) converting into paying students and is derived by dividing the number of new paying students by the total number of new students.

Average Acquisition Cost per New Paying Student – The Average Acquisition Cost per New Paying Student is calculated by dividing the Marketing Spend by the Number of New Paying Students.

Average Annual Revenue per New Paying Student – This metric is calculated as the total revenue for the year derived from New Paying Students divided by the total number of New Paying Students.

Net Income (Loss) margin – The net income (Loss) margin is calculated as net income divided by the total education revenue.

Adjusted EBITDA margin – The adjusted EBITDA margin is calculated as Adjusted EBITDA divided by the total education revenue. The Adjusted EBITDA is Net Income (Loss) excluding tax expenses, interest expenses, depreciation and amortization, impairment, Revaluation Adjustment of Contingent Liabilities, stock-based compensation and bad debt provision.

Campus segment – Entrepreneur Resorts (spin-off completed on October 2, 2023)

	Key Business Metrics – Campus Segment
	For the nine months ended September 30, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Revenue	4,451,384	4,638,122	3,100,750
No of Locations	6	6	6
No of Seats/Rooms	367	367	367
Utilization	36%	33%	28%
Total Orders	108,096	136,204	96,390
Revenue Per Order	41	34	32

The information for the campus segment only includes 9 months of 2023 as the spin off was completed on October 2, 2023.

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

Going Concern

Pursuant to IAS 1, Presentation of Financial Statements, the Company is required to and does evaluate at each annual and interim period whether there are conditions or events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Based on the definitions in the relevant accounting standards, and due to the repositioning of the business, management has determined that without additional capital raised, in the next twelve months, there is substantial doubt about the Company’s ability to continue as a going concern.

The Company’s consolidated financial statements as of December 31, 2023 have been prepared on a going concern basis. Although the Company has taken, and plans to continue to take, proactive measures to enhance its liquidity position and provide additional financial flexibility, including discussions with lenders and bankers, there can be no assurance that these measures, including the timing and terms thereof, will be successful or sufficient.

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

In 2022 and 2023, over 80% of our revenues were generated from operations outside of the United States. Our GeniusU Edtech platform has students in 191 countries, each of which is subject to complex business, economic, legal, political, tax and foreign currency risks. As we continue to expand our international operations with our Genius Companies, we may have difficulty managing and administering a globally dispersed business and we may need to expend additional funds to, among other things, staff key management positions, obtain additional information technology infrastructure and successfully implement relevant course and program offerings for a significant number of international markets, which may materially adversely affect our business, financial condition and results of operations.

Additional challenges associated with the conduct of our business overseas that may materially adversely affect our operating results include:

➢	the large scale and diversity of our operational institutions present numerous challenges, including difficulty in staffing and managing foreign operations as a result of distance, language, legal, labor relations and other differences;
➢	each of our programs and services are subject to unique business risks and challenges including competitive pressures and diverse pricing environments at the local level;
➢	difficulty maintaining quality standards consistent with our brands and with local accreditation requirements;
➢	fluctuations in exchange rates, possible currency devaluations and currency controls, inflation and hyperinflation;
➢	difficulty selecting and monitoring partners in different jurisdictions;
➢	compliance with a wide variety of domestic and foreign laws and regulations;
➢	expropriation of assets by governments;
➢	political elections and changes in government policies;
➢	changes in tax laws, assessments or enforcement by taxing authorities in different jurisdictions;
➢	difficulty protecting our intellectual property rights overseas due to, among other reasons, the uncertainty of laws and enforcement in certain countries relating to the protection of intellectual property rights;
➢	lower levels of availability or use of the Internet, through which our online programs are delivered;
➢	limitations on the repatriation and investment of funds, foreign currency exchange restrictions and inability to transfer cash back to the United States without taxation;
➢	Cybersecurity attack or other security breach or incident could delay or interrupt our global business operations;
➢	potential economic and political instability the countries in which we operate, including student unrest; or
➢	business interruptions from acts of terrorism, civil disorder, labor stoppages, public health risks, crime and natural disasters, particularly in areas in which we have significant operations.

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

We anticipate that these expansion related issues will increase with our Group Companies and future growth. In addition, we believe that our corporate culture and values are critical to our success, and we have invested a significant amount of time and resources building them. If we fail to preserve our corporate culture and values, our ability to recruit, retain and develop personnel and to effectively implement our strategic plans may be harmed.

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

We believe that our growth depends on a number of factors, including, but not limited to, our ability to:

➢	Integrate the Group Companies and future acquisitions into the Group;

➢	Continue to introduce our products and services to new markets;
➢	Provide high-quality support to students and partnerships using our products and services;
➢	Expand our business and increase our market share;
➢	Compete with the products, services, offers, prices and incentives offered by our competitors;
➢	Develop new products, services, offerings and technologies;
➢	Identify and acquire or invest in businesses, products, offerings or technologies that we believe may be able to complement or expand our platform; and
➢	Increase the positive perception of our brands.

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

We may be unable to recruit, train and/or retain qualified teachers, mentors, and other skilled management and professionals.

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

Our requirement for teachers at all levels has increased with the Group Companies completed. There is a limited pool of qualified individuals with these specialized attributes. We must also provide continuous training to teachers and mentors so that they can stay abreast of changes in student demands, academic standards and other key trends necessary to teach online effectively. We may not be able to recruit, train and retain enough qualified teachers and mentors to keep pace with our growth while maintaining consistent teaching quality and robust platform content.

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

We continually seek to maintain and improve the content of our existing courses and develop new courses in order to meet changing market needs. Revisions to our existing courses and the development of new courses may not be accepted by existing or prospective students in all instances. If we cannot respond effectively to market changes, our business may be materially adversely affected. Even if we are able to develop acceptable new courses, we may not be able to introduce these new courses as quickly as students require or as quickly as our competitors are able to introduce competing courses. If we do not respond adequately to changes in market requirements, our ability to attract and retain students could be impaired and our financial results could suffer. This applies to most of our Group Companies.

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

Each of our Group Companies has worked hard to establish the value of its individual brand. Brand value may be severely damaged, even by isolated incidents, particularly if the incidents receive considerable negative publicity. There has been a marked increase in use of social media platforms, including weblogs (blogs), social media websites, and other forms of Internet-based communications that allow individuals access to a broad audience of interested persons. We believe students and prospective teachers and mentors value readily available information about our companies and programs and often act on such information without further investigation or authentication, and without regard to its accuracy. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information concerning our Company and our programs may be posted on such platforms and devices at any time. Information posted may be materially adverse to our interests, it may be inaccurate, and it may harm our performance and prospects.

The risk of damage or dilution of brand identity potentially increases during acquisitions, and this risk has increased since we have completed the acquisition of our Group Companies and may increase further as we are in the process of integration and expansion.

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

Our business and operations may be adversely affected by economic uncertainty and volatility in the financial markets, including as a result of the military conflict in Ukraine and other parts of the world.

Our business and results of operations may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond our control. Our business could be impacted by, among other things, downturns in the financial markets or in economic conditions, increases in oil prices, inflation, increases in interest rates or continued high rates, supply chain disruptions, declines in consumer confidence and spending, and geopolitical instability, such as the military conflict in the Ukraine and in the Middle East. We cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact our business.

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

System disruptions, capacity constraints and vulnerability from cybersecurity and security risks to our online computer networks could impact our ability to generate revenues and damage our reputation, limiting our ability to attract and retain students.

The performance and reliability of our technology infrastructure is critical to our reputation and ability to attract and retain students, teachers, mentors, and our community. Any cyber-attack or sustained system error or failure, or a sudden and significant increase in bandwidth usage, could limit access to our learning system, and therefore, damage our ability to generate revenues. Our computer networks may also be vulnerable to unauthorized access, computer hackers, computer viruses and other malware, and other security problems.

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

Increases in labor costs, labor shortages, and any difficulties in attracting, motivating, and retaining well- qualified employees could have an adverse effect on our business, financial condition, and results of operations.

Labor is a significant component in the cost of operating our businesses. If we face labor shortages, increased labor costs because of increased competition for employees, higher employee turnover rates, inefficiency in scheduling our employees, increases in local minimum wage, or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be negatively impacted. Our success depends in part upon our ability to attract, motivate, and retain enough well-qualified operators and management personnel, as well as enough other qualified employees.

Risks Related to Our Business and Industry (Specific to Group Companies)

As we have completed the acquisition of our Group Companies, we may continue to pursue other strategic acquisitions or investments. The failure of an acquisition or investment (including but not limited to the Group Companies) to be completed or to produce the anticipated results, or the inability to fully integrate an acquired company, could harm our business.

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

The continued success of our Group Companies depends initially on the value of the local brands of each of the companies and how we integrate those brands with Genius Group and GeniusU, which may be materially adversely affected by changes in current and prospective students’ perceptions post-acquisition.

Each of our Group Companies has worked hard to establish the value of their individual brands. A merger or acquisition is a significant event in any company’s history, which may cause concern or trigger potentially negative commentary or criticism whether by staff members, students or local communities. The perception of the changes and improvements we intend to implement with each Acquisition may have unintended consequences which impact on the current brand value and reputation of each Acquisition. This may be materially adverse to our interests, it may be inaccurate, and it may harm our performance, prospects and business.

Growing the certified education courses offered by our Group Companies could be difficult for us.

We anticipate significant future growth from online courses we offer to students on GeniusU, integrating with our Group Companies. The expansion of our existing online programs, the creation of new online programs and the development of new fully online or hybrid programs may not be accepted by students or our partners, or by government regulators or accreditation agencies. In addition, our efforts may be materially adversely affected by increased competition in the online education market or because of problems with the performance or reliability of our online program infrastructure. There is also increasing development of certified online programs by traditional schools universities, both in the public and private sectors, which may have more consumer acceptance than programs we develop, because of lower pricing or greater perception of value of their degrees in the marketplace, which may materially adversely affect our business, financial condition and results of operations.

Our Group Companies are subject to uncertain and varying laws and regulations, and any changes to these laws or regulations may materially adversely affect our business, financial condition and results of operations.

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

Education Angels receives funding from the New Zealand. Education Angels receives funding from the New Zealand Government for 50% of educator fees based on approval by the New Zealand Ministry of Education.

Should the New Zealand government, or in the countries of future acquisitions, change regulations that impact the timing or receipt of government-sponsored student aid, this could materially adversely affect our liquidity as well as our business and results of operations, and in turn affect our enrolment numbers.

The changing public perception and changes to government policies with respect to private schools may have a materially adverse impact on our Group Companies and our overall plans to expand in the early learning, primary school, secondary school and university markets.

The views taken by students, parents and the government on private schools vary from country to country and change over time. China imposed restrictions on education companies that operated private tuition centers and Edtech companies providing private tutors in 2021. This included a broad ban on private companies that teach the Chinese school curriculum from making profits, raising capital or going public. While China’s actions against private education institutions did not directly impact our Group Companies, as less than 1% of group revenues is generated from Chinese students, it is an indication of the negative impact a country can impose on private education and there is a risk that other countries may follow a similar path. For example, the Indian government has expressed concern about the rapid growth of for- profit, private education in the country. While this has not yet led to any restrictive regulations, it has resulted in India’s largest private Edtech startups setting up a self-regulatory industry group to draw up a code of conduct to present to the government.

In the United States, the Biden Administration has indicated that it wants higher scrutiny of for-profit colleges and universities to ensure higher standards are met in order to qualify for government funding. While there has not yet been any concrete actions taken by the government in this regard, should such actions be taken and imposed, this may materially adversely affect the revenues of our Acquisition, UAV, in the event the university is not able to meet any new standards imposed. Any other such restrictions imposed in the future by governments in the countries where we plan to expand to with our Group Companies, or any negative changes in public perception towards for-profit education companies in contrast to non-profit schools may negatively affect our Group Companies’ business, financial condition and results of operation.

The poor performance or reputation of other early learning schools or the industry as a whole could tarnish the reputation of our Genius Company, Education Angels, which could have a negative impact on its business.

With reference specifically to our Genius Company, Education Angels, the company operates in a sector which does not have the same level of oversight as Primary, Secondary and Tertiary education. For example, in most countries, including the U.S., license requirements to operate a childcare business vary from state to state, while education standards during early learning are relatively relaxed when compared to the accreditation and other standards required of primary schools, high schools and universities.

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

Changes in the demand for childcare and workplace solutions, which may be negatively affected by demographic trends and economic conditions, including unemployment rates, may affect our Genius Company, Education Angels.

The target market for our Genius Company, Education Angels, is dual-income families or working single parents who are seeking an early learning solution for their child that includes childcare. Different countries have different funding programs for early learning and childcare, but in most cases the parents are required to pay for some or all childcare services. As a result, Education Angels is and will continue to be dependent on this demographic segment to maintain and grow revenues. Changes in demographic trends, including the number of dual-income or working single parent families in the workforce, inflation, personal disposable income and birth rates may impact the demand for Education Angels’ services.

Further, a deterioration of general economic conditions, including rising unemployment, may adversely impact the demand for our services due to the tendency of out-of-work parents to diminish or discontinue utilization of our services. Such changes could materially and adversely affect Education Angels’ business and operating results.

Our Genius Company, E-Square, may be negatively affected by the economic and political conditions in South Africa.

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

The primary school and second school systems in countries where we plan to expand the courses and programs of our Genius Company, E-Square, are undergoing changes in public perception together with regulatory changes. For example, in the United Kingdom, government funding of schools has dropped 8% in the last decade and public confidence in the high school exam system dropped during the COVID-19 Pandemic after the government abolished all exams in 2020 and replaced them with teacher assessments.

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

Our growth plans for our Genius Company, E-Square, and our plans to expand into the primary school and high school markets will be a complex and lengthy process where future success is not assured.

We believe that the growth of our Genius Companies has been supported by our strategy of focusing on adult entrepreneur training where government regulation and curriculum requirements are far more relaxed than in the primary school and high school sectors. We believe the main reason that there has not been a well- known and well-branded new global curriculum developed and accepted internationally since the International Baccalaureate system in 1968 is the complex combination of government regulations, accreditations and curriculum standards that must be met across multiple countries, together with the varying expectations of parents, students, employers, colleges and universities as to what these schools must deliver.

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

The course content of our Genius Company, PIN, requires ongoing updating based on the current government regulations and market conditions of the property market.

The core course content delivered has historically been focused on entrepreneur skills, and while the courses are refreshed annually, the majority of the leadership, sales, marketing, team development and financial management skills that are taught remain relevant from one year to the next. Our Acquisition, PIN, has thrived by running courses and events where students can learn the most current strategies that property investors are applying effectively to build their property portfolio. These strategies tend to be more dynamic based on changing market trends, interest rates, financing opportunities and changes in government policies, incentives and restrictions.

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

Change of users behavior may impact our ability to continue and gain interest around our generated content, which might translate to lower number of users and revenue.

Revealed Films generates multiple content films during the year and sells them to specific audiences. Possible change of those user behaviors, who spend less time in front of digital media, might impact Revealed Film’s ability to continue and generate interest around its newly published content which will translate to lower number of users and revenue. The possible decline in revenue may also reduce the planned investment in new content that supports our lifelong learning curriculum.

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

If we are not able to comply with the applicable continued listing requirements or standards of the NYSE American , the NYSE American could delist our ordinary shares.

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

History and development of the Company.

Our Company

We believe that we are a world leading AI Education and Acceleration Group based on student numbers with a student base of 3.5 million on GeniusU at the end of December 2023. Our mission is to disrupt the current education model with a student-centered, lifelong learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market.

To help achieve our mission, we completed an IPO on NYSE American, on April 14, 2022. Over the last two years we have achieved significant year-over-year revenue growth through a combination of organic growth and acquisition. In 2023, we rationalized the business with an increase focus on our digital programs, spinning off Entrepreneur Resorts, and in 2024 we increased our focus on AI education, closing an asset purchase agreement with FatBrain AI and signing an acquisition with OpenExO (completion subject to final closing conditions being met).

Our Pre-IPO Group includes our holding company, Genius Group Ltd, our Edtech platform, GeniusU Ltd, and two companies that were acquired: Entrepreneurs Institute in 2019 and Entrepreneur Resorts in 2020 (spin-off completed on October 2, 2023).

The core entrepreneur education system has been delivered virtually and in-person, in multiple languages, locally and globally mainly via our GeniusU Edtech platform to adults seeking to grow their entrepreneur and leadership skills. Our partners and community are global with an average of 7,200 new students joining our GeniusU platform each week in 2023. Our City Leaders have been conducting our events (physically or virtually) in over 100 cities and over 2,500+ faculty members have been operating their microschools using our online tools.

In addition, we are now expanding our education system to age groups beyond our adult audience, to children and young adults. Our Group Companies are our first step towards this. They include: Education Angels, which provides early learning in New Zealand for children from 0-5 years old; E-Square, which provides primary and secondary school education in South Africa; Property Investors Network, which provides property investment courses and events in England, UK; Revealed Films, a media production company that specializes in multi-part documentaries and FatBrain, which provides powerful and easy-to-use AI solutions to empower the enterprise stars of tomorrow to grow, innovate, and drive the majority of the global economy.

Additional companies include University of Antelope Valley, which provided vocational certifications and university degrees in California, USA, is included in our 2023 financial results and is now in the process of closure, and OpenExO, which delivers education and certifications on AI and exponential organizations, with acquisition agreement signed in Mar 2024 and in the process of closing pending final closing conditions. OpenExO’s financials are not included in this report.

The FatBrain AI acquisition has added $51.8 million in revenue to the Group in the year ended Dec 31, 2023, which represents 74% of the $70.4 million pro forma Group revenue during this period, while the rest of the Group generated $18.7 million in pro forma revenue. For the year ended December 31, 2023, the audited group revenue was $23.1 million compared to $18.2 million in 2022.

In coming years, we plan to continue the growth of our Group through a combination of organic growth of our Edtech platform together with the acquisition of various education companies that we believe provide complementary programs that can be added to our Genius Curriculum. This Report provides details of both our acquisition strategy together with our plans to integrate these Group Companies together with future acquisitions into our Edtech platform, “AI education and acceleration” vision, Genius Curriculum and “freemium” student and partner conversion models.

We define “AI powered, entrepreneur education” as AI powered, personalized discovery-based learning that leads to higher levels of self-awareness, self-mastery and self-expression. We believe this in turn develops leadership and entrepreneurial skills through which students can independently create value and “create a job” rather than being dependent on a system in which they need to “get a job”. We believe these skills can be nurtured from an early age.

We also believe these skills can be learned at any age, enabling adults to reskill and upskill themselves. We describe our Genius Curriculum, together with the philosophy, principles, learning methodology, course content and delivery of our curriculum in the “Our Genius Curriculum” section below.

We believe one of the industry’s most in need of disruption and upgrading is the global education and training industry, which education market intelligence firm HolonIQ forecasts to grow to $10 trillion in size by 2030. The 2020 World Economic Forum “Schools of the Future” report highlights the urgent need for a more relevant curriculum to prepare students and adults for the future. We believe that the COVID-19 crisis put an additional spotlight on the urgent need for an updated education system that is both high-tech and high-touch.

We have built our Genius Companies to date through organic growth and acquisitions, with a focus on adding value to each company through GeniusU, which we are developing to provide AI powered, personal recommendations and guidance for each student.

On our Edtech platform, GeniusU, we are developing our Genie AI virtual assistant to give each student a personalized learning path at every stage of their education, with an intention for this to be delivered at every age from early age to 100 years old. In 2023 and early 2024 we have also launched AI Avatars and AI tools to support our students and users to accelerate their learning, and the FatBrain AI acquisition, together with the OpenExO acquisition, provides us with a series of AI SAAS platforms and tools to add to our product range of AI education and acceleration.

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

Our Group Companies provide a lifelong learning Genius Curriculum where children from early age to 5 year old students can learn their natural way to learn and play, 6 to 12 year old students can build their life leadership and entrepreneurial skills, 13 to 21 year old students can learn how to start their business, join our global mentorship program with a small business or learn key vocational skills in our camps and competitions, and the over 21 year old students take our courses and receive mentorship for every level of business from startup to large corporations seeking an entrepreneurial edge.

We are developing this curriculum as a supplement to the existing education system, and in time we aspire to create a fully accredited replacement to the traditional U.S. school and university pathway.

We have grown and will continue to grow through a combination of organic growth and acquisitions. Our organic growth is a result of attracting our students to the courses on our Edtech platform and attracting partners and faculty who market and deliver the courses. These courses include our own wholly owned curriculum together with courses that our partners and faculty add to our curriculum.

We also partnered and intend to continue to partner with and, where appropriate, acquire companies that have courses, faculty and communities that we believe provide a valuable addition to our Group. We plan to add their courses to GeniusU, providing a full lifelong learning pathway that can be accessed by our community globally, with the direction of our Genie AI, AI Avatars and with the support of our global and local faculty. We plan to continue this strategy of acquiring companies and then adding value to them by combining them in one Edtech platform and curriculum.

As of December 31, 2023, overall partnership revenues contribute 39% towards the revenue of the Education company, with the remaining 61% of revenue from our fully owned courses and curriculum. As of the date of this Prospectus, we have over 1,400 events, courses and products listed on our digital platform; partners earn commissions as a result of sales processed through our platform. Due to the number of faculty and partners, together with the number of courses and products delivered on our platform, there is no one partner or product that makes up more than 5% of our revenues.

We are following a fifteen-year growth plan:

In phase one, from 2015 to 2020, our focus has been attracting adult entrepreneurs to use our entrepreneur education tools and proving our Edtech business model in countries around the world.

In phase two, from 2020 to 2025, our goal is to integrate our AI powered, entrepreneur education tools into the existing education system through licenses, partnerships and acquisitions, with our aspiration for our entrepreneur education programs and Edtech platform becoming the programs and platform of choice by schools, colleges, universities and companies in our target markets.

In phase three, from 2025 to 2030, our goal is to have developed a full curriculum accredited and receiving funding from government bodies in the U.S., the U.K., Europe, Asia and Australasia and seen as a viable alternative by students, parents, partner schools and companies around the world to the existing education options.

History and Corporate Structure

The origins of Genius Group began in 2002 when Singapore-based entrepreneur, Roger Hamilton created the Wealth Dynamics system as a personality profiling tool for entrepreneurs to discover their strengths and weaknesses, and build an entrepreneurial team. Over the next decade the popularity of the tool led to Roger growing Wealth Dynamics into a global company with country licenses around the world and a community of over 250,000 entrepreneurs by 2012.

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

From 2015 to 2017, GeniusU grew rapidly from ~300,000 students in the first year to over 700,000 students by the third year. During this time, Entrepreneurs Institute had continued to grow and a third company under Roger Hamilton’s majority ownership, Entrepreneur Resorts Limited, had been established to expand on the successful and profitable model of providing entrepreneur retreats and co-working spaces in paradise. In August 2017, Entrepreneur Resorts consummated its initial public offering on the Seychelles TropX stock exchange, now the MERJ stock exchange, raising $3 million and acquiring Tau Game Lodge, a South African Safari Lodge to add to Entrepreneur Resorts’ property portfolio. The portfolio at that time also included Vision Villas, a Bali-based entrepreneur resort and Genius Cafe, a Bali-based entrepreneur beach club. Entrepreneur Resorts Limited was spun off from the Genius Group in September 2023.

At the end of 2018, the one company in the Group was GeniusU Pte Ltd, which changed its name to Genius Group Ltd. This was in its third full year of operation as an Edtech company. Genius Group Ltd had grown in its first three years to 1.2 million students with revenues of $4.8 million.

At the end of 2019, Genius Group had grown to include Genius Group Ltd, GeniusU Ltd and Entrepreneurs Institute, with GeniusU Ltd formed as the new Edtech company and Entrepreneurs Institute acquired as part of the Group. Combined revenues in 2019 of the Pre-IPO Group, which includes Entrepreneur Resorts, acquired in August 2020, were $9.9 million, and Adjusted EBITDA was $1.2 million. Total assets at the end of 2019 were $17.6 million, total liabilities were $12.2 million and total shareholders’ equity was $5.3 million. Our revenue growth from $4.8 million in 2018 to $9.9 million in 2019, represents a 106% year-on-year increase, with 15% organic growth and 91% growth from acquisition. These four companies make up the Pre-IPO Group.

At the end of 2020, Genius Group had entered into agreements to secure the four new Group Companies: Education Angels, E-Square, Property Investors Network and University of Antelope Valley. Acquisition of the four Group Companies closed after the IPO in 2022, and therefore all four are currently part of our consolidated audited results for the period after acquisition to the year end.

In 2020, during the pandemic, the Pre-IPO Group saw an 11% growth in its digital education revenue, 2% growth in its total education revenue. During the year Entrepreneur Resorts had a 55% revenue decline as it closed its locations in Singapore, South Africa and Bali, Indonesia, resulting in $7.6 million in revenue, $3.5 million in gross profit, and $(0.1) million in Adjusted EBITDA for the Pre-IPO Group in 2020. Our revenue decreased from $9.9 million in 2019 to $7.6 million in 2020, a reduction of 23%. This was largely due to the effect of the COVID-19 pandemic on Entrepreneur Resorts.

At the end of 2021, we continued to grow the Group without completing any new acquisitions. Based on audited financials, combined revenues in the fiscal year ended December 31, 2021 were $8.3 million, with $2.8 million in gross profit, ($4.2) million in operating loss, ($4.6) million in net loss and $0.3 million in Adjusted EBITDA.

The pro forma revenue including the four acquisition and excluding ERL was $21.0 million. The pro forma revenue was the combination of $5.2 million in core revenue, and $15.8 million in pro forma revenue from the Group Companies. This further breaks down to the following revenue from each Acquisition: University of Antelope Valley, $9.0 million revenue (43% of total), with a further $1.1 million of other income from government grants not included in this total; Property Investors Network, $5.1 million revenue (24% of total); Education Angels, $0.9 million revenue (5% of total); and E-Square, $0.7 million (3% of total).

At the end of 2022, we continued to grow the Group and acquired US based film production company Revealed Films in October 2022. Also, we closed the acquisition of four Group Companies that were contingent to our IPO. Based on pro forma financials and including the five Group Companies and excluding Entrepreneur Resorts Ltd, combined revenues in the fiscal year ended December 31, 2022 were $23.5 million, with $12.9 million in gross profit, ($32.2) million in operating loss from the continued business operations and ($6.9) million in Adjusted EBITDA.

The $23.5 million in pro forma revenue was the combination of $4.8 million in revenue from the Pre-IPO Group excluding Entrepreneur Resorts Ltd, and $18.6 million in revenue from the Group Companies.

The two main revenue segments of the Group are made up of education revenue and campus revenue. Our education revenue on the audited financials grew from $5.2 million in 2021 to $13.6 million in the fiscal year ended December 31, 2022.

Our campus revenue is the revenue of Entrepreneur Resorts Ltd. This increased from $3.1 million in 2021 to $4.6 million in the fiscal year ended December 31, 2022 as our campus venues began to reopen in line with easing of pandemic restrictions. The campus revenue is excluded from the pro forma financials.

When combined with the revenue of the Group Companies, of which 100% is education revenue, our pro forma education revenue for the Group was $23.5 million in 2022.

At the end of December 31, 2023, based on pro forma financials and including the six Group Companies and excluding Entrepreneur Resorts Ltd, combined revenues in the fiscal year ended December 31, 2023 were $70.4 million, with $17.1 million in gross profit, ($30.3) million in operating loss from the continued business operations and ($6.8) million in Adjusted EBITDA.

The $70.4 million in pro forma revenue was the combination of $23.1 million in revenue from the Group, $51.8 million in revenue from the FatBrain AI acquisition and excluding $4.5 million in revenue from Entrepreneur Resorts Limited.

Our education revenue on the audited financials grew from $13.55 million in 2022 to $18.6 million in 2023. Our campus revenue is the revenue of Entrepreneur Resorts Ltd. This decreased from $4.6 million 2022 to $4.5 million in 2023 as we spun off the business on October 2, 2023. The campus revenue is excluded from the pro forma financials.

When combined with the revenue of the Group Companies, of which 100% is education revenue, our pro forma education revenue for the Group was $70.4 million in the year 2023.

In the first four months to April 30, 2024, in events subsequent to the full year of 2023 covered in this annual report, Genius Group has closed the transaction with FatBrain AI and signed a binding acquisition with OpenExO, with closing subject to closing conditions being met.

These acquisitions strengthen the Group’s position and product range to fulfil its mission of “AI Education and Acceleration”. The Group has also raised additional financing to fund our growth plans, including an $8.25 million public offering on January 17, 2024, and a $5.0 million debt note secured on April 29, 2024.

Together with a series of senior appointments, including the appointment of Adrian Reese as Chief Financial Officer and a series of product launches, including the Group’s Student AI, Genius Team AI Avatars and Genius City Model launch, the Group believes it is positively positioned to capitalize on the increasing demand for AI training and AI tools.

We use Adjusted EBITDA, a non-IFRS measure, in various places in this Prospectus, as described in the “Non-IFRS Financial Measures — Adjusted EBITDA” section above.

B. Business Overview

Our Mission

Our mission is to develop an AI education and acceleration system that prepares students for the 21st century. We believe that the current global education system is in need of a more relevant, upgraded, student-centered curriculum that is both high-tech and high-touch. We believe that such a curriculum can be a force for good. As Nelson Mandela said, “Education is the most powerful weapon which you can use to change the world.”

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

For governments that are under pressure to deliver an effective education with employable students with various limitations on how rapidly they can innovate within the existing system, our mission is to provide a viable alternative to the current system in partnership with the leading education institutions, business leaders and organizations seeking to solve the same issues.

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

Our AI Entrepreneur Education Vision

We define “AI entrepreneur education” as an AI powered, personalized, discovery-based learning experience that cultivates greater self-awareness, self-mastery, and self-expression. By developing leadership and entrepreneurial skills, students are empowered to independently create value and “create a job” rather than relying on a system in which they must “get a job.” We believe these skills and competencies can be nurtured from an early age and can be acquired at any stage in life, allowing adults to reskill and upskill as needed.

With our vision of a global education system rooted in our entrepreneurial philosophy, we are committed to delivering AI powered, personalized, discovery-based learning at all ages. Our Group Companies share this vision and have been working diligently to realize it. In the following sections, we explore the commonalities and differences among these companies and provide a detailed overview of our groundbreaking Genius Curriculum.

The Genius Curriculum is an innovative blend of our Entrepreneurial Education Vision, 8 “Education 4.0” Pillars, Genius Learning Methodology, 10 Genius Principles, C.L.E.A.R. Philosophy, and a diverse range of Courses, Products, and Services. Each of our Group Companies incorporates specific aspects of these elements, with plans to integrate further components as we unify their education systems within the Genius Curriculum. The subsequent sections elaborate on each element, along with our integration plans for each company.

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

The Green School in Bali, where Genius Group Ltd’s Founder and CEO, Roger Hamilton, served as the founding Chairman of the Board, was the first school recognized by the World Economic Forum as practicing these eight characteristics. The Genius Curriculum has since evolved, differentiating itself from traditional schooling through its student-based and personalized approach, 21st-century leadership skills focus, collaborative environment, challenge-based structure, accelerated learning, global flexibility, tech-based content, and multiple mentors per challenge.

With over 3.5 million students across 20,345 cities utilizing the curriculum in various settings, Genius Group delivers a comprehensive entrepreneurial education system in high demand. The curriculum is adopted by leading companies and schools worldwide, with campuses ranging from schools to colleges, resorts, and co-working offices. Our Edtech platform, GeniusU, hosts over 500 local and online events and microdegrees.

Our Genius Learning Methodology

Many learning methodologies are based on “Pedagogy,” our Genius Learning Methodology is rooted in “Andragogy.” This distinction is essential, as our Group Companies share a similar learning methodology or possess the potential to adopt it based on our post-acquisition growth plans. The definitions of these terms are:

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

Andragogy is a common practice for both children and adults when learning computer games, new internet applications, sports, musical instruments, languages, or entrepreneurial skills through “learning by doing.” Our Genius Learning Methodology is based on ten Genius Principles

We believe we are attracting and retaining the level of students and partners because they see high value as much from how they are learning as what they are learning. Our Group Companies are also practicing some of these principles to varying degrees. Following the completion of our acquisitions, we plan to enhance the student experience in each of our Group Companies by introducing these principles into these companies. Below is a brief explanation of each of these ten principles.

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

Students earn GEMs by engaging in each of the five areas of our “C.L.E.A.R. Philosophy,” and our partners and faculty utilize these areas to create customized circles, courses, and products on GeniusU. Upon completion of the Group Companies, we will integrate our “C.L.E.A.R. Philosophy” and structure with the acquired entities, merging our learning methodology with the content being taught.

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

Enhancing the data mining and artificial intelligence capabilities of our Genie AI is a primary focus, as is integrating the courses and communities of our partners, faculty, and Group Companies into our C.L.E.A.R. Philosophy.

Our Group Companies

Prior to their acquisitions, the Group Companies all shared a common vision of an entrepreneur education system based on our definition personalized discovery-based learning leading to higher levels of self-awareness, self-mastery and self-expression, which in turn could develop leadership and entrepreneurial skills enabling students to independently create value and “create a job” rather than being dependent on a system in which they need to “get a job”. Our Acquisitions share a similar vision.

While the companies have a shared vision, the Group Companies had various common aspects of our Genius Curriculum’s 8 pillars, our Genius learning Methodology, our 10 Genius Principles, our C.L.E.A.R. Philosophy as described above, while having differing courses, products and services. The Acquisition companies also share common aspects of our Genius Curriculum as described above, and also have differing course, products and services as described in the section below.

Below is a summary of each Group Company:

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

EDUCATION ANGELS:

While it may appear unusual for an early learning company’s curriculum to be seen as entrepreneurial, based on our definition of Entrepreneur Education being personalized discovery- based learning, we see Education Angels’ curriculum as being entrepreneurial in nature. The original founder of Entrepreneurs Institute was inspired by Green School’s entrepreneurial approach to education in a similar way to Genius Group Ltd.’s CEO Roger Hamilton, and has been a long-term student and partner of Genius Group Ltd, utilizing the following elements of the Genius Curriculum in the development of the Education Angels’ current curriculum.

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

Prior to the completion of the acquisition, E-Square Education’s revenues had been limited to delivering its primary school, secondary school and vocational college offerings in South Africa. Following the acquisition of E-Square Education, we are in the process of integrating E-Square Education’s individual courses, Microsoft certifications and full year-by-year primary and secondary school curriculum on GeniusU. This will enable us to provide to our global community of students and partners an education offering for parents of children up to high school diploma and vocational certification level, while linking our conversion model to E-Square Education’s courses.

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

Prior to the completion of the acquisition in 2022, RF’s revenues had been limited to producing documentaries and docuseries. We plan to integrate RF’s film format model as a medium on GeniusU. As the acquisition of RF has been completed, RF’s growth is expected from additional projects and developing new curriculum on GeniusU. RF’s courses will be digitized to be delivered part-recorded and part-facilitated, and faculty will be able to join and get certified to deliver the courses from anywhere around the world.

FATBRAIN AI:

FatBrain AI provides powerful and easy-to-use AI solutions to empower the enterprise stars of tomorrow to grow, innovate, and drive the majority of the global economy. FatBrain AI’s AI 2.0 technologies and advanced data services transform continuous learning, narrative reasoning, large language models, cloud and blockchain technologies into auditable, explainable and easy to integrate AI solutions. FatBrain AI’s subscriptions allow all companies to deploy its advanced AI solutions quickly, easily, and securely behind their firewalls or via cloud. FatBrain AI’s global delivery includes 600+ team across design, development centers in the US, UK, India and Kazakh Republic.

Prior to the completion of the acquisition in 2024, FatBrain AI’s revenues have been focused on delivering AI powered tools and solutions to companies and institutions while lacking the ability to fulfil on the accompanying need for AI education for their clients and their staff. Now that the transaction with FatBrain AI is complete, FatBrain AI’s AI powered platforms and solutions will be integrated with GeniusU and expanded internationally, and the courses and AI tools delivered by GeniusU and our Group Companies will be delivered to FatBrain AI’s clients to enable a full ecosystem of AI education and acceleration.

In addition, the following two companies are included in our 2023 financial report and are not a part of our future growth plan:

Entrepreneur Resorts: Entrepreneur Resorts has a different revenue model from the education companies in the Group, and it complements the education companies by providing location-based campuses that link local mentors and partners to local students while hosting courses delivered via GeniusU and generating income from food, drink and accommodation. By providing venues for the delivery of Genius Group courses, the company practices the same elements of the Genius Curriculum. Entrepreneur Resorts was spun off from Genius Group in October 2023.

University of Antelope Valley: UAV was originally established by two entrepreneurs to provide vocational training in the medical field. This developed into an accredited university offering both vocational certifications and academic degree programs while maintaining a vision of entrepreneurial education where the end goal is not graduation, but creating productive leaders within the community. UAV is in the process of being closed in 2024.

Our Courses, Products and Services

We are developing a comprehensive AI powered, entrepreneurial education curriculum, complete with a suite of tools for student learning and faculty earning. Our Group Companies have been chosen for their focus on preparing individuals to “create a job” rather than “get a job,” achieved through nurturing student-driven learning in early years and developing vocational, technology, and entrepreneurial skills in later years. We have integrated, and will continue to integrate, these courses into our Genius curriculum and GeniusU Edtech platform, along with our principles and C.L.E.A.R. philosophy.

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

Our Courses, Products and Services

We are developing a life-long Genius curriculum together with a full suite of tools for students to learn (at every age and ability level) and for faculty to earn on GeniusU, divided in the following stages:

➢

PREP - 0 to 7 years old: Education Angels, provides education services to this stage of education.

With $1.1 million in 2023 revenue and 272 paying students in 2023, this represents 2% of our pro forma Group revenue and 1% of our total paying students in 2023.

➢	PRIMARY - 6 to 14 years old: E-Square, provides courses and a full primary school program to this stage of education. With $0.3 million in 2023 revenue and 193 paying students at primary school level, this represents less than 1% of our pro forma Group revenue and less than 1% of our total paying students in 2023 in our primary school offering.
➢	SECONDARY - 12 to 18 years old: E-Square, also provides courses and a full secondary school program to this stage of education. With $0.3 million in 2023 revenue and 194 paying students at secondary school level, this also represents less than 1% of our pro forma Group revenue and less than 1% of our total paying students in 2022 in our primary school offering. Between primary and secondary school levels combined, E-Square had $0.5 million in 2023 revenue and 387 paying students, representing less than 1% of our pro forma Group revenue and less than 1% of our paying students, currently making our offering to school students the smallest and newest contributor to the Group.
➢	APPRENTICE - 16 to 22 years old: Our Acquisition, UAV, provided vocational certifications and degree level programs to this stage of education. With $8.6 million in 2023 revenue and 419 paying students, this represents 12% of our pro forma Group revenue and less than 1% of our total paying students in 2023; whilst closing in 2024.
➢	ENTREPRENEUR - 16 to 80 years old: Our Edtech company, GeniusU and entrepreneur education company, Entrepreneurs Institute, has been providing courses and products to adult learners. With $2.3 million in 2023 education revenue, 3.5 million students and 52 thousand paying students, this represents 3% of our pro forma Group revenue and 26% of our total paying students in 2023. Our Acquisition, PIN, also provides courses and products to adult learners. With $3.6 million in 2023, 185 thousand students and 72 thousand paying students, this represents 5% of our pro forma Group revenue and 36% of our total paying students in 2023. When combined, this education stage represents 9% of pro forma Group revenue and 62% of our paying students in 2023.
➢	MENTOR - 18 to 100+ years old: Currently GeniusU provides mentor certifications for partners who build their education businesses on our Edtech platform. While Entrepreneurs Institute and PIN are both utilizing GeniusU to grow their mentors, our plan is for the other Acquisitions to also attract, train and grow their faculty through GeniusU.
➢	ENTREPRENEUR RESORTS - All Ages: Our Pre-IPO Group company, Entrepreneurs Institute, operates a campus model in the form of resorts, cafes and coworking spaces, and has plans to grow these campuses by connecting local partners with our global community, Genius Curriculum and GeniusU platform. It delivers revenue from accommodation, food and beverage. ERL revenue in 2023 was $4.5 million. We have spun-off Entrepreneur resorts and focus on our core business, education.

PREP — 0 to 7 years old

We are introducing our early learning program for parents and children up to seven years old with the acquisition of Education Angels. Until this acquisition, our impact on early learning was limited to the events and courses that our parent-focused faculty hosted on GeniusU, our Genius School Certifications, and the work that our Genius Educators had conducted with parents in early learning. Below is a list of Prep products delivered in 2023

➢	Understanding your Young Genius FREE – 1-week micro course to discover one’s child’s natural born Genius and promote positive learning environment to grow their self-awareness, confidence and growing social competence.
➢	The Early Years Last Forever Microschool – 2-week micro school where parents can learn why the early years are so important and what they can do to best support their child. This course is to understand the child’s unique temperament and setting realistic expectations for the child. How to support each temperament type so that parents can grow its child’s ability to self-regulate and minimize challenging behaviors, growing their self-awareness and self-esteem.
➢	Angel Guide Certification – This is a course for parents or adults that would like to work with preschool children. The course teaches how to guide children to a greater understanding of themselves. It includes the Early Years Last Forever program and includes strategies to support and grow children’s social and emotional wellbeing and to teach self-regulation, promote autonomy and grow children’s self-awareness and self-esteem.

PRIMARY — 6 to 14 years old, and SECONDARY — 12 to 18 years old

“Genius School” is the brand we use within GeniusU to encompass all our programs for children and students up to high school graduation. Prior to the acquisition of E-Square, Genius Group’s programs for primary and secondary school students were focused on the development of our Genius School assessments, camps and certifications.

Below is a list of Primary products delivered in 2023:

➢	The Early Years Last Forever Microschool – Two-week micro school
➢	Teen Genius Quiz – Quiz for students to discover its Genius.
➢	Passion Test – Test for students to learn how to align its life with its passions.
➢	Purpose Test – Test for students to discover their true ‘why’ and learn the key steps to align their life (and learning) to their deepest meaning and motivation.
➢	Teen Money Challenge - In this challenge, students will learn that it is not about how much you earn, but what you do with what you earn that makes the difference.
➢	Teen Dynamics Profile Test - Profile and debrief, or family dynamics profiling and debriefing with one of our Genius Educators.
➢	Teen Dynamics Discovery call – One-hour virtual call to understand the student’s natural strengths, the smartest and easiest way that students learn and develop a personalized learning pathway that will help them navigate the schoolwork minefield.
➢	Genius School Micro Camp – Two-day Genius Camps, which are sponsored by companies and hosted by schools or virtually, for students to gain insights into their talents, passions and purpose.
➢	Teen Quest – Two-week microschool to help students develop higher-order, design thinking and future ready skills to sustain their lifelong learning journey.
➢	Young Entrepreneur Academy - Two-week virtual program to help students build a business and learn leadership and entrepreneur skills used by the world’s top entrepreneurs, as well as connect to a global community of like-minded young leaders.
➢	Young Entrepreneur Membership – Annual membership to access all Student Skills Microschools and scholarships and sponsorships to support certain students.

ENTREPRENEUR — 16 to 80 years old

All of the courses and products offered on GeniusU are added, promoted and delivered on GeniusU by our partners. With the acquisition of Entrepreneurs Institute, the entrepreneur courses and products developed and owned by Entrepreneurs Institute came under the ownership by Genius Group and these courses and products have become fully integrated into our Genius Curriculum and GeniusU. With the acquisition of Property Investors Network (PIN), PIN’s courses and products have been integrated in a similar way. The courses and products of these two companies, together with the courses and products marketed and delivered by our partners on GeniusU, form the product range for the students at the “Entrepreneur” stage of our Genius Curriculum.

While younger students up to high school graduation age progress through a series of grades and levels similar in name to the current Pre-K to 12 grades, our adult learning is divided into nine levels that relate to the nine levels of entrepreneurship. This is a proprietary system called Impact Dynamics, originally owned by Entrepreneurs Institute and now owned by Genius Group Ltd, that has proven to be one of the greatest attractions to our entrepreneur students as it provides specific steps to take in order to move from one level to the next on their entrepreneur journey.

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

The products and programs delivered by GeniusU include the Wealth Dynamics Profiling System, which has been taken by over 600,000 entrepreneurs around the world, the annual Global Entrepreneur Festival (which in 2020 was attended by 20,000 entrepreneurs online over a five day entrepreneur challenge, a two day Global Entrepreneur Summit that included a preview of the Top 10 Trends in the coming Digital Decade, and a week- long series of workshops), the one week Wealth Dynamics Masters Retreat (which enables business teams to plan out their coming year together, guided by mentors), the three day Impact Investor Retreat (which provides investors with the latest strategies and market insights), the one day Entrepreneur 5.0 Workshop (which gives an insight into the Japanese vision of the coming “Society 5.0” high-tech society and the future of jobs) and the one day Entrepreneur Fast Track Workshop (which provide an overview of the Genius curriculum and provides each participant with an assessment of their entrepreneur profile and entrepreneur level).

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

We have integrated PIN’s courses and community into our Genius Curriculum and includes:

➢	Launching the free Investor Genius Test and a series of free Investor Masterclasses, similar to the free Entrepreneur Masterclass series which contribute to the 7,200 new students joining GeniusU on average each week in 2023.
➢	Launch of the Wealth Dynamics for Investors assessment, together with a series of paid Property Investing Workshops and microschools on GeniusU.
➢	Migration of PIN’s current City Hosts, city investor communities and monthly events to GeniusU, and expansion of PIN’s City Host model in the UK to cities around the world.
➢	Launch of certifications on GeniusU for community partners and faculty to deliver PIN’s courses and events globally.
➢	Expansion of PIN’s current property summit and membership model with country partners to a global model, replicating the current model in different countries and languages.

Below is a list of the main Entrepreneur products delivered in 2023 and plans for 2024:

Free Courses: In 2023, GeniusU grew its community of free students primarily through free assessments and free masterclasses and microcourses. In 2023, a total of over 1,000 different free education courses and products covering a wide range of subjects and skills were offered on GeniusU. PIN also conducted free courses resulting in an intake of free students. In 2023, we offered a new assessments while also integrating PIN’s courses into GeniusU, our Genius Curriculum and Genius learning methodology. The main online assessments we will offer include:

➢	The Genius Test: Our most popular test identifies which of four personality types best fits the student, giving them guidance on their natural path in learning, earning, leading and connecting.
➢	The Passion Test: In partnership with Chris and Janet Attwood, the authors of the New York Times Bestseller ‘The Passion Test’, this test identifies the students’ top five passions and guidance on aligning their learning, earning and environment to the activities and actions they are most passionate about.
➢	The Purpose Test: This test identifies which of 17 global goals the student is most aligned to, and enables them to connect with other students, mentors and companies on GeniusU that share the same purpose.
➢	The Entrepreneur Quiz: This quiz identifies each student’s learning goals, level of entrepreneur expertise and level of leadership, size of business or investment portfolio. This in turn enables our Genie AI to guide them most effectively in their first steps on their personalized learning journey on GeniusU.
➢	The Impact Test: This test identifies which level of complexity the student’s enterprise is at out of 7 levels, from 1 customer to 1 million customers, and as a result it guides the challenges, opportunities and solutions to navigate through their specific level of enterprise.
➢	The Wealth Spectrum: This test identifies which of 9 financial literacy levels the student is at, what the greatest challenges and solutions are at their level and what the next steps are to master the level.
➢	The Entrepreneur Genius Test: This is a new test we plan to launch that tailors the Genius Test questions and results specifically towards students looking to start or grow a business.
➢	The Investor Genius Test: This is a new test we plan to launch that tailors the Genius Test questions and results specifically towards students looking to build an investment portfolio.
➢	Entrepreneur Dynamics – This is the No.1 agile leadership system for entrepreneurs. This Microdegree takes students through each step of Entrepreneur Dynamics, and how to apply the agile leadership principles in the system to their company and in their team.
➢	Millionaire Master Plan – Students learn which of the nine levels of the wealth spectrum they are currently at, and how understanding this master plan is critical to knowing the next step students will need to take in their entrepreneurial journey.
➢	5 Day $50K Global Education Challenge – Students join Roger James Hamilton, futurist, entrepreneur and founder of Genius Group, Daniel Priestly, founder of DENT global and best-selling author and speaker, as they host the Global Education Challenge and reset, restructure and launch their Education 5.0 and Community 5.0 plan to navigate and strive in the digital decade.
➢	5 day $50k Global Entrepreneur Challenge – Students learn 5 steps in 5 days to build their own digital business.
➢	2020 Ready Accelerator – Course that get students ready for the decade from 2020 to 2030 by growing their insight, income and impacts.
➢	Partner like a pro with GeniusU – In this Microdegree students learn how to make the most of their Mentor level membership by using the higher-level features of GeniusU to enhance their presence, grow their community, create unique content and generate revenues.
➢	Health Dynamics Microdegree – System that links students health, wealth and happiness.
➢	Genius Entrepreneur Membership (GEM) – Microdegree for students that want to generate additional income on the side or create an affiliate marketing business.
➢	How to build a fortune through cryptocurrencies – Students learn how to trade cryptocurrencies.
➢	Unveiled: Protect Your Finances from the Hidden Threats – In this masterclass students learn how to generate between 5% - 35% return based on the different investment strategies.
➢	Successful Real Estate Investing – Students learn how to buy real estate at wholesale prices making a profit from the day they buy and gain instant equity.
➢	Wealth Creation Summit – Virtual Summit on how to create 4 additional streams of income from 4 top wealth creation specialists.

Paid Courses: In 2023, GeniusU hosted a wide range of paid courses and products covering a wide range of subjects and skills. These range from $15 to $5,000. As mentors can build paid events, microcourses, microdegrees and microschools on GeniusU, new courses and products are added daily. Mentors also market and deliver paid courses developed by other mentors once they are certified to do so. In 2023, the paid courses that relate directly to the courses offered as part of the Entrepreneurs Institute product range and PIN product range included:

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

Diploma Courses: In 2023, GeniusU hosted a range of annual memberships and mentorships. These range from $1,500 to $30,000. In 2023, the annual courses that relate directly to the courses offered as part of the Entrepreneurs Institute product range and PIN product range include:

➢	Genius Entrepreneur Mastermind: A 12-month membership program for entrepreneurs to join a global community and access monthly skills-based sessions with seasoned entrepreneurs and mentors sharing their experiences. This is delivered online and globally on different time zones.
➢	Crystal Circle Mentoring: A 12-month mentoring program for entrepreneurs at startup level, scale up level and investor level, to receive guidance and support on building their business from a team of mentors with a monthly, quarterly and annual or review, group sessions and one-to-one sessions. This is based on the business building tools based on Impact Dynamics and Wealth Dynamics.
➢	Property Investor Mastermind: A 12-month mentoring program hosted by PIN for experienced property investors to receive training, connections, opportunities in a global network of property investors, with facilitation and mentoring.
➢	Entrepreneur Dynamics Report - Online quiz to learn which of the eight natural entrepreneur paths students are best studied for, the role models to follow and team to build
➢	Global Summit Series: Lifelong Learning Summit (March); Impact Investor Summit (June); Global Entrepreneur Summit (September); Global Impact Summit (December)

➢	Leadership 5.0 Microschool – A 4-week accelerator program that covers learning over four weeks, four subjects: Digital Strategy, Super Teams, Exponential Growth and Financing, together with how to put a full Leadership 5.0 Plan together
➢	Genius Entrepreneur Metaversity – A 12-month mastermind and metaversity for entrepreneurs with expert mentors, skills workshops and global opportunities.
➢	Community 5.0 Microschool – A 4-week accelerator program that covers learning over four weeks, four subjects: Community Building Strategies, Community Engagement and Growth, A.I. tools for Community Management, together with how to put a full Community 5.0 Plan together
➢	Health Dynamics Consultant – Course for entrepreneurs that need a fully developed health system that integrates with their existing business that can take your clients on a personalized pathway to health using proven systems.
➢	Entrepreneur Dynamics Masters - 5-day virtual master’s program for students to build their business plan and compete for $50k in prizes, with world class mentors
➢	Entrepreneur Circle Mentoring – 12-month mentoring program for founders, CEO s and executives to build your business. At start up, scale up and corporate group level.
➢	Digital Entrepreneur MBA - 12-month certified MBA from California School of Business. Cutting edge content from top entrepreneurs and thought leaders.
➢	Investor Dynamics Report - Online quiz for students to learn which of the eight natural investor paths they are best suited for, the role models to follow and team to build.
➢	Genius Investor Network - 12-month mastermind and metaversity for investors, with expert mentors, skills workshops and global investment strategies.
➢	Property Mastermind Accelerator - Virtual intensive workshop for investors seeking to aggressively build out their property portfolio over the next twelve months.
➢	Investor Dynamics Masters - 5-day virtual master’s program for students to build their ideal portfolio and compete for $50,000 in prizes, with world class mentors.
➢	Investor Circle Mentoring – 12-month mentoring program for investors in shares, crypto and property. At beginner, intermediate and advanced level.
➢	Digital Investor MBA - 12-month certified MBA from California Business School. Cutting edge content from top investment thought leaders.

Partnership Opportunities

➢	Faculty Level 1 MENTOR – Partners can be part of our faculty and the go-to mentor for their own chosen niche or industry to build an education business and drive revenue of $40,000 to $150,000 per annum.
➢	Faculty Level 2 LEAD MENTOR – Partners can be part of our lead faculty and build their mentoring business with GeniusU’s support to build an education business and drive revenue of $150,000 to $300,000 per annum.
➢	Faculty Level 3 CURRICULUM PARTNER – Partners can create content for our Genius curriculum as our curriculum partner to build their education business and drive revenue between $300,000 and $2,000,000 per annum.
➢	Genius Partner – Partners can integrate their product range into GeniusU with our full Partner Portal following the Genius Formula.

Community Partners

➢	Community Level 1 CITY HOST– Partners can host city events and be the go-to event host for their city and community.
➢	Event Partner – Partners can join as an Event Partner for our four Global Summits
➢	Community Level 2 CITY LEADER – Partners can lead events in their city as a city leader to build their community business
➢	Community Level 3 TRANSLATION PARTNER– Partners can join as a translation partner to translate content for our Genius Curriculum
➢	Community Level 4 COUNTRY PARTNER – Partners can build a full education business as a country partner with their own faculty team and community partners.

➢	PIN Host Partnership – Being a PIN host is for students that have achieved property investment success and are looking to grow their investments and build their credibility in their locality. We provide all the training for them to host their own PIN events.

Mentor Resources: Historically GeniusU launched its certification builder, for partners and mentors to add their own certifications to build and train their partner community. This has led to a growth in the number of certifications on GeniusU. These certifications range from $1,500 to $32,000. In 2023, the paid certification relating directly to the courses offered as part of the Entrepreneurs Institute product range and PIN product range included:

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

Property Investors Network: In 2023 replicated the above partner framework with the same levels and price points, to build the communities and courses for PIN globally. By taking these steps to integrate PIN’s product range, partner community and student community in a similar process to the steps taken to integrate Entrepreneurs Institute’s education community into GeniusU and our Genius Curriculum, we believe we are proving a model that is equally attractive to other educators and their communities, opening the door to future acquisition opportunities.

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

Mentors also receive ratings from their students, as do their courses and products, ensuring that students are always learning from the faculty and courses that are most relevant and ensuring that the curriculum is always staying updated and relevant. While teachers in the traditional education system are limited by their class size, the impact they can have and the amount they can earn, our GeniusU platform and global community enables our best mentors to reach a global audience and we have many examples of faculty and partners who have built multi-million-dollar education businesses as a result of our system.

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

Our Conversion Model

We have grown GeniusU to 3.5 million students as at December 31, 2023 through a “freemium” model by which students and partners join the platform for free and then over time a percentage of them upgrade to paid courses, products and certifications.

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

We also believe that the “freemium” model will lead to a higher quality of free courses as well as paid courses in our curriculum, as the strength of our student retention and conversion rates will be more dependent on the students experiencing a high enough quality of course content and a relevant enough personalized pathway to want to upgrade to higher priced courses as a part time or full-time student than it will on the strength of an enrolment team.

Our Student Conversion Model: Of the 3.5 million students on GeniusU as at December 31, 2023, 3.4 million were free students and 52 thousand were paying students. In the year 2023, GeniusU attracted 378 thousand new students and 9 thousand new paying students, representing a 2% conversion rate. While some students join through word-of-mouth or referral, students also join through our direct marketing spend via Google and Facebook. We track our monthly student intake, acquisition cost and activity over the first 12 months and 24 months, and measure their average spending over these periods.

From our main student marketing activity in 2023, every $1,000 in marketing cost delivered 7,703 new visitors and 1,326 new free students who registered on GeniusU. From these free students, we saw just over 1% convert to paying students, generating $1,860 in revenue in the first 12 months as they purchase their first courses or events, and projecting $20,501 in revenue in the first 24 months as they upgrade to higher priced courses and diploma programs. This equates to a $0.76 marketing cost per student and $15.46 revenue per student within 24 months.

These calculations for the marketing cost per student, 12-month revenue per student and 24-month revenue per student, together with the calculations for our partner conversion model below, have been calculated specifically for GeniusU, as we have sufficient data for such calculations. Our plan is to measure and track these measures for company.

Our intention is to be able to accurately measure the average lifetime value of our students. However, we do not yet have enough years of history to have an accurate measure of the average length of time that our students will remain with us for, or how much they will spend with us during their lifetime with us

Our Partner Conversion Model: In the same way that we will be introducing our Student Conversion Model to our Acquisitions, we will also be introducing our Partner Conversion Model. This will enable each company to connect with the 14,700+ partners and 2,500+ faculty currently in our Group, and will enable them to attract new partners and faculty on GeniusU. As a result, we will be delivering their courses globally with the students and partners we attract.

Most of our partners on GeniusU begin as students, and then choose to join our faculty or partnership program. We also run marketing campaigns to attract faculty members and partners to GeniusU. At the end of December 2023, we had 13,165 partners on the platform. We track our monthly partner intake, acquisition cost and activity in a similar way to how we track our students, and in the last two years we have measured the revenue they generate for GeniusU in their first 12 months and 24 months.

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

Alongside the growth of the education industry, Edtech companies are also growing rapidly. However, we believe that only a few are focusing on creating a brand-new curriculum, and that none are focusing on creating a 21st century curriculum that is student-centered and entrepreneurial in the way that the above-referenced World Economic Forum white paper has articulated. We believe that most are providing courses delivering skills- based training or vocational training or serving as digital platforms for existing institutions and their existing curriculum — which simply means delivering an outdated education system faster and cheaper.

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

We believe that self-funded lifelong education has become a significant growth sector, with Edtech market leaders Coursera, Masterclass and Udemy targeting this market. All three platforms provide online skills-based courses, certifications and in Coursera’s case up to undergraduate degree level.

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

Our Team

We have breadth and depth of strength in our global team. Our Board members have experience and skills in building and listing companies, with over $2 billion in capital value created. Our management team has extensive experience in managing and mentoring entrepreneurs and entrepreneurial teams, with our teams based globally in Singapore, Australia, New Zealand, Japan, Indonesia, India, South Africa, the U.K., Portugal, Poland, Ukraine, the U.S. and Canada.

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

Our Niche

Our niche focus on entrepreneur education has enabled us to build what we believe to be a strong position within the global market, based on the 3.5 million students attracted as at December 31, 2023. The challenge for many education and Edtech companies is that they need to overcome the regulatory hurdles of their country’s education system or the operational hurdles of needing to build partnerships or clients one-by-one. By beginning in the entrepreneur education niche, we have attracted decision makers virally who are willing to invest in their own education and based on the Return on Investment (ROI) they receive from our courses and training, they return for more and refer us to others, building both lifetime value and vitality.

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

Each education company within the Group can also maintain its focus and maximize its value as high-growth profit centers within the Group. The leadership, metrics and management required to manage each resort or cafe separately is different to that required for each of our college or training companies. The combination of our leadership, with our modular structure, and our ongoing education programs which all our staff participate in, has led to a robust, scalable growth model where we operate effectively more as a group than one entity.

Our Blended Approach

We believe that the two fastest growing industry trends in education are company-funded education and self- funded education. GeniusU is uniquely placed in these two fast-growing trends. We attract both the company-funded education sector and the self-funded education sector, and we do this across 200 countries. We believe that we are also the only platform that has its own lifelong entrepreneur education curriculum, and that provides a global community for entrepreneurs and qualifies for government funding via our partners. Genius Group is an ecosystem with its own curriculum and an Edtech company at its center. This enables us to combine high-tech and high-touch solutions both through partnerships and our own companies.

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

Our Community

The result of our growth to date has been a global community in which each microschool is attended by students from an average of 20 to 30 different countries. The scale and diversity of our student population, which has grown to 3.5 million students, is one of our greatest strengths. The success stories that come from our community is as much from the connections that are made and opportunities shared as from the courses and learning.

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

Our First Mover Advantage

Having started this journey five plus years ago, and with most of our operations taking place initially outside of the U.S. and China, we believe that we have not attracted any notable competitors or imitators in our niche. This has enabled us to grow quietly and through word of mouth to the point where we now believe that we have strong momentum with a first mover advantage.

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

Our Strategy

Our Three-Phase Strategy

We believe that our three-phase strategy to disrupt the education industry is simple:

1.	Educate entrepreneurs;
2.	Expand to schools and colleges; and
3.	Establish a full curriculum and leverage AI

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

Acquisition Strategy

In 2024, we will be looking to engage with fewer acquisitions on a larger scale ($50M-$100M), that either bring complementary product to our GU platform, or technology solutions (Augmented Reality/Virtual Reality) to be incorporated with our product offering, or core expertise related to our core competency digital marketing and community build up.

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

With the exception of Property Investors Network, which has attracted City Hosts to manage local events in a similar way to GeniusU, the other companies in the Group including the Acquisitions do not currently have a systemized plan to attract faculty partners or community partners, and the partners they do have are largely accrediting bodies and government institutions. These have been covered elsewhere in this Prospectus. Our plan is to introduce our partner certification process and conversion model to each of the five Acquisitions, as covered above in the ‘Our Genius Curriculum’, ‘Our Conversion Model’ and ‘Our Four-Step Growth Model’ sections of this Prospectus.

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

Our Global Team

As of December 31, 2023, the Genius Group team included over 300 full-time staff and 14,700+ partners with teams, locations and offices divided across three geographic regions: NASA, EMEA and APAC. Our teams operate from over 40 cities in U.S., South America, Europe, Africa, Asia, New Zealand and Australia.

Our Competition

We see ourselves as an entrepreneur Edtech and education company with a focus in AI. Edtech companies are companies that combine education and technology together to enhance the process of teaching, learning or both. They typically have the ability to rapidly scale and grow as a technology company. We define entrepreneur Edtech, as an Edtech company focusing specifically on an entrepreneur curriculum. We define an entrepreneur curriculum as a course of study that teaches an individual to ‘create a job’ by connecting and delivering value to others in a role aligned to their passions and purpose (either as an employee, contractor, freelancer or business owner) rather than teaching them how to ‘get a job’ by searching for job positions in the employment market.

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

We believe that our student base of 3.5 million students at the end of December 2023, which grew by approximately 378k new students in 2023, makes us a “world leading entrepreneur Edtech and education group” in comparison to these organization based on student numbers. While we believe that there are no global companies directly competing with us to develop a uniquely entrepreneurial curriculum, there are comparable companies building an Edtech platform to provide alternatives or complements to the traditional education system, and also comparable education companies that are growing via acquisition. Such competition includes:

BYJU: Currently one of the highest-valued Edtech companies, Byju was valued at $1 billion in April 2024. BYJU is an India-based education company with a similar freemium model as GeniusU, but with a focus on mathematics and science for primary and secondary school students. As of April 2023, the company disclosed that it had over 150 million users. It has a similar growth model, making acquisitions and integrating new acquisitions on its platform.

Coursera: The leading Edtech company in the U.S, Coursera is an online program manager for a range of universities, enabling students to take university courses online. The platform has approximately 5,500 courses and over 118 million learners. It listed on the New York Stock Exchange in March 2021 and had a market capitalization of approximately $1.61 billion, as at April 30, 2024. Unlike GeniusU or BYJU it does not create or deliver its own curriculum.

Udemy: A U.S.-based Edtech company with approximately 59 million students, Udemy has grown via its approximate 70,000 instructors who provide courses and certifications to their students. The platform has a total of approximately 200,000 courses. However, it focuses on adult learning and does not provide an alternative to the current schooling system, or a global community for students to connect and collaborate. It listed on NASDAQ in October 2021 and has a current market capitalization of approximately $1.54 billion, as at April 30, 2024.

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

China East Education: China East Education is the first of a series of recent China-based listed companies which are focused on vocational education, which has also included China Education Group, New Oriental Education and China Online Education Group. China East Education’s initial public offering in 2019 raised $625 million and was the largest in the world, underlining the current growth in vocational education. It has a valuation of approximately HKD 5.1 billion as of April 30, 2024.

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

Community

Our community on GeniusU Platform includes over 3.5 million students across 20,345 cities and 191 countries, meeting online and in over 500 events, with over 7,200 new students joining every week in 2023. Our faculty consists of over 2,500 mentors and certified trainers delivering online and in person education as part of a multi-year curriculum to build entrepreneurial expertise. These include world famous entrepreneurs and New York Times bestselling thought leaders.

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

The three regions are: APAC (Asia Pacific, North Asia and Australia); EMEA (Europe, Middle East and Africa); and NASA (North America and South America). Our community is fairly evenly divided between these three regions. We track the location of approximately 75% of our students and mentors, and they are spread across the three regions for the period ending December 31, 2023 as follows:

	Students	Paying Students
APAC	847,442	13,112
EMEA	650,518	19,279
NASA	447,099	12,351
Not Tracked	1,540,939	7,381
Total	3,485,998	52,123

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

Affiliate Marketing

We have a strong community of partners and faculty who promote our courses and programs, and earn affiliate marketing fees for new enrollments and upgrades. We have over 14,700+ partners as of the date of this Prospectus who earn commissions via GeniusU. Our commissions are paid for different components of the student journey, with up to 20% paid for marketing referrals, 10% paid for the enrollment process, 30% paid for delivery and 10% paid for content.

As a result, partners can choose one or more parts of the process to be rewarded for, from the marketing, to the sale, to the training, to their content. This leads to teams in which everyone contributes in the area where they are strongest. This also enables educators who have strong content to connect with partners with strong communities such that both sides benefit financially.

Referral Marketing

While many education and Edtech companies rely on their marketing and enrollment teams to attract new students, we have the added benefit of viral products to deliver referrals and word-of-mouth. Our free assessments such as the Genius Test, Passion Test and Purpose Test attract over 8,900 new students weekly who take the tests to discover more about themselves, and then they encourage their teams and peers to take the tests and connect on GeniusU, where they then find personalized paths for their learning.

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

Employees

As at December 31, 2023 we had 300 employees and contractors, with 13 in Genius Group Ltd, 42 in GeniusU Ltd, 133 in University of Antelope Valley, 21 in Property Investors Network, 37 in E-Squared Education, 20 in Education Angels and 34 in Revealed Films. We operate as one global team with regional leadership, and we have established a remote working culture, which put us in a strong position to manage environmental, infrastructure and health events without any major change to our management process.

By illustration, our main leadership team works from Singapore, Australia, New Zealand, Indonesia, South Africa, England, Portugal, Poland and the United States. Our accounts team operates from India and our development team works from India, Ukraine and Poland.

While we see our fully employed team continue to grow, when our 300 employees are put in context of our 14,700+ partners, we see our talent acquisition strategy to be equally focused between the growth and development of our full-time team and growth and development of our partners and faculty.

Legal Proceedings

From time to time, we may be subject to litigation and arbitration claims incidental to its business. Such claims may not be covered by our insurance coverage, and even if they are, if claims against our business are successful, they may exceed the limits of applicable insurance coverage.

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

C. Organizational Structure

The nine companies within the Group are as follows:

Genius Group Ltd

Genius Group Ltd is the holding company that is listed on NYSE American. It is currently a Singapore public limited company which owns the other companies in the Group. Prior to a corporate name change in August 2019, it was known as GeniusU Pte Ltd.

Genius Group Ltd.’s head office is in Singapore, at the location of Singapore Genius Central. The company has 13 staff including the Genius Group board and management. The primary activities of Genius Group are: Setting the overall strategic direction of the Group; oversight on the operational and financial management of each company in the Group; overseeing growth opportunities, mergers and acquisitions; managing financing activities and investor relations; and ensuring all Group companies are aligned to our mission and culture. The company provides strategic management, accounting, legal and human resources services to the companies within the Group.

Genius Group Ltd.’s revenues are derived from management fees it receives from each Group company. These range from 2.5% to 5.0% of revenues. These revenues have been eliminated in our audited accounts. In the fiscal year ended December 31, 2023, the audited financial revenue was $23.1 million compared to $18.2 million in 2022. The pro forma revenue was $70.4 million for the fiscal year ended December 31, 2023.

We plan to continue to grow Genius Group Ltd as the holding company for the Group in line with the growth of the Group, with a focus on strategy, acquisitions, financing, compliance and investor relations.

GeniusU Ltd

GeniusU Ltd is the Edtech company within Genius Group. GeniusU Ltd provides the technology that enables us to grow our acquisitions as Edtech companies with its Edtech platform, AI digital assistant, personalized learning and global community. This is what we believe gives Genius Group its competitive edge, as each student and faculty member is able to use the tools on GeniusU to design their own personalized path and access the courses and content of all our Group Companies from anywhere in the world.

The company formed in August 2019 under the corporate name GeniusU Pte Ltd, and subsequently converted to a public company, GeniusU Ltd in May 2021 (as distinct from its parent Genius Group Ltd, the current Group holding company, which until August 2019 used the name GeniusU Pte Ltd).

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

It also has its head office in Singapore, at the same location as Genius Group Ltd. The company has 42 staff, consisting of teams in management, marketing, sales, product, engineering, community, partnerships and operations. This team operates virtually and while team members are in countries around the world, they are based primarily in Singapore, Australia, South Africa, India, Ukraine, U.K and U.S.A.

GeniusU Ltd generates revenue from education programs hosted on GeniusU by our partners together with revenue from education programs that form our entrepreneur curriculum. The other companies in the Group benefit from GeniusU’s ability to integrate, digitize and distribute their education programs across different age groups, and the Group in turn benefits from increasing the lifetime value and spend of each student by providing a lifelong learning pathway.

GeniusU’s Ltd.’s revenues are combined in the Pre-IPO Group revenues. In 2022, the GeniusU’s revenue was $4.9 million, this accounted for 27% of the group revenue. In 2023, revenue was $2.3 million representing 10% of the group revenue and 3% of the pro forma revenue. The reason for the decline in revenue was mainly lower demand for the online courses compared to year before, to mitigate we are introducing digital and in person courses in 2024 to improve our conversion. Also, strategic pivot to leverage core business with the development of Genius Cities which will focus on AI education and acceleration whilst also leveraging the existing product catalogue.

At the end of December, 2023, GeniusU had 3.5 million students of which 3.4 million were free students, 52 thousand had upgraded to paying students and 13,002 had upgraded to become faculty or partners. Total students grew by 24% with 378 thousand new students joining in 2023. Paying students grew by 42% in 2023. Our faculty and partners remained same in 2023 compared to 2022.

We plan to continue to grow GeniusU as the growth engine for the Group with a focus on integrating, digitizing and distributing education content from our partners and acquisition companies, while developing our community, platform, technology and see AI capabilities as a significant game changer for the business.

Entrepreneurs Institute

Entrepreneurs Institute is the trading name for Wealth Dynamics Pte Ltd, a Singapore-based private limited company. The company owns and develops the entrepreneur education curriculum and tools in the Group, used by many of the leading fast-growth high-tech companies in the world. In August 2019, Genius Group Ltd acquired Entrepreneurs Institute for $8 million.

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

Education Angels

Education Angels is a New Zealand-based home childcare and education company. Genius Group Ltd entered into an agreement to purchase Education Angels in November 2020 and completed the acquisition in April,. The company has a model to train childcare professionals as educators for children from 0-5 years old, developing 21st century play and discovery skills as the first step in the Genius School curriculum. We completed the acquisition of Education Angels on April 30, 2022 and are expanding this model globally via our Edtech platform, with home educators certified on GeniusU.

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

In the fiscal year ended December 31, 2022, the audited revenue was $0.6 million compared to $1.1 million for the fiscal year ended December 31, 2023. This represents 3% of the group revenue in 2022 and 4% of the group revenue in 2023.

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

E-Square

E-Square is an entrepreneur education campus in South Africa, providing a full range of programs from pre- primary through primary school, secondary school and vocational college. Genius Group Ltd completed the acquisition in May, 2022. E-Square’s training programs are government-funded, corporate- sponsored, and include a partnership with Microsoft Imagination Academy, providing technology skills to students. We plan to expand this model globally via our Edtech platform, faculty certifications and licenses to schools and vocational colleges.

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

In the fiscal year ended December 31, 2022, the audited revenue was $0.3 million. In the fiscal year ended December 31, 2023, revenue was $0.5 million. This represents 2% of the group revenue in 2022 and 2% of the group revenue in 2023.

E-Square has its campus in Nelson Mandela Bay Square, Port Elizabeth, South Africa. The school has 37 staff and in 2020 the school had 169 primary school students, 209 secondary school students, 90 matric school students and 78 students in vocational training.

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

Property Investors Network

PIN refers to Property Investors Network Ltd combined with its sister company Mastermind Principles Limited, a United Kingdom (“U.K.”) private limited company. PIN is a U.K.-based company that provides investment education through its fifty city chapters and monthly events in England, held both virtually and in-person. We believe that PIN is the largest property investor network in England based on student numbers, with almost 185 thousand students, of which 113 thousand are free students and 72 thousand are paying students. Genius Group completed the acquisition in April, 2022.

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

In the fiscal year ended December 31, 2022, revenue was $1.9 million. In the fiscal year ended December 31, 2023, revenue was $3.6 million. This represents 11% of the group revenue in 2022 and 16% of the group revenue in 2023.

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

Revealed Films

Revealed Films Inc is a Delaware based Film Production Company and the acquisition was completed October 2022. The company is a film production company based in Utah that launches three to four docu-series per year covering topics such as wealth building, health and nutrition, medical issues, religion, and political matters. The acquisition will enable Genius Group to enhance and supplement its always-evolving curriculum with high-quality entrepreneurial education videos.

In 2022 the company had 36 staff working as employees or contractors and the audited revenues were $1.3 million. In the year 2023, revenue was $2.5 million representing 11% of the group revenue and 4% of the pro forma revenue.

RF has its head office in Utah, United States. The company’s staff is based throughout the United States.

We plan to expand RF’s project production schedule, and developing curriculum to offer it on the GeniusU Edtech platform. We also plan to build key courses and certification programs to grow its speaker base globally.

FatBrain AI

FatBrain AI provides powerful and easy-to-use AI solutions to empower the enterprise stars of tomorrow to grow, innovate, and drive the majority of the global economy. FatBrain AI’s AI 2.0 technologies and advanced data services transform continuous learning, narrative reasoning, large language models, cloud and blockchain technologies into auditable, explainable and easy to integrate AI solutions.

FatBrain AI’s subscriptions allow all companies to deploy its advanced AI solutions quickly, easily, and securely behind their firewalls or via cloud. FatBrain’s global delivery includes 600+ team across design, development centers in the US, UK, India and Kazakh Republic.

The company was acquired by the Group in March 2024 and the pro forma financials include the financial results of FatBrain.

In 2023, the FatBrain had 307 staff working as employees or contractors and the revenue in the year 2023 was $51.8 million which represents 74% of the pro forma revenue.

The Genius Group’s principal subsidiaries as at December 31, 2023 were as follows:

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

D. Property, plant and equipment.

Facilities

Genius Group’s principal operational offices are located in Singapore. The Group has a remote working structure for most of our team globally.

GeniusU has its principal offices located in Singapore at the principal offices of Genius Group.

Our Acquisitions have physical locations of operation as follows.

●	Education Angels has a number of small education centers in New Zealand with its principal office in Wellington, New Zealand.

●	E-Square principal offices and university campus are in Port Elizabeth, South Africa under a lease on a rolling monthly basis.

●	UAV’s principal offices and university campus are in Lancaster, California. Genius Group has a right of first refusal and option to acquire the property, which expires two years after closing of the acquisition of UAV. UAV is in the process of being closed in 2024.

●	Property Investors Network has its principal offices in Birmingham, UK.

●	Revealed Films has its principal offices in Utah, USA.

●	FB PrimeSource Acquisition LLC, a Delaware based company, has five subsidiaries and offices located in Kazakhstan.

Genius Group’s strategy is to leverage various global infrastructure and remote working methodologies to enable flexible and cost effective working environments for administrative and sales teams, whilst leasing or acquiring property required for location based operations.

Legal Proceedings

From time to time, we may be subject to litigation and arbitration claims incidental to its business. Such claims may not be covered by our insurance coverage, and even if they are, if claims against our business are successful, they may exceed the limits of applicable insurance coverage.

A. Directors and senior management.

The following table sets forth information regarding our executive officers and directors as of the date of this Report.

Name	Age	Position with our Company
Roger James Hamilton	55	Chief Executive Officer and Chairman
Suraj Naik	39	Chief Technology Officer and Director
Adrian Reese	50	Chief Financial Officer (appointed March 2024)
Jeremy Harris	53	Interim Chief Financial Officer
Richard J. Berman	81	Director
Salim Ismail	58	Director
Eric Pulier	57	Director
Eva Mantziou	39	Chief of Staff

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

Adrian Reese assumed the role of Chief Financial Officer at Genius Group in March 2024 and brings 25+ years of international finance experience having worked in London, Hong Kong and New York. He held leadership roles at Morgan Stanley, serving as APac CFO for Investment Banking and Wealth Management, and later overseeing Corporate Financial Planning & Analysis in New York. His most recent experience includes guiding AlTi, an International Wealth and Asset Manager, through a successful listing on the Nasdaq in early 2023. Mr. Reese is a Chartered Accountant, having earned his qualifications with KPMG in the UK

Jeremy Harris served as our Chief Financial Officer from 2020 to 2022, and is acted in the position on an interim basis from December 2023 to March 2024. Mr. Harris has over 25 years’ experience as an accountant and business advisor. He is a director and the Lead CFO at Grow CFO, a private limited company based in Australia, and he specializes in providing strategic financial advice to entrepreneurs. Mr. Harris was previously a partner at Gill, McKerrow & Associates, a full-service accounting and tax consulting company in Australia, from 2000 to 2018 during which time he was a registered Tax Agent and Financial Adviser, and a consultant at the firm from 2018 to 2020. Mr. Harris holds a bachelor’s degree from the Queensland University of Technology and is a Member of Chartered Accountants Australia and New Zealand.

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

Salim Ismail joined Genius Group’s Board in October 2023. Salim is a futurist and best-selling author of Exponential Organizations and Exponential Transformation, and has been building disruptive digital companies as a serial entrepreneur since the early 2000s. Salim is Founding Executive Director of Singularity University and Co-founder and Chairman of OpenExO, a global transformation ecosystem that connects world-class professionals with organizations, institutions and people who want to build a better future through cutting-edge ideas and actionable methodologies. Salim founded and led some of the most influential tech companies at the foundation of our digital society, including PubSub Concepts and Angstro, which Google acquired in 2010. He led Yahoo!’s internal incubator, Brickhouse, and is an XPRIZE Foundation Board member.

Eric Pulier joined Genius Group’s Board in October 2023. Eric Pulier is an entrepreneur, technologist, author, public speaker, investor, philanthropist, and founder of over 16 companies, has raised more than a billion dollars for ventures he has founded or co-founded. His ventures have achieved various liquidity events, such as acquisitions, IPOs, ICOs, and mergers. Pulier is credited with starting one of the first and largest internet professional services companies, creating the first enterprise desktops-as-service platform, the first enterprise hybrid computing system, and inventing the concept of programmable non-fungible tokens for access, rewards, and utility, known as Smart NFTs. Pulier graduated Magna Cum Laude from Harvard University, where he was an editor of the Harvard Crimson. In 1996, Pulier was selected to conceive and build the “Bridge to the 21st Century” for Bill Clinton and Al Gore for their second inauguration. Additionally, Mr. Pulier is the creator of Starbright World, a project that connected 75 hospitals in the first-ever virtual community for children, funded by Microsoft co-founder Paul Allen and chaired by director Steven Spielberg. He is the author of “Understanding Enterprise SOA” and a renowned expert and speaker on the practical applications of artificial intelligence, spatial computing, augmented reality, cloud computing, blockchain, and other exponential technologies.

Eva Mantziou assumed the role of CHRO and Chief of Staff at Genius Group in May 2023. Eva is a graduate of MIT (Massachusetts Institute of Technology), IESE Business School, and the GLOBAL CEO program organized by WHARTON Business School. She served as a mentor in the “Business in Women’s Hands” mentoring program, guiding technology startups with outstanding track records, where her mentee repeatedly earned the title of Forbes 30 under 30 innovators in technology through mentoring. Additionally, Eva acted as an international mentor at the MIT Enterprise Forum, focusing on mentoring scaleups. Over the past 15 years, Eva played a pivotal role in shaping the Work Service Capital Group (now GI Group), overseeing its international structures, M&A, and cross-border development. Work Service was a European leader in the fields of personnel outsourcing, HR, and international recruitment, employing 300,000 people. She has extensive experience in IPO processes, having taken the Work Service Group public on the Warsaw Stock Exchange with a dual listing on the London Stock Exchange. During the presidency of Polish President Bronislaw Komorowski, Eva served as his social policy expert, launching several projects in cooperation with the Ministry of Labour and Social Policy. She is the co-founder of the business accelerator, Golden Eggs, and has also co-founded several tech companies, including Reconizer and Unfold World.

Family Relationships

There are no family relationships between any of the directors.

B. Compensation.

Executive Compensation

We are not required to disclose compensation paid to our senior management on an individual basis under the laws of Singapore and we have not otherwise publicly disclosed this information other than in this document and the associated financial statements.

	2023			2022
	Salary	Stock Based	Total	Salary	Stock Based	Total
Key management compensation	$1,595,864	$392,074	$1,987,938	$1,184,506	$553,987	$1,738,493

C. Board practices.

Board of Directors

Our board of directors consists of 5 directors, including 2 executive (or otherwise-non-independent) directors and 3 independent directors. We established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee upon the effectiveness of our registration statement on Form F-1, on March 31, 2022. We adopted a charter for each of the three committees. Each of the committees of our board of directors have the composition and responsibilities described below.

The Singapore Companies Act requires that we must have at all times at least one director who is ordinarily resident in Singapore. Roger James Hamilton is ordinarily resident in Singapore. Vacation of all five board positions by these directors shall be deemed to be invalid, absent a prior appointment of another director to the Board who is an ordinarily resident in Singapore.

Audit Committee

Eric Pulier, Richard J. Berman and Salim Ismail serve as members of our Audit Committee. Richard J. Berman serves as the chairman of the Audit Committee. Each of our Audit Committee members satisfy the “independence” requirements of the NYSE American listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Richard J. Berman possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

➢	evaluating the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;
➢	approving the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;
➢	monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;
➢	reviewing the financial statements to be included in our Prospectus on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;
➢	overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the Board;
➢	reviewing and approving in advance any proposed related-party transactions and report to the full Board on any approved transactions; and
➢	providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our board of directors, including Sarbanes-Oxley Act implementation, and makes recommendations to our board of directors regarding corporate governance issues and policy decisions.

Compensation Committee

Eric Pulier, Richard J. Berman and Salim Ismail serve as members of our Compensation Committee. Richard J. Berman serves as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the NYSE American listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee is responsible for overseeing and making recommendations to our board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Eric Pulier, Richard J. Berman and Salim Ismail serve as members of our Nominating and Corporate Governance Committee. Richard J. Berman serves as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the NYSE American listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

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

D. Employees

We currently have 300 staff members, with 13 in Genius Group Ltd, 42 in GeniusU Ltd, 133 in University of Antelope Valley, 21 in Property Investors Network, 37 in E-Squared, 20 in Education Angels and 34 in Revealed Films. We operate as one global team with regional leadership, and we have established a remote working culture, which puts us in a strong position to manage environmental, infrastructure and health events without any major change to our management process.

By illustration, our main leadership team works from Singapore, Australia, New Zealand, Indonesia, South Africa, England, Portugal, Poland and the United States. Our accounts team operates from India and our development team works from India, Ukraine and Poland.

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

In summary, the rules of the Incentive Plan are:

➢	An option pool is determined by the Board of Directors at the beginning of each calendar year. The size of the pool is approximately equivalent to two months payroll cost and may change from time to time.
➢	Options are granted from the pool to eligible employees each year. Eligible employees are those that are in full-time employment and have been employed by the Company for at least three months prior to December 31 each year.
➢	At the grant date, employees are issued with a letter stating the number of options earned and the exercise price. These are calculated based on the total options pool available, and divided pro rata to their length of employment in the year and proportional to their salary as a percentage of total wages.
➢	The exercise price is at the share price at the time of the grant date.
➢	The vesting date is one year after the grant date. In order to vest, an employee must still be in employment with Genius Group as of the vesting date.
➢	On the vesting date, eligible employees may exercise their option at the pre-fixed exercise price.
➢	Should employees choose to exercise their option, shares are issued as an interest-free loan repayable at the time of sale of the shares.
➢	Should employees not to exercise, or if they leave employment prior to the vesting date, the options lapse.
➢	Employees are required to complete the KYC (Know Your Customer) process before receiving the share certificates.

Below are details of the options and restricted stock units issued to date:

						No of Shares
		No of	Price		Total	after Share
Year	Companies	Shares	Per Share		Consideration	Split
2018	Genius Group Ltd	20,317	$15.45		$313,898	121,902
2019	Genius Group Ltd, GeniusU Ltd, Entrepreneur Institute Ltd, Entrepreneur Resorts Ltd	42,913	$21.34		$915,763	257,478
2020	Genius Group Ltd, GeniusU Ltd, Entrepreneur Institute Ltd, Entrepreneur Resorts Ltd	11,560	$34.87		$403,097	69,360
2021	Genius Group Ltd, GeniusU Ltd, Entrepreneur Institute Ltd, Entrepreneur Resorts Ltd	22,366	$36.00		$805,170	134,195
2022	Genius Group Ltd, University of Antelope Valley		n.m.	(1)	$4,789,351	2,071,852
2023	Genius Group Ltd and Subsidiaries		n.m.	(1)	$674,704	873,429
	TOTAL				$7,901,983	3,528,216

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

In this section “we,” “us” and “our” refer to Genius Group Limited. You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with the IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles, or GAAP. This discussion and other parts of this Annual Report contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this Annual Report titled “Item 3.D. Risk Factors.” References to the number of shares or options issued by Genius Group Limited in this section shall be to the number of shares or options issued at December 31, 2023.

Please refer to the glossary of terms provided at the beginning of this Annual Report for aid in understanding the entities, acquisitions, products, services and certain other concepts referred to in the management’s discussion and analysis presented herein.

A. Operating Results

Overview

We believe that we are a world leading entrepreneur Edtech and education group with a focus on A.I.. Our mission is to disrupt the current education model with a student-centered, lifelong learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market.

To help achieve our mission, we completed an IPO on NYSE American, on April 14, 2022. During 2022 we grew from four core companies to nine companies with the 5th acquisition of Fatbrain closing in March 2024.

Our original core group includes our holding company, Genius Group Ltd, our Edtech platform, GeniusU Ltd, Entrepreneurs Institute and Entrepreneur Resorts (spun off in October 2023).

The entrepreneur education system of our core group has been delivered virtually and in-person, in multiple languages, locally and globally mainly via our GeniusU Edtech platform to adults seeking to grow their entrepreneur and leadership skills. Our partners and community are global with an average of 7,200 new students joining our GeniusU platform each week in 2023. Our City Leaders have been conducting our events (physically or virtually) in over 100 cities and over 2,500+ faculty members have been operating their microschools using our online tools.

We have expanded our education system to age groups beyond our adult audience, to children and young adults. Our acquisitions have helped achieve this full lifelong education. They businesses include: Education Angels, which provides early learning in New Zealand for children from early stage 5 years old; E-Square, which provides primary and secondary school education in South Africa; University of Antelope Valley, which provides vocational certifications and university degrees in California, USA; Property Investors Network, which provides property investment courses and events in England, UK; Revealed Films, a media production company that specializes in multi-part documentaries and FatBrain, which provides powerful and easy-to-use AI solutions to empower the enterprise stars of tomorrow to grow, innovate, and drive the majority of the global economy.

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

To provide an accurate discussion and analysis of financial condition and results of operation, the financial reports provided and discussed below are grouped in the following sections:

Financials including acquisitions from the acquisition date: Audited financials provided for the financial years ended December 31, 2022 and 2023, including the acquisitions companies from the date of acquisition.

Pro forma financials for Genius Group (The full Group including the Group and the Acquisitions and excluding Entrepreneur Resorts Limited): Unaudited pro forma financials provided for the financial years ended December 31, 2023 for the full Group, including all the Acquisition companies and excluding Entrepreneur Resorts Limited, as if they were operating as one during these periods.

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

Key Business Metrics and Non-IFRS Financial Measures

We monitor the key business metrics and Non-IFRS financial measure set forth below to help us evaluate our business and growth trends, set growth targets and budgets, and measure the effectiveness of our sales and marketing efforts. These key business metrics and Non-IFRS financial measures are presented for supplemental informational purposes only, are not a substitute for IFRS financial measures, and may differ from similarly titled metrics or measures presented by other companies. A reconciliation of each Non-IFRS financial measure to the most directly comparable IFRS financial measure is provided in the “Non-IFRS Financial Measures – Adjusted EBITDA” section of this Annual Report.

Key Business Metrics

Please refer to the tables under “Key Business Metrics” for the years ended December 31, 2022, and 2023.

These metrics have been used to measure and grow the company , with Education Segment metrics (related primarily to GeniusU Ltd, including Entrepreneurs Institute’s activity) and Campus Segment metrics (related to Entrepreneur Resorts). The same metrics used to measure the Group’s Education Segment are used to measure the Acquisitions. The reason that we are choosing the same metrics is due to the “freemium” model being adopted for the acquisitions. We measure GeniusU, in which students and partners join the platform for free and then over time a percentage of them upgrade to paid courses, products and certifications. The Acquisitions have previously measured students and financial data without necessarily focusing on cost per student or revenue per student.

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

The methods used for calculating the operating data presented are consistent and the same for all businesses in the Group.

Number of Students and Users

Number of Students and Users

Total
Year ended December 31, 2023	5,540,229
Year ended December 31, 2022	4,450,852

Number of Free Students and Users

Total
Year ended December 31, 2023	5,340,323
Year ended December 31, 2022	4,278,933

Number of Customers (Paying Students and Users)

Total
Year ended December 31, 2023	199,906
Year ended December 31, 2022	171,919

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

GeniusU Ltd grew total students by 17% in 2022 and a further 12% in 2023 to 3,485,998 total students, with paying students growing by 15% in 2022 and a further 21% in 2023 to 52,121 paying students. We have seen consistent growth in the number of students on GeniusU year-on-year within the range of 10% to 20% per year. This growth is primarily due to three factors: Organic growth through word-of mouth and referrals; partners and our acquisitions attracting new students; and direct growth from paid digital advertising. We have historically spent a low amount on advertising as we have relied on word-of-mouth referrals and partners. Our marketing spend has been at less than 10% of revenue for the Pre-IPO Group and less than 8% or pro forma revenue for the Group including Acquisitions.

PIN increased total students by 5% in 2022 and a further 12% in 2023 to 184,822 total students, with paying students growing by 121% in 2022 and a further 5% in 2023 to 71,686 paying students. PIN has also been following a steady growth, with a spike in 2020 during the pandemic as more individuals in the United Kingdom began seeking out financial education and investment education.

Overall, numbers for the Group reflect a 24% growth in total students and users in 2023 compared to 2022, with paying students growing by 16% in 2023 to 199,906 paying students. We believe these numbers represent a consistent organic growth with a relatively low marketing spend.

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

The number of partners in GeniusU remained same in 2023 compared to 2022. We expect a growth of 10% to 20% in partners each year. Tracking and managing our partner is a balance between growth and maintaining quality, as the quality of each partner’s courses and quality of training are important factors as they go through their certification process.

Overall, the number of partners for the Group remained similar to 2022 at 19,840 partners as at December 31, 2023. We see this key measure as a measure of the scalability in the delivery of the Genius Curriculum, as each partner attracts their own students to GeniusU and as partners are joining from all parts of the world, we are able to overcome the two largest bottlenecks to the growth of most education companies: location and teachers.

Number of Partners

Number of Partners

Total
Year ended December 31, 2023	14,779
Year ended December 31, 2022	14,760

Operating Results

Results for the Year ended December 31, 2023 compared to the Year ended December 31, 2022

The below discussion and analysis are for the 2023 audited financials compared to the 2022 audited financials.

Discussion and analysis includes 2023 pro forma financials for Genius Group compared to 2022, including the consolidated audited financials for the Group and the financials of FatBrain, and excluding Entrepreneur Resorts Limited.

For clarity, each section below has separate paragraphs with discussion and analysis for the Group audited financials, and discussion and analysis for the Genius Group unaudited pro forma financials (including the Acquisitions).

Revenue: The $70.4 million in pro forma total revenue was the combination of $23.1 million in revenue from the existing Group, and $18.7 million excluding Entrepreneur Resorts. Acquisition revenue includes FatBrain revenue which constitutes 74% of the group revenue at $51.8 million.

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

Our audited Group revenues increased from $18.2 million in 2022 to $23.1 million in the fiscal year ended December 31, 2023. This was driven by an increase in Education Revenue of 37% from $13.6 million to $18.6 million and decrease in campus revenue by 4% from $4.6 million in 2022 to $4.5 million in 2023. The increase in education revenue was mainly due to Group representing full year results in 2023 for the acquisitions closed in 2022 followed by growth in person revenue which increased to $10.2 million in 2023 compared to $5.5 million in 2022. The reduction is as a result of the spin off of ERL.

The following table shows the breakdown of this revenue into segments for both Genius Group and the audited Group:

	Genius Group	Genius Group
	Pro forma	Audited Financials
	Year Ended	Year Ended
	December 31,	December 31,
	2023	2023	2022
	(USD 000’s)	(USD 000’s)	(USD 000’s)
Digital Education Revenue	$60,133	$8,374	$8,012
In-Person Education Revenue	10,238	10,238	5,544
Total Education Revenue	70,371	18,612	13,556
Campus Revenue	-	4,451	4,638
Total Revenue	$70,371	$23,063	$18,194

Included in the pro-forma revenue for 2023, the acquisition of FatBrain generated revenue of $51.8 million.

Excluded in the pro forma revenue for 2023, the spin off of Entrepreneur Resorts Limited generated revenue of $4.5 million.

Cost of Revenue: The Group’s cost of revenue was $11.1 million in 2023 with $11.9 million gross profit, for a 52% gross margin, an increase of 5% year-over-year. The Group’s cost of revenue was $9.6 million in 2022 with $8.6 million in gross profit, for a 47% gross margin. Our margin improved in 2023 as a result of operating synergies and the inclusion of higher gross margin acquisitions.

Genius Group’s pro forma cost of revenue in the fiscal year ended December 31, 2023 was $53.3 million, delivering a gross profit of $17.1 million and a 24% gross margin. FatBrain AI’s gross margin is 16% as the Company spends on development of software, licenses and salaries are part of the cost of sales. By owning the majority of our own curriculum and courses across all companies and acquisitions, we are focused on improving our cost of content and a high gross margin. The cost of revenue that we do incur is mainly our development expenses, customer acquisition costs and our faculty costs.

For the fiscal year ended December 31, 2023, on audit basis, UAV had $3.8 million in direct cost with 56% gross margin compared to $2.2 million in direct cost with a 51% gross margin in 2022. The increase in cost of sales was mainly due to the campus returning to full operation in 2023. PIN had $1.6 million in direct cost with 57% gross margin for the year ended December 31, 2023, compared to $0.9 million in direct cost with a 56% gross margin in 2022. The margins are similar compared to the year before and is mainly due to a return to holding physical events whilst the business faced macroeconomic headwinds in growing revenue. Education Angels had a $0.5 million direct cost with a 54% gross margin for the year ended December 31, 2023, compared to $0.3 million in direct costs with a 53% margin in 2022. E-Square had $0.3 million in direct costs with 45% gross margin for the year ended December 31,2023 compared to $0.1 million in direct costs with a 60% margin in 2022. For the year ended December 31, 2023, Revealed Films had a $2.0 million in direct cost with $0.5 million in gross profit delivering 18% gross margin compared to $0.6 million in direct costs with a 49% margin in 2022.

Operating Expenses: The Group had operating expenses of $48.3 million in the fiscal year ended December 31, 2023 compared to $50.5 million in 2022. Approximately 37% of our operating expense in 2023 is due to impairment loss of $17.6 million and the remaining 63% is primarily driven by General and Administrative expenses. The administrative expenses include staff costs, professional and consulting fees, development costs, marketing, rental and general expenses. The decrease in our operating expenses is the result of the growth in our operations, the expansion of our curriculum and legal expenses.

Genius Group’s pro forma operating expenses were $47.7 million for the fiscal year ended December 31, 2023.

Additional Income: Additional Income was $33.0 million for the fiscal year ended December 31, 2023 compared to $0.4 million in 2022. The increase in additional income is mainly due to revaluation gain on contingent liabilities of $32.8 million in 2023. Genius Group’s pro forma additional income was $33.0 million for the fiscal year ended December 31, 2023.

Additional Expenses: The Group also had $3.7 million in other expenses in the fiscal year ended December 31, 2023 compared to $15.2 million in 2022. The primary reason for reduction was revaluation loss on contingent liability in 2022 compared to gain in 2023. Genius Group’s pro forma other expenses were $4.1 million for the fiscal year ended December 31, 2023.

Recent Accounting Pronouncements Implemented

Recently Adopted Accounting Standards	Effective for periods beginning on or after
Amendments to IAS 1 Disclosure of Accounting Policies	January 1, 2023
Amendments to IFRS 17 Insurance Contracts	January 1, 2023
Amendments to IAS 8 Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12 Income Taxes	January 1, 2023

The Company’s adoption of the standards above had no material impact on the consolidated financial statements in the year of initial application.

B. Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operations. Cash and cash equivalents and short term investments consist mostly of cash on deposit with banks. As of December 31, 2023, we had cash and cash equivalents of $0.6 million maintained at various financial institutions. We have funded our operations primarily through cash flows from operations, and have raised capital for the purpose of business acquisitions and development of the technology platform.

We will repatriate cash from our subsidiaries by repayment of intercompany balances where in existence until exhausted, and otherwise by way of dividends. Any repatriation of cash in the form of a taxable payment, such as a dividend distribution, would generally be tax exempt in Singapore or otherwise taxable at the Singapore standard corporate tax rate, which is currently 17%.

We believe our existing cash and cash equivalents, short term investments, and the cash flow we generate from our operations along with 2024 completed and planned funding we have sufficient working capital for the next 12 months. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing and extent of spending on content and research and development, the expansion of our sales and marketing activities, the timing of new product introductions, market acceptance of our products, , our continued international expansion, the acquisition of other companies, competitive factors, and overall economic conditions, globally. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations.

Cash Flow

Group — Consolidated Statement of Cash Flows Data:

	For the year ended	For the year ended
	December 31,	December 31,
	2023	2022
	(USD)	(USD)
Net Cash Used In Operating Activities	(12,409,242)	(7,415,291)
Net Cash Used in Investing Activities	(2,843,410)	(10,063,109)
Net Cash Provided By Financing Activities	9,850,014	21,095,941

As of December 31, 2023, the Group had cash and cash equivalents of 0.6 million maintained at various financial institutions. We have funded our operations primarily through cash flows from operations, and have raised capital for the purpose of business acquisitions and development of the technology platform.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Operating Activities:

Operating activities used $12.4 million of cash in 2023. The cash flow from operating activities primarily came from $5.7 million of net loss after tax, adjusted for $7.8 million of non-cash items, and an increase in working capital of $1.1 million.

Operating activities used $7.4 million of cash in 2022.

Investing Activities

Our main capital investing activities have consisted of the acquisition of existing businesses and development cost of our education technology platform. We estimate that our ongoing capital requirements will be dictated by market opportunities for acquisition in the education and hospitality sectors, and the rate of development of the Edtech platform. Net cash used in investing activities was $2.8 million in 2023 compared to $10.1 million in 2022.

The major reason for the higher 2022 was due to cash consideration of $8.8 million paid for five acquisitions and $0.7 million of costs for technology platform development.

Financing Activities:

Net cash provided by financing activities was $9.9 million in 2023 compared to $21.1 million in 2022.

Between January 1, 2023 and December 31, 2023 the Company raised $8.9 million from convertible note issuance. In 2022 the Company raised $17.3 million net cash from IPO, $4.2 million from convertible note issuance and $2.7 million from equity issuance for GeniusU and Genius Group.

Indebtedness

Convertible Debt

During the year ended December 31, 2020, Genius Group Ltd issued 36 month convertible loans in the principal amount of $1,819,145 which bear interest at rates between 10% to 12% per annum, payable quarterly, annually or at maturity depending upon the convertible note (the “2020 Convertible Notes”). The convertible notes are convertible at the end of the term at the market price.

During the year ended 2022, Genius Group Ltd entered into a Securities Purchase Agreement to issue convertible loan (the “2022 Convertible Notes”) in the principal amount of $18,130,000 in face amount of a senior secured convertible note purchased for $17,000,000 by the selling shareholder or its affiliates or assigns in a transaction that closed on August 26, 2022, which is convertible into our ordinary shares at an initial fixed price of $5.17, subject to adjustment for stock dividends, stock splits, anti-dilution and other customary adjustment events. The ordinary shares issuable upon conversion of the convertible note are being registered and will be sold pursuant to this prospectus by the selling shareholder. In addition, subject to the satisfaction of equity conditions, we may, at our election, make monthly principal amortization payments in our ordinary shares. If we elect to make amortization payments in ordinary shares, such ordinary shares will be valued at the lowest of (x) the fixed conversion price, (y) 90% of the volume weighted average price of our ordinary shares on the trading day preceding the amortization payment date and (z) 90% of the average of the three lowest volume weighted average prices for our ordinary shares during the 20 trading days preceding the amortization payment date.

During the year ended December 31, 2022, the Company and holder of 2020 Convertible Notes in the agreement amount of $6,000 was repaid and $221,000 along with the accrued interest of $3,764 were converted into 37,463 Genius Group shares pursuant to conversion offer extended by Genius Group Ltd.

During the year ended December 31, 2023, the company and holder of 2020 Convertible Notes in the agreement amount of $416,830 was repaid. The unpaid amount as of December 31, 2023 was $122,415 (2022: $539,245) under the 2020 Convertible Notes plan and is classified as Short term debt.

During the year ended December 31, 2022, the Company and holder of 2022 Convertible Note converted aggregate amount of $707,306 including the accrued interest of $235,146 into the equity of Genius Group based on the share price calculated as per the agreement. The Company issued 1,515,891 Genius Group Shares to fulfill the conversion request.

During the year ended December 31, 2023, the company and holder of 2022 Convertible Note converted aggregate amount of $16,324,424 including the accrued interest of $1,701,964 into the equity of Genius Group based on the share price calculated as per the agreement. The company issued 45,239,635 Genius Group Shares to fulfill the conversion request. The conversion was recorded as reduction in the liability and an increase to equity. The interest was charged to the profit and loss statement under interest expenses. The unpaid amount as of December 31, 2023 was $0 (2022: $7,975,851) and is classified as convertible debt obligations.

Other credit facilities

In September of 2019, the Company obtained lines of credit in the aggregate amount of S$400,000 for working capital and business expansions requirements in Wealth Dynamics Pte Ltd, which the Company drew down on in full. Loans in the amount of S$100,000 shall be repaid over 36 monthly installments including both principal and the respective accrued interest. Interest on such principal shall bear at a rate of 8% per annum plus a margin of 0.88%, subject to adjustment. The Company has the option to prepay the loan before its maturity date, subject to a fee of 6.88% if paid within twelve months from the drawdown date. Loans in the amount of S$300,000 (approximately $222,684 at the 2019 exchange rate) shall be repaid over 60 monthly installments including both principal and the respective accrued interest. Interest on such principal shall bear at a rate of 6.25% per annum, subject to adjustment. The loans are secured by personal guarantees of the Director. During the year ended December 31, 2023, the Company repaid an aggregate of S$70,017 approximately $52,108 at the 2023 exchange rate (2022 — S$98,589 approximately $72,492 at the 2022 exchange rate) of principal plus the respective accrued interest.

Education Angels has obtained line of credit for working capital requirement in 2020, 2021 and 2022. The loans are secured by the guarantees of the Director and do not have covenant clauses.

The outstanding principal as of December 31, 2023 and December 31, 2022 are as follows:-

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding as of December 31, 2023	Outstanding as of December 31, 2022
IRD Loan	2020	$20,063	60 Months	3.25%	$10,247	$16,900
Juke NWN765	2021	$19,679	36 Months	1.30%	$5,500	$12,255
Qashqai NWN767	2021	$22,258	36 Months	1.20%	$6,990	$13,886
Qashqai NWN766	2022	$22,258	36 Months	1.20%	$7,396	$14,475

Mastermind Principles and Property Investors Network has obtained line of credit for the working capital requirement in 2020 and 2022. The loans are secured by the guarantees of the Director and do not have covenant clauses. The outstanding principal amount as of December 31, 2023 and December 31, 2022 are as follows –

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding as of December 31, 2023	Outstanding as of December 31, 2022
Lloyds CBIL (MPL)	2020	$239,540	60 Months	2.80%	$126,067	$167,678
Funding Circle Loan (MPL)	2022	$380,804	48 Months	9.30%	$235,504	$305,787
The Funding Circle (PIN)	2022	$116,054	48 Months	9.30%	$69,271	$93,193
Lloyds Bounceback Loan (PIN)	2022	$51,378	72 Months	2.50%	$30,764	$41,335
Other loans (MPL)	2021	$14,269	-	-	$14,269	$10,508

On July 26, 2023, Genius Group Ltd. executed and delivered a bridge note with an accredited investor in the face amount of $3.2 million, which has a $200,000 original issue discount. Pursuant to the bridge note, $2,000,000 delivered to a bank account identified by the Company. The balance of $1,000,000 was cancelled based on the mutual agreement between both the parties. The maturity date of the bridge note is the earlier of November 24, 2023 and the date of entry into definitive documentation or funding of a Subsequent Financing. The details of the bridge loan and outstanding balance as of December 31, 2023 are as follows –

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding as of December 31, 2023	Outstanding as of December 31, 2022
Bridge Loan (Alto Opportunity)	2023	$2,200,000	4	2.80%	$2,177,329	$-

Contractual Obligations and Commitments

The Company do not have ongoing lease commitments.

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

While our material accounting policies are described in more detail in our consolidated financial statements appearing elsewhere in this Annual Report, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

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

Off-balance sheet arrangements

As of December 31, 2023, we do not have transactions with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.

Item 6. Directors, Senior Management and Employees

See above in this Annual Report.

Item 7. Major Shareholders and Related Party Transactions

A. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this Prospectus by (i) our officers and directors, (ii) our officers and directors as a group, and (iii) 5% or greater beneficial owners of ordinary shares.

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

		After Offering
	Amount of	Percentage of
	Beneficial	Outstanding
Name and Address of Beneficial Owner	Ownership(1)	Shares(2)
Executive Officers and Directors:
Roger James Hamilton	9,379,404	12.80%
Suraj Naik	265,626	0.40%
Richard J. Berman	6,667	**	%
Salim Ismail	-	**	%
Eric Pulier	-	**	%
Jeremy Harris	88,682	**	%
Adrian Reese	-	**	%

All directors and executive officers as a group (7 individuals)	9,740,379	13.20%

** Less than 1%.

(1)	The Amount of Beneficial Ownership includes allocated shares only and does not include share options that are exercisable within 60 days, since there are no such share options.

(2)	The Percentage of Outstanding Shares is based on the total outstanding shares of 73,873,784 as of December 31, 2023, which includes all issued and outstanding shares.

B. Related party transactions

We adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and that all such transactions be approved by the committee.

Set forth below are the related party transactions of our Company that occurred during the last full fiscal year up to the date of this Prospectus.

Related Party Transactions in 2023

World Game Pte Ltd (Roger Hamilton) — The Group paid fees to World Game Pte Ltd for the services of Roger Hamilton as CEO amounting to $677,300 in 2023. The outstanding balance payable as at December 31, 2023 was nil.

Employee share Option Plan — loan — In 2023, the company granted 873,429 share options to the employees for the year 2023 under Employee share option plan. None of the options are exercised and hence the outstanding balance under subscription receivables remains unchanged.

Entrepreneurs Institute Australia Pty Ltd — The Group pays fees to Entrepreneurs Institute Australia Pty Ltd (“EIA”), an Australian company controlled and ultimately owned by Roger Hamilton and Sandra Morrell, director and former director respectively of Genius Group Ltd. In June 2023, the Company began the process of liquidation and is currently in review with the regulators. The total in 2023 was $117,790. The sole purpose of the entity is to engage local team and physical resources to provide day-to-day support to the Group with its own business requirements as well as catering to external clients. EIA on-charges its costs and does not record a material profit or loss; therefore, the related party shareholders do not receive any financial benefit from this arrangement.

GU Web Services India Pvt Ltd — The Group pays fees to GeniusU Web Services India Pvt Ltd (“GU India”), an Indian company controlled and ultimately owned by Suraj Naik, an employee of the Group, and a family member of Suraj Naik. The total in 2023 was $288,937. The sole purpose of the entity is to engage local team and physical resources to provide day-to-day support to the Group with its own business requirements as well as catering to external clients. GU India on-charges its costs and does not record a material profit or loss; therefore, the related party shareholders do not receive any financial benefit from this arrangement.

Roger Hamilton — The loan payable to Roger Hamilton is for a loan agreement entered on October 16, 2023 with its CEO, Roger James Hamilton, to provide it with up to $4 million as an interest free loan, and to be converted into equity in the Company as ordinary shares and upon the same terms at the next qualified financing round. Roger Hamilton has loaned the Company $2.1 million under this agreement with $1 million converted into the securities. The balance of $1.1 million will be repaid in cash at a date no sooner than July 1, 2024.

Revealed Films – The loan payable to the prior owner of Revealed Films (Jeff Hays and Patrick Gentempo) for the acquisition of Revealed Films in Oct 2022 is non-interest bearing with payment of $2,000,000 due on or before March 31, 2023. The total outstanding balance on December 31, 2022 was $2,000,000 was repaid during the year 2023 and the outstanding balance payable as at December 31, 2023 was nil.

E-Squared Education - The loan payable to the prior owner of E-Squared Education (Lilian Niemann) for the acquisition of E-Squared in May 2022 is non-interest bearing with payment of ZAR 3.6 million (approx. $299,231) payable on or before Nov 30, 2022. The total outstanding balance on December 31, 2022 was $299,231 was repaid during the year 2023 and the outstanding balance payable as at December 31, 2023 was nil.

Related Party Transactions in 2022

World Game Pte Ltd (Roger Hamilton) — The Group paid fees to World Game Pte Ltd for the services of Roger Hamilton as CEO amounting to $621,348 in 2022. The outstanding balance payable as at December 31, 2022 was $78,235.

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

University of Antelope Valley – During August 2022, the Company signed two lease agreements for University of Antelope Valley university buildings with the former owners of University of Antelope Valley, both with 12-year terms. A right of use asset and a lease liability of $11,149,101 was booked to the Consolidated Statements of Financial Condition for the leases.

E-Squared Education - The loan payable to the prior owner of E-Squared Education (Lilian Niemann) for the acquisition of E-Squared in May 2022 is non-interest bearing with payment of ZAR 3.6 million (approx. $299,231) payable on or before Nov 30, 2022. The total outstanding balance on December 31, 2022 was $299,231.

DESCRIPTION OF SHARE CAPITAL

General

For the purposes of this section, references to “shareholders” mean those persons whose names and number of shares are entered in our register of members. Only persons who are registered in our register of members are recognized under Singapore law as shareholders of our Company. As a result, only registered shareholders have legal standing to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. The branch register of members is maintained by VStock Transfer, LLC, our transfer agent.

We will not, except as required by applicable law, recognize any equitable, contingent, future or partial interest in any ordinary share, or any interest in any fractional part of an ordinary share, or other rights for any ordinary share other than the absolute right thereto of the registered holder of that ordinary share.

The shares offered in the offering pursuant to this prospectus are expected to be held through the Depository Trust Company (“DTC”). Accordingly, DTC or its nominee, Cede & Co., will be the shareholder on record registered in our register of members. The holder of our shares held in book-entry interests through DTC or its nominee may become a registered shareholder by exchanging its interest in our shares for certificated shares and being registered in our register of members in respect of such shares. The procedures by which a holder of book-entry interests held through DTC or its nominee may exchange such interests for certificated shares are determined by DTC and VStock Transfer, LLC, in accordance with their internal policies and guidelines regulating the withdrawal and exchange of book-entry interests for certificated shares, and following such an exchange VStock Transfer, LLC will perform the procedures to register the shares in the branch register of members.

Under the Singapore Companies Act, if (a) the name of any person is without sufficient cause entered in or omitted from the register of members; or (b) default is made or unnecessary delay takes place in entering in the register of members the fact of any person having ceased to be a member, the person aggrieved or any member of the public company or the company itself, may apply to the Singapore courts for rectification of the register of members. The Singapore courts may either refuse the application or order rectification of the register of members, and may direct the company to pay any damages sustained by any party to the application. The Singapore courts will not entertain any application for the rectification of a register of members in respect of an entry which was made in the register of members more than 30 years before the date of the application.

The number of ordinary shares outstanding as of December 31, 2023 is 73,873,784 and excludes:

●	1,524,949 management and employee share options issued and reserved.
●	Any further conversion from the convertible debt issuance or any outstanding warrants.

➢ The following description of our share capital and provisions of our constitution (formerly known as our memorandum and articles of association) are summaries and are qualified by reference to the applicable provisions of Singapore law (including the Singapore Companies Act) and our constitution. A copy of our constitution has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part.

Ordinary Shares

As of the date of this prospectus, our issued and paid-up ordinary share capital consisted of 73,473,784 ordinary shares as described above. We currently have only one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another. Our ordinary shares have no par value as there is no concept of authorized share capital under Singapore law. There is a provision in our constitution which provides that subject to the Singapore Companies Act, we may issue shares with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as our board of directors may determine.

All of our shares presently issued are fully paid-up, and existing shareholders are not subject to any calls on these shares. Although Singapore law does not recognize the concept of “non-assessability” with respect to newly issued shares, we note that any subscriber of our shares who has fully paid up all amounts due with respect to such shares will not be subject under Singapore law to any personal liability to contribute to the assets or liabilities of our Company in such subscriber’s capacity solely as a holder of such shares. We believe that this interpretation is substantively consistent with the concept of “non-assessability” under most, if not all, U.S. state corporations’ laws. All of our shares are in registered form. We cannot, except in the circumstances permitted by the Singapore Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our own shares. Except as described below under “— Take-overs,” there are no limitations imposed by the Singapore Companies Act or by our constitution on the rights of shareholders not resident in Singapore to hold or vote in respect of our ordinary shares.

Transfer Agent and Branch Registrar

The transfer agent and branch registrar for our ordinary shares is VStock Transfer, LLC.

Listing

We have listed our ordinary shares listed on the NYSE American under the symbol “GNS”.

New Shares

Under the Singapore Companies Act, new shares may be issued only with the prior approval of our shareholders in a general meeting. General approval may be sought from our shareholders in a general meeting for the issuance of shares. Such approval, if granted, will lapse at the earlier of:

➢ the conclusion of the next annual general meeting; or

➢ the expiration of the period within which the next annual general meeting is required by law to be held (i.e., within six months after the end of each financial year), but any approval may be revoked or varied by the shareholders in a general meeting.

Our shareholders have in April 2021 provided such general authority to issue new ordinary shares until the conclusion of our next annual general meeting, or the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier. Such approval will lapse in accordance with the preceding paragraph if our shareholders do not grant a new approval at our next annual general meeting, or the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier. Subject to this and the provisions of the Singapore Companies Act and our constitution, our board of directors may allot and issue new ordinary shares on such terms and conditions and for such purposes as may be determined by our board of directors in its sole discretion.

Preference Shares

We currently do not have any preference shares issued.

Under the Singapore Companies Act, different classes of shares in a public company may be issued only if (a) the issue of the class or classes of shares is provided for in the constitution of the public company and (b) the constitution of the public company sets out in respect of each class of shares the rights attached to that class of shares. Our constitution provides that subject to the Singapore Companies Act we may issue shares with such preferred, deferred or other special rights, or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as our board of directors may determine.

We may, subject to the Singapore Companies Act and the prior approval in a general meeting of our shareholders, issue preference shares which are, or at our option are to be, subject to redemption provided that such preference shares may not be redeemed out of capital unless:

➢ all the directors have made a solvency statement in relation to such redemption; and

➢ we have lodged a copy of the statement with the Singapore Registrar of Companies.

Further, such shares must be fully paid-up before they are redeemed.

As of the date of this prospectus, we have no preference shares outstanding. At present, we have no plans to issue preference shares.

Registration Rights

There are currently no registration rights relating to our securities.

Transfer of Ordinary Shares

Subject to applicable securities laws in relevant jurisdictions and our constitution, our ordinary shares are freely transferable. Our constitution provides that shares may be transferred by a duly signed instrument of transfer in any usual or common form or in a form approved by the directors. The directors may decline to register any transfer unless, among other things, evidence as the directors may reasonably require to show the right of the transferor to make the transfer.

Election and Re-election of Directors

We may, by ordinary resolution, remove any director before the expiration of his or her period of office, notwithstanding anything in our constitution or in any agreement between us and such director but where any director so removed was appointed to represent the interests of any particular class of shareholders or debenture holders the resolution to remove him or her shall not take effect until his or her successor has been appointed. We may also, by an ordinary resolution, appoint another person in place of a director removed from office pursuant to the foregoing.

Our constitution provides that at each annual general meeting, one-third of the directors for the time being, or if the number is not three or a multiple of three, then the number nearest one-third, shall retire from office by rotation and will be eligible for re-election at that annual general meeting (the directors so to retire being those longest in office since their last election).

Our board of directors shall have the power, at any time and from time to time, to appoint any person to be a director either to fill a casual vacancy or as an additional director so long as the total number of directors shall not at any time exceed the maximum number (if any) fixed in accordance with our constitution. Any director so appointed shall hold office only until the next retirement of directors under our constitution, and shall then be eligible for re-election but shall not be taken into account in determining the directors who are to retire by rotation under our constitution.

Shareholders’ Meetings

Subject to the Singapore Companies Act, we are required to hold an annual general meeting within six months after the end of each financial year. The directors may convene an extraordinary general meeting whenever they think fit and they must do so upon the written requisition of shareholders holding not less than 10% of the total number of paid-up shares as of the date of deposit of the requisition carrying the right to vote at a general meeting (disregarding paid-up shares held as treasury shares). In addition, two or more shareholders holding not less than 10% of our total number of issued shares (excluding our treasury shares) may call a meeting of our shareholders.

The Singapore Companies Act provides that a shareholder is entitled to attend any general meeting and speak on any resolution put before the general meeting. The holder of a share may vote on a resolution before a general meeting of the company if the share confers on the holder a right to vote on that resolution. Unless otherwise required by law or by our constitution, resolutions put forth at general meetings may be decided by ordinary resolution, requiring the affirmative vote of a simple majority of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution. An ordinary resolution suffices, for example, for appointments of directors (unless the constitution otherwise provides). A special resolution, requiring an affirmative vote of not less than three-fourths of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore law, such as an alteration of our constitution. We must give at least 21 days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. General meetings convened for the purpose of passing ordinary resolutions generally require at least 14 days’ notice in writing. A shareholder entitled to attend and vote at a meeting of the company, or at a meeting of any class of shareholders of the company, shall be entitled to appoint another person or persons, whether a shareholder of the company or not, as the shareholder’s proxy to attend and vote instead of the shareholder at the meeting. Under the Singapore Companies Act, a proxy appointed to attend and vote instead of the shareholder shall also have the same right as the shareholder to speak at the meeting, but unless the constitution of the company otherwise provides, (i) a proxy shall not be entitled to vote except on a poll, (ii) a shareholder shall not be entitled to appoint more than two proxies to attend and vote at the same meeting and (iii) where a shareholder appoints two proxies, the appointment shall be invalid unless the shareholder specifies the proportions of his holdings to be represented by each proxy.

Notwithstanding the foregoing, a registered shareholder entitled to attend and vote at a meeting of the company held pursuant to an order of court under Section 210(1) of the Singapore Companies Act, or at any adjourned meeting under Section 210(3) of the Singapore Companies Act, is, unless the court orders otherwise, entitled to appoint only one proxy to attend and vote at the same meeting, and except where the aforementioned applies, a registered shareholder of a company having a share capital who is a relevant intermediary (as defined under the Singapore Companies Act) may appoint more than two proxies in relation to a meeting to exercise all or any of the shareholder’s rights to attend and to speak and vote at the meeting, but each proxy must be appointed to exercise the rights attached to a different share or shares held by the shareholder (which number and class of shares shall be specified), and at such meeting, the proxy has the right to vote on a show of hands.

Shares in a public company may confer special, limited or conditional voting rights or not confer voting rights. In this regard, different classes of shares in a public company may be issued only if the issue of the class or classes of shares is provided for in the constitution of the public company and the constitution of the public company sets out in respect of each class of shares the rights attached to that class of shares. A public company shall not undertake any issuance of shares that confer special, limited or conditional voting rights or that confer no voting rights unless it is approved by shareholders by special resolution.

Voting Rights

As provided under our constitution and subject to the Singapore Companies Act, voting at any meeting of shareholders is by show of hands unless a poll has been demanded prior to or on the declaration of the result of the show of hands by, among others, (i) the chairman or (ii) at least three shareholders present in person or by proxy. On a poll every holder of ordinary shares who is present in person or by proxy or by attorney, or other duly authorized representative, has one vote for every ordinary share held by such shareholder. Proxies need not be shareholders.

Subject to the Singapore Companies Act and our constitution, only those shareholders who are registered in our register of members will be entitled to vote at any meeting of shareholders. Therefore, since the shares offered in this offering are expected to be held through DTC or its nominee, DTC or its nominee will grant an omnibus proxy to DTC participants holding our shares in book-entry form. A person holding through a broker, bank, nominee, or other institution that is a direct or indirect participant in DTC will have the right to instruct his or her broker, bank, nominee or other institution holding these shares on how to vote such shares by completing the voting instruction form provided by the applicable broker, bank, nominee, or other institution. Whether voting is by a show of hands or by a poll, the vote of DTC or its nominee will be voted by the chairman of the meeting according to the results of the DTC’s participants’ votes (which results will reflect the instructions received from persons that own our shares electronically in book-entry form through DTC).

Minority Rights

The rights of minority shareholders of Singapore companies are protected, among other things, under Section 216 of the Singapore Companies Act, which gives the Singapore courts a general power to make any order, upon application by any shareholder of a company, as they think fit to remedy any of the following situations:

➢ the affairs of a company are being conducted or the powers of the board of directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of the shareholders, including the applicant; or

➢ a company takes an action, or threatens to take an action, or the shareholders pass a resolution, or propose to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the shareholders, including the applicant.

Singapore courts have a wide discretion as to the remedies they may grant, and the remedies listed in the Singapore Companies Act itself are not exclusive. In general, the Singapore courts may:

➢ direct or prohibit any act or cancel or modify any transaction or resolution;

➢regulate the conduct of the affairs of the company in the future;

➢ authorize civil proceedings to be brought in the name of, or on behalf of, the company by a person or persons and on such terms as the court may direct;

➢ provide for the purchase of a minority shareholder’s shares by the other shareholders or by the company;

➢in the case of a purchase of shares by the company provide for a reduction accordingly of the company’s capital; or

➢ provide that the company be wound up.

In addition, Section 216A of the Singapore Companies Act allows a complainant (including a minority shareholder) to apply to the Singapore courts for leave to bring an action in a court proceeding or arbitration to which a company is a party or intervene in an action in a court proceeding or arbitration to which a company is a party for the purchase of prosecuting, defending or discontinuing the action or arbitration on behalf of a company.

Dividends

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

Bonus and Rights Issues

In a general meeting, our shareholders may, upon the recommendation of the directors, resolve that it is desirable to capitalize any reserves or profits and distribute them as shares, credited as paid-up, to the shareholders in proportion to their shareholdings.

Subject to the provisions of the Singapore Companies Act and our constitution, our directors may also issue rights to take up additional ordinary shares to our shareholders in proportion to their respective ownership. Such rights are subject to any condition attached to such issue and the regulations of any stock exchange on which our shares are listed, as well as U.S. federal and blue-sky securities laws applicable to such issue.

Take-overs

The Singapore Take-over Code regulates, among other things, the acquisition of voting shares of Singapore-incorporated public companies. In this regard, the Singapore Take-over Code applies to, among others, corporations with a primary listing of their equity securities in Singapore. While the Singapore Take-over Code is drafted with, among others, listed public companies in mind, unlisted public companies with more than 50 shareholders and net tangible assets of S$5 million or more must also observe the letter and spirit of the general principles and rules of the Singapore Take-over Code, wherever this is possible and appropriate. Public companies with a primary listing overseas may apply to SIC to waive the application of the Singapore Take-over Code. As at the date of this prospectus, no application has been made to SIC to waive the application of the Singapore Take-over Code in relation to us. We may submit an application to SIC for a waiver from the Singapore Take-over Code so that the Singapore Take-over Code will not apply to us for so long as we are not listed on a securities exchange in Singapore. We will make an appropriate announcement if we submit the application and when the result of the application is known.

Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his or her own or together with parties acting in concert with such person, in 30% or more of the voting rights in the Company, or any person holding, either on his or her own or together with parties acting in concert with such person, between 30% and 50% (both amounts inclusive) of the voting rights in the Company, and if such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of the voting rights in the Company in any six-month period, must, except with the consent of the SIC in Singapore, extend a mandatory take-over offer for all the remaining voting shares in accordance with the provisions of the Singapore Take-over Code. Responsibility for ensuring compliance with the Singapore Take-over Code rests with parties (including company directors) to a take-over or merger and their advisors.

Under the Singapore Take-over Code, “parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows:

➢ A company, its parent company, subsidiaries and fellow subsidiaries (together, the related companies), the associated companies of any of the company and its related companies, companies whose associated companies include any of these foregoing companies and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights;

➢ A company with any of its directors (together with their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);

➢ A company with any of its pension funds and employee share schemes;

➢ A person with any investment company, unit trust or other fund whose investment such person manages on a discretionary basis, but only in respect of the investment account which such person manages;

➢ A financial or other professional adviser, including a stockbroker, with its client in respect of the shareholdings of the adviser and persons controlling, controlled by or under the same control as the adviser;

➢ Directors of a company (together with their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for their company may be imminent;

➢ Partners; and An individual and (i) such individual’s close relatives, (ii) such individual’s related trusts, (iii) any person who is accustomed to act in accordance with such individual’s instructions, (iv) companies controlled by any of the individual, such individual’s close relatives, related trusts or any person who is accustomed to act in accordance with such individual’s instructions and (v) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.

Subject to certain exceptions, a mandatory offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror during the offer period and within the six months prior to its commencement.

Under the Singapore Take-over Code, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the take-over offer must be given sufficient information, advice and time to enable them to reach an informed decision on the offer. These legal requirements may impede or delay a take-over of our Company by a third party.

Liquidation or Other Return of Capital

On a winding-up or other return of capital, subject to any special rights attaching to any other classes of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Limitations of Liability and Indemnification Matters

Under Section 172 of the Singapore Companies Act, any provision exempting or indemnifying the officers of a company (including directors) against any liability that would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void. However, a company is not prohibited from (a) purchasing and maintaining for any such individual insurance against liability incurred by him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company, or (b) indemnifying the individual against liability incurred by him or her to a person other than the company except when the indemnity is against any liability (i) of the individual to pay a fine in criminal proceedings, (ii) of the individual to pay a penalty to a regulatory authority in respect of non-compliance with any requirements of a regulatory nature (howsoever arising), (iii) incurred by the individual in defending criminal proceedings in which he or she is convicted, (iv) incurred by the individual in defending civil proceedings brought by the company or a related company in which judgment is given against him or her, or (v) incurred by the individual in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the court refuses to grant him or her relief.

Under our constitution, it is provided that every director shall be indemnified out of the assets of our Company to the extent permitted by the Singapore Companies Act.

We have entered into deeds of indemnity with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under our constitution and the Singapore Companies Act against liabilities that may arise by reason of their service to us as a director or officer of the Company (as the case may be), and to advance expenses incurred in connection with any proceeding against them by reason of their status as a director, officer, agent or employee of the Company in accordance with the terms of the deeds. These indemnification rights shall not be exclusive of any other right which an indemnified person may have or thereafter acquire under any applicable law, provision of our constitution, agreement, vote of shareholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

COMPARISON OF SHAREHOLDER RIGHTS

We are incorporated under the laws of Singapore. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware which result from differences in governing documents and the laws of Singapore and Delaware.

This discussion does not purport to be a complete or comprehensive statement of the rights of holders of our ordinary shares under applicable law in Singapore and our constitution or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

Delaware	Singapore

Board of Directors

A typical certificate of incorporation and bylaws provides that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	The constitution of companies will typically state the minimum and maximum (if any) number of directors as well as provide that the number of directors may be increased or reduced by shareholders via ordinary resolution passed at a general meeting, provided that the number of directors following such increase or reduction is within the maximum (if any) and minimum number of directors provided in the constitution and the Singapore Companies Act, respectively.

Limitation on Personal Liability of Directors

A typical certificate of incorporation provides for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permissible under the laws of Delaware, except for liability (i) for any breach of a director’s loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to the liability of directors for unlawful payment of a dividend or an unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit. A typical certificate of incorporation also provides that if the Delaware General Corporation Law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

Pursuant to the Singapore Companies Act, any provision (whether in the constitution, a contract with the company or otherwise) exempting or indemnifying a director against any liability which would otherwise attach to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void. However, a company is not prohibited from (a) purchasing and maintaining for such director insurance against any such liability, or (b) indemnifying such director against any liability incurred by him or her to a person other than the company except when the indemnity is against any liability (i) of the director to pay a fine in criminal proceedings, (ii) of the director to pay a penalty to a regulatory authority in respect of non-compliance with any requirements of a regulatory nature (howsoever arising), (iii) incurred by the director in defending criminal proceedings in which he or she is convicted, (iv) incurred by the director in defending civil proceedings brought by the company or a related company in which judgment is given against him or her, or (v) incurred by the director in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the court refuses to grant him or her relief.

Under our constitution, it is provided that every director shall be indemnified out of the assets of our Company to the extent permitted by the Singapore Companies Act.

Delaware	Singapore

Interested Shareholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority stockholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.

There are no comparable provisions under the Singapore Companies Act with respect to public companies which are not listed on the Singapore Exchange Securities Trading Limited.

Removal of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).	Under the Singapore Companies Act, directors of a public company may be removed before expiration of their term of office, notwithstanding anything in its constitution or in any agreement between the public company and such directors, by ordinary resolution (i.e., a resolution which is passed by a simple majority of those shareholders present and voting in person or by proxy). Notice of the intention to move such a resolution has to be given to the company not less than 28 days before the meeting at which it is moved. The company shall then give notice of such resolution to its shareholders not less than 14 days before the meeting. Where any director removed in this manner was appointed to represent the interests of any particular class of shareholders or debenture holders, the resolution to remove such director will not take effect until such director’s successor has been appointed.

Delaware	Singapore

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.	The constitution of a Singapore company typically provides that the directors have the power to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing directors, but so that the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with the constitution. Our constitution provides that the directors may appoint any person to be a director either to fill a casual vacancy or as an additional director but so that the total number of Directors shall not at any time exceed the maximum number fixed in accordance with the constitution. Our constitution also provides that any director so appointed shall hold office only until the next retirement of directors under our constitution.

Amendment of Governing Documents

Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by the Delaware General Corporation Law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, the board of directors may amend bylaws if so authorized in the charter. The stockholders of a Delaware corporation also have the power to amend bylaws.

Our constitution may be altered by special resolution (i.e., a resolution passed by at least a three-fourths majority of the shareholders entitled to vote, present in person or by proxy at a meeting for which not less than 21 days’ written notice is given). The board of directors has no power to amend the constitution.

Under the Singapore Companies Act, an entrenching provision may be included in the constitution with which a company is formed and may at any time be inserted into the constitution of a company only if all the shareholders of the company agree. An entrenching provision is a provision of the constitution of a company to the effect that other specified provisions of the constitution may not be altered in the manner provided by the Singapore Companies Act or may not be so altered except (i) by a resolution passed by a specified majority greater than 75% (the minimum majority required by the Singapore Companies Act for a special resolution) or (ii) where other specified conditions are met. The Singapore Companies Act provides that such entrenching provision may be removed or altered only if all the members of the company agree.

Delaware	Singapore

Meetings of Shareholders

Annual and Special Meetings

Typical bylaws provide that annual meetings of stockholders are to be held on a date and at a time fixed by the board of directors. Under the Delaware General Corporation Law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

Annual General Meetings

Subject to the Singapore Companies Act, all companies are required to hold an annual general meeting after the end of each financial year within either 4 months (in the case of a public company that is listed on an exchange in Singapore approved by the Monetary Authority of Singapore) or 6 months (in the case of any other company).

Extraordinary General Meetings

Any general meeting other than the annual general meeting is called an “extraordinary general meeting.” Notwithstanding anything in the constitution, directors of a company are required to convene an extraordinary general meeting if required to do so by requisition (i.e. written notice to the directors requiring that a meeting be called) by shareholder(s) holding not less than 10% of the total number of paid-up shares as at the date of the deposit of the requisition carrying the right of voting at general meetings of the company. In addition, the constitution usually also provides that general meetings may be convened in accordance with the Singapore Companies Act by the directors.

Quorum Requirements	Quorum Requirements

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.	Our constitution provides that the quorum at any general meeting shall be any two shareholders present in person or by proxy or, in the case of a corporation, by a representative and entitled to vote thereat]. In the event a quorum is not present within half an hour from the time appointed for the meeting, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case, the meeting shall be adjourned for one week, or to such other day and at such other time and place as the directors may determine.

Shareholders’ Rights at Meetings

Only registered shareholders of our company reflected in our register of members are recognized under Singapore law as shareholders of our company. As a result, only registered shareholders have legal standing under Singapore law to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders.

The Singapore Companies Act provides that every member shall, notwithstanding any provision in the constitution, have a right to attend any general meeting of the company and to speak on any resolution before the meeting. The holder of a share may vote on a resolution before a general meeting of the company if the share confers on the holder a right to vote on that resolution. The company’s constitution may provide that a member shall not be entitled to vote unless all calls or other sums personally payable by him in respect of shares in the company have been paid.

Delaware	Singapore

Shares in a public company may confer special, limited or conditional voting rights or not confer voting rights. In this regard, different classes of shares in a public company may be issued only if the issue of the class or classes of shares is provided for in the constitution of the public company and the constitution of the public company sets out in respect of each class of shares the rights attached to that class of shares. A public company shall not undertake any issuance of shares that confer special, limited or conditional voting rights or that confer no voting rights unless it is approved by shareholders by special resolution.

Circulation of Shareholders’ Resolutions

Under the Singapore Companies Act, a company shall on the requisition of (a) any number of shareholders representing not less than 5% of the total voting rights of all the shareholders having at the date of requisition a right to vote at a meeting to which the requisition relates or (b) not less than 100 shareholders holding shares on which there has been paid up an average sum, per shareholder, of not less than S$500, and unless the company otherwise resolves, at the expense of the requisitionists, (i) give to shareholders entitled to receive notice of the next annual general meeting notice of any resolution which may properly be moved and is intended to be moved at that meeting, and (ii) circulate to shareholders entitled to receive notice of any general meeting any statement of not more than 1,000 words with respect to the matter referred to in any proposed resolution or the business to be dealt with at that meeting.

Indemnification of Officers, Directors and Employees

Under the Delaware General Corporation Law, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

Under Section 172 of the Singapore Companies Act, any provision exempting or indemnifying the officers of a company (including directors) against liability, which would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

However, the Singapore Companies Act allows a company to:

➢ purchase and maintain for any officer insurance against any liability which would otherwise attach to such officer in connection with any negligence, default, breach of duty or breach of trust in relation to the company; and

Delaware	Singapore

➢ acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

➢ in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware corporate law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

➢ indemnify such officer against any liability incurred by him or her to a person other than the company except when the indemnity is against any liability (i) of the officer to pay a fine in criminal proceedings, (ii) of the officer to pay a penalty to a regulatory authority in respect of non-compliance with any requirements of a regulatory nature (howsoever arising), (iii) incurred by the officer in defending criminal proceedings in which he or she is convicted, (iv) incurred by the officer in defending civil proceedings brought by the company or a related company in which judgment is given against him or her, or (v) incurred by the officer in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the court refuses to grant him or her relief.

In cases where a director is sued by the company, the Singapore Companies Act gives the court the power to relieve directors either wholly or partially from their liability for their negligence, default, breach of duty or breach of trust. In order for relief to be obtained, it must be shown that (i) the director acted reasonably and honestly; and (ii) it is fair, having regard to all the circumstances of the case including those connected with such director’s appointment, to excuse the director. However, Singapore case law has indicated that such relief will not be granted to a director who has benefited as a result of his or her breach of trust.

Under our constitution, it is provided that every director shall be indemnified out of the assets of our Company to the extent permitted by the Singapore Companies Act.

Delaware	Singapore

Shareholder Approval of Issuances of Shares

Under Delaware law, the board of directors has the authority to issue, from time to time, capital stock in its sole discretion, as long the number the shares to be issued, together with those shares that are already issued and outstanding and those shares reserved to be issued, do not exceed the authorized capital for the corporation as previously approved by the stockholders and set forth in the corporation’s certificate of incorporation. Under the foregoing circumstances, no additional stockholder approval is required for the issuance of capital stock. Under Delaware law, stockholder approval is required (i) for any amendment to the corporation’s certificate of incorporation to increase the authorized capital and (ii) for the issuance of stock in a direct merger transaction where the number of shares exceeds 20% of the corporation’s shares outstanding prior to the transaction, regardless of whether there is sufficient authorized capital.	Section 161 of the Singapore Companies Act provides that notwithstanding anything in the company’s constitution, the directors shall not exercise any power to issue shares without prior approval of the company’s shareholders in a general meeting. Such authorization may be obtained by ordinary resolution. Once this shareholders’ approval is obtained, unless previously revoked or varied by the company in a general meeting, it continues in force until the conclusion of the next annual general meeting or the expiration of the period within which the next annual general meeting after that date is required by law to be held, whichever is earlier; but any approval may be revoked or varied by the company in a general meeting. Notwithstanding this general authorization to allot and issue our ordinary shares, the Company will be required to seek shareholder approval with respect to future issuances of ordinary shares, where required under the NYSE American rules, such as if we were to propose an issuance of ordinary shares that would result in a change in control of the Company or in connection with a transaction involving the issuance of ordinary shares representing 20% or more of our outstanding ordinary shares.

Shareholder Approval of Business Combinations

Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

The Delaware General Corporation Law also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in section 203 of the Delaware General Corporation Law. See “— Interested Shareholders” above.

The Singapore Companies Act mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:

➢ notwithstanding anything in the company’s constitution, directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of the company’s undertaking or property unless those proposals have been approved by shareholders in a general meeting;

➢ subject to the constitution of each amalgamating company, an amalgamation proposal must be approved by the shareholders of each amalgamating company via special resolution at a general meeting; and

➢ notwithstanding anything in the company’s constitution, the directors may not, without the prior approval of shareholders, issue shares, including shares being issued in connection with corporate actions.

Shareholder Action Without A Meeting

Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.	There are no equivalent provisions under the Singapore Companies Act in respect of public companies which are listed on a securities exchange outside Singapore, like our Company.

Delaware	Singapore

Shareholder Suits

Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under the Delaware General Corporation Law have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law.

Standing

Only registered shareholders of our company reflected in our register of members are recognized under Singapore law as shareholders of our company. As a result, only registered shareholders have legal standing under Singapore law to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. Holders of book-entry interests in our shares will be required to exchange their book-entry interests for certificated shares and to be registered as shareholders in our register of members in order to institute or enforce any legal proceedings or claims against us relating to shareholder rights. A holder of book-entry interests may become a registered shareholder of our company by exchanging its interest in our shares for certificated shares and being registered in our register of members.

Additionally, under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The Delaware General Corporation Law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

Personal remedies in cases of oppression or injustice

A shareholder may apply to the court for an order under Section 216 of the Singapore Companies Act to remedy situations where (i) the company’s affairs are being conducted or the powers of the company’s directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of the shareholders or holders of debentures of the company, including the applicant; or (ii) the company has done an act, or threatens to do an act, or the shareholders or holders of debentures have proposed or passed some resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the company’s shareholders or holders of debentures, including the applicant.

Singapore courts have wide discretion as to the relief they may grant under such application, including, inter alia, directing or prohibiting any act or cancelling or varying any transaction or resolution, providing that the company be wound up, or authorizing civil proceedings to be brought in the name of or on behalf of the company by such person or persons and on such terms as the court directs.

Derivative actions and arbitrations

The Singapore Companies Act has a provision which provides a mechanism enabling shareholders to apply to the court for leave to bring a derivative action or commence an arbitration on behalf of the company.

Applications are generally made by shareholders of the company, but courts are given the discretion to allow such persons as they deem proper to apply (e.g., beneficial owner of shares).

It should be noted that this provision of the Singapore Companies Act is primarily used by minority shareholders to bring an action or arbitration in the name and on behalf of the company or intervene in an action or arbitration to which the company is a party for the purpose of prosecuting, defending or discontinuing the action or arbitration on behalf of the company. Prior to commencing a derivative action or arbitration, the court must be satisfied that (i) 14 days’ notice has been given to the directors of the company of the party’s intention to make such an application if the directors of the company do not bring, diligently prosecute or defend or discontinue the action or arbitration, (ii) the party is acting in good faith and (iii) it appears to be prima facie in the interests of the company that the action or arbitration be brought, prosecuted, defended or discontinued.

Class actions

The concept of class action suits in the United States, which allows individual shareholders to bring an action seeking to represent the class or classes of shareholders, does not exist in the same manner in Singapore. In Singapore, it is possible as a matter of procedure for a number of shareholders to lead an action and establish liability on behalf of themselves and other shareholders who join in or who are made parties to the action. These shareholders are commonly known as “lead plaintiffs”.

Delaware	Singapore

Distributions and Dividends; Repurchases and Redemptions

The Delaware General Corporation Law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

The Singapore Companies Act provides that no dividends can be paid to shareholders except out of profits. The Singapore Companies Act does not provide a definition on when profits are deemed to be available for the purpose of paying dividends and this is accordingly governed by case law.

Our constitution provides that no dividend can be paid otherwise than out of profits.

Under the Delaware General Corporation Law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Acquisition of a company’s own shares

The Singapore Companies Act generally prohibits a company from acquiring its own shares or purporting to acquire the shares of its holding company or ultimate holding company, whether directly or indirectly, in any way, subject to certain exceptions. Any contract or transaction made or entered into in contravention of the aforementioned prohibition by which a company acquires or purports to acquire its own shares or shares in its holding company or ultimate holding company is void. However, provided that it is expressly permitted to do so by its constitution (as the case may be) and subject to the special conditions of each permitted acquisition contained in the Singapore Companies Act, a company may:

➢ redeem redeemable preference shares on such terms and in such manner as is provided by its constitution. Preference shares may be redeemed out of capital only if all the directors make a solvency statement in relation to such redemption in accordance with the Singapore Companies Act, and the company lodges a copy of the statement with the Registrar of Companies;

➢ whether listed on an exchange in Singapore approved by the Monetary Authority of Singapore or any securities exchange outside Singapore, or not, make an off-market purchase of its own shares in accordance with an equal access scheme authorized in advance at a general meeting;

➢ make a selective off-market purchase of its own shares in accordance with an agreement authorized in advance at a general meeting by a special resolution where persons whose shares are to be acquired and their associated persons have abstained from voting;

➢ whether listed on an exchange in Singapore approved by the Monetary Authority of Singapore or any securities exchange outside Singapore, or not, make an acquisition of its own shares under a contingent purchase contract which has been authorized in advance at a general meeting by a special resolution; and

➢ where listed on a securities exchange, make an acquisition of its own shares on the securities exchange, in accordance with the terms and limits authorized in advance at a general meeting.

A company may also purchase its own shares by an order of a Singapore court.

Delaware	Singapore

➢ The total number of ordinary shares, stocks in any class and non-redeemable preference shares that may be acquired by a company in a relevant period may not exceed 20% (or such other prescribed percentage) of the total number of ordinary shares, stocks in that class or non-redeemable preference shares (as the case may be) as of the date of the resolution passed to authorize the acquisition of the shares. Where, however, a company has reduced its share capital by a special resolution or a Singapore court has made an order confirming the reduction of share capital of the company, the total number of ordinary shares, stocks in any class or non-redeemable preference shares shall be taken to be the total number of ordinary shares, stocks in any class or non-redeemable preference shares (as the case may be) as altered by the special resolution or the order of the court. Payment, including any expenses (including brokerage or commission) incurred directly in the acquisition by the company of its own shares, may be made out of the company’s profits or capital, provided that the company is solvent.

Financial assistance for the acquisition of shares

A public company or a company whose holding company or ultimate holding company is a public company shall not give financial assistance to any person whether directly or indirectly for the purpose of or in connection with:

➢ the acquisition or proposed acquisition of shares in the company or units of such shares; or

➢ the acquisition or proposed acquisition of shares in its holding company or ultimate holding company, or units of such shares.

Financial assistance may take the form of a loan, the giving of a guarantee, the provision of security, the release of an obligation, the release of a debt or otherwise.

However, it should be noted that a company may provide financial assistance for the acquisition of its shares or shares in its holding company or ultimate holding company if it complies with the requirements (including approval by special resolution) set out in the Singapore Companies Act.

Our constitution provides that subject to and in accordance with the provisions of the Singapore Companies Act, we may purchase or otherwise acquire our own shares on such terms and in such manner as we may think fit. Any share that is so purchased or acquired by us shall, unless held in treasury in accordance with the Singapore Companies Act, be deemed to be cancelled immediately on purchase or acquisition. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire.

Delaware	Singapore

Transactions with Officers or Directors

Under the Delaware General Corporation Law, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the Delaware General Corporation Law, either (a) the stockholders or the board of directors of a corporation must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.	Under the Singapore Companies Act, directors and the chief executive officer of the company are not prohibited from dealing with the company, but where they have an interest, whether directly or indirectly, in a transaction with the company, that interest must be disclosed to the board of directors. In particular, every director or chief executive officer who is in any way, whether directly or indirectly, interested in a transaction or proposed transaction with the company must, as soon as is practicable after the relevant facts have come to such director’s or, as the case may be, the chief executive officer’s knowledge, declare the nature of such interest at a meeting of the directors or send a written notice to the company detailing the nature, character and extent of the interest.

In addition, a director or chief executive officer who holds any office or possesses any property whereby, whether directly or indirectly, any duty or interest might be created in conflict with such director’s or, as the case may be, the chief executive officer’s duties as director or chief executive officer (as the case may be) is required to declare the fact and the nature, character and extent of the conflict at a meeting of directors or send a written notice to the company detailing the fact and the nature, character and extent of the conflict.

The Singapore Companies Act extends the scope of this statutory duty of a director and chief executive officer to disclose any interests by pronouncing that an interest of a member of a director’s or, as the case may be, the chief executive officer’s family (including spouse, son, adopted son, step-son, daughter, adopted daughter and step-daughter) will be treated as an interest of the director or chief executive officer (as the case may be).

Delaware	Singapore

There is, however, no requirement for disclosure where the interest of the director or chief executive officer (as the case may be) consists only of being a member or creditor of a corporation which is interested in the transaction or proposed transaction with the company if the interest may properly be regarded as immaterial. Where the transaction or the proposed transaction relates to any loan to the company, no disclosure need be made where the director or chief executive officer (as the case may be) has only guaranteed or joined in guaranteeing the repayment of such loan, unless the constitution provides otherwise.

Further, where the transaction or the proposed transaction has been or will be made with or for the benefit of a related corporation (i.e., the holding company, subsidiary or subsidiary of a common holding company), the director or chief executive officer shall not be deemed to be interested or at any time interested in such transaction or proposed transaction where he is a director or chief executive officer (as the case may be) of the related corporation, unless the constitution provides otherwise.

Subject to specified exceptions, the Singapore Companies Act prohibits a company (other than an exempt private company) from, among others, (i) making a loan or a quasi-loan to its directors or to directors of a related corporation, or giving a guarantee or security in connection with such a loan or quasi-loan, (ii) entering into a credit transaction as creditor for the benefit of its directors or the directors of a related corporation, or giving a guarantee or any security in connection with such a credit transaction, (iii) arranging an assignment to or assumption by the company of any rights, obligations or liabilities under a transaction which, if it had been entered into by the company, would have been a restricted transaction, and (iv) taking part in an arrangement under which another person enters into a transaction which, if entered into by the company, would have been a restricted transaction and such person obtains a benefit from the company or its related corporation pursuant thereto. Companies are also prohibited from entering into any of these transactions with the spouse or children (whether adopted or natural or step-children) of its directors.

Delaware	Singapore

Subject to specified exceptions, the Singapore Companies Act prohibits a company (other than an exempt private company) from, among others, making a loan or a quasi-loan to another company or a limited liability partnership or entering into any guarantee or providing any security in connection with a loan or a quasi-loan made to another company or a limited liability partnership by a person other than the first-mentioned company, entering into a credit transaction as a creditor for the benefit of another company or a limited liability partnership, or entering into any guarantee or providing any security in connection with a credit transaction entered into by any person for the benefit of another company or a limited liability partnership if a director or directors of the first-mentioned company is or together are interested in 20% or more of the total voting power in the other company or the limited liability partnership (as the case may be).

Such prohibition shall extend to apply to, among others, a loan or quasi-loan made by a company (other than an exempt private company) to another company or a limited liability partnership, a credit transaction made by a company (other than an exempt private company) for the benefit of another company or limited liability partnership and a guarantee or security provided by a company (other than an exempt private company) in connection with a loan or quasi-loan made by a person other than the first-mentioned company to another company or a limited liability partnership, where such other company or limited liability partnership is incorporated or formed (as the case may be) outside Singapore, if a director or directors of the first-mentioned company (a) is or together are interested in 20% or more of the total voting power in the other company or limited liability partnership or (b) in a case where the other company does not have a share capital, exercises or together exercise control over the other company whether by reason of having the power to appoint directors or otherwise.

The Singapore Companies Act also provides that an interest of a member of a director’s family (including spouse, son, adopted son, step-son, daughter, adopted daughter and step-daughter) will be treated as an interest of the director.

Dissenters’ Rights

Under the Delaware General Corporation Law, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	There are no equivalent provisions in Singapore under the Singapore Companies Act.

Cumulative Voting

DESCRIPTION OF WARRANTS

Series 2024-A Warrants

The following description of the Series 2024-A warrants is a summary, is not complete and is subject to, and qualified in its entirety by, the provisions of the Series 2024-A warrants, the form of which is to be filed as an exhibit to the registration statement of which this prospectus forms a part, by amendment. It summarizes only those aspects of the Series 2024-A warrants that we believe will be most important to your decision to invest in the Series 2024-A warrants. You should keep in mind, however, that it is the terms in the Series 2024-A warrants, and not this summary, which define your rights as a holder of the Series 2024-A warrants. There may be other provisions in the Series 2024-A warrants that are also important to you. You should read the form of the Series 2024-A warrants for a full description of the terms of the Series 2024-A warrants.

Duration and Exercise Price

Each full Series 2024-A warrant entitles the holder thereof to purchase one share of our ordinary shares at an exercise price equal to $0.35 per share. The Series 2024-A warrants will be exercisable during the period commencing on the date of issuance and will expire on the five year anniversary of the date of issuance. The Series 2024-A warrants will be issued in certificated form.

Exercisability

The Series 2024-A warrants may be exercised by delivering to the Company a duly-executed notice of election to exercise the Series 2024-A warrant and delivering to the Company cash payment of the exercise price. Upon delivery of the written notice of election to exercise the Series 2024-A warrant and cash payment of the exercise price, on and subject to the terms and conditions of the Series 2024-A warrants, we will deliver or cause to be delivered to such holder, the number of whole shares of ordinary shares to which the holder is entitled, which shares shall be delivered in book-entry form. If a Series 2024-A warrant is exercised for fewer than all of the shares of ordinary shares for which such Series 2024-A warrant may be exercised, then upon request of the holder and surrender of such Series 2024-A warrant, we shall issue a new Series 2024-A warrant exercisable for the remaining number of shares of ordinary shares.

A holder (together with its affiliates) may not exercise any portion of the Series 2024-A warrants to the extent that the holder (together with its affiliates) would beneficially own more than 4.99% (or, at the election of the holder prior to the date of issuance, 9.99%) of our outstanding ordinary shares after exercise. The holder may increase or decrease this beneficial ownership limitation to any other percentage not in excess of 9.99%, upon notice to us, provided that, in the case of an increase of such beneficial ownership limitation, such notice shall not be effective until 61 days following notice to us.

Cashless Exercise

If, and only if, a registration statement relating to the issuance of the shares underlying the Series 2024-A warrants is not then effective or the prospectus therein is not available for use, a holder of Series 2024-A warrants may exercise the Series 2024-A warrants on a cashless basis, where the holder receives the net value of the Series 2024-A warrants in shares of ordinary shares pursuant to the formula set forth in the Series 2024-A warrants. However, if an effective registration statement and the prospectus is available for the issuance of the shares underlying the Series 2024-A warrants, a holder may only exercise the Series 2024-A warrants through a cash exercise. Shares issued pursuant to a cashless exercise would be issued pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), and the shares of ordinary shares issued upon such cashless exercise would take on the registered characteristics of the Series 2024-A warrants being exercised.

Failure to Timely Deliver Shares of Ordinary shares

If we fail to timely deliver shares of ordinary shares pursuant to any exercise of the Series 2024-A warrants, and such exercising holder elects or is required to purchase shares of ordinary shares (in an open market transaction or otherwise) to deliver in satisfaction of a sale by such holder of all or a portion of the shares of ordinary shares for which such Series 2024-A warrant was exercised, then we will be required to deliver an amount in cash by which holder’s purchase price, including commissions, exceeds the number of shares of ordinary shares to be delivered multiplied by the price at which the sell order was executed and, at option of holder, reinstate the portion of warrant for the exercise that was not honored or deliver the number of shares of ordinary shares.

Fundamental Transaction

If, at any time while the Series 2024-A warrants are outstanding, we directly or indirectly, in one or more related transactions, enter into a fundamental transaction, which includes any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our ordinary shares as further described in the Series 2024-A warrants, then each holder shall become entitled to receive the same amount and kind of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such fundamental transaction if the holder had been, immediately prior to such fundamental transaction, the holder of the number of shares of ordinary shares then issuable upon exercise of such holder’s Series 2024-A warrants. Any successor to us, surviving entity or the corporation purchasing or otherwise acquiring such assets shall assume the obligation to deliver to the holder such alternate consideration, and the other obligations, under the Series 2024-A warrants. In addition, upon a fundamental transaction, the holder will have the right to require us to repurchase its Series 2024-A warrant at its fair value using the Black Scholes option pricing formula in the Series 2024-A warrants; provided, however, that, if the fundamental transaction is not within our control, including not approved by our board of directors, then the holder shall only be entitled to receive the same type or form of consideration (and in the same proportion), at the Black Scholes value of the unexercised portion of the warrant, that is being offered and paid to the holders of our ordinary shares in connection with the fundamental transaction.

Certain Adjustments

The exercise price and the number of shares purchasable upon exercise of the Series 2024-A warrants are subject to adjustment upon certain reclassifications, stock dividends and stock splits. Subject to NYSE rules and regulations, we have the right at any time during the term of the Series 2024-A warrants to reduce the then-existing exercise price, with respect to all or any portion of any outstanding Series 2024-A warrants to any amount and for any period of time deemed appropriate by our board of directors.

Pro Rata Distributions

If, at any time while the Series 2024-A warrants are outstanding, we declare or make any dividend or other distribution of our assets to holders of shares of our ordinary shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property, or options, by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) or we grant, issue or sell any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of ordinary shares (in each case, “Series 2024-A Distributed Property”), then each holder of a Series 2024-A warrant shall receive, with respect to the shares of ordinary shares issuable upon exercise of such Series 2024-A warrant, the Series 2024-A Distributed Property that such holder would have been entitled to receive had the holder been the record holder of such number of shares of ordinary shares issuable upon exercise of the warrant immediately prior to the record date for such Series 2024-A Distributed Property.

Authorized and Unreserved Shares of Ordinary shares

So long as any of the Series 2024-A warrants remain outstanding, we are required to maintain a number of authorized and unreserved shares of ordinary shares equal to the number of shares of ordinary shares issuable upon the exercise of all of the Series 2024-A warrants then outstanding.

Fractional Shares

No fractional shares will be issued upon exercise of the Series 2024-A warrants, but we will pay a cash adjustment or round up to the next whole share in connection with any fractional share.

Rights as a Stockholder

Except as set forth in the Series 2024-A warrants, the Series 2024-A warrants do not confer upon holders any voting or other rights as stockholders of the Company.

Trading Market

There is no established public trading market available for the Series 2024-A warrants on any national securities exchange or other nationally recognized trading system. In addition, we do not intend to apply to list the Series 2024-A warrants on any national securities exchange or other nationally recognized trading system, including the NYSE American.

Series 2024-C Warrants

The following description of the Series 2024-C warrants is a summary, is not complete and is subject to, and qualified in its entirety by, the provisions of the Series 2024-C warrants, the form of which is to be filed as an exhibit to the registration statement of which this prospectus forms a part, by amendment. It summarizes only those aspects of the Series 2024-C warrants that we believe will be most important to your decision to invest in the Series 2024-C warrants. You should keep in mind, however, that it is the terms in the Series 2024-C warrants, and not this summary, which define your rights as a holder of the Series 2024-C warrants. There may be other provisions in the Series 2024-C warrants that are also important to you. You should read the form of the Series 2024-C warrants for a full description of the terms of the Series 2024-C warrants.

Duration and Exercise Price

Each full Series 2024-C warrant entitles the holder thereof to purchase one share of our ordinary shares at an exercise price equal to $0.35 per share. The Series 2024-C warrants will be exercisable during the period commencing on the date of issuance and will expire on the 18-month anniversary of the date of issuance. The Series 2024-C warrants will be issued in certificated form.

Exercisability

The Series 2024-C warrants may be exercised by delivering to the Company a duly-executed notice of election to exercise the Series 2024-C warrant and delivering to the Company cash payment of the exercise price. Upon delivery of the written notice of election to exercise the Series 2024-C warrant and cash payment of the exercise price, on and subject to the terms and conditions of the Series 2024-C warrants, we will deliver or cause to be delivered to such holder, the number of whole shares of ordinary shares to which the holder is entitled, which shares shall be delivered in book-entry form. If a Series 2024-C warrant is exercised for fewer than all of the shares of ordinary shares for which such Series 2024-C warrant may be exercised, then upon request of the holder and surrender of such Series 2024-C warrant, we shall issue a new Series 2024-C warrant exercisable for the remaining number of shares of ordinary shares.

A holder (together with its affiliates) may not exercise any portion of the Series 2024-C warrants to the extent that the holder (together with its affiliates) would beneficially own more than 4.99% (or, at the election of the holder prior to the date of issuance, 9.99%) of our outstanding ordinary shares after exercise. The holder may increase or decrease this beneficial ownership limitation to any other percentage not in excess of 9.99%, upon notice to us, provided that, in the case of an increase of such beneficial ownership limitation, such notice shall not be effective until 61 days following notice to us.

Cashless Exercise

If, and only if, a registration statement relating to the issuance of the shares underlying the Series 2024-C warrants is not then effective or the prospectus therein is not available for use, a holder of Series 2024-C warrants may exercise the Series 2024-C warrants on a cashless basis, where the holder receives the net value of the Series 2024-C warrants in shares of ordinary shares pursuant to the formula set forth in the Series 2024-C warrants. However, if an effective registration statement and the prospectus is available for the issuance of the shares underlying the Series 2024-C warrants, a holder may only exercise the Series 2024-C warrants through a cash exercise. Shares issued pursuant to a cashless exercise would be issued pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), and the shares of ordinary shares issued upon such cashless exercise would take on the registered characteristics of the Series 2024-C warrants being exercised.

Failure to Timely Deliver Shares of Ordinary shares

If we fail to timely deliver shares of ordinary shares pursuant to any exercise of the Series 2024-C warrants, and such exercising holder elects or is required to purchase shares of ordinary shares (in an open market transaction or otherwise) to deliver in satisfaction of a sale by such holder of all or a portion of the shares of ordinary shares for which such Series 2024-C warrant was exercised, then we will be required to deliver an amount in cash by which holder’s purchase price, including commissions, exceeds the number of shares of ordinary shares to be delivered multiplied by the price at which the sell order was executed and, at option of holder, reinstate the portion of warrant for the exercise that was not honored or deliver the number of shares of ordinary shares.

Fundamental Transaction

If, at any time while the Series 2024-C warrants are outstanding, we directly or indirectly, in one or more related transactions, enter into a fundamental transaction, which includes any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our ordinary shares as further described in the Series 2024-C warrants, then each holder shall become entitled to receive the same amount and kind of securities, cash or property as such holder would have been entitled to receive upon the occurrence of such fundamental transaction if the holder had been, immediately prior to such fundamental transaction, the holder of the number of shares of ordinary shares then issuable upon exercise of such holder’s Series 2024-C warrants. Any successor to us, surviving entity or the corporation purchasing or otherwise acquiring such assets shall assume the obligation to deliver to the holder such alternate consideration, and the other obligations, under the Series 2024-C warrants. In addition, upon a fundamental transaction, the holder will have the right to require us to repurchase its Series 2024-C warrant at its fair value using the Black Scholes option pricing formula in the Series 2024-C warrants; provided, however, that, if the fundamental transaction is not within our control, including not approved by our board of directors, then the holder shall only be entitled to receive the same type or form of consideration (and in the same proportion), at the Black Scholes value of the unexercised portion of the warrant, that is being offered and paid to the holders of our ordinary shares in connection with the fundamental transaction.

Certain Adjustments

The exercise price and the number of shares purchasable upon exercise of the Series 2024-C warrants are subject to adjustment upon certain reclassifications, stock dividends and stock splits. Subject to NYSE rules and regulations, we have the right at any time during the term of the Series 2024-C warrants to reduce the then-existing exercise price, with respect to all or any portion of any outstanding Series 2024-C warrants to any amount and for any period of time deemed appropriate by our board of directors.

Pro Rata Distributions

If, at any time while the Series 2024-C warrants are outstanding, we declare or make any dividend or other distribution of our assets to holders of shares of our ordinary shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property, or options, by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) or we grant, issue or sell any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of ordinary shares (in each case, “Series 2024-C Distributed Property”), then each holder of a Series 2024-C warrant shall receive, with respect to the shares of ordinary shares issuable upon exercise of such Series 2024-C warrant, the Series 2024-C Distributed Property that such holder would have been entitled to receive had the holder been the record holder of such number of shares of ordinary shares issuable upon exercise of the warrant immediately prior to the record date for such Series 2024-C Distributed Property.

Authorized and Unreserved Shares of Ordinary shares

So long as any of the Series 2024-C warrants remain outstanding, we are required to maintain a number of authorized and unreserved shares of ordinary shares equal to the number of shares of ordinary shares issuable upon the exercise of all of the Series 2024-C warrants then outstanding.

Fractional Shares

No fractional shares will be issued upon exercise of the Series 2024-C warrants, but we will pay a cash adjustment or round up to the next whole share in connection with any fractional share.

Rights as a Stockholder

Except as set forth in the Series 2024-C warrants, the Series 2024-C warrants do not confer upon holders any voting or other rights as stockholders of the Company.

Trading Market

There is no established public trading market available for the Series 2024-C warrants on any national securities exchange or other nationally recognized trading system. In addition, we do not intend to apply to list the Series 2024-C warrants on any national securities exchange or other nationally recognized trading system, including the NYSE American.

2024 Ordinary Share Purchase Warrants

The following description of the 2024 Ordinary Share Purchase warrants is a summary, is not complete and is subject to, and qualified in its entirety by, the provisions of the 2024 Ordinary Share Purchase warrants, the form of which is to be filed as an exhibit to the registration statement of which this prospectus forms a part, by amendment. It summarizes only those aspects of the 2024 Ordinary Share Purchase warrants that we believe will be most important to your decision to invest in the 2024 Ordinary Share Purchase warrants. You should keep in mind, however, that it is the terms in the 2024 Ordinary Share Purchase warrants, and not this summary, which define your rights as a holder of the 2024 Ordinary Share Purchase warrants. There may be other provisions in the 2024 Ordinary Share Purchase warrants that are also important to you. You should read the form of the 2024 Ordinary Share Purchase warrants for a full description of the terms of the 2024 Ordinary Share Purchase warrants.

Duration and Exercise Price

Each full 2024 Ordinary Share Purchase warrant entitles the holder thereof to purchase one share of our ordinary shares at an exercise price equal to $0.41 per share. The 2024 Ordinary Share Purchase warrants will be exercisable during the period commencing on the date of issuance and will expire on the 5 year anniversary of the date of issuance. The 2024 Ordinary Share Purchase warrants will be issued in certificated form.

Exercisability

The 2024 Ordinary Share Purchase warrants may be exercised by delivering to the Company a duly-executed notice of election to exercise the 2024 Ordinary Share Purchase warrant and delivering to the Company cash payment of the exercise price. Upon delivery of the written notice of election to exercise the 2024 Ordinary Share Purchase warrant and cash payment of the exercise price, on and subject to the terms and conditions of the 2024 Ordinary Share Purchase warrants, we will deliver or cause to be delivered to such holder, the number of whole shares of ordinary shares to which the holder is entitled, which shares shall be delivered in book-entry form. If a 2024 Ordinary Share Purchase warrant is exercised for fewer than all of the shares of ordinary shares for which such 2024 Ordinary Share Purchase warrant may be exercised, then upon request of the holder and surrender of such 2024 Ordinary Share Purchase warrant, we shall issue a new 2024 Ordinary Share Purchase warrant exercisable for the remaining number of shares of ordinary shares.

A holder (together with its affiliates) may not exercise any portion of the 2024 Ordinary Share Purchase warrants to the extent that the holder (together with its affiliates) would beneficially own more than 4.99% (or, at the election of the holder prior to the date of issuance, 9.99%) of our outstanding ordinary shares after exercise. The holder may increase or decrease this beneficial ownership limitation to any other percentage not in excess of 9.99%, upon notice to us, provided that, in the case of an increase of such beneficial ownership limitation, such notice shall not be effective until 61 days following notice to us.

Cashless Exercise

If, and only if, a registration statement relating to the issuance of the shares underlying the 2024 Ordinary Share Purchase warrants is not then effective or the prospectus therein is not available for use, a holder of 2024 Ordinary Share Purchase warrants may exercise the 2024 Ordinary Share Purchase warrants on a cashless basis, where the holder receives the net value of the 2024 Ordinary Share Purchase warrants in shares           of ordinary shares pursuant to the formula set forth in the 2024 Ordinary Share Purchase warrants. However, if an effective registration statement and the prospectus is available for the issuance of the shares underlying the 2024 Ordinary Share Purchase warrants, a holder may only exercise the 2024 Ordinary Share Purchase warrants through a cash exercise. Shares issued pursuant to a cashless exercise would be issued pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), and the shares of ordinary shares issued upon such cashless exercise would take on the registered characteristics of the 2024 Ordinary Share Purchase warrants being exercised.

Failure to Timely Deliver Shares of Ordinary shares

If we fail to timely deliver shares of ordinary shares pursuant to any exercise of the 2024 Ordinary Share Purchase warrants, and such exercising holder elects or is required to purchase shares of ordinary shares (in an open market transaction or otherwise) to deliver in satisfaction of a sale by such holder of all or a portion of the shares of ordinary shares for which such 2024 Ordinary Share Purchase warrant was exercised, then we will be required to deliver an amount in cash by which holder’s purchase price, including commissions, exceeds the number of shares of ordinary shares to be delivered multiplied by the price at which the sell order was executed and, at option of holder, reinstate the portion of warrant for the exercise that was not honored or deliver the number of shares of ordinary shares.

Certain Adjustments

The exercise price and the number of shares purchasable upon exercise of the 2024 Ordinary Share Purchase warrants are subject to adjustment upon certain reclassifications, stock dividends and stock splits. The Warrants are also subject to a most favored nation provision if the Company issues other ordinary share equivalents with terms which the holders of the Warrants reasonably believe are more favorable than the terms of these Warrants.

Pro Rata Distributions

If, at any time while the 2024 Ordinary Share Purchase warrants are outstanding, we declare or make any dividend or other distribution of our assets to holders of shares of our ordinary shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property, or options, by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) or we grant, issue or sell any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of ordinary shares (in each case, “2024 Ordinary Share Purchase Distributed Property”), then each holder of a 2024 Ordinary Share Purchase warrant shall receive, with respect to the shares of ordinary shares issuable upon exercise of such 2024 Ordinary Share Purchase warrant, the 2024 Ordinary Share Purchase Distributed Property that such holder would have been entitled to receive had the holder been the record holder of such number of shares of ordinary shares issuable upon exercise of the warrant immediately prior to the record date for such 2024 Ordinary Share Purchase Distributed Property.

Authorized and Unreserved Shares of Ordinary shares

So long as any of the 2024 Ordinary Share Purchase warrants remain outstanding, we are required to maintain a number of authorized and unreserved shares of ordinary shares equal to the number of shares of ordinary shares issuable upon the exercise of all of the 2024 Ordinary Share Purchase warrants then outstanding.

Fractional Shares

No fractional shares will be issued upon exercise of the 2024 Ordinary Share Purchase warrants, but we will pay a cash adjustment or round up to the next whole share in connection with any fractional share.

Rights as a Stockholder

Except as set forth in the 2024 Ordinary Share Purchase warrants, the 2024 Ordinary Share Purchase warrants do not confer upon holders any voting or other rights as stockholders of the Company.

Trading Market

There is no established public trading market available for the 2024 Ordinary Share Purchase warrants on any national securities exchange or other nationally recognized trading system. In addition, we do not intend to apply to list the 2024 Ordinary Share Purchase warrants on any national securities exchange or other nationally recognized trading system, including the NYSE American.

C. Interest of experts and counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

The Group had a total of three legal cases in 2023, all initiated by GG - one settled and two ongoing. A fourth case commenced in 2024 and has been included as a subsequent event. The Group does not believe the outcome of proceedings will have any material negative impact to the financial condition, reputation, or financial results of the Group.

Case	Date started	Date finished	Status
Various Broker Dealers	Nov 2022	Ongoing	Pending financing
Debt Provider	Mar 2023	Apr 2023	Settled
Former Owners (UAV)	Nov 2023	Ongoing	Pending mediation
Warrant Holder	Apr 2024	Ongoing	Pending response

In addition, Genius Group completed an internal investigation at UAV, in the 2H 2023, into certain alleged pre-acquisition irregularities and mismanagement. After extensive onsite review of documents, processes, and interviewing of employees the conclusion was there was no misappropriations, whilst there was evidence of pre-acquisition mismanagement. Based on this and other breach of warranties, legal action has commenced against the former owners of UAV (included above).

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

B. Significant Changes

We have had a number of significant changes since the date of our audited consolidated financial statements included in this Annual Report. These include:

●	Genius Group closed the Public Offering of $8.25 million by offering 23,571,429 of the Company’s ordinary shares, Series 2024-A warrants (“Series 2024-A Warrants”) to purchase up to 23,571,429 of the Company’s ordinary shares and Series 2024-C warrants (“Series 2024-C Warrants”) to purchase up to 23,571,429 of the Company’s ordinary shares, at a combined offering price of $0.35 per ordinary share and associated warrants. The Company further issued 7,220,256 ordinary shares for the exercise of Series-A (817,138 ordinary shares) and Series-C (6,403,118 ordinary shares) after receiving the exercise price of $2.5 million in cash.

●	Genius group registered an additional pool of 10,000,000 shares of the common stock of the Company under the Company Share Option Scheme 2023 and the Company Employee Share Scheme 2024.

●

Genius Group announced the closure of UAV and legal action against the sellers, Marco and Sandra Johnson.

On 29 February 2024, California’s Bureau for Private Postsecondary Education announced the decision to cease all instruction at UAV, stop enrolling students, and collect tuition and fees by 8 March 2024. The decision comes after WASC Senior College and University Commission (“WSCUC”), the association accrediting public and private educational institutions, found “serious noncompliance” with its standards.

Following the decision to close UAV, Genius Group management has since contacted independent auditors who specialize in postsecondary education and have appointed them to conduct a close-out audit. The close-out audit was initiated mainly to identify any fraud in addition to conducting the close-out audit required by the Department of Education and for Genius Group’s civil suit.

●	Genius Group completed the acquisition of FB Primesource Acquisition LLC assets in an all share transaction. The Company issued 73,873,784 Ordinary shares of the Genius Group Limited to the seller. The transaction included the purchase of selected FatBrain AI assets and liabilities by Genius Group in an all-share transaction, through the purchase of the equity of a FatBrain subsidiary which is held by Genius as a wholly owned subsidiary.

●	Genius Group entered into an acquisition agreement with OpexExo March 2024 with closing pending meeting closing conditions. The agreement calls for the purchase of all of the issued and outstanding shares of OpenExo, Inc., a Delaware corporation, for a purchase price of $10,000,000 payable in Genius Group restricted stock at a per share purchase price equal to the lower of $1.00 and the 30 day VWAP of one ordinary share of GNS as of a date prior to the date of closing of the transaction. The purchase price may be increased or decreased based upon certain revenue thresholds detailed in the OpenExo Agreement (Section 3.7) including market cap levels. The agreement also contain certain customary and usual closing conditions, representations and warranties and covenants for a transaction of this type.

●

Genius Group entered into a $5.72 million Non-Convertible Note (the “Note”) financing with the Investor. The total amount funded, in two tranches, is $5 million. $3.0 million was funded upon the initial closing (“Closing A”) with the remaining $2.0 million funded upon the Company’s timely filing of the 20-F among certain other conditions (“Closing B”). The term of the Note is 18 months with the unpaid balance due in full on the maturity date at 105% of the amount of the Note (the “Redemption Value”).

The Company also issued the Investor a five-year warrant to purchase 8,945,000 of its ordinary shares at a per share exercise price of $0.41.

●	Genius Group appointed Adrian Reese as its Chief Financial Officer in March 2024.

●	Genius Group appointed Michael Moe as a Board Chairman in April 2024.

●	In April 2024, Genius Group launched an AI Avatar Toolkit for Global Faculty to build their own AI Tutors.

On or about April 18, 2024, LZGI completed the acquisition of FatBrain/Primesource by 73,873,784 of its common shares issued to LZG International, Inc. (which in conjunction with the assumption of approximately $12.5 million in obligations constituted the purchase price for the acquisition).

FatBrain AI is an AI-driven SAAS company co-founded by serial entrepreneur, Peter B. Ritz, and exec chaired by Michael T. Moe, Founder and CEO of GSV, ASU-GSV Summit, GSV Ventures, an early investor in 16 out of 30 Edtech unicorns including Coursera, Chegg, ClassDojo, Course Hero, Masterclass, and Guild Education.

FatBrain AI delivers peer intelligence and hierarchical insights to connect GOV, F500 and SMEs (Companies with 500 or less employees) with a variety of sector-specific SAAS solutions. The partnership signed between Genius Group and FatBrain AI will enable the delivery of a full end-to-end AI Education Ecosystem which includes:

●	For Schools: Government and company funded AI camps and accelerators together with a scholarship fund for young students to learn future-focused skills, both virtual and in-person, personalized with their Genie AI.

●	For Universities: Government and company funded future-focused AI-based training from one week AI Microschools through to full undergraduate and masters degree programs integrating with personalized gamified learning via Genie AI and Genius Metaversity, with learning libraries shared across participating students and institutions.

●	For Companies: Full suite of upskilling courses in AI and Exponential Technologies, ranging from one week AI Microschools to three-month in-house accelerators, linked with the Genius Scholarship to connect student apprentices with entrepreneurs and employees, and linked to FatBrain AI’s SAAS solutions to share peer intelligence, industry trends and leaderboards.

●	For Governments: A comprehensive AI Education Ecosystem providing participating cities, regions and national governments with a full AI-driven, lifelong learning system for future-focused education and upskilling, with direct benefits in increased skills, competitiveness and shared intelligence within the rapidly changing Age of AI and Exponential Technologies.

The parties intend to launch globally the overarching AI Education Ecosystem in early 2024.

FatBrain AI provides powerful and easy-to-use AI solutions to empower the enterprise stars of tomorrow to grow, innovate, and drive the majority of the global economy. FatBrain’s AI 2.0 technologies and advanced data services transform continuous learning, narrative reasoning, large language models, cloud and blockchain technologies into auditable, explainable and easy to integrate AI solutions. FatBrain’s subscriptions allow all companies to deploy its advanced AI solutions quickly, easily, and securely behind their firewalls or via cloud. FatBrain’s global delivery includes 600+ team across design, development centers in the US, UK, India and Kazakh Republic.

Historical Development

LZG International, Inc. was incorporated in the state of Florida on May 22, 2000, as LazyGrocer.Com, Inc. On August 28, 2009, LZGI’s name was changed to LZG International, Inc. Prior to the transaction on October 23, 2021, LZGI was a blank check company and had limited operations.

On October 23, 2021, LZGI executed an “IT Asset Purchase Agreement” with FatBrain, LLC, a previously unrelated entity, for certain intellectual properties, including patents pending, proprietary technology, licenses, software, development plans and contractual rights. The intellectual property is comprised of an AI Technology with many commercial applications, the first being “Angelina FX”. As consideration, LZGI issued 10,000,000 shares of common stock to FatBrain, LLC’s material non-controlling member, Peter B. Ritz. The mutually agreed upon asset fair market value of $348,000 was allocated 100% to the Angelina FX software due to the assignment of contractual rights to LZGI of a licensing agreement previously entered into on May 7, 2021, between FatBrain and a non-related party, Tempus, Inc. This transaction resulted in a change in control of LZGI, whereby Mr. Ritz is the owner of 97.6% of LZGI’s issued and outstanding common stock.

The FatBrain IT Assets acquired in the IT Asset Purchase Agreement include software that uses artificial intelligence to help companies automate enterprise decision cycles to learn, explain and intervene for better outcomes across all business interactions. The software continuously learns from historical transactions, incumbent models and in-house expert teams to deliver a unified framework binding structured and unstructured data in text, numerical, network/graph and video formats. The FatBrain software leverages modern advances in machine learning and cloud economics to enable sustained operational advantages of (i) simplicity with smaller, denser models using vector embeddings, (ii) auditability with explainable, trusted quantification and de-biasing using blockchain, (iii) quality work with noisy, sparse, imbalances or missing date using generative autoencoders, and (iv) technology using transfer and active learning. LZGI has initiated the commercialization of the technology and we have spoken to several potential clients.

On June 17, 2022, LZGI entered into a Master Stock Purchase Agreement with two individuals, Yevgeniy Chsherbinin and Victor Nazarov through its wholly owned subsidiary, FB Prime Source Acquisition, LLC to acquire Prime Source, a Kazakhstani corporation and Prime Source’s affiliates consisting of Prime Source Innovation, Prime Source – Analytical Systems, Digitalism, and InFin-IT Solution (together with Prime Source, the “Prime Source Companies”). The agreed upon purchase price of $18,000,000 is payable on a payment schedule. Subsequent to this acquisition, LZGI ran its AI business through its FB Primesource subsidiary, which was the entity for which all equity interests have been purchased by Genius Group.

Our Business

We’re the leading AI Solutions company empowering 500M-strong star enterprises of tomorrow (aka MSMEs) to grow, innovate, and drive the majority of the global economy.

Our purpose is to:

●	Boost millions of MSMEs with AI Solutions and impact over 50% of global jobs and GDP

●	Simplify decisions w/ unified subscription model, inclusion economy, growth @fraction of an FTE

●	Secure extended enterprise reach, supply chain, cyber, hierarchical transparency

●	Realize trillions in hidden market value, surpassing F500 and governments as economic drivers

Our market is large and undeserved, driven by the common challenges faced by MSMEs worldwide and addressable through the combination of our AI Solutions and our simple subscription model. Today, most MSMEs face the explosion of AI and data signals from thousands of business applications, yielding millions of decision factors. Large F500 companies and governments have the resources to address their AI solution needs from McKinsey, Big 4 Consultancies, C3AI, Palantir et al. We sell AI Solutions delivering insights across the commonplace, yet unified needs of MSMEs worldwide, focusing on helping them improve to:

●	GET CUSTOMERS

●	GET PAID

●	GET CAPITAL

●	PAY WORKERS

●	ACCESS ADVICE

●	BE COMPLIANT & ORGANIZED

●	GET WORK DONE

The problems facing 500M MSMEs today have been aggravating business owners for decades: too much data; too many variables; not enough time. However now, with our AI 2.0 Solutions MSMEs can solve these problems by harnessing the hidden insights from both their existing individual behavior and peer market data.

Our sustainable competitive advantage comprises what we call “Peer Intelligence AI” or “AI 2.0” solutions and technologies which work to harness the power of permissioned private data and insights from thousands of MSMEs aligned to the relevant public data signals to advance the knowledge of the unified market dynamics. That is, Peer Intelligence AI works by connecting into the clients’ existing SaaS products (e.g., Intuit’s QuickBooks, Shopify, HubSpot, Salesforce, 1C, Xero, Slack, and more), where all their business data lives and aligning the data with millions of relevant market signals, including:

●	Collation of clients’ different business data sources

●	Mapping against thousands of market data sources

●	Industry specific data and insights

Once our Outcomes™ engine has aligned all of the thousands of different signals (internal and external), it drives the FatBrain AI 2.0 Solutions marketplace where, alongside FatBrain expert coaches it turns meaningless data into actionable insights:

●	Turn data into insights

●	Industry specific coaching

●	All within our Outcomes™ engine

Our clients gain regular, valuable actions to improve their business decisions and save time and money, while also being able to benchmark themselves against their market peers and industry comparables, gaining:

●	Leaderboard ranking

●	Trajectory podiums across different areas

●	Clear and visible tracking of business improvement

Our go to market uses extended enterprise reach focusing on networks of similarly situated peers across industry sectors. For example, we’re able to offer our FX AI 2.0 Solutions to the two million importers and exporters filing disclosures with the US Customs office to quantify their purchase cycles to minimize their currency risks. Similarly, we’re able to offer our InsureTech AI solutions to the three hundred thousand independent agents to save time by auto-matching the right products to right clients while and helping the agents to get paid faster.

We believe that nearly every one of the MSMEs globally faces challenges that our AI Solutions are designed to address. Our focus in the near term is to build partnerships with institutions that have the leadership necessary to effect structural change within their extended supply chain — to reconstitute their operations around data. Over the long term, we believe that many of the global MSMEs in the markets we serve will become a potential client.

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

The acquisition of Revealed Films was completed on October 4, 2022.

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

Foreign Exchange Risk

The functional currency of our Parent Company is SGD, and therefore our operations are exposed to foreign exchange rate fluctuations. Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the SGD to the U.S. dollar.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

There are no defaults, dividend arrearages and delinquencies or other information required to be disclosed in response to this Item.

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Exchange. As of December 31, 2023, the Company has not completed an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

The Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), believe the effectiveness of our disclosure controls and procedures as of December 31, 2023, were not effective as a consequence of the material weaknesses described below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d- 15(f) of the Exchange Act). Our management has not assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. Our management concluded that our internal control over financial reporting was not effective as of December 31, 2023 as a consequence of the following material weaknesses:

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

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2023 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

The following table shows the fees that we incurred for audit and other services provided by Enrome LLP, our current independent registered public accounting firm, and Marcum LLP, our previous independent registered public accounting firm, for fiscal years 2023 and 2022.

	Fiscal 2023	Fiscal 2022
Audit Fees	$430,000	721,515
Audit-Related Fees	13,500	—
Tax Fees*	75,000	—
All Other Fees		12,875
Total	$518,500	$734,390

*Estimated

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

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to Marcum LLP and Enrome LLP with respect to fiscal years 2022 and 2023 were all approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

There have been no purchases of equity securities required to be disclosed in response to this Item.

Item 16F. Change in Registrant’s Certifying Accountant.

On March 13, 2024, Marcum LLP sent a letter to the Company terminating the auditor client relationship. The termination of auditor relationship was disclosed in a Form 6-K dated March 19, 2024.

The Group believes that the termination is not as a result of a disagreement between the two entities.

On March 28, 2024, the Group, following approval by the audit committee, appointed Enrome LLP as an independent public accounting firm for the Group’s IFRS consolidated financial statements for Financial Year 2023. The appointment of auditor was disclosed in a Form 6-K dated March 28, 2024.

During each of the years ended December 31, 2023 and 2022 and the subsequent interim period through March 28, 2024, neither the Group nor anyone on behalf of the Group consulted Enrome LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Enrome LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

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

Cyber security policy and procedures - The company has reviewed the internal platforms and services to ensure they are cyber security compliant. A critical component of the choice of system, vendor and service is that the vendor/service has a robust and demonstrable cybersecurity SOP and compliance.

For new vendors, products and services, a full cybersecurity review is performed based on the company’s IT onboarding policy which details the process, implementation, compliance and ongoing monitoring.

The strong onboarding and ongoing monitoring controls are supplemented with a documented protocol and escalation should the company be subject to a cyber attack. This includes quickly identifying and isolating affected systems to halt the spread, while the technical team assesses the breach’s scope and impact. We follow notification procedures compliant with regulatory requirements, which includes, informing entities like the SEC, stakeholders, and potentially the public, ensuring communications are clear and maintain transparency. Post-incident, the technical team will be in collaboration with external cybersecurity experts and law enforcement for a thorough investigation, followed by a review and update of security policies and training to integrate lessons learned and prevent future attacks. The review and any remedial actions will be shared with the Board and Audit Committee.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F.

Item 19. Exhibits

The following are filed as exhibits hereto:

Exhibit Number	Description of Document
1.1	Engagement Letter with HC Wainwright & Co.
2.1	Share Purchase Agreement dated Oct. 22, 2020 among Genius Group Ltd, David Raymond Hitchins and Angela Stead (1)
2.2	Share Purchase Agreement dated Nov. 28, 2020 between Genius Group Ltd and Lillian Magdalena Niemann (1)
2.3	Share Purchase Agreement dated Nov. 30, 2020 between Genius Group Ltd and Property Mastermind International PTE Ltd. (1)
2.4	Stock Purchase Agreement dated Dec. 18, 2020 among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd. (1)

2.7	Share Purchase Agreement dated Aug. 30, 2019 between Genius Group Ltd and Wealth Dynamics Pte Ltd (1)
2.8	Extending Letter dated September 30, 2021 amending the Share Purchase Agreement among Genius Group Ltd, David Raymond Hitchins and Angela Stead (3)
2.9	Extending Letter dated September 30, 2021 amending the Share Purchase Agreement between Genius Group Ltd and Lillian Magdalena Niemann (3)
2.10	Extending Letter dated September 30, 2021 amending the Share Purchase Agreement between Genius Group Ltd and Property Mastermind International PTE Ltd. (3)
2.11	Extending Letter dated September 30, 2021 amending the Stock Purchase Agreement among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd. (3)
2.12	Extending Letter dated December 17, 2021 amending the Share Purchase Agreement among Genius Group Ltd, David Raymond Hitchins and Angela Stead (2)
2.13	Extending Letter dated December 17, 2021 amending the Share Purchase Agreement between Genius Group Ltd and Lillian Magdalena Niemann (2)
2.14	Extending Letter dated December 17, 2021 amending the Share Purchase Agreement between Genius Group Ltd and Property Mastermind International PTE Ltd. (2)
2.15	Extending Letter dated December 21, 2021 amending the Stock Purchase Agreement among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd. (2)
2.16	Extending Letter dated January 23, 2022 amending the Stock Purchase Agreement among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd. (2)
2.17	Extending Letter dated February 25, 2022 amending the Stock Purchase Agreement among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd. (5)
2.18	Amendment Letter dated March 24, 2022 amending the Stock Purchase Agreement among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd. (5)
2.19	Extending Letter dated March 24, 2022 amending the Share Purchase Agreement between Genius Group Ltd and Lillian Magdalena Niemann (5)
2.20	Extending Letter dated March 24, 2022 amending the Share Purchase Agreement among Genius Group Ltd, David Raymond Hitchins and Angela Stead (5)
2.21	Extending Letter dated March 24, 2022 amending the Share Purchase Agreement between Genius Group Ltd and Property Mastermind International PTE Ltd. (5)
2.22	Asset purchase agreement dated January 24, 2024 between Genius Group Limited and LZG International Inc
2.23	The agreement and plan of merger dated March 14, 2024 between Genius Group Limited and Open ExO Inc
3.1	Constitution of the Registrant (1)
4.1	Registrant’s Specimen Certificate for Ordinary Shares (1)
4.2	Form of Series 2024-A Warrant
4.3	Form of Series 2024-B Warrant
4.4	Form of Series 2024-C Warrant
4.5	Form of Placement Agent Warrant
10.1	Tenancy Agreement dated June 27, 2019 between China Classic Pte Ltd and Entrepreneur Resorts Pte Ltd (1)
10.2	Employment and Board of Directors Agreement dated June 15, 2020 between Genius Group Ltd and Roger James Hamilton (1)
10.4	Employment and Board of Directors Agreement dated June 15, 2020 between Genius Group Ltd and Suraj Naik (1)

10.8	Employee Share Option Scheme Rules (1)
10.17	Board of Directors Services Agreement dated Jan. 1, 2021 between Genius Group Ltd and Richard J. Berman (2)
10.18	Board of Directors Services Agreement dated Oct 16, 2023 between Genius Group Ltd and Eric Pulier
10.19	Board of Directors Services Agreement dated Oct 16, 2023 between Genius Group Ltd and Salim Ismail
10.20	Employee Share Option Scheme 2023
10.21	Employee Share Scheme 2024
10.22	Policy for the recovery of erroneously awarded compensation
10.23	Form of Secured Note Financing Documents
12.1 *	Certification of the Chief Executive Officer of Genius Group pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2 *	Certification of the Chief Financial Officer of Genius Group pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of the Chief Executive Officer Genius Group pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of the Chief Financial Officer of Genius Group pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Code of Ethics (1)
21.1	List of Subsidiaries (1)
21.1 (a)	Consent of Moores
21.2 (b)	Prime Source Group Audited Financial Statement for the year ended December 31, 2023

101. INS*	Inline XBRL Instance Document.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1)	Incorporated by reference to our Amendment No. 1 to Registration Statement on Form F-1/A, filed on August 30, 2021.
(2)	Incorporated by reference to our Amendment No. 5 to Registration Statement on Form F-1/A, filed on January 25, 2022.
(3)	Incorporated by reference to our Amendment No. 3 to Registration Statement on Form F-1/A, filed on November 23, 2021.
(4)	Incorporated by reference to our Amendment No. 2 to Registration Statement on Form F-1/A, filed on October 20, 2021.
(5)	Incorporated by reference to our Amendment No. 9 to Registration Statement on Form F-1/A, filed on March 24, 2022.
*	Filed herewith.
**	Furnished herewith.

SIGNATURE

The registrant hereby certifies that is meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GENIUS GROUP

By:	/s/ Roger Hamilton
Roger Hamilton
Chief Executive Officer

Date: May 15, 2024

Genius Group Limited and Its Subsidiaries

Index to Consolidated Financial Statements

Genius Group Limited and Its Subsidiaries

Directors’ Statement

For the financial year ended December 31, 2023, 2022 and 2021

The directors are required in terms of the International Business Companies Act of 2016 to maintain adequate accounting records and are responsible for the content and integrity of the consolidated financial statements and related financial information included in this report. It is their responsibility to ensure that the consolidated financial statements fairly present the state of affairs of the Group at the end of the financial year and the results of its operations and cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS Interpretations committee (IFRIC). The external auditors are engaged to express an independent opinion on the consolidated financial statements.

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

The directors have reviewed the Group’s cash flow forecast for the year to December 31, 2023, and, in light of this review and the current financial position, there is substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The external auditors are responsible for independently auditing and reporting on the Group’s consolidated financial statements. The consolidated financial statements have been examined by the Group’s external auditors and their report is presented on page F-3.

The consolidated financial statements set out beginning on page F-4, which have been prepared on the going concern basis, were approved by the board of directors on May 15, 2024 and were signed by:

/s/ Roger James Hamilton

Roger James Hamilton, Director

/s/ Suraj Naik
Suraj Naik, Director

Date: May 15, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Genius Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Genius Group Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2023 and 2022, the related consolidated statements of Operations and comprehensive (Loss)/Income, statements of changes in shareholders’ equity, and cash flows for the years ended December 31, 2023, 2022 and 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023, 2022 and 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As more fully described in Note 2 to the consolidated financial statements, as of December 31, 2023, the Group incurred net loss of US$5.7 million and generated negative cash flows from operations of approximately $12.4 million. As of December 31, 2023, the Group has a working capital deficiency of approximately US$7.6 million and accumulated deficit of approximately US$59.1 million. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditors since 2024.

Singapore

May 15, 2024

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in US Dollars)

		As of December 31,
	Note	2023	2022 As restated (1)
ASSETS
Current Assets
Cash and cash equivalents		$614,753	$5,720,569
Restricted cash	2	711,026	11,108,816
Accounts receivable, net	5	1,868,931	4,856,637
Other Receivables	6	50,465	120,304
Due from related parties	7	4,966,733	351,357
Inventories	8	755,284	1,001,977
Prepaid expenses and other current assets	9	666,673	1,090,787
Total Current Assets		9,633,865	24,250,447
Property and equipment, net	10	456,751	563,131
Right-of-use assets	11	-	12,573,710
Other Investments	12	28,698	28,698
Investments in joint venture	12	379	373
Goodwill	13	11,425,148	31,688,887
Intangible assets, net	14	15,250,751	16,107,293
Other receivables	6	770,994	732,716
Due from related parties	7	5,628,298	5,288,264
Other non-current assets	16	18,889	26,108
Total Non Current Assets		33,579,908	67,009,180
Total Assets		$43,213,773	$91,259,627

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable		$4,406,850	$1,672,306
Accrued expenses and other current liabilities	17	2,419,205	4,381,083
Contract liability	18	2,750,137	5,820,450
Income tax payable	2	174,738	355,023
Due to related parties	20	4,907,181	2,932,090
Lease liabilities	11	-	1,590,538
Loans payable - current portion	19	2,467,656	334,391
Convertible debt obligations - current portion	21	-	5,752,328
Short term debt	22	122,415	539,245
Total Current Liabilities		17,248,182	23,377,454
Due to related parties	20	1,820	1,729
Lease liabilities	11	-	11,394,337
Loans payable – non-current portion	19	254,455	428,025
Convertible debt obligations - non-current portion	21	-	2,223,523
Deferred tax liability	15	2,280,323	3,391,129
Contingent liabilities	22	3,714,000	36,488,594
Total Non Current Liabilities		6,250,598	53,927,337
Total Liabilities		23,498,780	$77,304,791
Stockholders’ Equity
Contributed capital	23	81,617,864	108,633,143
Reserves		(8,459,565)	(33,775,101)
Accumulated deficit		(59,132,781)	(67,697,823)
Capital and reserves attributable to owners of Genius Group Limited		14,025,518	7,160,219
Non-controlling interest		5,689,475	6,794,617
Total Stockholders’ Equity		19,714,993	13,954,836
Total Liabilities and Stockholders’ Equity		$43,213,773	$91,259,627

1)	Restatement details in Note 2

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(Expressed in US Dollars)

		For the years ended December 31,
	Note	2023	2022 As restated (1)	2021 As restated (1)
Revenue	24	$23,062,754	$18,193,616	$8,294,804
Cost of revenue	2	(11,126,432)	(9,554,327)	(5,537,346)
Gross profit		11,936,322	8,639,289	2,757,458

Operating (Expenses) Income
General and administrative	26	(29,904,423)	(21,073,794)	(7,211,204)
Depreciation and amortization	10,11,14	(2,695,741)	(1,182,413)	(38,864)
Other operating income	25	34,794	144,396	490,300
Impairment loss	11,13	(15,371,643)	(28,246,010)	-
Gain on lease modification		308,763	-	-
(Loss) gains from foreign currency transactions	2	(375,407)	(619,267)	(166,174)
Total operating expenses, net		(48,003,657)	(50,977,088)	(6,925,942)
Loss from Operations		(36,067,335)	(42,337,799)	(4,168,484)
Other Income/(Expense)
Other Income	28	207,142	418,437	-
Revaluation adjustment of contingent liabilities	22	32,774,594	(13,838,197)	-
Other expense		(9,796)	-	-
Interest expense, net	27	(3,694,513)	(1,312,476)	(449,566)
Total Other Income/(Expense), net		29,277,427	(14,732,236)	(449,566)
Loss Before Income Tax		(6,789,908)	(57,070,035)	(4,618,050)
Income Tax Benefit	29	1,078,686	1,063,596	128,852
Net Loss		(5,711,222)	(56,006,439)	(4,489,198)
Other comprehensive loss:
Foreign currency translation	2	(203,832)	(290,184)	230,081
Total Comprehensive Loss		$(5,915,054)	$(56,296,623)	$(4,259,117)

Net Loss is attributed to:	30
Owners of Genius Group Limited		(5,657,143)	(55,800,418)	(4,315,239)
Non-controlling interest		(54,079)	(206,021)	(173,959)
Net Loss		(5,711,222)	(56,006,439)	(4,489,198)

Total Comprehensive Loss is attributable to:
Owners of Genius Group Limited		(5,860,975)	(56,090,602)	(4,085,158)
Non-controlling interest		(54,079)	(206,021)	(173,959)
Total Comprehensive Loss		$(5,915,054)	$(56,296,623)	$(4,259,117)

Net loss per share attributed to common stockholders, basic and diluted		$(0.10)	$(2.47)	$(0.28)
Weighted-average number of shares outstanding, basic, and diluted		55,501,971	22,634,366	16,155,812
Number of shares outstanding, basic and diluted		73,873,784	27,705,227	16,155,812

1)	Restatement details in Note 2

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in US dollars)

	Contributed Capital		Non-controlling	Foreign		Accumulated	Total
	Shares	Amount	Interest	Currency	Reserves	Deficit	Equity
Balance as of , January 1, 2021, as restated	16,155,812	48,729,582	257,154	191,772	(33,900,850)	(7,571,569)	7,706,089
Net loss	-	-	-	-	-	(4,489,198)	(4,489,198)
Adjustment against capital and retained earning	-	-	-	-	(16,517)	-	(16,517)
Foreign currency translation adjustments	-	-	-	230,081	-	-	230,081
Shares issued for cash in GeniusU	-	3,127,442	-	-	-	-	3,127,442
Shares issued for conversion of convertible notes		181,175	-	-	-	-	181,175
Funds received for shares to be Issued	-	-	953,087	-	-	-	953,087
Share based compensation		293,837	-	-	-	-	293,837
Non-controlling interest	-	(3,308,617)	3,134,658	10,597	-	163,362	-
Balance as of, December 31, 2021, as restated	16,155,812	$49,023,419	$4,344,899	$432,450	$(33,917,367)	$(11,897,405)	$7,985,996
Net loss	-	-	(206,021)	-	-	(55,800,418)	(56,006,439)
Foreign currency translation adjustment		-	-	(290,184)	-	-	(290,184)
Proceeds from IPO (net)	3,913,410	15,202,858	-	-	-	-	15,202,858
Share options GG IPO April 2022	45,580	270,476	-	-	-	-	270,476
GeniusU Shares issued for cash	-	-	2,655,739	-	-	-	2,655,739
Shares issued for conversion of convertible notes	1,554,097	7,829,607	-	-	-	-	7,829,607
Shares issued for IPO acquisition	5,975,407	35,098,001	-	-	-	-	35,098,001
Shares cancelled in satisfaction of liability, net of derivative liability	(49,002)	(100,002)	-	-	-	-	(100,002)
Share based compensation	109,923	1,308,784	-	-	-	-	1,308,784
Balance as of, December 31, 2022, as restated	27,705,227	$108,633,143	$6,794,617	$142,266	$(33,917,367)	$(67,697,823)	$13,954,836

Net loss		-	(54,079)	-	-	(5,657,143)	(5,711,222)
Foreign currency translation adjustments		-	-	(203,832)	-	-	(203,832)
Shares issued for conversion of convertible notes	45,239,128	18,026,388	-	-	-	-	18,026,388
Convertible loan adjustment for outstanding note, net	-	(10,006,519)	-	-	-	-	(10,006,519)
Share issued by conversion from ERL and GeniusU	149,160	125,109	(125,109)	-	-	-	-
Share based compensation	432,320	532,466	-	-	-	-	532,466
Q4 2023 Share Option Plan	347,949	214,116	-	-	-	-	214,116
ERL Spin off	-	(31,862,919)	(925,954)	-	25,519,367	14,222,186	6,952,680
RF PPA adjustment		(4,043,920)					(4,043,920)
Balance as of, December 31, 2023	73,873,784	$81,617,864	$5,689,475	$(61,566)	$(8,398,000)	$(59,132,780)	$19,714,993

1)	Restatement details in Note 2

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

	For the years ended December 31,
	2023	2022 As restated (1)	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(5,711,222)	$(56,006,439)	$(4,489,198)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	532,466	1,308,784	293,837
Depreciation and amortization	3,271,051	2,350,640	1,574,913
Deferred income taxes	(755,973)	(1,284,166)	105,650
(Gain) loss on foreign exchange transactions	375,407	619,267	166,174
Provision for doubtful accounts	2,821,611	(1,509,486)	(39,108)
Impairment loss	15,371,643	28,246,010	-
Gain on lease modification	(308,763)	-	-
Revaluation adjustment on contingent liabilities	(32,774,594)	13,838,197	-
Interest expense on convertible debt obligation	1,701,964	—	-
Interest expense on lease liabilities	787,341	491,336	131,291
Other interest paid – loans	1,250,312	847,520	103,357
Amortization of debt discount	-	-	140,837
Interest income	(45,104)	(26,380)	74,081
Changes in operating assets and liabilities
Accounts receivable	2,570,324	1,161,349	(30,554)
Pledge Deposit	(711,026)	-	-
Other receivable	21,027	(19,138)	(66,000)
Prepaid expenses and other current assets	62,111	1,489,459	(1,927,176)
Inventories	120,977	(545,449)	20,013
Accounts payable	2,706,803	(107,372)	256,562
Accrued expenses and other current liabilities	55,343	751,442	254,080
Contract liability	(2,824,190)	996,324	1,015,200
Current tax provision	(776,080)	220,570	(257,953)
Income tax payable	(152,117)	(237,759)	-
Other non-current asset	1,448	—	(217,291)
Total Adjustments	(6,698,020)	48,591,148	1,597,913
Net cash used in operations	(12,409,242)	(7,415,291)	(2,891,285)
CASH FLOWS FROM INVESTING ACTIVITIES:
Interest received	45,104	26,380	(74,081)
Internally developed software	(438,228)	(743,995)	(804,314)
Acquisitions	(2,299,231)	(8,843,458)	-
Purchase of Property, plant and equipment	(131,055)	(222,680)	(77,797)
Purchase of investment in GU	(20,000)	-	-
Acquisition of intangible assets	-	(279,356)
Net cash used in investing activities:	(2,843,410)	(10,063,109)	(956,192)
CASH FLOWS FROM FINANCING ACTIVITIES:
Other interest paid – loans	(1,250,312)	(847,520)	(103,357)
Amount due to/from related party, net	1,546,011	(221,842)	(154,345)
Proceeds from derivative liability, net	-	(250,000)	-
Advance received for share issuances			953,087
Proceeds from IPO, net	-	17,308,453	-
Proceeds from convertible debt, net of issuance costs	8,923,994	4,184,964	-
Proceeds from equity issuances	-	2,701,215	3,127,442
Issuance from convertible debt	-	(509,311)	-
Repayment of lease liabilities	(775,728)	(957,430)	(758,522)
Proceeds from Loan	2,000,000	972,593	-
Repayment of Loan	(593,950)	(1,285,181)	(71,967)
Net cash provided by financing activities	9,850,014	21,095,941	2,992,338
Increase (decrease) in cash and cash equivalents during the year	(5,402,638)	3,617,541	(855,139)
Foreign exchange impact on cash	296,822	318,090	366,926
Cash and cash equivalents, beginning of year	5,720,569	1,784,938	2,273,151
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$614,753	$5,720,569	$1,784,938

1)	Restatement details in Note 2

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1 — BUSINESS ORGANIZATION AND NATURE OF OPERATIONS

Genius Group Limited (“GG”) is an entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market.

The GG operates through its main subsidiaries, GeniusU Ltd (“GU”), Education Angels (“EA”), E-Squared Education (“ESQ”), Property and Mastermind Networks Limited (“PIN”) and Revealed Films (“RF”). In 2023 the Company also operated through its subsidiary University of Antelope Valley (“UAV”) (see Note 34). The Company owns 100% ownership all of the subsidiaries except 96.5% in GeniusU Ltd. During the year 2023, the GG spun off Entrepreneur Resorts Limited (“ERL”).

GU, a Singapore company, which provides a full entrepreneur education system business development tools and management consultancy services to entrepreneurs.

ERL was incorporated in Seychelles, and represents a group of resorts, retreats, and co-working cafes for entrepreneurs. ERL owns resorts in Bali and South Africa which run entrepreneur retreats and workshops. It also owns Genius Café, an entrepreneur beach club in Bali, and Genius Central Singapore Pte Ltd, an entrepreneur co-working hub in Singapore. ERL was spun off in 2023.

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

NOTE 2 — SUMMARY OF MATERIAL ACCOUNTING POLICIES

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

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As reflected in the accompanying consolidated financial statements, the Group incurred a net loss of $5.7 million for the year ended December 31, 2023, and generated negative cash outflows from operating activities of approximately $12.4 million. As of December 31, 2023, the Group had a working capital deficiency of approximately US$7.6 million and an accumulated deficit of $59.1 million. These factors raise substantial doubt about the Group operating as a going concern for the next twelve months.

The Group will actively pursue capital raising activities in 2024 to support continued growth and strategic acquisitions which are cash generative and accretive to earnings. As examples, in January 2024 the Group completed a warrant conversion raising $7 million and additionally completed a debt raise via a $5m Loan note in April 2024.

The Group appointed a new Investor Relations firm in April 2024 and is actively completing investor outreach and participated in the Sidofi Conference in May 2024. The Group will target all forms of capital raising, to include but not limited to, debt finance, new equity raise and warrants conversion.

In March 2024, the Group completed the acquisition of FB Primesource Acquisition LLC, which is accretive to revenue, profit and cash flow so as to enable the Group to meet its liabilities as and when they fall due and to carry on its business without a significant curtailment of operations for the next twelve months from the issuance date of this report.

Principles of Consolidation

The consolidated financial statements incorporate the financial statements of the Group and all its subsidiaries. Subsidiaries are entities (including structured entities) which are controlled by the Group. The Group has control of an entity when it is exposed to or has rights to variable returns from involvement with the entity and it has the ability to affect those returns through the of use its power over the entity. The results of subsidiaries are included in the consolidated financial statements from the effective date of acquisition to the effective date of disposal. Adjustments are made when necessary to the financial statements of subsidiaries to bring their accounting policies in line with those of the Group. All inter-company transactions, balances, and unrealized gains on transactions between consolidated companies are eliminated in full upon consolidation. Unrealized losses on transactions between consolidated companies are also eliminated upon consolidation unless the transaction provides evidence of an impairment of the asset transferred.

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

Non-controlling interests in the acquiree are measured on an acquisition-by-acquisition basis either at fair value or at the non-controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. This treatment applies to non-controlling interests which are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation. All other components of non-controlling interests are measured at their acquisition date fair values unless another measurement basis is required by IFRS.

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

Significant judgments and use of estimates

The preparation of the consolidated financial statements in conformity with the IFRS requires management to make estimates and iudgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Group bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes, Significant estimates and assumptions made by management include, among others, useful lives and impairment of long-lived assets, goodwill, useful lives and impairment of intangible assets, collectability of accounts receivable, allowance for doubtful accounts, and impairment allowance for inventory, deferred tax and contingent liabilities. While the Group believes that the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Critical judgements in applying accounting policies

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

While our material accounting policies are described in more detail in our consolidated financial statements appearing elsewhere in this Annual Report, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

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

Restricted cash

Restricted cash as at December 31, 2023 represents the letter of credit issued from University of Antelope Valley. Restricted cash in December 31, 2022 represents money that is held at a bank account related to the Company’s 2022 convertible debt and was not available to the Company for immediate or general business use as of December 31, 2022. All the restricted cash as of December 31, 2022 was available to the Company by April 2023.

Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The major categories of inventories are movie production cost, books and periodicals, food and beverages, merchandize and consumables.

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

Land is initially measured at cost and is not depreciated.

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

The useful lives of items of property and equipment have been assessed as follows:

Category	Depreciation Method	Useful Life
Buildings	Straight line	20 years
Plant and Machinery	Straight line	5 years
Leasehold Properties	Straight line	As per below
Furniture and fixtures	Straight line	5 years
Motor vehicles	Straight line	5 years
Office equipment	Straight line	5 years
IT equipment	Straight line	3 – 5 years
Computer equipment	Straight line	2 – 8 years
Spa equipment, curtains, crockery, glassware, and linen	Straight line	5 years

Leases

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the rate inherent in the lease unless (as is typically the case) this is not readily determinable, in which case the group’s incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term.

Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

● amounts expected to be payable under any residual value guarantee;

● the exercise price of any purchase option granted in favour of the Group if it is reasonable certain to assess that option; and

● any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

● lease payments made at or before commencement of the lease;

● initial direct costs incurred; and

● the amount of any provision recognised where the group is contractually required to dismantle, remove or restore the leased asset.

Subsequent to initial measurement lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortised on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if, rarely, this is judged to be shorter than the lease term. When the group revises its estimate of the term of any lease (because, for example, it re-assesses the probability of a lessee extension or termination option being exercised), it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted using a revised discount rate. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised, except the discount rate remains unchanged. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term. If the carrying amount of the right-of-use asset is adjusted to zero, any further reduction is recognised in profit or loss.

When the group renegotiates the contractual terms of a lease with the lessor, the accounting depends on the nature of the modification:

● if the renegotiation results in one or more additional assets being leased for an amount commensurate with the standalone price for the additional rights-of-use obtained, the modification is accounted for as a separate lease in accordance with the above policy

● in all other cases where the renegotiation increases the scope of the lease (whether that is an extension to the lease term, or one or more additional assets being leased), the lease liability is remeasured using the discount rate applicable on the modification date, with the right-of-use asset being adjusted by the same amount

● if the renegotiation results in a decrease in the scope of the lease, both the carrying amount of the lease liability and right-of-use asset are reduced by the same proportion to reflect the partial of full termination of the lease with any difference recognised in profit or loss. The lease liability is then further adjusted to ensure its carrying amount reflects the amount of the renegotiated payments over the renegotiated term, with the modified lease payments discounted at the rate applicable on the modification date. The right-of-use asset is adjusted by the same amount.

Nature of leasing activities (in the capacity as lessee):-

During 2023 the group leased a number of properties in the jurisdictions from which it operates. In all jurisdictions it is customary for lease contracts to provide for payments to increase each year by inflation or a fixed percentage, and in some cases a reset periodically to market rental rates. Leasehold improvements are amortized over the period of the lease or useful lives of the asset, whichever is shorter.

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

Intangible assets

An intangible asset is recognized when it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity and the cost of the asset can be measured reliably. Intangible assets are initially recognized at cost, less any accumulated amortization and any impairment losses. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. Refer to Note 4 – Business Combination for additional details on the acquired intangible assets.

The useful life of intangible assets has been assessed as follows:

Category	Useful Life
Customer relationships	5 years
Customer list	5 years
Film Library	8.5 years
Trade names, trademarks, domain names, and licenses	Indefinite

Internally developed software costs on GU are recognized as an intangible asset when:

➢	it is technologically feasible to complete the asset so that it will be available for use or sale.

➢	there is an intention to complete and use or sell it.

➢	there is an ability to use or sell it.

➢	it will generate probable future economic benefits.

➢	there are available technical, financial, and other resources to complete the development and to use or sell the asset.

➢	the expenditure attributable to the asset during its development can be measured reliably.

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

Financial Instruments

Financial instruments held by the Company are classified in accordance with the provisions of IFRS 9 — Financial Instruments. Broadly, the classification possibilities, which are adopted by the Company, as applicable, are as follows:

Financial assets which are equity instruments:

➢	Mandatorily at fair value through profit or loss; or

➢	Designated as at fair value through other comprehensive income. (This designation is not available to equity instruments which are held for trading, or which are contingent consideration in a business combination).

Financial assets which are debt instruments:

➢	Amortized cost. (This category applies only when the contractual terms of the instrument give rise, on specified dates, to cash flows that are solely payments of principal and interest on principal, and where the instrument is held under a business model whose objective is met by holding the instrument to collect contractual cash flows); or

➢	Mandatorily at fair value through profit or loss. (This classification automatically applies to all debt instruments which do not qualify as at amortized cost or at fair value through other comprehensive income); or

➢	Designated at fair value through profit or loss. (This classification option can only be applied when it eliminates or significantly reduces an accounting mismatch).

Financial liabilities:

➢	Amortized cost;

➢	Mandatorily at fair value through profit or loss. (This applies to contingent consideration in a business combination or to liabilities which are held for trading); or

➢	Designated at fair value through profit or loss. (This classification option can be applied when it eliminates or significantly reduces an accounting mismatch;

➢	the liability forms part of a group of financial instruments managed on a fair value basis; or it forms part of a contract containing an embedded derivative and the entire contract is designated as at fair value through profit or loss).

Accounts receivables

Accounts receivables, including amounts due from related parties, are classified as financial assets subsequently measured at amortized cost. They have been classified in this manner because their contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding, and the Company’s business model is to collect the contractual cash flows on accounts receivables.

Accounts receivables are recognized when the Company becomes a party to the contractual provisions of the receivables. They are measured, at initial recognition, at fair value plus transaction costs, if any and are subsequently measured at amortized cost. The amortized cost is the amount recognized on the receivable initially, minus principal repayments, plus cumulative amortization (interest) using the effective interest method of any difference between the initial amount and the maturity amount, adjusted for any loss allowance.

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

Investments in equity instruments

Investments in equity instruments are presented in Note 12, Other investments and Investments in Joint Venture.

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

Investments in joint venture are accounted for using the equity method. Under the equity method, the investment in joint venture is carried in the statement of financial position at cost plus post-acquisition changes in the Company’s share of net assets of the joint venture. The profit or loss reflects the share of results of the operations of the joint venture. Distributions received from the joint venture reduce the carrying amount of the investment. Where there has been a change recognised in other comprehensive income by the joint venture, the Company recognises its share of such changes in other comprehensive income. Unrealised gains and losses resulting from transactions between the Company and the joint venture are eliminated to the extent of the interest in the joint venture.

Accounts payable

Accounts payable, excluding VAT and amounts received in advance, are classified as financial liabilities subsequently measured at amortized cost. They are recognized when the Company becomes a party to the contractual provisions, and are measured, at initial recognition, at fair value plus transaction costs, if any, and are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

If accounts payable contain a significant financing component, and the effective interest method results in the recognition of interest expense, then it is included in profit or loss. Trade and other payables expose the Company to liquidity risk and possibly to interest rate risk. Refer to Note 30, Financial Risk Management, for details of risk exposure and management thereof.

Loans payable and convertible debt

Loans payable are recognized when the Company becomes a party to the contractual provisions of the loan and are classified as financial liabilities subsequently measured at amortized cost.

The loans are measured, at initial recognition, at fair value plus transaction costs, if any, and are subsequently measured at amortized cost using the effective interest method. Interest expense, calculated on the effective interest method, is included in profit or loss. Borrowings expose the Company to liquidity risk. Refer to Note 32, Financial Risk Management, for details of risk exposure and management thereof.

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

Pursuant to IFRS 16, a lease liability and corresponding right-of-use asset are recognized at the lease commencement date for all lease agreements for which the Company is a lessee. Details of leasing arrangements where the Company is a lessee are presented in Note 11, Right-of-use Asset and Lease Liability.

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

Contributed capital and equity

Contributed capital represents the aggregate shareholder investment in the Group.

Non-controlling interest represents the portion of comprehensive income (loss) and net assets attributable to minority shareholders. Non-controlling interest is identified in the consolidated statements of operations and under equity in the Consolidated Balance Sheets.

When the proportion of the equity held by non-controlling interests changes, the Company adjusts the carrying amounts of the controlling and non-controlling interests to reflect the changes in their relative interest in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received are recognized directly in equity and attributed to the shareholders of the Company.

Revenue from contracts with customers

The Group recognizes revenue from the following major sources:

➢	Digital education platform

➢	In person education courses

➢	Sales of goods — retail

➢	Service revenue

Revenue is measured based on the consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. Revenue is recognized when the Group satisfies a performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the good or service. A performance obligation may be satisfied at a point in time or over time. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

A detailed analysis of performance obligations for each revenue source follows.

Digital education platform and multi-part documentaries

This revenue is derived from online workshops, training programs, assessments, courses, accreditations certifications, licenses, and documentaries provided by both the Group itself and by partners, as well as memberships. Revenue is derived, and performance obligations are fulfilled, over the course of delivery of the product or service, which may be at the time of sale or may be monthly for up to twelve months. The company is compensated by way of fees for the product or service as displayed at events or online.

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

Sales of goods — retail

This revenue is derived by the Company’s campus businesses and includes food and beverage, spa products, merchandise, and ancillary products. Revenue is derived, and performance obligations are fulfilled, at the point in time of providing the goods; in the case of food and beverage delivered as part of a pre-paid accommodation package, revenue is recognized daily over the time of guests’ duration of stay. The Company is compensated based on the advertised or agreed price of the goods as part of accommodation packages or on in-house menus in the case of food and beverage, and on in-house price lists or price tickets in the case of spa products, merchandise, and ancillary products. This stream of revenue is discontinued after the ERL spin off from October 2023.

Service revenue

This revenue is derived by the Company’s campus businesses and includes accommodation, spa, conferences and events, and memberships. Revenue is derived, and performance obligations are fulfilled, at the time of providing the services; in the case of accommodation as part of a pre-paid booking, revenue is recognized daily over the time of guests’ duration of stay, and for memberships revenue is recognized monthly over the course of delivery of the product or service which may be up to twelve months. The company is compensated based on the advertised or agreed price of the goods as displayed online by the company or booking agents in the case of accommodation, on in-house price lists in the case of spa, by tailored quote in the case of conferences and events, and as displayed in-house or online in the case of memberships. The revenue from campus business is discontinued after the ERL spin off from October 2023.

Contract liability

The timing of the Company’s revenue recognition may differ from the timing of payment by its customers. A contract asset (accounts receivable) is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records a contract liability until the performance obligations are satisfied.

Contract liability represents the Company’s contract liability for cash collections received from its customers in advance of performance under the contract. Contract liability is recognized as revenue upon completion of the performance obligation, which generally occurs within one year.

As of December 31, 2023, the Company had contract liability for remaining unsatisfied performance obligations of $ 2,750,137 (2022: $6,391,993), which is expected to be recognized within one year.

During the year ended December 31, 2023, the Company recognized revenue of $5,885,848 (2022: $2,349,941) that was included in the contract liability balance at the beginning of the year.

Borrowing costs

Coupon interest is recognized in the period in which it is incurred, while other borrow costs (debt discount) are amortized to interest expense over the expected term of the notes using the interest method.

Foreign currency transactions

The Company’s reporting currency is the U.S. dollar. The functional currencies of the Genius Group Limited and its subsidiaries are their local currencies (Singapore dollar, British pound, Indonesian rupiah and South African Rand, New Zealand Dollar) and the functional currency of ERL, UAV and RF is the U.S. dollar. The Company engages in foreign currency denominated transactions with customers and suppliers, as well as between subsidiaries with different functional currencies. Gains and losses resulting from transactions denominated in non-functional currencies are recognized in earnings.

At the end of the reporting year, assets and liabilities are translated into U.S. dollars using the exchange rate at the balance sheet date and revenue and expense accounts are translated at a weighted average exchange rate for the period or for the year then ended. Resulting translation adjustments are made directly to accumulated other comprehensive income.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the year, or in previous consolidated financial statements, are recognized in profit or loss in the year in which they arise.

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

Restatement of previously issued financial statements

The Group’s Consolidated Balance Sheets as of December 31, 2022 and 2021, and Consolidated Statements of Operations and Comprehensive Loss, Consolidated Statements of Changes in Stockholders’ Equity and Consolidated Statements of Cash Flows for the years then ended, have been restated for errors made as follows.

Foreign currency translation reserve

Commencing in the year ended December 31, 2023, the Group updated its methodology for calculating the effect of foreign currency movements. The Group evaluated the materiality of the differences between the newly adopted and the previous methodologies and determined that restatement is required.

The impact of the restatement on the Consolidated Balance Sheets as of December 31, 2022 and 2021, and the Consolidated Statements of Operations and Comprehensive Loss, Consolidated Statements of Changes in Stockholders’ Equity and Consolidated Statements of Cash Flows for the years then ended, is presented below.

As of and for the year ended December 31, 2022:

Consolidated Balance Sheets

	As of December 31, 2022
	Audited	Restatements	Restated
Reserves	$(32,933,714)	$(841,387)	$(33,775,101)
Accumulated deficit	(68,539,210)	841,387	(67,697,823)

Consolidated Statements of Operations and Comprehensive (Loss) / Income

	For the year ended December 31, 2022
	Audited	Restatements	Restated
(Loss) gains from foreign currency transactions	$135,625	$(754,892)	$(619,267)
Total operating expenses	(50,222,196)	(754,892)	(50,977,088)
Loss from Operations	(41,582,907)	(754,892)	(42,337,799)
Loss Before Income tax	(56,315,143)	(754,892)	(57,070,035)
Net Loss	(55,251,547)	(754,892)	(56,006,439)
Other comprehensive income:
Foreign currency translation	(1,045,076)	754,892	(290,184)
Total comprehensive loss	(56,296,623)	-	(56,296,623)

Consolidated Statements of Changes in Stockholders’ Equity

	As of December 31, 2022
	Audited	Restatements	Restated
Net loss	$(55,251,547)	$(754,892)	$(56,006,439)
Foreign currency translation adjustment	(1,045,076)	754,892	(290,184)
Foreign currency	$983,653	$(841,387)	$142,266
Accumulated deficit	(68,539,210)	841,387	(67,697,823)

Consolidated Statements of Cash Flows

	For the year ended December 31, 2022
	Audited	Restatements	Restated
Net loss	$(55,251,547)	$(754,892)	$(56,006,439)
(Gain) loss on foreign exchange transactions	(135,625)	754,892	619,267

For the year ended December 31, 2021

Consolidated Statements of Changes in Stockholders’ Equity

	As of December 31, 2021
	Audited	Restatements	Restated
Foreign currency	$2,028,729	$(1,596,279)	$432,450
Accumulated deficit	(13,493,684)	1,596,279	(11,897,405)

Other Investments and Investments in Joint Venture

The Group reclassified an investment from Investments at fair value to Other Investments.

The Group reclassified an investment from Investments at fair value to Investments in joint venture.

The impact of the restatements on the Consolidated Balance sheets as of December 31, 2022 is presented below.

	As of December 31, 2022
	Audited	Restatements	Restated
Other investments (previously termed as Investments at fair value)	$29,071	$(373)	$28,698
Investments in joint venture	-	373	373

Accrued expenses and other liabilities

The Group reclassified an amount for student account balance from Contract Liability to Accrued expenses and other liabilities.

The impact of the restatement on the Consolidated Balance sheets as of December 31, 2022 is presented below.

	As of December 31, 2022
	Audited	Restatements	Restated
Accrued expenses and other current liabilities	$3,809,540	$571,543	$4,381,083
Contract liability (previously termed as Deferred revenue)	6,391,993	(571,543)	5,820,450

NOTE 3 — RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Standards	Effective for periods beginning on or after

Amendments to IAS 1 Disclosure of Accounting Policies	January 1, 2023
Amendments to IFRS 17 Insurance Contracts	January 1, 2023
Amendments to IAS 8 Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12 Income Taxes	January 1, 2023

The Company’s adoption of the standards above had no material impact on the consolidated financial statements in the year of initial application.

Recent Accounting Standards Not Yet Adopted	Effective for periods beginning on or after

IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information	January 1, 2024
IFRS S2 Climate-related Disclosures	January 1, 2024
Amendments to IFRS 16 Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 1 Non-current Liabilities with Covenants	January 1, 2024
Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements	January 1, 2024
Amendments to IAS 21 Lack of Exchangeability	January 1, 2025

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

Genius Group Ltd.’s Acquisition of Education Angels

On April 30, 2022, Genius Group Limited acquired 100% of the voting equity interest of Education Angels for $1,918,700 of purchase consideration, made up of 333,687 of Genius Group Ltd ordinary shares. Education Angels operates in New Zealand and provides early education learning services in New Zealand. The Company utilized an independent third-party to determine the fair value of the acquired intangible assets, fair value of earn outs, and the fair value of options.

Below is a summary of the preliminary allocation of the purchase consideration to the fair value of the assets and liabilities associated with Education Angels at acquisition.

Amount
Purchase Price
Value of shares	$1,918,700
Less: acquired cash	(26,940)
Purchase price, net of acquired cash	1,891,760
Prepaid expenses and other current assets	(113,413)
Property and equipment	(69,637)
Intangible assets	(1,640,000)
Accounts payable, accrued expenses and other liabilities	804,842
Deferred tax liability	549,718
Goodwill	$1,423,270

The acquired intangible assets are as follows

Amount
Trade names, trademarks, domain names and licenses	$1,640,000

Genius Group Limited’s Acquisition of Property Investors Network

On April 30, 2022, Genius Group Limited acquired 100% of the voting equity interest of Property Investors Network, and its wholly owned subsidiaries, for $29,655,000 of purchase consideration, made up of 2,959,518 of Genius Group Limited ordinary shares for $17,017,000, $1,837,000 in cash, $701,000 in top up consideration payable if the 2x revenue or 10x EBITDA in 2022, 2023 or 2024 exceeds the purchase price or the previous year’s consideration; the difference between the value will be paid in additional consideration by 90% in shares and 10% in cash and $10,100,000 in call options. The Company has issued a call option to the seller of Property Investors Network which allows the seller to exercise the call option to repurchase the company from the buyer, if the value of Company’s shares held by the seller is below GBP 10.2 million. The validity of such option is one year from the first anniversary of the acquisition close date. The Company utilized an independent third-party to determine the fair value of the acquired intangible assets, fair value of earn outs, and the fair value of options. Property Investors Network is a United Kingdom based entity which delivers events and education programs to the property investors.

Below is a summary of the preliminary allocation of the purchase consideration to the fair value of the assets and liabilities associated with Property Investors network at acquisition.

Amount
Purchase price
Value of shares	$17,017,000
Cash	1,837,000
Top-up share options	701,000
Call / Put option	10,100,000
Total purchase price	29,655,000
Less: acquired cash	(347,952)
Purchase price, net of acquired cash	29,307,048
Accounts receivable	(461,249)
Prepaid expenses and other current assets	(6,111,957)
Property and equipment	(24,994)
Intangible assets	(4,980,000)
Accounts payable, accrued expenses and other liabilities	2,833,718
Deferred tax liability	1,171,555
Goodwill	$21,734,121

The acquired intangible assets are as follows

Amount
Trade names, trademarks, domain names and licenses	$4,900,000
Customer relationship	80,000
Total	$4,980,000

Genius Group Limited’s Acquisition of E-Square

On May 31, 2022, Genius Group Limited acquired 100% of the voting equity interest of E-Square, and its wholly owned subsidiaries, for $3,845,000 of purchase consideration, made up of 328,236 of Genius Group Ltd ordinary shares for $2,692,000, $403,000 in cash, loans payable of $299,000, and $451,000 in put option. The company has also issued a put option to the seller of E-Squared Enterprises Ltd which allows the seller to exercise the put option and repurchase the company from the buyer, if the Company’s shares trade below $5.81 ($34.87 pre-split) at any given point of time from the date of commencement to two years. The Company has agreed to pay top up consideration for the year 2022 and 2023 for the positive difference between 2x annual revenue or 10x EBITDA for the financial year minus the hurdle amount which is the revenue or EBITDA for the previous year. The value of top up consideration is zero as of the acquisition date. Company utilized an independent third-party to determine the fair value of the acquired intangible assets, fair value of earn outs, and the fair value of options. E-Square operates as a primary school, secondary school, and vocational college provider in South Africa.

Below is a summary of the preliminary allocation of the purchase consideration to the fair value of the assets and liabilities associated with E-Square at acquisition.

Amount
Purchase price
Value of shares	$2,692,000
Cash	403,000
Deferred payment	299,000
Call / Put option	451,000
Total purchase price	3,845,000
Less: acquired cash	(262,518)
Purchase price, net of acquired cash	3,582,482
Accounts receivable	(178,081)
Prepaid expenses and other current assets	(31,242)
Property and equipment	(272,348)
Intangible assets	(100,000)
Accounts payable, accrued expenses and other liabilities	722,275
Deferred tax liability	37,838
Goodwill	$3,760,924

The acquired intangible assets are as follows

Amount
Trade names, trademarks, domain names and licenses	$100,000
Total	$100,000

Genius Group Limited’s Acquisition of University of Antelope Valley

On July 7, 2022, Genius Group Limited acquired 100% of the voting equity interest of University of Antelope Valley for $14,487,000 of purchase consideration, made up of 1,000,000 of Genius Group Limited ordinary shares for $6,470,000, $7,000,000 of cash and $1,017,000 in top up consideration. The top up consideration requires that within seven days after Genius Group files its tax return for the years 2022, 2023 and 2024, the Company and the seller will review the total revenue for the respective years. If the amount of University of Antelope Valley total revenue in 2022, 2023 and 2024 is an increase over $9,000,000 or the subsequent year’s total revenue, then the Company shall pay to the seller additional cash consideration in an amount equal to: (a) The 2022, 2023 or 2024 total revenue less the higher of either $9,000,000 or the previous year’s total revenue, (b) multiplied by two, (collectively over the three year period). The consideration is payable in cash. The Company utilized an independent third-party to determine the fair value of the acquired intangible assets, fair value of earn outs, and the fair value of options. University of Antelope Valley delivers its certification and degree programs to the students who physically enroll at their location in Lancaster, California.

Below is a summary of the preliminary allocation of the purchase consideration to the fair value of the assets and liabilities associated with University of Antelope Valley at acquisition.

Amount
Purchase price
Value of shares	$6,470,000
Cash	7,000,000
Top-up share options	1,017,000
Total purchase price	14,487,000
Less: acquired cash	(1,620,734)
Purchase price, net of acquired cash	12,866,266
Accounts receivable	(3,082,589)
Prepaid expenses and other current assets	(492,404)
Property and equipment	(1,051,934)
Accounts payable, accrued expenses and other liabilities	1,935,533
Goodwill	$10,174,872

Genius Group Limited’s Acquisition of Revealed Films

On October 4, 2022, Genius Group Limited acquired 100% of the voting equity interest of Revealed Films for $11,256,080 of purchase consideration, made up of 1,353,966 of Genius Group Limited ordinary shares for $2.96 million, $1 million in cash, $2 million of loans payable discounted as $1.9 million, $6.7 million in top up consideration payable upon achieving the pre-agreed milestones and ($1.3) million for the Claw Back clause giving rights to the buyer to return the company to the seller. The loans payable of $2 million was paid to the sellers during Q1 2023. The Company has agreed to pay top up consideration of 1.5X the difference between the revenue in 2023, 2024 and 2025 if the revenue growth is higher than $7 million and a profit of at least 7%. The revenue growth is calculated as revenue during the year minus $7 million or previous year’s revenue if the target was met. The acquisition of Revealed Films occurred in the 4th quarter of the year and the valuation was finalized by an independent third-party in the year 2023. Revealed Films is a film production company based in Utah. For the year 2022, the reporting was basis the preliminary allocation of the purchase consideration by the management.

Below is a summary of the purchase consideration to the fair value of the assets and liabilities associated with Revealed Films at acquisition.

	As of December 31, 2022	Change	As of December 31, 2023
Purchase price
Value of shares	$7,000,000	(4,043,920)	2,956,080
Cash	1,000,000	-	1,000,000
Deferred payment	2,000,000	(100,000)	1,900,000
Top-up share options	10,380,397	(3,680,397)	6,700,000
Claw back clause	-	(1,300,000)	(1,300,000)
Total purchase price	20,380,397	(9,124,317)	11,256,080
Less: acquired cash	(145,532)	(468)	(146,000)
Purchase price, net of acquired cash	20,234,865	(9,124,785)	11,110,080
Accounts receivable	(152,920)	(80)	(153,000)
Prepaid expenses and other current assets	(745,521)	521	(745,000)
Goodwill	(1,008,694)	1,008,694	-
Intangible assets	(8,884,000)	(876,000)	(9,760,000)
Accounts payable, accrued expenses and other liabilities	1,660,727	(958,727)	702,000
Deferred tax liability	2,202,088	(2,202,088)	-

Goodwill	$13,306,545	(12,152,465)	1,154,080

The acquired intangible assets are as follows

	As of December 31, 2022	Change	As of December 31, 2023
Trademarks	$-	700,000	$700,000
Film Library	-	4,600,000	4,600,000
Customer List	-	4,200,000	4,200,000
Customer Relationship	8,884,000	(8,624,000)	260,000

Total	$8,884,000	(876,000)	$9,760,000

NOTE 5 — ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2023	2022

Accounts receivable, (gross)	$8,411,835	$8,577,930
Less: Provision for doubtful debts	$(6,542,904)	$(3,721,293)
Accounts receivable, net	$1,868,931	$4,856,637

The changes in the provision for doubtful accounts are as follows:

	For the Years Ended December 31,
	2023	2022

Balance at the beginning of the year	$3,721,293	$122,680
Acquisition	-	2,089,127
Additions	2,821,611	1,509,486
Balance at the end of the year	$6,542,904	$3,721,293

NOTE 6 — OTHER RECEIVABLES

	As of December 31,
	2023	2022

Other receivables (Short term)
GST receivable	$15,386	$64,254
Due from utility companies	35,079	$45,570
Other	-	10,480
Other receivables (short term)	$50,465	$120,304

Other receivables (Long term)
PJ Finn	$755,718	$718,198
Richard Evans	15,276	14,518
Other Receivables (long term)	$770,994	$732,716
	$821,459	$853,020

NOTE 7 — DUE FROM RELATED PARTIES

Due from related parties as of December 31, 2023 and 2022 represents amounts receivable from related entities of the Company. The receivables are unsecured, bear no interest, non-trade in nature and are due on demand. The due from related parties (Long term) are recoverable within average life of three years.

	As of December 31,
	2023	2022

Due from related parties (Short term)
Accounts Receivable – Shareholders	$-	$60,280
Due from MSJ Foundation	26,276	102,356
Due from Entrepreneur Resorts Limited and Subsidiaries	4,782,251	-
Others	158,206	188,721
Total due from related parties (short term)	$4,966,733	$351,357

Due from related parties (Long term)
BMV Finance	$2,076,221	$1,973,144
Simon Zutshi	1,395,228	1,268,094
BG3 Ltd.	740,506	703,743
Zutshi LLP	399,979	380,121
Vision1 Investments	294,464	279,845
Crowd Property	273,713	260,124
Throckley	219,916	208,998
Others	103,694	98,187
Property Mastermind International	124,577	116,008
Total due from related parties (long term)	$5,628,298	$5,288,264
	$10,595,031	$5,639,621

Subsequent to December 31, 2023, the amount due from Entrepreneur Resorts Limited was converted into 1,739,000 shares of common stock at a price per share of US $2.75. As a result, it has been concluded that no impairment is required.

NOTE 8 — INVENTORIES

As of December 31, 2023, and 2022 inventories consist of:

	As of December 31,
	2023	2022
Movie production	$686,892	$648,337
Books and periodicals	68,392	258,497
Food and beverage	-	48,677
Merchandise	-	45,350
Consumables	-	1,116
	$755,284	$1,001,977

NOTE 9 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2023, and 2022, prepaid expenses and other current assets consist of:

	As of December 31,
	2023	2022
Prepaid expenses	$631,221	$798,140
Deposits	10,268	165,868
Other current assets	25,184	126,779
Total	$666,673	$1,090,787

NOTE 10 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2023, and 2022:

	Cost	Accumulated Depreciation	Impairment	ERL Spin off	Carrying amount as of December 31 2023	Cost	Accumulated Depreciation	Impairment	Carrying amount as of December 31 2022
Land	$1,488,213	$—	$(1,486,718)	$(1,495)	$-	$1,486,718	$-	$(1,486,718)	$-
Buildings	4,541,374	(1,289,314)	(3,252,060)	—	-	4,541,374	(1,289,314)	(3,252,060)	-
Leasehold property	5,136,738	-(2,999,931)	(2,134,654)	—	2,153	5,136,738	(2,999,931)	(2,134,654)	2,153
Plant and machinery	149,422	(92,197)	(55,690)	(1,535)	-	147,887	(92,197)	(55,690)	-
Furniture and fixtures	662,706	(390,985)	(108,736)	(15,661)	147,324	647,046	(385,473)	(108,736)	152,837
Motor vehicles	400,756	(334,662)	(12,808)	(20,025)	33,261	384,643	(319,993)	(12,808)	51,842
Office equipment	100,106	(44,350)	(7,975)	(367)	47,414	99,739	(29,726)	(7,975)	62,038
IT equipment	143,141	(113,795)	(3,589)	(18,039)	7,718	142,100	(113,795)	(3,589)	24,716
Computer equipment	62,689	(45,343)	—	8,810	26,156	53,661	(14,780)	-	38,881
Programs and textbooks	16,594	(4,761)	—	—	11,833	16,594	-	-	16,594
Spa equipment, curtains, crockery, glassware, and linen	541,425	(253,873)	(45,274)	(61,386)	180,892	487,980	(228,636)	(45,274)	214,070
	$13,243,164	$(5,569,211)	$(7,107,504)	$(109,698)	$456,751	$13,144,480	$(5,473,845)	$(7,107,504)	$563,131

Reconciliation of property and equipment — 2023

	Carrying amount as of January 1, 2023	Additions	Disposals	Translation	Depreciation	ERL Spin off	Carrying amount as of December 31, 2023
Land	$—	$1,495	$—	$—	$—	$(1,495)	$—
Buildings	—	—	—	—	—		—
Leasehold property	2,153	—	—	—	—		2,153
Plant and machinery	—	1,535	—	—	—	(1,535)	—
Furniture and fixtures	152,837	19,692	(4,032)	—	(5,512)	(15,661)	147,324
Motor vehicles	51,842	25,102	(5,076)	(3,912)	(14,670)	(20,025)	33,261
Office equipment	62,038	367	—	—	(14,624)	(367)	47,414
IT equipment	24,716	1,041	—	—	—	(18,039)	7,718
Computer equipment	38,881	20,438	(11,410)	—	(30,563)	8,810	26,156
Programs and textbooks	16,594	—	—	—	(4,761)		11,833
Spa equipment, curtains, crockery,	214,070	61,385	—	(7,940)	(25,237)	(61,386)	180,892
glassware and linen
	$563,131	$131,055	$(20,518)	$(11,852)	$(95,367)	$(109,698)	$456,751

Reconciliation of property and equipment — 2022

	Carrying amount as of January 1, 2022	Additions (Acquisitions)	Additions	Disposals	Translation	Depreciation	Impairment	Carrying amount as of December 31, 2022
Land	$1,486,718	$—	$—	$—	$—	$—	$(1,486,718)	$—
Buildings	3,412,156	147,296	—	—	(7,164)	(300,228)	(3,252,060)	—
Leasehold property	1,490,813	798,702	76,873	—	(460)	(229,121)	(2,134,654)	2,153
Plant and machinery	49,642	—	11,195	—	—	(5,147)	(55,690)	—
Furniture and fixtures	207,488	16,083	92,849	—	150	(54,997)	(108,736)	152,837
Motor vehicles	38,516	66,244	—	(1,163)	(541)	(38,406)	(12,808)	51,842
Office equipment	6,759	50,955	22,496	—	—	(10,197)	(7,975)	62,038
IT equipment	25,516	24,721	—	—	3,588	(25,520)	(3,589)	24,716
Computer equipment	—	47,071	3,907	—	(1,772)	(10,325)	—	38,881
Programs and textbooks	—	16,594	—	—	—	—	—	16,594
Spa equipment, curtains, crockery, glassware and linen	58,508	253,219	15,360	—	(36,033)	(31,710)	(45,274)	214,070
	$6,776,116	$1,420,885	$222,680	$(1,163)	$(42,232)	$(705,651)	$(7,107,504)	$563,131

NOTE 11 — RIGHT OF USE ASSET AND LEASE LIABILITY

Net carrying amounts of right-of-use assets

The carrying amounts of right-of-use assets are as follows:

	As of December 31,
	2023	2022
Right-of-use asset – Buildings	$-	$2,541,123
Right-of-use asset – Buildings (related party)	11,149,101	11,149,101
Right-of-use asset – Leasehold	-	992,410
Right-of-use asset – Office space	-	58,412
Foreign currency translation	-	(119,182)
Accumulated depreciation of right-of-use assets	-	(1,723,114)
Accumulated depreciation of right-of-use assets (related party)	(997,456)	(325,040)
Lease modifications	(10,151,645)	-
	$-	$12,573,710

During the year ended December 31, 2023, the Group recorded depreciation of right-of-use assets of $1,004,913 (2022 — $814,220) out of which $332,497 (2022: $489,180) is related to ERL entity which has been spun off.

The amortization amount and interest expense of the lease for the year 2023 was $775,728 (2022: $466,094) and $787,341 (2022: $491,336) respectively.

During July 2022, the Group signed two lease agreements for University of Antelope Valley’s buildings with the former owners, a related party, both with 12-year terms. A right-of-use asset and a lease liability of $11,149,101 was booked to the Consolidated Balance Sheets for the leases. Management has conducted an assessment and concluded that it is appropriate to proceed with a full write-off of the asset and associated liability in question. This decision is based on the alignment of the liability with the full impairment of the relevant ROU asset. The closure order of the school, coupled with subsequent events, has prompted management to reassess the validity, enforceability and value of the agreement entered with the previous owners. The Company has recorded a gain of $308,763 due to lease modification during the year 2023. UAV is currently going through the process of close out audit to be submitted to the governing bodies. Refer to Note 36 for additional details.

Lease liabilities

The maturity analysis of lease liabilities is as follows:

	As of December 31,
	2023	2022
Within one year	$-	$1,664,966
Two to five years	-	6,280,716
Thereafter	-	17,871,937
	-	25,817,619
Less: Imputed interest	-	(12,832,744)
	$-	$12,984,875

Lease liabilities – Current	$-	$1,590,538
Lease liabilities - Non-Current	-	11,394,337
	$-	$12,984,875

The weighted average discount rate utilized to calculate the present value of the lease liabilities was 4.97% (2022: 7.71%). The average remaining life of the leases is nil (2022: 22 years)

NOTE 12 — INVESTMENTS

Other Investments

As of December 31, 2023, and 2022, other investments value consist of:

	As of December 31,
	2023	2022
		As restated
Investments in YouGo World	$28,698	$28,698
	$28,698	$28,698

On September 11, 2017, the Company entered into an agreement to purchase a 2.5% interest in YouGo World ltd., a start-up company focusing on mixed reality platforms, content, and services.

Investments in Joint Venture

As of December 31, 2023, and 2022, investments in joint venture consists of:

	As of December 31,
	2023	2022
		As restated
Investments in Health 360 Pte Ltd	$379	$373
	$379	$373

The Company has restated the Investments in Health 360 Pte Ltd of $379 ($373) as Investments in Joint Venture from the earlier classification of Investments at Fair Value. The Investment represents 50% shareholding for the Group.

NOTE 13 — GOODWILL

Changes in goodwill are as follows during the years ended December 31, 2023 and 2022:

Balance as of December 31, 2021	$1,320,100
Less - Foreign currency translation	(113,150)
Additions: Goodwill on new acquisition	50,399,733
Less: Impairment loss	(20,053,893)
Goodwill on tax adjustment	136,097
Balance as of December 31, 2022	31,688,887
Less: Goodwill reduction as per PPA	(4,919,920)
Less: Impairment	(15,371,643)
Add: Foreign currency translation	27,824
Balance as of December 31, 2023	$11,425,148

Goodwill is allocated to the Company’s cash-generating units. The recoverable amounts of these cash- generating units have been determined based on value in use calculations. Other assumptions included in value in use calculations are closely linked to entity-specific key performance indicators.

Impairment

At the end of each year, the Company assesses whether there were events or changes in circumstances that would indicate that a cash-generating unit or group of cash-generating units were impaired. The Company considers external and internal factors, including overall financial performance and relevant entity-specific factors, as part of this assessment.

Goodwill was initially recognised in business combinations between 2017 and 2022, and is monitored at CGU level. The Company noted indicators of impairment as at December 31, 2023 and 2022, including market capitalization and operating conditions, and, as a result, carried out an assessment of the impairment of its goodwill and other assets. In testing for impairment, goodwill and other assets acquired in a business combination were allocated to the cash-generating units to which they related. As a result of impairment testing performed in December 31, 2023 and 2022, the Company determined an impairment loss of $15.4 million (2022 - $28.2 million), representing the difference between the recoverable amount and the carrying value of the CGU.

The impairment loss during the years ended December 31, 2023 and 2022 has been allocated as follows:

Goodwill - $15.4 million (2022 - $20.1 million);

Intangible assets - $0 (2022- $1.1 million); and

Property and equipment - $Nil (2022- $7.2 million);

The significant assumptions applied in the determination of the value in use amount as of December 31 2023 are as explained as follows.

Cash flows: Estimated cash flows were projected based on estimated operating results from internal sources as well as industry and market trends. Estimated cash flows are primarily driven by sales volumes, selling prices and operating costs. The forecasts are extended to a total of five years (and a terminal year thereafter) and were approved by the management. In 2023, a tax rate of 20% was used in the cash flow projection model;

Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;

After-tax discount rate: The after-tax discount rate is reflective of the Group’s Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium, and cost of debt based on corporate bond yields.

The key assumptions used are as follows.

Budgeted revenue growth rate - between 6% and 20%, depending on the CGU, and varying across the forecast years

Terminal value growth - 5x

Discount rate - 10%

NOTE 14 — INTANGIBLE ASSETS

The Group’s intangible assets consist of costs incurred in connection with the development of the Group’s digital education software platform, the acquisition of customer relationships and trademarks.

	Cost	Adjustment	Accumulated depreciation	Impairment	Carrying amount as of December 31 2023	Cost	Accumulated Depreciation	Impairment	Carrying amount as of December 31 2022
GeniusU software platform	$3,993,719	$—	$(2,510,139)	$(1,084,613)	$398,967	$3,555,491	$(1,938,698)	$(1,084,613)	$532,180
Trade names, trademarks and domain names	6,932,945	700,000	—	—	7,632,945	6,932,945	—	—	6,932,945
Film Library	—	4,600,000	(676,470)	—	3,923,530	—	—	—	—
Customer list	—	4,200,000	(1,050,000)	—	3,150,000	—	—	—	—
Customer Relationship	8,964,000	(8,624,000)	(194,691)	—	145,309	8,964,000	(321,832)	—	8,642,168
	$19,890,664	$876,000	$(4,431,300)	$(1,084,613)	$15,250,751	$19,452,436	$(2,260,530)	$(1,084,613)	$16,107,293

A reconciliation of intangible assets for the years ended December 31, 2023 and 2022 are as follows:

	Carrying amount as of December 31, 2022	Software Development Additions	Adjustments	Amortization Expense	Carrying amount as of December 31, 2023
GeniusU software platform	$2,470,878	$438,228	—	$—	$2,909,106
Trade names, trademarks and domain names	6,932,945	—	700,000	—	7,632,945
Film Library			4,600,000	(676,470)	3,923,530
Customer List	—	—	4,200,000	(1,050,000)	3,150,000
Customer Relationship	8,642,168	—	(8,624,000)	127,141	145,309
Accumulated amortization	(1,938,698)	—	-	(571,441)	(2,510,139)
Net carrying value	$16,107,293	$438,228	876,000	$(2,170,770)	$15,250,751

	Carrying amount as of December 31, 2021	Software Development Additions	Acquisition of Intangibles	Amortization Expense	Impairment	Foreign Currency Translation	Carrying amount as of December 31, 2022
GeniusU software platform	$2,811,496	$743,995	$—	$—	$(1,084,613)	$—	$2,470,878
Trade names, trademarks and domain names	13,234	—	6,919,356	—	—	355	6,932,945
Customer Relationship	—	—	8,964,000	(321,832)	—	—	8,642,168

Accumulated amortization	(1,429,761)	—	—	(508,937)	—	—	(1,938,698)
Net carrying value	$1,394,969	$743,995	$15,883,356	$(830,769)	$(1,084,613)	$355	$16,107,293

During the years ended December 31, 2023 and 2022, the Company recorded amortization of intangible assets in the amount of $2,170,770 and $830,769 respectively. During the year ended December 31, 2023, the Company impaired nil (2022: $1.1 million) of developed software at GeniusU.

Annual estimated total amortization expense is $1.97 million, $1.89 million, $1.76 million for 2024 through 2026 and $4.37 million thereafter.

NOTE 15 — DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and (liabilities) as of December 31, 2023 and 2022 and the related activity for the years ended December 31, 2023 and 2022 are as follows:

	Carrying amount as of December 31, 2022	Recognized in equity	Recognized in Provision for Income Taxes	Carrying amount as of December 31, 2023
Non-current assets:
Intangible Assets	$(3,901,425)	$-	$597,954	$(3,303,471)
Property and equipment	(87,695)	795,115	(111,509)	595,911
Other	(2,240)	—	9,173	6,933
	(3,991,360)	795,115	495,618	(2,700,627)

Current assets:
Prepaid expenses	—	—	333,551	333,551
Other (Section 24C allowance)	134,390	—	851,977	986,367
	134,390	—	1,185,528	1,319,918

Current liabilities:
Income in Advance	365,377	(33,663)	76,492	408,206
Tax Losses	100,464	(761,452)	(646,832)	(1,307,820)
Net deferred tax assets and (liabilities)	$(3,391,129)	$-	$1,110,806	$(2,280,323)

	Carrying amount as of December 31, 2021	Recognized in Business Combination	Recognized in Provision for Income Taxes	Carrying amount as of December 31, 2022
Non-current assets:
Intangible Assets	$-	$(4,425,990)	$524,565	$(3,901,425)
Property and equipment	(883,075)	(341,825)	1,137,205	(87,695)
Other	-	—	(2,240)	(2,240)
	(883,075)	(4,767,815)	1,659,530	(3,991,360)

Current assets:
Prepaid expenses	(17,195)	—	17,195	—
Other (Section 24C allowance)	50,019	799,647	(715,276)	134,390
	32,824	799,647	(698,081)	134,390

Current liabilities:
Income in Advance	127,129	—	238,248	365,377
Tax Losses	—	15,995	84,469	100,464
Net deferred tax assets and (liabilities)	$(723,122)	$(3,952,173)	$1,284,166	$(3,391,129)

Unused tax losses for which no deferred tax assets have been recognized as of December 31, 2023 and 2022 are as follows:

	As of December 31,
	2023	2022

Unused tax losses for which no deferred tax assets has been recognized	$(43,402,517)	$(29,195,914)
Potential tax benefit of such unused tax losses at applicable statutory tax rates	$(7,722,631)	$(6,338,526)

Management has evaluated and concluded that there were no material uncertain tax positions requiring recognition in the Group’s consolidated financial statements as of December 31, 2023 and 2022.

No tax audits were commenced or were in process during the years ended December 31, 2023 and 2022 and no tax related interest or penalties were incurred during those years.

The following jurisdictions and tax years are open to audit:

Jurisdiction	Open Tax Years
Indonesia	2019 - 2023
New Zealand	2020 - 2023
Singapore	2020 - 2023
South Africa	2020 - 2023
United Kingdom	2022
United States	2021 - 2023

NOTE 16 — OTHER NON-CURRENT ASSETS

As of December 31, 2023 and 2022, other non-current assets were $18,889 and $26,108, respectively.

NOTE 17 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

As of December 31, 2023 and 2022, accrued expenses and other current liabilities consist of:

	As of December 31,
	2023	2022
		As restated
Accrued expenses	$723,633	$1,539,791
Student refunds payable	690,154	571,543
Sundry payables	629,004	1,007,222
North West Parks Board	-	955,591
VAT	288,432	184,977
Other taxation payable	87,982	121,959
	$2,419,205	$4,381,083

The North West Parks Board accrual represents the amounts owed related to the Company’s Tau Game Lodge. The amount owed is related to turnover fees, concession fees and interest payable. The balance is nil for December 31, 2023 as a result of spin off.

Student refunds payable amounting to $571,543 is restatement in 2022. The amount has been reclassified from deferred revenue to accrued expenses and other current liabilities.

NOTE 18 — CONTRACT LIABILITIES

As of December 31, 2023 and 2022, contract liability consists of:

	As of December 31,
	2023	2022
		As restated
Educational revenue paid in advance	$2,580,097	$5,594,979
Other prepaid income	-	12,254
Advance bookings for lodges	170,040	213,217
	$2,750,137	$5,820,450

A reconciliation of contract liability for the years ended December 31, 2023 and 2022 are as follows:

	As of December 31,
	2023	2022
		As restated
Contract liabilities, beginning balance	$5,820,450	$2,561,912
Addition	2,243,992	5,608,479
Revenue earned	(5,314,305)	(2,349,941)
Contract liabilities, ending balance	$2,750,137	$5,820,450

Other prepaid income amounting to $571,543 is restatement in 2022. The amount has been reclassified from deferred revenue to accrued expenses and other current liabilities.

NOTE 19 — LOANS PAYABLE

As of December 31, 2023 and 2022, loans payable consisted of:

	As of December 31,
	2023	2022
Loans payable – current portion	$2,467,656	$334,391
Loans payable – non-current portion	254,455	428,025
	$2,722,111	$762,416

In September of 2019, the Company obtained lines of credit in the aggregate amount of S$400,000 (approximately $296,912 at the 2019 exchange rate) for working capital and business expansions requirements in Wealth Dynamics Pte Ltd, which the Company drew down on in full. Loans in the amount of S$100,000 (approximately $74,228 at the 2019 exchange rate) shall be repaid over 36 monthly installments including both principal and the respective accrued interest. Interest on such principal shall bear at a rate of 8% per annum plus a margin of 0.88%, subject to adjustment. The Company has the option to prepay the loan before its maturity date, subject to a fee of 6.88% if paid within twelve months from the drawdown date. Loans in the amount of S$300,000 (approximately $222,684 at the 2019 exchange rate) shall be repaid over 60 monthly installments including both principal and the respective accrued interest. Interest on such principal shall bear at a rate of 6.25% per annum, subject to adjustment. The loans are secured by personal guarantees of the Director. During the year ended December 31, 2023, the Company repaid an aggregate of S$70,017, approximately $52,108 at the 2023 exchange rate (2022 — S$98,589 approximately $72,492 at the 2022 exchange rate) of principal plus the respective accrued interest.

Education Angels has obtained line of credit for working capital requirement in 2020, 2021 and 2022. The loans are secured by the guarantees of the Director and do not have covenant clauses. The outstanding principal as of December 31, 2023 and December 31, 2022 are as follows:

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding as of December 31, 2023	Outstanding as of December 31, 2022
IRD Loan	2020	$20,063	60 Months	3.25%	$10,247	$16,900
Juke NWN765	2021	$19,679	36 Months	1.30%	$5,500	$12,255
Qashqai NWN767	2021	$22,258	36 Months	1.20%	$6,990	$13,886
Qashqai NWN766	2022	$22,258	36 Months	1.20%	$7,396	$14,475

Mastermind Principles and Property Investors Network has obtained line of credit for the working capital requirement in 2020 and 2022. The loans are secured by the guarantees of the Director and do not have covenant clauses. The outstanding principal amount as of December 31, 2023 and December 31, 2022 are as follows –

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding as of December 31, 2023	Outstanding as of December 31, 2022
Lloyds CBIL (MPL)	2020	$239,540	60 Months	2.80%	$126,067	$167,678
Funding Circle Loan (MPL)	2022	$380,804	48 Months	9.30%	$235,504	$305,787
The Funding Circle (PIN)	2022	$116,054	48 Months	9.30%	$69,271	$93,193
Lloyds Bounceback Loan	2022	$51,378	72 Months	2.50%	$30,764	$41,335
Other loans	2021	$14,269	-	-	$14,269	$10,508

On July 26, 2023, Genius Group Ltd. executed and delivered a bridge note with an accredited investor in the face amount of $3.2 million, which has a $200,000 original issue discount. Pursuant to the bridge note, $2,000,000 delivered to a bank account identified by the Company. The balance of $1,000,000 was cancelled based on the mutual agreement between both the parties. The maturity date of the bridge note is the earlier of November 24, 2023 and the date of entry into definitive documentation or funding of a Subsequent Financing. The details of the bridge loan and outstanding balance as of December 31, 2023 are as follows –

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding as of December 31, 2023	Outstanding as of December 31, 2022
Bridge Loan (Alto Opportunity)	2023	$2,200,000	4 Months	0%	$2,177,329	$-

Annual estimated total principal repayments are $2,469,713 in 2024, $237,016 in 2025, $7,691 in 2026 and $7,691 in 2027.

NOTE 20 — LOANS PAYABLE — RELATED PARTIES

Loans from related parties as of December 31, 2023 and 2022 consist of the following:

	As of December 31,
	2023	2022
Other loans payable to related parties, current	4,907,181	2,932,090
Other loans payable to related parties, non-current	1,820	1,729
Total loans payable to related parties	$4,909,001	$2,933,819

The loan payable to related party for the acquisition of Revealed Films is non-interest bearing and unsecured with $2,000,000 payable on or before March 31, 2023. The loan is payable to the previous shareholder of Revealed Films. This loan was paid in full during March 2023.

The loan payable to related party for the acquisition of E-Squared Education Enterprises Pty Ltd is non-interest bearing and unsecured with ZAR 3,600,000 (Approximately $299,231) payable on or before Nov 30, 2022. Company has agreed to repay the same in Q1 2023 and the loan was repaid in March, 2023.

The loan payable to the pre-acquisition owners of Revealed Films of $870,000 is non-interest bearing and unsecured and is due to the operational funding by the owner of $435,000 by Jeff Hays and $435,000 by Patrick Gentempo in accordance with the acquisition agreement to continue the operations of Revealed Films and to assist with financing the company. The outstanding balance of loan was $835,000 in 2023 ($500,000 in 2022). The nature of the loan is cash advances and are expected to be repaid in 2024.

Education Angels was funded by an entity owned by the CEO and Director, Angela Stead during the year 2023 for $63,184 for short term working capital requirements. The loan is non-interest bearing and unsecured.

The Group pays fees to Entrepreneurs Institute Australia Pty Ltd (“EIA”), an Australian company controlled and ultimately owned by Roger Hamilton and Sandra Morrell, directors of the Group. The company is going through the process of liquidation since June 2023. The total in 2023 was $117,790 (2022: $325,243). The sole purpose of the entity is to engage local team and physical resources to provide day to day support to the Group with its own business requirements as well as catering to external clients. EIA on-charges its costs and does not record a material profit or loss, therefore the related party shareholders do not receive any financial benefit from this arrangement. Unpaid fees are recorded as a related party loan payable and is not-interest bearing.

The Group pays fees to GeniusU Web Services India Pvt Ltd (“GU India”), an Indian company controlled and ultimately owned by Suraj Naik, an employee of the Group, and a family member of Suraj Naik. The total in 2023 was $288,937 (2022: $209,322). The sole purpose of the entity is to engage local team and physical resources to provide day to day support to the Group with its own business requirements as well as catering to external clients. GU India on-charges its costs and does not record a material profit or loss, therefore the related party shareholders do not receive any financial benefit from this arrangement. Unpaid fees are recorded as a related party loan payable and is not-interest bearing.

During the year 2023, the Chief Executive Officer (“CEO”) entered into a loan agreement to provide it with up to $4 million as an interest free loan, to be converted into equity in the Company as ordinary shares and upon the same terms at the next qualified financing round. Roger Hamilton has loaned the Company $2.1 million under this agreement. The outstanding of $1 million has been converted into the securities offered under the offering made in January 2024 with the same terms as other external investors. The balance of $1.1 million will be repaid in cash at a date no sooner than July 1, 2024.

The Company has payable outstanding of $491,950 as of December 31, 2023 to the related entity, Entrepreneur Resorts Limited which was spun off in September 2023.

NOTE 21 — CONVERTIBLE DEBT OBLIGATIONS

As of December 31, 2023 and 2022, the Group’s convertible obligations consisted of the following:

	As of December 31,
	2023	2022
Convertible debt obligations, beginning balance	$7,975,851	$1,274,010
Addition	-	9,599,390
Converted to equity	(5,971,029)	(459,370)
Converted to short term debt	-	(539,245)
Repayment	(2,004,822)	(509,311)
Deferred debt discount and Cost of Fund Raise	-	(1,389,623)
Convertible debt obligations, ending balance	$-	$7,975,851
Convertible debt obligations, current portion	$-	$5,752,328
Convertible debt obligations, non-current portion	$-	$2,223,523

During the year ended December 31, 2020, Genius Group Limited issued 36-month convertible loans in the principal amount of $1,819,145 which bear interest at rates between 10% to 12% per annum, payable quarterly, annually or at maturity depending upon the convertible note (the “2019 Convertible Notes”). The convertible notes are convertible at the end of the term at the market price. Additionally, in connection with the convertible note issuances, the Company incurred $36,383 of debt issuance costs which are being accounted for as interest expenses. The notes are converted based on the offer by the Company at the market price and upon acceptance by the note holder.

During the year ended 2022, Genius Group Limited entered into a Securities Purchase Agreement to issue convertible loan in the principal amount of $18,130,000 in face amount of a senior secured convertible note purchased for $17,000,000 by the selling shareholder or its affiliates or assigns in a transaction that closed on August 26, 2022, which is convertible into our ordinary shares at an initial fixed price of $5.17, subject to adjustment for stock dividends, stock splits, anti-dilution and other customary adjustment events. The ordinary shares issuable upon conversion of the convertible note are being registered and will be sold pursuant to the agreement by the selling shareholder. In addition, subject to the satisfaction of equity conditions, we may, at our election, make monthly principal amortization payments in our ordinary shares. If we elect to make amortization payments in ordinary shares, such ordinary shares will be valued at the lowest of (x) the fixed conversion price, (y) 90% of the volume weighted average price of our ordinary shares on the trading day preceding the amortization payment date and (z) 90% of the average of the three lowest volume weighted average prices for our ordinary shares during the 20 trading days preceding the amortization payment date.

During the year ended December 31, 2023, the Company and holder of 2020 Convertible Notes in the agreement amount of $416,830 was repaid. The unpaid amount as of December 31, 2023 was $122,415 (2022: $539,245) under the 2020 Convertible Notes plan and is classified as Short term debt.

During the year ended December 31, 2023, the Company and holder of 2022 Convertible Note converted aggregate amount of $16,324,424 including the accrued interest of $1,701,964 into the equity of Genius Group based on the share price calculated as per the agreement. The Company issued 45,239,635 Genius Group Shares to fulfill the conversion request. The conversion was recorded as reduction in the liability and an increase to equity. The interest was charged to the profit and loss statement under interest expenses. The company also repaid the principal amount of $2,004,822 and $509,311. The unpaid amount as of December 31, 2023 was $0 (2022: $7,975,851) and is classified as convertible debt obligations.

NOTE 22 — CONTINGENT LIABILITIES

Contingent liabilities as of December 31, 2023 and December 31, 2022 consist of the following:

	As of December 31, 2023	As of December 31, 2022
Options	$1,690,000	24,041,198
Contingent consideration	2,024,000	12,447,396
	$3,714,000	36,488,594

To account for the Options and Top Up Consideration for the acquisitions the Company used the following income approach valuation methods:

Top Up Consideration and Call Option: The fair values of each was determined utilizing monte carlo simulations to simulate the potential payoffs. A monte carlo simulation is a problem solving technique used to approximate the probability of certain outcomes by running multiple trial runs, called simulations, using random variables.

Put Option: The fair value of the put option was determined using a closed-form option pricing model commonly referred to as the Black-Scholes option pricing model.

The Company utilized an independent third-party to determine the fair value of the fair value of the contingent earn outs and the fair value of options. A reconciliation of contingent liabilities for the year ended December 31, 2023 and December 31, 2022 is as follows:

Options as on December 31, 2023

	Opening	Adjustments	Closing Value
PIN	$22,350,000	$(22,350,000)	$-
ESQ	1,691,198	(1,198)	1,690,000
	$24,041,198	$(22,351,198)	$1,690,000

Options as on December 31, 2022

	Acquisition Value	Adjustments	Closing Value
PIN	$10,100,000	$12,250,000	$22,350,000
ESQ	451,000	1,240,198	1,691,198
	$10,551,000	$13,490,198	$24,041,198

The Company has recorded the derivative liability for issuance of options as follows:

The Company has issued a call option to the seller of Property Investors Network which allows the seller to exercise the call option to repurchase the Company from the buyer, if the value of Company’s shares held by the seller is below GBP 10.2 million. To repurchase the Company the Genius Group shares held by the seller, Simon Zushi, must be transferred back to the Company, the seller must pay back £3 million to Genius Group, less any cash taken out of Property Investors Network by Genius Group during the period commencing on the acquisition closing date and ending on the call completion date. The validity of such option is one year from the first anniversary of the acquisition close date. The change in the fair value of the call option is recorded as a gain or loss to Revaluation adjustment of contingent liabilities on the Statement of Operations and Comprehensive Loss during the year 2022. During the year 2023, the seller of Property Investors Network agreed to cancel the right to exercise the call option and the Company has recorded change in the fair value of the call option as gain or loss of Revaluation adjustment of contingent consideration on the consolidated statement of operations and comprehensive (loss)/income during the year 2023. The fair value of call option was nil in 2023 and $22,350,000 in 2022.

The company has also issued a put option to the seller of E-Squared Enterprises Ltd which allows the seller to exercise the put option in return for the cash consideration, if the Company’s shares trade below $5.81 ($34.87 pre-split) at the agreed value of $1,907,598 at any given point of time from the date of commencement to two years. The change in the fair value of the put option is recorded as a gain or loss to revaluation adjustment of contingent liabilities on the Consolidated Statement of Operations and Comprehensive (Loss)/income during the years 2023 and 2022. The fair value of put option was $1,690,000 in 2023 and $1,691,198 in 2022.

Contingent Consideration as of December 31, 2023

	Opening	Adjustments	Closing Value
RF	$10,380,396	$(8,356,396)	$2,024,000
UAV	1,208,000	(1,208,000)	-
PIN	859,000	(859,000)	-
	$12,447,396	$(10,423,396)	$2,024,000

Contingent Consideration as of December 31, 2022

	Acquisition Value	Adjustments	Closing Value
RF	$10,380,396	$-	$10,380,396
UAV	1,017,000	191,000	1,208,000
PIN	701,000	158,000	859,000
	$12,098,396	$349,000	$12,447,396

The Company has recorded contingent consideration related to the acquisition companies. The Company has agreed to pay the additional consideration to the seller of each company listed on the table above upon achieving the pre-agreed milestones. The change in the fair value of contingent consideration is recorded as gain or loss to revaluation adjustment of contingent liabilities on the consolidated statement of operations and comprehensive (loss)/income during the years 2023 and 2022. The details of each contingent considerations are as follows:

Revealed Films – The Company has agreed to pay top up consideration of 1.5X the difference between the revenue in 2023, 2024 and 2025 if the revenue growth is higher than $7 million and a profit of at least 7%. The revenue growth is calculated as revenue during the year minus $7 million or previous year’s revenue if the target was met. The Company has signed the amendment in January 2024 to the original share purchase agreement to revise the calculation of contingent consideration to be calculated as 1.5X the difference in 2023, 2024 and 2025 revenue if the revenue growth is higher than $2 million. The fair value calculation for the 2023 financials are calculated based on the revised and amended terms of agreement. The consideration will be paid by issuing Company shares in the assigned ratio for each of the sellers.

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

NOTE 23 — EQUITY

Contributed Capital

Equity Issued

During the years ended December 31, 2023 and 2022, the Company issued ordinary shares for net cash proceeds of nil and $15,473,334, respectively.

During the year ended December 31, 2022, the Company issued the Company ordinary shares with a gross value of $22,581,816 (net $15,202,858) from the IPO proceeds. The Company also raised cash proceed of $270,476 from the share issuance during the IPO. GeniusU Limited issued ordinary shares with a value of $2,655,739 (2021 - $3,308,617) in exchange of cash and conversion from a loan to equity.

During the year ended December 31, 2022, Genius Group Limited entered into a Securities Purchase Agreement to issue convertible loan in the principal amount of $18,130,000 in face amount of a senior secured convertible note purchased for $17,000,000. In relation to the offering, the Company has classified the equity portion of the debt note valued at $0 in 2023 ($6,893,064 in 2022) net of debt discount and cost of fund raise.

During the year ended December 31, 2022, the Company issued Genius Group Limited ordinary shares with a value of $35,098,001 in exchange for the 5 acquisitions that the company closed. Genius Group Ltd shares were valued using the market approach based on the price per share paid by third parties for Genius Group Ltd shares as of the acquisition date and share delivery date.

See below for discussions regarding additional equity issuances.

Shares Issued Related to Debt Conversions

During the year December 31, 2023, convertible debt obligations consisting of $18,026,388 (2022-$936,543) of principal and accrued interest were converted into Genius Group shares pursuant to conversion offers extended by Genius Group Ltd. See Note 20 — Convertible Debt Obligations for additional information.

Stock-Based Compensation

During the year ended December 31, 2023 and 2022, the Company granted 873,429 and 560,188 Genius Group share options. The fair value of the options granted in 2023 was $674,704 and 2022 was $2,189,351, with the fair value expensed over the vesting period. During the year ended December 31, 2022, the Company issued 1,511,664 Restricted Stock Units (RSUs) to new hires and are cancelled during 2023 because of termination of the contract. The RSUs fair value of $143,016 is being expensed during 2023 ($350,033 in 2022).

The Company values stock options using the Black-Scholes option pricing model and used the following assumptions during the reporting periods:

	Year ended December 31,
	2023	2022
Risk-free interest rate	4.25%	4.41%
Contractual term (years)	1-4	1-3
Expected volatility	207.20%	177.30%
Expected dividends	0.00%	0.00%

A summary of the option activity during the year ended December 31, 2022 was as follows:

	No of Options	Weighted Average Share Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
Outstanding as of January 1, 2022	539,760	$4.74	1	$0
Granted	560,188	4.22	3	0
Exercised	(73.428)	5.81	-	0

Outstanding as of December 31, 2022	1,026,520	$4.40	2	$0

A summary of the option activity during the year ended December 31, 2023 was as follows:

	No of Options	Weighted Average Share Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
Outstanding as of January 1, 2023	1,026,520	$4.40	2	$4,517,330
Granted	873,429	0.77	4	674,704
Exercised	-	-	-	0
Expired	(375,000)			(1,320,933)

Outstanding as of December 31, 2023	1,524,949	$2.54	2	$3,871,101

	Options Outstanding			Options Exercisable
Year	Exercise Price	Outstanding Number of Options	Underlying Common Stock	Weighted Average Remaining Life in Years	Exercisable Number of Warrants

2019 Share Option	$3.56	257,478	GNS	1	$257,478
2020 Share Option	5.81	74,640	GNS	1	74,640
2021 Share Options	5.81	134,214	GNS	3	134,214
2022 Employee Grants (Options)	5.62	185,188	GNS	3	-
2023 Employee Grants (Options)	0.77	873,429	GNS	4	0
	$2.54	1,524,949		2.4	$466,332

The Company recorded stock-based compensation in the amount of $532,466, $1,308,784 and $293,837 during the years ended December 31, 2023 2022 and 2021 respectively, in connection with the amortization of the grant date value of the stock options. The amount of $863,224 to be recognized as stock-based compensation expense over the period 2024, 2025 and 2026.

NOTE 24 — REVENUES

The breakdown of revenues for the years ended December 31, 2023, 2022 and 2021 are shown below. The revenue is disaggregated into the categories the Company believes depict how and the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Years Ended December 31,
	2023	2022	2021
Campus Revenue
– Sale of goods	$2,558,933	$2,527,590	$3,102,210
– Rendering of services	1,892,451	2,110,531	-
Campus sub-total	4,451,384	4,638,121	3,102,210
Education Revenue
– Digital	8,373,848	8,011,319	5,192,594
– In-Person	10,237,522	5,544,176	-
Education sub-total	18,611,370	13,555,495	5,192,594
Total Revenue	$23,062,754	$18,193,616	$8,294,804

Digital education platform and multi-part documentaries is derived from online workshops, training programs, assessments, courses, accreditations certifications, licenses, and documentaries provided by both the Company itself and by partners, as well as memberships. Revenue is derived, and performance obligations are fulfilled, over the course of delivery of the product or service, which may be at the time of sale or may be monthly for up to twelve months.

In person education courses is derived from classes, workshops, training programs and conferences that are delivered in person at the Company’s campuses or third-party venues. Revenue is derived, and performance obligations are fulfilled, at the time of delivering the event or over the course of delivery of the product or services. The company is compensated by way of course fees as displayed at events or online.

Sales of goods — retail is derived by the Company’s campus businesses and includes food and beverage, spa products, merchandise, and ancillary products. Revenue is derived, and performance obligations are fulfilled, at the point in time of providing the goods; in the case of food and beverage delivered as part of a pre-paid accommodation package, revenue is recognized daily over the time of guests’ duration of stay. This stream of revenue is discontinued after the ERL spin off from October 2023.

Service revenue is derived by the Company’s campus businesses and includes accommodation, spa, conferences and events, and memberships. Revenue is derived, and performance obligations are fulfilled, at the time of providing the services; in the case of accommodation as part of a pre-paid booking, revenue is recognized daily over the time of guests’ duration of stay, and for memberships revenue is recognized monthly over the course of delivery of the product or service which may be up to twelve months. The revenue from campus business is discontinued after the ERL spin off from October 2023.

NOTE 25 — OTHER OPERATING INCOME

For the years ended December 31, 2023 and 2022, other operating income consists of:

	Years Ended December 31,
	2023	2022	2021
Other income	$34,794	$144,396	-
Subsidy from government	-	-	490,300
	$34,794	$144,396	490,300

NOTE 26 — GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the years ended December 31, 2023 and 2022 include the following:

	Years Ended December 31,
	2023	2022	2021
Salaries, wages, bonuses, and other benefits	$10,637,715	$8,909,585	$4,197,397
Professional and consulting fees	6,334,152	2,284,436	660,117
Marketing	2,844,825	1,917,377	73,277
Insurance	1,337,151	713,481
Other	1,422,394	846,112	1,151,991
Provision for doubtful debts	2,821,611	1,509,486	(39,108)
Stock-based compensation	532,466	1,308,784	293,837
Utilities	914,546	952,056	142,019
Travel	980,317	851,139	13,356
Development charges	879,438	847,068	456,180
Rent expense	401,307	351,730	250,994
Repairs and maintenance	399,605	304,938	11,144
Athletic program expenses	398,896	277,602	-
	$29,904,423	$21,073,794	$7,211,204

NOTE 27 — INTEREST EXPENSE, NET

For the years ended December 31, 2023 and 2022, the Company earned interest income and incurred interest expense as follows:

	Year Ended December 31,
	2023	2022	2021
Interest (Expense) income
Bank and other cash	$45,104	$26,380	(74,081)
Total interest income	45,104	26,380	(74,081)

Interest expense/finance costs
Lease liabilities	(787,340)	(491,336)	(131,291)
Other interest paid – loans	(2,952,277)	(847,520)	(103,357)
Amortization of debt discount	-	-	(140,837)
Total interest expense/ finance costs	(3,739,617)	(1,338,856)	(375,485)
	$(3,694,513)	$(1,312,476)	(449,566)

NOTE 28 — OTHER INCOME

	Years Ended December 31,
	2023	2022	2021
SARS compromise	$-	$196,501	-
Gain in bought back of shares	-	100,000	-
Sale of Christ Revealed	50,000	-	-
Property CEO Commission	42,917	-	-
Work space plans	37,210	-	-
Other income	77,015	121,936	-

	$207,142	$418,437	-

NOTE 29 — INCOME TAX EXPENSE

The Group is subject to income taxes in the countries of Indonesia, Singapore, New Zealand, United States, United Kingdom and South Africa.

The provision for income taxes consists of the following provisions (benefits):

	Years ended December 31,
	2023	2022	2021
Current tax:
Current tax on profits for the year	$32,115	$220,570	-
	32,115	220,570	-
Deferred income tax:
(Increase) decrease in deferred tax assets	-	29,240	(29,230)
Decrease in deferred tax liabilities	(1,110,801)	(1,313,406)	(99,622)
	(1,110,801)	(1,284,166)	(128,852)
Benefit from income taxes	$(1,078,686)	$(1,063,596)	(128,852)

The provision for income taxes by country consists of the following provisions (benefits):

	INDONESIA	NEW ZEALAND	SINGAPORE	SOUTH AFRICA	UK	USA	CONSOLIDATED

Current Expense
State						200	200
Foreign	$-	$(6,050)	$-	$(2,802)	$40,767	$-	$31,915
Total Current Tax Expense	-	(6,050)	-	(2,802)	40,767	200	32,115

Deferred Expense
Federal	-	-	-	-	-	(706,102)	(706,102)
State	-	-	-	-	-	(131,487)	(131,487)
Foreign	-	(83,410)	-	11,044	(200,846)	-	(273,212)
Total Deferred Tax Expense	-	(83,410)	-	11,044	(200,847)	(837,589)	(1,110,801)

(Benefit from) Provision for Income Taxes	$-	$(89,460)	$-	$8,242	$(160,079)	$(837,389)	$(1,078,686)

The reconciliation of income taxes at the statutory rate of Singapore to the effective tax rates for the years ended December 31, 2023 and 2022 is as follows:

	Year ended December 31,
	2023	2022	2021
Loss from continuing operations before provision for income taxes	$(6,208,871)	$(56,315,143)	(4,681,050)
Tax at the Singapore rate of 17%	(1,055,508)	(9,573,574)	(785,069)
Reconciling items:
Permanent differences	(2,380,272)	5,867,054	31,272
Current period net operating losses not recognised as a deferred tax asset	1,600,731	3,019,483	743,997
Rate differential – non-Singapore entities	(183,113)	(736,092)	(55,045)
Other deferred tax activity	939,476	359,533)	(64,007)
Benefit from income taxes	$(1,078,686)	$(1,063,596)	(128,852)

NOTE 30 — EARNINGS PER SHARE

	Years ended December 31,
	2023	2022	2021
		As restated (1)
Loss per share, basic and diluted	$(0.10)	$(2.47)	$(0.28)
The calculation of basic and diluted loss per share has been based on the following loss attributable to ordinary shareholders and the weighted average number of ordinary shares
Net Loss	$(5,711,222)	$(56,006,439)	(4,489,198)
Non-Controlling Interest	(54,079)	(206,021)	(173,959)
Loss Attributed to Ordinary Shareholders	$(5,657,143)	$(55,800,418)	(4,315,239)

Weighted Average Number of Ordinary Shares
Issued at the beginning of the year	27,705,227	16,155,812	16,155,812
Issued in current Year	46,168,557	11,549,415	-
Issued at the end of the year	73,873,784	27,705,227	16,155,812
Weighted Average	55,501,971	22,634,366	16,155,812

Diluted (loss) per share:
There are no dilutive instruments and therefore diluted earnings per share is the same as basic earnings per share

Instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive:

Share Options and RSUs	1,524,949	1,511,664	7,138,140

1)	Restatement as per Note 2

NOTE 31 — FAIR VALUE INFORMATION

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

Level 3: Unobservable inputs for the asset or liability.

As of December 31, 2023 and 2022, the Company’s financial assets and liabilities by level within the fair value hierarchy are as follows:

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Cash and Restricted Cash	$1,325,779	$—	$—	$1,325,779

FINANCIAL LIABILITIES
Contingent liabilities	—	—	3,714,000	3,714,000

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Cash and Restricted Cash	$16,829,385	$—	$—	$16,829,385

FINANCIAL LIABILITIES
Contingent liabilities	—	—	36,488,594	36,488,594

NOTE 32 — FINANCIAL RISK MANAGEMENT

The Company’s activities expose it to certain financial risks mainly related to:

➢	market risk (currency risk, interest rate risk and price risk);

➢	credit risk, and

➢	liquidity risk.

The board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The board has established the risk committee, which is responsible for developing and monitoring the Company’s risk management policies. The committee reports quarterly to the board of directors on its activities.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

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

Credit risk

Credit risk is the risk that a customer or counterparty fail to fulfill its contractual obligations resulting in financial loss to the Company. The Company’s main income generating activity is lending to customers and therefore credit risk is a principal risk. Credit risk mainly arises from loans to customers. The Company considers all elements of credit risk exposure such as counterparty default risk for risk management purposes.

Credit risk management

The Company’s credit committee is responsible for managing the Company’s credit risk by:

●	Ensuring that the Company has appropriate credit risk practices, including an effective system of internal control, to consistently determine adequate allowances in accordance with the Company’s stated policies and procedures, IFRS and relevant supervisory guidance.

●	Identifying, assessing and measuring credit risk across the Company, from an individual loan to a portfolio level.

●	Creating credit policies to protect the Company against the identified risks including the requirements to obtain collateral from borrowers, to perform robust ongoing credit assessment of borrowers and to continually monitor exposures against internal risk limits.

●	Establishing a robust control framework regarding the authorization structure for the approval and renewal of credit facilities.

●	Developing and maintaining the Company’s processes for measuring expected credit loss including monitoring of credit risk, incorporation of forward-looking information and the method used to measure expected credit loss.

●	Ensuring that the Company has policies and procedures in place to appropriately maintain and validate methods used to assess and measure expected credit loss.

●	Establishing a sound credit risk accounting assessment and measurement process that provides it with a strong basis for common systems, tools and data to assess credit risk and to account for expected credit loss. Providing advice, guidance and specialist skills to business units to promote best practice throughout the Company in the management of credit risk.

Maximum exposure to credit risk - financial instruments subject to impairment

The following table contains an analysis of the credit risk exposure of financial instruments for which an expected credit loss allowance is recognized. The gross carrying amount of financial assets below also represents the Company’s maximum exposure to credit risk on these assets.

●	Stage 1: Expected credit losses are recognized at the time of initial recognition of a financial instrument and represent the lifetime cash shortfalls arising from possible default events for the life of loan from the balance sheet date. Expected credit losses continue to be determined on this basis until there is either a significant increase in the credit risk of an instrument or the instrument becomes credit-impaired.

●	Stage 2: If a financial asset experiences a significant increase in credit risk since initial recognition, an expected credit loss provision is recognized for default events that may occur over the lifetime of the asset. Significant increase in credit risk is assessed by comparing the risk of default of an exposure at the reporting date to the risk of default at origination (after taking into account the passage of time). Significant does not mean statistically significant nor is it assessed in the context of changes in expected credit loss. Whether a change in the risk of default is significant or not is assessed using a number of quantitative and qualitative factors, the weight of which depends on the type of product and counterparty. Financial assets that are 30 or more days past due and not credit-impaired will always be considered to have experienced a significant increase in credit risk.

●	Stage 3: Financial assets that are credit-impaired (or in default) represent those that are past due more than the historical average collection period for past due loans, but not to exceed the original contractual loan terms. Financial assets are also considered to be credit-impaired where the obligors are unlikely to pay on the occurrence of one or more observable events that have a detrimental impact on the estimated future cash flows of the financial asset. It may not be possible to identify a single discrete event but instead the combined effect of several events may cause financial assets to become credit-impaired.

●	Loss provisions against credit-impaired financial assets are determined based on an assessment of the recoverable cash flows under a range of scenarios, including the realization of any collateral held where appropriate. The loss provisions held represent the difference between the present value of the cash flows expected to be recovered, discounted at the instrument’s original effective interest rate, and the gross carrying value of the instrument prior to any credit impairment.

	2023
	ECL staging
	Stage 1	Stage 2	Stage 3
	Lifetime ECL	Lifetime ECL	Lifetime ECL	Total
	USD	USD	USD	USD
Accounts receivable	-	-	8,411,825	8,411,825
Other receivable	-	-	50,465	50,465
Gross receivable	-	-	8,462,290	8,462,290
Credit impairment losses	-	-	(6,542,904)	(6,542,904)
Carrying amount	-	-	1,919,396	1,919,396

	2022
	ECL staging
	Stage 1	Stage 2	Stage 3
	Lifetime ECL	Lifetime ECL	Lifetime ECL	Total
	USD	USD	USD	USD
Accounts receivable	-	-	8,577,930	8,577,930
Other receivable	-	-	120,304	120,304
Gross receivable	-	-	8,698,234	8,698,234
Credit impairment losses	-	-	(3,721,293)	(3,721,293)
Carrying amount	-	-	4,976,941	4,976,941

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

Prudent liquidity risk management implies maintaining sufficient cash and term deposits, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities based on the agreed repayment terms or the earliest date on which the Group can be required to pay. The table has been drawn up based on the undiscounted cash flows of financial liabilities and include both interest and principal cash flows.

2023

	Carrying amount	Total contractual undiscounted cash flow	0-365 days	Over 1 year
Accounts payable	$4,406,850	$4,406,850	$4,406,850	$-
Due to related parties	2,148,148	2,148,148	2,148,148	-
Loans payable	2,722,111	2,722,111	2,467,656	254,455
Short term debt	122,415	122,415	122,415	-

Total	$9,399,524	$9,399,524	$9,145,069	$254,455

2022

	Carrying amount	Total contractual undiscounted cash flow	0-365 days	Over 1 year
Accounts payable	$1,672,306	$1,672,306	$1,672,306	$-
Due to related parties	2,299,231	2,299,231	2,299,231	-
Operating lease liabilities	12,984,875	12,984,875	1,590,538	11,394,337
Loans payable	762,416	762,416	334,391	428,025
Convertible debt obligations	7,975,851	7,975,851	5,752,328	2,223,523
Short term debt	539,245	539,245	539,245	-

Total	$26,233,924	$26,233,924	$12,188,039	$14,045,885

NOTE 33 — RELATED PARTIES

Relationships	Name of related party

Board members and key management	Roger James Hamilton
Sandra Lee Morrell Michelle Clarke
Suraj Naik
Richard Berman Salim Ismail Eric Pulier
Simon Zutshi Adrian Reese Jeremy Harris
Lilian Niemann Angela Stead
Jeff Hays Patrick Gentempo
Related entity	GeniusU Web Services Pvt Ltd Entrepreneur Resorts Limited
Entrepreneur Institute Australia Pty Ltd
Health 360 Pte Ltd
The Genius Movement Pte Ltd
World Game Pte Ltd
Health Dynamics
Wealth Dynamics America
BG2 Ltd
BG3 Ltd
BG4 Ltd
BMV Finance
Crowd Property
Hatfield House
Property Mastermind International
Zutshi LLP
Vision 1 Investments
Throckley
MSJ Foundation
Magic Spark

See Note 20 — Loans Payable, Related Parties for information on related party balances.

NOTE 34 — KEY MANAGEMENT COMPENSATION

The following tables set forth information regarding compensation awarded to or earned by our Executive Officers and Board of Directors during the years ended December 31, 2023, 2022 and 2021:

	2023			2022			2021
	Salary	Stock Based	Total	Salary	Stock Based	Total	Salary	Stock Based	Total
Key management compensation	$1,595,864	$392,074	$1,987,938	$1,184,506	$553,987	$1,738,493	975,110	43,640	1,018,750

NOTE 35 — SEGMENT REPORTING

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

The Company’s business consists of two reportable business segments:

➢	Education — entrepreneur education, management consultancy and business development tools.

➢	Campus — resorts, retreats, and co-working cafes for entrepreneurs.

The detailed segment information of the Company is as follows:

	For the Years ended December 31
	2023			2022			2021
	As Restated (1)
	Education	Campus	Total	Education	Campus	Total	Education	Campus	Total
Revenues	$18,611,370	$4,451,384	$23,062,754	$13,555,495	$4,638,121	$18,193,616	5,192,594	3,102,210	8,294,804
Depreciation and amortization(1)(2)	$2,938,552	$332,498	$3,271,051	$1,245,215	$1,105,425	$2,350,640	426,740	1,148,173	1,574,913
Loss from operations	$(36,217,860)	$150,525	$(36,067,335)	$(32,591,762)	$(9,746,037)	$(42,337,799)	(2,153,975)	(2,014,509)	(4,168,484)
Net Profit/(Loss)	$(5,899,772)	$188,550	$(5,711,222)	$(46,113,518)	$(9,892,921)	$(56,006,439)	(2,252,795)	(2,365,255)	(4,618,050)
Interest Expense, net	$3,578,911	$115,602	$3,694,513	$(943,916)	$(368,560)	$(1,312,476)	(98,819)	(350,747)	(449,566)
Capital Expenditures	$—	$—	$—	$—	$—	$—	-	-	-
Property and equipment, net	$456,751	$—	$456,751	$563,131	$—	$563,131	15,442	6,760,674	6,776,116
Total Assets	$43,213,773	$—	$43,213,773	$88,120,390	$3,139,237	$91,259,627	5,122,967	12,472,440	17,595,407
Total Liabilities	$23,498,780	$—	$23,498,780	$71,656,141	$5,648,650	$77,304,791	3,589,315	6,020,096	9,609,411

(1)	Consists of $575,309 (2022-$577,998) of Education segment depreciation and amortization which is included in cost of revenue and $2,363,243 (2022-$667,217) which is included in operating expenses in the accompanying statements of operations

(2)	Consists of $0 (2022-$590,228) of Campus segment depreciation and amortization which is included in cost of revenue and $332,498 (2022-$515,197) which is included in operating expenses in the accompanying statements of operations

A summary of non-current assets (other than financial instruments) by geographic location appears below:

	For the Years Ended December 31,
	2023			2022
	Education	Campus	Total	Education	Campus	Total
Europe / Middle East / Africa	$20,318,361	—	$20,318,361	$12,792,087	$3,473,507	$16,265,594
Asia / Pacific	3,971,427	—	3,971,427	24,799,301	4,112,755	28,912,056
North America / South America	9,290,120	—	9,290,120	21,831,530	—	21,831,530
	$33,579,908	$—	$33,579,908	$59,422,918	$7,586,262	$67,009,180

A summary of revenue by geographic location appears below:

	For the Years Ended December 31,
	2023			2022
	Education	Campus	Total	Education	Campus	Total
Europe / Middle East / Africa	$4,134,861	$2,524,821	$6,659,682	$3,857,193	$2,403,570	$6,260,763
Asia / Pacific	3,374,298	1,926,563	5,300,861	2,073,866	2,234,551	4,308,417
North America / South America	11,102,211	-	11,102,211	7,624,436	-	7,624,436
	$18,611,370	$4,451,384	$23,062,754	$13,555,495	$4,638,121	$18,193,616

NOTE 36 — EVENTS AFTER THE REPORTING PERIOD

Public Offering

Subsequent to December 31, 2023 and prior to the issuance of these financial statements, the Company closed the Public Offering of $8.25 million by offering 23,571,429 of the Company’s ordinary shares, Series 2024-A warrants (“Series 2024-A Warrants”) to purchase up to 23,571,429 of the Company’s ordinary shares and Series 2024-C warrants (“Series 2024-C Warrants”) to purchase up to 23,571,429 of the Company’s ordinary shares, at a combined offering price of $0.35 per ordinary share and associated warrants. The Company further issued 7,220,256 ordinary shares for the exercise of Series-A (817,138 ordinary shares) and Series-C (6,403,118 ordinary shares) after receiving the exercise price of $2.5 million in cash.

Registration Statement on Form S-8

Subsequent to December 31, 2023 and prior to the issuance of these financial statements, the Company registered an additional pool of 10,000,000 shares of the common stock of the Company under the Company Share Option Scheme 2023 and the Company Employee Share Scheme 2024. Subsequent to December 31, 2023 and prior to the issuance of these financial statements, the Company.

Closure of University of Antelope Valley

Subsequent to December 31, 2023 and prior to the issuance of these financial statements, the Company announced the closure of the university and legal action against the sellers of UAV, Marco and Sandra Johnson.

On 29 February 2024, California’s Bureau for Private Postsecondary Education announced the decision to cease all instruction at UAV, stop enrolling students, and collect tuition and fees by 8 March 2024. The decision comes after WASC Senior College and University Commission (“WSCUC”), the association accrediting public and private educational institutions, found “serious noncompliance” with its standards.

Following the decision to close UAV, GNS management has since contacted independent auditors who specialize in postsecondary education and have appointed them to conduct a close-out audit. The close-out audit was initiated mainly to identify any fraud in addition to conducting the close-out audit required by DOE and for GNS’s civil suit.

Acquisition of LZG International Inc Assets

Subsequent to December 31, 2023 and prior to the issuance of these financial statements, the Company completed the acquisition of FB Primesource Acquisition LLC assets in all share transaction. The Company issued 73,873,784 Ordinary shares of the Genius Group Limited to the seller. The transaction included the purchase of selected FatBrain AI assets and liabilities by Genius Group in an all-share transaction, through the purchase of the equity of a FatBrain subsidiary which is held by Genius as a wholly owned subsidiary.

Binding Acquisition Agreement with Open ExO Inc

Subsequent to December 31, 2023 and prior to the issuance of these financial statements, the Company entered into a binding acquisition agreement with OpenExO Inc in March 2024 with closing pending subject to final closing conditions.

Issuance of Debt Note

Subsequent to December 31, 2023 and prior to the issuance of these financial statements, the Company entered into a $5.72 million Non-Convertible Note (the “Note”) financing with the Investor. The total amount funded, in two tranches, is $5 million. $3.0 million was funded upon the initial closing (“Closing A”) with the remaining $2.0 million funded upon the Company’s timely filing of the 20-F among certain other conditions (“Closing B”). The term of the Note is 18 months with the unpaid balance due in full on the maturity date at 105% of the amount of the Note (the “Redemption Value”).

The Company also issued the Investor a five-year warrant to purchase 8,945,000 of its ordinary shares at a per share exercise price of $0.41.

