Form 20-F
period 2024-12-31
Genius Group Ltd
filed 2025-04-30
CIK 1847806

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: As of December 31, 2024, there were 64,391,351 shares of the registrant’s ordinary shares, no par value per share, issued and outstanding.

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

Acquisitions refers to companies which have been bought and are controlled by the Genius Group

Bridge Loan refers to short term funding secured with proceeds of $2 million from an institutional investor for the face amount of $2.2 million in July 2023, which has been fully repaid in 2024.

Certification refers to the digital courses on our GeniusU platform that faculty members take in order to be certified to mentor students on GeniusU, and to be able to add their own courses and products to GeniusU.

City Leader refers to our mentors who host monthly events in their city to support the Students and mentors in their local area.

Crypto Backed Loan refers to the Bitcoin loan from the lending platform by providing Bitcoin as collateral in return of cash.

Debt Note refers to the secured debt note with proceeds of $5.0 million for the face amount of $5.72 million from an institutional investor in April, 2024, with a repayment schedule of 18 months and has been repaid in November 2024.

E-Square refers to E-Squared Education Enterprises (Pty) Ltd, a South African private limited company and one of the Group Companies as defined below. It is a Group Company which we are in the process of closing down.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

●	This Annual Report contains forward-looking statements regarding our current expectations or forecasts of future events. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, the GeniusU Platform, technology development plans, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.

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

●	Our ability to obtain favorable outcomes in litigation;
●	Our ability to have successful capital raises;
●	Favorable regulation and legislation regarding cryptocurrencies
●	our belief that we will be able to drive commercialization of our GeniusU Edtech platform through the growth of our A.I., and technology development;
●	our ability to effectively integrate our Group Companies in order to expand their product range and improve their financial performance;
●	the willingness of our Partners, mentors and Students to adopt GeniusU as their Edtech platform of choice;
●	our ability to effectively manage our anticipated growth;
●	the timing, scope or likelihood of regulatory submissions, filings, approvals, authorizations or clearances;
●	our ability to repay or service our debt obligations and meet the financial covenants related to such debt obligations;
●	our ability to enforce our intellectual property rights and to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties;
●	our ability to develop and maintain effective internal controls over financial reporting;
●	our ability to attract, motivate and retain qualified employees, including members of our senior management team;
●	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and a foreign private issuer;
●	the future trading price of common shares and impact of securities analysts’ reports on these prices;
●	our ability to fully derive anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions;
●	exchange rate fluctuations and volatility in global currency markets;
●	potential adverse tax consequences resulting from the international scope of our operations, corporate structure and financing structure; and
●	increased risks resulting from our international operations.
●	ability to attract new funding with long term investors with acceptable terms.
●	Our ability to operate effectively may be impacted by evolving legal restrictions governing the raising of capital, the use of approved funding facilities, and the trading of bitcoin

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
➢	The wide range of differences between the property markets in different countries may make it challenging for PIN to achieve its global expansion plan.
The reputation of PIN may be negatively influenced by the actions of other property investing training companies and courses.
➢	The requirement that we repay may impact our ability to attract the same level of audience and level of revenue.
➢	The increasing competition within both the online streaming market and online documentaries may make it challenging to achieve profitable growth for RF.
➢	The documentaries produced by RF rely on the topics remaining popular for a period of time. A shift in the popularity of the topics covered may have an adverse effect on the sales of RF’s documentaries both at the time of launch and subsequently at the time of relaunch.
➢	We are in the process of closing UAV and ESQ and this may result in additional liabilities, refunds or write-offs as we complete this process.
➢	The failed acquisition of Fatbrain AI (LZGI) may bring the unfavorable legal outcome and halt our ability to access funds and operate.

Risks Related to Investing in a Foreign Private Issuer or a Singapore Company

➢	As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the NYSE American listing standards. This may afford less protection to holders of our ordinary shares than U.S. regulations.
➢	We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are instead subject to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) reporting obligations that, to some extent, are more lenient and less detailed than those for a U.S. issuer.
➢	We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.
➢	We are a Singapore incorporated company, and it may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in Singapore.
➢	We are incorporated in Singapore, and our shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.
➢	We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.
➢	Singapore take-over laws contain provisions that may vary from those in other jurisdictions.
➢	Subject to the general authority to allot and issue new ordinary shares provided by our shareholders, the Singapore Companies Act and our constitution, our directors may allot and issue new ordinary shares on terms and conditions and for such purposes as may be determined by our Board of Directors (“Board”) in its sole discretion.

➢	We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders.
➢	Singapore taxes may differ from the tax laws of other jurisdictions.
➢	Tax authorities could challenge the allocation of income and deductions among our subsidiaries, which could increase our overall tax liability.

Risks Related to Ownership of Ordinary Shares

➢	The requirement that we repay Debt and interest thereon in cash under certain circumstances, and the restrictive covenants contained in the Debt Note, could adversely affect our business plan, liquidity, financial condition, and results of operations.
➢	We may subject to default under our Debt Note agreements that might limit our flexibility in managing the day to day operations
➢	Our assets and the assets of certain of our subsidiaries have been pledged as security for our obligations under the Debt Note and our default with respect to those obligations could result in the transfer of our assets to our creditor. Such a transfer could have a material adverse effect on our business, capital, financial condition, results of operations, cash flows and prospects.
➢	In the future, our ability to raise additional capital to expand our operations and invest in our business may be limited, and our failure to raise additional capital, if required, could impair our business.
➢	Our share price may be volatile, and the market price of our ordinary shares may drop.
➢	A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.
➢	If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, our share price and/or trading volume could decline.
➢	We may not pay dividends on our ordinary shares in the future and, consequently, the investors’ ability to achieve a return on their investment will depend on appreciation in the price of our ordinary shares.
➢	We currently report our financial results under IFRS, which differs in certain significant respects from U.S. GAAP.
➢	We are an emerging growth company within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
➢	We incur significantly increased costs and devote substantial management time as a result of operating as a public company.
➢

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence.

Legal restrictions, including court orders and sanctions, may limit our ability to issue new shares, which could expose us to the risk of default under binding contractual obligations with our employees and vendors

Risks related to our Bitcoin Acquisition Strategy

➢	We are not registered as an investment company under the Investment Company Act of 1940 and stockholders do not have the protections associated with ownership of shares in a registered Investment Company nor the protections afforded by commodities exchange regulations.
➢	Bitcoin is a highly volatile asset that has traded below $39,000 per bitcoin and above $108,000 per bitcoin on Coinbase in the 12 months preceding the date of this disclosure. The trading price of bitcoin was significantly lower during prior periods, and such decline may occur again in the future.
➢	The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price, and use of bitcoin.
➢	Changes in the legal and/or accounting treatment of our bitcoin holdings could have significant accounting impacts, including increasing the volatility of our results.
➢	We may use the net proceeds from the future offering to purchase bitcoin, the price of which has been, and will likely continue to be, highly volatile.
➢	Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.
➢	Our intended bitcoin holdings may be less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.
➢	We may elect to liquidate our bitcoin holdings if the Board of Directors determines that continued ownership poses a material risk to the Company.
➢	The change in regulation and legal framework can negatively impact our ability to buy, sell or trade bitcoin.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data

The following tables set forth summarizes audited summary consolidated financial data for the periods and as of the dates indicated.

The summary income data for the years ended December 31, 2024 and 2023 and the summary balance sheet data as of December 31, 2024 and 2023 for the Group are derived from the audited consolidated financial statements included in this Annual Report. Our audited consolidated financial statements have been prepared in U.S. dollars and in accordance with IFRS, as issued by the IASB.

For this reason, you should read the summary financial data in conjunction with our audited consolidated financial statements and related notes beginning on page F-1 of this Annual Report, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Annual Report. Our historical results do not necessarily indicate our expected results for any future periods.

	Group
	Audited Financials
	Year Ended
	December 31,
	2024	2023
	(USD 000’s)	(USD 000’s)
Revenue	7,913	23,063
Cost of revenue	(5,330)	(11,127)
Gross profit	2,583	11,936
Other Operating Income	25	344
Operating Expenses	(32,716)	(48,347)
Operating Loss	(30,108)	(36,067)
Other income	5,038	32,981
Other Expense	(2,122)	(3,704)
Net Loss Before Tax	(27,192)	(6,790)
Tax Benefits	2,252	1,079
Net Loss	(24,940)	(5,711)
Other Comprehensive Income	(49)	(204)
Total Comprehensive Loss	(24,989)	(5,915)
Net loss per share, basic and diluted	(1.03)	(1.03)
Weighted-average number of shares outstanding, basic and diluted (1)	24,153,220	5,550,197

1)	Number of shares and net loss per share is adjusted for comparative period for the share consolidated.

	Group
	Audited Financials
	Year Ended
	December 31,
	2024	2023
	(USD 000’s)	(USD 000’s)
Summary Balance Sheet Data:
Total current assets	42,419	9,634
Total non-current assets	58,635	33,580
Total Assets	101,054	43,214
Total current liabilities	11,609	17,248
Total non-current liabilities	10,034	6,251
Total Liabilities	21,643	23,499
Total Stockholders’ Equity	79,411	19,715
Total Liabilities and Shareholders’ Equity	101,054	43,214

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

We calculate Adjusted EBITDA as Net loss for the period plus income taxes plus/ minus net finance result plus depreciation and amortization plus/minus legal expenses (non-recurring) plus/minus share-based compensation expenses plus bad debt provision. Share-based compensation expenses and bad debt provision are included in General and administrative expenses in the Consolidated Statements of Operations.

	Group
	Audited Financials
	Year Ended
	December 31,
	2024	2023
	(USD 000’s)	(USD 000’s)
Net Loss	(24,940)	(5,711)
Tax Benefits	(2,252)	(1,079)
Interest Expense, net	1,146	3,695
Depreciation and Amortization	2,059	3,271
Legal Expenses (non-recurring)	2,579	1,178
Impairment	8,427	15,372
Revaluation Adjustment of Contingent Liabilities	(3,714)	(32,775)
Stock Based Compensation	4,218	10
Bad Debt Provision	(575)	2,822
Adjusted EBITDA	(13,052)	(13,217)

Key Business Metrics

	For the year ended December 31, 2024	For the year ended December 31, 2023
Number of students and users	5,848,256	5,540,229
Number of Free Students and users	5,640,888	5,340,323
Number of Paying Students and users	207,368	199,906
Number of Partners	14,573	14,779
Number of countries of operation	154	191
Marketing Spend	933,959	1,663,174
Education Revenue	7,912,719	18,618,170
Revenue from New Paying Students	1,863,388	6,687,919
New Students	542,468	625,861
New Paying Students	11,555	19,947
Conversion rate	2.13%	3.19%
Average Acquisition Cost per New Paying Student	81	82
Average Annual Revenue per New Paying Student	161	335
Net Loss margin	(150.17)%	(28.58)%
Adjusted EBITDA margin	(190.83)%	(9.69)%

The key business metrics for the education segment are measured and calculated as

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

Adjusted EBITDA margin – The adjusted EBITDA margin is calculated as Adjusted EBITDA divided by the total education revenue. The Adjusted EBITDA is Net Income (Loss) excluding tax expenses, interest expenses, depreciation and amortization, legal expenses (non-recurring), share based compensation, impairment, Revaluation Adjustment of Contingent Liabilities, stock-based compensation and bad debt provision.

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

Risk Related to Going Concern

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

The Company’s consolidated financial statements as of December 31, 2024 have been prepared on a going concern basis. Although the Company has taken, and plans to continue to take, proactive measures to enhance its liquidity position and provide additional financial flexibility, including discussions with lenders and bankers, there can be no assurance that these measures, including the timing and terms thereof, will be successful or sufficient.

The substantial doubt about the Company’s ability to continue as a going concern may negatively affect the price of the Company’s common stock, may impact relationships with third parties with whom the Company does business, including customers, vendors and lenders, may impact the Company’s ability to raise additional capital or implement its business plan and may cause the Company to no longer meet NYSE listing standards.

Risks Related to Our Business and Industry (All Group Companies)

We are a global business subject to complex economic, legal, political, tax, foreign currency and other risks associated with international operations, which risks may be difficult to adequately address.

In 2023 and 2024, over 80% of our revenues were generated from operations outside of the United States. Our GeniusU Edtech platform has students in 98 countries, each of which is subject to complex business, economic, legal, political, tax and foreign currency risks. As we continue to expand our international operations with our Genius Companies, we may have difficulty managing and administering a globally dispersed business and we may need to expend additional funds to, among other things, staff key management positions, obtain additional information technology infrastructure and successfully implement relevant course and program offerings for a significant number of international markets, which may materially adversely affect our business, financial condition and results of operations.

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

One of our acquisitions, Education Angels has licenses, approvals, authorizations, or accreditations from various governmental authorities and accrediting bodies. These licenses, approvals, authorizations, and accreditations must be renewed periodically, usually after an evaluation of the institution by the relevant governmental authorities or accrediting bodies. These periodic evaluations could result in limitations, restrictions, conditions, or withdrawal of such licenses, approvals, authorizations or accreditations, which could have a material adverse effect on our business, financial condition and results of operations.

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

Risks related to our Bitcoin Acquisition Strategy

WE ARE NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940 AND STOCKHOLDERS DO NOT HAVE THE PROTECTIONS ASSOCIATED WITH OWNERSHIP OF SHARES IN A REGISTERED INVESTMENT COMPANY NOR THE PROTECTIONS AFFORDED BY COMMODITIES EXCHANGE REGULATIONS.

Our bitcoin acquisition strategy may expose us to various risks associated with bitcoin

Our bitcoin acquisition strategy may expose us to various risks associated with bitcoin, including the following:

Bitcoin is a highly volatile asset. Bitcoin is a highly volatile asset that has traded below $39,000 per bitcoin and above $108,000 per bitcoin on Coinbase in the 12 months preceding the date of this disclosure. The trading price of bitcoin was significantly lower during prior periods, and such decline may occur again in the future. Further risk includes requirements to redeem the above mentioned loan if LTV approaches 50% or less, which could happen if the price of Bitcoin is significantly lower than current levels.

Our bitcoin acquisition strategy has not been tested. This bitcoin acquisition strategy has not been tested. Although we believe bitcoin, due to its limited supply, has the potential to serve as a hedge against inflation in the long term, the short-term price of bitcoin declined in recent periods during which the inflation rate increased. Some investors and other market participants may disagree with our bitcoin acquisition strategy or actions we undertake to implement it. If bitcoin prices were to decrease or our bitcoin acquisition strategy otherwise proves unsuccessful, our financial condition, results of operations, and the market price of our common stock would be materially adversely impacted.

The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price, and use of bitcoin. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General have highlighted the counterparty risks applicable to owning and transacting in digital assets. Any such bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry may negatively impact the adoption rate, price, and use of bitcoin, limit the availability to us of financing collateralized by bitcoin, or create or expose additional counterparty risks.

Changes in the legal and/or accounting treatment of our bitcoin holdings could have significant accounting impacts, including increasing the volatility of our results.

The broader digital assets industry, including the technology associated with digital assets, the rate of adoption and development of, and use cases for, digital assets, market perception of digital assets, and the legal, regulatory, and accounting treatment of digital assets are constantly developing and changing, and there may be additional risks in the future that are not possible to predict.

We may use the net proceeds from the future offering to purchase bitcoin, the price of which has been, and will likely continue to be, highly volatile.

We may use the net proceeds from the future offering to purchase bitcoin. Bitcoin is a highly volatile asset In addition, bitcoin does not pay interest or other returns and so ability to generate a return on investment from the net proceeds from future offering will depend on whether there is appreciation in the value of bitcoin following our purchases of bitcoin with the net proceeds from this offering. Future fluctuations in bitcoin trading prices may result in our converting bitcoin purchased with the net proceeds from the future offering into cash with a value substantially below the net proceeds from the future offering.

Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.

Bitcoin and other digital assets are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of bitcoin.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin. It is not possible to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function or the willingness of financial and other institutions to continue to provide services to the digital assets industry, nor how any new regulations or changes to existing regulations might impact the value of digital assets generally and bitcoin specifically. The consequences of increased regulation of digital assets and digital asset activities could adversely affect the market price of bitcoin and in turn adversely affect the market price of our common stock.

Moreover, the risks of engaging in a bitcoin treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the digital assets industry in general, and the use and acceptance of bitcoin in particular, may also impact the price of bitcoin and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of bitcoin may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to bitcoin, institutional demand for bitcoin as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for bitcoin as a means of payment, and the availability and popularity of alternatives to bitcoin. Even if growth in bitcoin adoption occurs in the near or medium-term, there is no assurance that bitcoin usage will continue to grow over the long-term.

Because bitcoin has no physical existence beyond the record of transactions on the bitcoin blockchain, a variety of technical factors related to the bitcoin blockchain could also impact the price of bitcoin. For example, malicious attacks by miners, inadequate mining fees to incentivize validating of bitcoin transactions, hard “forks” of the bitcoin blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the bitcoin blockchain and negatively affect the price of bitcoin. The liquidity of bitcoin may also be reduced and damage to the public perception of bitcoin may occur, if financial institutions were to deny or limit banking services to businesses that hold bitcoin, provide bitcoin-related services or accept bitcoin as payment, which could also decrease the price of bitcoin. Similarly, the open-source nature of the bitcoin blockchain means the contributors and developers of the bitcoin blockchain are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade the bitcoin blockchain could adversely affect the bitcoin blockchain and negatively affect the price of bitcoin.

Recent actions by U.S. banking regulators have reduced the ability of bitcoin-related services providers to gain access to banking services and liquidity of bitcoin may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for bitcoin and other digital assets.

Our intended bitcoin holdings may be less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

Historically, the bitcoin markets have been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our bitcoin at favorable prices or at all. For example, a number of bitcoin trading venues temporarily halted deposits and withdrawals in 2022. As a result, our bitcoin holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Further, bitcoin we may hold with our custodians and transact with our trade execution partners may not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered bitcoin or otherwise generate funds using our bitcoin holdings, including in particular during times of market instability or when the price of bitcoin has declined significantly. If we are unable to sell our bitcoin, enter into additional capital raising transactions using bitcoin as collateral, or otherwise generate funds using our bitcoin holdings, or if we are forced to sell our bitcoin at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

Our exposure to bitcoin backed loans are subject to volatility and liquidity risk and we may require to liquidate the position to meet the margin requirements

We have entered into financing arrangements secured by our bitcoin holdings, which expose us to heightened levels of market volatility and liquidity risk. The value of bitcoin has historically been highly volatile and may continue to fluctuate significantly due to a variety of factors, including market sentiment, regulatory developments, macroeconomic conditions, and technological advancements.

Under the terms of our bitcoin-backed loans, a decline in the market value of bitcoin may trigger margin calls, requiring us to post additional collateral or repay a portion of the loan. If we are unable to meet these margin requirements, we may be forced to liquidate a portion or all of our bitcoin holdings, potentially at unfavorable prices, which could result in significant losses. In addition, the liquidity of the bitcoin market is not guaranteed, and there may be times when we are unable to sell our holdings quickly or without a material impact on market price.

These risks could adversely affect our financial condition, results of operations, and liquidity, particularly in periods of high volatility in the cryptocurrency markets.

Litigation and legal restrictions imposed by court orders may limit our ability to manage our bitcoin holdings, may cause us to incur monetary penalties or otherwise affect our operations, which could adversely affect our financial condition, operational flexibility, and ability to meet legal and business requirements.

We are currently subject to a court order that prohibits us from purchasing additional bitcoin or raising further funds in the capital markets. This restriction limits our ability to raise funds and implement our digital asset strategy and respond to market opportunities. Furthermore, there is a risk that future court orders or legal developments may extend these restrictions. And current litigation may also result in monetary penalties or restrictions if not decided in our favor.

Any such limitation could materially impair our ability to manage the risks associated with holding bitcoin, especially during periods of market volatility or financial stress. We may need to liquidate our bitcoin holdings to satisfy operational needs, meet legal obligations, respond to regulatory requirements, or fund ongoing business activities. If court orders prevent us from selling or otherwise disposing of our bitcoin, we may be unable to access critical liquidity when needed, which could significantly impair our operations and financial condition.

Additionally, evolving judicial or regulatory actions concerning the treatment and permissibility of digital assets may impose further constraints on our treasury management practices, creating uncertainty around our ability to effectively utilize or safeguard our digital asset holdings.

Item 4. Information on the Company

A. History and development of the Company.

History and development of the Company.

Our Company

We believe that we are a world leading AI Education and Acceleration Group based on student numbers with a student base of 3.8 million on GeniusU at the end of December 2024. Our mission is to disrupt the current education model with a student-centered, lifelong learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market.

To help achieve our mission, we completed an IPO on NYSE American, on April 14, 2022. Over the last three years we have achieved significant year-over-year operational growth through a combination of organic growth and acquisition. In 2023, we rationalized the business with an increase focus on our digital programs, spinning off Entrepreneur Resorts, and in 2024 we increased our focus on AI education. We are powering the exponential ecosystems of tomorrow for entrepreneurs, enterprises, governments and students through AI education and acceleration.

Our Pre-IPO Group includes our holding company, Genius Group Ltd, our Edtech platform, GeniusU Ltd, and two companies that were acquired: Entrepreneurs Institute in 2019 and Entrepreneur Resorts in 2020 (spin-off completed on October 2, 2023).

The core entrepreneur education system has been delivered virtually and in-person, in multiple languages, locally and globally mainly via our GeniusU Edtech platform to adults seeking to grow their entrepreneur and leadership skills. Our partners and community are global with an average of 5,700 new students joining our GeniusU platform each week in 2024. Our City Leaders have been conducting our events (physically or virtually) in over 100 cities and over 2,500+ faculty members have been operating their microschools using our online tools.

In addition, we are now expanding our education system to age groups beyond our adult audience, to children and young adults. Our Group Companies are our first step towards this. They include: Education Angels, which provides early learning in New Zealand for children from 0-5 years old; Property Investors Network, which provides property investment courses and events in England, UK; Revealed Films, a media production company that specializes in multi-part documentaries.

Additional companies include University of Antelope Valley, which provided vocational certifications and university degrees in California, USA, is included in our 2023 and 2024 financial results and is now in the process of closure.

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

On our Edtech platform, GeniusU, we are developing our Genie AI virtual assistant to give each student a personalized learning path at every stage of their education, with an intention for this to be delivered at every age from early age to 100 years old. In 2024 we have also launched AI Avatars and AI tools to support our students and users to accelerate their learning.

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

As of December 31, 2024, revenues contribution of the Education company was from both partnership and fully owned courses and curriculum. As of the date of this Prospectus, we have over 1,400 events, courses and products listed on our digital platform; partners earn commissions as a result of sales processed through our platform. Due to the number of faculty and partners, together with the number of courses and products delivered on our platform, there is no one partner or product that makes up more than 5% of our revenues.

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

In phase three, from 2025 to 2030, our goal is to have developed a full curriculum accredited and receiving funding from government bodies in the U.S., the U.K., Europe, Asia and Australia and seen as a viable alternative by students, parents, partner schools and companies around the world to the existing education options.

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

At the end of December 31, 2023, revenue in the fiscal year ended December 31, 2023 were $23.06 million, with $11.93 million in gross profit, ($36.06) million in operating loss from the continued business operations and ($13.2) million in Adjusted EBITDA.

Our education revenue on the audited financials grew from $13.55 million in 2022 to $18.6 million in 2023. Our campus revenue is the revenue of Entrepreneur Resorts Ltd. This decreased from $4.6 million 2022 to $4.5 million in 2023 as we spun off the business on October 2, 2023.

At the end of December 31, 2024, revenue in the fiscal year ended December 31, 2024 were $7.9 million, with $2.5 million in gross profit, ($30.1) million in operating loss from the continued business operations and ($13.1) million in Adjusted EBITDA.

Our education revenue on the audited financials declined from $18.6 million in 2023 to $7.9 million in 2024. The campus revenue decreased from $4.5 million 2023 to $0 million in 2024 as we spun off the business on October 2, 2023.

The significant drop in revenues is the result of a shift in focus by the Group towards AI education and acceleration following an anticipated asset purchase transaction with a third party, Fatbrain AI (LZGI) which ultimately failed to complete. The transaction is now the subject of multiple legal actions and arbitration, and the Group has since refocused on growing its core entrepreneurial education business.

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

With over 3.8 million students across 20,345 cities utilizing the curriculum in various settings, Genius Group delivers a comprehensive entrepreneurial education system in high demand. The curriculum is adopted by leading companies and schools worldwide, with campuses ranging from schools to colleges, resorts, and co-working offices. Our Edtech platform, GeniusU, hosts over 500 local and online events and microdegrees.

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

Genius Group is in the process of closing E-Square as part of its current restructuring activities.

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

University of Antelope Valley: UAV was originally established by two entrepreneurs to provide vocational training in the medical field. This developed into an accredited university offering both vocational certifications and academic degree programs while maintaining a vision of entrepreneurial education where the end goal is not graduation, but creating productive leaders within the community. UAV is in the process of being closed.

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

With $0.9 million in 2024 revenue and 272 paying students in 2024, this represents 12% of our Group revenue and 1% of our total paying students in 2024.

➢	PRIMARY - 6 to 14 years old: E-Square, provides courses and a full primary school program to this stage of education. With $0.3 million in 2024 revenue and 193 paying students at primary school level, this represents less than 5% of our Group revenue and less than 4% of our total paying students in 2024 in our primary school offering. As part of Genius Group’s restructuring plans, the group plans to launch its primary offering in the future under the Genius School brand.
➢	SECONDARY - 12 to 18 years old: E-Square, also provides courses and a full secondary school program to this stage of education. With $0.4 million in 2024 revenue and 194 paying students at secondary school level, this also represents less than 5% of our Group’s revenue and less than 3% of our total paying students in 2024 in our primary school offering. Between primary and secondary school levels combined, E-Square had $0.4 million in 2024 revenue and 387 paying students, representing less than 5% of our Group revenue and less than 4% of our paying students, currently making our offering to school students the smallest and newest contributor to the Group. As part of Genius Group’s restructuring plans, the group plans to launch its secondary offering in the future under the Genius School brand.
➢	APPRENTICE - 16 to 22 years old: Our Acquisition, UAV, provided vocational certifications and degree level programs to this stage of education. With $1.2 million in 2024 revenue and 0 paying students, this represents 16% of our Group revenue; whilst closing in 2024. As part of Genius Group’s restructuring plans, the group plans to launch its university offering in the future under the Genius University brand.
➢	ENTREPRENEUR - 16 to 80 years old: Our Edtech company, GeniusU and entrepreneur education company, Entrepreneurs Institute, has been providing courses and products to adult learners. With $1.3 million in 2024 education revenue, 3.8 million students and 63 thousand paying students, this represents 16% of our Group revenue and 30% of our total paying students in 2024. Our Acquisition, PIN, also provides courses and products to adult learners. With $3.2 million in 2024, 196 thousand students and 68 thousand paying students, this represents 41% of our Group revenue and 32% of our total paying students in 2024. When combined, this education stage represents 57% of Group revenue and 63% of our paying students in 2024.
➢	MENTOR - 18 to 100+ years old: Currently GeniusU provides mentor certifications for partners who build their education businesses on our Edtech platform. While Entrepreneurs Institute and PIN are both utilizing GeniusU to grow their mentors, our plan is for the other Acquisitions to also attract, train and grow their faculty through GeniusU.
➢	ENTREPRENEUR RESORTS - All Ages: Our Pre-IPO Group company, Entrepreneur Resorts, operates a campus model in the form of resorts, cafes and coworking spaces, and has plans to grow these campuses by connecting local partners with our global community, Genius Curriculum and GeniusU platform. It delivers revenue from accommodation, food and beverage. ERL revenue in 2023 was $4.5 million. We have spun-off Entrepreneur resorts and focus on our core business, education.

PREP — 0 to 7 years old

We are introducing our early learning program for parents and children up to seven years old with the acquisition of Education Angels. Until this acquisition, our impact on early learning was limited to the events and courses that our parent-focused faculty hosted on GeniusU, our Genius School Certifications, and the work that our Genius Educators had conducted with parents in early learning. Below is a list of Prep products delivered in 2024

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

Below is a list of Primary products delivered in 2024:

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

We have integrated PIN’s courses and community into our Genius Curriculum and includes:

➢	Launching the free Investor Genius Test and a series of free Investor Masterclasses, similar to the free Entrepreneur Masterclass series which contribute to the 5,700 new students joining GeniusU on average each week in 2024.
➢	Launch of the Wealth Dynamics for Investors assessment, together with a series of paid Property Investing Workshops and microschools on GeniusU.
➢	Migration of PIN’s current City Hosts, city investor communities and monthly events to GeniusU, and expansion of PIN’s City Host model in the UK to cities around the world.
➢	Launch of certifications on GeniusU for community partners and faculty to deliver PIN’s courses and events globally.
➢	Expansion of PIN’s current property summit and membership model with country partners to a global model, replicating the current model in different countries and languages.

Below is a list of the main Entrepreneur products delivered in 2024 and plans for 2025:

Free Courses: In 2024, GeniusU grew its community of free students primarily through free assessments and free masterclasses and microcourses. In 2024, a total of over 1,000 different free education courses and products covering a wide range of subjects and skills were offered on GeniusU. PIN also conducted free courses resulting in an intake of free students. In 2024, we offered a new assessments while also integrating PIN’s courses into GeniusU, our Genius Curriculum and Genius learning methodology. The main online assessments we will offer include:

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

Paid Courses: In 2024, GeniusU hosted a wide range of paid courses and products covering a wide range of subjects and skills. These range from $15 to $5,000. As mentors can build paid events, microcourses, microdegrees and microschools on GeniusU, new courses and products are added daily. Mentors also market and deliver paid courses developed by other mentors once they are certified to do so. In 2024, the paid courses that relate directly to the courses offered as part of the Entrepreneurs Institute product range and PIN product range included:

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

Diploma Courses: In 2024, GeniusU hosted a range of annual memberships and mentorships. These range from $1,500 to $30,000. In 2024, the annual courses that relate directly to the courses offered as part of the Entrepreneurs Institute product range and PIN product range include:

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

Mentor Resources: Historically GeniusU launched its certification builder, for partners and mentors to add their own certifications to build and train their partner community. This has led to a growth in the number of certifications on GeniusU. These certifications range from $1,500 to $32,000. In 2024, the paid certification relating directly to the courses offered as part of the Entrepreneurs Institute product range and PIN product range included:

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

Property Investors Network: In 2024 replicated the above partner framework with the same levels and price points, to build the communities and courses for PIN globally. By taking these steps to integrate PIN’s product range, partner community and student community in a similar process to the steps taken to integrate Entrepreneurs Institute’s education community into GeniusU and our Genius Curriculum, we believe we are proving a model that is equally attractive to other educators and their communities, opening the door to future acquisition opportunities.

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

Our Conversion Model

We have grown GeniusU to 3.8 million students as at December 31, 2024 through a “freemium” model by which students and partners join the platform for free and then over time a percentage of them upgrade to paid courses, products and certifications.

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

Our Student Conversion Model: Of the 3.8 million students on GeniusU as at December 31, 2024, 3.7 million were free students and 63,676 were paying students. In the year 2024, GeniusU attracted 296,918 new students and 11,555 new paying students, representing a 4% conversion rate. While some students join through word-of-mouth or referral, students also join through our direct marketing spend via Google and Facebook. We track our monthly student intake, acquisition cost and activity over the first 12 months and 24 months, and measure their average spending over these periods.

From our main student marketing activity in 2024, every $1,000 in marketing cost delivered 597 new free students who registered on GeniusU. From these free students, we saw just over 4% convert to paying students, generating $112 in revenue in the first 12 months as they purchase their first courses or events, and projecting $449 in revenue in the first 24 months as they upgrade to higher priced courses and diploma programs.

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

Most of our partners on GeniusU begin as students, and then choose to join our faculty or partnership program. We also run marketing campaigns to attract faculty members and partners to GeniusU. At the end of December 2024, we had 13,033 partners on the platform. We track our monthly partner intake, acquisition cost and activity in a similar way to how we track our students, and in the last two years we have measured the revenue they generate for GeniusU in their first 12 months and 24 months.

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

Our Niche

Our niche focus on entrepreneur education has enabled us to build what we believe to be a strong position within the global market, based on the 3.8 million students attracted as at December 31, 2024. The challenge for many education and Edtech companies is that they need to overcome the regulatory hurdles of their country’s education system or the operational hurdles of needing to build partnerships or clients one-by-one. By beginning in the entrepreneur education niche, we have attracted decision makers virally who are willing to invest in their own education and based on the Return on Investment (ROI) they receive from our courses and training, they return for more and refer us to others, building both lifetime value and vitality.

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

Acquisition Strategy

In 2025, we will be looking to engage with acquisitions that align with our curriculum and growth plans. We have organized all learning within Genius Group into core curriculum and certified curriculum. These are similar to the distinction between required and elective courses at college.

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

Bitcoin Treasury Strategy

As part of our broader capital allocation and treasury management strategy, we have adopted bitcoin as a component of our corporate treasury reserve assets. This strategy reflects our belief in the long-term potential of bitcoin as a store of value and hedge against currency debasement, as well as our intention to optimize the allocation of our excess cash in a manner that preserves value and supports financial resilience.

Our bitcoin treasury strategy is governed by the following principles:

Strategic Allocation

We may allocate a portion of our excess cash reserves to bitcoin based on assessments of liquidity needs, market conditions, and our long-term outlook on bitcoin as a non-sovereign monetary asset. The allocation is reviewed periodically and may be adjusted in response to shifts in our financial position, macroeconomic environment, or risk appetite.

Governance and Oversight

All bitcoin-related treasury activities are subject to oversight by our finance and audit committees. Transactions involving the acquisition, disposition, or use of bitcoin must be authorized in accordance with our internal control policies and require approval from senior management.

Liquidity Planning

While we view bitcoin as a long-term treasury reserve asset, we retain the flexibility to liquidate holdings when necessary to meet operational, legal, or strategic needs. The ability to convert bitcoin into fiat currency on a timely basis is a key consideration in our treasury liquidity planning.

Custody and Security

Our bitcoin holdings are maintained with reputable custodians and stored using a combination of cold and hot wallet infrastructure, with multi-signature and other cryptographic safeguards in place to protect against loss or theft.

Financial Reporting

We account for our bitcoin holdings in accordance with applicable IFRS accounting standards, with appropriate disclosures regarding fair value, impairments, and changes in carrying value reported in our financial statements.

This treasury strategy is aligned with our objective to preserve capital, maintain financial flexibility, and enhance shareholder value over the long term.

Our Global Team

As of December 31, 2024, the Genius Group team included over 130 full-time staff and 14,500+ partners with teams, locations and offices divided across three geographic regions: NASA, EMEA and APAC. Our teams operate from over 40 cities in U.S., South America, Europe, Africa, Asia, New Zealand and Australia.

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

We believe that our student base of 3.8 million students at the end of December 2024, which grew by approximately 296,000 new students in 2024, makes us a “world leading entrepreneur Edtech and education group” in comparison to these organization based on student numbers. While we believe that there are no global companies directly competing with us to develop a uniquely entrepreneurial curriculum, there are comparable companies building an Edtech platform to provide alternatives or complements to the traditional education system, and also comparable education companies that are growing via acquisition. Such competition includes:

Coursera: A leading U.S.-based EdTech company, Coursera partners with universities to offer online courses. The platform provides approximately 7,000 courses and has over 142 million registered learners. It listed on the New York Stock Exchange in March 2021 and had a market capitalization of approximately $1.14 billion as of March 2025. Unlike GeniusU, Coursera does not create or deliver its own curriculum but facilitates access to content developed by its partners.

Udemy: A U.S.-based EdTech company with approximately 59 million students, Udemy has grown through its network of around 70,000 instructors who provide courses and certifications to their students. The platform offers a total of approximately 200,000 courses. However, it focuses on adult learning and does not provide an alternative to the current schooling system or a global community for students to connect and collaborate. Udemy listed on NASDAQ in October 2021 and had a market capitalization of approximately $1.23 billion as of March 2025.

Udacity: A U.S.-based EdTech company focused on tech-based vocational training courses with over 160,000 students, Udacity has demonstrated a strong demand for vocational nanodegrees supported by large tech companies. Udacity offers a freemium model, allowing students to enroll for free and pay after one month of access.

LinkedIn Learning: LinkedIn acquired the EdTech company Lynda for $1.5 billion, and LinkedIn was subsequently purchased by Microsoft for $26.2 billion. Similar to GeniusU, Microsoft combined a social network with online courses but focused mainly on technical and professional courses, offering a flat monthly subscription rate. Like Udemy and Udacity, its focus is on professional adult learning.

Guild Education: Another billion-dollar EdTech startup, Guild Education provides courses and degrees funded by companies for their employees. Together with similar EdTech companies like BetterUp and Degreed, it focuses on up-skilling employees who are already in a job, with education and mentoring funded by the employer as an additional benefit.

China East Education: China East Education is one of several China-based listed companies focused on vocational education, including China Education Group, New Oriental Education, and China Online Education Group. China East Education’s initial public offering in 2019 raised $625 million, making it one of the largest in the vocational education sector

Our Technology

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

Artificial Intelligence

GeniusU currently has a virtual assistant, Genie, to recommend the best courses, connections and actions for each student. We have released our next iteration of Genie with Chat GPT4, an AI-driven virtual guide that each student can personalize and grow to become their learning assistant for life. The first stage of this is completed with the development of Genie as a chatbot, and in 2023 and 2024 are investing in the underlying data intelligence and AI platform of Genius AI to develop Genie into a personalized Intelligent Virtual Assistant (IVA) with conversational AI, providing each student and partner with personalized advice and feedback based on their talents, passions, purpose and goals. We are using GPT-4 as our AI engine to build the intelligence of our Genie AI, and plan to integrate with EinsteinGPT developed by our CRM provider, Salesforce, to segment, target and predict the next steps of our students.

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

Community

Our community on GeniusU Platform includes over 3.8 million students across 20,345 cities and 98 countries, meeting online and in over 500 events, with over 5,700 new students joining every week in 2024. Our faculty consists of over 2,500 mentors and certified trainers delivering online and in person education as part of a multi-year curriculum to build entrepreneurial expertise. These include world famous entrepreneurs and New York Times bestselling thought leaders.

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

The three regions are: APAC (Asia Pacific, North Asia and Australia); EMEA (Europe, Middle East and Africa); and NASA (North America and South America). Our community is fairly evenly divided between these three regions. We track the location of approximately 75% of our students and mentors, and they are spread across the three regions for the period ending December 31, 2024 as follows:

	Students	Paying Students
APAC	916,854	13,663
EMEA	704,713	28,465
NASA	473,347	13,263
Not Tracked	1,687,997	8,287
Total	3,782,911	63,678

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

Referral Marketing

While many education and Edtech companies rely on their marketing and enrollment teams to attract new students, we have the added benefit of viral products to deliver referrals and word-of-mouth. Our free assessments such as the Genius Test, Passion Test and Purpose Test attract over 5,700 new students weekly who take the tests to discover more about themselves, and then they encourage their teams and peers to take the tests and connect on GeniusU, where they then find personalized paths for their learning.

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

Employees

As at December 31, 2024 we had 133 employees and contractors, with 13 in Genius Group Ltd, 34 in GeniusU Ltd, 4 in University of Antelope Valley, 18 in Property Investors Network, 37 in E-Squared Education, 20 in Education Angels and 7 in Revealed Films. We operate as one global team with regional leadership, and we have established a remote working culture, which put us in a strong position to manage environmental, infrastructure and health events without any major change to our management process.

By illustration, our main leadership team works from Singapore, Australia, New Zealand, Indonesia, South Africa, England, Portugal, Poland and the United States. Our accounts team operates from India and our development team works from India, Ukraine and Poland.

While we see our fully employed team continue to grow, when our 133 employees are put in context of our 14,500+ partners, we see our talent acquisition strategy to be equally focused between the growth and development of our full-time team and growth and development of our partners and faculty.

Legal Proceedings

From time to time, we may be subject to litigation and arbitration claims incidental to its business. Such claims may not be covered by our insurance coverage, and even if they are, if claims against our business are successful, they may exceed the limits of applicable insurance coverage. Other than as disclosed in Item 8, Legal Proceedings in the notes to our Consolidated Financial Statements included in this Annual Report, we are presently not a party to any material litigation or regulatory proceeding and are not aware of any pending or threatened litigation or regulatory proceeding against us which, individually or in the aggregate, could have a material adverse effect on our business, operating results, financial condition or cash flows.

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

Genius Group Ltd.’s revenues are derived from management fees it receives from each Group company. These range from 2.5% to 5.0% of revenues. These revenues have been eliminated in our audited accounts. In the fiscal year ended December 31, 2024, the audited financial revenue was $7.9 million compared to $18.6 million in 2023.

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

It also has its head office in Singapore, at the same location as Genius Group Ltd. The company has 34 staff, consisting of teams in management, marketing, sales, product, engineering, community, partnerships and operations. This team operates virtually and while team members are in countries around the world, they are based primarily in Singapore, Australia, South Africa, India, Ukraine, U.K and U.S.A.

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

In 2023, the GeniusU’s revenue was $2.3 million, this accounted for 10% of the group revenue. In 2024, revenue was $1.3 million representing 16% of the group revenue. The reason for the decline in revenue was mainly lower demand for the online courses compared to year before, to mitigate we are introducing digital and in person courses in 2025 to improve our conversion. Also, strategic pivot to leverage core business with the development of Genius Cities which will focus on AI education and acceleration whilst also leveraging the existing product catalogue.

At the end of December, 2024, GeniusU had 3.8 million students of which 3.7 million were free students, 63,000 had upgraded to paying students and 13,033 had upgraded to become faculty or partners. Total students grew by 9% with 296,000 new students joining in 2024. Paying students grew by 22% in 2024. Our faculty and partners remained same in 2024 compared to 2023.

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

In the fiscal year ended December 31, 2023, the audited revenue was $1.1 million compared to $0.9 million for the fiscal year ended December 31, 2024. This represents 5% of the group revenue in 2023 and 12% of the group revenue in 2024.

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

In the fiscal year ended December 31, 2023, the audited revenue was $0.5 million. In the fiscal year ended December 31, 2024, revenue was $0.3 million. This represents 2% of the group revenue in 2023 and 4% of the group revenue in 2024.

We plan to close E-Square’s campus as part of Genius Group’s current restructuring. We are also planning expanding our faculty, partnerships and campuses through our internally branded Genius School so that primary and high school students can receive their education and high school diploma online, via guided home schooling or via our campuses and partner schools.

Property Investors Network

PIN refers to Property Investors Network Ltd combined with its sister company Mastermind Principles Limited, a United Kingdom (“U.K.”) private limited company. PIN is a U.K.-based company that provides investment education through its fifty city chapters and monthly events in England, held both virtually and in-person. We believe that PIN is the largest property investor network in England based on student numbers, with almost 196,000 students, of which 128,000 are free students and 68,000 are paying students. Genius Group completed the acquisition in April, 2022.

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

In the fiscal year ended December 31, 2023, revenue was $3.6 million. In the fiscal year ended December 31, 2024, revenue was $3.2 million. This represents 16% of the group revenue in 2023 and 41% of the group revenue in 2024.

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

In 2024 the company had 7 staff working as employees or contractors. In 2023 audited revenues were $2.5 million. In the year 2024, revenue was $0.8 million representing 11% of the group revenue.

RF has its head office in Utah, United States. The company’s staff is based throughout the United States.

We plan to restructure RF’s project production schedule and affiliate business, to integrate with GeniusU Edtech platform.

The Genius Group’s principal subsidiaries as at December 31, 2024 were as follows:

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

D. Property, plant and equipment.

Facilities

Genius Group’s principal operational offices are located in Singapore. The Group has a remote working structure for most of our team globally.

GeniusU has its principal offices located in Singapore at the principal offices of Genius Group.

Our Acquisitions have physical locations of operation as follows.

●	Education Angels has a number of small education centers in New Zealand with its principal office in Wellington, New Zealand.

●	E-Square principal offices and university campus are in Port Elizabeth, South Africa under a lease on a rolling monthly basis. The Company is in the process of closure.

●	UAV’s principal offices and university campus are in Lancaster, California. Genius Group has a right of first refusal and option to acquire the property, which expires two years after closing of the acquisition of UAV. UAV is in the process of being closed.

●	Property Investors Network has its principal offices in Birmingham, UK.

●	Revealed Films has its principal offices in Utah, USA.

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

A. Directors and senior management.

The following table sets forth information regarding our executive officers and directors as of the date of this Report.

Name	Age	Position with our Company
Roger James Hamilton	55	Chief Executive Officer and Chairman
Eva Mantziou	40	Chief of Staff
Gaurav Dama	35	Chief Financial Officer
Suraj Naik	40	Chief Technology Officer and Director
Mr. Gary M Pattinson	54	Director
Ian Putter	54	Director
Thomas Power	61	Director
Eduardo Huerto Mercado	60	Director

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

Gaurav Dama was appointed as the Chief Financial Officer of Genius Group on an interim basis in October 2024 and was confirmed in the role in February 2025. He has been with the Company since September 2017, playing a key role in leading the finance function, including overseeing the successful listing of Genius Group on the New York Stock Exchange. Prior to joining Genius Group, Gaurav served as an officer at Credit Suisse for four years and as a finance executive at the Maersk Group for two years. He brings extensive experience in managing end-to-end finance operations, including auditing, financial planning, reporting, and compliance. Gaurav holds a Master’s in Management Studies and a Bachelor’s in Management Studies from the University of Mumbai.

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

Mr. Gary M Pattinson joined Genius Group’s Board in October 2024. Mr. Pattison is an education entrepreneur, CEO mentor and rapid growth specialist with international experience working with CEOs and senior management on rapid transformation and turnaround strategies. Since January 2022, Mr. Pattison has been the co-founder and MD of Legend X Limited, a company specialising in professional coaching and mentoring of founder CEOs and entrepreneurs via the Legend X League. Since November 2016, Mr. Pattison has been the co-founder and Chief Executive Officer of Wilde Success Limited & Wilde Success UK Limited (now Legend X UK Limited), a professional coaching , mentoring and consulting company. From August 2007 to January 2022, Mr. Pattison was the co-founder and Chief Executive Officer of Wild Creations CC, where he drove strategy formulation and the development and delivery of leadership programs, strategic interventions, and company turnarounds. Mr. Pattison’s certifications include IBG Certified Executive Coach, IBG Certified Sales Coach, IBG Certified Business Coach, IBG Certified Guerrilla Marketing Business Advisor Practitioner, Demartini Method Facilitator, Certified Eriksonian Psychotherapist, Certified NLP Practitioner, Certified EFT Practitioner, Certified Hypnotherapist, and Certified Timeline Paradigm Techniques Practitioner.

Ian Putter joined Genius Group’s Board in October 2024. Mr. Putter has over 20 years of experience within international banking and fintech, as CFO, board member and other technical finance re-engineering and integration roles. From June 2019 to April 2024, Mr. Putter was the Head of the Blockchain Domain at Standard Bank and established the Blockchain Research Institute Africa, a think tank that collaborated with research institutes across the globe to identify blockchain use cases relevant to Africa. From July 2024 to December 2024, Mr. Putter has served as the Chief Compliance Officer and Chief Financial Officer of Tokinvest in Dubai. Mr. Putter has served as a board member of Hedera LLC for 2 and a half years until the end of 2024. In 2000, Mr. Putter earned a Bachelor of Commerce Honours, Accounting and Finance from the University of Johannesburg.

Thomas Power joined Genius Group’s Board in October 2024. Mr. Power has over thirty years of leadership experience in fast-growth technology companies. In September 2014, Mr. Power founded the BIP100 Club in the UK, an exclusive community platform for business owners focused on innovation, training, and mutual support. Since February 2008, Mr. Power has been a member of the Board of Directors at Savortex. From March 2011 to June 2014, Mr. Power was a member of the Board of Directors at Digital Youth Academy. From June 2009 to November 2014, Mr. Power was a member of the Board of Directors at LeadORS. From December 2014 to September 2019, Mr. Power was a member of the Board of Directors at Electric Dog. From October 2014 to July 2022, Mr. Power was a member of the Board of Directors at 9 Spokes. From December 2010 to January 2021, Mr. Power was a member of the Board of Directors at Digital Entrepreneur. From November 2013 to December 2022, Mr. Power was a member of the Board of Directors at The Business Café. From January 2016 to December 2020, Mr. Power was a member of the Board of Directors at Team Blockchain. From September 2018 to December 2010, Mr. Power was a member of the Board of Directors at the Blockchain Industry Compliance and Regulation Association (BICRA). In 1982, Mr. Power earned a Higher National Diploma, Business, Finance & Marketing from Croydon College.

Eduardo Huerto Mercado joined Genius Group’s Board in October 2024. Mr. Huerta-Mercado is a seasoned education professional. Since February 2020, Mr. Huerta-Mercado has served as the Director of the Innovation and Technology Center and Global MBA program at GERENS Escuela de Postgrado in Peru. Since April 2019, Mr. Huerta-Mercado has been a Senior Advisor and Research Scholar at Purdue University Daniels School of Business. Since January 2018, Mr. Huerta-Mercado has been the Director at Invent College. Since January 2018, Mr. Herera has been the Director at Girls Who Venture. Since January 2017, Mr. Huerta-Mercado has been the Director at United Technologies for Kids. In addition to his entrepreneurial education experience, he consults on public investment and governance to the World Bank and The Inter-American Development Bank Latin America, Europe and Asia. In 2018 Mr. Huerta-Mercado earned a Diploma in the Executive Program in General Management from the Massachusetts Institute of Technology. In 2000, Mr. Huerta-Mercado earned a Master of Business Administration from Purdue University Daniels School of Business. In 1997, Mr. Huerta-Mercado earned a Diploma, Integrated Manufacturing Systems from Instituto Tecnologico de Monterrey. In 1992, Mr. Huerta-Mercado earned a Master of Science, Management of Technology from the University of California, Berkeley. In 1992, Mr. Huerta-Mercado earned a Master of Science, Industrial Engineering & Operations Research from the University of California, Berkeley. In 1987, Mr. Huerta-Mercado earned an Ingeniero, Ingeniero Mecanico from Pontificia Universidad Catolica del Peru.

Family Relationships

Roger James Hamilton and Eva Mantziou were married on September 3, 2024. There are no other family relationships between any of the directors.

B. Compensation.

Executive Compensation

We are not required to disclose compensation paid to our senior management on an individual basis under the laws of Singapore and we have not otherwise publicly disclosed this information other than in this document and the associated financial statements.

	2024			2023
	Salary	Stock Based	Total	Salary	Stock Based	Total
Key management compensation	$2,109,014	$3,997,113	$6,106,126	1,595,866	392,074	1,987,940

C. Board practices.

Board of Directors

Our board of directors consists of 7 directors, including 3 executive (or otherwise-non-independent) directors and 4 independent directors. We established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee upon the effectiveness of our registration statement on Form F-1, on March 31, 2022. We adopted a charter for each of the three committees. Each of the committees of our board of directors have the composition and responsibilities described below.

The Singapore Companies Act requires that we must have at all times at least one director who is ordinarily resident in Singapore. Roger James Hamilton is ordinarily resident in Singapore. Vacation of all five board positions by these directors shall be deemed to be invalid, absent a prior appointment of another director to the Board who is an ordinarily resident in Singapore.

Audit Committee

Ian Putter, Eduardo Herrera and Gary Pattison serve as members of our Audit Committee. Ian Putter serves as the chairman of the Audit Committee. Each of our Audit Committee members satisfy the “independence” requirements of the NYSE American listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ian Putter possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

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

Compensation Committee

Gary Pattison, Eduardo Herrera and Thomas Power serve as members of our Compensation Committee. Gary Pattison serves as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the NYSE American listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee is responsible for overseeing and making recommendations to our board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Thomas Power, Ian Putter and Eduardo Herrera serve as members of our Nominating and Corporate Governance Committee. Thomas Power serves as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the NYSE American listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

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

D. Employees

We currently have 133 staff members, with 13 in Genius Group Ltd, 34 in GeniusU Ltd, 4 in University of Antelope Valley, 18 in Property Investors Network, 37 in E-Squared Education, 20 in Education Angels and 7 in Revealed Films. We operate as one global team with regional leadership, and we have established a remote working culture, which puts us in a strong position to manage environmental, infrastructure and health events without any major change to our management process.

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

In this section “we,” “us” and “our” refer to Genius Group Limited. You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with the IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles, or GAAP. This discussion and other parts of this Annual Report contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this Annual Report titled “Item 3.D. Risk Factors.” References to the number of shares or options issued by Genius Group Limited in this section shall be to the number of shares or options issued at December 31, 2024.

Please refer to the glossary of terms provided at the beginning of this Annual Report for aid in understanding the entities, acquisitions, products, services and certain other concepts referred to in the management’s discussion and analysis presented herein.

A. Operating Results

Overview

We believe that we are a world leading entrepreneur Edtech and education group with a focus on A.I. Our mission is to disrupt the current education model with a student-centered, lifelong learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market.

To help achieve our mission, we completed an IPO on NYSE American, on April 14, 2022. During 2022 we grew from four core companies to nine companies with the 5th acquisition of Revealed Films closing in October 2022.

Our original core group includes our holding company, Genius Group Ltd, our Edtech platform, GeniusU Ltd, Entrepreneurs Institute and Entrepreneur Resorts (spun off in October 2023).

The entrepreneur education system of our core group has been delivered virtually and in-person, in multiple languages, locally and globally mainly via our GeniusU Edtech platform to adults seeking to grow their entrepreneur and leadership skills. Our partners and community are global with an average of 5,700 new students joining our GeniusU platform each week in 2024. Our City Leaders have been conducting our events (physically or virtually) in over 100 cities and over 2,500+ faculty members have been operating their microschools using our online tools.

We have expanded our education system to age groups beyond our adult audience, to children and young adults. Our acquisitions have helped achieve this full lifelong education. They businesses include: Education Angels, which provides early learning in New Zealand for children from early stage 5 years old; E-Square, which provides primary and secondary school education in South Africa; University of Antelope Valley, which provides vocational certifications and university degrees in California, USA; Property Investors Network, which provides property investment courses and events in England, UK and Revealed Films, a media production company that specializes in multi-part documentaries.

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

To provide an accurate discussion and analysis of financial condition and results of operation, the financial reports provided and discussed below are grouped in the following sections:

Financials including acquisitions from the acquisition date: Audited financials provided for the financial years ended December 31, 2023 and 2024, including the acquisitions companies from the date of acquisition.

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

Campus revenue includes food, beverage and accommodation. This is derived from both our students who are undertaking our courses, and from non-student customers. With the spin-off of ERL, the campus segment will not be part of our segment reporting.

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

For the campus revenue segment, cost of revenue includes food & beverage, delivery costs, accommodation costs, promotional discounts, transaction processing fees, and depreciation and amortization of right-of-use assets, buildings and equipment that directly relate to the earning of revenue. With the spin-off of ERL, the campus segment will not be part of our segment reporting.

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

Key Business Metrics

Please refer to the tables under “Key Business Metrics” for the years ended December 31, 2023, and 2024.

These metrics have been used to measure and grow the company, with Education Segment metrics (related primarily to GeniusU Ltd, including Entrepreneurs Institute’s activity) and Campus Segment metrics (related to Entrepreneur Resorts). Entrepreneur resorts was spun off in October 2023. The same metrics used to measure the Group’s Education Segment are used to measure the Acquisitions. The reason that we are choosing the same metrics is due to the “freemium” model being adopted for the acquisitions. We measure GeniusU, in which students and partners join the platform for free and then over time a percentage of them upgrade to paid courses, products and certifications. The Acquisitions have previously measured students and financial data without necessarily focusing on cost per student or revenue per student.

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

Number of Students and Users

Number of Students and Users

Total
Year ended December 31, 2024	5,848,256
Year ended December 31, 2023	5,540,229

Number of Free Students and Users

Total
Year ended December 31, 2024	5,640,888
Year ended December 31, 2023	5,340,323

Number of Customers (Paying Students and Users)

Total
Year ended December 31, 2024	207,368
Year ended December 31, 2023	199,906

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

GeniusU Ltd grew total students by 12% in 2023 and a further 9% in 2024 to 3,782,916 total students, with paying students growing by 21% in 2023 and a further 22% in 2024 to 63,676 paying students. We have seen consistent growth in the number of students on GeniusU year-on-year within the range of 10% to 20% per year. This growth is primarily due to three factors: Organic growth through word-of mouth and referrals; partners and our acquisitions attracting new students; and direct growth from paid digital advertising. We have historically spent a low amount on advertising as we have relied on word-of-mouth referrals and partners..

PIN increased total students by 12% in 2023 and a further 6% in 2024 to 196,350 total students, with paying students growing by 5% in 2023 and reaching to 68,012 paying students in 2024. PIN has also been following a steady growth, with a spike in 2020 during the pandemic as more individuals in the United Kingdom began seeking out financial education and investment education.

Overall, numbers for the Group reflect a 6% growth in total students and users in 2024 compared to 2023, with paying students growing by 4% in 2024 to 207,368 paying students. We believe these numbers represent a consistent organic growth with a relatively low marketing spend.

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

The number of partners in GeniusU remained same in 2024 compared to 2023. We expect a growth of 10% to 20% in partners each year. Tracking and managing our partner is a balance between growth and maintaining quality, as the quality of each partner’s courses and quality of training are important factors as they go through their certification process.

Overall, the number of partners for the Group remained similar to 2023 at 14,573 partners as at December 31, 2024. We see this key measure as a measure of the scalability in the delivery of the Genius Curriculum, as each partner attracts their own students to GeniusU and as partners are joining from all parts of the world, we are able to overcome the two largest bottlenecks to the growth of most education companies: location and teachers.

Number of Partners

Number of Partners

Total
Year ended December 31, 2024	14,573
Year ended December 31, 2023	14,779

Operating Results

Results for the Year ended December 31, 2024 compared to the Year ended December 31, 2023

The below discussion and analysis are for the 2024 audited financials compared to the 2023 audited financials.

Revenue:

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

Our audited Group revenues decreased from $23.1 million in 2023 to $7.9 million in the fiscal year ended December 31, 2024. This was driven by a reduction in Education Revenue of 57% from $18.6 million to $7.9 million and decrease in campus revenue by 100% from $4.5 million in 2023 to $0 million in 2024 as we spun off resort business in October 2023.

The decrease in education revenue was mainly due to poor operational results from the acquired companies with

-	University of Antelope Valley dropping from $8.6 million in 2023 to $1.3 million in 2024
-	Revealed Films reduced from $2.5 million in 2023 to $0.8 million in 2024.

The decline was also as a result of the education company, GeniusU from $2.5 million in 2023 to $1.3 million in 2024.

The following table shows the breakdown of this revenue into segments for both Genius Group and the audited Group:

	Genius Group
	Audited Financials
	Year Ended
	December 31,
	2024	2023
	(USD 000’s)	(USD 000’s)
Digital Education Revenue	$5,381	$8,374
In-Person Education Revenue	2,531	10,238
Total Education Revenue	7,913	18,612
Campus Revenue	-	4,451
Total Revenue	$7,913	$23,063

Cost of Revenue: The Group’s cost of revenue was $5.3 million in 2024 with $2.6 million gross profit, for a 33% gross margin. The Group’s cost of revenue was $11.12 million in 2023 with $11.9 million in gross profit, for a 52% gross margin. Our margin reduced in 2024 due to stoppage in revenue into core business because of closure.

For the fiscal year ended December 31, 2024, on audit basis, UAV had $0.9 million in direct cost with 29% gross margin compared to $3.28 million in direct cost with a 56% gross margin in 2023. The decrease in cost of sales was mainly due to the closure of UAV in 2024. PIN had $1.5 million in direct cost with 53% gross margin for the year ended December 31, 2024, compared to $1.6 million in direct cost with a 57% gross margin in 2023. The margins are similar compared to the year before and is mainly due to a return to holding physical events whilst the business faced macroeconomic headwinds in growing revenue. Education Angels had a $0.5 million direct cost with a 51% gross margin for the year ended December 31, 2024, compared to $0.5 million in direct costs with a 54% margin in 2023. E-Square had $0.09 million in direct costs with 70% gross margin for the year ended December 31, 2024 compared to $0.3 million in direct costs with a 45% margin in 2023. For the year ended December 31, 2024, Revealed Films had a $1.5 million in direct cost delivering negative 76% gross margin compared to $2.0 million in direct costs with a 18% margin in 2023.

Operating Expenses: The Group had operating expenses of $32.7 million in the fiscal year ended December 31, 2024 compared to $48.3 million in 2023. The operating expenses mainly consist of General and Administrative expenses. The administrative expenses include staff costs, professional and consulting fees, development costs, marketing, rental and general expenses. The decrease in our operating expenses is the result of the closure of companies and cost cutting measure across the group.

Additional Income: Additional Income was $5 million for the fiscal year ended December 31, 2024 compared to $32.9 million in 2023. The decline in additional income is mainly due to reduction revaluation gain on contingent liabilities by $29 million as compared to 2023.

Additional Expenses: The Group also had $2.1 million in other expenses in the fiscal year ended December 31, 2024 compared to $3.7 million in 2023. The primary reason for reduction was decline in interest expenses in 2024 compared to 2023.

Recent Accounting Pronouncements Implemented

Recently Adopted Accounting Standards	Effective for periods beginning on or after

Amendments to IAS 1 Non-current Liabilities with Covenants	January 1, 2024
Amendments to IAS 1 Classification of liabilities as current or non current	January 1, 2024
Amendments to IFRS 16 Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements	January 1, 2024

The Company’s adoption of the standards above had no material impact on the consolidated financial statements in the year of initial application.

Recent Accounting Standards Not Yet Adopted	Effective for periods beginning on or after

Amendments to IAS 21 Lack of Exchangeability	January 1, 2025
Amendments to IFRS 7 and IFRS 9 Classification and measurement of Financial Instruments	January 1, 2026
Annual improvements to IFRS Accounting Standard-Volume 11	January 1, 2026
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IAS 21 Lack of Exchangeability	January 1, 2025

The Company expects that the adoption of the standards above will have no material impact on the consolidated financial statements in the year of initial application.

B. Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, and cash generated from operations. Cash and cash equivalents consist mostly of cash with banks. As of December 31, 2024, we had cash and cash equivalents of $1.6 million maintained at various financial institutions. We have funded our operations primarily through cash flows from operations, and have raised capital for the purpose of business acquisitions and development of the technology platform.

We will repatriate cash from our subsidiaries by repayment of intercompany balances where in existence until exhausted, and otherwise by way of dividends. Any repatriation of cash in the form of a taxable payment, such as a dividend distribution, would generally be tax exempt in Singapore or otherwise taxable at the Singapore standard corporate tax rate, which is currently 17%.

We believe our existing cash and cash equivalents and the cash flow we generate from our operations along with 2025 completed and planned funding we have sufficient working capital for the next 12 months. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing and extent of spending on content and research and development, the expansion of our sales and marketing activities, the timing of new product introductions, market acceptance of our products, , our continued international expansion, the acquisition of other companies, competitive factors, and overall economic conditions, globally. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations.

Cash Flow

Group — Consolidated Statement of Cash Flows Data:

	For the year ended	For the year ended
	December 31,	December 31,
	2024	2023
	(USD)	(USD)
Net Cash Used In Operating Activities	(46,348,017)	(12,409,242)
Net Cash Used In Investing Activities	(8,093,819)	(2,843,410)
Net Cash Provided By Financing Activities	55,358,931	9,850,014

As of December 31, 2024, the Group had cash and cash equivalents of 1.6 million maintained at various financial institutions. We have funded our operations primarily through cash flows from operations, and have raised capital for the purpose of business acquisitions and development of the technology platform.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Operating Activities:

Operating activities used $46.35 million of cash in 2024. The cash flow from operating activities primarily resulted from $24.93 million of net loss after tax, adjusted for $11.6 million of non-cash items, and decrease in working capital of $33 million.

Operating activities used $12.4 million of cash in 2023.

Investing Activities

Our main capital investing activities have consisted of the acquisition of existing businesses and development cost of our education technology platform. We estimate that our ongoing capital requirements will be dictated by market opportunities for acquisition in the education and hospitality sectors, and the rate of development of the Edtech platform. Net cash used in investing activities was $8.09 million in 2024 compared to $2.8 million in 2023.

Financing Activities:

Net cash provided by financing activities was $55.35 million in 2024 compared to $9.8 million in 2023.

Between January 1, 2024 and December 31, 2024, the Company raised $49.5 million from equity issuances and obtained loan of $10.09 million.

Indebtedness

Convertible Debt

During the year ended December 31, 2024, the Company and holder of 2020 Convertible Notes in the agreement amount of $82,415 (2023: $416,830) was repaid. The unpaid amount as of December 31, 2024 was $40,000 (2023: $122,415) under the 2020 Convertible Notes plan and is classified as short term debt.

In the year ended December 31, 2024, the Company and holder of 2022 Convertible Note converted aggregate amount of $0 (2023: $16,324,424) including the accrued interest of $0 (2023: $1,701,964) into the equity of Genius Group based on the share price calculated as per the agreement. The Company issued 0 (2023: 45,239,635) Genius Group Shares to fulfill the conversion request. The conversion was recorded as reduction in the liability and an increase to equity. The interest was charged to the profit and loss statement under interest expenses. The Company also repaid the principal amount of $0 (2023: $2,004,822). The outstanding balance as of December 31, 2024 and December 31, 2023 was nil.

Other credit facilities

In September of 2019, the Company obtained lines of credit in the aggregate amount of S$400,000 (approximately $296,912 at the 2019 exchange rate) for working capital and business expansions requirements in Wealth Dynamics Pte Ltd, which the Company drew down on in full. Loans in the amount of S$100,000 (approximately $74,228 at the 2019 exchange rate) shall be repaid over 36 monthly installments including both principal and the respective accrued interest. Interest on such principal shall bear at a rate of 8% per annum plus a margin of 0.88%, subject to adjustment. The Company has the option to prepay the loan before its maturity date, subject to a fee of 6.88% if paid within twelve months from the drawdown date. Loans in the amount of S$300,000 (approximately $222,684 at the 2019 exchange rate) shall be repaid over 60 monthly installments including both principal and the respective accrued interest. Interest on such principal shall bear at a rate of 6.25% per annum, subject to adjustment. The loans are secured by personal guarantees of the Director. During the year ended December 31, 2024, the Company repaid the balance loan by aggregate of S$52,513, approximately $39,188 at the 2023 exchange rate (2023 — S$70,017, approximately $52,108 at the 2023 exchange rate) of principal plus the respective accrued interest.

Education Angels has obtained line of credit for working capital requirement in 2020, 2021 and 2022. The loans are secured by the guarantees of the Director and do not have covenant clauses.

The outstanding principal as of December 31, 2024 and December 31, 2023 are as follows:-

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding as of December 31, 2024	Outstanding as of December 31, 2023
IRD Loan	2020	$20,063	72 Months	3.25%	$3,088	$7,159
Juke NWN765	2021	$19,679	36 Months	1.30%	$-	$5,500
Qashqai NWN767	2021	$22,258	36 Months	1.20%	$-	$6,990
Qashqai NWN766	2022	$22,258	36 Months	1.20%	$-	$7,396

Mastermind Principles and Property Investors Network has obtained line of credit for the working capital requirement in 2020 and 2022. The loans are secured by the guarantees of the Director and do not have covenant clauses. The outstanding principal amount as of December 31, 2024 and December 31, 2023 are as follows –

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding as of December 31, 2024	Outstanding as of December 31, 2023
Lloyds CBIL (MPL)	2020	$239,540	60 Months	2.80%	$74,344	$126,067
Funding Circle Loan (MPL)	2022	$380,804	48 Months	9.30%	$121,576	$235,504
The Funding Circle (PIN)	2022	$116,054	48 Months	9.30%	$37,052	$69,271
Lloyds Bounceback Loan	2022	$51,378	72 Months	2.50%	$17,731	$30,764
Other loans	2021	$14,269	-	-	$10,013	$14,269

On July 26, 2023, Genius Group Ltd. executed and delivered a bridge note with an accredited investor in the face amount of $3.2 million, which has a $200,000 original issue discount. Pursuant to the bridge note, $2,000,000 delivered to a bank account identified by the Company. The balance of $1,000,000 was cancelled based on the mutual agreement between both the parties. The loan was fully repaid in January 2024.

On April 29, 2024, Genius Group Ltd, executed and entered into a promissory note with an accredited investor with a face value of $5,720,000, which has issuance discount of $720,000. Pursuant to the promissory note, $3,000,000 was delivered in April 2024 and $2,000,000 in May 2024. The loan was fully repaid by November 2024.

On December 27, 2024, Genius Group Ltd entered into a BTC backed loan with Arch Lending. The Company enabled a loan of $10,000,000 at an interest rate of 13.90% per annum. The Company deposited 208.71799579 as a collateral. The loan tenure is 18 months with the interest due on a monthly basis and a loan repayment due on maturity. The loan was subsequently refinanced in January 2025.

The details of the bridge loan and outstanding balance as of December 31, 2024 and December 31, 2023 are as follows –

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding as of December 31, 2024	Outstanding as of December 31, 2023
Bridge Loan (Alto Opportunity)	2023	$2,200,000	4 Months	0%	$-		$2,177,329
Promissory note (Alto Opportunity)	2024	5,720,000	18 Months	0%	$-	$
Arch Lending (BTC Collateral)	2024	10,000,000	18 Months	13.90%	$10,000,000		$-

Contractual Obligations and Commitments

The Company does not have ongoing lease commitments.

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

Off-balance sheet arrangements

As of December 31, 2024, we do not have transactions with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.

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

		After Offering
	Amount of	Percentage of
	Beneficial	Outstanding
Name and Address of Beneficial Owner	Ownership(1)	Shares(2)
Executive Officers and Directors:
Roger James Hamilton	6,346,753	9.86%
Suraj Naik	22,990	**	%
Eva Mantziou	4,242	**	%
Gaurav Dama	1,819	**	%
All directors and executive officers as a group (4 individuals)	6,375,804	9.90%

** Less than 1%.

(1)	The Amount of Beneficial Ownership includes allocated shares only and does not include share options that are exercisable within 60 days, since there are no such share options.

(2)	The Percentage of Outstanding Shares is based on the total outstanding shares of 64,391,351 as of December 31, 2024, which includes all issued and outstanding shares.

B. Related party transactions

We adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and that all such transactions be approved by the committee.

Set forth below are the related party transactions of our Company that occurred during the last full fiscal year up to the date of this Prospectus.

Related Party Transactions in 2024

World Game Pte Ltd (Roger Hamilton) — The Group paid fees to World Game Pte Ltd for the services of Roger Hamilton as CEO amounting to $1,498,486.10 (excluding reimbursement and board fees) in 2024. The outstanding balance payable as at December 31, 2024 was nil.

Entrepreneurs Institute Australia Pty Ltd — The Group pays fees to Entrepreneurs Institute Australia Pty Ltd (“EIA”), an Australian company controlled and ultimately owned by Roger Hamilton and Sandra Morrell, directors of the Group. The company is going through the process of liquidation since June 2023. The total in 2024 was Nil (2023: $117,790) as the Company was closed during the year. The sole purpose of the entity was to engage local team and physical resources to provide day to day support to the Group with its own business requirements as well as catering to external clients. EIA on-charges its costs and does not record a material profit or loss, therefore the related party shareholders do not receive any financial benefit from this arrangement. Unpaid fees are recorded as a related party loan payable and is not-interest bearing.

GU Web Services India Pvt Ltd — The Group pays fees to GeniusU Web Services India Pvt Ltd (“GU India”), an Indian company controlled and ultimately owned by Suraj Naik, an employee of the Group, and a family member of Suraj Naik. The total in 2024 was $260,596 (2023: $288,937). The sole purpose of the entity is to engage local team and physical resources to provide day to day support to the Group with its own business requirements as well as catering to external clients. GU India on-charges its costs and does not record a material profit or loss, therefore the related party shareholders do not receive any financial benefit from this arrangement. Unpaid fees are recorded as a related party loan payable and is not-interest bearing.

Roger Hamilton — The loan payable to Roger Hamilton is for a loan agreement entered on October 16, 2023 with its CEO, Roger James Hamilton, to provide it with up to $4 million as an interest free loan, and to be converted into equity in the Company as ordinary shares and upon the same terms at the next qualified financing round. Roger Hamilton has loaned the Company $2.7 million under this agreement. The Company made the repayment of loan by converting $1.45 million to the Ordinary shares of the Company and repaying $1.15 million in cash. The outstanding balance under the CEO loan is $0.04 million as of December 31, 2024 ($2.1 million in 2023).

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

The number of ordinary shares outstanding as of December 31, 2024 is 64,391,351 and excludes:

●	1,042,372 management and employee share options issued and reserved. 6,725,070 outstanding warrants issued and unexercised.
●	Any further conversion from the convertible debt issuance or any outstanding warrants.

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

Ordinary Shares

As of the date of this prospectus, our issued and paid-up ordinary share capital consisted of 64,391,351 Class A Ordinary Shares as described above. We currently have only one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another. However, our constitution also provides for Class B Ordinary Shares and Class C Ordinary Shares, the rights of which are set out in the constitution. We have not issued any Class B Ordinary Shares or Class C Ordinary Shares. Our ordinary shares have no par value as there is no concept of authorized share capital under Singapore law. There is a provision in our constitution which provides that subject to the Singapore Companies Act, we may issue shares with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as our board of directors may determine.

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

Our shareholders have in January 2025 provided such general authority to issue new shares until the conclusion of our next annual general meeting, or the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier. Such approval will lapse in accordance with the preceding paragraph if our shareholders do not grant a new approval at our next annual general meeting, or the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier. Subject to this and the provisions of the Singapore Companies Act and our constitution, our board of directors may allot and issue new shares on such terms and conditions and for such purposes as may be determined by our board of directors in its sole discretion.

Preference Shares

We currently do not have any preference shares issued.

Under the Singapore Companies Act, different classes of shares in a public company may be issued only if (a) the issue of the class or classes of shares is provided for in the constitution of the public company and (b) the constitution of the public company sets out in respect of each class of shares the rights attached to that class of shares. Our constitution provides that subject to the Singapore Companies Act we may issue shares with such preferred, deferred or other special rights, or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as our board of directors may determine. Our constitution currently provides for Preference Shares, the rights of which are set out in the constitution.

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

Subject to the Singapore Companies Act and our constitution, only those shareholders who are registered in our register of members will be entitled to vote at any meeting of shareholders. Therefore, since the shares offered in the offering are expected to be held through DTC or its nominee, DTC or its nominee will grant an omnibus proxy to DTC participants holding our shares in book-entry form. A person holding through a broker, bank, nominee, or other institution that is a direct or indirect participant in DTC will have the right to instruct his or her broker, bank, nominee or other institution holding these shares on how to vote such shares by completing the voting instruction form provided by the applicable broker, bank, nominee, or other institution. Whether voting is by a show of hands or by a poll, the vote of DTC or its nominee will be voted by the chairman of the meeting according to the results of the DTC’s participants’ votes (which results will reflect the instructions received from persons that own our shares electronically in book-entry form through DTC).

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

➢ in the case of a purchase of shares by the company provide for a reduction accordingly of the company’s capital; or

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

➢ Partners; and

➢ An individual and (i) such individual’s close relatives, (ii) such individual’s related trusts, (iii) any person who is accustomed to act in accordance with such individual’s instructions, (iv) companies controlled by any of the individual, such individual’s close relatives, related trusts or any person who is accustomed to act in accordance with such individual’s instructions and (v) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.

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

Annual General Meetings

Subject to the Singapore Companies Act, all companies are required to hold an annual general meeting after the end of each financial year within either 4 months (in the case of a public company that is listed or 6 months (in the case of any other company).

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

Quorum Requirements	Quorum Requirements

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.	Our constitution provides that the quorum at any general meeting shall be any two shareholders present in person or by proxy. In the event a quorum is not present within half an hour from the time appointed for the meeting, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case, the meeting shall be adjourned for one week, or to such other day and at such other time and place as the directors may determine.

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

In addition, a director or chief executive officer who holds any office or possesses any property whereby, whether directly or indirectly, any duty or interest might be created in conflict with such director’s or, as the case may be, the chief executive officer’s duties as director or chief executive officer (as the case may be) is required to declare the fact and the nature, character and extent of the conflict at a meeting of directors or send a written notice to the company setting out the fact and the nature, character and extent of the conflict.

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

Subject to specified exceptions, the Singapore Companies Act prohibits a company (other than an exempt private company) from, among others, making a loan or a quasi-loan to another company, a limited liability partnership or a variable capital company or entering into any guarantee or providing any security in connection with a loan or a quasi-loan made to another company, a limited liability partnership or a variable capital company by a person other than the first-mentioned company, entering into a credit transaction as a creditor for the benefit of another company, a limited liability partnership, or a variable capital company or entering into any guarantee or providing any security in connection with a credit transaction entered into by any person for the benefit of another company, a limited liability partnership or a variable capital company if a director or directors of the first-mentioned company is or together are interested in 20% or more of the total voting power in the other company, the limited liability partnership or a variable capital company (as the case may be).

Such prohibition shall extend to apply to, among others, a loan or quasi-loan made by a company (other than an exempt private company) to another company or a limited liability partnership, a credit transaction made by a company (other than an exempt private company) for the benefit of another company or limited liability partnership and a guarantee or security provided by a company (other than an exempt private company) in connection with a loan or quasi-loan made by a person other than the first-mentioned company to another company or a limited liability partnership or with a credit transaction made for the benefit of another company or a limited liability partnership entered into by a person other than the first mentioned company, where such other company or limited liability partnership is incorporated or formed (as the case may be) outside Singapore, if a director or directors of the first-mentioned company (a) is or together are interested in 20% or more of the total voting power in the other company or limited liability partnership or (b) in a case where the other company does not have a share capital, exercises or together exercise control over the other company whether by reason of having the power to appoint directors or otherwise.

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

C. Interest of experts and counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

The Group had a total of five legal cases in 2024, all ongoing. The Group does not believe the outcome of proceedings will have any material negative impact to the financial condition, reputation, or financial results of the Group other than described in the financial statements.

Case	Date started	Date finished	Status
Various Broker Dealers	Nov 2022	Ongoing	Pending updated damages
Former Owners (UAV)	Nov 2023	Ongoing	Awaiting arbitration
Warrant Holder	Apr 2024	Ongoing	Motion to dismiss filed
LZGI / Prime Source	Mar 2024	Ongoing	Arbitration + RICO filed
ESQ Education (South Africa)	Sep 2024	Ongoing	Liquidation ongoing

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

B. Significant Changes

We have had a number of significant changes since the date of our audited consolidated financial statements included in this Annual Report. These include:

●	Genius Group repaid the BTC backed loan including the additional loan acquired. The total repayment $20.9 million including principal repayment of $20.5 million.

●	Genius group issued total of 7,128,632 ordinary shares under the various offering agreements.

●	Genius Group ongoing litigation is continued pending arbitration process for the failed acquisition of FatBrain. The Company is currently prevented by issuing shares and buying more bitcoins.

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

C. Material Contracts.

Other than contracts entered into the ordinary course of business, during the two preceding fiscal years the Company has entered into the following material contracts (which are included as exhibits to this Annual Report):

University of Antelope Valley. UAV is a California-based, WASC accredited, U.S. university issuing degrees on campus and on-line.

➢	The Share Purchase Agreement was signed on March 22, 2021 between Genius Group Ltd and the owners of University of Antelope Valley Inc. and University of Antelope Valley LLC, Sandra Johnson and Marco Johnson, for the purchase of 100% of the shares in University of Antelope Valley Inc.

The acquisition of UAV was closed on July 7, 2022.

Education Angels. Education Angels delivers home educators and childcare for 0-5 year old’s with creative thinking and play modules.

➢	The Share Purchase Agreement was signed on October 22, 2020 between Genius Group Ltd and the owners of Education Angels, David Raymond Hitchins and Angela Stead, for the purchase of 100% of the shares in Education Angels in Home Childcare Limited.

The acquisition of Education Angels was completed on April 30, 2022.

E-Square. E-Square is a full campus with primary, secondary and college education for students in entrepreneurship.

➢	The Share Purchase Agreement was signed on November 20, 2020 between Genius Group Ltd and the owner of E-Square, Lilian Magdalena Niemann, for the purchase of 100% of the shares in E-Squared Education Enterprises (Pty) Ltd.

The acquisition of E-Square closed May 31, 2022.

Property Investors Network. PIN is a UK-based property networking organization.

➢	The Share Purchase Agreement was signed on November 30, 2020, between Genius Group Ltd and the owner of Property Investors Network (PIN), Simon Zutshi on behalf of Property Mastermind International Pte Ltd (MPL), for the purchase of 100% of the shares in Property Investors Network Ltd and Mastermind Principles Ltd.

The acquisition of Property Investors Network was completed on April 30, 2022.

Revealed Films is a US based Film Production Company.

➢	The Share Purchase Agreement was signed on October 4, 2022 between Genius Group Ltd and the owners of Revealed Films, Jeff Hays and Patrick Gentempo, for the purchase of 100% of the shares in Revealed Films Inc.

➢	The purchase price is calculated as $10 million with additional top ups on achieving the pre-agreed revenue and profit targets.
➢	The payment will be $7 million in shares of Genius Group Ltd, set at price of US$5.17 per share, of which $ million in shares would be subject to a six month lock up agreement. And the balance of $3 million in cash to be paid $1 million immediately following acquisition and $2 million on or before December 31, 2022.
➢	The share purchase includes all rights, title, interest and benefits appertaining to the company, including all contracts, intellectual property, goodwill and ongoing operations, all assets and liabilities on the balance sheet as at the date of the acquisition, less any director’s loans or shareholder’s loans.
➢	Both parties have provided various representations, warranties and indemnifications as part of the agreement.
➢	The balance cash consideration was paid $1 million in Jan 2023 and $2 million in March 2023 as per the subsequent agreement.

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

Foreign Exchange Risk

The functional currency of our Parent Company is USD , and therefore our operations are exposed to foreign exchange rate fluctuations because of SGD as local currency in Singapore. Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the SGD to the U.S. dollar.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

There are no defaults, dividend arrearages and delinquencies or other information required to be disclosed in response to this Item.

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Exchange. As of December 31, 2024, the Company has not completed an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

The Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), believe the effectiveness of our disclosure controls and procedures as of December 31, 2024, were not effective as a consequence of the material weaknesses described below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d- 15(f) of the Exchange Act). Our management has not assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. Our management concluded that our internal control over financial reporting was not effective as of December 31, 2024 as a consequence of the following material weaknesses:

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

The Company continues to strengthen its internal controls in 2023 and 2024 over financial reporting for the segregation of duties, banks and contract signatory rights and IT access controls. The Company is working towards the following remedies in 2025:

●	Implementation of centralised ERP
●	Appointment of external consultant for internal control review

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2024 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

Our board of directors has determined that Mr. Ian Putter qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. All audit committee members satisfy the independence requirements set forth under the rules of the NYSE American, Upstream and in Rule 10A-3 under the Exchange Act.

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

Item 16C. Principal Accountant Fees and Services.

The following table shows the fees that we incurred for audit and other services provided by Enrome LLP, our current independent registered public accounting firm, for fiscal years 2024 and 2023.

	Fiscal 2024	Fiscal 2023
Audit Fees	$430,000	430,000
Audit-Related Fees	20,000	13,500
Tax Fees*	7,800	75,000
All Other Fees
Total	$457,800	$518,500

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

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to Marcum LLP and Enrome LLP with respect to fiscal years 2023 and 2024 were all approved by the Audit Committee.

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

During the year ended December 31, 2023 and the subsequent interim period through March 28, 2024, neither the Group nor anyone on behalf of the Group consulted Enrome LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Enrome LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

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

Date: April 30, 2025

Genius Group Limited and Its Subsidiaries

Index to Consolidated Financial Statements

Genius Group Limited and Its Subsidiaries

Directors’ Statement

For the financial year ended December 31, 2024 and December 31, 2023

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

The directors have reviewed the Group’s cash flow forecast for the year to December 31, 2024, and, in light of this review and the current financial position, they are satisfied that the Group has or had access to adequate resources to continue in operational existence for the foreseeable future.

The external auditors are responsible for independently auditing and reporting on the Group’s consolidated financial statements. The consolidated financial statements have been examined by the Group’s external auditors and their report is presented on page F-3.

The consolidated financial statements set out beginning on page F-4, which have been prepared on the going concern basis, were approved by the board of directors on April 30, 2025 and were signed by:

/s/ Roger James Hamilton
Roger James Hamilton, Director

/s/ Suraj Naik
Suraj Naik, Director

Date: April 30, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Genius Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Genius Group Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2024 and 2023, the related consolidated statements of Operations and comprehensive loss, statements of changes in stockholders’ equity, and cash flows for the years ended December 31, 2024, 2023 and 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the year ended December 31, 2024, 2023 and 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As more fully described in Note 2 to the consolidated financial statements, as of December 31, 2024, the Group incurred net loss of US$24.9 million and generated negative cash flows from operations of US$46.3 million. As of December 31, 2024, the Group has accumulated deficit of US$84 million. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

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

April 30, 2025

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in US Dollars)

		As of December 31,
	Note	2024	2023
ASSETS
Current Assets
Cash and cash equivalents		$1,614,933	$614,753
Restricted cash		-	711,026
Accounts receivable, net	5	1,653,238	1,868,931
Other receivables	6	1,741,176	50,465
Due from related parties	7	5,714,741	4,966,733
Digital assets	8	30,441,133	-
Inventories	9	467,230	755,284
Prepaid expenses and other current assets	10	786,376	666,673
Total Current Assets		42,418,827	9,633,865
Property and equipment, net	11	301,531	456,751
Investments at fair value	13	1,381,666	28,698
Investments in joint venture	13	366	379
Goodwill	14	8,338,547	11,425,148
Intangible assets, net	15	11,913,096	15,250,751
Deferred tax asset	16	1,332	-
Other receivables	6	758,025	770,994
Due from related parties	7	-	5,628,298
Other non-current assets	17	35,941,961	18,889
Total Non-Current Assets		58,636,524	33,579,908
Total Assets		$101,055,351	$43,213,773

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable		$3,285,495	$4,406,850
Accrued expenses and other current liabilities	18	2,066,930	2,419,205
Contract Liability	19	1,731,378	2,750,137
Income tax payable	16	254,434	174,738
Due to related parties	21	4,001,091	4,907,181
Loans payable - current portion	20	229,815	2,467,656
Short term debt	22	40,000	122,415
Total Current Liabilities		11,609,143	17,248,182
Due to related parties	21	1,789	1,820
Loans payable – non-current portion	20	10,033,989	254,455
Deferred tax liability	16	-	2,280,323
Contingent liabilities	23	-	3,714,000
Total Non Current Liabilities		10,035,778	6,250,598
Total Liabilities		21,644,921	$23,498,780
Stockholders’ Equity
Contributed capital	24	166,301,870	81,617,864
Reserves		(8,508,313)	(8,459,565)
Accumulated deficit		(84,014,856)	(59,132,781)
Capital and reserves attributable to owners of Genius Group Limited		73,778,701	14,025,518
Non-controlling interest		5,631,729	5,689,475
Total Stockholders’ Equity		79,410,430	19,714,993
Total Liabilities and Stockholders’ Equity		$101,055,351	$43,213,773

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in US Dollars)

		For the years ended December 31,
	Note	2024	2023	2022

Revenue	25	$7,912,718	$23,062,754	$18,193,616
Cost of revenue	2	(5,330,051)	(11,126,432)	(9,554,327)
Gross profit		2,582,667	11,936,322	8,639,289

Operating (Expenses) Income
General and administrative	27	(22,444,493)	(29,904,423)	(21,073,794)
Depreciation and amortization	11,12,15	(1,469,112)	(2,695,741)	(1,182,413)
Other operating income	26	24,517	34,794	144,396
Impairment loss	12,13,14,15	(8,426,865)	(15,371,643)	(28,246,010)
Gain on lease modification		-	308,763	-
Loss from foreign currency transactions	2	(375,036)	(375,407)	(619,267)
Total operating expenses, net		(32,690,989)	(48,003,657)	(50,977,088)
Loss from Operations		(30,108,322)	(36,067,335)	(42,337,799)
Other Income/(Expense)
Other Income	30	884,193	207,142	418,437
Revaluation adjustment of contingent liabilities	23	3,714,000	32,774,594	(13,838,197)
Revaluation of digital assets	8	440,145	-	-
Other expense	28	(975,470)	(9,796)	-
Interest expense, net	29	(1,146,440)	(3,694,513)	(1,312,476)
Total Other Income/(Expense), net		2,916,428	29,277,427	(14,732,236)
Loss Before Income Tax		(27,191,894)	(6,789,908)	(57,070,035)
Income Tax Benefit	31	2,252,072	1,078,686	1,063,596
Net Loss		(24,939,822)	(5,711,222)	(56,006,439)
Other comprehensive loss:
Foreign currency translation	2	(48,747)	(203,832)	(290,184)
Total Comprehensive Loss		$(24,988,569)	$(5,915,054)	$(56,296,623)

Net Loss is attributed to:	32
Owners of Genius Group Limited		(24,882,076)	(5,657,143)	(55,800,418)
Non-controlling interest		(57,746)	(54,079)	(206,021)
Net Loss		(24,939,822)	(5,711,222)	(56,006,439)

Total Comprehensive Loss is attributable to:
Owners of Genius Group Limited		(24,930,823)	(5,860,975)	(56,090,602)
Non-controlling interest		(57,746)	(54,079)	(206,021)
Total Comprehensive Loss		$(24,988,569)	$(5,915,054)	$(56,296,623)

Net loss per share attributed to common stockholders, basic and diluted (1)		$(1.03)	$(1.03)	$(24.65)
Weighted-average number of shares outstanding, basic, and diluted (1)		24,153,220	5,550,197	2,263,436
Number of shares outstanding, basic and diluted (1)		64,391,351	7,387,378	2,770,522

1)	Number of shares and net loss per share is adjusted for comparative period for the share consolidated.

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in US dollars)

	Contributed Capital		Non-controlling	Foreign		Accumulated	Total Stockholders
	Shares	Amount	Interest	Currency	Reserves	Deficit	Equity
Balance as of, January 1, 2022, as restated	16,155,812	$49,023,419	$4,344,899	$432,450	$(33,917,367)	$(11,897,405)	$7,985,996
Net loss	-	-	(206,021)	-	-	(55,800,418)	(56,006,439)
Foreign currency translation adjustment		-	-	(290,184)	-	-	(290,184)
Proceeds from IPO (net)	3,913,410	15,202,858	-	-	-	-	15,202,858
Share options GG IPO April 2022	45,580	270,476	-	-	-	-	270,476
GeniusU Shares issued for cash	-	-	2,655,739	-	-	-	2,655,739
Shares issued for conversion of convertible notes	1,554,097	7,829,607	-	-	-	-	7,829,607
Shares issued for IPO acquisition	5,975,407	35,098,001	-	-	-	-	35,098,001
Shares cancelled in satisfaction of liability, net of derivative liability	(49,002)	(100,002)	-	-	-	-	(100,002)
Share based compensation	109,923	1,308,784	-	-	-	-	1,308,784
Balance as of, December 31, 2022, as restated	27,705,227	$108,633,143	$6,794,617	$142,266	$(33,917,367)	$(67,697,823)	$13,954,836

Net loss		-	(54,079)	-	-	(5,657,143)	(5,711,222)
Foreign currency translation adjustments		-	-	(203,832)	-	-	(203,832)
Shares issued for conversion of convertible notes	45,239,128	18,026,388	-	-	-	-	18,026,388
Convertible loan adjustment for outstanding note, net	-	(10,006,519)	-	-	-	-	(10,006,519)
Share issued by conversion from ERL and GeniusU	149,160	125,109	(125,109)	-	-	-	-
Share based compensation	432,320	532,466	-	-	-	-	532,466
Q4 2023 Share Option Plan	347,949	214,116	-	-	-	-	214,116
ERL Spin off	-	(31,862,919)	(925,954)	-	25,519,367	14,222,186	6,952,680
RF PPA adjustment		(4,043,920)					(4,043,920)
Balance as of, December 31, 2023	73,873,784	$81,617,864	$5,689,475	$(61,566)	$(8,398,000)	$(59,132,780)	$19,714,993

Net loss		-	(57,746)	-	-	(24,882,076)	(24,939,822)
Foreign currency translation adjustments		-	-	(48,747)	-	-	(48,747)
Shares issued for follow on offering	23,571,429	6,580,300	-	-	-	-	6,580,300
Shares issued for exercise of warrants	18,170,707	5,990,930	-	-	-	-	5,990,930
Shares issued for the failed acquisition (1)	73,873,784	29,327,892	-	-	-	-	29,327,892

2024 Share Plan	27,600,000	5,105,964	-	-	-	-	5,105,964
Reverse stock split (cancellation of shares)	(217,089,704)	(130,523,807)	-	-	-	-	(130,523,807)
Reverse stock split (issuance of shares based on 1 for 10 ratio)	21,708,798	130,523,807	-	-	-	-	130,523,807
2024 Share Plan (Issuance after reverse stock split)	3,000,000	1,315,664	-	-	-	-	1,315,664
Share based compensation	-	672,767	-	-	-	-	672,767
CEO Purchase of Shares	500,000	455,000	-	-	-	-	455,000
CEO Compensation	5,032,753	3,448,946	-	-	-	-	3,448,946
Issuance in satisfaction of Liability	135,120	215,161	-	-	-	-	215,161
Genius Group - ATM Shares	34,014,680	31,571,382	-	-	-	-	31,571,382

Balance as of, December 31, 2024	64,391,351	$166,301,870	$5,631,729	$(110,313)	$(8,398,000)	$(84,014,856)	$79,410,430

1)	This represents shares issued for the acquisition of FatBrain which was subsequently rescinded and are expected to be cancelled.

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

	For the years ended December 31,
	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(24,939,822)	$(5,711,222)	$(56,006,439)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	4,217,563	532,466	1,308,784
Depreciation and amortization	2,058,527	3,271,051	2,350,640
Deferred income taxes	-	(755,973)	(1,284,166)
Loss on foreign exchange transactions	375,036	375,407	619,267
(Reversal)/provision for doubtful accounts	(575,384)	2,821,611	(1,509,486)
Impairment loss	8,426,865	15,371,643	28,246,010
Loss on disposal of property, plant and equipment	946,204	-	-
Reversal of impairment	(836,521)	-	-
Gain on lease modification	-	(308,763)	-
Revaluation adjustment on contingent liabilities	(3,714,000)	(32,774,594)	13,838,197
Other interest paid – loans	1,146,440	1,250,312	847,520
Interest expense on lease liabilities	-	787,341	491,336
Interest expense on convertible debt obligation	-	1,701,964	-
Interest Income	-	(45,104)	(26,380)
Revaluation of digital assets	(440,145)	-	-
Changes in operating assets and liabilities
Accounts receivable	(359,691)	2,570,324	1,161,349
Pledge deposit	711,026	(711,026)	-
Other receivables	7,437	21,027	(19,138)
Prepaid expenses and other current assets	(110,703)	62,111	1,489,459
Digital assets	(30,000,989)	-	-
Inventories	288,054	120,977	(545,449)
Accounts payable	(1,121,354)	2,706,803	(107,372)
Accrued expenses and other current liabilities	794,158	55,342	751,442
Contract liability	(1,018,760)	(2,824,190)	996,324
Current tax provision	-	(776,080)	220,570
Deferred tax liability	(2,281,654)	-	-
Income tax payable	79,696	(152,117)	(237,759)
Other non-current asset	-	1,448	—
Total Adjustments	(21,408,195)	(6,698,020)	48,591,148
Net cash used in operations	(46,348,017)	(12,409,242)	(7,415,291)
CASH FLOWS FROM INVESTING ACTIVITIES:
Interest received	-	45,104	26,380
Internally developed software	(492,900)	(438,228)	(743,995)
Acquisitions	-	(2,299,231)	(8,843,458)
Purchase of property, plant and equipment	(7,003)	(131,055)	(222,680)
Proceeds from disposal of property, plant and equipment	1,264	-	-
Purchase of investment in GU	-	(20,000)	-
Investment at fair value	(1,000,000)	-	-
Purchase of other non-current assets	(6,595,180)	-	-
Acquisition of intangible assets	-	-	(279,356)
Net cash used in investing activities:	(8,093,819)	(2,843,410)	(10,063,109)
CASH FLOWS FROM FINANCING ACTIVITIES:
Other interest paid - loans	(1,146,440)	(1,250,312)	(847,520)
Amount due to/from related party, net	(484,078)	1,546,010	(221,842)
Proceeds from derivative liability, net	-	-	(250,000)
Advance received for share issuances
Proceeds from IPO, net	-	-	17,308,453
Proceeds from convertible debt, net of issuance costs	-	8,923,994	4,184,964
Proceeds from equity issuances	49,542,323	-	2,701,215
Issuance from convertible debt	-	-	(509,311)
Repayment of lease liabilities	-	(775,728)	(957,430)
Proceeds from loans	10,000,000	2,000,000	972,593
Repayment of loans	(2,552,874)	(593,950)	(1,285,181)
Net cash provided by financing activities	55,358,931	9,850,014	21,095,941
Increase (decrease) in cash and cash equivalents during the year	917,095	(5,402,638)	3,617,541
Foreign exchange impact on cash	83,085	296,822	318,090
Cash and cash equivalents, beginning of year	614,753	5,720,569	1,784,938
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$1,614,933	$614,753	$5,720,569

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1 — BUSINESS ORGANIZATION AND NATURE OF OPERATIONS

Genius Group Limited ( “GG”) is an AI-powered entrepreneur education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. We are powering the exponential ecosystems of tomorrow for entrepreneurs, enterprises, governments and students through AI education and acceleration. The Company holds digital asset portfolio is mainly comprised of cryptocurrency, Bitcoin.

The GG operates through its main subsidiaries, GeniusU Ltd (“GU”), Education Angels (“EA”), E-Squared Education (“ESQ”), Property and Mastermind Networks Limited (“PIN”) and Revealed Films (“RF”). In 2023 the Company also operated through its subsidiary University of Antelope Valley (“UAV”) (see Note 38). The Company owns 100% ownership all of the subsidiaries except 96.5% in GeniusU Ltd. During the year 2023, the GG spun off Entrepreneur Resorts Limited (“ERL”).

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

UAV was an accredited university based on a 10-acre campus in the United States. The Company is currently under liquidation.

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

As reflected in the accompanying consolidated financial statements, the Group incurred net loss of US$24.9 million and generated negative cash flows from operations of US$46.3 million. As of December 31, 2024, the Group has accumulated deficit of US$84 million. While the Group holds substantial cash and digital assets on its balance sheet, there is a risk regarding its ability to continue as a going concern over the next twelve months if additional sources of capital are not secured. Currently, the Group’s ability to access its at-the-market (“ATM”) facility is restricted due to the Preliminary Injunction (“PI”) issued by the United States District Court for the Southern District. The Group intends to seek relief from the PI and, upon the restoration of access to the ATM facility, expects to use it to support continued growth initiatives, strengthen its treasury, and pursue strategic acquisitions that are cash-generative and accretive to earnings.

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

Significant judgments and use of estimates

The preparation of the consolidated financial statements in conformity with the IFRS requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Group bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes, Significant estimates and assumptions made by management include, among others, useful lives and impairment of long-lived assets, goodwill, useful lives and impairment of intangible assets, collectability of accounts receivable, allowance for doubtful accounts, and impairment allowance for inventory, deferred tax and contingent liabilities. While the Group believes that the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

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

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following disclosures of fair value measurements use a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value:

●	Level 1 inputs: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.

●	Level 2 inputs: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs: unobservable inputs for the asset or liability.

The Group’s policy is to recognize transfers into and transfers out of any of the three levels as of the date of the event or change in circumstances that caused the transfer.

Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash in hand, bank balances and short-term deposits with original maturity of three months or less.

Restricted cash

Restricted cash as at December 31, 2024 is nil compared to December 31, 2023 represents the letter of credit issued from University of Antelope Valley

Digital assets

The Group’s digital asset portfolio mainly comprise of cryptocurrency, Bitcoin.

Since the Group actively trades Bitcoin, holds them with a view to exchange for cash at any moment the Group deems appropriate, and generating a profit from price fluctuations. Moreover, Bitcoin is considered essentially a current asset with 24-hour-tradable active market.

The Group shall apply the guidance in IAS 2 for commodity broker-traders and measures such digital assets at fair value less costs to sell. The Group considers there are no significant “costs to sell” digital assets, and hence the measurement of digital assets is based on their fair values at the closing price on each reporting date, with changes in fair values recognized in the statement of profit or loss. The value of closing price per Bitcoin unit is derived based on the total USD-equivalent holding value divided by the total Bitcoin units held, at the most recent available cut-off time in Singapore time zone (UTC+08:00) on December 31, 2024.

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

Investments in equity instruments

Investments in equity instruments are presented in Note 13, Investments at Fair Value and Investments in Joint Venture.

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

If accounts payable contain a significant financing component, and the effective interest method results in the recognition of interest expense, then it is included in profit or loss. Trade and other payables expose the Company to liquidity risk and possibly to interest rate risk. Refer to Note 34, Financial Risk Management, for details of risk exposure and management thereof.

Loans payable and convertible debt

Loans payable are recognized when the Company becomes a party to the contractual provisions of the loan and are classified as financial liabilities subsequently measured at amortized cost.

The loans are measured, at initial recognition, at fair value plus transaction costs, if any, and are subsequently measured at amortized cost using the effective interest method. Interest expense, calculated on the effective interest method, is included in profit or loss. Borrowings expose the Company to liquidity risk. Refer to Note 34, Financial Risk Management, for details of risk exposure and management thereof.

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

Pursuant to IFRS 16, a lease liability and corresponding right-of-use asset are recognized at the lease commencement date for all lease agreements for which the Company is a lessee. Details of leasing arrangements where the Company is a lessee are presented in Note 12, Right of Use Asset and Lease Liability.

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

Non-controlling interest represents the portion of comprehensive loss and net assets attributable to minority shareholders. Non-controlling interest is identified in the consolidated statements of operations and under equity in the Consolidated Balance Sheets.

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

As of December 31, 2024, the Company had contract liability for remaining unsatisfied performance obligations of $ 1,731,378 (2023: $2,750,137), which is expected to be recognized within one year.

During the year ended December 31, 2024, the Company recognized revenue of $2,284,383 (2023: $5,885,848) that was included in the contract liability balance at the beginning of the period.

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

Stock-based compensation

In April 2023 the Board of Directors adopted the 2023 Equity Incentive Plan (the “2023 Incentive Plan”). Stock-based awards are measured at the grant date based on the fair value of the award and are recognized as expense, net of actual forfeitures, on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The determination of the grant date fair value of stock awards issued is affected by a number of variables, including the fair value of the Company’s common stock, the expected common stock price volatility over the expected life of the awards, the expected term of the stock option, risk-free interest rates, the illiquidity of the option given its non-transferability, and the expected dividend yield of the Company’s common stock. The Company derives its volatility from the average historical stock volatilities of the Company over a period equivalent to the expected term of the awards. The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of grant. The expected dividend yield is 0.0% as the Company has not paid and does not currently anticipate paying dividends on its common stock.

NOTE 3 — RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Standards	Effective for periods beginning on or after

Amendments to IAS 1 Non-current Liabilities with Covenants	January 1, 2024
Amendments to IAS 1 Classification of liabilities as current or non current	January 1, 2024
Amendments to IFRS 16 Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements	January 1, 2024

The Company’s adoption of the standards above had no material impact on the consolidated financial statements in the year of initial application.

Recent Accounting Standards Not Yet Adopted	Effective for periods beginning on or after

Amendments to IAS 21 Lack of Exchangeability	January 1, 2025
Amendments to IFRS 7 and IFRS 9 Classification and measurement of Financial Instruments	January 1, 2026
Annual improvements to IFRS Accounting Standard-Volume 11	January 1, 2026
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IAS 21 Lack of Exchangeability	January 1, 2025

The Company expects that the adoption of the standards above will have no material impact on the consolidated financial statements in the year of initial application.

NOTE 4 — BUSINESS COMBINATIONS

Genius Group Ltd.’s Acquisition of Revealed Films

On October 4, 2022, Genius Group Ltd acquired 100% of the voting equity interest of Revealed Films for $11,256,080 of purchase consideration, made up of 1,353,966 of Genius Group Ltd ordinary shares for $2.96 million, $1 million in cash, $2 million of loans payable discounted as $1.9 million, $6.7 million in top up consideration payable upon achieving the pre-agreed milestones and ($1.3) million for the Claw Back clause giving rights to the buyer to return the company to the seller. The loans payable of $2 million was paid to the sellers during Q1 2023. The Company has agreed to pay top up consideration of 1.5X the difference between the revenue in 2023, 2024 and 2025 if the revenue growth is higher than $2 million and a profit of at least 7%. The revenue growth is calculated as revenue during the year minus $2 million or previous year’s revenue if the target was met. The acquisition of Revealed Films occurred in the 4th quarter of the year 2022 and the valuation was finalized by an independent third-party in the year 2023. Revealed Films is a film production company based in Utah. For the year 2022, the reporting was basis the preliminary allocation of the purchase consideration by the management.

Below is a summary of the purchase consideration to the fair value of the assets and liabilities associated with Revealed Films at acquisition.

	As of December 31, 2022	Change	As of December 31, 2023
Purchase price
Value of shares	$7,000,000	(4,043,920)	2,956,080
Cash	1,000,000	-	1,000,000
Deferred payment	2,000,000	(100,000)	1,900,000
Top-up share options	10,380,397	(3,680,397)	6,700,000
Claw back clause	-	(1,300,000)	(1,300,000)
Total purchase price	20,380,397	(9,124,317)	11,256,080
Less: acquired cash	(145,532)	(468)	(146,000)
Purchase price, net of acquired cash	20,234,865	(9,124,785)	11,110,080
Accounts receivable	(152,920)	(80)	(153,000)
Prepaid expenses and other current assets	(745,521)	521	(745,000)
Goodwill	(1,008,694)	1,008,694	-
Intangible assets	(8,884,000)	(876,000)	(9,760,000)
Accounts payable, accrued expenses and other liabilities	1,660,727	(958,727)	702,000
Deferred tax liability	2,202,088	(2,202,088)	-

Goodwill	$13,306,545	(12,152,465)	1,154,080

The acquired intangible assets are as follows

	As of December 31, 2022	Change	As of December 31, 2023
Trademarks	$-	700,000	$700,000
Film Library	-	4,600,000	4,600,000
Customer List	-	4,200,000	4,200,000
Customer Relationship	8,884,000	(8,624,000)	260,000

Total	$8,884,000	(876,000)	$9,760,000

NOTE 5 — ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2024	2023

Accounts receivable, (gross)	$7,620,758	$8,411,835
Less: Allowance for expected credit losses	$(5,967,520)	$(6,542,904)
Accounts receivable, net	$1,653,238	$1,868,931

The changes in the allowance for expected credit losses are as follows:

	For the Years Ended December 31,
	2024	2023

Balance at the beginning of the year	$6,542,904	$3,721,293
Add: Additions	-	2,821,611
Less: Reversals	(575,384)	-
Balance at the end of the year	$5,967,520	$6,542,904

NOTE 6 — OTHER RECEIVABLES

	As of December 31,
	2024	2023

Other receivables (Short term)
GST receivable	$13,620	$15,386
Due from utility companies	-	35,079
Amount due from Prime Source LLP	106,400	-
Due from owners of UAV	1,613,859	-
Other	7,297	-
Other receivables (short term)	$1,741,176	$50,465

Other receivables (Long term)
PJ Finn	$743,007	$755,718
Richard Evans	15,018	15,276
Other Receivables (long term)	$758,025	$770,994
	$2,499,201	$821,459

The other receivables (long term) are recoverable after one year from the balance sheet date. The management is in ongoing discussion with the parties to agree to the settlement agreement for repayment of the receivable.

NOTE 7 — DUE FROM RELATED PARTIES

Due from related parties as of December 31, 2024 and 2023 represents amounts receivable from related entities of the Company. The receivables are unsecured, bear no interest and are due on demand. The due from related parties (short term) are recoverable within one year. The management is in ongoing discussion with the seller of PIN which constitutes the major portion of the due from related parties (short term) to agree to the settlement agreement for repayment of the receivable which is expected to be settled within 2025. The original expiry of the receivable was three years from the date of acquisition which is April 30, 2025.

	As of December 31,
	2024	2023

Due from related parties (Short term)
Due from MSJ Foundation	$-	$26,276
Due from Entrepreneur Resorts Limited and Subsidiaries	32,782	4,782,251
BMV Finance	2,042,586	-
Simon Zutshi	1,391,747	-
BG3 Ltd.	728,052	-
Zutshi LLP	393,252	-
Vision1 Investments	289,511	-
Crowd Property	269,110	-
Throckley	216,217	-
Property Mastermind International	122,165	-
Others	229,319	158,206
Total due from related parties (short term)	$5,714,741	$4,966,733

Due from related parties (Long term)
BMV Finance	$-	$2,076,221
Simon Zutshi	-	1,395,228
BG3 Ltd.	-	740,506
Zutshi LLP	-	399,979
Vision1 Investments	-	294,464
Crowd Property	-	273,713
Throckley	-	219,916
Property Mastermind International	-	124,577
Others	-	103,694
Total due from related parties (long term)	$-	$5,628,298
	$5,714,741	$10,595,031

During the year 2024, the amount due from Entrepreneur Resorts Limited was converted into 1,739,000 shares of common stock at a price per share of US $2.75.

NOTE 8 — DIGITAL ASSETS

	As of December 31,
	2024	2023

Digital assets
Bitcoin Treasury – freely-traded	$10,550,934	$-
Bitcoin Treasury – restricted (1)	19,890,199	-
Total	$30,441,133	$-

(1)	On December 30, 2024, the Group has entered into a loan with a commercial lender for $10 million principal amount loan to purchase Bitcoin. The loan has an 18-month term and bears interest at 13.9% per annum, with interest repaid monthly over the 18-month term and the principal payable in full at the end of the term. The Group may repay the loan early with no penalty. The loan is secured against the Group’s current Bitcoin Treasury. On December 27, 2024, $19,490,644 equivalent of Bitcoin (around 208.7180 Bitcoin) were transferred out from Coinbase and transferred into Arch Platform in order to secure the commercial loan, which would be restricted from trading. In return, the $10 million loan in the form of USDC were sent to Coinbase, and 100% of the loan were used to purchase additional Bitcoin (around 105.7173 Bitcoin).

On December 31, 2024, the Group revaluated the Bitcoin held in both Coinbase and Arch Platform at a closing price of $95,297, and the total Bitcoin Treasury were recorded at $30,441,133 ($10,550,934 and $19,890,199 of Bitcoin Treasury in Coinbase and Arch Platform, respectively), with revaluation gain recognized at $440,145.

NOTE 9 — INVENTORIES

As of December 31, 2024, and 2023 inventories consist of:

	As of December 31,
	2024	2023
Movie production	$467,230	$686,892
Books and periodicals	-	68,392
	$467,230	$755,284

NOTE 10 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2024, and 2023, prepaid expenses and other current assets consist of:

	As of December 31,
	2024	2023
Prepaid expenses	$770,932	$631,221
Deposits	4,756	10,268
Other current assets	10,688	25,184
Total	$786,376	$666,673

NOTE 11 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2024, and 2023:

	Cost	Accumulated Depreciation	Value as of December 31 2024	Cost	Accumulated Depreciation	Impairment	ERL spin off	Value as of December 31 2023
Land	$—	$—	$—	1,486,718	$—	$(1,486,718)	(1,495)	$—
Buildings	71,034	—	71,034	4,541,374	(1,289,314)	(3,252,060)	—	—
Leasehold property	—	—	—	5,136,738	(2,999,931)	(2,134,654)	—	2,153
Plant and machinery	—	—	—	149,422	(92,197)	(55,690)	(1,535)	—
Furniture and fixtures	112,467	(103,146)	9,321	662,706	(390,985)	(108,736)	(15,661)	147,324
Motor vehicles	134,180	(113,614)	20,566	400,756	(334,662)	(12,808)	(20,025)	33,261
Office equipment	41,809	(23,828)	17,981	100,106	(44,350)	(7,975)	(367)	47,414
IT equipment	228,362	(207,417)	20,945	143,141	(113,795)	(3,589)	(18,039)	7,718
Computer equipment	216,350	(211,981)	4,369	62,689	(45,343)	—	8,810	26,156
Programs and textbooks	232,510	(222,331)	10,179	16,594	(4,761)	—	—	11,833
Spa equipment, curtains, crockery, glassware, and linen	317,438	(170,302)	147,136	541,425	(253,873)	(45,274)	(61,386)	180,892
	$1,354,150	$(1,052,619)	$301,531	$13,243,164	$(5,569,211)	$(7,107,504)	(109,698)	$456,751

Reconciliation of property and equipment — 2024

	Opening Balance as of January 1, 2024	Adjustment	Additions	Disposals	Translation	Depreciation	Closing Balance as of December 31, 2024
Land	$—	$—	$—	$—	$—	$—	$—
Buildings	—	140,132	—	(61,400)	(7,698)	—	71,034
Leasehold property	2,153	—	—	(2,153)	—	—	—
Plant and machinery	—	—	—	—	—	—	—
Furniture and fixtures	147,324	(140,132)	—	(5,015)	7,380	(236)	9,321
Motor vehicles	33,261	—	—	—	(3,128)	(9,567)	20,566
Office equipment	47,414	—	—	(27,340)	(2,093)	—	17,981
IT equipment	7,718	16,999	—	(5,727)	11,454	(9,499)	20,945
Computer equipment	26,156	(16,999)	7,003	(1,725)	(6,207)	(3,861)	4,369
Programs and textbooks	11,833	—	—	—	(1,654)	—	10,179
Spa equipment, curtains, crockery, Glassware and linen	180,892	—	—	(6,913)	(26,843)	—	147,136
	$456,751	$—	$7,003	$(110,271)	$28,789	$(23,163)	$301,531

Reconciliation of property and equipment — 2023

	Opening Balance as of January 1, 2023	Additions	Disposals	Translation	Depreciation	ERL Spin off	Closing Balance as of December 31, 2023
Land	$—	$1,495	$—	$—	$—	$(1,495)	$—
Buildings	—	—	—	—	—		—
Leasehold property	2,153	—	—	—	—		2,153
Plant and machinery	—	1,535	—	—	—	(1,535)	—
Furniture and fixtures	152,837	19,692	(4,032)	—	(5,512)	(15,661)	147,324
Motor vehicles	51,842	25,101	(5,076)	(3,912)	(14,670)	(20,025)	33,261
Office equipment	62,038	367	—	—	(14,624)	(367)	47,414
IT equipment	24,716	1,041	—	—	—	(18,039)	7,718
Computer equipment	38,881	20,438	(11,410)	—	(30,563)	8,810	26,156
Programs and textbooks	16,594	—	—	—	(4,761)		11,833
Spa equipment, curtains, crockery,	214,070	61,385	—	(7,940)	(25,237)	(61,386)	180,892
glassware and linen
	$563,131	$131,054	$(20,518)	$(11,852)	$(95,367)	$(109,697)	$456,751

NOTE 12 — RIGHT OF USE ASSET AND LEASE LIABILITY

Net carrying amounts of right-of-use assets

The carrying amounts of right-of-use assets are as follows:

	As of December 31,
	2024	2023
Right of use asset – Buildings (related party)	$-	$11,149,101
Accumulated depreciation of right of use assets (related party)	-	(997,456)
Impairment	-	(10,151,645)
	$-	$-

During the year ended December 31, 2024, the Company recorded depreciation of right-of-use assets of Nil (2023 — $1,004,913). The 2023 balance are related to ERL entity which has been spun off.

The amortization amount and interest expense of the lease for the year 2024 was Nil (2023: $775,728) and Nil (2023: $787,341) respectively.

During July 2022, the Company signed two lease agreements for University of Antelope Valley’s buildings with the former owners, a related party, both with 12-year terms. A right of use asset and a lease liability of $11,149,101 was booked to the Consolidated Statements of Financial Condition for the leases. Management has conducted an assessment and concluded that it is appropriate to proceed with a full write-off of the asset and associated liability in question. This decision is based on the alignment of the liability with the full impairment of the relevant ROU asset. The closure order of the school, coupled with subsequent events, has prompted management to reassess the validity, enforceability and value of the agreement entered with the previous owners. The Company has recorded a gain of $308,763 due to lease modification in the year 2023.

NOTE 13 — INVESTMENTS

Investments at Fair Value

As of December 31, 2024, and 2023, investments at fair value consist of:

	As of December 31,
	2024	2023
Investments in YouGo World	$-	$28,698
Investments in ERL	1,381,666	-
	$1,381,666	$28,698

On September 11, 2017, the Company entered into an agreement to purchase a 2.5% interest in YouGo World ltd., a start-up company focusing on mixed reality platforms, content, and services.

The investment was impaired based on the available public information and the provision for impairment of $28,698 has been accounted as of December 31, 2024.

On January 2024, the Company entered into an agreement to acquire 1,817,981 shares in Entrepreneur Resorts Limited at a market value of $2.75 per share. The total cost of acquiring the shares was $4,999,448 which was paid by $3,999,448 via receivable offset and balance of $1,000,000 by cash paid over a period of time during the year 2024.

As of December 31, 2024, the shares of Entrepreneur Resorts Limited was trading at $0.76 per shares and the Company has revalued the investment by using the fair market value approach as of December 31, 2024 and booked the unrealized loss of $3,617,782. As a listed Investment, the share price of ERL are expected to be volatile and are subject to bring fluctuation in the share price.

Investments in Joint Venture

As of December 31, 2024, and 2023, investments in joint venture consists of:

	As of December 31,
	2024	2023
Investments in Health 360 Pte Ltd	$366	$379

NOTE 14 — GOODWILL

Changes in goodwill are as follows during the years ended December 31, 2024 and 2023:

Balance as of January 1, 2023	31,688,887

Less: Goodwill reduction as per PPA	(4,919,920)
Less: Impairment	(15,371,643)
Add: Foreign currency translation	27,824
Balance as of December 31, 2023	$11,425,148
Less: Impairment	(2,996,248)
Less: Foreign currency translation	(90,353)
Balance as of December 31, 2024	$8,338,547

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

Goodwill was initially recognised in business combinations between 2017 and 2022, and is monitored at CGU level. The Company noted indicators of impairment as at December 31, 2024 and 2023, including market capitalization and operating conditions, and, as a result, carried out an assessment of the impairment of its goodwill and other assets. In testing for impairment, goodwill and other assets acquired in a business combination were allocated to the cash-generating units to which they related. As a result of impairment testing performed in December 31, 2024 and 2023, the Company determined an impairment loss of $4.7 million (2023 - $15.4 million), representing the difference between the recoverable amount and the carrying value of the CGU.

The impairment loss during the years ended December 31, 2024 and 2023 has been allocated as follows:

Goodwill - $ 3m (2023 - $15.4 million) and

Intangible assets - $1.8m (2023- Nil)

The significant assumptions applied in the determination of the value in use amount as at December 31 2024 and December 31, 2023 are as explained as follows.

Cash flows: Estimated cash flows were projected based on estimated operating results from internal sources as well as industry and market trends. Estimated cash flows are primarily driven by sales volumes, selling prices and operating costs. The forecasts are extended to a total of five years (and a terminal year thereafter) and were approved by the management. In 2024, we have used country specific tax rate in the cash flow projection model. In 2024, tax rate of 4.55%-28.00% was used in the cash flow projection model;

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

Budgeted revenue growth rate - between 5% and 20%, depending on the CGU, and varying across the forecast years

Terminal value growth – 3x-5x

Discount rate – 6%-25%

NOTE 15 — INTANGIBLE ASSETS

The Company’s intangible assets consist of costs incurred in connection with the development of the Company’s digital education software platform, the acquisition of customer relationships and trademarks.

	Cost	Accumulated depreciation	Impairment	Carrying amount as of December 31 2024	Cost	Adjustment	Accumulated depreciation	Impairment	Carrying amount as of December 31 2023
GeniusU software platform	$4,486,619	$(3,095,867)	$(1,084,613)	$306,139	$3,993,719	$—	$(2,510,139)	$(1,084,613)	$398,967
Trade names, trademarks and domain names	7,632,945	(11,514)	(194,531)	7,426,900	6,932,945	700,000	—	-	7,632,945
Film Library	4,600,000	(1,217,646)	(939,964)	2,442,390	-	4,600,000	(676,470)	-	3,923,530
Customer list	4,200,000	(1,890,000)	(641,954)	1,668,046	-	4,200,000	(1,050,000)	-	3,150,000
Customer Relationship	340,000	(262,691)	(7,688)	69,621	8,964,000	(8,624,000)	(194,691)	-	145,309
	$21,259,564	$(6,477,718)	$(2,868,750)	$11,913,096	$19,890,664	$876,000	$(4,431,300)	$(1,084,613)	$15,250,751

A reconciliation of intangible assets for the years ended December 31, 2024 and 2023 are as follows:

	Balance as of December 31, 2023	Software Development Additions	Amortization Expense	Impairment	Balance as of December 31, 2024
GeniusU software platform	$2,909,106	$492,900	$-	$-	$3,402,006
Trade names, trademarks and domain names	7,632,945	-	(11,514)	(194,531)	7,426,900
Film Library	3,923,530	-	(541,176)	(939,964)	2,442,390
Customer List	3,150,000	-	(840,000)	(641,954)	1,668,046
Customer Relationship	145,309	-	(68,000)	(7,688)	69,621
Accumulated amortization	(2,510,139)	-	(585,728)	-	(3,095,867)
Net carrying value	$15,250,751	$492,900	$(2,046,418)	$(1,784,137)	$11,913,096

	Balance as of December 31, 2022	Software Development Additions	Adjustments	Amortization Expense	Balance as of December 31, 2023
GeniusU software platform	$2,470,878	$438,228	-	$—	$2,909,106
Trade names, trademarks and domain names	6,932,945	—	700,000	—	7,632,945
Film Library			4,600,000	(676,470)	3,923,530
Customer List	—	—	4,200,000	(1,050,000)	3,150,000
Customer Relationship	8,642,168	—	(8,624,000)	127,141	145,309
Accumulated amortization	(1,938,698)	—	-	(571,441)	(2,510,139)
Net carrying value	$16,107,293	$438,228	876,000	$(2,170,770)	$15,250,751

During the years ended December 31, 2024 and 2023, the Company recorded amortization of intangible assets in the amount of $2,046,418 and $2,170,770 respectively.

Annual estimated total amortization expense is $1.97 million, $1.85 million, $1.47 million for 2025 through 2027 and $1.93 million thereafter.

NOTE 16 — DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and (liabilities) as of December 31, 2024 and 2023 and the related activity for the years ended December 31, 2024 and 2023 are as follows:

	Balance as of December 31, 2023	Recognized in equity	Recognized in Provision for Income Taxes	Balance as of December 31, 2024
Non-current assets:
Intangible Assets	$(3,303,471)	$-	$3,303,471	$-
Property, plant, and equipment	595,911	(795,115)	199,092	(112)
Other	6,933	—	(6,933)	-
	(2,700,627)	(795,115)	3,495,630	(112)

Current assets:
Receivables	—	—	—	—
Prepaid expenses	333,551	—	(332,107)	1,444
Other (Section 24C allowance)	986,367	—	(986,367)	—
	1,319,918	—	(1,318,474)	1,444

Current liabilities:
Depreciation	—	—	—	—
Income in Advance	408,206	33,663	(441,869)	-
Tax Losses	(1,307,820)	761,452	546,368	-
Net deferred tax assets and (liabilities)	$(2,280,323)	$-	$2,281,655	$1,332

	Balance as of December 31, 2022	Recognized in Equity		Recognized in Provision for Income Taxes	Balance as of December 31, 2023
Non-current assets:
Intangible Assets	$(3,901,425)		$-	$597,954	$(3,303,471)
Property, plant, and equipment	(87,695)	795,115		(111,509)	595,911
Other	(2,240)	—		9,173	6,933
	(3,991,360)	795,115		495,618	(2,700,627)

Current assets:
Receivables	—	—		—	—
Prepaid expenses	-	—		333,551	333,551
Other (Section 24C allowance)	134,390	-		851,977	986,367
	134,390	-		1,185,528	1,319,918

Current liabilities:
Depreciation	—	—		—	—
Income in Advance	365,377	(33,663)		76,492	408,206
Tax Losses	100,464	(761,452)		(646,832)	(1,307,820)
Net deferred tax assets and (liabilities)	$(3,391,129)	$-		$1,110,806	$(2,280,323)

Unused tax losses for which no deferred tax assets have been recognized as of December 31, 2024 and 2023 are as follows:

	As of December 31,
	2024	2023

Unused tax losses for which no deferred tax assets has been recognized	$(56,417,466)	$(43,402,517)
Potential tax benefit of such unused tax losses at applicable statutory tax rates	$(11,501,499)	$(7,722,631)
	$(11,501,499)	$(7,722,631)

Management has evaluated and concluded that there were no material uncertain tax positions requiring recognition in the Group’s consolidated financial statements as of December 31, 2024 and 2023.

No tax audits were commenced or were in process during the years ended December 31, 2024 and 2023 and no tax related interest or penalties were incurred during those years.

The following jurisdictions and tax years are open to audit:

Jurisdiction	Open Tax Years
Indonesia	2020 - 2024
New Zealand	2021 - 2024
Singapore	2021 - 2024
South Africa	2021 - 2024
United Kingdom	2023
United States	2022 – 2024

NOTE 17 — OTHER NON-CURRENT ASSETS

As of December 31, 2024 and 2023, other non-current assets consist of:

	As of December 31,
	2024	2023
Deposit for investment in FBPAL (1)	$29,327,892	$-
Amounts due from FBPAL (1)	6,595,180	-
Liquor license	18,889	18,889
	$35,941,961	$18,889

(1)	On March 14, 2024, the Company issued 73,873,784 ordinary shares (“Consideration Shares”) at a market price of $0.3970 to LZG International Inc (“LZGI”) for the acquisition of FB Prime Source Acquisition LLC (“FBPAL”) and its assets, subject to the Asset Purchase Agreement dated on January 24, 2024. Subsequent to the share issuance, the Company has made cash payments in total of US$6,595,180 to FBPAL between March and August, 2024, as post-closing funding commitment as per agreement. As of December 31, 2024, the acquisition has been rescinded and such shares will not be converted into investment in a subsidiary through obtaining control of FBPAL. Currently, the Company is under the arbitration process to request the return of 73,873,784 ordinary shares issued and US$6,595,180 cash paid. (Refer to “NOTE 24 EQUITY — Shares Issued Related to Unconsummated Acquisition” for more details)

NOTE 18 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

As of December 31, 2024 and 2023, accrued expenses and other current liabilities consist of:

	As of December 31,
	2024	2023
Accrued expenses	$1,011,720	$723,633
Other prepaid income	-	690,154
Sundry payables	610,738	629,004
VAT	374,926	288,432
Other taxation payable	69,546	87,982
	$2,066,930	$2,419,205

NOTE 19 — CONTRACT LIABILITY

As of December 31, 2024 and 2023, contract liability consists of:

	As of December 31,
	2024	2023
Educational revenue paid in advance	$1,731,378	$2,580,097
Advance bookings for lodges	-	170,040
	$1,731,378	$2,750,137

A reconciliation of contract liability for the years ended December 31, 2024 and 2023 are as follows:

	As of December 31,
	2024	2023
Contract liability, beginning balance	$2,750,137	$6,391,993
Addition	1,265,624	2,243,992
Revenue earned	(2,284,383)	(5,885,848)
Contract liability, ending balance	$1,731,378	$2,750,137

NOTE 20 — LOANS PAYABLE

As of December 31, 2024 and 2023, loans payable consisted of:

	As of December 31,
	2024	2023
Loans payable – current portion	$229,815	$2,467,656
Loans payable – non-current portion	10,033,989	254,455
	$10,263,804	$2,722,111

In September of 2019, the Company obtained lines of credit in the aggregate amount of S$400,000 (approximately $296,912 at the 2019 exchange rate) for working capital and business expansions requirements in Wealth Dynamics Pte Ltd, which the Company drew down on in full. Loans in the amount of S$100,000 (approximately $74,228 at the 2019 exchange rate) shall be repaid over 36 monthly installments including both principal and the respective accrued interest. Interest on such principal shall bear at a rate of 8% per annum plus a margin of 0.88%, subject to adjustment. The Company has the option to prepay the loan before its maturity date, subject to a fee of 6.88% if paid within twelve months from the drawdown date. Loans in the amount of S$300,000 (approximately $222,684 at the 2019 exchange rate) shall be repaid over 60 monthly installments including both principal and the respective accrued interest. Interest on such principal shall bear at a rate of 6.25% per annum, subject to adjustment. The loans are secured by personal guarantees of the Director. During the year ended December 31, 2024, the Company repaid the balance loan by aggregate of S$52,513, approximately $39,188 at the 2024 exchange rate (2023 — S$70,017, approximately $52,108 at the 2023 exchange rate) of principal plus the respective accrued interest.

Education Angels has obtained line of credit for working capital requirement in 2020, 2021 and 2022. The loans are secured by the guarantees of the Director and do not have covenant clauses. The outstanding principal as of December 31, 2024 and December 31, 2023 are as follows:

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding as of December 31, 2024	Outstanding as of December 31, 2023
IRD Loan	2020	$20,063	72 Months	3.25%	$3,088	$10,247
Juke NWN765	2021	$19,679	36 Months	1.30%	$-	$5,500
Qashqai NWN767	2021	$22,258	36 Months	1.20%	$-	$6,990
Qashqai NWN766	2022	$22,258	36 Months	1.20%	$-	$7,396

Mastermind Principles and Property Investors Network has obtained line of credit for the working capital requirement in 2020 and 2022. The loans are secured by the guarantees of the Director and do not have covenant clauses. The outstanding principal amount as of December 31, 2024 and December 31, 2023 are as follows –

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding as of December 31, 2024	Outstanding as of December 31, 2023
Lloyds CBIL (MPL)	2020	$239,540	60 Months	2.80%	$74,344	$126,067
Funding Circle Loan (MPL)	2022	$380,804	48 Months	9.30%	$121,576	$235,504
The Funding Circle (PIN)	2022	$116,054	48 Months	9.30%	$37,052	$69,271
Lloyds Bounceback Loan	2022	$51,378	72 Months	2.50%	$17,731	$30,764
Other loans	2021	$14,269	-	-	$10,013	$14,269

On July 26, 2023, Genius Group Ltd. executed and delivered a bridge note with an accredited investor in the face amount of $3.2 million, which has a $200,000 original issue discount. Pursuant to the bridge note, $2,000,000 delivered to a bank account identified by the Company. The balance of $1,000,000 was cancelled based on the mutual agreement between both the parties. The loan was fully repaid in January 2024.

On April 29, 2024, Genius Group Ltd, executed and entered into a promissory note with an accredited investor with a face value of $5,720,000, which has issuance discount of $720,000. Pursuant to the promissory note, $3,000,000 was delivered in April 2024 and $2,000,000 in May 2024. The loan was fully repaid by November 2024.

On December 27, 2024, Genius Group Ltd entered into a BTC backed loan with Arch Lending. The Company enabled a loan of $10,000,000 at an interest rate of 13.90% per annum. The Company deposited 208.71799579 as a collateral. The loan tenure is 18 months with the interest due on a monthly basis and a loan repayment due on maturity. The loan was subsequently refinanced in January 2025.

The details of the bridge loan and outstanding balance as of December 31, 2024 and December 31, 2023 are as follows –

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding as of December 31, 2024	Outstanding as of December 31, 2023
Bridge Loan (Alto Opportunity)	2023	$2,200,000	4 Months	0%	$-		$2,177,329
Promissory note (Alto Opportunity)	2024	5,720,000	18 Months	0%	$-	$
Arch Lending (BTC Collateral)	2024	10,000,000	18 Months	13.90%	$10,000,000		$-

Annual estimated total principal repayments are $229,815 in 2025 and $10,037,077 in 2026

NOTE 21 — DUE TO RELATED PARTIES

Loans from related parties as of December 31, 2024 and 2023 consist of the following:

	As of December 31,
	2024	2023
Other loans payable to related parties, current	4,001,091	4,907,181
Other loans payable to related parties, non-current	1,789	1,820
Total loans payable to related parties	$4,002,880	$4,909,001

The loan payable to the pre-acquisition owners of Revealed Films of $1,126,000 (2023: $870,000) is non-interest bearing and is due to the operational funding by the owner of $563,000 (2023:$435,000) by Jeff Hays and $563,000 (2023:$435,000) by Patrick Gentempo in accordance with the acquisition agreement to continue the operations of Revealed Films and to assist with financing the company. The nature of the loan is cash advances and repaid in 2024.

Education Angels was funded by an entity owned by the CEO and Director, Angela Stead during the year 2023 for $63,184 for short term working capital requirements. The loan was repaid during the year 2024.

The Company pays fees to Entrepreneurs Institute Australia Pty Ltd (“EIA”), an Australian company controlled and ultimately owned by Roger Hamilton and Sandra Morrell, directors of the Group. The company has been liquidated in the year 2023. The total in 2024 was Nil (2023: $117,790) as the Company was closed during the year. The sole purpose of the entity was to engage local team and physical resources to provide day to day support to the Group with its own business requirements as well as catering to external clients. EIA on-charges its costs and does not record a material profit or loss, therefore the related party shareholders do not receive any financial benefit from this arrangement. Unpaid fees are recorded as a related party loan payable and is not-interest bearing.

The Company pays fees to GeniusU Web Services India Pvt Ltd (“GU India”), an Indian company controlled and ultimately owned by Suraj Naik, an employee of the Group, and a family member of Suraj Naik. The total in 2024 was $260,596 (2023: $288,937). The sole purpose of the entity is to engage local team and physical resources to provide day to day support to the Group with its own business requirements as well as catering to external clients. GU India on-charges its costs and does not record a material profit or loss, therefore the related party shareholders do not receive any financial benefit from this arrangement. Unpaid fees are recorded as a related party loan payable and is not-interest bearing.

The loan payable to Roger Hamilton is for a loan agreement entered on October 16, 2023 with its CEO, Roger James Hamilton, to provide it with up to $4 million as an interest free loan, and to be converted into equity in the Company as ordinary shares and upon the same terms at the next qualified financing round. Roger Hamilton has loaned the Company $2.7 million under this agreement. The Company made the repayment of loan by converting $1.45 million to the Ordinary shares of the Company and repaying $1.15 million in cash. The outstanding balance under the CEO loan is $0.04 million as of December 31, 2024 ($2.1 million in 2023).

The Company has payable outstanding of Nil (2023: $491,950) as of December 31, 2024 to the related entity, Entrepreneur Resorts Limited which was spun off in September 2023.

NOTE 22 — CONVERTIBLE DEBT OBLIGATIONS- CURRENT PORTION AND NON CURRENT PORTION

As of December 31, 2024 and 2023 , the Company’s convertible obligations consisted of the following:

	As of December 31,
	2024	2023
Convertible debt obligations, beg, gross	$-	$7,975,851
Addition	-	-
Converted to equity	-	(5,971,029)
Converted to short term debt	-	-
Repayment	-	(2,004,822)
Deferred debt discount and Cost of Fund Raise	-	-
Convertible debt obligations, end, net	$-	$-
Convertible debt obligations, current portion	$-	$-
Convertible debt obligations, non-current portion	$-	$-

During the year ended December 31, 2024, the Company and holder of 2020 Convertible Notes in the agreement amount of $82,415 (2023: $416,830) was repaid. The unpaid amount as of December 31, 2024 was $40,000 (2023: $122,415) under the 2020 Convertible Notes plan and is classified as Short term debt.

In the year ended December 31, 2024, the Company and holder of 2022 Convertible Note converted aggregate amount of $0 (2023: $16,324,424) including the accrued interest of $0 (2023: $1,701,964) into the equity of Genius Group based on the share price calculated as per the agreement. The Company issued 0 (2023: 45,239,635) Genius Group Shares to fulfill the conversion request. The conversion was recorded as reduction in the liability and an increase to equity. The interest was charged to the profit and loss statement under interest expenses. The Company also repaid the principal amount of $0 (2023: $2,004,822). The outstanding balance as of December 31, 2024 and December 31, 2023 was nil.

NOTE 23 — CONTINGENT LIABILITIES

Contingent liabilities as of December 31, 2024 and December 31, 2023 consist of the following:

	As of December 31, 2024	As of December 31, 2023
Options	$-	1,690,000
Contingent consideration	-	2,024,000
	$-	3,714,000

To account for the Options and Top Up Consideration for the acquisitions the Company used the following income approach valuation methods:

Top Up Consideration and Call Option: The fair values of each were determined utilizing monte carlo simulations to simulate the potential payoffs. A monte carlo simulation is a problem solving technique used to approximate the probability of certain outcomes by running multiple trial runs, called simulations, using random variables.

Put Option: The fair value of the put option was determined using a closed-form option pricing model commonly referred to as the Black-Scholes option pricing model.

The Company utilized an independent third-party to determine the fair value of the fair value of the contingent earn outs and the fair value of options for the year 2023. As the option expired as of December 31, 2024, the Company wrote off the liability by recognizing the revaluation gain on the contingent considerations.

A reconciliation of contingent liabilities for the year ended December 31, 2024 and December 31, 2023 is as follows:

Options as on December 31, 2024

	Opening	Adjustments	Closing Value
PIN	$-	$-	$-
ESQ	1,690,000	(1,690,000)	-
	$1,690,000	$(1,690,000)	$-

Options as on December 31, 2023

	Acquisition Value	Adjustments	Closing Value
PIN	$22,350,000	$(22,350,000)	$-
ESQ	1,691,198	(1,198)	1,690,000
	$24,041,198	$(22,351,198)	$1,690,000

The Company has recorded the derivative liability for issuance of options as follows:

The Company has issued a call option to the seller of Property Investors Network which allows the seller to exercise the call option to repurchase the Company from the buyer, if the value of Company’s shares held by the seller is below GBP 10.2 million. To repurchase the Company the Genius Group shares held by the seller, Simon Zushi, must be transferred back to the Company, the seller must pay back £3 million to Genius Group, less any cash taken out of Property Investors Network by Genius Group during the period commencing on the acquisition closing date and ending on the call completion date. The validity of such option is one year from the first anniversary of the acquisition close date. The change in the fair value of the call option is recorded as a gain or loss to Revaluation adjustment of contingent liabilities on the Statement of Operations and Comprehensive Loss. During the year 2023, the seller of Property Investors Network agreed to cancel the right to exercise the call option and the Company has recorded change in the fair value of the call option as gain or loss of Revaluation adjustment of contingent consideration on the consolidated statement of operations and comprehensive (loss)/income during the year 2023. The fair value of call option was Nil in 2024 and 2023.

The Company has also issued a put option to the seller of E-Squared Enterprises Ltd which allows the seller to exercise the put option in return for the cash consideration, if the Company’s shares trade below $5.81 ($34.87 pre-split) at the agreed value of $1,907,598 at any given point of time from the date of commencement to two years. The change in the fair value of the put option is recorded as a gain or loss to revaluation adjustment of contingent liabilities on the Consolidated Statement of Operations and Comprehensive (Loss)/income during the years 2024 and 2023. The fair value of put option was Nil in 2024 as the option crossed the expiry during the year 2024 and $1,690,000 in 2023.

Contingent Consideration as on December 31, 2024

	Opening	Adjustments	Closing Value

RF	$2,024,000	$(2,024,000)	$-

Contingent Consideration as on December 31, 2023

	Acquisition Value	Adjustments	Closing Value
RF	$10,380,396	$(8,356,396)	$2,024,000
UAV	1,208,000	(1,208,000)	-
PIN	859,000	(859,000)	-
	$12,447,396	$(10,423,396)	$2,024,000

The Company has recorded contingent consideration related to the acquisition companies. The Company has agreed to pay the additional consideration to the seller of each companies listed on the table above upon achieving the pre-agreed milestones. The change in the fair value of contingent consideration is recorded as gain or loss to revaluation adjustment of contingent liabilities on the Statement of Operations and Comprehensive Loss during the years 2024 and 2023. The details of each contingent considerations are as follows:

Revealed Films – The Company has agreed to pay top up consideration of 1.5X the difference between the revenue in 2023, 2024 and 2025 if the revenue growth is higher than $7 million and a profit of at least 7%. The revenue growth is calculated as revenue during the year minus $7 million or previous year’s revenue if the target was met. The Company has signed the amendment in January 2024 to the original share purchase agreement to revise the calculation of contingent consideration to be calculated as 1.5X the difference in 2023, 2024 and 2025 revenue if the revenue growth is higher than $2 million. The fair value calculation for the 2024 and 2023 financials are calculated based on the revised and amended terms of agreement. The consideration will be paid by issuing Company shares in the assigned ratio for each of the sellers.

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

NOTE 24 — CONTRIBUTED CAPITAL

Contributed Capital

Equity Issued

During the years ended December 31, 2024 and 2023, the Company issued ordinary shares for net cash proceeds of $44,597,612 and $nil, respectively.

During the year ended December 31, 2024, the Company issued the Company ordinary shares with a net value of $6,580,300 from the follow on offering by issuing 23,571,429 ordinary shares (approximately 2,357,142 post consolidated shares). The Company also raised net proceed of $5,990,930 from warrant conversion by issuing 18,170,707 ordinary shares. The Company also issued 500,000 ordinary shares for the CEO purchase for the consideration of $455,000.

During the year ended December 31, 2024, the Company received an approval to utilize the ATM (“At the Market”) offering from the Securities and Exchange Commission for its registration statement F-3. The Company issued 34,014,680 ordinary shares for the net proceed of $31,571,382.

See below for discussions regarding additional equity issuances.

Shares Issued Related to Debt Conversions

During the year December 31, 2023, convertible debt obligations consisting of $18,026,388 of principal and accrued interest were converted into Genius Group shares pursuant to conversion offers extended by Genius Group Ltd. The amount was nil in 2024.

Shares Issued Related to Unconsummated Acquisition

On March 14, 2024, the Company issued 73,873,784 ordinary shares (“Consideration Shares”) at a market price of $0.3970 to LZG International Inc (“LZGI”) for the acquisition of FB Prime Source Acquisition LLC (“FBPAL”) and its assets, subject to the Asset Purchase Agreement dated on January 24, 2024. In September, 2024, the Company received allegations from the shareholders of LZGI and was informed that certain issues related to the ownership and control of shares and alleged financial obligation of FBPAL may be in violation of the transactional documents between the Company and LZGI regarding the acquisition FBPAL. Under such circumstances, the Company filed for arbitration to request for (i) the acquisition to be fully rescinded, (ii) LZGI to return the 73,873,784 issued Consideration Shares, and (iii) LZGI to return the $6,701,580 cash paid subsequent to the share issuance. As of December 31, 2024, the acquisition was rescinded, and the Company has not obtained control of the equity interest or assets of FBPAL. Currently, the arbitration is still ongoing, and all of the issued shares are restricted as per court order. Once the disputes are resolved with agreed upon arbitration result, the issued shares are expected to be returned to the Company.

Employee Share Based Issuance

During the year December 31, 2024, the Company issued 5,760,000 ordinary shares (adjusted for share consolidation) of the Company for the total consideration of $6,421,628 to cover the employment related expenses. The Company registered the S-8 to comply with employee share issuance during this period.

CEO Compensation Plan

During the year December 31, 2024, the Company issued 5,032,753 shares under the CEO Compensation plan for the consideration of $3,448,946. The shares were issued pursuant to CEO compensation plan upon attempted exit of the Company’s CEO by the Board.

Share Issuance in Satisfaction of the Liability

During the year December 31, 2024, the Company issued 135,120 ordinary shares (adjusted for share consolidation) of the Company for the total consideration of $215,161 in satisfaction of the liability based on the contract signed with the customers and vendors.

Share Based Compensation

During the year ended December 31, 2024 and 2023, the Company granted 160,000 and 873,429 Genius Group share options. The fair value of the options granted in 2024 was $177,914 and 2023 was $674,704, with the fair value expensed over the vesting period. During the year ended December 31, 2024, the Company issued 640,000 Restricted Stock Units (RSUs) (adjusted for share consolidation) to the staff The RSUs fair value of $494,854 being expensed during 2024 ($143,016 is in 2023).

The Company values stock options using the Black-Scholes option pricing model and used the following assumptions during the reporting periods:

	Year ended December 31,
	2024	2023
Risk-free interest rate	4.24%	4.25%
Contractual term (years)	1-4	1-4
Expected volatility	187.90%	204.20%
Expected dividends	0.00%	0.00%

A summary of the option activity during the year ended December 31, 2024 was as follows:

	No of Options	Weighted Average Share Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
Outstanding as of January 1, 2024	1,524,949	$2.54	2	$3,871,101
Granted	873,429	0.77	3	674,704
Exercised	-	-	-	-
Expired	(375,000)	3.52	-	(1,320,933)

Outstanding as of December 31, 2024	2,023,378	$1.59	2	$3,224,872

A summary of the option activity during the year ended December 31, 2023 was as follows:

	No of Options	Weighted Average Share Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
Outstanding as of January 1, 2023	1,026,520	$4.40	2	$4,517,330
Granted	873,429	0.77	4	674,704
Exercised	-	-	-	-
Expired	(375,000)	3.52		(1,320,933)
Outstanding as of December 31, 2023
	1,524,949	$2.54	2	$3,871,101

	Options Outstanding			Options Exercisable
Year	Exercise Price	Outstanding Number of Options	Underlying Common Stock	Weighted Average Remaining Life in Years	Exercisable Number of Warrants

2019 Share Option	$35.57	25,748	GNS	1	$25,748
2020 Share Option	58.12	7,464	GNS	1	7,464
2021 Share Options	60.00	13,421	GNS	3	13,421
2022 Employee Grants (Options)	77.10	519	GNS	3	519
2023 Employee Grants (Options)	7.70	87,343	GNS	3	87,343
2024 Employee Grants (Options)	2.94	160,000	GNS	3	-
	$11.33	294,495		2	$134,495

The Company recorded stock-based compensation in the amount of $4,217,563 and $532,466 during the years ended December 31, 2024 and 2023 respectively, in connection with the amortization of the grant date value of the stock options. The amount of $2,017,105 to be recognized as stock based compensation expense over the period 2024, 2025 and 2026.

NOTE 25 — REVENUES

The breakdown of revenues for the years ended December 31, 2024, 2023 and 2022 are shown below. The revenue is disaggregated into the categories the Company believes depict how and the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Years Ended December 31,
	2024	2023	2022
Campus Revenue
– Sale of goods	$-	$2,558,933	$2,527,590
– Rendering of services	-	1,892,451	2,110,531
Campus sub-total	-	4,451,384	4,638,121
Education Revenue
– Digital	5,381,488	8,373,848	8,011,319
– In-Person	2,531,230	10,237,522	5,544,176
Education sub-total	7,912,718	18,611,370	13,555,495
Total Revenue	$7,912,718	$23,062,754	$18,193,616

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

NOTE 26 — OTHER OPERATING INCOME

For the years ended December 31, 2024, 2023 and 2022, other operating income consists of:

	Years Ended December 31,
	2024	2023	2022
MBA programme	$-	$18,074	$-
Varsity course fee	-	4,419	-
Event Income	-	-	130,106
Write off of EIA balance	18,660	-	-
Miscellenous income	5,857	12,301	14,290
	$24,517	$34,794	144,396

NOTE 27 — GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the years ended December 31, 2024, 2023 and 2022 include the following:

	Years Ended December 31,
	2024	2023	2022
Salaries, wages, bonuses, and other benefits	$7,913,467	$10,637,715	$8,909,585
Professional and consulting fees	6,086,252	6,334,152	2,284,436
Marketing	1,427,727	2,844,825	1,917,377
Insurance	1,013,482	1,337,151	713,481
Other	464,325	1,422,394	846,112
(Reversal)/provision for doubtful debts	(575,384)	2,821,611	1,509,486
Stock-based compensation	4,217,563	532,466	1,308,784
Utilities	447,203	914,546	952,056
Travel	195,641	980,317	851,139
Development charges	811,583	879,438	847,068
Rent expense	349,918	401,307	351,730
Repairs and maintenance	11,373	399,605	304,938
Athletic program expenses	81,343	398,896	277,602
	$22,444,493	$29,904,423	$21,073,794

NOTE 28 — OTHER EXPENSES

Other expenses for the years ended December 31, 2024, 2023 and 2022 include the following:

	Year Ended December 31,
	2024	2023	2022
Loss on disposal of property, plant and equipment	$946,204	$-	-
Other expenses	29,266	9,796
	975,470	9,796	-

NOTE 29 — INTEREST EXPENSE, NET

For the years ended December 31, 2024, 2023 and 2022, the Company earned interest income and incurred interest expense as follows:

	Year Ended December 31,
	2024	2023	2022
Interest (Expense) income
Bank and other cash	$6,685	$45,104	26,380
Total interest income/(expense)	6,685	45,104	26,380

Interest expense/finance costs
Lease liabilities	-	(787,340)	(491,336)
Other interest paid – loans	(1,153,125)	(2,952,277)	(847,520)
Total interest expense/ finance costs	(1,153,125)	(3,739,617)	(1,338,856)

	$(1,146,440)	$(3,694,513)	(1,312,476)

NOTE 30 — OTHER INCOME

	Years Ended December 31,
	2024	2023	2022
SARS compromise	$-	$-	196,501
Gain in bought back of shares	-	50,000	100,000
Sale of Christ Revealed	-	42,917	-
Property CEO Commission	-	37,211	-
Work space plans	-	77,014	-
Other income	41,039	-	121,936
Insurance claim received	6,633	-	-
Reversal of Impairment	836,521	-	-
	884,193	207,142	418,437

NOTE 31— INCOME TAX EXPENSE

The Group is subject to income taxes in the countries of Indonesia, Singapore, New Zealand, United States, United Kingdom and South Africa.

The provision for income taxes consists of the following provisions (benefits):

	Years ended December 31,
	2024	2023	2022
Current tax:
Current tax on profits for the year	$28,783	$32,115	220,570
Under provision in prior year	800	-	-
	29,583	32,115	220,570
Deferred income tax:
(Increase) decrease in deferred tax assets	2,329,636	-	29,240
Decrease in deferred tax liabilities	(4,611,291)	(1,110,801)	(1,313,406)
	(2,281,655)	(1,110,801)	(1,284,166)
Benefit from income taxes	$(2,252,072)	$(1,078,686)	(1,063,596)

The provision for income taxes by country consists of the following provisions (benefits):

December 31, 2024	INDONESIA	NEW ZEALAND	SINGAPORE	SOUTH AFRICA	UK	USA	CONSOLIDATED

Current Expense
State						1,600	1,600
Foreign	$-	$-	$-	$-	$27,983	$-	$27,983
Total Current Tax Expense	-	-	-	-	27,983	1,600	29,583

Deferred Expense
Federal	-	-	-	-	-	(815,670)	(815,670)
State	-	-	-	-	-	(202,283)	(202,283)
Foreign	(170,311)	(412,208)	-	39,745	(641,438)	-	(1,263,702)
Total Deferred Tax Expense	(170,311)	(412,208)	-	39,745	(641,438)	(1,017,953)	(2,281,655)

(Benefit from) Provision for Income Taxes	$(170,311)	$(412,208)	$-	$39,745	$(613,455)	$(1,016,353)	$(2,252,072)

December 31, 2023	INDONESIA	NEW ZEALAND	SINGAPORE	SOUTH AFRICA	UK	USA	CONSOLIDATED

Current Expense
State						200	200
Foreign	$-	$(6,050)	$-	$(2,802)	$40,767	$-	$31,915
Total Current Tax Expense	-	(6,050)	-	(2,802)	40,767	200	32,115

Deferred Expense
Federal	-	-	-	-	-	(706,102)	(706,102)
State	-	-	-	-	-	(131,487)	(131,487)
Foreign	-	(83,410)	-	11,044	(200,846)	-	(273,212)
Total Deferred Tax Expense	-	(83,410)	-	11,044	(200,847)	(837,589)	(1,110,801)

(Benefit from) Provision for Income Taxes	$-	$(89,460)	$-	$8,242	$(160,079)	$(837,389)	$(1,078,686)

The reconciliation of income taxes at the statutory rate of Singapore to the effective tax rates for the years ended December 31, 2024, 2023 and 2022 is as follows:

	Year ended December 31,
	2024	2023	2022
Loss from continuing operations before provision for income taxes	$(27,191,894)	$(6,208,871)	(56,315,143)
Tax at the Singapore rate of 17%	(4,622,622)	(1,055,508)	(9,573,574)
Reconciling items:
Permanent differences	297,800	(2,380,272)	5,867,054
Current period net operating losses not recognised as a deferred tax asset	6,187,916	1,600,731	3,019,483
Rate differential – non-Singapore entities	(661,038)	(183,113)	(736,092)
Other deferred tax activity	(169,511)	939,476	359,533
Over provision in prior year	(3,284,617)	-	-
Benefit from income taxes	$(2,252,072)	$(1,078,686)	(1,063,596)

NOTE 32 — LOSS PER SHARE

	Years ended December 31,
	2024	2023	2022

Loss per share, basic and diluted	$(1.03)	$(1.03)	$(24.65)
The calculation of basic and diluted loss per share has been based on the following loss attributable to ordinary shareholders and the weighted average number of ordinary shares
Net Loss	$(24,939,822)	$(5,711,222)	(56,006,439)
Non-Controlling Interest	(57,746)	(54,079)	(206,021)
Loss Attributed to Ordinary Shareholders	$(24,882,076)	$(5,657,143)	(55,800,418)

Weighted Average Number of Ordinary Shares
Issued at the beginning of the year (1)	7,387,378	2,770,522	1,615,581
Issued in current Year (1)	57,003,973	4,616,856	1,154,941
Issued at the end of the year (1)	64,391,351	7,387,378	2,770,522
Weighted Average (1)	24,153,220	5,550,197	2,263,436

Diluted loss per share:
There are no dilutive instruments and therefore diluted earnings per share is the same as basic earnings per share

Instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive:

Share Options and RSUs (1)	6,725,070	152,494	151,166

1)	Number of shares and options of the previous year are adjusted for share consolidation in the ratio of 1 for 10.

NOTE 33 — FAIR VALUE INFORMATION

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

Level 3: Unobservable inputs for the asset or liability.

As of December 31, 2024 and 2023, the Company’s financial assets and liabilities by level within the fair value hierarchy are as follows:

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Cash	$1,614,933	—	—	$1,614,933

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Cash and Restricted Cash	$1,325,779	—	—	$1,325,779

FINANCIAL LIABILITIES
Contingent liabilities	—	—	3,714,000	3,714,000

NOTE 34 — FINANCIAL RISK MANAGEMENT

The Company’s activities expose it to certain financial risks mainly related to:

➢	market risk (currency risk, interest rate risk and price risk);

➢	credit risk, and

➢	liquidity risk.

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

	2024
	ECL staging
	Stage 1	Stage 2	Stage 3
	Lifetime ECL	Lifetime ECL	Lifetime ECL	Total
	USD	USD	USD	USD
Accounts receivable	-	-	7,620,758	7,620,758
Other receivables	-	-	1,741,176	1,741,176
Gross receivables	-	-	9,361,934	9,361,934
Credit impairment losses	-	-	(5,967,520)	(5,967,520)
Carrying amount	-	-	3,394,414	3,394,414

	2023
	ECL staging
	Stage 1	Stage 2	Stage 3
	Lifetime ECL	Lifetime ECL	Lifetime ECL	Total
	USD	USD	USD	USD
Accounts receivable	-	-	8,009,342	8,009,342
Other receivables	-	-	50,465	50,465
Gross receivables	-	-	8,059,807	8,059,807
Credit impairment losses	-	-	(6,140,411)	(6,140,411)
Carrying amount	-	-	1,919,396	1,919,396

Liquidity risk

The Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. While the Group holds substantial cash and digital assets on its balance sheet, there is a risk regarding its ability to continue as a going concern over the next twelve months if additional sources of capital are not secured. Management’s plans in regard to these matters are also described in Note 2

Prudent liquidity risk management implies maintaining sufficient cash and term deposits, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities based on the agreed repayment terms or the earliest date on which the Group can be required to pay. The table has been drawn up based on the undiscounted cash flows of financial liabilities and include both interest and principal cash flows.

2024

	Carrying amount	Total contractual undiscounted cash flow	0-365 days	Over 1 year
Accounts payable	$3,285,495	$3,285,495	$3,285,495	$-
Due to related parties	4,002,880	4,002,880	4,001,091	1,789
Loans payable	10,263,804	10,263,804	229,815	10,033,989
Short term debt	40,000	40,000	40,000	-

Total	$17,592,179	$17,592,179	$7,556,401	$10,035,778

2023

	Carrying amount	Total contractual undiscounted cash flow	0-365 days	Over 1 year
Accounts payable	$4,406,850	$4,406,850	$4,406,850	$-
Due to related parties	2,148,148	2,148,148	2,148,148	-
Loans payable	2,722,111	2,722,111	2,467,656	254,455
Short term debt	122,415	122,415	122,415	-

Total	$9,399,524	$9,399,524	$9,145,069	$254,455

NOTE 35 — RELATED PARTIES

Relationships	Name of related party

Board members and key management	Roger James Hamilton Eva Mantziou
Suraj Naik
Gaurav Dama Mr Gary M Pattinson Ian Putter
Thomas Putter Eduardo Huerto Mercado Simon Zutshi
Lilian Niemann Angela Stead
Jeff Hays Patrick Gentempo
Related entity	GeniusU Web Services Pvt Ltd Entrepreneur Resorts Limited
Entrepreneur Institute Australia Pty Ltd
Health 360 Pte Ltd
The Genius Movement Pte Ltd
World Game Pte Ltd
Health Dynamics
Wealth Dynamics America
BG2 Ltd
BG3 Ltd
BG4 Ltd
BMV Finance
Crowd Property
Hatfield House
Property Mastermind International
Zutshi LLP
Vision 1 Investments
Throckley
MSJ Foundation
Magic Spark

See Note 21 — Loans Payable, Related Parties for information on related party balances.

NOTE 36 — KEY MANAGEMENT COMPENSATION

The following tables set forth information regarding compensation awarded to or earned by our Executive Officers and Board of Directors during the years ended December 31, 2024, 2023 and 2022

	2024			2023			2022
	Salary	Stock Based	Total	Salary	Stock Based	Total	Salary	Stock Based	Total
Key management compensation	$2,109,014	$3,997,113	$6,106,126	$1,595,866	$392,074	$1,987,940	$1,184,506	553,987	1,738,493

NOTE 37 — SEGMENT REPORTING

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

The Company’s business consists of two reportable business segments:

➢	Education — entrepreneur education, management consultancy and business development tools.

➢	Campus — resorts, retreats, and co-working cafes for entrepreneurs.

The detailed segment information of the Company is as follows:

	For the Years ended December 31
	2024			2023			2022
	Education	Campus	Total	Education	Campus	Total	Education	Campus	Total
Revenues	$7,912,718	$—	$7,912,718	$18,611,370	$4,451,384	$23,062,754	13,555,495	$4,638,121	$18,193,616
Depreciation and amortization(1)(2)	$2,058,527	$—	$2,058,527	$2,938,552	$332,498	$3,271,051	1,245,215	$1,105,425	$2,350,640
Loss from operations	$(30,108,322)	$—	$(30,108,322)	$(36,217,860)	$150,525	$(36,067,335)	(32,591,762)	$(9,746,037)	$(42,337,799)
Net Profit/(Loss)	$(24,939,822)	$—	$(24,939,822)	$(5,899,772)	$188,550	$(5,711,222)	(46,113,518)	$(9,892,921)	$(56,006,439)
Interest Expense, net	$1,146,440	$—	$1,146,440	$3,578,911	$115,602	$3,694,513)	(943,916)	$(368,560)	$(1,312,476)
Capital Expenditures	$—	$—	$—	$—	$—	$—	—	$—	$—
Property and equipment, net	$301,531	$—	$301,531	$456,751	$—	$456,751	563,131	$—	$563,131
Total Assets	$101,055,351	$—	$101,055,351	$43,213,773	$—	$43,213,773	88,120,390	$3,139,237	$91,259,627
Total Liabilities	$21,644,921	$—	$21,644,921	$23,498,780	$—	$23,498,780	71,656,141	$5,648,650	$77,304,791

(1)	Consists of $589,415 (2023: $575,309) of Education segment depreciation and amortization which is included in cost of revenue and $1,469,112 (2023: $2,363,243) which is included in operating expenses in the accompanying statements of operations

(2)	Consists of $0 (2023: $0) of Campus segment depreciation and amortization which is included in cost of revenue and $0 (2023: $332,498) which is included in operating expenses in the accompanying statements of operations

A summary of non-current assets (other than financial instruments) by geographic location appears below:

	For the Years Ended December 31,
	2024			2023
	Education	Campus	Total	Education	Campus	Total
Europe / Middle East / Africa	$13,871,549	—	$13,871,549	$20,318,361	—	$20,318,361
Asia / Pacific	39,977,597	—	39,977,597	3,971,427	—	3,971,427
North America / South America	4,787,378	—	4,787,378	9,290,120	—	9,290,120
	$58,636,524	$—	$58,636,524	$33,579,908	$—	$33,579,908

A summary of revenue by geographic location appears below:

	For the Years Ended December 31,
	2024			2023
	Education	Campus	Total	Education	Campus	Total
Europe / Middle East / Africa	$3,578,181	$—	$3,578,181	$4,134,861	$2,524,821	$6,659,682
Asia / Pacific	2,215,686	—	2,215,686	3,374,298	1,926,563	5,300,861
North America / South America	2,118,851	—	2,118,851	11,102,211	—	11,102,211
	$7,912,718	$—	$7,912,718	$18,611,370	$4,451,384	$23,062,754

NOTE 38 — EVENTS AFTER THE REPORTING PERIOD

Founders Equity Compensation Plan

Subsequent to December 31, 2024 and prior to the issuance of these financial statements, the Board approved the CEO compensation plan to provide an opportunity to earn back 20% shareholding in the Company based on achieving specific milestones on the path to a market capitalization for Genius Group of at least $1 Billion within ten years.

Genius Group Issuance of Shares

Subsequent to December 31, 2024 and prior to the issuance of these financial statements, the Company issued

-	6,579,929 shares for the gross consideration of $3,715,519 under the At the Market (the “ATM”) offering approved by the SEC in August 2024.
-	500,000 shares to its CEO under the CEO purchase agreement for the consideration of $336,000 paid in cash.
-	48,703 shares for the asset purchase of XD Academy for the consideration of $40,000.

Bitcoin Treasury

Subsequent to December 31, 2024 and prior to the issuance of these financial statements, the Company increased its Bitcoin purchases for its Bitcoin Treasury by an additional $12 million to 440 Bitcoin for $42 million, at an average price of $95,519 per Bitcoin. The Company has funded its Bitcoin purchases from its reserves, use of its ATM facility and $20.5 million in debt financing with crypto-backed loan by putting 397 Bitcoin in custody.

On February 14, 2025 order from the United States District Court for the Southern District (“TRO Order”), Genius is temporarily enjoined and restrained from issuing any additional shares of its stock (NYSE: GNS), and from purchasing shares of Bitcoin with funds from investors, funds raised from rights agreements, and funds raised from the purchase of additional shares. Due to the ongoing restrictions, between April 7, 2025 and April 8, 2025, the Company took a series of actions to lower the risk of being blocked further from conducting the normal operations of its business as per the wishes, consent and authorizations of its shareholders and Board:

1. The Company returned the custody of its Bitcoin from the United States, where it has been held as collateral for the Company’s Bitcoin loans, to Singapore where the Company is registered and headquartered.

2. The Company repaid all of its Bitcoin loans, making repayment in full of $20.9 million in order to release the Bitcoin from custody in the United States and transfer to Singapore. The Company is now debt free.

3. The Company dramatically reduced its Bitcoin holdings from 430 Bitcoin to 66 Bitcoin, for the period during which it remains blocked from raising funds or buying Bitcoin, with the possibility the Company may need to sell all of its Bitcoin in order to convince the court to extinguish the PI. The cash in its treasury is also being held in Singapore.

Litigation with LZG International Inc

Subsequent to December 31, 2024 and prior to the issuance of these financial statements, the Company is prevented from selling any shares, or raising any funds, including through the use of its $150m ATM funding, and specifically from buying Bitcoin. This is based on Genius initiated arbitration procedures to terminate its Asset Purchase Agreement (APA) with Fatbrain AI (LZGI), and on December 17, 2024 both parties agreed to a preliminary injunction on the Company’s shares related to the APA. Genius has filed multiple letters and motions to the court explaining that the TRO and PI did not maintain the status quo pending arbitration, that they were based on false statements designed to defraud the court, and the intent of the filing of the TRO and PI was to extort further money from Genius. As of the date of signing this financial statement, the PI has remained in effect. The Company has subsequently filed an appeal with the Second Circuit, and a hearing has been granted and scheduled for early May.

RICO lawsuit against Michael Moe and Peter Ritz

Subsequent to December 31, 2024 and prior to the issuance of these financial statements, the Company filed a lawsuit against Peter Ritz and Michael Moe as the controlling officers and directors of LZGI International, Inc (“LZG”) under the Racketeer Influenced and Corrupt Organizations Act (RICO), in the United States District Court, Southern District of Florida on March 31, 2025, seeking over $450 million in damages caused by the defendants to Genius Group.

Legal Action for alleged naked short selling and spoofing of the Company’s shares

Subsequent to December 31, 2024 and prior to the issuance of these financial statements, the Company has received an update on the lawsuit led by Christian Attar related to alleged naked short selling and spoofing of Genius Group’s shares, with alleged damages previously calculated at between $251 million and $263 million. Wes Christian of Christian Attar has reported to the Company that they anticipate calculations on updated damages will be completed and the complaint is anticipated to be filed in May 2025.

Liquidation of E-Squared Education

Subsequent to December 31, 2024 and prior to the issuance of these financial statements, the Company has received the order from the South African court approving the liquidation requested by the Company. The Company received the provisional liquidation order in March 2025 and this was subsequently approved by the Court on the April 15, 2025.

Constitution Changes

Subsequent to December 31, 2024 and prior to the issuance of these financial statements, the Company received Shareholders approval for adopting the revised constitution to issue two additional class of shares, including Class C Ordinary shares and preference shares. Further to the approval, the Board of Director of the Company approved conversion of 3,000,000 shares issued to Roger James Hamilton from Ordinary shares to Class C Ordinary shares. Class C Ordinary shares provide 10 votes per share but are not registered for resale on NYSE American.

Proposed Share Buyback

Subsequent to December 31, 2024 and prior to the issuance of these financial statements, the Company received Shareholders approval for the proposed share buyback for up to 20% of the issued share capital. The timing of the buyback will be at the discretion of the management.

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements, and it did not identify any subsequent events except disclosed above that would have material financial impact or that required adjustment of the Group’s consolidated financial statements.

