Form 20-F
period 2025-12-31
Genius Group Ltd
filed 2026-03-09
CIK 1847806

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

3 Temasek Avenue,

#18-01, Centennial Tower,

Singapore 039190

(Address of principal executive offices)

Roger James Hamilton, Chief Executive Officer

C/O Jolie Kahn, Esq.

430 Park Ave., 19th floor

New York, NY 10022

Telephone: 516-217-6379

Email: info@geniusgroup.ai

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares, no par value per share	The NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: As of December 31, 2025, there were 159,839,164 shares of the registrant’s ordinary shares, no par value per share, issued and outstanding.

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

Acquisitions refers to companies which have been bought and are controlled by the Genius Group

Bridge Loan refers to short term funding secured with proceeds of US$2 million from an institutional investor for the face amount of US$2.2 million in July 2023, which has been fully repaid in 2024.

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

Debt Note refers to the secured debt note with proceeds of US$5.0 million for the face amount of US$5.72 million from an institutional investor in April, 2024, with a repayment schedule of 18 months and has been repaid in November 2024.

E-Square refers to E-Squared Education Enterprises (Pty) Ltd, a South African private limited company and one of the Group Companies. E-Square ceased operations in December 2024 and no longer included in the Group’s active operating segments.

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

In 2025, the Group entered into an asset purchase agreement with ERL to acquire certain assets, including Entrepreneur Resorts Pte Limited, Tau Game Lodge, Matla Game Lodge, Vision Villas, and Genius Café. These transactions were undertaken as part of the Group’s strategic asset acquisitions and are disclosed, where applicable.

Entrepreneur Resorts Pte Ltd (or ERPL) refers to the Singapore-incorporated hospitality and property holding, which was acquired by Genius Group in August 2025

Genius Café (or Genius Cafe) refers to the café business operated as a hospitality venue, which was acquired by Genius Group in August 2025.

Genius City refers to the integrated living and learning district acquired by Genius Group as part of its Joint Venture Agreement with Wooden Fish Village to build Genius City in Nuanu Creative City, Indonesia. The joint venture agreement was signed and closed on November 5, 2025

Genius Group (or the Group) refers to the entire group of companies within Genius Group including Genius Group Ltd and the Group Companies.

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

Matla Game Lodge (or Matla) refers to Matla Game Lodge (Pty) Ltd, a South African hospitality entity operating a safari lodge, which was acquired by Genius Group in August 2025.

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

Property Investors Network (or PIN) refers to Property Investors Network Ltd (F.K.A: Mastermind Principles Limited) combined with its sister company Pin Shelf Limited (F.K.A: Property Investors Network Limited), a United Kingdom (“U.K.”) private limited company and one of the Group Companies.

Pro Education (or Pro Ed) refers to the Yayasan and PT entities acquired by Genius Group in November 2025, and includes Yayasan ProEducation International Center and PT Proeducation Indonesia. On November 5, 2025, Genius Group completed a share purchase agreement to acquire a 51% ownership stake in ProEd Global School, giving it majority control of the early learning, primary and middle school campuses at Umalas and Nuanu, and integrating it into the Company’s Genius School model as part of its strategic education expansion.

Revealed Films (or RF) refers to Revealed Films Inc, US Corporation and one of the Group Companies.

Tau Game Lodge (or Tau) refers to Tau Game Lodge (Pty) Ltd, a South African hospitality entity operating a safari lodge, which was acquired by Genius Group in August 2025

Students refer to all individuals who have registered for courses in our Group Companies. This is further divided into Free Students, who have registered for free courses, and Paying Students, who have registered and paid for courses.

University of Antelope Valley (or UAV) refers to University of Antelope Valley, Inc., a California corporation and a Group Company which we are in the process of closing down.

Vision Villas (or VV) refers to the hospitality property operating as villa accommodation, which was acquired by Genius Group in August 2025

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

Risks related to our Bitcoin Acquisition Strategy

➢	We are not registered as an investment company under the Investment Company Act of 1940 and stockholders do not have the protections associated with ownership of shares in a registered Investment Company nor the protections afforded by commodities exchange regulations.
➢	Bitcoin is a highly volatile asset that has traded below US$60,000 per bitcoin and above US$125,000 per bitcoin on Coinbase in the 12 months preceding the date of this disclosure. The trading price of bitcoin was significantly lower during prior periods, and such decline may occur again in the future.
➢	The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price, and use of bitcoin.
➢	Changes in the legal and/or accounting treatment of our bitcoin holdings could have significant accounting impacts, including increasing the volatility of our results.
➢	We may use the net proceeds from the future offering to purchase bitcoin, the price of which has been, and will likely continue to be, highly volatile.
➢	Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.
➢	Our intended bitcoin holdings may be less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.
➢	We may elect to liquidate our bitcoin holdings if the Board of Directors determines that continued ownership poses a material risk to the Company.
➢	The change in regulation and legal framework can negatively impact our ability to buy, sell or trade bitcoin.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data

The following tables set forth summarizes audited summary consolidated financial data for the periods and as of the dates indicated.

The summary income data for the years ended December 31, 2025 and 2024 and the summary balance sheet data as of December 31, 2025 and 2024 for the Group are derived from the audited consolidated financial statements included in this Annual Report. Our audited consolidated financial statements have been prepared in U.S. dollars and in accordance with IFRS, as issued by the IASB.

Genius Group Pro forma is made up of companies (including Resorts segment entities and Pro Education as if it was acquired on January 1, 2025) that have varying financial performance. For this reason, you should read the summary financial data in conjunction with our proforma financial results and audited consolidated financial statements and related notes beginning on page F-1 of this Annual Report, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Annual Report. Our historical results do not necessarily indicate our expected results for any future periods.

	Group Pro forma
	Financials Year Ended	Group Audited Financials Year Ended
	December 31	December 31,
	2025	2025	2024
	(USD 000’s)	(USD 000’s)	(USD 000’s)
Revenue	13,660	8,387	7,582
Cost of revenue	(8,715)	(5,522)	(5,231)
Gross profit	4,945	2,865	2,351
Other Operating Income	258	258	24
Operating Expenses	(32,842)	(29,249)	(23,750)
Operating Loss	(27,639)	(26,126)	(21,374)
Other income	4	-	5,032
Other Expense	(29,207)	(29,210)	(9,756)
Net Loss Before Tax	(56,841)	(55,336)	(26,098)
Tax (Expense)/Benefits	(653)	(653)	2,252
Net Loss from continuing operations	(57,494)	(55,989)	(23,845)
Discontinued operations	532	532	(1,095)
Net Loss	(56,962)	(55,457)	(24,940)
Other Comprehensive (Gain)/Loss	1,151	1,151	(49)
Total Comprehensive Loss	(56,343)	(54,305)	(24,989)
Net loss per share, basic and diluted	(0.56)	(0.55)	(1.03)
Weighted-average number of shares outstanding, basic and diluted	101,452,196	101,452,196	24,153,220

	Group Pro Forma
	Financials	Group Audited
	Year Ended	Financials Year Ended
	December 31,	December 31,
	2025	2025	2024
	(USD 000’s)	(USD 000’s)	(USD 000’s)
Summary Balance Sheet Data:
Total current assets	23,865	23,865	42,419
Total non-current assets	113,071	113,071	58,635
Total Assets	136,936	136,936	101,054
Total current liabilities	27,622	27,622	11,609
Total non-current liabilities	12,696	12,696	10,034
Total Liabilities	40,318	40,318	21,643
Total Stockholders’ Equity	96,618	96,618	79,411
Total Liabilities and Shareholders’ Equity	136,936	136,936	101,054

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

We calculate Adjusted EBITDA as net loss for the period, adjusted to exclude income tax expense (benefit), net finance expense (income), depreciation and amortization, non-recurring legal expenses, share-based compensation expense, bad debt provision, revaluation adjustments, impairment charges and loss on sale of Bitcoin. Share-based compensation expenses and bad debt provision are included in General and administrative expenses in the Consolidated Statements of Operations.

	Group
	Pro forma Financials	Group Audited
	Year Ended	Financials Year Ended
	December 31	December 31,
	2025	2025	2024
	(USD 000’s)	(USD 000’s)	(USD 000’s)
Net Loss from continuing operations	(57,494)	(55,989)	(23,845)
Tax Benefits	653	653	(2,252)
Interest Expense, net	3,869	3,391	1,146
Depreciation and Amortization	2,870	2,332	2,059
One off expenses (non-recurring)	3,826	3,407	2,579
Impairment	16,372	16,372	7,647
Revaluation Adjustment	3,641	3,641	(3,714)
Loss on disposal of Bitcoin	5,805	5,805	-
Stock Based Compensation	7,574	7,574	4,218
Bad Debt Provision	(267)	(267)	(575)
Adjusted EBITDA from continuing operations	(13,152)	(13,081)	(12,737)

Key Business Metrics

	For the year ended December 31, 2025 (Pro forma)	For the year ended December 31, 2024
Number of students and users	6,070,910	5,848,256
Number of Free Students and users	5,853,652	5,640,888
Number of Paying Students and users	217,258	207,368
Number of Partners	13,233	14,573
Number of countries of operation	103	154
Marketing Spend	$748,884	$933,959
Academy and School Revenue	$8,821,584	$7,912,719
Revenue from New Paying Students	$4,315,023	$1,863,388
New Students	231,259	542,468
New Paying Students	2,325	11,555
Conversion rate	1.01%	2.13%
Average Acquisition Cost per New Paying Student	322	81
Average Annual Revenue per New Paying Student	1,856	161
Net Loss margin	$(183)%	$(150)%
Adjusted EBITDA margin	$(23)%	(191)%

For the period ended December 31, 2025
Resorts Revenue	4,553,708
No of locations	5
Number of seats/room	222
Utilisation	38.14%
Total orders	35,526
Revenue Per order	61.86

The key business metrics for the above segments are measured and calculated as

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

Here is the updated revenue definitions section reflecting all five segments and the 2025 changes:

Central revenue — Central revenue comprises management fees charged by Genius Group Ltd and Entrepreneur Resorts Pte Ltd to its subsidiaries for strategic, financial and operational support services provided to them. These management fees are eliminated on consolidation and accordingly Central revenue is Nil in the audited consolidated financial statements.

Academy revenue — Academy revenue mainly consists of revenue generated from GeniusU and Property Investors Network (PIN), which are classified within the Group’s Academy segment. GeniusU revenue is derived from digital and in-person entrepreneur education programs delivered via the GeniusU Edtech platform, while PIN revenue is derived from property investment courses, events and memberships delivered across its fifty city chapters in England, United Kingdom. Revealed Films is currently being restructured,

School revenue — School revenue primarily comprises revenue from Education Angels and Pro Education (“Pro Ed”), which are classified within the Group’s School segment. Education Angels revenue is derived from home-based early childhood education and care services for children from 0 to 5 years old in New Zealand. Pro Ed revenue is derived from student tuition fees, enrollment fees and related school services at its early learning, primary and middle school campuses in Bali, Indonesia. Pro Ed was acquired in November 2025 and accordingly its revenue contribution reflects the period from acquisition to December 31, 2025 only. For the purpose of business metrics, the proforma revenue is considered. University of Antelope Valley is currently in the process of closure in the United States

Resorts revenue — Resorts revenue primarily comprises revenue from Tau Game Lodge, Matla Game Lodge, Vision Villas and Genius Café, which are classified within the Group’s Resorts segment and managed through Entrepreneur Resorts Pte Ltd. Revenue is derived from guest accommodation, food and beverage sales, safari and game drive services and related hospitality services. All Resorts segment entities were acquired during 2025 and accordingly their revenue contributions reflect the respective periods from acquisition to December 31, 2025 only. For the purpose of business metrics, the proforma revenue is considered.

Discontinued operations revenue — Discontinued operations revenue primarily comprises revenue from E-Squared Education. E-Squared Education ceased all operations in December 2024 and is currently subject to liquidation proceedings in South Africa, and accordingly did not contribute revenue in the fiscal year ended December 31, 2025.

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

Net Income (Loss) margin – The net income (Loss) margin is calculated as net income divided by the total revenue.

Adjusted EBITDA margin – The adjusted EBITDA margin is calculated as Adjusted EBITDA divided by the total revenue. The Adjusted EBITDA is Net Income (Loss) excluding tax expenses, interest expenses, depreciation and amortization, legal expenses (non-recurring), share based compensation, impairment, Revaluation Adjustment of Contingent Liabilities, stock-based compensation and bad debt provision.

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

The Company’s consolidated financial statements as of December 31, 2025 have been prepared on a going concern basis. Although the Company has taken, and plans to continue to take, proactive measures to enhance its liquidity position and provide additional financial flexibility, including discussions with lenders and bankers, there can be no assurance that these measures, including the timing and terms thereof, will be successful or sufficient.

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

In 2024 and 2025, over 90% of our revenues were generated from operations outside of the United States. Our GeniusU Edtech platform has students across the world, each of which is subject to complex business, economic, legal, political, tax and foreign currency risks. As we continue to expand our international operations with our Genius Companies, we may have difficulty managing and administering a globally dispersed business and we may need to expend additional funds to, among other things, staff key management positions, obtain additional information technology infrastructure and successfully implement relevant course and program offerings for a significant number of international markets, which may materially adversely affect our business, financial condition and results of operations.

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

Our bitcoin acquisition strategy may expose us to various risks associated with bitcoin

Our bitcoin acquisition strategy may expose us to various risks associated with bitcoin, including the following:

Bitcoin is a highly volatile asset. Bitcoin is a highly volatile asset that has traded below US$60,000 per bitcoin and above US$125,000 per bitcoin on Coinbase in the 12 months preceding the date of this disclosure. The trading price of bitcoin was significantly lower during prior periods, and such decline may occur again in the future. Further risk includes requirements to redeem the above mentioned loan if LTV approaches 50% or less, which could happen if the price of Bitcoin is significantly lower than current levels.

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

History and development of the Company.

Our Company

We believe that we are a world leading AI Education and Acceleration Group based on student numbers with a student base of 4 million on GeniusU at the end of December 2025, and 6 million users across all Genius Group companies. Our mission is to disrupt the current education model with a student-centered, lifelong learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market.

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

In 2025, we reintegrated Entrepreneur Resorts into the Group via an Asset Purchase Agreement, renamed as Genius Resorts, and through the year the Company has continued integrating AI-enabled tools across its learning platforms and internal systems to enhance personalization, efficiency, and user engagement.

During 2025 the Company has focused on strengthening operational discipline, improving cost structures, and aligning its education businesses under three primary operating pillars: Genius School (for children up to High School graduation), Genius Academy (for adult learners), and Genius Resorts (for our adult learning campuses and Genius City model).

Genius School – In 2025 we have continued to expand our education system to age groups beyond our adult audience, to children and young adults, as part of our goal to deliver a full lifelong learning pathway. Our School segment Group Companies include Education Angels, which provides home-based early learning in New Zealand for children from 0 to 5 years old, and Pro Education (“Pro Ed”), which provides early learning, primary and middle school education through its Yayasan and PT entities across two campuses in Bali, Indonesia. Pro Ed was acquired in November 2025 as part of a combined transaction with Genius City.

Genius Academy - The core entrepreneur education system has been delivered virtually and in-person, in multiple languages, locally and globally mainly via our GeniusU Edtech platform to adults seeking to grow their entrepreneur and leadership skills. Our partners and community are global with an average of 5,700 new students joining our GeniusU platform each week in 2025. Our City Leaders have been conducting our events (physically or virtually) in over 100 cities and over 2,500+ faculty members have been operating their microschools using our online tools.

Genius Academy also includes Property Investors Network, which provides property investment courses and events across fifty city chapters in England, United Kingdom, whilst University of Antelope Valley, which provided vocational certifications and university degrees in Lancaster, California, USA, is included in our 2024 and 2025 financial results and is currently in the process of liquidation, with its operations classified within discontinued operations. Revealed Films, a media production company that specializes in multi-part documentaries is also currently classified within discontinued operations.

Genius Resorts - Our Resorts segment comprises our hospitality businesses, including Tau Game Lodge and Matla Game Lodge in South Africa, and Vision Villas and Genius Café in Bali, Indonesia, all of which were acquired during 2025. These properties complement our education businesses by providing location-based experiential learning environments that link local mentors and partners to our global community of students and entrepreneurs, and are included in our 2025 financial results as part of our Resorts segment.

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

We believe one of the industry’s most in need of disruption and upgrading is the global education and training industry, which education market intelligence firm HolonIQ forecasts to grow to US$10 trillion in size by 2030. The 2020 World Economic Forum “Schools of the Future” report highlights the urgent need for a more relevant curriculum to prepare students and adults for the future. We believe that the COVID-19 crisis put an additional spotlight on the urgent need for an updated education system that is both high-tech and high-touch.

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

We are developing this curriculum as a supplement to the existing education system, and in time we aspire to create a fully accredited replacement to the traditional school and university pathway.

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

As of December 31, 2025, revenues contribution of the Education company was from both partnership and fully owned courses and curriculum. As of the date of this annual report, we have over 1,400 events, courses and products listed on our digital platform; partners earn commissions as a result of sales processed through our platform. Due to the number of faculty and partners, together with the number of courses and products delivered on our platform, there is no one partner or product that makes up more than 5% of our revenues.

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

From 2015 to 2017, GeniusU grew rapidly from ~300,000 students in the first year to over 700,000 students by the third year. During this time, Entrepreneurs Institute had continued to grow and a third company under Roger Hamilton’s majority ownership, Entrepreneur Resorts Limited, had been established to expand on the successful and profitable model of providing entrepreneur retreats and co-working spaces in paradise. In August 2017, Entrepreneur Resorts consummated its initial public offering on the Seychelles TropX stock exchange, now the MERJ stock exchange, raising US$3 million and acquiring Tau Game Lodge, a South African Safari Lodge to add to Entrepreneur Resorts’ property portfolio. The portfolio at that time also included Vision Villas, a Bali-based entrepreneur resort and Genius Cafe, a Bali-based entrepreneur beach club. Entrepreneur Resorts Limited was spun off from the Genius Group in September 2023.

At the end of 2018, the one company in the Group was GeniusU Pte Ltd, which changed its name to Genius Group Ltd. This was in its third full year of operation as an Edtech company. Genius Group Ltd had grown in its first three years to 1.2 million students with revenues of US$4.8 million.

At the end of 2019, Genius Group had grown to include Genius Group Ltd, GeniusU Ltd and Entrepreneurs Institute, with GeniusU Ltd formed as the new Edtech company and Entrepreneurs Institute acquired as part of the Group. Combined revenues in 2019 of the Pre-IPO Group, which includes Entrepreneur Resorts, acquired in August 2020, were US$9.9 million, and Adjusted EBITDA was US$1.2 million. Total assets at the end of 2019 were US$17.6 million, total liabilities were US$12.2 million and total shareholders’ equity was US$5.3 million. Our revenue growth from US$4.8 million in 2018 to US$9.9 million in 2019, represents a 106% year-on-year increase, with 15% organic growth and 91% growth from acquisition. These four companies make up the Pre-IPO Group.

At the end of 2020, Genius Group had entered into agreements to secure the four new Group Companies: Education Angels, E-Square, Property Investors Network and University of Antelope Valley. Acquisition of the four Group Companies closed after the IPO in 2022, and therefore all four are currently part of our consolidated audited results for the period after acquisition to the year end.

In 2020, during the pandemic, the Pre-IPO Group saw an 11% growth in its digital education revenue, 2% growth in its total education revenue. During the year Entrepreneur Resorts had a 55% revenue decline as it closed its locations in Singapore, South Africa and Bali, Indonesia, resulting in US$7.6 million in revenue, US$3.5 million in gross profit, and (US$0.1) million in Adjusted EBITDA for the Pre-IPO Group in 2020. Our revenue decreased from US$9.9 million in 2019 to US$7.6 million in 2020, a reduction of 23%. This was largely due to the effect of the COVID-19 pandemic on Entrepreneur Resorts.

At the end of 2021, we continued to grow the Group without completing any new acquisitions. Based on audited financials, combined revenues in the fiscal year ended December 31, 2021 were US$8.3 million, with US$2.8 million in gross profit, (US$4.2) million in operating loss, (US$4.6) million in net loss and US$0.3 million in Adjusted EBITDA.

The pro forma revenue including the four acquisition and excluding ERL was US$21.0 million. The pro forma revenue was the combination of US$5.2 million in core revenue, and US$15.8 million in pro forma revenue from the Group Companies. This further breaks down to the following revenue from each Acquisition: University of Antelope Valley, US$9.0 million revenue (43% of total), with a further US$1.1 million of other income from government grants not included in this total; Property Investors Network, US$5.1 million revenue (24% of total); Education Angels, US$0.9 million revenue (5% of total); and E-Square, US$0.7 million (3% of total).

At the end of 2022, we continued to grow the Group and acquired US based film production company Revealed Films in October 2022. Also, we closed the acquisition of four Group Companies that were contingent to our IPO. Based on pro forma financials and including the five Group Companies and excluding Entrepreneur Resorts Ltd, combined revenues in the fiscal year ended December 31, 2022 were US$23.5 million, with US$12.9 million in gross profit, (US$32.2) million in operating loss from the continued business operations and (US$6.9) million in Adjusted EBITDA.

The US$23.5 million in pro forma revenue was the combination of US$4.8 million in revenue from the Pre-IPO Group excluding Entrepreneur Resorts Ltd, and US$18.6 million in revenue from the Group Companies.

During the year ended December 31, 2025, the Group revised its internal reporting structure and now presents its results across five reportable segments: Central, Academy, School, Resorts, and Discontinued operations. This change was made to better reflect how the Group’s chief operating decision maker reviews performance and allocates resources across the business. The following discussion presents all periods under the revised segment structure.

At the end of December 31, 2023, revenue in the fiscal year ended December 31, 2023 were US$23.06 million, with US$11.93 million in gross profit, (US$36.06) million in operating loss from the continued business operations and (US$13.2) million in Adjusted EBITDA.

Under the current segment reporting structure, Academy revenue was US$8.3 million, School revenue was US$9.7 million, Resorts revenue was US$4.4 million, and Discontinued operations contributed US$0.5 million. Resorts revenue reflects the operations of Entrepreneur Resorts Ltd., which was spun off on October 2, 2023.

At the end of December 31, 2024, revenue in the fiscal year ended December 31, 2024 were US$7.6 million, with US$2.4 million in gross profit, (US$21.4) million in operating loss and (US$12.7) million in Adjusted EBITDA from the continued business operations. The loss from discontinued operation was (US$1.1) million.

The significant drop in revenues in 2024 was the result of a shift in focus by the Group towards AI education and acceleration following an anticipated asset purchase transaction with a third party, Fatbrain AI (LZGI) which ultimately failed to complete. The transaction is now the subject of multiple legal actions and arbitration, and the Group has since refocused on growing its core entrepreneurial education business.

Under the current segment reporting structure, Academy revenue was US$5.3 million, School revenue was US$2.2 million, Resorts revenue was US$0 million, and Discontinued operations contributed US$0.3 million. The decline in total revenue compared to 2023 was primarily driven by the significant reduction in UAV and RF revenue following the spin-off of Entrepreneur Resorts Ltd. in October 2023, as well as a reduction in Academy revenue reflecting the Group’s strategic shift in focus towards AI education and acceleration during the year.

At the end of December 31, 2025, revenue in the fiscal year ended December 31, 2025 were US$8.4 million, with US$2.9 million in gross profit, (US$26.1) million in operating loss from the continued business operations and (US$13.1) million in Adjusted EBITDA.

Under the current segment reporting structure, Academy revenue was US$4.7 million, School revenue was US$1.5 million, and Resorts revenue was US$2.2 million. The increase in total revenue from US$7.9 million in 2024 to US$8.4 million in 2025 was primarily driven by acquisition in the form of Entrepreneurs Resorts and Pro Education in 2025. Entrepreneurs resorts added US$2.2 million in 2025, whereas ProEd added US$0.6 million in revenue. On the other side, revenue from other operations remained stagnant at US$5.2 million compared to US$5.5 million in 2024.

Based on pro forma financials combined revenues in the fiscal year ended December 31, 2025 were US$13.6 million, with US$4.9 million in gross profit, (US$27.6) million in operating loss from the continued business operations and (US$13.1) million in Adjusted EBITDA.

We use Adjusted EBITDA, a non-IFRS measure, in various places in this report, as described in the “Non-IFRS Financial Measures — Adjusted EBITDA” section above.

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

Below is a summary of each Group Company. The companies are organized into the group’s three business units:

GENIUS SCHOOL COMPANIES, providing education to young students up to High School graduation:

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

PRO EDUCATION (“PRO ED”) — Acquired November 2025:

Pro Education (“Pro Ed”) refers to Yayasan ProEducation International Center combined with PT Proeducation Indonesia, educational entities based in Indonesia. Genius Group completed the acquisition of a 51% controlling interest in Pro Ed in November 2025, as part of its strategy to expand its school-based education offerings in Southeast Asia.

Pro Ed operates early learning, primary and middle school campuses through two locations in Umalas and Nuanu, Bali, delivering an internationally aligned curriculum designed to integrate academic learning with entrepreneurship, leadership and life skills development. The campuses operate as physical school facilities where students attend daily classes and participate in structured academic and co-curricular programs.

GENIUS ACADEMY COMPANIES, providing entrepreneurial and future skills education to adults:

GENIUS GROUP USA:

Genius Group USA is the United States-based subsidiary of Genius Group, established to support the Group’s operations, partnerships and expansion within the United States market. It operates primarily as an administrative, operational and strategic support entity, with functions including coordination of education programs, media production activities, corporate support services and management of U.S.-related business initiatives.

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

PROPERTY INVESTORS NETWORK (F.K.A: Mastermind Principles Limited):

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

GENIUS RESORT COMPANIES, managing hospitality learning locations for our learning communities:

ENTREPRENEUR RESORTS PTE LTD (“ERPL”) — Acquired August 2025:

ERPL is a Singapore-incorporated entity acquired by Genius Group in August 2025 as part of its expansion into hospitality and experiential learning. ERPL operates as a holding and management company for the Group’s hospitality, resort and lifestyle assets, providing centralized strategic oversight, operational management and administrative support to the Group’s hospitality entities in South Africa and Indonesia. ERPL generates revenues primarily through management fees, which are eliminated on consolidation.

TAU GAME LODGE (“TAU”) — Acquired August 2025:

Tau refers to Tau Game Lodge (Pty) Ltd, a South Africa-based entity operating a luxury safari lodge, acquired by Genius Group in August 2025 as part of its expansion into hospitality business. Tau operates a safari lodge offering luxury accommodation, dining facilities, guided game drives, spa services and curated wildlife experiences, catering to both domestic and international tourists. Revenue is derived primarily from guest accommodation, food and beverage sales, safari and game drive services, bar and retail sales and spa services

MATLA GAME LODGE (“MATLA”) — Acquired 2025:

Matla refers to Matla Game Lodge (Pty) Ltd, a South Africa-based entity operating a safari lodge property, acquired by Genius Group in 2025. Matla offers guest accommodation, dining facilities, guided game drives and related hospitality services, with revenue derived from both domestic and international tourism.

VISION VILLAS (“VV”) — Acquired 2025:

Vision Villas refers to the villa-style hospitality property acquired by Genius Group in 2025, located in Bali, Indonesia. Vision Villas offers villa-style accommodation for short-term guest stays, catering to individual guests as well as Group-related retreats and events. Revenue is derived primarily from accommodation bookings and related hospitality services.

GENIUS CAFÉ (“GC”) — Acquired 2025:

Genius Café refers to the café business acquired by Genius Group in 2025, located in Indonesia. Genius Café operates as a café and hospitality venue providing food and beverage services, and serves as both a commercial outlet and a community gathering space aligned with the Group’s education and entrepreneur ecosystem. Revenue is derived from walk-in customers, event-based gatherings and Group-related programs.

GENIUS CITY — Acquired November 2025:

Genius City refers to the integrated living and learning district in which Genius Group acquired a 51% controlling interest in November 2025, located within Nuanu Creative City, a 44-hectare creative city in Bali, Indonesia. Genius City is currently in its development phase and is intended to serve as the prototype for the Group’s global Genius Cities expansion strategy.

DISCONTINUED COMPANIES, in the process of closing as part of current restructuring

E-SQUARE:

E-Square was established to deliver an entrepreneurial education for primary school and secondary school students, with opportunities for them to launch their own companies and learn technology and vocational skills. The company and its team were referred to Genius Group Ltd by our entrepreneur community in South Africa as a recommended addition to our Genius Curriculum, and this led to the current acquisition. Genius Group is in the process of closing E-Square as part of its current restructuring activities

REVEALED FILMS

RF is focused on adult learning through Documentaries and Docuseries that span a wide array of topics. The founders of RF have been long-term students of Genius Group Ltd and have grown their company using the education methodology, principles and philosophy. Genius Group is in the process of closing Revealed Films as part of its current restructuring activities

UNIVERSITY OF ANTELOPE VALLEY:

UAV was originally established by two entrepreneurs to provide vocational training in the medical field. This developed into an accredited university offering both vocational certifications and academic degree programs. UAV is in the process of being closed as part of its current restructuring activities

Our Courses, Products and Services

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

FREE COURSES: Most students begin with a free course, utilizing our “freemium” model. They can learn for free, build their learning profile, connect with circles, and receive guidance from our AI Genie. Examples of free courses include:

●	Assessments: 5 to 30-minute online quizzes providing insights into personality or progress.
●	Masterclasses: 60-minute to 4-hour live or recorded webinars teaching specific skills or solving problems.
●	Workshops: 3 to 4-hour live or recorded webinars with facilitated interaction, delivering specific outcomes or previewing paid courses.
●	Microcourses: 3 to 5-day competitions, combining masterclasses with submissions and awards.
●	Microdegrees: Pre-recorded online courses offering a sample of paid course content.

PAID COURSES: Students can opt to purchase one-off paid courses, ranging in cost from US$15 to US$5,000. Examples of paid courses include:

●	Events: Paid live digital, in-person, or hybrid events such as training courses or global summits, priced between US$15 and US$1,500.
●	Workshops: 60-minute to 2-day live or recorded workshops or mentorships, with faculty interaction and specific outcomes, priced between US$100 and US$3,000.
●	Microschools: 5 to 90-day challenge-based education modules combining digital and in-person elements, with submissions, awards, and GEM credits for completion, priced between US$1,000 and US$5,000.
●	Products: GeniusU’s online store offers additional educational products, including books, video courses, and in-person sessions that partners can add to provide a comprehensive educational offering to their students.

DIPLOMA COURSES: The third step that a number of our students take is a diploma course that spans over one or more years. These range from US$1,000 to US$30,000 per year. Examples of our diploma courses include:

➢	Memberships: We host membership programs on GeniusU for our own companies and for our partners. These are delivered through a mix of digital, live and in-person. They provide monthly training, connection and information for the members who join, with prices ranging from US$1,000 to US$20,000 per year.
➢	Diploma Certificates: Further to our Acquisitions we are adding vocational certifications to our product range, and we plan to extend this to primary and high school diploma programs. These will be delivered through a mix of digital, live and in-person. Prices range from US$2,500 to US$10,000 per year.

MENTOR RESOURCES: Most of our 14,700+ partners began or participated as students before joining our partner community. We have two partner pathways which work together at each stage of education: Community partners who host events, courses and venues, creating their own training center or school in their local area; and Faculty partners who deliver the events and courses. Partners and faculty pay for mentor resources in order to be trained, certified, learn best practices from other mentors and access our partner tools and dashboards on GeniusU. mentor resources range from US$1,500 to a percentage of their revenues which can range from 2.5% to 30% of revenues. Examples of our mentor resources include:

➢	Certifications: Our online certifications enable community partners and faculty to be trained to grow student communities or to deliver one or more of the courses above. These certifications include mentor tools to add the courses above to GeniusU, attract and grow student and partner communities, take payment and track their activity with ready-made dashboards. These range from entry level certifications to advanced certifications. Prices range from US$1,500 to over US$35,000 per year for the initial certification and annual re-certification.

➢	Sponsorships: Partners have the option to sponsor various programs, including our global summits and courses, and provide prizes and awards as part of our education challenges. Prices range from US$1,500 to US$50,000.
➢	Licenses: Partners also have options to license the use of various education models as they build their education business on GeniusU. For example, venue partners pay between 2.5% to 5% of revenue when operating their campus venues. Community Partners and Faculty also pay a platform fee of between 5% to 30% for products they sell on GeniusU.

Our Courses, Products and Services

We are developing a life-long Genius curriculum together with a full suite of tools for students to learn (at every age and ability level) and for faculty to earn on GeniusU, divided in the following stages:

➢	PREP - 0 to 7 years old: Education Angels and Pro Education, provides education services to this stage of education. This segment approximately contributes US$1.7 million in revenue and is 13% of the proforma revenue in 2025.
➢	PRIMARY - 6 to 14 years old: Pro Education, provides courses and a full primary school program to this stage of education. Pro Education contributes US$3.5 million in revenue and is 26% of the proforma revenue in 2025. With US$1.8 million in revenue for the primary segment from Pro Ed, this segment contributes 13% of the proforma revenue.
➢	SECONDARY - 12 to 18 years old: Pro Ed, also provides courses and a full secondary school program to this stage of education. With US$0.9 million in 2025 revenue, this represents 6% of our Group’s proforma revenue.
➢	ENTREPRENEUR - 16 to 80 years old: Our Edtech company, GeniusU and entrepreneur education company, Entrepreneurs Institute, has been providing courses and products to adult learners. With US$0.9 million in 2025 education revenue, this represents 7% of our Group proforma revenue. PIN, also provides courses and products to adult learners. With US$3.5 million in 2025, this represents 26% of our Group proforma revenue. When combined, this education stage represents 33% of Group revenue in 2025.
➢	MENTOR - 18 to 100+ years old: Currently GeniusU provides mentor certifications for partners who build their education businesses on our Edtech platform. While Entrepreneurs Institute and PIN are both utilizing GeniusU to grow their mentors, our plan is for the other Acquisitions to also attract, train and grow their faculty through GeniusU.
➢	ENTREPRENEUR RESORTS - All Ages: Our Pre-IPO Group company, Entrepreneur Resorts, operates a campus model in the form of resorts, cafes and coworking spaces, and has plans to grow these campuses by connecting local partners with our global community, Genius Curriculum and GeniusU platform. It delivers revenue from accommodation, food and beverage. ERL revenue in 2025 was US$4.5 million.

PREP — 0 to 7 years old

We are introducing our early learning program for parents and children up to seven years old with the acquisition of Education Angels. Until this acquisition, our impact on early learning was limited to the events and courses that our parent-focused faculty hosted on GeniusU, our Genius School Certifications, and the work that our Genius Educators had conducted with parents in early learning. Below is a list of Prep products delivered in 2025

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

PRIMARY — 6 to 14 years old, and SECONDARY — 12 to 18 years old

“Genius School” is the brand we use within GeniusU to encompass all our programs for children and students up to high school graduation. Prior to the acquisition of ProEd, Genius Group’s programs for primary and secondary school students were focused on the development of our Genius School assessments, camps and certifications. With the addition of ProEd, in 2026 our Primary and Secondary Products will include international school education from Grade 1 to Grade 13 certified under the Cambridge International Education System.

Below is a list of Primary and Secondary products delivered in 2025:

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

ENTREPRENEUR — 16 to 80 years old

All of the courses and products offered on GeniusU are added, promoted and delivered on GeniusU by our partners. With the acquisition of Entrepreneurs Institute, the entrepreneur courses and products developed and owned by Entrepreneurs Institute came under the ownership by Genius Group and these courses and products have become fully integrated into our Genius Curriculum and GeniusU. With the acquisition of Property Investors Network (PIN), PIN’s courses and products have been integrated in a similar way. The courses and products of these two companies, together with the courses and products marketed and delivered by our partners on GeniusU, form the product range for the students at the “Entrepreneur” stage of our Genius Curriculum, and fall under our Genius Academy.

While younger students up to high school graduation age progress through a series of grades and levels similar in name to the current Nursery through to Grade 13 level of international schools, our adult learning is divided into nine levels that relate to the nine levels of entrepreneurship. This is a proprietary system called Impact Dynamics, originally owned by Entrepreneurs Institute and now owned by Genius Group Ltd, that has proven to be one of the greatest attractions to our entrepreneur students as it provides specific steps to take in order to move from one level to the next on their entrepreneur journey.

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

Below is a list of the main Entrepreneur products delivered in 2025:

Free Courses: In 2025, GeniusU grew its community of free students primarily through free assessments and free masterclasses and microcourses. In 2025, a total of over 1,000 different free education courses and products covering a wide range of subjects and skills were offered on GeniusU. PIN also conducted free courses resulting in an intake of free students. The main online assessments we offered in 2025 included:

➢	The Genius Test: Our most popular test identifies which of four personality types best fits the student, giving them guidance on their natural path in learning, earning, leading and connecting.
➢	The Passion Test: In partnership with Chris and Janet Attwood, the authors of the New York Times Bestseller ‘The Passion Test’, this test identifies the students’ top five passions and guidance on aligning their learning, earning and environment to the activities and actions they are most passionate about.
➢	The Purpose Test: This test identifies which of 17 global goals the student is most aligned to, and enables them to connect with other students, mentors and companies on GeniusU that share the same purpose.
➢	The Entrepreneur Quiz: This quiz identifies each student’s learning goals, level of entrepreneur expertise and level of leadership, size of business or investment portfolio. This in turn enables our Genie AI to guide them most effectively in their first steps on their personalized learning journey on GeniusU.
➢	The Impact Test: This test identifies which level of complexity the student’s enterprise is at out of 7 levels, from 1 customer to 1 million customers, and as a result it guides the challenges, opportunities and solutions to navigate through their specific level of enterprise.
➢	The Wealth Spectrum: This test identifies which of 9 financial literacy levels the student is at, what the greatest challenges and solutions are at their level and what the next steps are to master the level.
➢	The Entrepreneur Genius Test: This is a new test we plan to launch that tailors the Genius Test questions and results specifically towards students looking to start or grow a business.
➢	The Investor Genius Test: This is a new test we plan to launch that tailors the Genius Test questions and results specifically towards students looking to build an investment portfolio.
➢	Entrepreneur Dynamics – This is the No.1 agile leadership system for entrepreneurs. This Microdegree takes students through each step of Entrepreneur Dynamics, and how to apply the agile leadership principles in the system to their company and in their team.
➢	Millionaire Master Plan – Students learn which of the nine levels of the wealth spectrum they are currently at, and how understanding this master plan is critical to knowing the next step students will need to take in their entrepreneurial journey.
➢	Genius Entrepreneur Membership (GEM) – Microdegree for students that want to generate additional income on the side or create an affiliate marketing business.2020 Ready Accelerator – Course that get students ready for the decade from 2020 to 2030 by growing their insight, income and impacts.
➢	Successful Real Estate Investing – Students learn how to buy real estate at wholesale prices making a profit from the day they buy and gain instant equity.How to build a fortune through cryptocurrencies – Students learn how to trade cryptocurrencies.
➢	Wealth Creation Summit – Virtual Summit on how to create 4 additional streams of income from 4 top wealth creation specialists.Unveiled: Protect Your Finances from the Hidden Threats – In this masterclass students learn how to generate between 5% - 35% return based on the different investment strategies.
➢	Successful Real Estate Investing – Students learn how to buy real estate at wholesale prices making a profit from the day they buy and gain instant equity.
➢	Wealth Creation Summit – Virtual Summit on how to create 4 additional streams of income from 4 top wealth creation specialists.

Paid Courses: In 2025, GeniusU hosted a wide range of paid courses and products covering a wide range of subjects and skills. These range from US$15 to US$5,000. As mentors can build paid events, microcourses, microdegrees and microschools on GeniusU, new courses and products are added daily. Mentors also market and deliver paid courses developed by other mentors once they are certified to do so. In 2025, the paid courses that relate directly to the courses offered as part of the Entrepreneurs Institute product range and PIN product range included:

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

Diploma Courses: In 2025, GeniusU hosted a range of annual memberships and mentorships. These range from US$1,500 to US$30,000. In 2025, the annual courses that relate directly to the courses offered as part of the Entrepreneurs Institute product range and PIN product range include:

➢	Genius Entrepreneur Mastermind: A 12-month membership program for entrepreneurs to join a global community and access monthly skills-based sessions with seasoned entrepreneurs and mentors sharing their experiences. This is delivered online and globally on different time zones.
➢	Crystal Circle Mentoring: A 12-month mentoring program for entrepreneurs at startup level, scale up level and investor level, to receive guidance and support on building their business from a team of mentors with a monthly, quarterly and annual or review, group sessions and one-to-one sessions. This is based on the business building tools based on Impact Dynamics and Wealth Dynamics.
➢	Property Investor Mastermind: A 12-month mentoring program hosted by PIN for experienced property investors to receive training, connections, opportunities in a global network of property investors, with facilitation and mentoring.
➢	Entrepreneur Dynamics Report - Online quiz to learn which of the eight natural entrepreneur paths students are best studied for, the role models to follow and team to build
➢	Global Summit Series: Lifelong Learning Summit (March); Impact Investor Summit (June); Global Entrepreneur Summit (September); Global Impact Summit (December)

➢	Leadership 5.0 Microschool – A 4-week accelerator program that covers learning over four weeks, four subjects: Digital Strategy, Super Teams, Exponential Growth and Financing, together with how to put a full Leadership 5.0 Plan together
➢	Genius Entrepreneur Metaversity – A 12-month mastermind and metaversity for entrepreneurs with expert mentors, skills workshops and global opportunities.
➢	Community 5.0 Microschool – A 4-week accelerator program that covers learning over four weeks, four subjects: Community Building Strategies, Community Engagement and Growth, A.I. tools for Community Management, together with how to put a full Community 5.0 Plan together
➢	Health Dynamics Consultant – Course for entrepreneurs that need a fully developed health system that integrates with their existing business that can take your clients on a personalized pathway to health using proven systems.
➢	Entrepreneur Dynamics Masters - 5-day virtual master’s program for students to build their business plan and compete for US$50k in prizes, with world class mentors
➢	Entrepreneur Circle Mentoring – 12-month mentoring program for founders, CEO s and executives to build your business. At start up, scale up and corporate group level.
➢	Digital Entrepreneur MBA - 12-month certified MBA from California School of Business. Cutting edge content from top entrepreneurs and thought leaders.
➢	Investor Dynamics Report - Online quiz for students to learn which of the eight natural investor paths they are best suited for, the role models to follow and team to build.
➢	Genius Investor Network - 12-month mastermind and metaversity for investors, with expert mentors, skills workshops and global investment strategies.
➢	Property Mastermind Accelerator - Virtual intensive workshop for investors seeking to aggressively build out their property portfolio over the next twelve months.
➢	Investor Dynamics Masters - 5-day virtual master’s program for students to build their ideal portfolio and compete for US$50,000 in prizes, with world class mentors.
➢	Investor Circle Mentoring – 12-month mentoring program for investors in shares, crypto and property. At beginner, intermediate and advanced level.
➢	Digital Investor MBA - 12-month certified MBA from California Business School. Cutting edge content from top investment thought leaders.

Partnership Opportunities

➢	Faculty Level 1 MENTOR – Partners can be part of our faculty and the go-to mentor for their own chosen niche or industry to build an education business and drive revenue of US$40,000 to US$150,000 per annum.
➢	Faculty Level 2 LEAD MENTOR – Partners can be part of our lead faculty and build their mentoring business with GeniusU’s support to build an education business and drive revenue of US$150,000 to US$300,000 per annum.
➢	Faculty Level 3 CURRICULUM PARTNER – Partners can create content for our Genius curriculum as our curriculum partner to build their education business and drive revenue between US$300,000 and US$2,000,000 per annum.
➢	Genius Partner – Partners can integrate their product range into GeniusU with our full Partner Portal following the Genius Formula.

Community Partners

➢	Community Level 1 CITY HOST– Partners can host city events and be the go-to event host for their city and community.
➢	Event Partner – Partners can join as an Event Partner for our four Global Summits
➢	Community Level 2 CITY LEADER – Partners can lead events in their city as a city leader to build their community business
➢	Community Level 3 TRANSLATION PARTNER– Partners can join as a translation partner to translate content for our Genius Curriculum
➢	Community Level 4 COUNTRY PARTNER – Partners can build a full education business as a country partner with their own faculty team and community partners.
➢	PIN Host Partnership – Being a PIN host is for students that have achieved property investment success and are looking to grow their investments and build their credibility in their locality. We provide all the training for them to host their own PIN events.

Mentor Resources: Historically GeniusU launched its certification builder, for partners and mentors to add their own certifications to build and train their partner community. This has led to a growth in the number of certifications on GeniusU. These certifications range from US$1,500 to US$32,000. In 2024, the paid certification relating directly to the courses offered as part of the Entrepreneurs Institute product range and PIN product range included:

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

Property Investors Network: In 2025 replicated the above partner framework with the same levels and price points, to build the communities and courses for PIN globally. By taking these steps to integrate PIN’s product range, partner community and student community in a similar process to the steps taken to integrate Entrepreneurs Institute’s education community into GeniusU and our Genius Curriculum, we believe we are proving a model that is equally attractive to other educators and their communities, opening the door to future acquisition opportunities.

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

Faculty Partner: Primarily interested in educating their students and delivering either their own courses or the courses they are certified or licensed to deliver, Faculty Partners each between 10% and 70% of revenues in commissions for the courses they create or deliver. The three partner levels for Faculty Partners are:

➢	Level One: Mentor – An annual license and training to deliver a specific set of courses.
➢	Level Two: Lead Mentor – An annual license to training to build an education business based on a specific set of courses.
➢	Level Three: Product Partner – An annual license to co-create content for different industries or countries. We also use the term ‘Genius Partner’ to refer to Product Partners who have built their education business into revenues over US$1 million.

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

Our Conversion Model

We have grown GeniusU to 4 million students as at December 31, 2025 through a “freemium” model by which students and partners join the platform for free and then over time a percentage of them upgrade to paid courses, products and certifications.

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

Our Student Conversion Model: Of the 4 million students on GeniusU as at December 31, 2025, 3.7 million were free students and 63,676 were paying students. In the year 2024, GeniusU attracted 296,918 new students and 11,555 new paying students, representing a 4% conversion rate. While some students join through word-of-mouth or referral, students also join through our direct marketing spend via Google and Facebook. We track our monthly student intake, acquisition cost and activity over the first 12 months and 24 months, and measure their average spending over these periods.

From our main student marketing activity in 2024, every US$1,000 in marketing cost delivered 597 new free students who registered on GeniusU. From these free students, we saw just over 4% convert to paying students, generating US$112 in revenue in the first 12 months as they purchase their first courses or events, and projecting US$449 in revenue in the first 24 months as they upgrade to higher priced courses and diploma programs.

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

Most of our partners on GeniusU begin as students, and then choose to join our faculty or partnership program. We also run marketing campaigns to attract faculty members and partners to GeniusU. At the end of December 2025, we had 13,069 partners on the platform. We track our monthly partner intake, acquisition cost and activity in a similar way to how we track our students, and in the last two years we have measured the revenue they generate for GeniusU in their first 12 months and 24 months.

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

According to HolonIQ, the global education market is set to reach at least US$10 trillion by 2030 as population growth in developing markets fuels a massive expansion and technology drives unprecedented re-skilling and up-skilling in developed economies. This is from the current market size of US$2.5 trillion. It estimates that in the next decade the global education section will see an additional 350 million post-secondary graduates and nearly 800 million more K-12 graduates than today. We believe that Asia and Africa are the driving force behind the expansion. HolonIQ further states that the world will need to add 1.5 million teachers per year on average, approaching 100 million in total in order to keep pace with the unprecedented changes ahead in education around the world.

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

This second trend, like the first, represents a major growth in adult education. It is through these first two trends that Genius Group has achieved the growth rate that it has as the first phase of our growth strategy. However, we have taken a blended approach to Edtech to earn a larger part of the education market than pure Edtech companies can. According to Holon IQ, Edtech is growing at 16.3% annually and will grow 2.5x from 2019 to 2025, reaching US$404 billion in total global expenditure. Impressive as the growth is, Edtech and digital expenditure will still only make up 5.2% of the US$7.3 trillion global education market in 2025.

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

This Online Program Management model (OPM) is growing into a US$7.7 billion market by 2025. As explained by HolonIQ in their February 2019 report “The Anatomy of an OPM and a US$7.7B Market in 2025”: “Online degrees are one of the fastest growing areas of higher education. OPM providers help universities build, recruit for and deliver online programs. Revenue share is the dominant model with fee for service and hybrid relationships growing. 60+ operators in a US$3B+ market growing at 17%.”

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

Our Team

We have breadth and depth of strength in our global team. Our Board members have experience and skills in building and listing companies, with over US$2 billion in capital value created. Our management team has extensive experience in managing and mentoring entrepreneurs and entrepreneurial teams, with our teams based globally in Singapore, Australia, New Zealand, Japan, Indonesia, India, South Africa, the U.K., Portugal, Poland, Ukraine, the U.S. and Canada.

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

Our Niche

Our niche focus on entrepreneur education has enabled us to build what we believe to be a strong position within the global market, based on the 4 million students attracted as at December 31, 2025. The challenge for many education and Edtech companies is that they need to overcome the regulatory hurdles of their country’s education system or the operational hurdles of needing to build partnerships or clients one-by-one. By beginning in the entrepreneur education niche, we have attracted decision makers virally who are willing to invest in their own education and based on the Return on Investment (ROI) they receive from our courses and training, they return for more and refer us to others, building both lifetime value and vitality.

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

With the exception of Property Investors Network, which has attracted City Hosts to manage local events in a similar way to GeniusU, the other companies in the Group including the Acquisitions do not currently have a systemized plan to attract faculty partners or community partners, and the partners they do have are largely accrediting bodies and government institutions. These have been covered elsewhere in this report. Our plan is to introduce our partner certification process and conversion model to each of the Acquisitions.

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

Our Global Team

As of December 31, 2025, the Genius Group team included over 445 full-time staff and 14,500+ partners with teams, locations and offices divided across three geographic regions: NASA, EMEA and APAC. Our teams operate from over 40 cities in U.S., South America, Europe, Africa, Asia, New Zealand and Australia.

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

We believe that our student base of 4 million students at the end of December 2025, which grew by approximately 296,000 new students in 2024, makes us a “world leading entrepreneur Edtech and education group” in comparison to this organization based on student numbers. While we believe that there are no global companies directly competing with us to develop a uniquely entrepreneurial curriculum, there are comparable companies building an Edtech platform to provide alternatives or complements to the traditional education system, and also comparable education companies that are growing via acquisition. Such competition includes:

Coursera: A leading U.S.-based EdTech company, Coursera partners with universities to offer online courses. The platform provides approximately 7,000 courses and has over 142 million registered learners. It listed on the New York Stock Exchange in March 2021 and had a market capitalization of approximately US$1.14 billion as of March 2025. Unlike GeniusU, Coursera does not create or deliver its own curriculum but facilitates access to content developed by its partners.

Udemy: A U.S.-based EdTech company with approximately 59 million students, Udemy has grown through its network of around 70,000 instructors who provide courses and certifications to their students. The platform offers a total of approximately 200,000 courses. However, it focuses on adult learning and does not provide an alternative to the current schooling system or a global community for students to connect and collaborate. Udemy listed on NASDAQ in October 2021 and had a market capitalization of approximately US$1.23 billion as of March 2025.

Udacity: A U.S.-based EdTech company focused on tech-based vocational training courses with over 160,000 students, Udacity has demonstrated a strong demand for vocational nanodegrees supported by large tech companies. Udacity offers a freemium model, allowing students to enroll for free and pay after one month of access.

LinkedIn Learning: LinkedIn acquired the EdTech company Lynda for US$1.5 billion, and LinkedIn was subsequently purchased by Microsoft for US$26.2 billion. Similar to GeniusU, Microsoft combined a social network with online courses but focused mainly on technical and professional courses, offering a flat monthly subscription rate. Like Udemy and Udacity, its focus is on professional adult learning.

Guild Education: Another billion-dollar EdTech startup, Guild Education provides courses and degrees funded by companies for their employees. Together with similar EdTech companies like BetterUp and Degreed, it focuses on up-skilling employees who are already in a job, with education and mentoring funded by the employer as an additional benefit.

China East Education: China East Education is one of several China-based listed companies focused on vocational education, including China Education Group, New Oriental Education, and China Online Education Group. China East Education’s initial public offering in 2019 raised US$625 million, making it one of the largest in the vocational education sector

Our Technology

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

Community

Our community on GeniusU Platform includes over 4 million students across 20,345 cities and 98 countries, meeting online and in over 500 events, with over 5,700 new students joining every week in 2024. Our faculty consists of over 2,500 mentors and certified trainers delivering online and in person education as part of a multi-year curriculum to build entrepreneurial expertise. These include world famous entrepreneurs and New York Times bestselling thought leaders.

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

The three regions are: APAC (Asia Pacific, North Asia and Australia); EMEA (Europe, Middle East and Africa); and NASA (North America and South America). Our community is fairly evenly divided between these three regions. We track the location of approximately 75% of our students and mentors, and they are spread across the three regions for the period ending December 31, 2025 as follows:

	Students	Paying Students
APAC	1,015,400	14,032
EMEA	738,852	29,064
NASA	503,994	13,661
Not Tracked	1,735,756	9,246
Total	3,994,002	66,003

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

We believe that this digital marketing approach gives us scalable unit metrics with an average cost of acquisition per new student of US$1 and a revenue per new student of US$15. Our average cost of acquisition per paying customer is US$254 and our average revenue per paying customer is US$1,002, giving us a 4x return on marketing spend.

Affiliate Marketing

We have a strong community of partners and faculty who promote our courses and programs, and earn affiliate marketing fees for new enrollments and upgrades. We have over 14,700+ partners as of the date of this report who earn commissions via GeniusU. Our commissions are paid for different components of the student journey, with up to 20% paid for marketing referrals, 10% paid for the enrollment process, 30% paid for delivery and 10% paid for content.

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

Employees

As at December 31, 2025 we had 445 employees and contractors, with 13 in Genius Group Ltd, 23 in GeniusU Ltd, 3 in University of Antelope Valley, 18 in Property Investors Network, 16 in Education Angels, 173 in Resorts Academy and 199 in Pro Education. We operate as one global team with regional leadership, and we have established a remote working culture, which put us in a strong position to manage environmental, infrastructure and health events without any major change to our management process.

By illustration, our main leadership team works from Singapore, Australia, New Zealand, Indonesia, South Africa, England, Portugal, Poland and the United States. Our accounts team operates from India and our development team works from India, Ukraine and Poland.

While we see our fully employed team continue to grow, when our 445 employees are put in context of our 14,500+ partners, we see our talent acquisition strategy to be equally focused between the growth and development of our full-time team and growth and development of our partners and faculty.

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

C. Organizational Structure

The companies within the Group are as follows:

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

Genius Group Ltd.’s revenues are derived from management fees it receives from each Group company. These range from 2.5% to 5.0% of revenues. These revenues have been eliminated in our audited accounts. In the fiscal year ended December 31, 2025, the audited financial revenue was US$8.4 million compared to US$7.6 million in 2024 from continuing operations.

We plan to continue to grow Genius Group Ltd as the holding company for the Group in line with the growth of the Group, with a focus on strategy, acquisitions, financing, compliance and investor relations.

Genius Group USA

Genius Group USA refers to the United States-based subsidiary of Genius Group, established to support the Group’s operations, partnerships, and expansion within the United States market.

Genius Group USA operates primarily as an administrative, operational, and strategic support entity for the Group’s U.S.-based activities. Its functions include coordination of education programs, media production activities, corporate support services, and management of U.S.-related business initiatives

GeniusU Ltd

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

In 2024, the GeniusU’s revenue was US$1.3 million, this accounted for 10.8% of the group revenue. In 2025, revenue was US$0.9 million representing 7% of the group proforma revenue. The reason for the decline in revenue was mainly lower demand for the online courses compared to year before, to mitigate we are introducing digital and in person courses in 2025 to improve our conversion. Also, strategic pivot to leverage core business with the development of Genius Cities which will focus on AI education and acceleration whilst also leveraging the existing product catalogue.

At the end of December, 2025, GeniusU had 4 million students of which 3.9 million were free students, 66,000 had upgraded to paying students and 13,069 had upgraded to become faculty or partners. Total students grew by 6% with 211,086 new students joining in 2025. Paying students grew by 4% in 2025. Our faculty and partners remained same in 2025 compared to 2024.

We plan to continue to grow GeniusU as the growth engine for the Group with a focus on integrating, digitizing and distributing education content from our partners and acquisition companies, while developing our community, platform, technology and see AI capabilities as a significant game changer for the business.

Entrepreneurs Institute

Entrepreneurs Institute is the trading name for Wealth Dynamics Pte Ltd, a Singapore-based private limited company. The company owns and develops the entrepreneur education curriculum and tools in the Group, used by many of the leading fast-growth high-tech companies in the world. In August 2019, Genius Group Ltd acquired Entrepreneurs Institute for US$8 million.

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

Property Investors Network (F.K.A: Mastermind Principles Limited)

PIN refers to Property Investors Network Ltd combined with its sister company Mastermind Principles Limited, a United Kingdom (“U.K.”) private limited company. PIN is a U.K.-based company that provides investment education through its fifty city chapters and monthly events in England, held both virtually and in-person. We believe that PIN is the largest property investor network in England based on student numbers, with almost 207,000 students, of which 132,000 are free students and 75,000 are paying students. Genius Group completed the acquisition in April, 2022.

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

In the fiscal year ended December 31, 2024, revenue was US$3.2 million. In the fiscal year ended December 31, 2025, revenue was US$3.5 million. This represents 26% of the group proforma revenue in 2025.

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

In the fiscal year ended December 31, 2024, the audited revenue was US$0.9 million compared to US$0.8 million for the fiscal year ended December 31, 2025, 6% of the group proforma revenue in 2025.

Education Angels has its head office in Wellington, New Zealand. The company has 16 staff and educators based throughout New Zealand.

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

Pro Education

Pro Education (“Pro Ed”) refers to Yayasan ProEducation International Center combined with PT Proeducation Indonesia, educational entities based in Indonesia. Pro Ed operates early learning, primary and middle school campuses in Bali, Indonesia. Genius Group completed the acquisition of a 51% controlling interest in Pro Ed in November 2025.

Pro Ed operates through two campuses, located in Umalas and Nuanu, Bali. These campuses provide in-person education services to students from early years through middle school, delivering an internationally aligned curriculum designed to integrate academic learning with entrepreneurship, leadership and life skills development. The campuses operate as physical school facilities where students attend daily classes and participate in structured academic and co-curricular programs.

Pro Ed generates revenues primarily from student tuition fees, enrollment fees and related school services. Revenue is derived predominantly from in-person education delivery at its Bali campuses.

The company has 199 staff and educators based in Bali

In the fiscal year ended December 31, 2025, Pro Ed contributed school revenue amounting to US$0.6 million to the Group following its acquisition in November 2025.

Entrepreneur Resorts Pte Ltd (“ERPL”)

ERPL is a Singapore-incorporated entity acquired by Genius Group in August 2025 as part of its expansion into hospitality business. ERPL operates as a holding and management company for certain hospitality, resort and lifestyle assets within the Group.

ERPL’s principal office is located in Singapore. Through its ownership and management structure, ERPL oversees the operations of the Group’s hospitality assets, including safari lodges and villa accommodations located in South Africa and Indonesia. ERPL provides centralized strategic oversight, operational management, and administrative support to these hospitality entities.

The company has 25 staff working to manage the operations.

ERPL generates revenues primarily through management fees which is eliminated at the time of consolidation.

Tau Game Lodge (“Tau”)

Tau refers to Tau Game Lodge (Pty) Ltd, a South Africa-based hospitality entity operating a luxury safari lodge. Genius Group acquired Tau in 2025 as part of its expansion into hospitality and experiential learning assets.

Tau operates a safari lodge property located in South Africa, offering luxury accommodation, dining facilities, guided game drives, and related hospitality services. The lodge provides full-service guest experiences, including accommodation packages, food and beverage services, safari excursions, and curated wildlife experiences.

Tau generates revenues primarily from guest accommodation, food and beverage sales, safari and game drive services, bar and retail sales, spa services, and other hospitality-related services. Revenue is derived from both domestic and international tourists, with operations conducted at its physical lodge property.

The company has 101 staff in Lodge to manage the operations.

In the fiscal year ended December 31, 2025, Tau contributed resorts revenue amounting to US$3.3 million the Group following its acquisition in August 2025.

Matla Game Lodge (“Matla”)

Matla refers to Matla Game Lodge (Pty) Ltd, a South Africa-based hospitality entity operating a safari lodge property. Genius Group acquired Matla in 2025 as part of its expansion into hospitality business.

Matla operates a safari lodge located in South Africa, offering guest accommodation, dining facilities, guided game drives, and related hospitality services. The lodge provides full-service safari experiences, including accommodation packages, food and beverage services, wildlife excursions, and curated guest activities.

Matla generates revenues primarily from guest accommodation, food and beverage sales, safari and game drive services, bar and retail sales, and other hospitality-related services conducted at its physical lodge property. Revenue is derived from both domestic and international tourism.

In the fiscal year ended December 31, 2025, Matla contributed resorts revenue amounting to US$0.1 million to the Group following its acquisition in 2025.

Vision Villas (“VV”)

VV refers to the villa-style hospitality property acquired by Genius Group in 2025 as part of its expansion into hospitality business.

Vision Villas operates a hospitality property in Indonesia, offering villa-style accommodation for short-term guest stays. The property provides furnished residential-style villas, along with related hospitality services, and caters to both individual guests and Group-related retreats and events.

Vision Villas generates revenues primarily from accommodation bookings and related hospitality services provided at the property. Revenue is derived from short-term stays, retreat programs, and other experiential offerings aligned with the Group’s hospitality strategy.

In the fiscal year ended December 31, 2025, Vision Villas contributed resorts revenue amounting to US$0.3 million to the Group following its acquisition in 2025

The company has 35 staff in Villa managing the operations.

Genius Café (“GC”)

GC refers to the café business acquired by Genius Group in 2025 as part of its expansion into hospitality business. Genius Café operates as a café and hospitality venue in Indonesia, providing food and beverage services to customers. The café serves as both a commercial hospitality outlet and a community gathering space aligned with the Group’s education and entrepreneur ecosystem.

Genius Café generates revenues primarily from the sale of food and beverages, including dine-in and related hospitality services. Revenue is derived from walk-in customers, event-based gatherings, and Group-related programs hosted at or in connection with the venue.

In the fiscal year ended December 31, 2025, Genius Café contributed US$0.7 million in group’s proforma revenue in 2025.

Genius City

Genius City refers to the integrated living and learning district in which Genius Group acquired a 51% controlling interest in November 2025, located within Nuanu Creative City, a 44-hectare creative city in Bali, Indonesia.

Genius City is currently in its development phase and is intended to serve as the prototype for the Group’s global Genius Cities expansion strategy.

University of Antelope Valley (“UAV”)

UAV refers to the United States-based higher education institution previously acquired by Genius Group as part of its expansion into accredited university education.

UAV operated from a campus located in Lancaster, California, United States. The institution provided vocational certifications and university degree programs across a range of disciplines and delivered in-person, campus-based education services.

UAV generated revenues primarily from student tuition fees, enrollment fees, and related educational services associated with its accredited academic programs.

The Company initiated a closure process in 2024.

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

RF revenue reduced to US$0.3 million in 2025, representing 2% of the group’s proforma revenue. We plan to restructure RF’s project production schedule and affiliate business, to integrate with GeniusU Edtech platform.

The Genius Group’s principal subsidiaries as at December 31, 2025 were as follows:

Name	Principal activities	Proportion of voting rights and shares held (directly or indirectly)	Country of Incorporation
GeniusU Ltd	Operating company including tech development platform	96.6%	Singapore
Genius Group USA	Investment Company	100%	USA
Wealth Dynamics Pte Ltd trading as Entrepreneurs Institute	IP holding company	100%	Singapore
Property Investors Network Ltd (FKA Mastermind Principles Ltd)	Investment education	100%	UK
Pin Shelf Ltd (FKA Property Investors Network Ltd)	Investment education	100%	UK
Education Angels In Home Childcare Limited	Early childhood education	100%	New Zealand
Yayasan Pro Education International Center	Education	51%	Indonesia
PT Pro Education	Education	51%	Indonesia
Entrepreneur Resorts Pte Ltd	Management	100%	Singapore
Vision Villa Resort	Resort	100%	Indonesia
Genius Cafe	Café	100%	Indonesia
Tau Game Lodge (Pty) Ltd	Resort	100%	South Africa
Matla Game Lodge (Pty) Ltd	Resort	100%	South Africa
University of Antelope Valley Inc.	Tertiary education	100%	USA
Revealed Films Inc	Film Production	100%	USA

D. Property, plant and equipment.

Facilities

Genius Group’s principal operational offices are located in Singapore. The Group has a remote working structure for most of our team globally.

●	GeniusU has its principal offices located in Singapore at the principal offices of Genius Group.
●	Property Investors Network has its principal offices in Birmingham, United Kingdom.
●	Education Angels operates a network of early childhood education centers across New Zealand, with its principal office located in Wellington, New Zealand.
●	Pro Education (Pro Ed) operates early learning, primary, and middle school campuses in Indonesia through its Yayasan and PT entities, including campuses in Bali
●	Entrepreneur Resorts Pte Limited has its principal offices located in Singapore
●	Tau Game Lodge and Matla Game Lodge operate safari lodge hospitality properties in South Africa
●	Vision Villas operates villa-style hospitality accommodation in Bali
●	Genius Café operates as a café in Indonesia.
●	Revealed Films has its principal offices in Utah, United States.
●	University of Antelope Valley (UAV) is located in Lancaster, California, United States. UAV is currently in the process of liquidation.

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

A. Directors and senior management.

The following table sets forth information regarding our executive officers and directors as of the date of this Report.

Name	Age	Position with our Company
Roger James Hamilton	56	Chief Executive Officer and Chairman
Eva Mantziou	41	Chief of Staff
Gaurav Dama	36	Chief Financial Officer
Suraj Naik	41	Chief Technology Officer and Director
Mr. Gary M Pattinson	55	Director
Ian Putter	55	Director
Thomas Power	62	Director
Eduardo Huerto Mercado	61	Director

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

Mr. Gary M Pattinson joined Genius Group’s Board in October 2024. Mr. Pattison is an education entrepreneur, CEO mentor and rapid growth specialist with international experience working with CEOs and senior management on rapid transformation and turnaround strategies. Since January 2022, Mr. Pattison has been the co-founder and MD of Legend X Limited, a company specialising in professional coaching and mentoring of founder CEOs and entrepreneurs via the Legend X League. Since November 2016, Mr. Pattison has been the co-founder and Chief Executive Officer of Wilde Success Limited & Wilde Success UK Limited (now Legend X UK Limited), a professional coaching, mentoring and consulting company. From August 2007 to January 2022, Mr. Pattison was the co-founder and Chief Executive Officer of Wild Creations CC, where he drove strategy formulation and the development and delivery of leadership programs, strategic interventions, and company turnarounds. Mr. Pattison’s certifications include IBG Certified Executive Coach, IBG Certified Sales Coach, IBG Certified Business Coach, IBG Certified Guerrilla Marketing Business Advisor Practitioner, Demartini Method Facilitator, Certified Eriksonian Psychotherapist, Certified NLP Practitioner, Certified EFT Practitioner, Certified Hypnotherapist, and Certified Timeline Paradigm Techniques Practitioner.

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

	2025			2024
	Salary	Stock Based	Total	Salary	Stock Based	Total
Key management compensation	2,079,152	6,644,690	8,723,842	$2,109,014	$3997,113	$6,106,126

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

D. Employees

We currently have 445 employees and contractors, with 13 in Genius Group Ltd, 23 in GeniusU Ltd, 3 in University of Antelope Valley, 18 in Property Investors Network, 16 in Education Angels, 173 in Resorts Academy and 199 in Pro Education. We operate as one global team with regional leadership, and we have established a remote working culture, which puts us in a strong position to manage environmental, infrastructure and health events without any major change to our management process.

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

In summary, the rules of the Incentive Plan are:

➢	An option pool is determined by the Board of Directors at the beginning of each calendar year. The size of the pool is approximately equivalent to two months payroll cost and may change from time to time.
➢	Options are granted from the pool to eligible employees each year. Eligible employees are those that are in full-time employment and have been employed by the Company for at least three months prior to December 31 each year.
➢	At the grant date, employees are issued with a letter stating the number of options earned and the exercise price. These are calculated based on the total options pool available, and divided pro rata to their length of employment in the year and proportional to their salary as a percentage of total wages.
➢	The exercise price is at the share price at the time of the grant date.
➢	The vesting date is one year after the grant date. In order to vest, an employee must still be in employment with Genius Group as of the vesting date.
➢	On the vesting date, eligible employees may exercise their option at the pre-fixed exercise price.
➢	Should employees choose to exercise their option, shares are issued as an interest-free loan repayable at the time of sale of the shares.
➢	Should employees not to exercise, or if they leave employment prior to the vesting date, the options lapse.
➢	Employees are required to complete the KYC (Know Your Customer) process before receiving the share certificates.

Below are details of the options and restricted stock units issued to date:

		No of	Price		Total	No of Shares after
Year	Companies	Shares	Per Share		Consideration	Share Split
2018	Genius Group Ltd	20,317	$15.45		$313,898	121,902
2019	Genius Group Ltd, GeniusU Ltd, Entrepreneur Institute Ltd, Entrepreneur Resorts Ltd	42,913	$21.34		$915,763	257,478
2020	Genius Group Ltd, GeniusU Ltd, Entrepreneur Institute Ltd, Entrepreneur Resorts Ltd	11,560	$34.87		$403,097	69,360
2021	Genius Group Ltd, GeniusU Ltd, Entrepreneur Institute Ltd, Entrepreneur Resorts Ltd	22,366	$36.00		$805,170	134,195
2022	Genius Group Ltd, University of Antelope Valley		n.m.	(1)	$4,789,351	2,071,852
2023	Genius Group Ltd and Subsidiaries		n.m.	(1)	$674,704	873,429
	TOTAL				$7,901,983	3,528,216

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

In this section “we,” “us” and “our” refer to Genius Group Limited. You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with the IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles, or GAAP. This discussion and other parts of this Annual Report contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this Annual Report titled “Item 3.D. Risk Factors.” References to the number of shares or options issued by Genius Group Limited in this section shall be to the number of shares or options issued at December 31, 2025.

Please refer to the glossary of terms provided at the beginning of this Annual Report for aid in understanding the entities, acquisitions, products, services and certain other concepts referred to in the management’s discussion and analysis presented herein.

A. Operating Results

Overview

We believe that we are a world leading entrepreneur Edtech and education group with a focus on Artificial Intelligence. Our mission is to disrupt the current education model with a student-centered, lifelong learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s rapidly evolving, AI-driven world.

To help achieve our mission, we completed an IPO on NYSE American on April 14, 2022. Since our IPO, we have grown significantly, expanding to sixteen companies across five reportable segments: Central, Academy, School, Resorts and Discontinued operations. Our growth has been achieved through a combination of organic development and strategic acquisitions, with several key additions to the Group completed during the fiscal year ended December 31, 2025.

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

We have expanded our education system beyond our adult audience to children and young adults, with the goal of delivering a full lifelong learning pathway. Our Academy segment delivers entrepreneur and investment education to adult learners through GeniusU and Property Investors Network, which provides property investment courses and events across fifty city chapters in England, United Kingdom. Our School segment delivers early childhood and school-based education through Education Angels, which provides home-based early learning in New Zealand for children from 0 to 5 years old, and Pro Education, which operates early learning, primary and middle school campuses in Bali, Indonesia, delivering an internationally aligned curriculum integrating entrepreneurship, leadership and life skills. Pro Education was acquired in November 2025 as part of a combined transaction with Genius City.

Our plan is to combine their education programs with our current education programs and Edtech platform as part of one lifelong learning system, and we have selected these acquisitions because they already share aspects of our Genius Curriculum and our focus on entrepreneur education.

Our Resorts segment delivers hospitality and experiential learning through our portfolio of properties acquired during 2025, comprising Tau Game Lodge and Matla Game Lodge in South Africa, and Vision Villas and Genius Café in Bali, Indonesia, all managed through our hospitality holding company Entrepreneur Resorts Pte Ltd. These properties complement our education companies by providing location-based experiential learning environments that link local mentors and partners to our global community of students and entrepreneurs.

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

To provide an accurate discussion and analysis of financial condition and results of operation, the financial reports provided and discussed below are grouped in the following sections:

Financials including acquisitions from the acquisition date: Audited financials provided for the financial years ended December 31, 2024 and 2025, including the acquisitions companies from the date of acquisition.

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

Components of our Operating Results

Revenue

Our revenue is derived from five reportable segments: Central, Academy, School, Resorts, and Discontinued operations.

Central revenue comprises management fees charged by Genius Group Ltd to its subsidiaries, which are eliminated on consolidation.

Academy revenue comprises entrepreneur and investment education programs delivered digitally and in-person through our GeniusU Edtech platform and Property Investors Network. Our most significant growth opportunities are in the digital education stream, and our model allows us to scale with both organic growth and growth through acquisitions.

School revenue comprises early childhood and school-based education programs delivered through Education Angels in New Zealand and Pro Education in Bali, Indonesia. Pro Education was acquired in November 2025 and operates early learning, primary and middle school campuses delivering an internationally aligned curriculum integrating academic learning with entrepreneurship and life skills development.

Resorts revenue comprises hospitality and experiential learning services, including safari lodge operations in South Africa through Tau Game Lodge and Matla Game Lodge, villa accommodation and café operations in Indonesia through Vision Villas and Genius Café, all of which were acquired during 2025 as part of the Group’s expansion into hospitality and experiential learning.

Discontinued operations revenue comprises revenue from entities that are in the process of closure or restructuring, including University of Antelope Valley, Revealed Films and E-Squared Education, none of which are expected to contribute materially to future revenue.

Cost of Revenue

For the Central segment, costs primarily comprise management and administrative overhead costs incurred by Genius Group Ltd in providing strategic, financial and operational support services to the Group. These costs are largely eliminated on consolidation.

For the Academy segment, cost of revenue consists mainly of digital marketing and faculty costs. Our courses include content developed in-house and content developed, and usually delivered, by other faculty. We pay commissions or content fees to external faculty. Cost of revenue for this segment also includes transaction processing fees and amortization of the capital cost of the technology platform.

For the School segment, cost of revenue consists primarily of educator and teaching staff costs, campus operational costs, curriculum development costs, and enrollment-related expenses. Cost of revenue for this segment also includes transaction processing fees and depreciation and amortization of right-of-use assets and equipment that directly relate to the earning of revenue.

For the Resorts segment, cost of revenue includes food and beverage costs, accommodation and lodge operational costs, safari and game drive delivery costs, staff costs directly attributable to guest services, promotional discounts, transaction processing fees, and depreciation and amortization of right-of-use assets, buildings and equipment that directly relate to the earning of revenue.

For the Discontinued Operations segment, cost of revenue reflects the costs directly attributable to the operations of University of Antelope Valley, Revealed Films and E-Squared Education, as applicable, for the periods in which these entities were operational.

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

Key Business Metrics

Please refer to the tables under “Key Business Metrics” for the years ended December 31, 2024, and 2025.

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

Number of Students and Users

Number of Students and Users

Total
Year ended December 31, 2025	6,070,910
Year ended December 31, 2024	5,848,256

Number of Free Students and Users

Total
Year ended December 31, 2025	5,853,652
Year ended December 31, 2024	5,640,888

Number of Customers (Paying Students and Users)

Total
Year ended December 31, 2025	217,258
Year ended December 31, 2024	207,368

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

GeniusU Ltd grew total students by 9% in 2024 and a further 6% in 2025 to 3,994,002 total students, with paying students growing by 22% in 2024 and a further 4% in 2025 to 66,001 paying students. We have seen consistent growth in the number of students on GeniusU year-on-year within the range of 10% to 20% per year. This growth is primarily due to three factors: Organic growth through word-of mouth and referrals; partners and our acquisitions attracting new students; and direct growth from paid digital advertising. We have historically spent a low amount on advertising as we have relied on word-of-mouth referrals and partners.

PIN total students increased by 5.9% in 2025, compared to 2024 data, with paying students increasing by 11%. This growth is in line with continued increased sales and marketing efforts, which have included the employment of an in-house PPC specialist as well as expanding the internal sales team leading to an increase in lead conversion.

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

The number of partners in GeniusU remained same in 2025 compared to 2024. We expect a growth of 10% to 20% in partners each year. Tracking and managing our partner is a balance between growth and maintaining quality, as the quality of each partner’s courses and quality of training are important factors as they go through their certification process.

Overall, the number of partners for the Group declined in the current year. We see this key measure as a measure of the scalability in the delivery of the Genius Curriculum, as each partner attracts their own students to GeniusU and as partners are joining from all parts of the world, we are able to overcome the two largest bottlenecks to the growth of most education companies: location and teachers.

Number of Partners

Number of Partners

Total
Year ended December 31, 2025	13,233
Year ended December 31, 2024	14,573

Operating Results

Results for the Year ended December 31, 2025 compared to the Year ended December 31, 2024

The below discussion and analysis are for the 2025 audited financials compared to the 2024 audited financials.

Revenue

Our revenue is derived from five reportable segments: Central, Academy, School, Resorts, and Discontinued operations. Academy revenue comprises entrepreneur and investment education programs delivered digitally and in-person. School revenue comprises early childhood and school-based education programs. Resorts revenue comprises hospitality and experiential learning services. Central revenue comprises management fees charged by Genius Group Ltd to its subsidiaries, which are eliminated on consolidation. Discontinued operations revenue comprises revenue from entities that are in the process of closure or restructuring.

Academy revenue is further split into digital and in-person delivery. Our most significant growth opportunities are in the digital education stream, and our model allows us to scale with both organic growth and growth through acquisitions. School revenue includes both home-based early childhood education and campus-based school programs. Resorts revenue includes accommodation, food and beverage, safari and game drive services, and related hospitality services generated from our lodge, villa and café operations.

Our audited Group revenues from continued operations increased from US$7.6 million in the fiscal year ended December 31, 2024 to US$8.4 million in the fiscal year ended December 31, 2025, representing an increase of approximately 10%.

Academy Segment

Academy revenue decreased from US$4.5 million in 2024 to US$4.4 million in 2025. Within the Academy segment:

Property Investors Network (PIN) revenue increased from US$3.2 million in 2024 to US$3.5 million in 2025, driven by continued growth in its event and membership programs across its fifty city chapters in England.

GeniusU revenue declined from US$1.3 million in 2024 to US$0.9 million in 2025, primarily due to lower demand for online courses compared to the prior year. To address this, the Group is introducing digital and in-person courses to improve conversion, while also pursuing a strategic pivot through the development of Genius Cities focused on AI education and acceleration.

Revealed Films revenue declined from US$0.8 million in 2024 to US$0.3 million in 2025 as the Group commenced a restructuring of its operations and production schedule.

School Segment

School revenue increased from US$0.9 million in 2024 to US$1.5 million in 2025. Within the School segment:

Education Angels revenue was US$0.8 million in 2025 compared to US$0.9 million in 2024, reflecting stable operations of its home childcare and education programs in New Zealand.

Pro Education contributed US$0.6 million to School segment revenue following the acquisition of a 51% controlling interest in November 2025. Pro Ed operates early learning, primary and middle school campuses in Bali, Indonesia, and this represents revenue for the period from acquisition to December 31, 2025 only.

University of Antelope Valley contributed US$0 million in 2025 following the initiation of its closure process in 2024, compared to US$1.3 million in 2024.

Resorts Segment

Resorts revenue increased from US$0 million in 2024 to US$2.2 million in 2025, driven entirely by the Group’s new hospitality acquisitions during 2025.

Discontinued Operations Segment

E-Squared Education contributed US$0 million in 2025 following the cessation of all operations in December 2024.

The following table shows the breakdown of this revenue into segments for both Genius Group and the audited Group:

	Genius Group Proforma Year ended	Genius Group Audited Financials
	December 31,	Year Ended December 31,
	2025	2025	2024
	(USD 000’s)	(USD 000’s)	(USD 000’s)
Academy revenue	4,376	$1,459	$2,201
School Revenue	4,730	4,730	5,381
Resorts Revenue	4,554	2,198	-
Discontinued operations Revenue	-	-	331
Total Revenue	13,660	$8,387	$7,913

Cost of Revenue The Group’s cost of revenue was US$5.5 million in 2025 with US$2.9 million gross profit, for a 34% gross margin. The Group’s cost of revenue was US$5.2 million in 2024 with US$2.3 million gross profit, for a 31% gross margin. The improvement in gross margin from 2024 to 2025 was primarily driven by the addition of the Resorts segment, which contributed higher-margin hospitality revenue, and the growth in School segment revenue through the acquisition of Pro Education in November 2025.

GeniusU had US$0.6 million in direct costs with a negative 51% gross margin for the year ended December 31, 2025, compared to direct costs in 2024 reflecting the decline in online course revenue. The negative margin reflects the fixed nature of technology platform costs relative to the decline in revenue, which the Group is addressing through the introduction of new digital and in-person course offerings

PIN had US$1.6 million in direct costs with a 55% gross margin for the year ended December 31, 2025, compared to US$1.5 million in direct costs with a 53% gross margin in 2024. The improvement in margin reflects continued growth in PIN’s event and membership programs and the ongoing digitization of its course offerings.

Education Angels had US$0.4 million in direct costs with a 46% gross margin for the year ended December 31, 2025, compared to US$0.5 million in direct costs with a 51% gross margin in 2024. The slight reduction in margin reflects stable operational costs against marginally lower revenue in 2025.

The Resorts business (including Tau Game Lodge, Matla Game Lodge, Vision Villas, and Genius Café) incurred US$0.4 million in direct costs from the acquisition date through December 31 of the current year, contributing to a gross margin of 81% over that period.

Pro Education contributed US$0.6 million in direct costs following its acquisition in November 2025, reflecting campus operational costs, educator staff costs and curriculum delivery expenses associated with its Bali campuses for the period from acquisition to December 31, 2025

UAV recorded no direct costs for the year ended December 31, 2025, compared to US$0.9 million in direct costs in 2024, which generated a gross margin of 29% in that year. The significant decrease in cost of sales was primarily due to the closure of UAV operations in 2024.

Revealed Films had US$1.2 million in direct costs for the year ended December 31, 2025, delivering a negative gross margin, compared to US$1.5 million in direct costs with a negative 76% gross margin in 2024. Revealed Films’ operations are classified within discontinued operations.

Operating Expenses: The Group had operating expenses of US$28.9 million in the fiscal year ended December 31, 2025 compared to US$24.26 million in 2024. The operating expenses mainly consist of General and Administrative expenses. The administrative expenses include staff costs, professional and consulting fees, development costs, marketing, rental and general expenses.

Additional Income: Additional income was Nil for the fiscal year ended December 31, 2025, compared to US$5 million in 2024. The decline in additional income was primarily due to the absence of revaluation gains in the current year.

Additional Expenses: The Group incurred US$29.2 million in other expenses for the fiscal year ended December 31, 2025, compared to US$5.5 million in 2024. The increase was primarily attributable to impairment losses, revaluation losses on digital assets, losses on the sale of digital assets, and higher interest costs recognized during the year. During the year ended December 31, 2025, the Company recorded impairment loss US$15.9 million, loss on sale of digital assets of US$5.8 million and a revaluation loss of US$3.6 million, the latter including a revaluation loss on the Company’s investment in Quantum.

Recent Accounting Pronouncements Implemented

Recently Adopted Accounting Standards	Effective for periods beginning on or after

Amendments to IAS 21 Lack of Exchangeability	January 1, 2025

The Company’s adoption of the standards above had no material impact on the consolidated financial statements in the year of initial application.

Recent Accounting Standards Not Yet Adopted	Effective for periods beginning on or after

Amendments to IFRS 7 and IFRS 9 Classification and measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 7 and IFRS 9 - Contracts Referencing Nature-dependent Electricity	January 1, 2026
Annual improvements to IFRS Accounting Standard-Volume 11	January 1, 2026
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IFRS 10 Consolidated Financial Statements and IFRS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Date to be determined

IFRS 18 will replace IFRS 1 Presentation of Financial Statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance (comprising of the statement of profit or loss and other comprehensive income) and providing management-defined performance measures within the financial statements.

Although the adoption of IFRS 18 will have no impact on the Group’s net profit, the Group expects that grouping items of income and expenses in the statement of profit or loss into the new categories will impact how operating profit is calculated and reported. The line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation.

Management is currently assessing the detailed implications of applying the new standard on the group’s consolidated financial statements.

B. Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, and cash generated from operations. Cash and cash equivalents consist mostly of cash with banks. As of December 31, 2025, we had cash and cash equivalents of US$2.4 million maintained at various financial institutions. We have funded our operations primarily through cash flows from operations, and have raised capital for the purpose of business acquisitions and development of the technology platform.

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

Cash Flow

Group — Consolidated Statement of Cash Flows Data:

	For the year ended	For the year ended
	December 31, 2025	December 31, 2024
	(USD)	(USD)
Net Cash Used In Operating Activities	(10,646,554)	(46,348,017)
Net Cash Used In Investing Activities	(2,210,991)	(8,093,819)
Net Cash Provided By Financing Activities	13,940,272	55,358,931

As of December 31, 2025, the Group had cash and cash equivalents of US$2.4 million maintained at various financial institutions. We have funded our operations primarily through cash flows from operations, and have raised capital for the purpose of business acquisitions and development of the technology platform.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Operating Activities:

Operating activities used US$10.6 million of cash in 2025. The cash flow from operating activities primarily resulted from US$55.9 million of net loss after tax, adjusted for US$38.1 million of non-cash items, and increase in working capital of US$6.7 million. The loss from operating activities is attributed to net loss for the year adjusted mainly for stock based compensation, provision, interest expenses and impairment loss.

Operating activities used US$46.34 million of cash in 2024.

Investing Activities

Our main capital investing activities have consisted of the acquisition of existing businesses and development cost of our education technology platform. Also the Company has spent on built up resort by expanding US$1.9 million in property and equipment in 2025. We estimate that our ongoing capital requirements will be dictated by market opportunities for acquisition in the education and hospitality sectors, and the rate of development of the Edtech platform. Net cash used in investing activities was US$2.2 million in 2025 compared to US$8.09 million in 2024.

Financing Activities:

Net cash provided by financing activities was US$13.9 million in 2025 compared to US$55.35 million in 2024.

Between January 1, 2025 and December 31, 2025, the Company raised US$22.07 million from equity issuances and obtained loan of US$2.3 million (net).

Indebtedness

Convertible Debt

During the year ended December 31, 2025, the Company and holder of 2020 Convertible Notes in the agreement amount of US$15,000 (2024: US$82,415) was repaid. The unpaid amount as of December 31, 2025 was US$25,000 (2024: US$40,000) under the 2020 Convertible Notes plan and is classified as short term debt.

Other credit facilities

Education Angels has obtained line of credit for working capital requirement in 2020, 2021 and 2022. The loans are secured by the guarantees of the Director and do not have covenant clauses. The outstanding amount as of December 31, 2025 and December 31, 2024 are as follows:

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding as of December 31, 2025	Outstanding as of December 31, 2024
IRD Loan	2020	$20,063	72 Months	3.25%	$-	$3,088

Property Investors Network Ltd and Pin Shelf Ltd has obtained line of credit for the working capital requirement in 2020 and 2022. The loans are secured by the guarantees of the Director and do not have covenant clauses. The outstanding amount as of December 31, 2025 and December 31, 2024 are as follows –

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding as of December 31, 2025	Outstanding as of December 31, 2024
Lloyds CBIL (PIN)	2020	$239,540	60 Months	2.80%	$26,626	$74,344
Funding Circle Loan (PIN)	2022	$380,804	48 Months	9.30%	$10,520	$121,576
The Funding Circle (PIN Shelf)	2022	$116,054	48 Months	9.30%	$3,206	$37,052
Lloyds Bounceback Loan (PIN Shelf)	2022	$51,378	72 Months	2.50%	$5,603	$17,731
Other loans	2021	$14,269	-	-	$10,758	$10,013

On April 29, 2024, Genius Group Ltd, executed and entered into a promissory note with an accredited investor with a face value of US$5,720,000, which has issuance discount of US$720,000. Pursuant to the promissory note, US$3,000,000 was delivered in April 2024 and US$2,000,000 in May 2024. The loan was fully repaid by November 2024.

On December 27, 2024, Genius Group Ltd entered into a BTC backed loan with Arch Lending. The Company enabled a loan of US$10,000,000 at an interest rate of 13.90% per annum. The Company deposited 208.71799579 as a collateral. The loan tenure is 18 months with the interest due on a monthly basis and a loan repayment due on maturity. The loan was subsequently refinanced in January 2025.

The details of the loans and outstanding balance as of December 31, 2025 and December 31, 2024 are as follows –

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding as of December 31, 2025	Outstanding as of December 31, 2024
Arch Lending (BTC Collateral)	2024	10,000,000	18 Months	13.90%	$-		$10,000,000
Promissory note (Alto Opportunity)	2024	5,720,000	18 Months	0%	$-	$
Ledn Lending (BTC Collateral)	2025	12,040,000	12 Months	10.71%	$8,510,498		$-

Genius Group Ltd has outstanding loan obligation of US$8,510,498 with the BTC collateral of 154 BTC with Ledn. As of December 31, 2024, the Company had outstanding loan of US$10,000,000 with the BTC collateral of 208.71799579.

Yayasan Pro Education International Center and PT Pro Education Indonesia has obtained following loan for the buses. The outstanding amount as of December 31, 2025 are as follows –

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding as of December 31, 2025
Loan - Bus	2023	42,250	72 Months	-	$10,562

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

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of US$1.07 billion or more; (ii) the date on which we have issued more than US$1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of the closing of the Merger. We may choose to take advantage of some but not all of these exemptions.

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

Off-balance sheet arrangements

As of December 31, 2025, we do not have transactions with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.

Item 6. Directors, Senior Management and Employees

See above in this Annual Report.

Item 7. Major Shareholders and Related Party Transactions

A. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this report by (i) our officers and directors, (ii) our officers and directors as a group, and (iii) 5% or greater beneficial owners of ordinary shares.

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

		After Offering
	Amount of	Percentage of
	Beneficial	Outstanding
Name and Address of Beneficial Owner	Ownership(1)	Shares(2)
Executive Officers and Directors:
Roger James Hamilton	19,221,692	12.03%
Suraj Naik	36,839	**	%
Thomas Power	36,261	**	%
Eva Mantziou	29,242	**	%
Gaurav Dama	26,819	**	%
All directors and executive officers as a group (4 individuals)	19,350,853	12.11%

** Less than 1%.

(1)	The Amount of Beneficial Ownership includes allocated shares only and does not include share options that are exercisable within 60 days, since there are no such share options.

(2)	The Percentage of Outstanding Shares is based on the total outstanding shares of 159,839,164 as of December 31, 2025, which includes all issued and outstanding shares.

(3)	The share beneficial ownership doesn’t include the share issuance to the direct beneficiaries from the Entrepreneur Resorts Limited.

B. Related party transactions

We adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and that all such transactions be approved by the committee.

Set forth below are the related party transactions of our Company that occurred during the last full fiscal year up to the date of this report.

Related Party Transactions in 2025

World Game Pte Ltd (Roger Hamilton) — The Group paid fees to World Game Pte Ltd for the services of Roger Hamilton as CEO amounting to US$3,865,086 (excluding reimbursement) in 2025. The outstanding balance payable as at December 31, 2025 was Nil.

GU Web Services India Pvt Ltd — The Group pays fees to GeniusU Web Services India Pvt Ltd (“GU India”), an Indian company controlled and ultimately owned by Suraj Naik, an employee of the Group, and a family member of Suraj Naik. The total in 2025 was US$278,923 (2024: US$260,596). The sole purpose of the entity is to engage local team and physical resources to provide day to day support to the Group with its own business requirements as well as catering to external clients. GU India on-charges its costs and does not record a material profit or loss, therefore the related party shareholders do not receive any financial benefit from this arrangement. Unpaid fees are recorded as a related party loan payable and is not-interest bearing.

Roger Hamilton — The loan payable to Roger Hamilton is for a loan agreement entered on October 16, 2023 with its CEO, Roger James Hamilton, to provide it with up to US$4 million as an interest free loan, and to be converted into equity in the Company as ordinary shares and upon the same terms at the next qualified financing round. Roger Hamilton has loaned the Company US$2.7 million under this agreement. The Company made the repayment of loan by converting US$1.45 million to the Ordinary shares of the Company and repaying US$1.15 million in cash. The outstanding balance under the CEO loan is US$0.04 million as of December 31, 2025 (US$0.04 million in 2024).

Entrepreneur Resorts Limited - The Company has payable outstanding of US$546,933 (2024: Nil) as of December 31, 2025 to the related entity, Entrepreneur Resorts Limited. Outstanding balances primarily relate to legacy intercompany arrangements and settlement agreements executed as part of the spin-off process. In 2025, the Group completed an asset purchase transaction to acquire Tau, Matla, ERPL, VV and GC from ERL. As a result, certain receivable and payable balances arose between the Group and ERL in connection with the settlement of pre-existing balances.

EVCOS Pte Ltd (Eva Mantziou) — The Group paid fees to Evcos Pte Ltd for the services of Eva Mantziou as Chief Human Resource Officer and Chief Legal Officer amounting to $3,586,555 (excluding reimbursement) in 2025. The outstanding balance payable as at December 31, 2025 was nil.

Related Party Transactions in 2024

World Game Pte Ltd (Roger Hamilton) — The Group paid fees to World Game Pte Ltd for the services of Roger Hamilton as CEO amounting to US$1,498,486.10 (excluding reimbursement and board fees) in 2024. The outstanding balance payable as at December 31, 2024 was Nil.

Entrepreneurs Institute Australia Pty Ltd — The Group pays fees to Entrepreneurs Institute Australia Pty Ltd (“EIA”), an Australian company controlled and ultimately owned by Roger Hamilton and Sandra Morrell, directors of the Group. The company is going through the process of liquidation since June 2023. The total in 2024 was Nil (2023: US$117,790) as the Company was closed during the year. The sole purpose of the entity was to engage local team and physical resources to provide day to day support to the Group with its own business requirements as well as catering to external clients. EIA on-charges its costs and does not record a material profit or loss, therefore the related party shareholders do not receive any financial benefit from this arrangement. Unpaid fees are recorded as a related party loan payable and is not-interest bearing.

GU Web Services India Pvt Ltd — The Group pays fees to GeniusU Web Services India Pvt Ltd (“GU India”), an Indian company controlled and ultimately owned by Suraj Naik, an employee of the Group, and a family member of Suraj Naik. The total in 2024 was US$260,596 (2023: US$288,937). The sole purpose of the entity is to engage local team and physical resources to provide day to day support to the Group with its own business requirements as well as catering to external clients. GU India on-charges its costs and does not record a material profit or loss, therefore the related party shareholders do not receive any financial benefit from this arrangement. Unpaid fees are recorded as a related party loan payable and is not-interest bearing.

Roger Hamilton — The loan payable to Roger Hamilton is for a loan agreement entered on October 16, 2023 with its CEO, Roger James Hamilton, to provide it with up to US$4 million as an interest free loan, and to be converted into equity in the Company as ordinary shares and upon the same terms at the next qualified financing round. Roger Hamilton has loaned the Company US$2.7 million under this agreement. The Company made the repayment of loan by converting US$1.45 million to the Ordinary shares of the Company and repaying US$1.15 million in cash. The outstanding balance under the CEO loan is US$0.04 million as of December 31, 2024 (US$2.1 million in 2023).

EVCOS Pte Ltd (Eva Mantziou) — The Group paid fees to Evcos Pte Ltd for the services of Eva Mantziou as Chief Human Resource Officer and Chief Legal Officer amounting to $651,905 (excluding reimbursement) in 2024. The outstanding balance payable as at December 31, 2024 was nil.

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

The number of ordinary shares outstanding as of December 31, 2025 is 159,839,164 and excludes:

●	134,495 management and employee share options issued and reserved.
●	4,556,989 outstanding warrants issued and unexercised.
●	Any further conversion from the convertible debt issuance or any outstanding warrants.

➢ The following description of our share capital and provisions of our constitution (formerly known as our memorandum and articles of association) are summaries and are qualified by reference to the applicable provisions of Singapore law (including the Singapore Companies Act) and our constitution. A copy of our constitution has been filed with the SEC as an exhibit to the registration statement of which this report forms a part.

Ordinary Shares

As of the date of this report, our issued and paid-up ordinary share capital consisted of 153,839,164 Class A Ordinary Shares and 6,000,000 Class C Ordinary Shares as described above. We currently have three class of issued ordinary shares, having the rights and subject to the limitations set out in the constitution. We have not issued any Class B Ordinary Shares. Our ordinary shares have no par value as there is no concept of authorized share capital under Singapore law. There is a provision in our constitution which provides that subject to the Singapore Companies Act, we may issue shares with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as our board of directors may determine.

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

Our shareholders have in July 2025 provided such general authority to issue new shares until the conclusion of our next annual general meeting, or the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier. Such approval will lapse in accordance with the preceding paragraph if our shareholders do not grant a new approval at our next annual general meeting, or the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier. Subject to this and the provisions of the Singapore Companies Act and our constitution, our board of directors may allot and issue new shares on such terms and conditions and for such purposes as may be determined by our board of directors in its sole discretion.

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

As of the date of this report, we have no preference shares outstanding. At present, we have no plans to issue preference shares.

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

Voting Rights

As provided under our constitution and subject to the Singapore Companies Act, voting at any meeting of shareholders is by show of hands unless a poll has been demanded prior to or on the declaration of the result of the show of hands by, among others, (i) the chairman or (ii) at least three shareholders present in person or by proxy. On a poll every holder of Class A ordinary shares who is present in person or by proxy or by attorney, or other duly authorized representative, has one vote for every ordinary share held by such shareholder. The holder of Class B ordinary shares has who is present in person or by proxy or by attorney, or other duly authorized representative, has five vote for every ordinary share held by such shareholder and the holder of Class C ordinary shares has who is present in person or by proxy or by attorney, or other duly authorized representative, has ten vote for every ordinary share held by such shareholder. Proxies need not be shareholders.

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

➢ regulate the conduct of the affairs of the company in the future;

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

Delaware	Singapore

Board of Directors

A typical certificate of incorporation and bylaws provides that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	The constitution of companies will typically state the minimum and maximum (if any) number of directors as well as provide that the number of directors may be increased or reduced by shareholders via ordinary resolution passed at a general meeting, provided that the number of directors following such increase or reduction is within the maximum (if any) and minimum number of directors provided in the constitution and the Singapore Companies Act, respectively.

Delaware	Singapore

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

Delaware	Singapore

Removal of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).	Under the Singapore Companies Act, directors of a public company may be removed before expiration of their term of office, notwithstanding anything in its constitution or in any agreement between the public company and such directors, by ordinary resolution (i.e., a resolution which is passed by a simple majority of those shareholders present and voting in person or by proxy). Notice of the intention to move such a resolution has to be given to the company not less than 28 days before the meeting at which it is moved. The company shall then give notice of such resolution to its shareholders not less than 14 days before the meeting. Where any director removed in this manner was appointed to represent the interests of any particular class of shareholders or debenture holders, the resolution to remove such director will not take effect until such director’s successor has been appointed.

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.	The constitution of a Singapore company typically provides that the directors have the power to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing directors, but so that the total number of directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with the constitution. Our constitution provides that the directors may appoint any person to be a director either to fill a casual vacancy or as an additional director but so that the total number of Directors shall not at any time exceed the maximum number fixed in accordance with the constitution. Our constitution also provides that any director so appointed shall hold office only until the next retirement of directors under our constitution.

Delaware	Singapore

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

Quorum Requirements	Quorum Requirements

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.	Our constitution provides that the quorum at any general meeting shall be any two shareholders present in person or by proxy. In the event a quorum is not present within half an hour from the time appointed for the meeting, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case, the meeting shall be adjourned for one week, or to such other day and at such other time and place as the directors may determine.

Delaware	Singapore

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

Delaware	Singapore

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

Delaware	Singapore

Shareholder Action Without A Meeting

Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.	There are no equivalent provisions under the Singapore Companies Act in respect of public companies which are listed on a securities exchange outside Singapore, like our Company.

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

Delaware	Singapore

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

Duration and Exercise Price

Each full Series 2024-C warrant entitles the holder thereof to purchase one share of our ordinary shares at an exercise price equal to US$0.35 per share. The Series 2024-C warrants will be exercisable during the period commencing on the date of issuance and will expire on the 18-month anniversary of the date of issuance. The Series 2024-C warrants will be issued in certificated form.

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

Duration and Exercise Price

Each full 2024 Ordinary Share Purchase warrant entitles the holder thereof to purchase one share of our ordinary shares at an exercise price equal to US$0.41 per share. The 2024 Ordinary Share Purchase warrants will be exercisable during the period commencing on the date of issuance and will expire on the 5 year anniversary of the date of issuance. The 2024 Ordinary Share Purchase warrants will be issued in certificated form.

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

C. Interest of experts and counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

The Group had a total of five legal cases in 2025, all ongoing. The Group does not believe the outcome of proceedings will have any material negative impact to the financial condition, reputation, or financial results of the Group other than described in the financial statements.

Case	Date started	Date finished	Status
Various Broker Dealers	Nov 2022	Ongoing	Pending updated damages
Former Owners (UAV)	Nov 2023	Ongoing	Awaiting arbitration
Warrant Holder	Apr 2024	Ongoing	Motion to dismiss filed
LZGI / Prime Source	Mar 2024	Ongoing	Arbitration + RICO filed
ESQ Education (South Africa)	Sep 2024	Ongoing	Liquidation ongoing
Peter Ritz (employment)	Oct 2025	Ongoing	Motion to dismiss + GG counterclaim
Lilian Niemann	Jan 2026	Ongoing	Arbitration case filed against Lilian Niemann

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

B. Significant Changes

We have had a number of significant changes since the date of our audited consolidated financial statements included in this Annual Report. These include:

●	Genius Group reduced its Bitcoin by liquidating 102.61 Bitcoin for US$7,3 million, at an average price of US$71,035 per Bitcoin. The Company reduced the outstanding loan from US$8.5 million to US$3.3 million.

●	Genius group issued total of 1,593,875 ordinary shares for the net consideration of US$663,462 under the At the Market (the “ATM”) offering approved by the SEC in August 2024.

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

C. Material Contracts.

Other than contracts entered into the ordinary course of business, during the two preceding fiscal years the Company has entered into the following material contracts (which are included as exhibits to this Annual Report):

University of Antelope Valley. UAV is a California-based, WASC accredited, U.S. university issuing degrees on campus and on-line.

➢	The Share Purchase Agreement was signed on March 22, 2021 between Genius Group Ltd and the owners of University of Antelope Valley Inc. and University of Antelope Valley LLC, Sandra Johnson and Marco Johnson, for the purchase of 100% of the shares in University of Antelope Valley Inc.

The acquisition of UAV was closed on July 7, 2022.

Education Angels. Education Angels delivers home educators and childcare for 0-5 year old’s with creative thinking and play modules.

➢	The Share Purchase Agreement was signed on October 22, 2020 between Genius Group Ltd and the owners of Education Angels, David Raymond Hitchins and Angela Stead, for the purchase of 100% of the shares in Education Angels in Home Childcare Limited.

The acquisition of Education Angels was completed on April 30, 2022.

E-Square. E-Square is a full campus with primary, secondary and college education for students in entrepreneurship.

➢	The Share Purchase Agreement was signed on November 20, 2020 between Genius Group Ltd and the owner of E-Square, Lilian Magdalena Niemann, for the purchase of 100% of the shares in E-Squared Education Enterprises (Pty) Ltd.

The acquisition of E-Square closed May 31, 2022.

Property Investors Network. PIN is a UK-based property networking organization.

➢	The Share Purchase Agreement was signed on November 30, 2020, between Genius Group Ltd and the owner of Property Investors Network (PIN), Simon Zutshi on behalf of Property Mastermind International Pte Ltd (MPL), for the purchase of 100% of the shares in Property Investors Network Ltd and Mastermind Principles Ltd.

The acquisition of Property Investors Network was completed on April 30, 2022.

Revealed Films is a US based Film Production Company.

➢	The Share Purchase Agreement was signed on October 4, 2022 between Genius Group Ltd and the owners of Revealed Films, Jeff Hays and Patrick Gentempo, for the purchase of 100% of the shares in Revealed Films Inc.

➢	The purchase price is calculated as US$10 million with additional top ups on achieving the pre-agreed revenue and profit targets.
➢	The payment will be US$7 million in shares of Genius Group Ltd, set at price of US$5.17 per share, of which US$ million in shares would be subject to a six month lock up agreement. And the balance of US$3 million in cash to be paid US$1 million immediately following acquisition and US$2 million on or before December 31, 2022.
➢	The share purchase includes all rights, title, interest and benefits appertaining to the company, including all contracts, intellectual property, goodwill and ongoing operations, all assets and liabilities on the balance sheet as at the date of the acquisition, less any director’s loans or shareholder’s loans.
➢	Both parties have provided various representations, warranties and indemnifications as part of the agreement.
➢	The balance cash consideration was paid US$1 million in Jan 2023 and US$2 million in March 2023 as per the subsequent agreement.

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

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of our ordinary shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of our ordinary shares will be subject to GST at the standard rate of 8%. Similar services rendered by a GST-registered person contractually to and for the direct benefit of an investor belonging outside Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.

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

Foreign Exchange Risk

The functional currency of our Parent Company is USD, and therefore our operations are exposed to foreign exchange rate fluctuations because of SGD as local currency in Singapore. Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the SGD to the U.S. dollar.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

There are no defaults, dividend arrearages and delinquencies or other information required to be disclosed in response to this Item.

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Exchange. As of December 31, 2025, the Company has not completed an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

The Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), believe the effectiveness of our disclosure controls and procedures as of December 31, 2025, were not effective as a consequence of the material weaknesses described below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d- 15(f) of the Exchange Act). Our management has not assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. Our management concluded that our internal control over financial reporting was not effective as of December 31, 2025 as a consequence of the following material weaknesses:

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

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2025 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

The following table shows the fees that we incurred for audit and other services provided by Enrome LLP, our current independent registered public accounting firm, for fiscal years 2025 and 2024.

	Fiscal 2025	Fiscal 2024
Audit Fees	$500,000	430,000
Audit-Related Fees	45,000	20,000
Tax Fees*	10,000	7,800
All Other Fees	60,000
Total	$615,000	$457,800

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

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to Enrome LLP with respect to fiscal years 2024 and 2025 were all approved by the Audit Committee.

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

Date: March 09, 2026

Genius Group Limited and Its Subsidiaries

Index to Consolidated Financial Statements

Genius Group Limited and Its Subsidiaries

Directors’ Statement

For the financial year ended December 31, 2025 and December 31, 2024

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

The directors have reviewed the Group’s cash flow forecast for the year to December 31, 2025, and, in light of this review and the current financial position, they are satisfied that the Group has or had access to adequate resources to continue in operational existence for the foreseeable future.

The external auditors are responsible for independently auditing and reporting on the Group’s consolidated financial statements. The consolidated financial statements have been examined by the Group’s external auditors and their report is presented on page F-3.

The consolidated financial statements set out beginning on page F-4, which have been prepared on the going concern basis, were approved by the board of directors on March 9, 2026 and were signed by:

/s/ Roger James Hamilton
Roger James Hamilton, Director

/s/ Suraj Naik
Suraj Naik, Director

Date: March 9, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Genius Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Genius Group Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, statements of changes in stockholders’ equity, and cash flows for the years ended December 31, 2025, 2024 and 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the year ended December 31, 2025, 2024 and 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As more fully described in Note 2 to the consolidated financial statements. The Group incurred net loss of US$55.4 million and generated negative cash flows from operations of US$10.6 million during the year ended December 31, 2025. As of December 31, 2025, the Group has net current liabilities position of US$3.76 million and accumulated losses of US$137.9 million. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

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

March 9, 2026

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in US Dollars)

		As of December 31,
	Note	2025	2024
ASSETS
Current Assets
Cash and cash equivalents	5	$2,422,988	$1,614,933
Trade receivables	6	1,122,988	1,653,238
Other receivables	7	1,734,281	1,741,176
Due from related parties	8	388,129	5,714,741
Digital assets	9	14,901,321	30,441,133
Inventories	10	682,575	467,230
Prepaid expenses and other current assets	11	2,613,014	786,376
Total Current Assets		23,865,296	42,418,827
Property, plant and equipment, net	12	12,946,708	301,531
Operating lease right–of–use assets	13	2,315,726	-
Financial assets at fair value through profit or loss	14	1,396,266	1,381,666
Investments in joint venture	14	5,100,000	366
Goodwill	15	44,792,535	8,338,547
Intangible assets, net	16	9,763,092	11,913,096
Deferred tax asset	17	-	1,332
Other receivables	7	814,457	758,025
Due from related parties	8	-	-
Other non-current assets	19	35,941,961	35,941,961
Total Non-Current Assets		113,070,745	58,636,524
Total Assets		$136,936,041	$101,055,351

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Trade payables		$4,253,912	$3,285,495
Accrued expenses and other current liabilities	20	3,564,543	2,066,930
Contract liabilities	21	3,886,345	1,731,378
Income tax payable	17	71,263	254,434
Due to related parties	23	7,009,162	4,001,091
Operating lease liabilities – current portion	13	234,169	-
Loans payable - current portion	22	8,577,774	229,815
Short term debt	24	25,000	40,000
Total Current Liabilities		27,622,168	11,609,143
Due to related parties	23	9,722,569	1,789
Operating lease liabilities –non current portion	13	2,066,167	-
Loans payable – non-current portion	22	-	10,033,989
Deferred tax liabilities	17	907,500	-
Total Non-Current Liabilities		12,696,236	10,035,778
Total Liabilities		40,318,404	$21,644,921
Stockholders’ Equity
Share capital	25	238,695,979	166,301,870
Treasury shares	25	(4,346,764)	-
Reserves		(7,131,612)	(8,508,313)
Accumulated losses		(137,963,053)	(84,014,856)
Capital and reserves attributable to owners of Genius Group Limited		89,254,550	73,778,701
Non-controlling interest		7,363,087	5,631,729
Total Stockholders’ Equity		96,617,637	79,410,430
Total Liabilities and Stockholders’ Equity		$136,936,041	$101,055,351

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in US Dollars)

		For the years ended December 31,
	Note	2025	2024	2023

Revenue	26	$8,387,222	$7,581,962	$22,537,544
Cost of revenue		(5,522,544)	(5,231,169)	(10,842,195)
Gross profit		2,864,678	2,350,793	11,695,349

Operating (Expenses) Income
General and administrative expenses	28	(27,749,714)	(21,905,123)	(29,634,902)
Depreciation and amortization	12,13,16	(1,740,724)	(1,469,112)	(2,690,980)
Other operating income	27	257,886	24,517	30,164
Gain on lease modification		-	-	308,763
Gains / (losses) from foreign currency transactions, net		241,398	(375,036)	(375,407)
Total operating expenses, net		(28,991,154)	(23,724,754)	(32,362,362)
Loss from Operations		(26,126,476)	(21,373,961)	(20,667,013)
Other Income (Expense)
Other Income	31	-	877,507	206,732
Loss on sale of digital assets	9	(5,805,455)	-	-
Impairment losses	8, 15,16	(15,889,823)	(7,646,479)	(14,351,865)
Bad debts written off		(482,266)	-	-
Revaluation adjustment of contingent liabilities		-	3,714,000	32,773,397
Fair value (losses) / gains on digital assets and financial assets at fair value through profit or loss	9,14	(3,641,271)	440,145	-
Other expenses	29	-	(975,470)	(9,796)
Interest expense, net	30	(3,391,477)	(1,133,112)	(3,694,048)
Total Other Income/(Expense), net		(29,210,292)	(4,723,409)	14,924,420
Loss before income tax from continuing operations		(55,336,768)	(26,097,370)	(5,742,593)
Income Tax Benefit/(Expense)	32	(652,729)	2,252,072	1,078,686
Net Loss from continuing operations		(55,989,497)	(23,845,298)	(4,663,907)
Profit/(Loss) from discontinued operations, net of tax	18	532,172	(1,094,524)	(1,047,315)
Net Loss		(55,457,325)	(24,939,822)	(5,711,222)
Other comprehensive loss:
Foreign currency translation		1,152,271	(48,747)	(203,832)
Total Comprehensive Loss		$(54,305,054)	$(24,988,569)	$(5,915,054)

Net Loss is attributed to:
Owners of Genius Group Limited		(55,267,114)	(24,882,076)	(5,657,143)
Non-controlling interest		(190,211)	(57,746)	(54,079)
Net Loss		(55,457,325)	(24,939,822)	(5,711,222)

Total Comprehensive Loss is attributable to:
Owners of Genius Group Limited		(54,114,843)	(24,930,823)	(5,860,975)
Non-controlling interest		(190,211)	(57,746)	(54,079)
Total Comprehensive Loss		$(54,305,054)	$(24,988,569)	$(5,915,054)

Loss per share from continuing operations
Basic and diluted loss per share	33	$(0.55)	(0.99)	(0.84)

Loss per share from continuing operations and discontinuing operations	33	$(0.55)	(1.03)	(1.03)
Basic and diluted loss per share

Weighted-average number of shares outstanding, basic, and diluted		101,452,196	24,153,220	5,550,197
Number of shares outstanding, basic and diluted		159,839,164	64,391,351	7,387,378

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in US dollars)

	Share Capital		Treasury	Non-controlling	Employee stock compensation	Foreign currency translation	Merger	Accumulated	Total Stockholders
	Shares	Amount	Shares	Interest	Reserve	Reserves	Reserves	Losses	Equity
Balance as of, January 1, 2024	73,873,784	$81,617,864		$5,689,475		$(61,566)	$(8,398,000)	$(59,132,780)	$19,714,993

Net loss		-		(57,746)		-	-	(24,882,076)	(24,939,822)
Foreign currency translation adjustments		-		-		(48,747)	-	-	(48,747)
Shares issued for follow on offering	23,571,429	6,580,300		-		-	-	-	6,580,300
Shares issued for exercise of warrants	18,170,707	5,990,930		-		-	-	-	5,990,930
Shares issued for the failed acquisition (1)	73,873,784	29,327,892		-		-	-	-	29,327,892

2024 Share Plan	27,600,000	5,105,964		-		-	-	-	5,105,964
Reverse stock split (cancellation of shares)	(217,089,704)	(128,622,950)		-		-	-	-	(128,622,950)
Reverse stock split (issuance of shares based on 1 for 10 ratio)	21,708,798	128,622,950		-		-	-	-	128,622,950
2024 Share Plan (Issuance after reverse stock split)	3,000,000	1,315,664		-		-	-	-	1,315,664
Share based compensation	-	672,767		-		-	-	-	672,767
CEO Purchase of Shares	500,000	455,000		-		-	-	-	455,000
CEO Compensation	5,032,753	3,448,946		-		-	-	-	3,448,946
Issuance in satisfaction of Liability	135,120	215,161		-		-	-	-	215,161
Genius Group - ATM Shares	34,014,680	31,571,382		-		-	-	-	31,571,382

Balance as of, December 31, 2024	64,391,351	$166,301,870		$5,631,729		$(110,313)	$(8,398,000)	$(84,014,856)	$79,410,430
Net loss		-		(190,211)		-	-	(55,267,114)	(55,457,325)
Foreign currency translation adjustments		-		-		1,152,271	-	-	1,152,271
Adjustment to retained earning for prior year deferred tax liability								1,318,917	1,318,917
Genius Group - ATM Shares	29,987,136	25,488,975		-		-	-	-	25,488,975
CEO Purchase of Shares	500,000	336,000		-		-	-	-	336,000
Acquisition of intangible assets	48,703	40,000		-		-	-	-	40,000
Shares issued for acquisition of Entrepreneur Resorts	50,000,000	44,250,000		-		-	-	-	44,250,000
Shares issued for exercise of warrants	150,000	149,565		-		-	-	-	149,565
Share issuance for stock based compensation	7,827,883	938,007		-		-	-	-	938,007
Issuance of CEO Compensation plan					1,415,992				1,415,992
CEO compensation plan (2)	11,224,939	1,191,562		-	(1,191,562)	-	-	-	-
Shares buyback	(4,290,848)		(4,346,764)	-		-	-	-	(4,346,764)
Acquisition of Pro Education	-	-		1,921,569		-	-	-	1,921,569

Balance as on Dec 31, 2025	159,839,164	238,695,979	(4,346,764)	7,363,087	224,430	1,041,958	(8,398,000)	(137,963,053)	96,617,637

1)	This represents shares issued for the acquisition of FatBrain which was subsequently rescinded and are expected to be cancelled.

2)	This represents Stock based compensation expense under CEO Compensation plan in 2025.

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

	For the years ended December 31,
	2025	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss from continuing operations	$(55,989,497)	$(23,845,298)	$(4,663,907)
Net Profit/(Loss) from discontinued operations	532,172	(1,094,524)	(1,047,315)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	7,574,295	4,217,563	532,466
Depreciation and amortization	2,332,186	2,058,527	3,271,051
Deferred income taxes	-	-	(755,973)
(Gain) Loss on foreign exchange transactions	(213,964)	375,036	375,407
Allowance for expected credit losses	(267,488)	(575,384)	2,821,611
Impairment loss on investments, goodwill, receivables, due from related parties and intangible assets	15,889,823	8,426,865	15,371,643
Bad debt written off	482,266	-	-
Gain from de-consolidation of a subsidiary	(532,172)	-	-
Loss on disposal of property, plant and equipment	-	946,204	-
Reversal of impairment on property, plant and equipment	-	(836,521)	-
Gain on lease modification	-	-	(308,763)
Revaluation adjustment on contingent liabilities	-	(3,714,000)	(32,774,594)
Interest paid – (loans)	3,311,538	1,146,440	1,250,312
Interest expense on lease liabilities	79,939	-	787,341
Interest expense on convertible debt obligation	-	-	1,701,964
Interest Income	-	-	(45,104)
Revaluation of digital assets	3,641,271	(440,145)	-
Loss on disposal of digital assets	5,805,454	-	-
Changes in operating assets and liabilities
Trade receivables	1,070,972	(359,691)	2,570,324
Pledge deposit	-	711,026	(711,026)
Other receivables	(49,536)	7,437	21,027
Prepaid expenses and other current assets	(222,841)	(110,703)	62,111
Digital assets	6,093,087	(30,000,989)	-
Inventories	(20,413)	288,054	120,977
Trade payables	(790,148)	(1,121,354)	2,706,803
Accrued expenses and other current liabilities	(184,385)	794,158	55,342
Contract liabilities	(49,123)	(1,018,760)	(2,824,190)
Current tax provision	-	-	(776,080
Deferred tax liabilities	948,813	(2,281,654)	-
Income tax payable	(88,803)	79,696	(152,117)
Other non-current asset	-	-	1,448
Total Adjustments	44,810,771	(21,408,195)	(6,698,020)
Net cash used in operations	(10,646,554)	(46,348,017)	(12,409,242)
CASH FLOWS FROM INVESTING ACTIVITIES:
Interest received	-	-	45,104
Internally developed software	(298,657)	(492,900)	(438,228)
Acquisition of subsidiaries, net of cash acquired	58,085	-	(2,299,231)
Purchase of Intangible Assets	(40,000)	-	-
Purchase of property, plant and equipment	(1,921,884)	(7,003)	(131,055)
Proceeds from disposal of property, plant and equipment	-	1,264	-
Purchase of investment in GU	-	-	(20,000)
Purchase of financial assets at fair value through profit or loss	(8,535)	(1,000,000)	-
Purchase of other non-current assets	-	(6,595,180)	-
Acquisition of intangible assets	-	-	-
Net cash used in investing activities:	(2,210,991)	(8,093,819)	(2,843,410)
CASH FLOWS FROM FINANCING ACTIVITIES:
Other interest paid – loans	(2,658,831)	(1,146,440)	(1,250,312)
Amount due to/from related party, net	(840,057)	(484,078)	1,546,010
Proceeds from convertible debt, net of issuance costs	-	-	8,923,994
Proceeds from equity issuances	17,726,550	49,542,323	-
Cash paid for acquiring treasury shares	4,346,764	-	-
Cash paid in lieu of stock based compensation	(6,800,000)	-	-
Repayment of lease liabilities	(138,902)	-	(775,728)
Proceeds from loans	23,344,748	10,000,000	2,000,000
Repayment of loans	(21,040,000)	(2,552,874)	(593,950)
Net cash provided by financing activities	13,940,272	55,358,931	9,850,014
Increase (decrease) in cash and cash equivalents during the year	1,082,727	917,095	(5,402,638)
Effects of currency translation on cash and cash equivalents	(274,672)	83,085	296,822
Cash and cash equivalents, beginning of year	1,614,933	614,753	5,720,569
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$2,422,988	$1,614,933	$614,753

Changes in liabilities arising from financing activities

(Expressed in US Dollars)

	At beginning of financial year	Cash flows	Non-cash changes*	At end of financial year
2025
Operating lease liabilities	-	(138,902)	(2,161,434)	(2,300,337)
Loans payable	(10,263,804)	2,304,748	(618,718)	(8,577,774)
Amount due to related party	(4,001,091)	294,342	(3,302,412)	7,009,162

2024
Operating lease liabilities	-	-	-	-
Loans payable	(2,722,111)	(7,447,126)	(94,567)	(10,263,804)
Amount due to related party	(4,907,181)	448,474	457,216	(4,001,091)

*Non-cash changes consist of interest expense and the effect of the business combination during the year (Note 4).

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

The Company operates through its principal subsidiaries, including GeniusU Ltd (“GU”), Property Investors Network Limited (“PIN”), Education Angels (“EA”), Pro Education (“Pro Ed”), Entrepreneur Resorts Pte Ltd (“ERPL”), Tau Game Lodge (“Tau”), Matla Game Lodge (“Matla”), Vision Villas (“VV”) and Genius Café (“GC”).

The entities Pro Education (“Pro Ed”), Entrepreneur Resorts Pte Ltd (“ERPL”), Tau Game Lodge (“Tau”), Matla Game Lodge (“Matla”), Vision Villas (“VV”), and Genius Café (“GC”) were acquired in 2025.

The Company also operates through its subsidiary Revealed Films (“RF”) and University of Antelope Valley (“UAV”) which is currently being restructured.

E-Squared Education Enterprises (“ESQ”) ceased all operations in December 2024 and is currently subject to liquidation proceedings in South Africa. As such, the Group has lost controls over ESQ due to commencement of liquidation proceedings and therefore, ESQ was de-recognised from the consolidated balance sheet since financial year ended 31 Dec 2025 and numbers for the previous years have been classified within discontinued operations.

The Company owns 100% of its subsidiaries, except for a 96.6% ownership interest in GeniusU Ltd and 51% ownership interest in Pro Education (“Pro Ed”).

GeniusU Ltd (“GU”) is a Singapore-incorporated company that provides a full entrepreneur education system, business development tools and management consultancy services to entrepreneurs through its GeniusU Edtech platform.

Property Investors Network (“PIN”) (F.K.A: Mastermind Principles Limited) is a United Kingdom private limited company that provides property investment education through its city chapters and monthly events held both virtually and in-person across England.

Education Angels (“EA”) is a New Zealand-incorporated company that generates revenue from parents of young children aged 0 to 5 years by providing early childhood education and care through trained educators. EA is required to be approved by and remain in compliance with the New Zealand Ministry of Education (“MOE”) in order to operate and receive government funding. EA is approved by the MOE, and approximately 50% of educator fees are funded by the New Zealand Government.

Pro Education (“Pro Ed”) refers to Yayasan ProEducation International Center and PT Proeducation Indonesia, educational entities incorporated in Indonesia. Pro Ed operates early learning, primary and middle school campuses in Bali, Indonesia through its Yayasan and PT entities, providing formal school-based education. Genius Group acquired a 51% controlling interest in Pro Ed on November 5, 2025.

Entrepreneur Resorts Pte Ltd (“ERPL”) is a Singapore-incorporated entity that serves as the holding and management company for the Group’s hospitality assets and Resort group has following entities - Tau Game Lodge, Matla Game Lodge, Vision Villa Resort and Genius café.

Tau Game Lodge is a South Africa-based luxury safari lodge operating a 30-room lodge within the Madikwe Game Reserve.

Matla Game Lodge is a 7-room high-end private lodge neighboring Tau, also located within the Madikwe Game Reserve, South Africa.

Vision Villa Resort is a 15-room spa resort located in Bali, Indonesia, offering villa-style accommodation and related hospitality services.

Genius Café is a beach club and café located in Bali, Indonesia, providing food and beverage services to walk-in customers, event-based gatherings and Group-related programs.

Revealed Films (“RF”) is a United States-based media production company specializing in multi-part documentary series covering topics such as wealth building, health and nutrition, medical issues, religion and political matters.

University of Antelope Valley (“UAV”) was an accredited university operating from a 10-acre campus in Lancaster, California, United States. UAV is currently in the process of closure

E-Squared Education Enterprises (“ESQ”) operated as an entrepreneur education campus in South Africa, providing programs ranging from pre-primary and primary school through secondary school and vocational college. ESQ ceased all operations in December 2024 and is currently subject to liquidation proceedings in South Africa. As such, its accounts have not been consolidated for the year ended December 31, 2025 and numbers for prior years have been classified within discontinued operations.

The three regions the Group operates in are: APAC (Asia Pacific, North Asia, and Australia); EMEA (Europe, Middle East, and Africa); and NASA (North America and South America).

NOTE 2 — MATERIAL ACCOUNTING POLICY INFORMATION

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

As reflected in the accompanying consolidated financial statements, the Group incurred net loss of US$55.4 million and generated negative cash flows from operations of US$10.6 million during the year ended December 31, 2025. As of December 31, 2025, the Group has net liabilities position of US$37.6 million and accumulated deficit of US$137.9 million. While the Group holds substantial cash and digital assets on its balance sheet, there is a risk regarding its ability to continue as a going concern over the next twelve months if additional sources of capital are not secured. Currently, the Group’s ability to access its at-the-market (“ATM”) facility of US$1.12 billion is dependent on the market volume, share price and demand and supply relationship in the market. With ATM facility, the Group expects to use it to support continued growth initiatives, strengthen its treasury, and pursue strategic acquisitions that are cash-generative and accretive to earnings.

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

Significant judgments and use of estimates

The preparation of the consolidated financial statements in conformity with the IFRS requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Group bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes.

Judgements

In the process of applying the Group’s accounting policies, management has determined that there are no significant judgements that may have a material effect on the amounts recognised in the consolidated financial statements.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from market approach, income approach, or cost approach depending on the nature of asset and availability of market data engaged the independent external valuer by the Group to determine the fair value of significant non-financial assets. The value in use calculation is based on a Discounted Cash Flows (“DCF”) model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognised by the Group. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 15.

Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions with employees at the grant date, the Group uses a Monte-Carlo simulation model. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 25.

Valuation in the purchase price allocation associated with business combination

The estimation involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, revenue growth rate, discount rate, risk-free interest rate, royalty rates and subjective judgments regarding our projected financial and operating results, its unique business risks.

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

Cash and cash equivalents exclude balances that are subject to restrictions on use, including pledged fixed deposits or deposits held as security. Such restricted balances are presented separately in the consolidated balance sheet.

Digital assets

The Group’s digital asset portfolio mainly comprise of cryptocurrency, Bitcoin.

Since the Group actively trades Bitcoin, holds them with a view to exchange for cash at any moment the Group deems appropriate, and generating a profit from price fluctuations. Moreover, Bitcoin is considered essentially a current asset with 24-hour-tradable active market.

The Group apply the guidance in IAS 2 for commodity broker-traders and measures such digital assets at fair value less costs to sell. The Group considers there are no significant “costs to sell” digital assets, and hence the measurement of digital assets is based on their fair values at the closing price on each reporting date, with changes in fair values recognized in the statement of profit or loss. The value of closing price per Bitcoin unit is derived based on the total USD-equivalent holding value divided by the total Bitcoin units held, at the most recent available cut-off time in Singapore time zone (UTC+08:00) on December 31, 2025.

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

Property. plant and equipment

Property, plant and equipment are tangible assets which the Company holds for its own use, and which are expected to be used for more than one year. An item of property, plant and equipment is recognized as an asset when it is probable that future economic benefits associated with the item will flow to the Company, and the cost of the item can be measured reliably. Property, plant and equipment are initially measured at cost. Cost includes all of the expenditures which are directly attributable to the acquisition or construction of the asset, including the capitalization of borrowing costs on qualifying assets and adjustments in respect of hedge accounting, where appropriate.

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

Freehold land is initially measured at cost and is not depreciated.

Depreciation of an asset commences when the asset is available for use as intended by management. Depreciation is charged to write off the asset’s carrying amount over its estimated useful life to its estimated residual value, using a method that best reflects the pattern in which the asset’s economic benefits are consumed by the Group. Depreciation is not charged to an asset if its estimated residual value exceeds or is equal to its carrying amount. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale or derecognized.

The useful lives of items of property and equipment have been assessed as follows:

Category	Depreciation Method	Useful Life
Land and Buildings	Straight line	20 years
Plant and Machinery	Straight line	5 years
Leasehold Properties	Straight line	As per below
Furniture and fixtures	Straight line	5 years
Motor vehicles	Straight line	5 years
Office equipment	Straight line	5 years
IT equipment	Straight line	3 – 5 years
Computer equipment	Straight line	2 – 8 years
Spa equipment, curtains, crockery, glassware, and linen	Straight line	5 years

Leasehold properties are depreciated over the period of the lease or useful lives of the asset, whichever is shorter.

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

Internally developed software costs are recognized as an intangible asset when:

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

Impairment of non-financial assets

Impairment tests are performed on property, plant and equipment when there is an indicator that they may be impaired. When the carrying amount of an item of property, plant and equipment is assessed to be higher than the estimated recoverable amount, an impairment loss is recognized immediately in profit or loss to bring the carrying amount in line with the recoverable amount.

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

Financial Instruments

Financial instruments held by the Company are classified in accordance with the provisions of IFRS 9 — Financial Instruments. Broadly, the classification possibilities, which are adopted by the Company, as applicable, are as follows:

Financial assets which are equity instruments:

➢	Mandatorily at fair value through profit or loss; or

➢	Designated as at fair value through other comprehensive income. (This designation is not available to equity instruments which are held for trading, or which are contingent consideration in a business combination).

Financial assets which are debt instruments:

➢	Amortized cost. (This category applies only when the contractual terms of the instrument give rise, on specified dates, to cash flows that are solely payments of principal and interest on principal, and where the instrument is held under a business model whose objective is met by holding the instrument to collect contractual cash flows); or

➢	Fair value through other comprehensive income (“OCI”). (For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the statement of profit or loss and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. Upon derecognition, the cumulative fair value change recognised in OCI is recycled to profit or loss.)

➢	Mandatorily at fair value through profit or loss. (This classification automatically applies to all debt instruments which do not qualify as at amortized cost or at fair value through other comprehensive income); or

➢	Designated at fair value through profit or loss. (This classification option can only be applied when it eliminates or significantly reduces an accounting mismatch).

Financial liabilities:

➢	Amortized cost;

➢	Mandatorily at fair value through profit or loss. (This applies to contingent consideration in a business combination or to liabilities which are held for trading); or

➢	Designated at fair value through profit or loss. (This classification option can be applied when it eliminates or significantly reduces an accounting mismatch;

➢	the liability forms part of a group of financial instruments managed on a fair value basis; or it forms part of a contract containing an embedded derivative and the entire contract is designated as at fair value through profit or loss).

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

For trade receivables, the Group applies a simplified approach in calculating Expected Credit Losses (ECL). Therefore, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For other receivables, a loss allowance is recorded equal to the 12 month ECL on initial recognition, unless the receivables are considered credit impaired. The ECL allowance for other receivables is recognised at an amount equal to the lifetime ECL if the credit risk on that other receivables has increased significantly since initial recognition.

Investments in equity instruments

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

Investment in joint ventures

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Group’s investment in joint venture are accounted for using the equity method. The aggregate of the Group’s share of profit or loss of a joint venture is shown on the face of the statement of profit or loss outside operating profit and represents profit or loss after tax and noncontrolling interests in the subsidiaries of the joint venture. Under the equity method, the investment in a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Group’s share of net assets of the joint venture since the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is not tested for impairment separately. Thus, reversals of impairments may effectively include reversal of goodwill impairments. Impairments and reversals are presented within ‘Share of profit of a joint venture’ in the statement of profit or loss.

The statement of profit or loss reflects the Group’s share of the results of operations of the joint venture. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognised directly in the equity of the joint venture, the Group recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint venture.

The aggregate of the Group’s share of profit or loss of a joint venture is shown on the face of the statement of profit or loss outside operating profit and represents profit or loss after tax and noncontrolling interests in the subsidiaries of the joint venture. The financial statements of the joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on its investment in its joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value, and then recognises the loss within ‘Share of profit of a joint venture’ in the statement of profit or loss.

Upon loss of significant influence over the joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognised in profit or loss.

Trade payables

Trade payables, excluding VAT and amounts received in advance, are classified as financial liabilities subsequently measured at amortized cost. They are recognized when the Company becomes a party to the contractual provisions, and are measured, at initial recognition, at fair value plus transaction costs, if any, and are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

If trade payables contain a significant financing component, and the effective interest method results in the recognition of interest expense, then it is included in profit or loss. Trade and other payables expose the Company to liquidity risk and possibly to interest rate risk. Refer to Note 34, Financial Risk Management, for details of risk exposure and management thereof.

Loans payable

Loans payable are recognized when the Group becomes a party to the contractual provisions of the loan and are classified as financial liabilities subsequently measured at amortized cost.

The loans are measured, at initial recognition, at fair value plus transaction costs, if any, and are subsequently measured at amortized cost using the effective interest method. Interest expense, calculated on the effective interest method, is included in profit or loss. Borrowings expose the Group to liquidity risk. Refer to Note 34, Financial Risk Management, for details of risk exposure and management thereof.

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

Leases

The Group accounts for its various operating leases in accordance with IFRS 16, Leases (“IFRS 16’). Management assesses whether a contract is or contains a lease at the inception of the contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

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

Pursuant to IFRS 16, a lease liability and corresponding right-of-use asset are recognized at the lease commencement date for all lease agreements for which the Group is a lessee. Details of leasing arrangements where the Company is a lessee are presented in Note 13, Right of Use Asset and Lease Liability.

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

Right-of-use assets are subsequently measured at cost less accumulated depreciation and impairment losses. Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. However, if a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. Depreciation starts at the commencement date of a lease.

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

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recognized in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Share capital, treasury shares and non-controlling interest

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

When any entity within the Group purchases the Company’s ordinary shares (“treasury shares”), the carrying amount which includes the consideration paid and any directly attributable transaction cost is presented as a component within equity attributable to the Company’s equity holders, until they are cancelled, sold or reissued.

When treasury shares are subsequently cancelled, the cost of treasury shares are deducted against the share capital account if the shares are purchased out of capital of the Company, or against the retained profits of the Company if the shares are purchased out of earnings of the Company.

When treasury shares are subsequently sold or reissued pursuant to an employee share option scheme, the cost of treasury shares is reversed from the treasury share account and the realised gain or loss on sale or reissue, net of any directly attributable incremental transaction costs and related income tax, is recognised in the capital reserve.

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

Revenue from contracts with customers

The Company recognizes revenue from the following major sources:

➢	Digital education and academy revenue

➢	In person education and academy courses

➢	Sales of goods — retail

➢	Service revenue

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

Digital education and academy revenue

This revenue is derived from online workshops, training programs, assessments, courses, accreditations certifications, licenses, and documentaries provided by both the Company itself and by partners, as well as memberships. Revenue is derived, and performance obligations are fulfilled, over the course of delivery of the product or service, which may be at the time of sale or may be monthly for up to twelve months depend on the duration of the performance. The company is compensated by way of fees for the product or service as displayed at events or online

In person education and academy courses

This revenue is derived from classes, workshops, training programs and conferences that are delivered in person at the Company’s campuses or third-party venues. Revenue is derived, and performance obligations are fulfilled, at the time of delivering the event or over the course of delivery of the product or services depend on the duration of the performance. The Company is compensated by way of course fees as displayed at events or online.

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

Contract liability

The timing of the Company’s revenue recognition may differ from the timing of payment by its customers. A contract asset (trade receivable) is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records a contract liability until the performance obligations are satisfied.

Contract liability represents the Company’s contract liability for cash collections received from its customers in advance of performance under the contract. Contract liability is recognized as revenue upon completion of the performance obligation, which generally occurs within one year.

As of December 31, 2025, the Company had contract liability for remaining unsatisfied performance obligations of US$3,886,345 (2024: US$1,731,378), which is expected to be recognized within one year.

During the year ended December 31, 2025, the Company recognized revenue of US$1,675,664 (2024: US$2,284,383) that was included in the contract liability balance at the beginning of the period.

Cost of revenue

Cost of revenue mainly consists of costs of staff costs, outsourced processing fee, commissions, overhead costs, depreciation of internally developed software, and inventory write-downs.

Borrowing costs

Coupon interest is recognized in the period in which it is incurred, while other borrow costs (debt discount) are amortized to interest expense over the expected term of the notes using the interest method.

Foreign currency transactions

The Company’s reporting currency is the U.S. dollar. The functional currencies of the Genius Group and its subsidiaries are their local currencies (Singapore dollar, British pound, Indonesian rupiah and South African Rand, New Zealand Dollar) and the functional currency of Genius Group, UAV and RF is the U.S. dollar. The Company engages in foreign currency denominated transactions with customers and suppliers, as well as between subsidiaries with different functional currencies. Gains and losses resulting from transactions denominated in non-functional currencies are recognized in earnings.

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

In January 2025, the Board of Directors approved CEO Stock based compensation (the “CEO Compensation Plan”). The plan provide equity-based incentives to Roger James Hamilton in recognition of his contributions to the Company and to promote the long-term success of the Company. The plan approves issuance of restricted shares in 10 tranches over the period of 10 years starting from January 9, 2025 to December 31, 2035 based on the pre-agreed milestones and targets. The Restricted Shares to be issued for each of the 10 tranches will be awarded in the month after each of the market capitalization goals are achieved, based on the average market capitalization, with combination of either of Net Asset Value, Revenue or Adjusted EBITDA. The Company performed valuation of the restricted shares using the Monte Carlo simulation model, which is fully compliant with IFRS 2 requirements for share-based payment arrangements with market conditions. According to IFRS 2.11, for equity-settled share-based payments, the fair value of the services received from employees shall be measured by reference to the fair value of the equity instruments granted. Each of the tranches has distinct vesting conditions, so each is treated as a separate share-based payment arrangement under IFRS 2. The expense for each tranche is recognized over its respective expected vesting period.

NOTE 3 — RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Standards	Effective for periods beginning on or after

Amendments to IAS 21 - Lack of Exchangeability	January 1, 2025

The Company’s adoption of the standards above had no material impact on the consolidated financial statements in the year of initial application.

Recent Accounting Standards Not Yet Adopted	Effective for periods beginning on or after

Amendments to IFRS 7 and IFRS 9 - Classification and measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 7 and IFRS 9 - Contracts Referencing Nature-dependent Electricity	January 1, 2026
Annual improvements to IFRS Accounting Standard-Volume 11	January 1, 2026
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IFRS 10 Consolidated Financial Statements and IFRS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Date to be determined

IFRS 18 will replace IFRS 1 Presentation of Financial Statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance (comprising of the statement of profit or loss and other comprehensive income) and providing management-defined performance measures within the financial statements.

Although the adoption of IFRS 18 will have no impact on the Group’s net profit, the Group expects that grouping items of income and expenses in the statement of profit or loss into the new categories will impact how operating profit is calculated and reported. The line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation.

Management is currently assessing the detailed implications of applying the new standard on the Group’s consolidated financial statements.

NOTE 4 — BUSINESS COMBINATIONS

Acquisition of Entrepreneur Resorts

On July 31, 2025, Genius Group Ltd acquired 100% of the equity interest of Tau Game Lodge, Matla Game Lodge, Entrepreneur Resorts Pte Ltd, PT Vision Villas from Entrepreneurs Resorts Limited for purchase consideration of $44,250,000, made up of 50,000,000 Genius Group Ltd ordinary shares. The Company will also make capital contribution of $1,000,000 to pay certain acquisition indebtedness, general working capital purposes and capital improvements related to the subsidiaries, in the form of a loan to be repaid by the subsidiaries. The resort is a combination of Café and resort model operating from South Africa and Indonesia.

The purchase price allocation presented below is provisional goodwill based on a preliminary valuation report. The Group may adjust these amounts during the measurement period of up to one year from the acquisition date as additional information becomes available, with any adjustments recorded against goodwill.

The following table summarises the fair value of the identifiable assets and liabilities at the acquisition date and effects of the acquisition on the Group’s cash flows:

Fair value on acquisition
Purchase price
Fair value of share considerations	$44,250,000
Total purchase price	44,250,000

Acquired cash	961,424
Trade and other receivable	252,706
Inventory	156,328
Prepaid expenses and other current assets	945,476
Property, plant and equipment, net	6,753,000
Intangible assets	2,300,000
Trade payable, accrued expenses and other liabilities	(670,670)
Other non-current liabilities	(104,806)
Long term borrowings and lease liabilities	(2,876,966)
Deferred tax liability	(1,020,211)
Net Identifiable Assets	6,696,281

Goodwill	$37,553,719

The Acquisition was accounted for using by the acquisition method of accounting.

USD
Consideration transferred
Cash paid	$-

Effect on cash flows on the Group

Cash paid	-
Less: Cash and cash equivalents in subsidiary acquired	(961,424)
Cash inflow on acquisition	$961,424

Acquisition of Pro Education

On November 03, 2025, Genius Group Ltd acquired 51% of the equity interest of Yayasan Pro Education International Center and PT Pro Education jointly termed as Pro Education (“Pro Ed”). The acquisition was completed on November 5, 2025 (the “Acquisition Date”). The total consideration for the 51% equity interest is US$2,000,000, payable in two installments: US$1,000,000 on the Acquisition Date, and the remaining US$1,000,000 with the first quarter of 2026. Pro Ed operates through two campuses in Bali namely Nuanu and Umalas.

The purchase price allocation presented below is provisional goodwill based on a preliminary valuation report. The Group may adjust these amounts during the measurement period of up to one year from the acquisition date as additional information becomes available, with any adjustments recorded against goodwill.

Below is a summary of the allocation of purchase consideration to the fair value of identifiable assets acquired and liabilities assumed, as prepared by an independent valuer.

Fair value on acquisition
Purchase price
Cash paid	$1,000,000
Cash to be paid by first quarter of 2026	1,000,000
Total purchase price	2,000,000

Acquired cash	96,661
Trade and other receivable	2,069,362
Prepaid expenses and other current assets	382,235
Property, plant and equipment, net	3,922,908
Construction in progress	186,017
Operating right of use asset	1,551,151
Intangible assets	1,400,000
Trade payable, accrued expenses and other liabilities	(3,836,882)
Long term borrowings and lease liabilities	(6,279,361)
Deferred tax liability	(308,000)
Net Identifiable Assets	(815,909)

Add: Non-Controlling interest	1,921,569

Goodwill	$4,737,478

The Acquisition was accounted for using by the acquisition method of accounting.

USD
Consideration transferred
Cash paid	$1,000,000

Effect on cash flows on the Group

Cash paid	(1,000,000)
Less: Cash and cash equivalents in subsidiary acquired	96,661
Cash outflow on acquisition	$903,339

The subsidiary that has non-controlling interests (NCI) that are considered material to the Group and additional disclosures on them are presented below.

2025
Name of the subsidiary:
ProEd Global School	$1,921,569

Profit for the year allocated to NCI of the subsidiary	(670,895)
Accumulated NCI of the subsidiary at the financial year end	$1,250,674

The summarised financial information of the subsidiary (not adjusted for the percentage ownership held by the group and amounts before inter-company eliminations) is as follows:

Current assets	$2,310,273
Non-current assets	5,578,600
Current liabilities	(4,230,378)
Loss for the financial year	(229,039)
Operating cash flows, increase	225,891
Investing cash flows, increase	-
Financing cash flows, decrease	-
Net increase in cash	$(3,148)

NOTE 5 — CASH AND CASH EQUIVALENTS

	As of December 31,
	2025	2024

Not restricted in use	$2,222,988	$1,614,933
Cash Pledged for bank facilities	200,000	-
Total	$2,422,988	$1,614,933

The amount of not restricted in use of US$2,222,988 is represented as Cash and cash equivalent on the consolidated balance sheet.

Cash pledge for bank facilities pertains to restricted bank balances that include security deposits for bill payables which represented as short term deposit on the consolidated balance sheet.

The rate of interest for the cash on term bank deposits range from 3.150% per annum.

The bank balances of the Group include placement of deposits with HSBC Bank of US$200,000.

NOTE 6 — TRADE RECEIVABLES

	As of December 31,
	2025	2024

Trade receivable, (gross)	$6,823,020	$7,620,758
Less: Allowance for expected credit losses	(5,700,032)	(5,967,520)
Trade receivable, net	$1,122,988	$1,653,238

The changes in the allowance for expected credit losses are as follows:

	For the Years Ended December 31,
	2025	2024

Balance at the beginning of the year	$5,967,520	$6,542,904
Add: Additions	33,141	-
Less: Reversals	(300,629)	(575,384)
Balance at the end of the year	$5,700,032	$5,967,520

NOTE 7 — OTHER RECEIVABLES

	As of December 31,
	2025	2024

Other receivables (Short term)
GST receivable	$14,009	$13,620
Amount due from Prime Source LLP	106,400	106,400
Due from the prior owners of UAV	1,613,859	1,613,859
Others	13	7,297
Other receivables (short term)	$1,734,281	$1,741,176

Other receivables (Long term)
PJ Finn	$798,320	$743,007
Richard Evans	16,137	15,018
Other Receivables (long term)	$814,457	$758,025
	$2,548,738	$2,499,201

The other receivables (long term) are recoverable after one year from the balance sheet date. Included within this balance is a receivable due from PJ Finn, which has a contractual repayment date in 2029. Management remains in regular contact with the counterparty and continues to monitor the receivable to ensure compliance with the agreed repayment terms.

NOTE 8 — DUE FROM RELATED PARTIES

Due from related parties as of December 31, 2025 and 2024 represents amounts receivable from related entities of the Company. These receivables are unsecured, non-interest bearing and repayable on demand.

The short-term balances due from related parties are expected to be recoverable within one year.

A significant portion of the balance relates to the seller of PIN. Management is currently in discussions with the seller to agree on a settlement arrangement for repayment of the receivable, which is expected to be settled during the first half of 2026. The original contractual maturity of the receivable was three years from the acquisition date of April 30, 2022, and therefore expired on April 30, 2025.

Given the uncertainty regarding recoverability, management has recognized an impairment of these balances during the current year.

	As of December 31,
	2025	2024

Due from related parties (Short term)
Entrepreneur Resorts Limited	266,408	32,782
BMV Finance	2,194,646	2,042,586
Simon Zutshi	1,543,956	1,391,747
BG3 Ltd.	782,251	728,052
Zutshi LLP	422,527	393,252
Vision1 Investments	311,064	289,511
Crowd Property	289,144	269,110
Throckley	232,313	216,217
Property Mastermind International	131,259	122,165
Others	231,393	229,319
Total due from related parties (short term)	$6,404,961	$5,714,741
Less: Impairment	(6,016,832)	-
Due from related parties (short term)	$388,129	$5,714,741

The changes in the allowance for expected credit losses are as follows:

	For the Years Ended December 31,
	2025		2024

Balance at the beginning of the year	$		$-
Add: Additions		6,016,832	-
Balance at the end of the year		$6,016,832	$-

NOTE 9 — DIGITAL ASSETS

	As of December 31,
	2025	2024

Digital assets
Bitcoin Treasury – freely-traded	$1,414,474	$10,550,934
Bitcoin Treasury – restricted (1)	13,486,847	19,890,199
Total	$14,901,321	$30,441,133

(1)	During the year ended December 31, 2025, the Group entered into a series of loan agreements with Ledn Cayman SEZC Inc.,with an aggregate principal amount of US$12.04 million. All loans have a 12-month term, bear annual interest rates ranging from 10.4% to 11.5%, and require a single full payment of principal and accrued interest on the maturity date; the Group may prepay the loans in whole or in part without penalty. The loan proceeds are used to purchase additional Bitcoin, with the collateral managed in accordance with the agreements’ terms. As of December 31, 2025, the outstanding principal loan balance of US$7,900,000 and an outstanding accrued interest was US$610,498, and the loans were secured by Bitcoin held in designated custodial wallets (restricted from trading), with the aggregate collateral amount totalling approximately 154 Bitcoin.

On December 30, 2024, the Group has entered into a loan with a commercial lender for US$10 million principal amount loan to purchase Bitcoin. The loan has an 18-month term and bears interest at 13.9% per annum, with interest repaid monthly over the18-month term and the principal payable in full at the end of the term. The Group may repay the loan early with no penalty. The loan is secured against the Group’s current Bitcoin Treasury. On December 27, 2024, US$19,490,644 equivalent of Bitcoin (around 208.7180 Bitcoin) were transferred out from Coinbase and transferred into Arch Platform in order to secure the commercial loan, which would be restricted from trading. In return, the US$10 million loan in the form of USDC were sent to Coinbase, and 100% of the loan were used to purchase additional Bitcoin (around 105.7173 Bitcoin). The Group has repaid the loan in advance in April 2025.

For the year ended December 31, 2025, the Group sold an aggregate of approximately 445 bitcoins at an average price of approximately US$96,300 per bitcoin, generating loss from disposal of Bitcoin Treasury of approximately US$5,805,455. On December 31, 2025, the Group revaluated the Bitcoin held in both Coinbase and Ledn Platform at a closing price of US$87,502, and the total Bitcoin Treasury were recorded at US$14,901,322 (US$1,414,474 and US$13,486,848 of Bitcoin Treasury in Coinbase and Ledn Platform, respectively), with revaluation loss recognized at US$3,607,337.

On December 31, 2024, the Group revaluated the Bitcoin held in both Coinbase and Arch Platform at a closing price of US$95,297, and the total Bitcoin Treasury were recorded at US$30,441,133 (US$10,550,934 and US$19,890,199 of Bitcoin Treasury in Coinbase and Arch Platform, respectively), with revaluation gain recognized at US$440,145.

NOTE 10 — INVENTORIES

As of December 31, 2025, and 2024 inventories consist of:

	As of December 31,
	2025	2024
Movie production	$467,230	$467,230
Food and beverage	90,846	-
Consumable	50,779	-
Merchandise	73,720	-
	$682,575	$467,230

During the year ended 31 December 2025 US$268,399 (2024: US$219,662) was recognised as cost of revenue.

NOTE 11 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2025, and 2024, prepaid expenses and other current assets consist of:

	As of December 31,
	2025	2024
Prepaid expenses	$1,847,073	$770,932
Deposits	45,502	4,756
Other current assets	720,439	10,688
Total	$2,613,014	$786,376

NOTE 12 — PROPERTY, PLANT AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2025, and 2024:

	Cost	Accumulated depreciation	Value as of December 31 2025	Cost	Accumulated Depreciation	Value as of December 31 2024
Land and Buildings	11,885,258	(76,427)	11,808,831	71,034	—	71,034
Leasehold property	122,186	(627)	121,559	—	—	—
Plant and machinery	28,662	(2,319)	26,343	—	—	—
Furniture and fixtures	542,523	(136,942)	405,581	112,467	(103,146)	9,321
Motor vehicles	193,056	(127,768)	65,288	134,180	(113,614)	20,566
Office equipment	95,247	(33,473)	61,774	41,809	(23,828)	17,981
IT equipment	93,608	(34,594)	59,014	228,362	(207,417)	20,945
Computer equipment	237,017	(142,007)	95,010	216,350	(211,981)	4,369
Programs and textbooks	62,132	(3,148)	58,984	232,510	(222,331)	10,179
Spa equipment, curtains, crockery, glassware, and linen	37,988	18,679	56,667	317,438	(170,302)	147,136
CIP-Senior Secondary School (College)	187,657	-	187,657	-	-	-
	$13,485,334	$(538,626)	$12,946,708	$1,354,150	$(1,052,619)	$301,531

Reconciliation of property, plant and equipment — 2025

	Opening Balance as of January 1, 2025	Acquisition	Additions	Disposals	Translation	Depreciation	Closing Balance as of December 31, 2025
Land and Buildings	71,034	9,155,872	1,839,050	(78,732)	898,034	(76,427)	11,808,831
Leasehold property	—	112,168	—	—	10,018	(627)	121,559
Plant and machinery	—	18,713	10,046	—	190	(2,606)	26,343
Furniture and fixtures	9,321	415,256	21,438	(1,540)	2,777	(41,671)	405,581
Motor vehicles	20,566	49,587	5,611	(442)	4,120	(14,154)	65,288
Office equipment	17,981	44,891	4,625	(2,612)	9,561	(12,672)	61,774
IT equipment	20,945	41,941	4,196	—	8,427	(16,495)	59,014
Computer equipment	4,369	93,351	15,871	(576)	(3,999)	(14,006)	95,010
Programs and textbooks	10,179	58,525	3,607	(11,833)	1,654	(3,148)	58,984
Spa equipment, curtains, crockery, Glassware and linen	147,136	54,286	15,336	(150,329)	(4,818)	(14,580)	56,667
CIP-Senior Secondary School (College)	—	186,010	2,104	—	(457)	—	187,657
	$301,531	$10,230,600	$1,921,884	$(246,064)	$935,143	$(196,386)	$12,946,708

Reconciliation of property, plant and equipment — 2024

	Opening Balance as of January 1, 2024	Adjustment	Additions	Disposals	Translation	Depreciation	Closing Balance as of December 31, 2024
Land	$—	$—	$—	$—	$—	$—	$—
Buildings	—	140,132	—	(61,400)	(7,698)	—	71,034
Leasehold property	2,153	—	—	(2,153)	—	—	—
Plant and machinery	—	—	—	—	—	—	—
Furniture and fixtures	147,324	(140,132)	—	(5,015)	7,380	(236)	9,321
Motor vehicles	33,261	—	—	—	(3,128)	(9,567)	20,566
Office equipment	47,414	—	—	(27,340)	(2,093)	—	17,981
IT equipment	7,718	16,999	—	(5,727)	11,454	(9,499)	20,945
Computer equipment	26,156	(16,999)	7,003	(1,725)	(6,205)	(3,861)	4,369
Programs and textbooks	11,833	—	—	—	(1,654)	—	10,179
Spa equipment, curtains, crockery, Glassware and linen	180,892	—	—	(6,913)	(26,843)	—	147,136
	$456,751	$—	$7,003	$(110,271)	$28,787	$(23,163)	$301,531

NOTE 13 — RIGHT OF USE ASSET AND LEASE LIABILITY

The Company has lease contracts for land, buildings and motor vehicles. The Company’s obligations under these leases are secured by the lessor’s title to the leased assets. The Company is restricted from assigning and subleasing the leased assets. There are several lease contracts that include extension options which are further discussed below.

a)	The carrying amounts of right-of-use assets are as follows:

	Leasehold land	Leasehold buildings	Total
As at 1 January 2025	$—	$—	$—
Additions	2,232,254	185,370	2,417,624
Depreciation	(50,167)	(51,731)	(101,898)
As at 31 December 2025	$2,182,087	$133,639	$2,315,726

b)	Amounts recognised in profit or loss

	2025	2024
Depreciation of right of use assets	$101,898	$—
Interest expense on lease liabilities	79,939	—
Total amount recognised in profit/loss	$181,837	$—

c)	Total cash outflow

The Company had total cash outflows for leases of US$138,902 (2024: Nil).

Lease liabilities

The maturity analysis of lease liabilities is as follows:

	As of December 31,
	2025	2024
Within one year	$259,750	$-
Two to five years	1,237,967	-
Thereafter	9,997,614	-
Gross lease liabilities	11,495,331	-
Less: Imputed interest	(9,194,995)	-
Lease liabilities	$2,300,336	$-

Lease liabilities – Current	$234,169	$-
Lease liabilities - Non-Current	2,066,167	-
	$2,300,336	$-

The weighted average discount rate utilized to calculate the present value of the lease liabilities was 11.30%. The average remaining life of the leases is 68.14.

NOTE 14 — INVESTMENTS

Financial assets at fair value through profit or loss

As of December 31, 2025, and 2024, financial assets at fair value consist through profit or loss of:

	As of December 31,
	2025	2024
Investments in YouGo World	$-	$-
Investment in Quantum	14,600	-
Investments in ERL	1,381,666	1,381,666
	$1,396,266	$1,381,666

On September 11, 2017, the Company entered into an agreement to purchase a 2.5% interest in YouGo World ltd., a start-up company focusing on mixed reality platforms, content, and services. The investment was revalued based on the available public information.

In January 2024, the Company entered into an agreement to acquire 1,817,981 shares in Entrepreneur Resorts Limited at a market value of US$2.75 per share. The total cost of acquiring the shares was US$4,999,448 which was paid by US$3,999,448 via receivable offset and balance of US$1,000,000 by cash paid over a period of time during the year 2024. As of December 31, 2024, the shares of Entrepreneur Resorts Limited was trading at US$0.76 per shares and the Company has revalued the investment by using the fair market value approach as of December 31, 2024 and booked the unrealized loss due to revaluation of US$3,617,782.

In August 2025, the Company purchased 2,000 shares of Quantum Biopharma Ltd through on market purchase at an acquisition price of US$24.14 per share. The Company recorded the transaction as investment in the books and revalued to the quoted on market price per share of Quantum Biopharme Ltd as of December 31, 2025. The Company booked the unrealized loss of US$33,935 in the profit and loss statement in 2025.

Investments in Joint Venture

As of December 31, 2025, and 2024, investments in joint venture consists of:

	As of December 31,
	2025	2024
Investments in Health 360 Pte Ltd	$-	$366
Investment in Genius City	5,100,000	-
	$5,100,000	$366

During the year 2025, the Health 360 Pte Ltd was completing the winding up process and the Company written off the investment in 2025 financial statement.

In November 2025, the Company entered into a joint venture agreement with Wooden Fish Village to establish PT Genius City Bali, a company incorporated in Indonesia. The joint venture was formed for the purpose of developing an integrated living and learning district intended to serve as the foundation for Genius City within Nuanu Creative City, Indonesia.

Under the terms of the agreement, the Company holds a 51% ownership interest in the joint venture. The arrangement is jointly controlled by the Company and the other shareholder through contractual provisions requiring unanimous consent over key strategic and operating decisions.

As of December 31, 2025, the Company is committed to contribute US$5.1 million in cash to PT Genius City Bali. The amount payable by the Company is presented within current liabilities in the consolidated statement of financial position.

As of December 31, 2025, the joint venture had not commenced operations, and accordingly the Company has not recognized any share of profit or loss from the joint venture in the consolidated statement of profit or loss for the year ended December 31, 2025.

NOTE 15 — GOODWILL

Changes in goodwill are as follows during the years ended December 31, 2025 and 2024:

Balance as of January 1, 2024	11,425,148
Less: Impairment	(2,996,248)
Less: Foreign currency translation	(90,353)
Balance as of December 31, 2024	$8,338,547
Less:Written off ESQ	(90,266)
Add:Goodwill on new acquisitions	42,291,197
Less:Impairment	(5,764,349)
Less:Foreign currency translation	17,406
Balance as of December 31, 2025	$44,792,535

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

Goodwill was recognised in business combinations between 2022 and 2025, and is monitored at CGU level. In accordance with the accounting policy, goodwill is tested for impairment at least annually and whenever there are indicators of impairment. As part of this process, the Company performed an impairment assessment of its goodwill and other related assets as at December 31, 2025 and 2024. In testing for impairment, goodwill and other assets acquired in a business combination were allocated to the cash-generating units to which they related. As a result of impairment testing performed in December 31, 2025 and 2024, the Company determined an impairment loss of US$9.9 million (2024 - US$4.7 million), representing the difference between the recoverable amount and the carrying value of the CGU.

The impairment loss during the years ended December 31, 2025 and 2024 has been allocated as follows:

Goodwill - US$ 5.76 million (2024 - US$3 million) and

Intangible assets - US$4.1million (2024- US$1.8million)

The significant assumptions applied in the determination of the value in use amount as at December 31, 2025 and December 31, 2024 are as explained as follows.

Cash flows: Estimated cash flows were projected based on estimated operating results from internal sources as well as industry and market trends. Estimated cash flows are primarily driven by sales volumes, selling prices and operating costs. The forecasts are extended to a total of five years (and a terminal year thereafter) and were approved by the management. In 2025, we have used country specific tax rate in the cash flow projection model. In 2025, tax rate of 17%-28.00% was used in the cash flow projection model;

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

Budgeted revenue growth rate - between 5% and 12%, depending on the CGU, and varying across the forecast years

Terminal value growth – 2%-3%

Discount rate – 11%-13.5%

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the CGU at end of reporting year, assuming if all other assumptions were held constant.

NOTE 16 — INTANGIBLE ASSETS

The Company’s intangible assets consist of costs incurred in connection with the development of the Company’s digital education software platform, the acquisition of customer relationships and trademarks.

	Cost	Accumulated depreciation	Impairment	Carrying amount as of December 31, 2025	Cost	Accumulated depreciation	Impairment	Carrying amount as of December 31, 2024
GeniusU software platform	$4,785,276	$(3,683,445)	$(1,084,613)	$17,218	$4,486,619	$(3,095,867)	$(1,084,613)	$306,139
Trade names, trademarks and domain names	11,326,827	(13,234)	(1,567,719)	9,745,874	7,632,945	(11,514)	(194,531)	7,426,900
Film Library	4,600,000	(1,758,821)	(2,841,179)	-	4,600,000	(1,217,646)	(939,964)	2,442,390
Customer list	4,200,000	(2,730,000)	(1,470,000)	-	4,200,000	(1,890,000)	(641,954)	1,668,046
Customer Relationship	340,000	(326,119)	(13,881)	-	340,000	(262,691)	(7,688)	69,621
	$25,252,103	$(8,511,619)	$(6,977,392)	$9,763,092	$21,259,564	$(6,477,718)	$(2,868,750)	$11,913,096

A reconciliation of intangible assets for the years ended December 31, 2025 and 2024 are as follows:

	Balance as of December 31, 2024	Software Development Additions	Purchase of intangible (acquistions)		Purchase of intangible		Amortization Expense	Written Off	Impairment	Balance as of December 31, 2025
GeniusU software platform	$3,402,006	$298,657	$		$		$-	$-	$-	$3,700,663
Trade names, trademarks and domain names	7,426,900	-		3,700,000		80,000	(1,720)	(86,118)	(1,373,188)	9,745,874
Film Library	2,442,390	-		-		-	(541,175)	-	(1,901,215)	-
Customer List	1,668,046	-		-		-	(840,000)	-	(828,046)	-
Customer Relationship	69,621	-		-		-	(63,428)	-	(6,193)	-
Accumulated amortization	(3,095,867)	-		-		-	(587,578)	-	-	(3,683,445)
Net carrying value	$11,913,096	$298,657		$3,700,000		$80,000	$(2,033,901)	$(86,118)	$(4,108,642)	$9,763,092

	Balance as of December 31, 2023	Software Development Additions	Amortization Expense	Impairment	Balance as of December 31, 2024
GeniusU software platform	$2,909,106	$492,900	$-	$—	$3,402,006
Trade names, trademarks and domain names	7,632,945	—	(11,514)	(194,531)	7,426,900
Film Library	3,923,530		(541,176)	(939,964)	2,442,390
Customer List	3,150,000	—	(840,000)	(641,954)	1,668,046
Customer Relationship	145,309	—	(68,000)	(7,688)	69,621
Accumulated amortization	(2,510,139)	—	(585,728)	-	(3,095,867)
Net carrying value	$15,250,751	$492,900	$(2,046,418)	$(1,784,137)	$11,913,096

During the years ended December 31, 2025 and 2024, the Company recorded amortization of intangible assets in the amount of US$2,033,901 and US$2,046,418 respectively.

NOTE 17 — DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and (liabilities) as of December 31, 2025 and 2024 and the related activity for the years ended December 31, 2025 and 2024 are as follows:

	Balance as of December 31, 2024	Effect from acquisition of subsidiary	Recognized in Provision for Income Taxes	Balance as of December 31, 2025
Non-current assets:
Intangible Assets	$—	$—	$—	$—
Property, plant, and equipment	(112)	(1,292,894)	134,776	(1,158,230)
Other	—	—	(7,248)	(7,248)
	(112)	(1,292,894)	127,528	(1,165,478)

Current assets:
Receivables	—	—	—	—
Prepaid expenses	1,444	220,787	(223,587)	(1,356)
Other (Section 24C allowance)	—	—	—	—
	1,444	220,787	(223,587)	(1,356)

Current liabilities:
Income in Advance	—	109,489	(109,775)	(286)
Accrued expenses and provisions	—	7,553	(4,925)	2,628
Tax Losses	—	679,935	(422,943)	256,992
Net deferred tax assets and (liabilities)	$1,332	$(275,130)	$(633,702)	$(907,500)

	Balance as of December 31, 2023	Recognized in equity	Recognized in Provision for Income Taxes	Balance as of December 31, 2024
Non-current assets:
Intangible Assets	$(3,303,471)	$-	$3,303,471	$-
Property, plant, and equipment	595,911	(795,115)	199,092	(112)
Other	6,933	—	(6,933)	-
	(2,700,627)	(795,115)	3,495,630	(112)

Current assets:
Receivables	—	—	—	—
Prepaid expenses	333,551	—	(332,107)	1,444
Other (Section 24C allowance)	986,367	—	(986,367)	—
	1,319,918	—	(1,318,474)	1,444

Current liabilities:
Depreciation	—	—	—	—
Income in Advance	408,206	33,663	(441,869)	-
Tax Losses	(1,307,820)	761,452	546,368	-
Net deferred tax assets and (liabilities)	$(2,280,323)	$-	$2,281,655	$1,332

Unused tax losses for which no deferred tax assets have been recognized as of December 31, 2025 and 2024 are as follows:

	As of December 31,
	2025	2024

Unused tax losses for which no deferred tax assets has been recognized	$(67,677,210)	$(56,417,466)
Potential tax benefit of such unused tax losses at applicable statutory tax rates	$(14,204,743)	$(11,501,499)

NOTE 18 — DISCONTINUED OPERATIONS

In December 2024, the Group halted the operations of E-Squared Education Enterprises (Pty) Ltd (“E-Squared”) and its subsidiaries following issues identified during an internal investigation initiated in the third quarter of 2024 in response to a whistleblower complaint. As part of this process, the directors of E-Squared and its subsidiaries resigned in December 2024 and the Group determined that the operations of these entities would cease.

In January 2025, the Company commenced the process to liquidate E-Squared and its subsidiaries in accordance with applicable legal requirements. As such, the Group has lost controls over ESQ due to commencement of liquidation proceedings.

Accordingly, the financial results of E-Squared and its subsidiaries have been presented as a discontinued operation in the consolidated financial statements. The assets and liabilities associated with these entities have been derecognized as part of the liquidation process.

The comparative figures in the consolidated statement of profit or loss have been re-presented to reflect the results of E-Squared and its subsidiaries as discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Analysis of the results of discontinued operations and the impact of the liquidation are presented below.

Disclosure for statement of financial position

The major classes of assets and liabilities of E-Squared Education Enterprises (Pty) Ltd and its subsidiaries as at 31 December 2024, being the last reporting date prior to the commencement of the liquidation process in January 2025,that was de-recognised from the consolidated financial statements for the financial year ended 31 December 2025 are as follows:

US$
Assets
Property, plant and equipment	$219,370
Goodwill	90,266
Intangible assets	85,833
Trade and other receivables	148,754
Due from related parties	9,089
Prepaid expenses and other current assets	13,842
Cash and cash equivalents	8,933
Assets of discontinued operation	$576,087

Liabilities
Trade and other payables	$451,777
Due to related parties	457,682
Deferred tax liabilities	198,800
Liabilities of discontinued operation	$1,108,259

Net liabilities directly associated with subsidiary that was de-recognised, included in the statements of operations and comprehensive loss	$(532,172)

Disclosures for statement of profit or loss

The results of the discontinued operation for the reporting years ended 31 December 2025, 2024 and 2023 are as follows:

	For the years ended December 31,
	2025	2024	2023

Revenue	$-	$330,756	$525,210
Cost of revenue	-	(98,882)	(284,237)
Gross profit	-	231,874	240,973
Other income and gains	-	6,686	6,237
Administrative expenses	-	(539,370)	(269,521)
Depreciation and amortization	-	-	(4,761)
Impairment loss	-	(780,386)	(1,019,778)
Finance costs	-	(13,328)	(465)
Loss before income tax	-	(1,094,524)	(1,047,315)
Income tax (expense) / income	-	-	-
(Loss) / profit from discontinued operation	$-	$(1,094,524)	$(1,047,315)

Disclosures for statement of cash flows

The cash flows attributable to the discontinued operation are as follows:

	As of December 31,
	2025	2024
Operating activities	$(8,933)	$(137,219)
Investing activities	-
Financing activities	-	143,736
Net cash outflows	$(8,933)	$6,517

Disclosure for (loss) / earnings per share

	As of December 31,
	2025		2024
(Loss) / earnings per share from discontinued operation attributable to owners of the Company
Basic and diluted	$0.01	*	$(0.05	)*

* The calculated amount is not meaningful.

The basic and diluted (loss) / earnings per share from discontinued operations are calculated by dividing the profit or loss from discontinued operations, net of tax, attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the year. The weighted average number of ordinary shares used in the calculation is presented in Note 33.

NOTE 19 — OTHER NON-CURRENT ASSETS

As of December 31, 2025 and 2024, other non-current assets consist of:

	As of December 31,
	2025	2024
Deposit for investment in FBPAL (1)	$29,327,892	$29,327,892
Amounts due from FBPAL (1)	6,595,180	6,595,180
Liquor license	18,889	18,889
	$35,941,961	$35,941,961

(1)	On March 14, 2024, the Company issued 73,873,784 ordinary shares (“Consideration Shares”) at a market price of US$0.3970 to LZG International Inc (“LZGI”) for the acquisition of FB Prime Source Acquisition LLC (“FBPAL”) and its assets, subject to the Asset Purchase Agreement dated on January 24, 2024. Subsequent to the share issuance, the Company has made cash payments in total of US$6,595,180 to FBPAL between March and August, 2024, as post-closing funding commitment as per agreement. As of December 31, 2024, the acquisition has been rescinded and such shares will not be converted into investment in a subsidiary through obtaining control of FBPAL. Currently, the Company is under the arbitration process to request the return of 73,873,784 ordinary shares issued and US$6,595,180 cash paid. (Refer to “NOTE 25 EQUITY — Shares Issued Related to Unconsummated Acquisition” for more details)

NOTE 20 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

As of December 31, 2025 and 2024, accrued expenses and other current liabilities consist of:

	As of December 31,
	2025	2024
Accrued expenses	$2,995,175	$1,011,720
Sundry payables	108,756	610,738
VAT	291,272	374,926
Other taxation payable	169,340	69,546
	$3,564,543	$2,066,930

NOTE 21 — CONTRACT LIABILITIES

As of December 31, 2025 and 2024, contract liability consists of:

	As of December 31,
	2025	2024
Educational revenue paid in advance	$3,479,968	$1,731,378
Advance bookings for lodges	406,377	-
	$3,886,345	$1,731,378

A reconciliation of contract liability for the years ended December 31, 2025 and 2024 are as follows:

	As of December 31,
	2025	2024
Contract liabilities, beginning balance	$1,731,378	$2,750,137
Addition	3,830,631	1,265,624
Revenue earned	(1,675,664)	(2,284,383)
Contract liabilities, ending balance	$3,886,345	$1,731,378
F-34

NOTE 22 — LOANS PAYABLE

As of December 31, 2025 and 2024, loans payable consisted of:

	As of December 31,
	2025	2024
Loans payable – current portion	$8,577,774	$229,815
Loans payable – non-current portion	-	10,033,989
	$8,577,774	$10,263,804

Education Angels has obtained line of credit for working capital requirement in 2020, 2021 and 2022. The loans are secured by the guarantees of the Director and do not have covenant clauses. The outstanding principal as of December 31, 2025 and December 31, 2024 are as follows:

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding as of December 31, 2025	Outstanding as of December 31, 2024
IRD Loan	2020	$20,063	72 Months	3.25%	$-	$3,088

Property Investors Network Ltd and Pin Shelf Ltd has obtained line of credit for the working capital requirement in 2020 and 2022. The loans are secured by the guarantees of the Director and do not have covenant clauses. The outstanding principal amount as of December 31, 2025 and December 31, 2024 are as follows –

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding as of December 31, 2025	Outstanding as of December 31, 2024
Lloyds CBIL (PIN)	2020	$239,540	60 Months	2.80%	$26,626	$74,344
Funding Circle Loan (PIN)	2022	$380,804	48 Months	9.30%	$10,520	$121,576
The Funding Circle (PIN Shelf)	2022	$116,054	48 Months	9.30%	$3,206	$37,052
Lloyds Bounceback Loan (PIN Shelf)	2022	$51,378	72 Months	2.50%	$5,603	$17,731
Other loans	2021	$14,269	-	-	$10,758	$10,013

BTC Backed Loan

The details of the loans and outstanding balance as of December 31, 2025 and December 31, 2024 are as follows –

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding as of December 31, 2025	Outstanding as of December 31, 2024
Arch Lending (BTC Collateral)	2024	10,000,000	18 Months	13.90%	$-		$10,000,000
Promissory note (Alto Opportunity)	2024	5,720,000	18 Months	0%	$-	$
Ledn Lending (BTC Collateral)	2025	12,040,000	12 Months	10.71%	$8,510,498		$-

Genius Group Ltd has outstanding loan obligation of US$8,510,498 with the BTC collateral of 154 BTC with Ledn. As of December 31, 2024, the Company had outstanding loan of US$10,000,000 with the BTC collateral of 208.71799579.

Yayasan Pro Education International Center and PT Pro Education Indonesia has obtained the below for the buses. The outstanding principal amount as of December 31, 2025 and December 31, 2024 are as follows –

Loan Type	Start Date	Loan Amount	Tenure	Interest Rate	Outstanding as of December 31, 2025	Outstanding as of December 31, 2024
Loan – Bus	2023	42,250	72 Months	-	$10,562	$-

Annual estimated total principal repayments are US$8,577,773 in 2026.

NOTE 23 — DUE TO RELATED PARTIES

Loans from related parties as of December 31, 2025 and 2024 consist of the following:

	As of December 31,
	2025	2024
Other loans payable to related parties, current	$7,009,162	$4,001,091
Other loans payable to related parties, non-current	9,722,569	1,789
Total loans payable to related parties	$16,731,731	$4,002,880

The loan payable to the pre-acquisition owners of Revealed Films of US$1,126,000 (2024: US$1,126,000) is non-interest bearing and is due to the operational funding by the owner of US$563,000 (2024: US$563,000) by Jeff Hays and US$563,000 (2024: US$563,000) by Patrick Gentempo in accordance with the acquisition agreement to continue the operations of Revealed Films and to assist with financing the company.

Management is of the view of the above loan payable to the pre-acquisition of the owner Jeff and Patrick is unlikely to be requested for repayment within 12months of the financial year, because the pre-agreed contractual terms committed by Jeff and Patrick were not fulfilled. We are intending to resolve the situation with them in 2026.

In addition, as at year-end, the books of Revealed Films reflect the following balances payable to related parties:

●	Amounts due to Jeff Hays for other expenses: US$846,000 (2024: US$462,000)
●	Accrued compensation – Jeff Hays: US$1,861,688 (2024: US$1,166,682)
●	Accrued compensation – Patrick Gentempo: US$1,630,098 (2024: US$935,118)

The Company pays fees to GeniusU Web Services India Pvt Ltd (“GU India”), an Indian company controlled and ultimately owned by Suraj Naik, an employee of the Group, and a family member of Suraj Naik. The total in 2025 was US$278,923 (2024: US$260,596). The sole purpose of the entity is to engage local team and physical resources to provide day to day support to the Group with its own business requirements as well as catering to external clients. GU India on-charges its costs and does not record a material profit or loss, therefore the related party shareholders do not receive any financial benefit from this arrangement. Unpaid fees are recorded as a related party loan payable and is not-interest bearing.

The loan payable to Roger Hamilton is for a loan agreement entered on October 16, 2023 with its CEO, Roger James Hamilton, to provide it with up to US$4 million as an interest free loan, and upon the same terms at the next qualified financing round. Roger Hamilton has loaned the Company US$2.7 million under this agreement. The Company made the repayment of loan by converting US$1.45 million to the Ordinary shares of the Company and repaying US$1.15 million in cash. The outstanding balance under the CEO loan is US$0.04 million as of December 31, 2025 (US$0.04 million in 2024).

The Company has payable outstanding of US$546,933 (2024: Nil) as of December 31, 2025 to the related entity, Entrepreneur Resorts Limited. The loan is non-interest-bearing and repayable on demand. Outstanding balances primarily relate to legacy intercompany arrangements and settlement agreements executed as part of the spin-off process.

The Company has a loan payable to Wooden Fish Village of US$4,584,002 (2024: Nil), which was assumed as part of the acquisition agreement. The loan bears interest at a variable rate of 10% per annum or the applicable national interest rate plus 4% per annum, whichever is higher, with interest compounded annually. The loan is due for repayment between 24 and 48 months from the reporting date.

NOTE 24 — SHORT TERM DEBT

During the year ended December 31, 2025, the Company and holder of 2020 Convertible Notes repaid agreement amount of US$15,000 (2024: US$82,415). The unpaid amount as of December 31, 2025 was US$25,000 (2024: US$40,000) under the 2020 Convertible Notes plan and is classified as Short term debt.

NOTE 25 — SHARE CAPITAL

Share Capital

Equity Issued

During the years ended December 31, 2025 and 2024, the Company issued ordinary shares for net cash proceeds of US$25,974,540 and US$44,597,612, respectively.

During the year ended December 31, 2025, the Company issued 29,987,136 ordinary shares for the net value of US$25,488,976 under the At The Market Offering (“ATM Offering”). During the year 2024, the Company issued 34,014,680 ordinary shares for the net proceed of US$31,571,382 under ATM Offering.

During the year ended December 31, 2025, the Company issued 150,000 ordinary shares for the net proceed of US$149,565 for conversion of warrants against the ordinary shares compared to US$5,990,930 by issuing 18,170,707 ordinary shares in 2024.

For the year ended December 31, 2024, the Company issued the Company ordinary shares with a net value of US$6,580,300 from the follow on offering by issuing 23,571,429 ordinary shares (approximately 2,357,142 post consolidated shares).

During the year ended December 31, 2025, the Company issued 500,000 ordinary shares for the net consideration of US$336,000 for the purchase by CEO, Roger Hamilton compared to 500,000 ordinary shares in 2024 for the net proceed of US$455,000.

Treasury Shares

During the year ended December 31, 2025, the Company bought back 4,290,848 ordinary shares from the open market based on the Shareholders approval received at the AGM. The Company acquired those shares for the net consideration of US$4,346,764.

See below for discussions regarding additional equity issuances.

Shares Issued Related to Unconsummated Acquisition

On March 14, 2024, the Company issued 73,873,784 ordinary shares (“Consideration Shares”) at a market price of US$0.3970 to LZG International Inc (“LZGI”) for the acquisition of FB Prime Source Acquisition LLC (“FBPAL”) and its assets, subject to the Asset Purchase Agreement dated on January 24, 2024. In September, 2024, the Company received allegations from the shareholders of LZGI and was informed that certain issues related to the ownership and control of shares and alleged financial obligation of FBPAL may be in violation of the transactional documents between the Company and LZGI regarding the acquisition FBPAL. Under such circumstances, the Company filed for arbitration to request for (i) the acquisition to be fully rescinded, (ii) LZGI to return the 73,873,784 issued Consideration Shares, and (iii) LZGI to return the US$6,701,580 cash paid subsequent to the share issuance. As of December 31, 2025, the acquisition was rescinded, and the Company has not obtained control of the equity interest or assets of FBPAL. Currently, the arbitration is still ongoing, and all of the issued shares are restricted as per court order. Once the disputes are resolved with agreed upon arbitration result, the issued shares are expected to be returned to the Company.

Employee Share Based Issuance

During the year ended December 31, 2025, the Company issued 900,000 ordinary shares of the Company for the total consideration of US$809,410 to cover the employment related expenses. The Company shares were issued from the S-8 filed by the Company in 2024.

During the year ended December 31, 2025, the Company issued 7,000,000 ordinary shares under the Employee share plan based on the S-8 filed by the Company in 2024. The company recorded US$128,597 against the share issuance under the plan.

CEO Compensation Plan

During the year ended December 31, 2025, the Company issued 11,224,939 shares under the CEO Compensation plan for the fair value consideration of US$1,191,562. The shares were issued pursuant to CEO compensation plan based on CEO achieving the targets during the year 2025 and also completed a business combination with Entrepreneur Resorts Limited. The Company also recorded the fair value of future tranche of US$224,430 based on expected issuance under the CEO Compensation plan. The Company will record US$1,053,503 in expenses for the year 2 to year 10 over next 9 years.

The CEO compensation plan provide equity-based incentives to Roger James Hamilton in recognition of his contributions to the Company and to promote the long-term success of the Company. The plan approves issuance of restricted shares in 10 tranches over the period of 10 years starting from January 9, 2025 to December 31, 2035 based on the pre-agreed milestones and targets. The Restricted Shares to be issued for each of the 10 tranches will be awarded in the month after each of the market capitalization goals are achieved, based on the average market capitalization, with combination of either of Net Asset Value, Revenue or Adjusted EBITDA. The Company performed valuation of the restricted shares using the Monte Carlo simulation model, which is fully compliant with IFRS 2 requirements for share-based payment arrangements with market conditions. The expense for each tranche is recognized over its respective expected vesting period.

Share Based Compensation

During the year ended December 31, 2025 and 2024, the Company granted Nil and 160,000 Genius Group share options. The fair value of the options granted in 2024 was US$177,914, with the fair value expensed over the vesting period. During the year ended December 31, 2025, the Company cancelled the RSUs issued in 2023 and 2024 to the Directors and Officers based on stay against the Company for issuance of Ordinary shares. To fulfil the contractual obligation, the Company cancelled the issued RSUs and converted the issuance to the cash based payment. The Company paid a total of US$6,800,000 in cash for these converted RSUs. As a result, during the year 2025, the Company reversed the expense recorded in 2024 of US$494,854. The corresponding effect in equity is included under “Share issuance for stock based compensation” in the consolidated changes in stockholder’s equity.

In addition, the Company received US$445,537 in consideration for the shares allotted under the Employee share plan during the year 2025.

The Company values stock options using the Black-Scholes option pricing model and used the following assumptions during the reporting periods:

	Year ended December 31,
	2025	2024
Risk-free interest rate	3.47%	4.24%
Contractual term (years)	1-3	1-4
Expected volatility	140.90%	187.90%
Expected dividends	0.00%	0.00%

A summary of the option activity during the year ended December 31, 2025 was as follows:

	No of Options	Weighted Average Share Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
Outstanding as of January 1, 2025	294,495	$11.33	2	$3,337,098
Granted	-	-	3	-
Exercised	-	-	-	-
Expired	(160,000)	2.94	-	(470,400)

Outstanding as of December 31, 2025	134,495	$21.31	2	$2,866,698

A summary of the option activity during the year ended December 31, 2024 was as follows:

	No of Options	Weighted Average Share Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
Outstanding as of January 1, 2024	152,495	$25.39	2	$3,871,098
Granted	160,000	2.94	3	470,400
Exercised	-	-	-	-
Expired	(18,000)	55.80	-	(1,004,400)

Outstanding as of December 31, 2024	294,495	$11.33	2	$3,337,098

	Options Outstanding			Options Exercisable
Year	Exercise Price	Outstanding Number of Options	Underlying Common Stock	Weighted Average Remaining Life in Years	Exercisable Number of Options

2019 Share Option	$35.57	25,748	GNS	1	$25,748
2020 Share Option	58.12	7,464	GNS	1	7,464
2021 Share Options	60.00	13,421	GNS	3	13,421
2022 Employee Grants (Options)	77.10	519	GNS	3	519
2023 Employee Grants (Options)	7.70	87,343	GNS	3	87,343
2024 Employee Grants (Options)	2.94	160,000	GNS	3	-
	$11.33	294,495		2	$134,495

The Company recorded stock-based compensation in the amount of US$7,574,295 and US$4,217,563 during the years ended December 31, 2025 and 2024 respectively, in connection with the amortization of the grant date value of the stock options. The amount of US$172,525 to be recognized as stock based compensation expense over the period 2026, 2027 and 2028.

NOTE 26 — REVENUE

The breakdown of revenues for the years ended December 31, 2025, 2024 and 2023 are shown below. The revenue is disaggregated into the categories the Company believes depict how and the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Years Ended December 31,
	2025	2024	2023
Resorts Revenue
– Sale of goods	$714,606	$-	$2,558,933
– Services	1,483,102	-	1,892,451
Resorts sub-total	2,197,708	-	4,451,384
Academy Revenue
– Digital	904,803	1,295,759	5,911,423
– In-Person	3,825,379	4,085,729	2,462,425
Academy sub-total	4,730,182	5,381,488	8,373,848
School Revenue
– Digital	-	-	-
– In-Person	1,459,332	2,200,474	9,712,312
School sub-total	1,459,332	2,200,474	9,712,312
Total Revenue	$8,387,222	$7,581,962	$22,537,544

Academy Revenue

Academy revenue primarily represents revenue generated from GeniusU Ltd (“GU”), Property Investors Network Limited (“PIN”) (F.K.A: Mastermind Principles Limited) and Revealed Films (“RF”). This includes digital education programs, memberships, business development tools, and in-person events, workshops, and property investment training programs. The operations of RF have been scaled down.

School Revenue

School revenue comprises revenue generated from Education Angels (“EA”), Pro Education (“Pro Ed”) and University of Antelope Valley (“UAV”). This includes early childhood education services in New Zealand and primary and middle school tuition fees in Indonesia, primarily derived from in-person educational services. The operations of UAV have been suspended, and the entity is currently maintained only to address outstanding obligations.

Resorts Revenue

Resorts revenue comprises revenue generated from the Group’s hospitality operations, including Tau Game Lodge, Matla Game Lodge, Vision Villas, and Genius Café. Revenue includes accommodation income, food and beverage sales, guided safari and related guest services, and other hospitality-related services.

Discontinued Operations Revenue

Discontinued operations revenue relates to revenue generated from E-Squared Education Enterprise which is liquidated during the year 2025.

NOTE 27 — OTHER OPERATING INCOME

For the years ended December 31, 2025, 2024 and 2023, other operating income consists of:

	Years Ended December 31,
	2025	2024	2023

Other Income	$239,884	$24,517	$30,164
Cancellation Fee	18,002	-	-
	$257,886	$24,517	$30,164

NOTE 28 — GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the years ended December 31, 2025, 2024 and 2023 include the following:

	Years Ended December 31,
	2025	2024	2023
Salaries, wages, bonuses, and other benefits	$6,233,904	$7,645,095	$10,630,328
Professional and consulting fees	7,798,374	5,923,530	6,281,371
Marketing	2,188,579	1,418,186	2,821,845
Insurance	1,111,164	1,013,213	1,330,582
Other	675,915	445,398	1,355,592
(Reversal)/provision for doubtful debts	(267,488)	(578,225)	2,764,577
Stock-based compensation	7,574,295	4,217,563	532,466
Utilities	241,250	424,940	896,588
Travel	344,394	174,088	966,336
Development charges	616,765	811,583	879,438
Rent expense	275,574	317,493	384,185
Repairs and maintenance	121,988	10,916	392,698
Athletic program expenses	-	81,343	398,896
Cost of Fund Raised	835,000	-	-
	$27,749,714	$21,905,123	$29,634,902

NOTE 29 — OTHER EXPENSES

Other expenses for the years ended December 31, 2025, 2024 and 2023 include the following:

	Year Ended December 31,
	2025	2024	2023
Loss on disposal of property, plant and equipment	$-	$946,204	-
Other expenses	-	29,266	9,796
	-	975,470	9,796

NOTE 30 — INTEREST EXPENSE, NET

For the years ended December 31, 2025, 2024 and 2023, the Company earned interest income and incurred interest expense as follows:

	Year Ended December 31,
	2025	2024	2023
Interest income
Bank and other cash	$177,218	$6,673	44,481
Total interest income	177,218	6,673	44,481

Interest expense/finance costs
Lease liabilities	(79,939)	-	(787,341)
Other interest paid – loans	(3,488,756)	(1,139,785)	(2,951,188)
Total interest expense/ finance costs	(3,568,695)	(1,139,785)	(3,738,529)

	$(3,391,477)	$(1,133,112)	(3,694,048)

NOTE 31 — OTHER INCOME

	Years Ended December 31,
	2025	2024	2023
Gain in bought back of shares	-	-	50,000
Sale of Christ Revealed	-	-	42,917
Property CEO Commission	-	-	37,211
Work space plans	-	-	76,604
Other income	-	40,986	-
Reversal of Impairment	-	836,521	-
	-	877,507	206,732

NOTE 32— INCOME TAX EXPENSE

The Group is subject to income taxes in the countries of Indonesia, Singapore, New Zealand, United States, United Kingdom and South Africa.

The provision for income taxes consists of the following provisions (benefits):

	Years ended December 31,
	2025	2024	2023
Current tax:
Current tax on profits for the year	$18,990	$28,783	32,115
Under provision in prior year	37	800	-
	19,027	29,583	32,115
Deferred income tax:
Increase in deferred tax assets	235,111	2,329,636	-
Increase (Decrease) in deferred tax liabilities	398,591	(4,611,291)	(1,110,801)
	633,702	(2,281,655)	(1,110,801)
Benefit/(Expense) from income taxes	$652,729	$(2,252,072)	(1,078,686)

The reconciliation of income taxes at the statutory rate of Singapore to the effective tax rates for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Year ended December 31,
	2025	2024	2023
Loss from continuing operations before provision for income taxes	$(54,804,596)	$(27,191,894)	(6,208,871)
Tax at the Singapore rate of 17%	(9,316,781)	(4,622,622)	(1,055,508)
Reconciling items:
Permanent differences	7,391,963	297,800	(2,380,272)
Current period net operating losses not recognised as a deferred tax asset	4,255,321	6,187,916	1,600,731
Rate differential – non-Singapore entities	(186,097)	(661,038)	(183,113)
Other deferred tax activity	-	(169,511)	939,476
Utilisation of deferred tax assets	(185,021)	-	-
Others	(1,306,656)	(3,284,617)	-
Benefit/(Expense) from income taxes	$652,729	$(2,252,072)	(1,078,686)

NOTE 33 — LOSS PER SHARE

	Years ended December 31,
	2025		2024	2023

Loss per share from continuing operations	$
Basic and diluted loss per share		(0.55)	(0.99)	(0.84)

Loss per share from continuing operations and discontinuing operations
Basic and diluted loss per share		(0.55)	(1.03)	(1.03)
The calculation of basic and diluted loss per share has been based on the following loss attributable to ordinary shareholders and the weighted average number of ordinary shares
Net Loss		$(55,457,325)	$(24,939,822)	(5,711,222)
Non-Controlling Interest		(190,211)	(57,746)	(54,079)
Loss Attributed to Ordinary Shareholders		$(55,267,114)	$(24,882,076)	(5,657,143)

Weighted Average Number of Ordinary Shares
Issued at the beginning of the year (1)		64,391,351	7,387,378	2,770,522
Issued in current Year (1)		95,447,813	57,003,973	4,616,856
Issued at the end of the year (1)		159,839,164	64,391,351	7,387,378
Weighted Average (1)		101,452,196	24,153,220	5,550,197

Diluted loss per share:
There are no dilutive instruments and therefore diluted earnings per share is the same as basic earnings per share

Instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive:

Share Options and RSUs (1)		134,495	6,725,070	152,494

1)	Number of shares and options of the previous year are adjusted for share consolidation in the ratio of 1 for 10.

NOTE 34 — FAIR VALUE INFORMATION

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

Level 3: Unobservable inputs for the asset or liability.

As of December 31, 2025 and 2024, the Company’s financial assets and liabilities by level within the fair value hierarchy are as follows:

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Financial assets at fair value through profit or loss	$—	—	1,396,266	$1,396,266
Digital Assets	$14,901,322	—	—	$14,901,322

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Financial assets at fair value through profit or loss	$—	—	1,381,666	$1,381,666
Digital Assets	$30,441,133	—	—	$30,441,133

NOTE 35 — FINANCIAL RISK MANAGEMENT

The Company’s activities expose it to certain financial risks mainly related to:

➢	market risk (currency risk, interest rate risk and price risk);

➢	credit risk, and

➢	liquidity risk.

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

The debt of the Group is comprised of different instruments, which bear interest at either fixed or floating interest rates. The ratio of fixed and floating rate instruments in the loan portfolio is monitored and managed, by incurring either variable rate bank loans or fixed rate bonds as necessary.

The Group policy with regards to financial assets, is to invest cash at floating rates of interest and to maintain cash reserves in short-term investments in order to maintain liquidity, while also achieving a satisfactory return for shareholders.

The Group is not exposed to the significant interest rate risk.

Foreign currency risk

The Group’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Group does not have any formal policy for hedging against currency risk. The Group ensures that the net exposure is kept at an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short term imbalances.

The Group has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the Group. The Group’s exposure to foreign currency risk arises primarily from transactions denominated in United States Dollar (USD), Singapore Dollar (SGD), Indonesian Rupiah (IDR), British Pound (GBP), South African Rand (ZAR) and New Zealand Dollar (NZD).

The Group’s currency exposures to the USD and EUR at the reporting date were as follows:

	As of December 31,2025
	USD	SGD	IDR	GBP	ZAR	NZD
Financial assets
Trade receivables	$456,069	$254	$319,973	$372,839	$(26,148)	$-
Cash and cash equivalents	$1,137,666	$58,826	$124,187	$183,572	$895,122	$23,614
Total financial assets	$1,593,735	$59,081	$444,160	$556,411	$868,974	$23,614

Financial liabilities
Trade payables	$3,533,597	$2,357	$246,397	$256,912	$204,556	$10,092
Other payables	$7,303,789	$236,258	$665,238	$342,807	$1,843,373	$182,239
Total financial liabilities	$10,837,386	$238,615	$911,636	$599,719	$2,047,930	$192,331
Net financial assets / (liabilities)	$(9,243,651)	$(179,534)	$(467,476)	$(43,308)	$(1,178,955)	$(168,717)

	As of December 31,2024
	USD	SGD	IDR	GBP	ZAR	NZD
Financial assets
Trade receivables	$1,073,085	-	-	431,400	148,753	-
Cash and cash equivalents	$1,474,664	$1,758	$-	$110,912	$8,929	$18,670
Total financial assets	$2,547,749	$1,758	$-	$542,312	$157,682	$18,670

Financial liabilities
Trade payables	$3,027,751	$-	$-	$131,357	$116,053	$10,334
Other payables	$5,013,737	$-	$-	$347,664	$577,580	$129,040
Total financial liabilities	$8,041,488	$-	$-	$479,021	$693,633	$139,374
Net financial assets / (liabilities)	$(5,493,739)	$-	$-	$63,291	$(535,951)	$(120,704)

A 10% strengthening of United States Dollar against the foreign currencies denominated balances at the reporting date would decrease profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

Profit or loss (after tax)

	As of December 31,2025
Currency	Net Exposure (USD)	10% Strengthen	10% Weaken	Sensitivity %
SGD	1,758	$176	(176)	10%
IDR	-	-	-	10%
GBP	63,291	6,329	(6,329)	10%
ZAR	(535,951)	(53,595)	53,595	10%)
NZD	(120,704)	(12,070)	12,070	10%
Total Impact	(591,606)	$(59,161)	59,161

	As of December 31,2024
	Net Exposure (USD)	10% Strengthen	10% Weaken	Sensitivity %
SGD	(179,534)	$(17,953)	17,953	10%
IDR	(467,476)	(46,748)	46,748	10%
GBP	(43,308)	(4,331)	4,331	10%
ZAR	(1,178,955)	(117,896)	117,896	10%)
NZD	(168,717)	(16,872)	16,872	10%
Total Impact	(2,037,990)	$(203,799)	203,799

A 10% weakening of United States Dollar against the above currencies would have had equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Credit risk

Credit risk is the risk that a customer or counterparty fail to fulfill its contractual obligations resulting in financial loss to the Company. Credit risk mainly arises from trade and other receivables. The Company considers all elements of credit risk exposure such as counterparty default risk for risk management purposes.

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

Financial assets subject to concentrations of credit risk and failures by counterparties to discharge their obligations in full or in a timely manner arise principally from cash balances with banks, and trade and other receivables The general approach in the International Financial Reporting Standards on financial instruments is applied to measure expected credit losses (“ECL”) allowance on financial assets. On initial recognition, a day-1 loss is recorded equal to the 12 month ECL unless the assets are considered credit impaired. The ECL allowance for debt assets is recognised at an amount equal to the lifetime ECL if the credit risk on that financial instrument has increased significantly since initial recognition. However, for trade receivables that do not contain a material financing component or when the Group applies the practical expedient of not adjusting the effect of a material financing component, the simplified approach in calculating ECL is applied. Under the simplified approach, the loss allowance is recognised at an amount equal to lifetime ECL at each reporting date using historical loss rates for the respective risk categories and incorporating forward-looking estimates. Lifetime ECL may be estimated individually or collectively. For the credit risk on the financial assets an ongoing credit evaluation is performed on the financial condition of the debtors and any loss is recognised in profit or loss. Reviews and assessments of credit exposures in excess of designated limits are made. Renewals

As the Group does not hold any collateral, the maximum exposure to credit risk for each class of financial instruments is the carrying amount of that class of financial instruments presented on the consolidated balance sheet.

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

2025

	Carrying amount	Total contractual undiscounted cash flow	Less than 1 year	Over 1 year and less than 5 years
Due to related parties	$16,731,731	16,731,731	7,009,162	9,722,569
Trade payable	4,253,912	4,253,912	4,253,912	4,253,912
Accrued expenses and other liabilities	3,564,543	3,564,543	3,564,543	3,564,543
Loans payable	7,967,276	8,577,774	8,577,774	-
Operating lease liability	2,300,336	2,300,336	234,169	2,066,167
Short term debt	25,000	25,000	25,000	-
Total	$34,842,798	$35,453,296	$23,664,560	$19,607,191

2024

	Carrying amount	Total contractual undiscounted cash flow	Less than 1 year	Over 1 year and less than 5 years
Due to related parties	$4,002,880	4,002,880	4,001,091	1,789
Trade payable	3,285,495	3,285,495	3,285,495	3,285,495
Accrued expenses and other liabilities	2,066,930	2,066,930	2,066,930	2,066,930
Loans payable	10,263,804	10,263,804	229,815	10,033,989
Short term debt	40,000	40,000	40,000	-
Total	$19,659,109	$19,659,109	$9,623,331	$15,388,203

NOTE 36 — RELATED PARTIES

Relationships	Name of related party

Board members and key management	Roger James Hamilton Eva Mantziou
Suraj Naik
Gaurav Dama Mr Gary M Pattinson Ian Putter
Thomas Putter Eduardo Huerto Mercado Simon Zutshi
Lilian Niemann Angela Stead
Jeff Hays Patrick Gentempo
Related entity	GeniusU Web Services Pvt Ltd PT XL Vision Villas Bali Entrepreneur Resorts Limited
Wooden Fish Village
Health 360 Pte Ltd
The Genius Movement Pte Ltd
World Game Pte Ltd
Evcos Pte Ltd
Health Dynamics
Wealth Dynamics America
BG2 Ltd
BG3 Ltd
BG4 Ltd
BMV Finance
Crowd Property
Hatfield House
Property Mastermind International
Zutshi LLP
Throckley
Magic Spark

See Note 22 — Loans Payable, Related Parties for information on related party balances.

NOTE 37 — KEY MANAGEMENT COMPENSATION

The following tables set forth information regarding compensation awarded to or earned by our Executive Officers and Board of Directors during the years ended December 31, 2025, 2024 and 2023

	2025			2024			2023
	Salary	Stock Based	Total	Salary	Stock Based	Total	Salary	Stock Based	Total
Key management compensation	$2,079,152	$7,574,295	$9,653,447	$2,109,014	$3,997,113	$6,106,127	$1,595,866	392,074	1,987,940

NOTE 38 — SEGMENT REPORTING

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

The Company’s business consists of five reportable business segments:

➢ Central — corporate and strategic management activities conducted through Genius Group Limited, Entrepreneur Resorts Pte Ltd, and Genius Group USA. This segment includes corporate oversight, group management, treasury, financing activities, and intercompany support functions.

➢ Academy — digital entrepreneur education, property investment education, memberships, certifications, management consultancy, and business development tools delivered through GeniusU Ltd, Property Investors Network Limited and Revealed Films.

➢ School — early childhood, primary, and middle school education delivered through Education Angels in New Zealand, Pro Education in Indonesia and University of Valley in California.

➢ Resorts — hospitality operations including safari lodges, villa accommodations, and café operations, comprising Tau Game Lodge, Matla Game Lodge, Vision Villas, and Genius Café, which support experiential learning, retreats, and community events.

➢ Discontinued operations — E-Squared Education Enterprises (“ESQ”), that ceased all operations in December 2024 and is currently subject to liquidation proceedings in South Africa. ESQ’s accounts have not been consolidated for the year ended December 31, 2025, and numbers for prior years have been classified within discontinued operations.

The detailed segment information of the Company is as follows:

	2025
	Central	Academy	School	Resorts	Discontinued operations	Total
Revenues	$—	$4,730,182	$1,459,332	$2,197,708	$—	$8,387,222
Depreciation and amortization(1)	$5,937	$2,093,137	$87,035	$146,077	$—	$2,332,186
Loss from operations	$(21,100,361)	$(5,592,854)	$(600,531)	$1,167,270	$—	$(26,126,476)
Net Profit/(Loss)	$(35,056,654)	$(20,240,059)	$(1,840,634)	$1,147,850	$—	$(55,989,497)
Interest Expense, net	$3,374,608	$48,731	$(51,285)	$19,423	$—	$3,391,477
Capital Expenditures	$—	$—	$—	$—	$—	$—
Property, plant and equipment	$11,892	$30,035	$4,077,658	$8,827,123	$—	$12,946,708
Operating right of use assets	$—	$133,640	$1,298,711	$883,375	$—	$2,315,726
Total Assets	$76,358,374	$10,004,038	$14,908,235	$35,665,394	$—	$136,936,041
Total Liabilities	$14,204,290	$11,232,770	$10,957,615	$3,923,729	$—	$40,318,404

F-47

	2024
	Central	Academy	School	Resorts	Discontinued operations	Total
Revenues	$—	$5,381,488	$2,200,474	$—	$330,756	$7,912,718
Depreciation and amortization(1)	$5,812	$2,042,750	$9,965	$—	$—	$2,058,527
Loss from operations	$(14,747,828)	$(5,525,688)	$(1,100,445)	$—	$(1,888,238)	$(23,262,199)
Net Profit/(Loss)	$(13,057,563)	$(8,529,197)	$(2,258,538)	$—	$(1,094,524)	$(24,939,822)
Interest Expense, net	$1,069,472	$41,513	$22,127	$—	$—	$1,133,112
Capital Expenditures	$—	$—	$—	$—	$—	$—
Property, plant and equipment	$13,472	$29,212	$39,477	$—	$219,370	$301,531
Operating right of use assets	$—	$—	$—	$—	$—	$—
Total Assets	$69,941,956	$25,778,354	$4,758,957	$—	$576,084	$101,055,351
Total Liabilities	$8,029,948	$9,683,103	$3,042,925	$—	$888,945	$21,644,921

	2023
	Central	Academy	School	Resorts	Discontinued operations	Total
Revenues	$-	$8,373,848	$9,712,312	$4,451,384	$525,210	$23,062,754
Depreciation and amortization	$10,611	$2,179,231	$744,290	$336,918	$(4,761)	$3,266,289
Loss from operations	$(10,471,950)	$(6,185,860)	$(4,215,096)	$205,893	$(2,067,558)	$(22,734,571)
Net Profit/(Loss)	$(12,252,348)	$11,081,038	$(3,727,459)	$234,862	$(1,047,315)	$(5,711,221)
Interest Expense, net	$2,870,200	$63,890	$720,593	$39,365	$-	$3,694,048
Capital Expenditures	$—	$—	$—	$—	$—	$—
Property, plant and equipment	$10,076	$30,509	$189,543	$—	$226,623	$456,751
Operating right of use assets	$—	$—	$—	$—	$—	$—
Total Assets	$4,055,247	$32,185,573	$5,669,528	$—	$1,303,425	$43,213,773
Total Liabilities	$5,232,994	$11,735,374	$4,144,069	$—	$2,386,343	$23,498,780

(1)	Consists of US$591,462 (2024: US$589,415) of depreciation and amortization which is included in cost of revenue and US$1,740,724 (2024: US$1,469,112) which is included in operating expenses in the accompanying statements of operations.

A summary of non-current assets (other than financial instruments) by geographic location appears below:

	2025
	Central	Academy	School	Resorts	Discontinued Operations	Total
Europe / Middle East / Africa	$-	8,395,429	$-	$7,992,808	-	$16,388,237
Asia / Pacific	42,508,949	20,631	12,548,835	41,573,761	-	96,652,176
North America / South America	-	-	30,332	-	-	30,332
	$42,508,949	$8,416,060	$12,579,167	$49,566,569	$-	$113,070,745

	2024
	Central	Academy	School	Resorts	Discontinued Operations	Total
Europe / Middle East / Africa	$-	13,476,079	$-	$-	395,469	$13,871,548
Asia / Pacific	37,321,617	313,803	2,342,176	-	-	39,977,596
North America / South America	-	4,750,819	36,561	-	-	4,787,380
	$37,321,617	$18,540,701	$2,378,737	$-	$395,469	$58,636,524

A summary of revenue by geographic location appears below:

	For the Years Ended December 31, 2025
	Central	Academy	School	Resorts	Discontinued Operations	Total
Europe / Middle East / Africa	$-	$3,540,448	$-	$1,753,925	$-	$5,294,373
Asia / Pacific	-	$904,803	$1,459,332	$443,783	-	$2,807,918
North America / South America	-	284,931	-	-	$-	$284,931
	$-	$4,730,182	$1,459,332	$2,197,708	$-	$8,387,222

	For the Years Ended December 31, 2024
	Central	Academy	School	Resorts	Discontinued Operations	Total
Europe / Middle East / Africa	$-	$3,247,425	$-	$-	$-	$3,247,425
Asia / Pacific	-	1,295,759	$919,927	-	-	2,215,686
North America / South America	-	838,304	1,280,547	-	-	2,118,851
	$-	$5,381,488	$2,200,474	$-	$-	$7,581,962

	For the Years Ended December 31, 2023
	Central	Academy	School		Resorts	Discontinued Operations	Total
Europe / Middle East / Africa	$-	$3,609,681	$		$4,289,448	$-	$7,899,129
Asia / Pacific	-	2,301,742		1,072,526	161,936	-	3,536,204
North America / South America	-	2,462,425		8,639,786	-	-	11,102,211
	$-	$8,373,848		$9,712,312	$4,451,384	$-	$22,537,544

NOTE 39 — EVENTS AFTER THE REPORTING PERIOD

Genius Group Issuance of Shares

Subsequent to December 31, 2025 and prior to the issuance of these financial statements, the Company issued 1,593,875 ordinary shares for the net consideration of US$663,462 under the At the Market (the “ATM”) offering approved by the SEC in August 2024.

Bitcoin Treasury

Subsequent to December 31, 2025 and prior to the issuance of these financial statements, the Company reduced its Bitcoin by liquidating 102.61 Bitcoin for US$6,3 million, at an average price of US$71,035 per Bitcoin. The Company reduced the outstanding loan from US$8.5 million to US$3.3 million.

